Form 10-K, Exhibit 13
period 1993-12-31
POLAROID CORP
filed 1994-03-30
CIK 79326

Financial Review:

Polaroid Corporation and Subsidiary Companies

     23   Management's Discussion and Analysis of Operations
     29   Independent Auditors' Report
     29   Management's Report

Financial Statements:
     30   Consolidated Statement of Earnings
     31   Consolidated Balance Sheet
     32   Consolidated Statement of Cash Flows
     33   Consolidated Statement of Changes in
              CommonStockholders' Equity

Notes to Consolidated Financial Statements:
     34    1. Summary of Significant Accounting Policies
     35    2. Supplemental Information
     36    3. Income Taxes
     38    4. Inventories
     38    5. Short-term Debt
     39    6. Payables and Accruals
     39    7. Long-term Debt
     40    8. Redeemable Preferred Stock Equity
     40    9. Common Stockholders' Equity
     40   10. Incentive Compensation and Stock Incentive Plans
     42   11. Benefit Plans
     44   12. Rental Expense and Lease Commitments
     44   13. Segments of Business
     46   14. Contingencies
     48   15. Supplementary Financial Information

Supplementary Financial Information:
     49   Quarterly Financial Data
     50-51    Ten-Year
                                    22

Management's Discussion and Analysis of Operations

The following table summarizes the relation to net sales of income and expense items included in the Consolidated FinancialStatements for 1993, 1992, and 1991 and the changes in those items from the respective prior years.

Income and Expense Items                                                                          Percent Increase/(Decrease)
as a Percent of Net Sales                                                                         1992      1991      1990
                                                                                                    to        to        to
1993     1992     1991      Income and Expense Items                                              1993      1992      1991
- --------------------------------------------------------------------------------------------------------------------------------
                            Net Sales:
  53%      53%      54%             United States                                                    3%        3%        5%
  47       47       46              International                                                    6         5         5
- --------------------------------------------------------------------------------------------------------------------------------
 100      100      100      Total net sales                                                          4         4         5
  58       55       52      Cost of goods sold                                                      10         9         7
  34       35       36      Marketing, research, engineering, and administrative expenses            -         3        10
   2        -        -      Early retirement and other expenses                                    100         -         -
- --------------------------------------------------------------------------------------------------------------------------------
   6       10       12      Profit from operations                                                 (34)      (13)      (13)
- --------------------------------------------------------------------------------------------------------------------------------
   -        -       42      Litigation settlement, net of employee incentives                        -      (100)      100
   1        1        1      Other income                                                            (5)      (67)       56
   2        3        3      Interest expense                                                       (18)        -       (28)
- --------------------------------------------------------------------------------------------------------------------------------
   5        8       52      Earnings before income taxes                                           (38)      (85)      397
   2        3       19      Federal, state and foreign income taxes                                (47)      (84)      496
- --------------------------------------------------------------------------------------------------------------------------------
   3%       5%      33%     Earnings before cumulative effect of changes in accounting principle   (31)%     (86)%     353%
- --------------------------------------------------------------------------------------------------------------------------------

                                  23

1993 Worldwide Results Compared with 1992
Worldwide sales of Polaroid Corporation and its subsidiaries increased 4% to $2.24 billion in 1993 compared with $2.15 billion in 1992. Sales in the United States increased 3% and international sales increased 6%.

The new instant camera system, called Captiva in the U.S., was an important contributor to the 4.9 million cameras shipped worldwide in 1993, a 23% increa-se over the previous year. This is the largest number of cameras shipped in more than ten years. Worldwide, 1993 instant film sales were up slightly reflecting healthy growth in integral film sales partly offset by a continuing decline in sales of the older peel-apart pack film.

Gross margins as a percent of sales were 42% for 1993 and 45% for 1992. The gross margin decline was primarily the result of planned higher manufacturing costs for new products (the new instant camera and film system and the Helios medical laser imaging system), including planned start-up expenditures, and product mix related to the new instant camera. The 1993 gross margin was also impacted by approximately $10 million of the $20 million recurring incremental charge for FAS 106 ("Employers' Accounting for Postretirement Benefits Other than Pensions"), and approximately $2 million of the $4 million recurring in-cremental charge for FAS 112 ("Employers' Accounting for Postemployment Bene-fits").

The balance of the FAS 106 and FAS 112 charges are recorded in marketing, re-search, engineering and administrative expenses which were $763 million in 1993 and $761 million in 1992. Higher marketing and launch costs for new products we-re offset by tight control of other overhead costs, which in many cases, were reduced. Research and engineering expenses were $161 million in 1993 and $155 million in 1992, while manufacturing development costs (previously called "start-up costs") for major new products included in cost of sales were approxi-mately $30 million in 1993 and $40 million in 1992. In 1993, the Company recor-ded charges of $40 million for an early retirement and severance program and $4 million to write down certain non-strategic assets. Profit from operations in-cluding these charges was $141 million as compared with $214 million in 1992. Without these charges, the operating profit for 1993 would have been $185 mi-llion.

Other income was $8 million in both 1993 and 1992.
Interest expense decreased to $48 million in 1993 from $58 million in 1992 due to lower interest rates and a reduction in short-term borrowings.

Income tax expense in 1993 was $34 million compared with $64 million in 1992. The worldwide effective tax rate was 33% in 1993 (before cumulative accounting adjustments) and 39% in 1992. The decrease in the tax rate was due primarily to the increase of prepaid tax assets related to the increase in the U.S. statutory tax rate from 34% to 35% and the beneficial tax effect of foreign currency ex-change in 1993. There was an after-tax foreign currency exchange loss on the translation of balance sheet items of $1 million in 1993 compared with a loss of $3 million in 1992.

In 1993, the Company adopted Financial Accounting Standards Board Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106) and Financial Accounting Standards Board Statement No. 109 "Accoun-ting for Income Taxes" (FAS 109). The cumulative effects at adoption of FAS 106 and FAS 109 on an after-tax basis were a charge of $133 million (net of income taxes of $85 million) and a credit of $34 million, respectively. In the fourth quarter of 1993, the Company also adopted Financial Accounting Standards Board Statement No. 112, "Employers' Accounting for Postemployment Benefits"
(FAS 112) retroactive to January 1, 1993. The cumulative effect of this change in accounting resulted in a one-time after-tax charge of $20 million (net of income taxes of $13 million.)
                                    24

The Company recorded a net loss for 1993 of $51 million or $1.10 per share, compared to net earnings in 1992 of $99 million or $2.06 per share. Excluding the early retirement and severance charges, the asset write-down, and accounting changes, net earnings would have been approximately $108 million or $2.29 per share for 1993. Fully diluted earnings per common share are not presented for 1993 because they were greater than primary earnings per common share. Fully di-luted earnings per common share were $2.02 in 1992.

Due to factors such as uncertainties associated with U.S. government changes in healthcare and the complexities of marketing to a new audience, the Company did not achieve its 1993 shipment goal for its Helios medical laser imaging system. Although the healthcare uncertainties will continue, the Company stated that it expects to increase its shipments in 1994 to several hundred units.

In the first half of 1994, the Company expects only slow growth in European eco-nomies, a stronger U.S. dollar and start-up costs associated with the scale-up of a new coating facility for High Resolution Imaging products. These factors are expected to affect operating profit adversely, particularly during the first quarter. However for the full year, the Company expects to improve operating profit significantly in 1994 as compared with 1993.

Operations by Geographic Area
Sales in the United States increased 3% to $1.17 billion in 1993 compared with 1992, primarily due to higher instant camera shipments. Sales in international markets increased 6% to $1.07 billion in 1993 compared to 1992. Sales in the European region decreased 6% to $598 million. Contributing to this decrease was a weak economy in Western Europe which offset strong sales in Eastern Europe, including Russia, and the negative effects of foreign currency translation, which could not be completely offset by price increases. Sales in the Asia/Paci-fic and Western Hemisphere regions increased 25% to $468 million in 1993. The increase is primarily attributable to sales to the Mexican government for the recently completed voter registration program, sales of the new instant camera system, and the positive effects of foreign currency translation.

Fourth Quarter Results
Consolidated worldwide sales in the fourth quarter of 1993 were $673 million, up 4% from $649 million in the same period a year earlier. Sales in the United States were 5% higher than in the comparable 1992 period primarily due to sales of the new Captiva camera system. International sales increased 1% in 1993 over the fourth quarter of 1992. Although the Company achieved significant increases in international camera and film shipments in the fourth quarter of 1993, especially in Eastern Europe including Russia, international revenues increased only slightly. The 1992 fourth quarter included significant hardware sales associated with the recently completed Mexican voter registration program. In addition, the negative effects of foreign currency translation from Western Europe were mostly offset by the positive effects of foreign currency translation from the Asia/Pacific region.

Gross margins as a percent of sales were 42% in the fourth quarters of 1993 and 1992. The gross margin in the fourth quarter of 1993 was affected by higher re-venues from photographic imaging products offset by planned higher manufacturing costs, including planned start-up expenditures and changes in product mix rela-ted to the new instant camera system. The 1993 fourth quarter gross margin was also impacted by approximately $3 million of the $5 million recurring incremen-tal charge for FAS 106. Marketing, research, engineering and administrative ex-penses were $205 million in the 1993 fourth quarter and $210 million in the 1992 fourth quarter. Profit from operations for the 1993 fourth quarter was $77 mi-llion, compared with $63 million for the fourth quarter of 1992.
                                    25

The Company incurred $2 million of other expense in the fourth quarter of 1993 compared to other income of $3 million recorded in the fourth quarter of 1992. The change in other income was the result of the negative effects of foreign currency exchange from balance sheet translations. Interest expense decreased to $12 million in 1993 from $15 million in 1992. The decrease is the result of lower interest rates and a reduction in short-term borrowings.

Income tax expense for the fourth quarter of 1993 was $24 million compared with $21 million in 1992. The worldwide effective tax rate for the fourth quarter was 38% in 1993 and 41% in 1992. The decrease in the tax rate was due primarily to the beneficial tax effect of foreign currency exchange in 1993. There was an af-ter-tax foreign currency exchange loss on the translation of the balance sheet of $4 million in the fourth quarter of 1993, compared with a loss of $3 million in 1992.

Net earnings in the fourth quarter of 1993 were $39 million compared to $30 mi-llion in the same period of 1992. Primary earnings per common share were $.83 for the fourth quarter of 1993 compared to $.63 per share in 1992. Fully diluted earnings per common share were $.79 and $.61 in the fourth quarter of 1993 and 1992, respectively.

1992 Worldwide Results Compared with 1991
Worldwide sales of Polaroid Corporation and its subsidiaries increased to $2.15 billion in 1992 compared with $2.07 billion in 1991. Sales in the United States increased 3% and international sales increased 5%.

Polaroid sold approximately 4.0 million consumer cameras worldwide in 1992 com-pared with about 3.9 million consumer cameras in 1991. Total instant film sales increased slightly and conventional film sales showed a substantial increase.

Gross margins as a percent of sales were 45% for 1992 and 48% for 1991. The gross margin decline was a result of planned higher start-up costs for new pro-ducts. Overhead spending was $761 million in 1992 amounting to 35% of sales, compared to $742 million in 1991, or 36% of sales. Planned higher marketing ex-penses were somewhat offset by reduced general and administrative expenses.

Research and engineering expenses included in general and administrative expen-ses were approximately $155 million in both 1992 and 1991, while start-up costs for major new products included in cost of sales were approximately $40 million in 1992 and $10 million in 1991. Profit from operations was $214 million in 1992 and $247 million in 1991.

On July 15, 1991, the Company received $925 million in settlement of patent in-fringement litigation against Eastman Kodak Company. The amount was recorded as a separate line in other income, net of related employee incentive awards and payroll taxes. The Company allocated to employees $50 million of pre-tax incen-tive awards attributable to the settlement.

Other income, excluding the net Kodak litigation settlement, decreased from $23 million in 1991 to $8 million in 1992. The higher income in 1991 resulted prima-rily from interest earned on the Kodak litigation settlement proceeds, and the receipt of an $11 million insurance settlement related to past litigation ex-penses. Interest expense was $58 million in both 1992 and 1991.

Income tax expense in 1992 was $64 million compared with $400 million in 1991. The higher tax expense in 1991 was related primarily to tax on the Kodak litiga-tion settlement proceeds. The worldwide effective tax rate was 39% in 1992 and 37% in 1991. The increase in the tax rate was due primarily to the adverse effects of foreign currency exchange.
                                      26

Net earnings for 1992 were $99 million compared to $684 million in 1991. There was an after-tax foreign currency exchange loss of $3 million in 1992 compared with a loss of $.5 million in 1991. Primary earnings per common share were $2.06 in 1992 compared to $12.54 in 1991. Fully diluted earnings per common share were $2.02 in 1992 and $10.88 in 1991.

Foreign Currency Exchange and Inflation
The Company generates a significant portion of its revenues in international markets, which subjects its operations to the exposure of foreign currency fluc-tuations. The impact of currency fluctuations can be positive or negative in any given period. The Company carefully considers the impact of currency fluctua-tions in its business decisions. The Company maintains an International Monetary Control Center to manage its foreign currency exposure. Hedging strategies, which may from time to time include foreign currency borrowings, foreign exchan-ge swaps and options, are used to minimize the impact of currency fluctuations on the Company's financial position.

Inflation continues to be a factor in many countries. The Company's pricing strategy has been sufficient to offset inflation and normal cost increases. Therefore, the overall inflationary impact on earnings is not material.

Financial Liquidity and Capital Resources
At December 31, 1993, the Company's cash and cash equivalents plus short term investments amounted to $139 million, compared to $190 million at December 31, 1992. During 1993, the Company used cash to make capital expenditures of $166 million, to pay down long-term debt in the amount of $32 million, to make cash payments under the 1993 severance program, and to pay $28 million in dividends. During 1992, the Company repaid $173 million in long-term debt and received $347 million from the issuance of long-term public notes. The Company made cash out-lays in 1992 of $29 million for cash dividends, $202 million for capital expen-ditures, and $64 million for the repurchase of common stock. Capital expenditu-res in 1993 and 1992 were for ongoing capital programs, environmental improve-ments, continuing expenditures for the new instant camera system, called Captiva in the U.S., and a new coating facility for High Resolution Imaging technology. Capital expenditures in 1994 are expected to be approximately the same as 1993.

The Company maintains a $150 million three-year revolvingcredit facility for ge-neral corporate purposes. As of December 31, 1993 and 1992, the entire $150 mi-llion of additional borrowing capacity under the working capital line of credit remained available to meet working capital needs. In addition, available unused, uncommitted lines of credit for international and U.S. operations at December 31, 1993 were $161 million and $125 million, respectively.

The Company also has $100 million remaining from its existing shelf registra-tion, filed in January 1992, available for general corporate purposes. The Com-pany's total borrowing capacity is limited by certain debt covenants.

As of December 31, 1993, a cumulative total of 3.4 million shares had been re-purchased for approximately $94 million under the Company's $150 million stock repurchase program, leaving an unexpended balance of approximately $56 million. During 1993, the Company did not repurchase any shares of common stock. The ti-ming and amounts of any future purchases under this program depend upon many factors, including market conditions as well as the Company's business and fi-nancial condition.

The Company believes that its borrowing capacity and other existing corporate resources are adequate to meet working capital needs, to fund planned capital expenditures, to pursue future growth opportunities, and to fund other corporate requirements.

Other Matters
The Company, together with other parties, is currently designated a Potentially Responsible Party by the United States Environmental Protection Agency and cer-tain state agencies with respect to the costs of investigation and remediation of pollution at several Superfund sites. In each case where the Company is able to determine the likely exposure, such amount has been included in the Company's reserve. Where a range of comparably likely exposures exists, the Company has included in its reserve the minimum amount of the range. The Company's aggregate reserve for these liabilities was $6 million as of December 31, 1993.
                                      27

As of January 1, 1993 the Company adopted FAS 109. The favorable cumulative ad-justment of $34 million is the result of recognizing the tax benefit of future deductions based upon a "more likely than not criterion," instead of the more stringent criteria of FAS 96, the Company's previous standard of accounting for income taxes. Prior years' financial statements were not restated to apply the provisions of FAS 109. As of December 31, 1993, the net of deferred tax assets, $168 million, and deferred income tax liabilities, $4 million, reflected on the balance sheet was a net tax asset of $164 million. The net of deferred income tax assets, $152 million, and deferred income tax liabilities, $9 million, re-flected on the consolidated balance sheet as of January 1, 1993 (restated) was a net tax asset of $143 million.

Valuation allowances of $8 million as of December 31, 1993 and $10 million as of January 1, 1993 were established for all of the prepaid taxes related to a capi-tal loss carryforward and to those temporary differences which most likely will produce capital losses upon reversal. Capital losses may be used only to offset capital gains. Capital losses may be carried back 3 years and forward 5 years. The Company does not believe it is more likely than not that it would generate sufficient capital gains within the appropriate time period to offset those capital losses.

Management believes the Company will obtain the full benefit of the deferred tax assets on the basis of its evaluation of the Company's anticipated profitability over the period of years that the temporary differences are expected to become tax deductions; and they believe that sufficient book and taxable income will be generated to realize the benefit of these tax assets. This assessment of profi-tability takes into account the Company's present and anticipated split of do-mestic and international earnings, its previously announced strategic invest-ments, and the fact that the deductible temporary differences related to pos-tretirement and postemployment benefits reverse over a period of 30 to 40 years.

Management also considered the fact that as of the end of 1993, the Company had only an alternative minimum tax credit which does not expire for regular tax purposes. Otherwise, the Company had no credit carryforwards for regular tax purposes and the Company has no history of net operating losses for tax purpo-ses. However, there can be no assurance that the Company will generate any spe-cific level of continuing earnings or where those earnings will be generated.

As of January 1, 1993, the Company adopted FAS 106.
The Company elected immediate recognition of the accumulated liability at adop-tion. FAS 106 requires the expensing on an accrual basis, of all medical and life insurance benefits the Company provides to its retirees and their depen-dents. Previous to 1993, the Company recognized these costs on a pay-as-you-go basis. This resulted in a one-time, after-tax charge at adoption of $133 mi-llion (net of income taxes of $85 million). After recognition of the cumulative liability at adoption, the effect of this change in accounting on 1993 opera-ting results was a pre-tax expense of $29 million, approximately $20 million more than the previous pay-as-you-go method of accounting. There was no cash flow impact associated with the adoption of FAS 106.

In the fourth quarter of 1993, the Company adopted FAS 112 retroactive to Janua-ry 1, 1993. This standard requires the expensing, on an accrual basis, of all benefits provided to former or inactive employees, their beneficiaries and cove-red dependents, after employment but before retirement. Previous to 1993, the Company recognized these disability and survivor-related benefits on a pay-as-you-go basis. The cumulative effect of this change in accounting resulted in a one-time after-tax charge at adoption of $20 million (net of income taxes of $13 million.) After recognition of the cumulative liability at adoption, the effect of FAS 112 on 1993 operating results was a pre-tax charge of $6 million, appro-ximately $4 million more than the previous pay-as-you-go method of accounting. There was no cash flow impact associated with the adoption of FAS 112.

The Company offered an early retirement program and a severance program to em-ployees. The programs resulted in the departure of approximately 450 employees at a cost to the Company of $40 million, which was recorded in 1993. The Company also recorded a charge of $4 million for the write down of some non-strategic assets, in 1993.
                                      28

Independent Auditors' Report
The Board of Directors and Stockholders
Polaroid Corporation:

We have audited the accompanying consolidated balance sheet of Polaroid Corporation and subsidiary companies as of December 31, 1993 and 1992, and the related consolidated statement of earnings, cash flows and changes in common stockholders' equity for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polaroid Corporation and subsidiary companies at December 31, 1993 and 1992, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 3 and 11 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes and for certain postretirement and postemployment benefits.


KPMG Peat Marwick
Boston, Massachusetts
February 1, 1994

Management's Report
Financial Reporting and Controls

The financial statements presented in this report were prepared in accordance with generally accepted accounting principles. The Company maintains a number of measures to assure the accuracy of its financial information. To that end, a system of internal accounting controls and procedures has been developed to pro-vide reasonable assurance that assets are safeguarded and that transactions are recorded and reported properly. The Company also maintains financial policies and procedures, and a program of internal audits, management reviews and careful selection and training of qualified personnel.

The Audit Committee is composed entirely of outside directors. As such, it is in a position to provide additional, independent reviews of the adequacy of inter-nal controls and the quality of financial reporting.


I. MacAllister Booth
Chairman, President and
Chief Executive Officer


William J. O'Neill, Jr.
Executive Vice President and
Chief Financial Officer
                                            29

Financial Statements

Consolidated Statement of Earnings
Polaroid Corporation and Subsidiary Companies                                                    Years ended December 31,
(In millions, except per share data)                                                         1993          1992          1991
- ------------------------------------------------------------------------------------------------------------------------------
Net sales
  United States                                                                          $1,178.8      $1,145.7      $1,113.6
  International                                                                           1,066.1       1,006.6         957.0
                                                                                         --------      --------      --------
Total net sales                                                                           2,244.9       2,152.3       2,070.6
                                                                                         --------      --------      --------
  Cost of goods sold                                                                      1,296.5       1,178.0       1,082.5
  Marketing, research, engineering and administrative expenses (Note 2)                     763.0         760.5         741.5
  Early retirement and other (Note 11)                                                       44.0             -             -
                                                                                         --------      --------      --------
Total costs                                                                               2,103.5       1,938.5       1,824.0
                                                                                         --------      --------      --------
Profit from operations                                                                      141.4         213.8         246.6
                                                                                         --------      --------      --------
  Other income/(expense)
    Litigation settlement, net of employee incentives                                           -             -         871.6
    Interest income                                                                           7.7          15.9          25.6
    Other                                                                                      .5          (8.1)         (2.2)
                                                                                         --------      --------      --------
  Total other income                                                                          8.2           7.8         895.0
  Interest expense                                                                           47.9          58.5          58.4
                                                                                         --------      --------      --------
Earnings before income taxes and cumulative effect of changes in accounting principle       101.7         163.1       1,083.2
  Federal, state and foreign income taxes (Note 3)                                           33.8          64.1         399.5
                                                                                         --------      --------      --------
Earnings before cumulative effect of changes in accounting principle                         67.9          99.0         683.7
Cumulative effect to January 1, 1993 of changes in accounting principle for:
  Postretirement benefits other than pensions, net of tax of $85.0 million (Note 11)       (132.9)            -             -
  Income taxes (Note 3)                                                                      33.6             -             -
  Postemployment benefits, net of tax of $12.7 million (Note 11)                            (19.9)            -             -
                                                                                         --------      --------      --------
Net earnings/(loss)                                                                      $  (51.3)    $    99.0      $  683.7
                                                                                         ========      ========      ========
Primary earnings/(loss) per common share: (Note 1)
  Earnings before cumulative effect of changes in accounting principle                   $   1.45      $   2.06      $  12.54
  Cumulative effect to January 1, 1993 of changes in accounting principle for:
    Postretirement benefits other than pensions                                             (2.84)            -             -
    Income taxes                                                                             0.72             -             -
    Postemployment benefits                                                                 (0.43)            -             -
                                                                                         --------      --------      --------
Net earnings/(loss)                                                                      $  (1.10)     $   2.06      $  12.54
Fully diluted earnings per common share (Note 1)                                                -      $   2.02      $  10.88
Cash dividends per common share                                                          $    .60      $    .60      $    .60

See accompanying notes to consolidated financial statements.

                                           30

Consolidated Balance Sheet

Polaroid Corporation and Subsidiary Companies
                                                                                                              December 31,
(In millions)                                                                                              1993          1992
- ------------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents (Note 5)                                                                   $  114.4      $  109.1
  Short-term investments                                                                                   24.5          80.4
  Receivables, less allowances of $23.3 in 1993 and $18.2 in 1992                                         557.6         493.0
  Inventories (Note 4)                                                                                    578.2         586.3
  Prepaid expenses and other assets (Note 3)                                                              139.0          82.0
                                                                                                       --------      --------
Total current assets                                                                                    1,413.7       1,350.8
Property, plant and equipment
  Land                                                                                                     32.5          32.1
  Buildings                                                                                               309.0         274.7
  Machinery and equipment                                                                               1,338.8       1,246.9
  Construction in process                                                                                 227.5         219.8
                                                                                                       --------      --------
  Total property, plant and equipment                                                                   1,907.8       1,773.5
  Less accumulated depreciation                                                                         1,189.6       1,116.2
                                                                                                       --------      --------
  Net property, plant and equipment                                                                       718.2         657.3
Prepaid taxes-non-current (Note 3)                                                                         80.4             -
                                                                                                       --------      --------
Total assets                                                                                           $2,212.3      $2,008.1
                                                                                                       ========      ========
- ------------------------------------------------------------------------------------------------------------------------------
Liabilities and stockholders' equity
Current liabilities
  Short-term debt (Note 5)                                                                             $  106.2      $  126.3
  Current portion of long-term debt (Note 7)                                                               32.6          29.5
  Payables and accruals (Note 6)                                                                          243.5         237.9
  Compensation and benefits (Notes 10 and 11)                                                             118.3         105.8
  Federal, state and foreign income taxes (Note 3)                                                         79.5          62.3
                                                                                                       --------      --------
Total current liabilities                                                                                 580.1         561.8
                                                                                                       --------      --------
Long-term debt (Note 7)                                                                                   602.3         637.4
Accrued postretirement benefits                                                                           229.1             -
Accrued postemployment benefits                                                                            33.5             -
                                                                                                       --------      --------
Total liabilities                                                                                       1,445.0       1,199.2
                                                                                                       --------      --------
Preferred stock, Series A and Series D, $1 par value, authorized 20,000,000 shares; all shares unissued       -             -
                                                                                                       --------      --------
Common stockholders' equity (Note 9)
  Common stock, $1 par value, authorized 150,000,000 shares                                                75.4          75.4
  Additional paid-in capital                                                                              385.6         379.5
  Retained earnings                                                                                     1,602.0       1,680.3
  Less: Treasury stock, at cost                                                                         1,145.5       1,147.1
       Deferred compensation                                                                              150.2         179.2
                                                                                                       --------      --------
Total common stockholders' equity                                                                         767.3         808.9
                                                                                                       --------      --------
Total liabilities and stockholders' equity                                                             $2,212.3      $2,008.1
                                                                                                       ========      ========

See accompanying notes to consolidated financial statements.

                                         31

Consolidated Statement of Cash Flows

Polaroid Corporation and Subsidiary Companies
                                                                                                 Year Ended December 31,
(In millions)                                                                                1993          1992          1991
- -----------------------------------------------------------------------------------------------------------------------------
Net cash flows from operating activities
  Net earnings/(loss)                                                                     $ (51.3)      $  99.0       $ 683.7
  Cumulative effect of changes in accounting principle                                      119.2             -             -
  Depreciation of property, plant and equipment                                             100.3          89.1          85.5
  Increase in receivables                                                                   (83.6)        (54.0)        (35.0)
  (Increase)/decrease in inventories                                                          8.0         (62.0)         (5.3)
  (Increase)/decrease in prepaids and other assets                                           (2.8)          7.2         (13.0)
  Increase in payables and accruals                                                          15.3          29.6          11.7
  Increase/(decrease) in compensation and benefits                                            2.1         (22.5)          8.1
  Increase/(decrease) federal, state, and foreign income taxes payable                       27.4         (38.7)         63.4
  Other non-cash items                                                                       46.0          32.4          23.0
                                                                                          -------       -------       -------
  Net cash provided by operating activities                                                 180.6          80.1         822.1
                                                                                          -------       -------       -------
Cash flows from investing activities
  Decrease in short-term investments                                                         55.3           1.2          32.5
  Additions to property, plant and equipment                                               (165.6)       (201.5)       (175.8)
  Proceeds from sale of fixed assets                                                          1.4             -             -
                                                                                          -------       -------       -------
  Net cash used by investing activities                                                    (108.9)       (200.3)       (143.3)
                                                                                          -------       -------       -------
Cash flows from financing activities
  Net increase/(decrease) in short-term debt (maturities 90 days or less)                    (8.7)         19.7         (10.2)
  Short-term debt (maturities over 90 days):
    Proceeds                                                                                    _          68.7          46.5
    Payments                                                                                    -         (88.2)        (58.1)
  Proceeds from issuances of long-term debt (Notes 2 and 7)                                     -         347.1             -
  Repayments of long-term debt                                                              (26.8)       (173.1)       (228.8)
  Cash dividends paid                                                                       (28.0)        (29.0)        (38.9)
  Purchase of treasury stock                                                                    -         (67.5)        (26.5)
  Proceeds from the issuance of stock in connection with stock incentive plan                 3.3            .1             -
  Repurchase of preferred stock (Notes 2 and 7)                                                 -             -        (281.6)
                                                                                          -------       -------       -------
  Net cash provided by/(used by) financing activities                                       (60.2)         77.8        (597.6)
                                                                                          -------       -------       -------
Effect of exchange rate changes on cash                                                      (6.2)        (11.4)         (2.1)
                                                                                          -------       -------       -------
Net increase/(decrease) in cash and cash equivalents                                          5.3         (53.8)         79.1
Cash and cash equivalents at beginning of year                                              109.1         162.9          83.8
                                                                                          -------       -------       -------
Cash and cash equivalents at end of year                                                  $ 114.4       $ 109.1       $ 162.9
                                                                                          =======       =======       =======

See accompanying notes to consolidated financial statements.

                                      32

Consolidated Statement of Changes in Common Stockholders' Equity

Polaroid Corporation and Subsidiary Companies
                                                                                                 Year Ended December 31,
(In millions, except number of shares)                                                       1993          1992          1991
- -----------------------------------------------------------------------------------------------------------------------------
Common stock
  Balance at January 1 (75,427,550 shares in 1993, 1992 and 1991)                        $   75.4      $   75.4      $   75.4
                                                                                         --------      --------      --------
  Balance at December 31                                                                     75.4          75.4          75.4
                                                                                         --------      --------      --------
Additional paid-in capital
  Balance at January 1                                                                      379.5         379.5         379.5
    Stock options-1993 (Note 10)                                                              4.1             -             -
    Stock options exercised                                                                   1.7             -             -
    Stock options exercised-tax benefit                                                        .3             -             -
                                                                                         --------      --------      --------
  Balance at December 31                                                                    385.6         379.5         379.5
                                                                                         --------      --------      --------
Retained earnings
  Balance at January 1                                                                    1,680.3       1,609.9       1,038.3
    Net earnings/(loss)                                                                     (51.3)         99.0         683.7
    Dividends declared-common stock                                                         (28.0)        (28.6)        (29.9)
    Dividends declared-preferred stock Series B                                                 -             -          (8.5)
    Pay-in-kind dividends-preferred stock Series C                                              -             -         (22.7)
    ESOP dividend tax benefit                                                                 1.0             -             -
    Repurchase of redeemable preferred stock Series B and C (Note 8)                            -             -         (51.0)
                                                                                         --------      --------      --------
  Balance at December 31                                                                  1,602.0       1,680.3       1,609.9
                                                                                         --------      --------      --------
Less:
Treasury stock
  Balance at January 1 (28,759,335 shares in 1993, 26,508,489 shares in 1992,
    and 25,357,689 shares in 1991)                                                        1,147.1       1,083.7       1,053.1
  Repurchase of shares on the open market (2,257,911 shares in 1992 and
    1,150,800 shares in 1991)                                                                   -          63.5          30.6
  Issuance of shares in connection with stock incentive plan (137,930 shares in 1993,
    7,065 shares in 1992)                                                                    (1.6)          (.1)            -
                                                                                         --------      --------      --------
  Balance at December 31 (28,621,405 shares in 1993, 28,759,335 shares in 1992,
    and 26,508,489 shares in 1991)                                                        1,145.5       1,147.1       1,083.7
                                                                                         --------      --------      --------
  Balance at January 1                                                                      179.2         208.2         232.4
Deferred compensation
    Stock options-1993 (Note 10)                                                              3.5             -             -
    Loan repayments from ESOP Trust                                                         (32.5)        (29.0)        (24.2)
                                                                                         --------      --------      --------
  Balance at December 31                                                                    150.2         179.2         208.2
                                                                                         --------      --------      --------
Total common stockholders' equity                                                        $  767.3      $  808.9      $  772.9
                                                                                         ========      ========      ========

See accompanying notes to consolidated financial statements.

                                     33

Notes to Consolidated Financial Statements
Polaroid Corporation and Subsidiary Companies

1. Summary of Significant Accounting Policies
Principles of Consolidation:
The consolidated financial statements include the accounts of the domstic and foreign subsidiaries, all of which are wholly owned. Intercompany accounts and transactions are eliminated.

Cash Equivalents:
The Company considers all highly liquid securities with maturities of three months or less when purchased to be cash equivalents.

Short-term Investments:
Short-term investments are highly liquid investments with maturities of more than three months when purchased, and are carried at cost, which approximates market.

Inventories:
Inventories are valued on a first-in, first-out basis at the lower of cost or market value. Market value is determined by replacement cost or net realizable value.

Income Taxes: Income tax expense is based upon earnings reported in the financial statements. As of January 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" to determine amounts related to income taxes. Under Statement 109, prepaid and deferred taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is "more likely than not" that some portion or all of the deferred tax assets will not be recognized.

Provision for U.S. income taxes on the undistributed earnings of foreign subsi-diaries is made only on those amounts in excess of the funds considered to be permanently reinvested.

Property, Plant and Equipment:
The cost of buildings, machinery and equipment is depreciated, primarily by accelerated depreciation methods, over the estimated useful lives of such assets as follows: buildings, 20-40 years; machinery and equipment, 3-12 years.

Foreign Currency Translation:
The Company's foreign operations are measured by reflecting financial results of these operations as if they had taken place within a U.S. dollar based eco-nomic environment. Inventory, property, plant and equipment, cost of goods sold and depreciation are remeasured from foreign currencies to U.S. dollars at his-torical exchange rates. All other accounts are translated at current exchange rates. Gains and losses resulting from remeasurement are included in income.

Patents and Trademarks:
Patents and trademarks are valued at $1.

Product Warranty:
Estimated product warranty costs are accrued at the time the products are sold.

Earnings Per Common Share:
Primary earnings per common share are computed by dividing net income available to common stockholders (net income less preferred dividends) by the weighted average number of common shares and dilutive common stock equivalents outstanding for the period. Series C preferred stock, the warrants and stock options are considered common stock equivalents. The number of shares used to compute primary earnings per common share were (in thousands) 46,737 in 1993, 48,021 in 1992, and 53,860 in 1991.
                                        34

Fully diluted earnings per common share reflect the maximum dilution that would have resulted from the exercise of both Series B and Series C preferred stock, the warrants, stock options, and the convertible debentures. Fully diluted earn-ings per common share are computed by dividing net income, after adding back the after-tax interest on the convertible debentures, by the weighted average number of common shares and all dilutive securities. Fully diluted earnings per common share were not reported in 1993 because they were greater than primary earnings per common share. The number of shares used to compute fully diluted earnings per common share were (in thousands) 52,419 in 1992 and 63,018 in 1991.

2. Supplemental Information

(In millions)                                         1993      1992      1991
- ------------------------------------------------------------------------------
Advertising                                          $97.2    $103.4    $109.0
Research, engineering and
    development                                      160.8     154.7     153.8
Maintenance and repairs                               56.9      60.7      57.1
Taxes, other than payroll
    and income taxes                                  12.7      11.6      12.5

Manufacturing Development Costs:
In addition to the research, engineering and development costs included in mar-keting, research, engineering and administrative expenses, there were planned manufacturing development costs (previously called "start-up costs") for major new products included in costs of sales of approximately $30 million, $40 mi-llion and $10 million in 1993, 1992 and 1991, respectively.

Interest Capitalization:
The Company has capitalized interest costs relating to certain qualifying assets. In 1993, 1992 and 1991, the amounts of interest costs capitalized were $12.6 million, $10.0 million, and $6.9 million, respectively.

Cash Flow Information:
Cash payments for interest and income taxes were:

(In millions)                                         1993      1992      1991
- ------------------------------------------------------------------------------
Interest                                             $58.0     $57.6     $57.7
Income taxes                                          52.0      85.3     351.1

The 1991 issuance of $140 million of Subordinated Convertible Debentures in connection with the repurchase of Series B and Series C redeemable preferred stock has been treated as a non-cash transaction.

Certain prior year information has been reclassified to conform with current year presentation of data.

Fair Value of Financial Instruments:
The carrying amounts of cash, cash equivalents, short-term investments, trade receivables, short-term debt and trade payables approximate fair value because of the short maturity of these financial instruments, and are therefore not in-cluded in the information presented below. The Company utilizes foreign exchange swaps to reduce the interest cost of its short-term foreign currency debt. The swaps involve a simultaneous spot and forward contract normally with short expi-ration dates. Foreign exchange gains or losses associated with such contracts are included in current period earnings, but are by their nature not material to the financial statements both in terms of the carrying value and the fair value. The contract values of the foreign exchange swaps, which had expiration dates of less than one month, were $42.1 million and $24.3 million at December 31, 1993 and 1992, respectively.
                                          35

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The estimated fair value of the Company's long-term debt as of December 31 was as follows:

(In millions)                               1993                     1992
- -------------------------------------------------------------------------------
                                    Carrying     Fair       Carrying     Fair
                                    Amount       Value      Amount       Value
                                    --------     --------   --------     ------
Long-term debt                      $634.9       $705.6     $666.9       $711.4

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estima-tes are subjective in nature and involve uncertainties and matters of signifi-cant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect estimates.

Concentration of Credit Risk:
The Company places its temporary cash investments in highly rated financial ins-truments and financial institutions and by policy, limits the amount of credit exposure to any one financial institution. The Company's investment policy li-mits its exposure to concentrations of credit risk.

The Company would be exposed to credit risk if a counterparty to a foreign ex-change swap were to fail to meet its contractual obligation. The Company belie-ves that the risk of financial loss due to the inability of a counterparty to meet its obligation is remote and that any such loss would not be material. The Company minimizes its risk exposure from foreign exchange swaps by limiting counterparties to carefully selected major financial institutions.

The Company markets a substantial portion of its products to customers in the retail industry, a market in which a number of companies are highly leveraged. The Company continually evaluates the credit risk of these customers and belie-ves that its allowances for doubtful accounts relative to its customer receiva-bles are adequate.

3. Income Taxes
As of January 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes," (FAS 109). The favorable cumu-lative adjustment of $33.6 million is the result of recognizing the tax benefit of future deductions based upon a "more likely than not criterion," instead of the more stringent criteria of FAS 96, the Company's previous standard of accounting for income taxes. Prior years' financial statements were not restated to apply the provisions of FAS 109.

An analysis of income tax expense follows:
(In millions)
1993                                     Current        Deferred          Total
- -------------------------------------------------------------------------------
Federal                                   $ (6.0)        $  (7.6)        $(13.6)
Statutory Rate Change                        -              (3.3)          (3.3)
State                                         .9            (2.6)          (1.7)
Foreign                                     58.2            (5.8)          52.4
                                          ------         -------        -------
Total                                      $53.1          $(19.3)        $ 33.8
                                          ======         =======        =======
1992
- -------------------------------------------------------------------------------
Federal                                    $ 9.1           $ 2.8          $11.9
State                                        1.3              .6            1.9
Foreign                                     37.2            13.1           50.3
                                          ------         -------        -------
Total                                      $47.6           $16.5          $64.1
                                          ======         =======        =======
1991
- -------------------------------------------------------------------------------
Federal                                   $286.6          $(15.0)        $271.6
State                                       87.2              .3           87.5
Foreign                                     43.5            (3.1)          40.4
                                          ------         -------        -------
Total                                     $417.3          $(17.8)        $399.5
                                          ======         =======        =======
                                                  36

Prepaid income taxes and deferred income taxes result from future tax benefits and expenses related to the difference between the tax basis of assets and lia-bilities and the amounts reported in the financial statements. These differences predominately relate to U.S. operations. Carryforwards, tax overpayments and re-funds due are also included in prepaid income taxes. The net of deferred income tax assets and deferred income tax liabilities reflected on the consolidated ba-lance sheet was $163.9 million as of December 31, 1993 and $143.0 million as of January 1, 1993 (restated). Significant components of those amounts shown on the balance sheet are as follows:
                                                                    (Restated)
(In millions)                              December 31,1993    January 1, 1993
- ------------------------------------------------------------------------------
Deferred tax assets:
  Property, plant & equipment
    and trademarks                                   $(27.5)           $(24.4)
  Inventory                                            36.1              44.5
  Compensation and benefits                            26.4              22.3
  Postretirement and
    postemployment benefits                           109.9              97.7
  All other                                            31.6              21.6
                                                    -------           -------
  Subtotal                                            176.5             161.7
  Valuation allowance                                  (8.3)             (9.9)
                                                    -------           -------
  Total deferred tax assets                          $168.2            $151.8
                                                    =======           =======
Deferred tax liabilities:
  Property, plant & equipment
    and trademarks                                     $2.3              $3.0
  Inventory                                              -                2.8
  Compensation and benefits                             1.4               1.7
  All other                                              .6               1.3
                                                    -------           -------
  Total deferred tax liability                          4.3               8.8
                                                    -------           -------
  Net deferred tax asset                             $163.9            $143.0
                                                    =======           =======

Valuation allowances of $8.3 million as of December 31, 1993and $9.9 million as of January 1, 1993 were established for all of the prepaid taxes related to a capital loss carryforward and to those temporary differences which most likely will produce capital losses upon reversal. Capital losses may be used only to offset capital gains. Capital losses may be carried back 3 years and forward 5 years. The Company does not believe it is more likely than not that it will ge-nerate sufficient capital gains within the appropriate time period to offset those capital losses.

Management believes the Company will obtain the full benefit of the deferred tax assets on the basis of its evaluation of the Company's anticipated profitability over the period of years that the temporary differences are expected to become tax deductions; it believes that sufficient book and taxable income will be ge-nerated to realize the benefit of these tax assets. This assessment of profita-bility takes into account the Company's present and anticipated split of domes-tic and international earnings, the Company's previously announced strategic in-vestments, and the fact that the deductible temporary differences related to postretirement and other postemployment benefits reverse over a period of 30 to 40 years.

Management also considered the fact that as of the end of 1993, the Company had only an alternative minimum tax credit which does not expire for regular tax purposes. Otherwise, the Company had no credit carryforwards for regular tax purposes and the Company has no history of net operating losses for tax pur-poses. Of course, there can be no assurance that the Company will generate any specific level of continuing earnings or where earnings will be generated.
                                      37

An analysis of earnings before income taxes follows:

(In millions)                                       1993      1992        1991
- ------------------------------------------------------------------------------
Domestic                                           $11.2     $59.6      $962.8
Foreign                                             90.5     103.5       120.4
                                                 -------   -------   ---------
Total                                             $101.7    $163.1    $1,083.2
                                                 =======   =======   =========

A reconciliation of differences between the statutory U.S. federal income tax rate and the Company's effective tax rate follows:
                                                      1993      1992      1991
- ------------------------------------------------------------------------------
U.S. statutory rate                                   35.0%     34.0%     34.0%
State taxes                                             .5        .5       6.5
Impact of statutory rate change
  on deferred taxes                                   (3.3)     -         -
Valuation allowance change                            (1.6)     -         -
Tax effect resulting from
  foreign activities                                   3.9       4.2      (1.8)
Other                                                 (1.2)       .6      (1.8)
                                                   -------   -------   -------
Effective tax rate                                    33.3%     39.3%     36.9%
                                                   =======   =======   =======

Foreign activities include the effect of remeasuring foreign currency. The im-pact on the tax rate for 1993 was an increase of 7.9 percentage points; for 1992, an increase of 1.7 percentage points; and for 1991, an increase of .1 per-centage points.

At the end of 1993, the Company had an alternative minimum tax credit carryfor-ward of $3.2 million which does not expire. The Company has no other credit ca-rryforwards for regular tax purposes. For alternative minimum tax purposes, the Company had a foreign tax credit carryforward at the end of 1993 of $69.3 mi-llion; $5.7 million expires in 1994, $31.7 million expires in 1995, $3.9 million expires in 1996, $6.6 million expires in 1997, and $21.4 million expires in 1998.

Undistributed earnings of foreign subsidiaries held for reinvestment in overseas operations amounted to $418.9 million at December 31, 1993. Additional U.S. in-come taxes may be due upon remittance of those earnings (net of foreign tax re-ductions because of the distribution), but it is impractical to determine the amount of any such additional taxes. If all those earnings were distributed as dividends, foreign withholding taxes of approximately $21.5 million would be payable.

Federal income tax returns of the Company for all years through 1988 have been closed and all matters have been resolved. The Federal income tax returns of 1989 through 1991 are currently under audit.

4. Inventories
The classification of inventories at December 31 follows:

(In millions)                                         1993      1992
- --------------------------------------------------------------------
Raw materials                                       $122.9    $125.2
Work-in-process                                      252.5     233.9
Finished goods                                       202.8     227.2
                                                   -------   -------
Total                                               $578.2    $586.3
                                                   =======   =======

5. Short-term Debt
Short-term debt includes unsecured notes payable to banks of $106.2 million and $126.1 million at December 31, 1993 and 1992, respectively, incurred by the Com-pany's foreign subsidiaries to manage its foreign currency balance sheet exposu-re. The Company also enters into foreign exchange swap transactions to manage its international cash and debt positions (see Note 2).

During 1993 and 1992, the Company had an agreement for a $150 million domestic working capital line of credit. There were no amounts outstanding under this agreement at December 31, 1993 and 1992, respectively (see Note 7). The Company maintains unsecured, uncommitted lines of credit for its international and U.S. operations. Available unused, uncommitted lines of credit for international ope-rations were $161.1 million at December 31, 1993 and $160.3 million at December 31, 1992. Cash balances of $1.8 million and $16.2 million at December 31, 1993 and 1992, respectively, were required to support international borrowings. Available unused, uncommitted lines of credit for U.S. operations were $125.0 million at December 31, 1993. The Company's total borrowing capacity is limited by certain debt covenants.

Interest expense on international short-term borrowings was $12.0 million in 1993, $18.3 million in 1992, $14.5 million in 1991. The average interest rates in 1993 ranged from 7.5% to 10.3% and from 9.6% to 13.6% in 1992.
                                      38

6. Payables and Accruals
The following items are included in payables and accruals at December 31:

(In millions)                                         1993      1992
- --------------------------------------------------------------------
Trade accounts payable                              $133.0    $140.8
Other accrued expenses and
  current liabilities                                110.5      97.1
                                                   -------   -------
Total                                               $243.5    $237.9
                                                   =======   =======
7. Long-term Debt
Principal amounts of long-term debt outstanding as of December 31 are as follows:

(In millions)
1993                                        Long-term       Current       Total
- -------------------------------------------------------------------------------
ESOP loan                                      $114.2         $32.6      $146.8
7 1/4% Notes                                    149.3           -         149.3
8% Notes                                        198.6           -         198.6
8% Subordinated Convertible
  Debentures                                    140.0           -         140.0
Other                                              .2           -            .2
                                              -------       -------     -------
Total                                          $602.3         $32.6      $634.9
                                              =======       =======     =======
1992                                        Long-term       Current       Total
- -------------------------------------------------------------------------------
ESOP loan                                      $149.7         $29.5      $179.2
7 1/4% Notes                                    149.2           -         149.2
8% Notes                                        198.3           -         198.3
8% Subordinated Convertible
  Debentures                                    140.0           -         140.0
Other                                              .2           -            .2
                                              -------       -------     -------
Total                                          $637.4         $29.5      $666.9
                                              =======       =======     =======

In 1992, the Company renegotiated its credit agreement. At December 31, 1993 the Company had a working capital line of credit (see Note 5), and a long-term ESOP loan. Borrowing costs under the credit agreements are tied to the Company's long-term public debt ratings. The interest rates on the loans are based on va-rious alternative interest indices at the Company's option and will fluctuate over time. The agreements contain various restrictions, including the ability of the Company to incur or guarantee debt. The Company is required to maintain a certain net worth and to meet certain leverage and interest coverage ratios.

Under the ESOP loan, which was used to finance the leveraged Polaroid ESOP (see
Note 9), scheduled principal payments will be made semi-annually in gradually increasing amounts through 1997 when a final payment of $38.5 million is due. To date, common stock dividends paid to the plan trustee for ESOP-held shares have been used to repay the principal amount outstanding. Interest expense on the ESOP loan was $6.2 million in 1993, $8.3 million in 1992, and $13.5 million in 1991. The weighted average interest rate on the loan was 3.6%, 4.1%, and 6.0% during 1993, 1992 and 1991, respectively.

In 1991, the Company retired its outstanding Series B and C preferred stock, and the related warrants, in exchange for $280 million in cash and the issuance of $140 million principal amount of Subordinated Convertible Debentures (the De-bentures) due 2001. The Debentures carry an annual interest rate of 8% and are convertible to common stock at $32.50 per share. The Debentures are redeemable by the Company after September 30, 1998, and sooner if the current market price per share of common stock is greater than or equal to $48.75 (appropriately ad-justed for stock splits, combinations, dividends or similar events) for at least 20 of 30 consecutive trading days, at which time the Company has the right to redeem the Debentures, in whole or part, at the end of the 30-day period. The Debentures are redeemable by the Company and by the holder under certain circum-stances. The Debentures are subordinated in right of payment to all existing debt of the Company.
                                     39

The Company filed a registration statement with the Securities and Exchange Commission in January 1992 to issue from time to time in one or more series, debt securities not to exceed $450 million principal amount. Each series of debt securities will be offered on terms to be determined at the time of sale. In January 1992, the Company issued $150 million 7 1/4% Notes (the 7 1/4% Notes) due January 15, 1997. The 7 1/4% Notes were issued with a discount, at a price of 99.30% of par with a yield of 7.42%, and may not be redeemed prior to maturity. The proceeds were used in February 1992 to retire all of the Company's outstanding $150 million 8 7/8% Notes due April 1, 1993. In March 1992, the Company issued $200 million 8% Notes (the 8% Notes) due March 15, 1999. The 8% Notes were issued with a discount, at a price of 99.054% of par with a yield of 8.18%, and may not be redeemed prior to maturity. The remaining $100 million may be used to reduce outstanding indebtedness and, together with internally generated funds, for capital expenditures and for working capital and other corporate purposes.

The aggregate scheduled repayments on the long-term debt outstanding at December 31, 1993 are as follows:

              1994-                     $ 32.6 million
              1995-                     $ 36.0 million
              1996-                     $ 39.7 million
              1997-                     $188.6 million
              1998-                     $    0
              1999 and thereafter-      $340.0 million

8. Redeemable Preferred Stock Equity
In 1989, the Company sold $300 million of redeemable, cumulative, convertible preferred stock to a private investor group. This preferred stock consisted of $100 million (1,000 shares) of Series B Stock and $200 million (2,000 shares) of Series C Stock. The Company issued pay-in-kind dividends of 220 Series C shares ($22.0 million) in 1991. In 1991, the Company retired all of its outstanding Se-ries B and C preferred stock valued at $370.6 million and the related warrants in exchange for $280.0 million in cash and $140.0 million of Debentures (See No-te 7). The $49.4 million payment over the recorded value of the preferred stock and $1.6 million in related expenses were recorded as reductions of retained earnings in 1991.

9. Common Stockholders' Equity
As of December 31, 1993, the Company had repurchased a cumulative total of approximately 3.4 million shares of its common stock for $94.0 million under its $150 million stock repurchase program. During 1993, the Company did not repurchase shares of common stock. The timing and amounts of the remaining purchases will depend upon varying factors, including current market conditions, as well as the Company's business and financial condition.

Deferred Compensation was $150.2 million and $179.2 million at December 31, 1993 and 1992, respectively. Deferred compensation included $146.7 million in 1993 and $179.2 million in 1992 for an employee stock ownership plan (ESOP) covering substantially all domestic employees. These amounts which were recorded as deductions from common stockholders' equity, represent amounts receivable in the future from the ESOP Trust. Dividends on shares held by the ESOP Trust used to repay the ESOP loan were $5.7 million in 1993, $5.9 million in 1992, and $6.0 million in 1991. An additional $3.5 million of deferred compensation was recorded in 1993 for stock options (see Note 10).

10. Incentive Compensation and Stock Incentive Plans
The Company maintains annual cash incentive plans covering substantially all domestic employees (Employee Incentive Compensation Plan), employees of manu-facturing subsidiaries in the United Kingdom and the Netherlands (International Manufacturing Plans) and substantially all executives (Executive Incentive Com-pensation Plan).

Amounts charged to operations for incentive compensation plans are as follows:

(In millions)                                         1993      1992      1991
- ------------------------------------------------------------------------------
Employee Incentive Compensation Plan                  $6.2      $8.1     $12.3
International Manufacturing Plans                       .9       1.2       1.9
Executive Incentive Compensation Plan                    -       3.6       4.5
1988 Target Award Program                                -         -       (.6)

In addition, under the 1991 Special Incentive Plan the Company made a one-time pretax award of $50 million to employees as a result of the Kodak litigation settlement. This amount was charged to other income and reported as a reduction of the litigation settlement proceeds.
                                        40

In 1990, the Company adopted The Polaroid Stock Incentive Plan (the 1990 Plan) under which officers and other key employees may be granted stock options, stock appreciation rights and restricted stock as incentives to increase revenues and profits. Stock options granted may be either non-qualified or incentive stock options. Up to 3,000,000 shares of the Company's common stock have been autho-rized for use under the 1990 Plan.

Effective May 1993, the Company adopted The 1993 Polaroid Stock Incentive Plan (the 1993 Plan) under which officers and other key employees may be granted awards in the form of stock options, stock appreciation rights, restricted stock, and any other form determined by the Board of Directors to be consistent with the 1993 Plan, as incentives to increase revenues and profits. Stock op-tions granted may be either non-qualified or incentive stock options. A maximum of 3,000,000 shares of the Company's common stock have been authorized for use under the 1993 Plan, plus the unissued shares from the 1990 Plan. On June 15, 1993, the non-employee members of the Board approved the issuance of 848,122 op-tions at an option price of $32.25 per share. This reflects the fair market va-lue of the Company's common stock on April 26, 1993 which was the fifth business day after the first quarter earnings release. That date corresponds to the date on which options have been granted historically. Since the fair market value on June 15, 1993 was $37.00 per share, $4.1 million was recorded as deferred com-pensation, and is being amortized to compensation expense over the options' four year vesting period. During 1993, $.6 million was recorded as compensation expense.

The non-employee members of the Board of Directors are the administrator for the 1990 Plan and the 1993 Plan and, as such, can at the time of the grant determine the vesting period, the period the option shall remain exercisable (or a stock shall remain restricted), and may designate if a dividend equivalent payment (or a dividend for restricted stock) will be paid on the grant equal to the dividend payment made on a share of the Company's common stock. Data for the 1990 Plan and the 1993 Plan is summarized below:

                                                 Number of      Exercise Price
                                                   Options        per Option
- -------------------------------------------------------------------------------
Outstanding at December 31,
   1990                                            499,180          $43.75
1991 Activity:
      Granted                                      916,820     $24.375 - $26.25
      Cancelled                                    (20,475)    $24.375 - $43.75
      Exercised                                          -                    -
Outstanding at December 31,                    ------------
   1991                                          1,395,525     $24.375 - $43.75
1992 Activity:
      Granted                                      942,500          $25.25
      Cancelled                                    (40,665)    $24.375 - $43.75
      Exercised                                     (7,065)         $24.375
Outstanding at December 31,                    ------------
   1992                                          2,290,295     $24.375 - $43.75

1993 Activity:
      Granted                                      848,122          $32.25
      Cancelled                                    (54,697)    $24.375 - $43.75
      Exercised                                   (137,930)    $24.375 - $26.25
Outstanding at December                        ------------
   31, 1993                                      2,945,790     $24.375 - $43.75
Exercisable at December                        ============
   31, 1993                                      1,067,027     $24.375 - $43.75
                                               ============

Dividend equivalent payments of $1.7 million, $1.2 million, and $.7 million were made in 1993, 1992 and 1991, respectively. The number of common shares reserved for granting of future options was 2,902,035, 696,820, and 1,603,255 at December 31, 1993, 1992 and 1991, respectively.
                                        41

The options awarded under the 1990 Plan and the 1993 Plan vest ratably each year over approximately a four year period and are exercisable for approximately a ten year period from the date of grant, if the holder remains in the employ of the Company. If the option holder's employment terminates for reasons other than change of control or retirement, no further vesting can occur. When an option holder's employment terminates for any reason other than retirement, death or disability, all vested options must be exercised within three months from the termination date or approximately ten years from the date of the grant, which-ever is earlier.

In 1990, the Company adopted the Polaroid Board of Directors' Stock Option Plan (the Directors' Plan), which granted each non-employee director an option to purchase 3,000 shares of the Company's common stock. For any new non-employee director the date of the grant is the date the director joins the Board.

Under the Directors' Plan, options vest ratably each year over a four year pe-riod from the date the director joins the Board and are exercisable for a ten year period from the date of grant. Vesting ceases when an individual terminates as a director, and a former director must exercise his or her vested options within three years from the date of termination or ten years from the date of grant whichever is earlier. Up to 100,000 shares of the Company's authorized common stock may be issued under The Directors' Plan.

Since 1990, 42,000 options have been issued at prices ranging from $37.375 to $43.75 under the Directors' Plan. At December 31 of 1993, 1992 and 1991, 39,000, 37,500, and 36,000 options were exercisable, respectively. None of the options granted have been exercised. At December 31, 1993, a total of 58,000 shares of the Company's authorized common stock were reserved for possible future grants under The Directors' Plan.

11. Benefit Plans
The Company maintains a qualified noncontributory trusteed pension plan covering substantially all domestic employees. The benefits are based on years of service and final average compensation at retirement. The Company's general policy is to fund the domestic pension trust to the extent such contributions would be deduc-tible under the funding standards established under the Internal Revenue Code. Plan assets consist primarily of high quality corporate and U.S. government bonds, asset-backed securities and common stocks.

Employees of Polaroid's manufacturing subsidiaries in the United Kingdom and the Netherlands are covered by trusteed, contributory pension plans. Amounts are funded in accordance with local laws and economic conditions. Employees of most other foreign subsidiaries are covered by insured plans. Related expenses, obli-gations, and assets of these other non-manufacturing plans are not material and therefore are not included in the information below.

Due principally to the overfunding of its pension plan trusts, the Company has recognized pretax credits to earnings. Components of the net pension credit are as follows:

(In millions)                                         1993      1992      1991
- ------------------------------------------------------------------------------
Service cost                                         $25.4     $23.3     $20.2
Interest cost                                         56.1      53.1      47.9
Actual return on assets                              (90.9)    (68.1)   (128.5)
Net amortization and deferral                          5.2     (12.5)     56.5
                                                    ------    ------    ------
Net pension credit                                   $(4.2)    $(4.2)    $(3.9)
                                                    ======    ======    ======

The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheet at December 31:

(In millions)                                                   1993      1992
- ------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                                   $662.0    $525.1
  Non-vested benefit obligation                                 43.3      41.6
                                                             -------   -------
    Accumulated benefit obligation                             705.3     566.7
  Effect of projected pay increases                            138.2     121.2
                                                             -------   -------
    Projected benefit obligation                               843.5     687.9
Plan assets at fair market value                               922.1     865.1
                                                             -------   -------
Plan assets in excess of projected obligations                  78.6     177.2
Unrecognized prior service cost                                 27.2       8.3
Unrecognized net gain                                          (18.5)    (82.2)
Unrecognized net assets at transition, net of
  amortization                                                 (92.3)   (104.1)
                                                             -------   -------
Net pension liability                                          $(5.0)     $(.8)
                                                              =======   =======

The assumptions used by the Company for pension accounting as of December 31 were as follows:
                                                      1993      1992      1991
- ------------------------------------------------------------------------------
Weighted average discount rate                         7.5%      8.3%      8.5%
Weighted average rate of increase
    in compensation levels                             5.4%      5.8%      5.8%
Expected long-term rate of return
    on assets                                          9.3%      9.3%      8.9%

In 1988, the Company's Board of Directors approved the Polaroid ESOP for the benefit of employees (see Notes 7 and 9). The number of shares available for allocation to individual accounts in any period is based on principal and interest payments made on the ESOP loan. Amounts charged to operating expense for this plan were $26.9 million, $23.2 million, and $18.3 million in 1993, 1992, and 1991, respectively.

The Company currently provides certain health and life insurance benefits to eligible retired employees. Substantially all domestic employees who retire from the Company, and meet the minimum age and service requirements of 55 and 10 years, respectively, become eligible for these benefits. The plans are currently unfunded and may be modified in accordance with the terms of the plan documents. The Company funds these benefits on a pay-as-you-go basis. Eligible retirees under age 65 are required to contribute to the cost of their health care bene-fits. Upon reaching age 65, eligible retirees' health care benefit coverage is coordinated with Medicare. Eligible retirees are not required to contribute to the cost of their life insurance benefits. Employees of most of the Company's subsidiaries outside of the United States are covered by government programs.

As of January 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106). This standard requires the expensing, on an accrual basis, of all medical and life insurance benefits the Company provides to its retirees and their dependents. The Company elected immediate recognition of the accumu-lated liability at adoption. This resulted in a one-time, after-tax charge of $132.9 million (net of income taxes of $85.0 million). There was no cash flow impact associated with the adoption of FAS 106. After recognition of the cumu-lative liability at adoption, the effect of FAS 106 on 1993 operating results was a pre-tax expense of $28.8 million, approximately $20 million more than the previous pay-as-you-go method of accounting. Prior to 1993, the cost of retiree health care and life insurance benefits was recognized as an expense as claims were paid. These costs totaled $8.8 million in 1992 and $8.0 million in 1991.

Components of the Company's net periodic postretirement benefit cost for the year ended December 31, 1993 are as follows:

(In millions)
- ------------------------------------------------------------------------------
Service cost                                                             $11.2
Interest cost                                                             17.6
Net periodic postretirement benefit cost                                 $28.8

The following table sets forth the status of
the plan and amounts recognized in the Company's balance sheet at December 31, 1993:
(In millions)
- ------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                              $101.5
  Fully eligible active plan participants                                 87.4
  Other active plan participants                                          72.5
                                                                       -------
Total accumulated postretirement benefit obligation                      261.4
Unrecognized net loss                                                     22.9
                                                                       -------
Net postretirement benefit liability                                    $238.5
                                                                       =======

The discount rates used to determine the Accumulated Postretirement Benefit Obligation (APBO) at December 31, 1993 and the expense for 1993 were 7.5% and 8.25%, respectively. The assumed health care cost trend rate used in measuring the December 31, 1993 APBO and 1993 expense was 12% declining gradually over ten years to an ultimate rate of 6%. These trend rates reflect the Company's current experience and expectation that future rates will decline. If the health care cost trend rate assumptions were increased by 1%, the APBO as of December 31, 1993 would increase by approximately $34.2 million. The effect of a 1% change on the aggregate of service and interest cost for 1993 would have been an increase of approximately $4.8 million.

The Company maintains the Polaroid Board of Directors' Retirement Plan (The Di-rectors' Retirement Plan) which is a non-qualified deferred compensation plan under which fully vested (at least five complete years of service on the Board) non-employee members of the Board who retire receive annual lump sum payments equal to the retainer amount they were paid in the last full year prior to reti-rement. A participant or surviving spouse may receive payments under The Direc-tors' Retirement Plan for the lesser of twenty-five years or the number of years that the person served as a non-employee member of the Board prior to his or her seventy-third birthday.
                                       43

The estimated present value of future benefits under The Directors' Retirement Plan is accrued annually based on credited service up to the participants' actual retirement dates and is charged to expense. In 1993, 1992, and 1991, $.1 million per year was charged to expense for current years' service.

In the fourth quarter of 1993, the Company adopted Financial Accounting Stan-dards Board Statement No. 112, "Employer's Accounting for Postemployment Bene-fits" (FAS 112) retroactive to January 1, 1993. This standard requires the ex-pensing, on an accrual basis, of all benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but be-fore retirement. Previous to 1993, the Company recognized these disability and survivor-related benefits on a pay-as-you-go basis. The cumulative effect of this change in accounting for postemployment benefits resulted in a one-time after-tax charge of $19.9 million (net of income taxes of $12.7 million.) The effect of FAS 112 on 1993 operating results was a pre-tax charge of $6.3 mi-llion, approximately $3.8 million more than the previous pay-as-you-go method of accounting. There was no cash flow impact associated with the adoption of FAS 112.

The Company offered an early retirement program and a severance program to em-ployees. The programs resulted in the departure of approximately 450 employees at a cost to the Company of $40 million, which was recorded in 1993. The Company also recorded, in 1993, a charge of $4 million to write down certain non-strategic assets.

12. Rental Expense and Lease Commitments
Minimum annual rental commitments at December 31, 1993, under noncancellable leases, principally for real estate, are payable as follows:

(In millions)
- ------------------------------------------------------------------------------
1994                                                                     $16.3
1995                                                                      12.6
1996                                                                      10.1
1997                                                                       9.1
1998                                                                       5.5
1999 and thereafter                                                        7.1
Total minimum lease payments                                             $60.7

Minimum payments have not been reduced by minimum sublease rentals of $2.7 million due in the future under noncancellable subleases.

Many of the leases contain renewal options and some contain escalation clauses which require payments of additional rent to the extent of increases in the re-lated operating costs.

Rental and lease expenses consisted of the following:

(In millions)                                         1993      1992      1991
- ------------------------------------------------------------------------------
Minimum rentals                                      $23.8     $21.6     $18.7
Contingent rentals                                     7.4       5.8       7.5
                                                    ------    ------    ------
Total                                                $31.2     $27.4     $26.2
                                                    ======    ======    ======

Sublease income amounted to $1.5 million in 1993, $2.0 million in 1992, and $1.8 million in 1991.

13. Segments of Business
The Company is engaged primarily in one line of business, the manufacture and sale of instant imaging products. During 1993, sales to one customer, Wal-Mart Stores, Inc., amounted to 11.6% of the Company's total sales.

Intercompany sales between geographic areas are accountedfor at prices repre-sentative of unaffiliated party transactions.

The net after-tax effect of foreign currency exchange amounted to losses of $.9 million in 1993, $3.1 million in 1992 and $.5 million in 1991.

Total assets outside the United States, excluding cash and cash equivalents and short-term investments, at December 31, were $772.9 million in 1993, $776.0 million in 1992, and $714.5 million in 1991.

The following table shows certain financial information relating to the Company's operations in various geographic areas:
                                        44

Geographic Areas

                                                                          Year Ended December 31,
(In millions)                                                        1993          1992          1991
- -----------------------------------------------------------------------------------------------------
Sales
United States
  Customers                                                      $1,178.8      $1,145.7      $1,113.6
  Intercompany                                                      511.8         456.5         438.5
                                                                 --------      --------      --------
                                                                  1,690.6       1,602.2       1,552.1
                                                                 ========      ========      ========
Europe
  Customers                                                         597.9         632.8         624.6
  Intercompany                                                      347.3         312.6         287.3
                                                                 --------      --------      --------
                                                                    945.2         945.4         911.9
                                                                 ========      ========      ========
Asia/Pacific and Western Hemisphere
  Customers                                                         468.2         373.8         332.4
  Intercompany                                                       56.5          79.7          51.0
                                                                 --------      --------      --------
                                                                    524.7         453.5         383.4
                                                                 --------      --------      --------
  Eliminations                                                     (915.6)       (848.8)       (776.8)
                                                                 --------      --------      --------
Net sales                                                        $2,244.9      $2,152.3      $2,070.6
                                                                 ========      ========      ========
- -----------------------------------------------------------------------------------------------------
Profits
  United States                                                  $   44.1      $  118.7      $  120.9
  Europe                                                             43.7          72.5          94.4
  Asia/Pacific and Western Hemisphere                                56.8          44.1          40.3
  General corporate expense                                         (12.4)        (16.6)        (18.0)
  Eliminations                                                        9.2          (4.9)          9.0
                                                                 --------      --------      --------
Profit from operations                                              141.4         213.8         246.6
  Other income/expense                                              (39.7)        (50.7)        836.6
                                                                 --------      --------      --------
Earnings before income taxes                                     $  101.7      $  163.1      $1,083.2
                                                                 ========      ========      ========
- -----------------------------------------------------------------------------------------------------
Assets
  United States                                                  $1,532.7      $1,319.9      $1,153.9
  Europe                                                            556.0         562.7         548.7
  Asia/Pacific and Western Hemisphere                               216.9         213.3         165.8
  Corporate assets
    (cash, cash equivalents and short-term investments)             138.9         189.5         245.2
  Eliminations                                                     (232.2)       (277.3)       (224.3)
                                                                 --------      --------      --------
Total assets                                                     $2,212.3      $2,008.1      $1,889.3
                                                                 ========      ========      ========

                                        45

14. Contingencies
In October 1992, a Polaroid employee and former member of the Company's Employees' Committee filed a complaint in the United States District Court for the District of Massachusetts challenging the Company's decision in June of 1992 to dissolve the Committee. The complaint alleged a variety of violations of law and asserted a variety of claims against the Company, the Employees' Committee, William R. Graney, Vincent R. Tognarelli (formerly Chair and Vice Chair of the Employees' Committee), I.M. Booth, and the Secretary of Labor of the United States. The plaintiff seeks compensatory and punitive damages of an unspecified amount. On October 17, 1992 the Company and Mr. Booth moved to dismiss the complaint, and Messrs. Graney and Tognarelli have moved for summary judgment. The court granted the Company's and Mr. Booth's motion to dismiss the complaint and Messrs. Graney and Tognarelli's motion for summary judgment on June 7, 1993. The plaintiff appealed this dismissal to the Court of Appeals for the First Circuit on September 27, 1993. The Company will continue to defend the action vigorously, and expects that adjudication of the claims will not have a materially adverse effect on the financial condition or operating results of the Company.

The Company has received a letter alleging that a broad range of the Company's manufacturing equipment and products infringe a number of patents owned by Jerome H. Lemelson. The letter proposes that the Company enter into licensing negotiations to pay substantial past and future royalties under those patents. The Company is studying the allegations.

The Company, together with other parties, is currently designated a Potentially Responsible Party (PRP) by the United States Environmental Protection Agency
(EPA) and certain state agencies with respect to response costs for environmental remediation at several sites identified below. The Company believes that its potential liability with respect to any site and with respect to all sites in the aggregate will not have a materially adverse effect on the financial condition or operating results of the Company.

Due to a wide range of estimates with regard to response costs at those sites and various other uncertainties, the Company cannot firmly establish its ulti-mate liability concerning those sites. In each case where the Company is able to determine the likely exposure, such amount has been included in the Company's reserve. Where a range of comparably likely exposures exists, the Company has included in its reserve the minimum amount of the range. The Company's aggregate reserve for these liabilities was $6.0 million as of December 31, 1993. The Com-pany's analysis of data which underlies its establishment of this reserve is un-dertaken on a quarterly basis. The reserve for such liability does not provide for associated litigation costs, which, if any, are expected to be inconsequen-tial in comparison with the amount of the reserve. The Company will continue to accrue in its reserve appropriate amounts from time to time as circumstances warrant. This reserve does not take into account potential recoveries from third parties.

Federal law provides that PRPs may be held jointly and severally liable for res-ponse costs. Based on current estimates of those costs and after consideration of the potential estimated liabilities of other PRPs with respect to those sites and their respective estimated levels of financial responsibility, the Company does not believe its potential liability will be materially enlarged by the fact that liability is joint and several.
                                      46

The Company has been advised of the intention of the EPA to seek recovery under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) from it and other PRPs of response costs related to the sites of:
Bridgeport Rental and Oil Services in Logan Township, New Jersey; Sealand Restoration in Lisbon, New York; Solvents Recovery Service of New England in Southington, Connecticut; Ironhorse Park in Billerica, Massachusetts; and Old Southington Landfill in Southington, Connecticut; to which were allegedly deli-vered hazardous substances generated or transported by or otherwise related to the Company and those other PRPs. The Company and other PRPs have initiated litigation with the objective of minimizing their exposure with respect to the Bridgeport Rental and Oil Services site.

In 1988, the United States of America, the State of New Hampshire and the Commonwealth of Massachusetts commenced actions against the Company and other PRPs in the United States District Court for Massachusetts. The Plaintiffs asked for recovery under Section 107 of CERCLA of response costs related to four sites located in Bridgewater and Plymouth, Massachusetts, and Londonderry and Nashua, New Hampshire. All of the sites are associated with the Cannons Engineering Cor-poration, a company which was engaged in disposing of hazardous wastes. The Com-pany has entered into a consent decree to resolve the issues raised in these ac-tions. The consent decree has been entered by the court and the court's decision has been affirmed in an appellate proceeding. Remediation activities are under way.

In 1989, the United States of America and the Commonwealth of Massachusetts commenced actions against the Company and other PRPs in the United States Dis-trict Court for Massachusetts. The plaintiffs asked for recovery under CERCLA of response costs related to the Charles George Reclamation Trust Landfill in Tyngsboro, Massachusetts. The Company has entered into a consent decree to re-solve the issues raised in these actions. The consent decree was entered by the court on May 24, 1993. An appeal by non-settling parties is presently pending.

In 1990, an Administrative Order was issued by the EPA under Section 106 of CERCLA ordering the Company and other PRPs to perform remediation activities at the Landfill and Resource Recovery, Inc. site in North Smithfield, Rhode Island. The Company and other PRPs are presently performing remediation activities at the site.

Also in 1990, Transtech Industries, Inc., et al. commenced an action against the Company and other entities in the United States District Court for New Jersey. The plaintiffs ask for contribution toward response costs they have paid, and will pay, for remediation activities at the Kin-Buc Landfill in Edison, New Jersey. The Company has filed its answer to the complaints.

In 1993, the United States of America and the Commonwealth of Massachusetts commenced actions against the Company and other PRPs in the United States Dis-trict Court for Massachusetts. The plaintiffs asked for recovery under CERCLA and Massachusetts General Laws Chapter 21E for response costs related to the Silresim Chemical Corporation site in Lowell, Massachusetts. The Company has entered into a consent decree to resolve the issues raised in these actions. The consent decree was entered by the court on October 12, 1993.

Also in 1993, the United States of America commenced an action against the Com-pany and other PRPs in the United States District Court for West Virginia. The plaintiff asks for recovery under CERCLA of response costs related to the Artel Chemical Corporation site in Nitro, West Virginia. The Company has not yet filed its answer to the complaint.

Also in 1993, Duffy Brothers Construction Company, Inc., et al., commenced an action against the Company and other entities in the United States District Court for Massachusetts. The plaintiffs ask for contribution toward response costs they have paid, and will pay, for remediation activities at property owned by them and located at Waverly Oaks Park in Waltham, Massachusetts. The Company has filed its answer to the complaint.
                                         47

On August 16, 1988, the Company initiated litigation against certain of its insurance carriers seeking defense costs and indemnification with respect to the Silresim, Charles George and Cannons sites. On August 5, 1992, Commercial Union Insurance Company, Fireman's Fund Insurance Company, and The Travelers Indemnity Company filed a separate action against the Company seeking a decla-ratory judgement that they "have neither the obligation to defend nor the obli-gation to indemnify Polaroid with respect to any Environmental Claims asserted or to be asserted against Polaroid by third parties", except for those claims already in litigation with respect to the Silresim, Charles George and Cannons sites. On April 7, 1993, the Supreme Judicial Court of the Commonwealth of Massachusetts held that the Company was not entitled to indemnification under the involved policies for damage done to the Cannons sites. On November 5, 1993, the Company settled all outstanding litigation with its insurance carriers.
The settlement agreements require that the terms be held in confidence.

15. Supplementary Financial Information
The section on pages 49-51 entitled Supplementary Financial Information has not been audited by the Company's independent auditors. Those auditors have, however, made a limited review of the 1993 and 1992 quarterly data on page 49 in accordance with standards established by the American Institute of Certified Public Accountants and that information is incorporated herein by reference. Since the independent auditors did not audit the quarterly data for either year, they express no opinion on such data.
                                       48

Quarterly Financial Data (Unaudited)

Polaroid Corporation and Subsidiary Companies

1993   (In millions, except per share and stock price data)          First*     Second*     Third*     Fourth          Year
- ------------------------------------------------------------------------------------------------------------------------------
Net sales                                                           $468.5      $569.9     $533.9      $672.6      $2,244.9
Profit/(loss) from operations                                        (31.2)       54.0       41.3        77.3         141.4
Early retirement and other                                            44.0           -          -           -          44.0
Net earnings/(loss)                                                 (143.2)       28.1       24.6        39.2         (51.3)
Primary earnings/(loss) per common share                             (3.07)        .60        .52         .83         (1.10)
Fully diluted earnings per common share**                                -         .58        .51         .79             -
Cash dividends per common share                                        .15         .15        .15         .15           .60
Stock prices***
  High                                                               31.25       38.63      38.75       37.25         38.75
  Low                                                                25.75       27.75      33.25       31.50         25.75

1992                                                                 First      Second      Third      Fourth          Year
- ------------------------------------------------------------------------------------------------------------------------------
Net sales                                                           $431.3      $557.7     $514.1      $649.2      $2,152.3
Profit from operations                                                26.8        65.0       59.2        62.8         213.8
Net earnings                                                           6.2        35.5       27.7        29.6          99.0
Primary earnings per common share                                      .13         .74        .59         .63          2.06
Fully diluted earnings per common share                                .13         .71        .57         .61          2.02
Cash dividends per common share                                        .15         .15        .15         .15           .60
Stock prices***
  High                                                               31.50       28.75      33.63       35.00         35.00
  Low                                                                23.88       23.63      26.88       29.00         23.63

Stockholders of record as of February 11, 1994...................12,615

  * Restated for FAS 112.
 ** Fully diluted earnings per common share are not disclosed for the first quarter and total year because they are greater than primary earnings per common share.
*** Recorded on the New York Stock Exchange, the principal market for the Company's common stock.

                                      49

Ten Year Financial Summary (Unaudited)
Polaroid Corporation and Subsidiary Companies

Years ended December 31
(Dollar amounts in millions, except per share data)          1993          1992          1991
- --------------------------------------------------------------------------------------------------------
Consolidated Statement of Earnings
Net sales
  United States                                         $ 1,178.8     $ 1,145.7     $ 1,113.6
  International                                           1,066.1       1,006.6         957.0
                                                        ---------     ---------     ---------
Total net sales                                           2,244.9       2,152.3       2,070.6
                                                        ---------     ---------     ---------
  Cost of goods sold                                      1,296.5       1,178.0       1,082.5
  Marketing, research, engineering, and
    administrative expenses                                 763.0         760.5         741.5
  Restructuring and other expense                            44.0             -             -
                                                        ---------     ---------     ---------
Total costs                                               2,103.5       1,938.5       1,824.0
                                                        ---------     ---------     ---------
Profit from operations                                      141.4         213.8         246.6
                                                        ---------     ---------     ---------
  Litigation settlement, net of employee incentives             -             -         871.6
  Other income                                                8.2           7.8          23.4
  Interest expense                                           47.9          58.5          58.4
                                                        ---------     ---------     ---------
Earnings before income taxes                                101.7         163.1       1,083.2
  Federal, state and foreign income taxes                    33.8          64.1         399.5
                                                        ---------     ---------     ---------
Net earnings/(loss)****                                 $    67.9     $    99.0     $   683.7
                                                        =========     =========     =========
  Primary earnings/(loss) per common share**            $   (1.10)    $    2.06     $   12.54
  Fully diluted earnings per common share***                    -          2.02         10.88
  Cash dividends per common share**                     $     .60     $     .60     $     .60
  Common shares outstanding at end of year
    (in thousands)**                                       46,806        46,668        48,919
Selected Balance Sheet Information
  Working capital                                       $   833.6     $   789.0     $   695.3
  Net property, plant and equipment                         718.2         657.3         549.4
  Total assets                                            2,212.3       2,008.1       1,889.3
  Long-term debt                                            602.3         637.4         471.8
  Redeemable preferred stock equity                             -             -             -
  Common stockholders' equity                               767.3         808.9         772.9
Other Statistical Data
  Additions to property, plant and equipment            $   165.6     $   201.5     $   175.8
  Depreciation                                          $   100.3     $    89.1     $    85.5
  Payroll and benefits                                  $   699.2     $   670.2     $   690.6
  Number of employees, end of year                         12,048        12,359        12,003
  Return on average common stockholders' equity****           9.3%         12.7%        148.6%

   * Restated for FAS 96.
  ** Amounts for years prior to 1987 have been restated to reflect the 1987 two-for-one stock split.
 *** Fully diluted earnings per common share are not disclosed for 1993 and years prior to 1991 because they are either greater than primary earnings per common share or they do not include dilutive securities.
**** 1993 is shown prior to the cumulative effects of FAS 106,109 and 112.

                                       50

Years ended December 31
      1990          1989          1988          1987*          1986*          1985*          1984
- -------------------------------------------------------------------------------------------------
 $ 1,058.3     $ 1,091.8     $ 1,048.3     $ 1,009.3      $   964.3      $   779.3      $   743.5
     913.4         812.9         814.6         754.6          664.9          515.9          528.0
 ---------     ---------     ---------     ---------      ---------      ---------      ---------
   1,971.7       1,904.7       1,862.9       1,763.9        1,629.2        1,295.2        1,271.5
 ---------     ---------     ---------     ---------      ---------      ---------      ---------
   1,011.8         966.0       1,003.1         956.2          921.7          756.0          735.2

     675.6         634.5         686.0         653.9          571.8          505.6          492.6
         -          40.5         151.9             -              -              -              -
 ---------     ---------     ---------     ---------      ---------      ---------      ---------
   1,687.4       1,641.0       1,841.0       1,610.1        1,493.5        1,261.6        1,227.8
 ---------     ---------     ---------     ---------      ---------      ---------      ---------
     284.3         263.7          21.9         153.8          135.7           33.6           43.7
         -             -             -             -              -              -              -
      15.0          35.1          28.0          16.7           18.1           28.9           39.5
      81.3          86.2          29.0          15.0           18.6           22.3           20.9
 ---------     ---------     ---------     ---------      ---------      ---------      ---------
     218.0         212.6          20.9         155.5          135.2           40.2           62.3
      67.0          67.6          43.5          30.3           27.0           42.6           36.6
 ---------     ---------     ---------     ---------      ---------      ---------      ---------
 $   151.0     $   145.0     $   (22.6)    $   125.2     $    108.2      $    (2.4)     $    25.7
 =========     =========     =========     =========     ==========      =========      =========
 $    2.20     $    1.96     $    (.34)    $    2.02     $     1.75      $    (.04)     $     .42
         -             -             -             -              -              -              -
 $     .60     $     .60     $     .60     $     .60     $      .50      $     .50      $     .50

    50,070        52,110        71,635        61,918         61,918         61,918         61,918

 $   609.1     $   642.0     $   980.0     $   652.6     $    602.4      $   658.5      $   734.2
     461.0         430.9         433.8         395.6          357.7          349.0          306.6
   1,701.3       1,776.7       1,957.2       1,599.4        1,444.6        1,345.4        1,346.0
     513.8         602.2         402.3             -              -          124.6          124.5
     348.6         321.9             -             -              -              -              -
     207.7         148.8       1,011.5       1,048.2          960.1          882.9          916.3

 $   120.9     $    94.5     $   127.0     $   116.6     $     82.9      $   104.5      $    82.7
 $    87.2     $    87.4     $    81.9     $    75.7     $     71.2      $    56.9      $    50.8
 $   587.6     $   546.7     $   725.9     $   585.0     $    548.2      $   510.2      $   475.4
    11,768        11,441        11,613        13,662         14,765         12,932         13,402
      63.3%         33.5%         (2.2)%        12.5%          11.7%           (.3)%          2.8%

                                    51