Form 10-K, Exhibit 13
period 1993-12-31
POLAROID CORP
filed 1994-03-30
CIK 79326

Appendix to Annual Report
          (Graphic material omitted from electronic filing)

Page           Description of information omitted
- ----           -----------------------------------
24             Two bar graphs showing "Sales by Geographic Area" and
               "Profit from Operations" from 1989-1993.

               Sales by Geographic Area
                                                Asia/Pacific and
                           U.S.      Europe    Western Hemisphere      Total
                        --------    --------   ------------------    --------
               1989     $1,091.8     $504.5           $308.4         $1,904.7
               1990      1,058.3      598.5            314.9          1,971.7
               1991      1,113.6      624.6            332.4          2,070.6
               1992      1,145.7      632.8            373.8          2,152.3
               1993     $1,178.8     $597.9           $468.2         $2,244.9

               Profit from Operations
               ----------------------
               1989      $263.7 *
               1990      $284.3
               1991      $246.6
               1992      $213.8
               1993      $141.4 **
                * Includes impact of $40.5 million of Shamrock expense
                  incurred in 1989.
               ** Includes impact of $44.0 million of charges from
                  early retirement and other expenses.

25 Two bar graphs showing "Cash and Cash Equivalents" and "Capital Expenditures/Depreciation" from 1989-1993.

               Cash and Cash Equivalents
               -------------------------
               1989      $131.2
               1990      $ 83.8
               1991      $162.9
               1992      $109.1
               1993      $114.4

               For data on capital expenditures and depreciation see
               "Ten Year Financial Summary" on pages 50 and 51 of the Annual
															Report.

26 Two bar graphs showing "Primary Earning/(Loss) per Common Share" and "Return on Average Common Stockholders' Equity" from 1989-1993.

               Primary Earning/(Loss) per Common Share
               ---------------------------------------
               1989      $ 1.96*
               1990      $ 2.20
               1991      $12.54**
               1992      $ 2.06
               1993      $ 1.45***
                * Includes impact of $40.5 million of Shamrock expense incurred in 1989.
               ** Includes impact of Kodak litigation settlement proceeds of $871.6 million before taxes.
               *** Includes impact of $44.0 million of charges from
                   early retirement and other expenses, but excludes the effect of cumulative changes in accounting principle.

               Return on Average Common Stockholders' Equity
               ---------------------------------------------
               1989        33.5%*
               1990        63.3%
               1991       148.6%**
               1992        12.7%
               1993         9.3%***
                * Includes impact of $40.5 million of Shamrock expense incurred in 1989.
               **  Includes impact of Kodak litigation settlement
                   proceeds of $871.6 million before taxes.
               *** Excludes the effect of cumulative changes in
                   accounting principle.