Form 10-K, Exhibit 13
POLAROID CORP
filed 1995-03-30
CIK 79326

Financial Review:

Polaroid Corporation and Subsidiary Companies

      21  Management's Discussion and Analysis of Operations
      27  Independent Auditors' Report
      27  Management's Report

Financial Statements:

      28  Consolidated Statement of Earnings
      29  Consolidated Balance Sheet
      30  Consolidated Statement of Cash Flows
      31  Consolidated Statement of Changes in
              Common Stockholders' Equity

Notes to Consolidated Financial Statements:

      32  1. Summary of Significant Accounting Policies
      33  2. Supplemental Information
      33  3. Financial Instruments
      34  4. Income Taxes
      36  5. Inventories
      36  6. Short-term Debt
      37  7. Payables and Accruals
      37  8. Long-term Debt
      38  9. Common Stockholders' Equity
      38 10. Incentive Compensation and Stock Incentive Plans
      39 11. Benefit Plans
      42 12. Rental Expense and Lease Commitments
      42 13. Segments of Business
      44 14. Contingencies
      45 15. Subsequent Events
      46 16. Supplementary Financial Information

Supplementary Financial Information:

      47 Quarterly Financial Data
      48 Ten-Year Financial Summary

Management's Discussion and Analysis of Operations


The following table summarizes the relation to net sales of income and expense items included in the Consolidated Statement of Earnings for 1994, 1993 and 1992 and the changes in those items from the respective prior years.

Income and Expense Items                                                                               Percent Increase/(Decrease)
as a Percent of Net Sales                                                                              1993       1992       1991
                                                                                                        to         to         to
1994      1993      1992       Income and Expense Items                                                1994       1993       1992
----------------------------------------------------------------------------------------------------------------------------------
                               Net Sales:
 50%       53%       53%                 United States                                                  (2)%        3%         3%
 50        47        47                  International                                                   8          6          5
----------------------------------------------------------------------------------------------------------------------------------
100       100       100        Total net sales                                                           3          4          4
 57        58        55        Cost of goods sold                                                        2         10          9
 34        34        35        Marketing, research, engineering and administrative expenses              3          -          3
  -         2         -        Early retirement and other expenses                                    (100)       100          -
----------------------------------------------------------------------------------------------------------------------------------
  9         6        10        Profit from operations                                                   42        (34)       (13)
----------------------------------------------------------------------------------------------------------------------------------
  -         -         -        Litigation settlement, net of employee incentives                         -          -       (100)
  -         1         1        Other income                                                            (15)         5        (67)
  2         2         3        Interest expense                                                         (3)       (18)         -
----------------------------------------------------------------------------------------------------------------------------------
                               Earnings before income taxes and cumulative effect of changes
  7        5          8            in accounting principle                                              58        (38)       (85)
  2        2          3        Federal, state and foreign income taxes                                  29        (47)       (84)
----------------------------------------------------------------------------------------------------------------------------------
  5%       3%         5%       Earnings before cumulative effect of changes in accounting principle     73%       (31)%      (86)%
----------------------------------------------------------------------------------------------------------------------------------

The Company often uses the following qualitative descriptors to explain its results of operations: "flat" indicates fluctuations of zero-to-one percent; "slight" is in the two-to-three percent range; "moderate" means four-to-ten percent; "significant" is in the eleven-to-twenty percent range; and "substantial" represents fluctuations greater than twenty percent.

1994 Worldwide Results Compared with 1993

Worldwide sales of Polaroid Corporation and its subsidiaries increased 3% to $2.31 billion in 1994 compared with $2.24 billion in 1993. In 1994, sales in the United States were $1.16 billion, a decrease of 2% compared with 1993 and international sales were $1.15 billion, an increase of 8% compared with 1993.

In 1994, the Company sold 6.4 million cameras compared with 4.9 million cameras in 1993, a 31% increase. Instant film shipments rose modestly for the full year 1994 compared to 1993. This increase reflects healthy growth in integral film sales, partly offset by an expected decline in peel-apart products, primarily as a result of the completion of the Mexican voter registration program which had contributed to 1993 sales. The growth in instant film shipments was largely due to the substantial growth in the Russian market, offset by a decline in Western European markets and a relatively flat U.S. market. Worldwide shipments of conventional film and video cassettes in 1994 were significantly lower than in 1993. Helios Medical Imaging System shipments in 1994 were substantially higher than shipments in 1993.

In 1994, sales in the European region increased 18% to $705 million compared with $598 million in 1993 as a result of increased sales in Russia. Sales in Russia accounted for 13% of total international sales in 1994 compared to 2% in 1993. While the Company believes that emerging markets present particularly attractive opportunities, as evidenced by the remarkable growth in the market for instant photographic products in Russia, such markets tend to be significantly less stable than more established markets. There can be no assurance that emerging markets will continue to produce favorable results. In 1994, sales in the Asia Pacific/Western Hemisphere regions decreased 4% to $448 million compared with $468 million in 1993. Increased sales in the Asia Pacific region were more than offset by a decrease in sales in the Western Hemisphere region, resulting from the Mexican voter registration program which was completed in 1993.

Gross margins as a percent of sales were 43% for 1994 and 42% for 1993. The increase in the gross margin in 1994 was attributable to a reduction in manufacturing costs for new products, substantial growth in sales of high margin instant film in Russia, and the positive effects of foreign currency translation. In addition, gross margins in 1994 were negatively impacted by costs associated with ramping up the capacity of the Company's new coating facility.

Marketing, research, engineering and administrative expenses in 1994 were $788 million compared with $763 million in 1993, which includes research and engineering expenses of

$166 million in 1994 and $161 million in 1993. In 1994, approximately two-thirds of the $166 million spent by the Company on research and engineering was allocated to digital imaging products. Digital imaging products primarily include digital dry-process laser imaging products for medical, graphic arts and other business applications. Digital imaging products also include products for consumer digital imaging and desktop publishing. Marketing and administrative expenses related to digital imaging products increased substantially in 1994 compared with 1993.

Profit from operations for 1994 was $200 million, an increase of 8% compared with $185 million in 1993, which excludes the special charge for the early retirement and severance program and the write down of certain non-strategic assets. Operating profit for 1993 including these special items was $141 million.

Other income was $7 million in 1994 compared with $8 million in 1993. Included in other income was a foreign currency exchange loss of $8 million in 1994 and $3 million in 1993 resulting from balance sheet translation. Interest expense decreased to $47 million in 1994 from $48 million in 1993. This decrease reflected lower overall interest costs offset by lower amounts of interest capitalized on certain qualifying assets. Lower interest costs in 1994 were primarily attributable to lower interest rates on short-term borrowings and a reduction in short-term borrowings.

Income tax expense in 1994 was $44 million compared with $34 million in 1993. The worldwide effective tax rate was 27% in 1994 and 33% in 1993. The decrease in the effective tax rate was primarily a result of the beneficial effect of the weakening U.S. dollar on the international tax rate. The net after-tax foreign currency exchange loss from balance sheet translation in both 1994 and 1993 amounted to $1 million.

Net earnings for 1994 were $117 million, or $2.49 primary earnings per common share compared with a loss of $51 million for 1993, or $1.10 primary loss per common share. The 1993 full year results included a special charge for an early retirement and severance program, the write down of certain non-strategic assets, and the cumulative effect of changes in accounting principle required by the Financial Accounting Standards Board. Excluding these items, 1993 primary earnings per common share would have been approximately $2.00 per share. Fully diluted earnings per common share were $2.42 for the full year 1994, and were not reported for the full year 1993 because they were greater than primary earnings per common share.

1994 Fourth Quarter Results

Worldwide sales in the fourth quarter of 1994 were $686 million, a 2% increase compared with sales of $673 million in the same period a year ago. Sales in the United States decreased 10% to $347 million in the fourth quarter of 1994, compared with the same period last year, as revenues from all photographic product lines declined. Although U.S. shipments of integral film decreased, retail sales remained level as dealer inventories declined. International sales increased 18% to $339 million in the fourth quarter of 1994, compared with the same period last year. Sales of instant cameras and film in Russia accounted for 17% of international sales in the fourth quarter of 1994 compared with 5% in the fourth quarter of 1993.

Gross margins as a percent of sales were 43% for the fourth quarter of 1994 and 42% for the fourth quarter of 1993. The gross margin in the fourth quarter of 1994 was affected by the positive effects of foreign currency translation, lower manufacturing costs for new products, and increased business in Russia, offset by lower instant film sales in Western Europe and the United States. Marketing, research, engineering and administrative expenses were $214 million in the 1994 fourth quarter compared with $205 million in the 1993 fourth quarter. Profit from operations for the 1994 fourth quarter was $84 million, compared with $77 million in the same period last year.

The 1994 fourth quarter included other income of $2 million compared to other expenses of $2 million in the 1993 fourth quarter. The increase in other income in the 1994 fourth quarter was primarily due to interest income earned on higher cash balances. Interest expense increased to $13 million in the fourth quarter of 1994 from $12 million in the fourth quarter of 1993. This increase was primarily a result of lower amounts of interest capitalized on certain qualifying assets partly offset by lower interest rates on short-term borrowings and a reduction in short-term borrowings.

Income tax expense for the fourth quarter of 1994 was $15 million compared with $24 million in same period last year. The worldwide effective tax rate for the fourth quarter was 21% in 1994 and 38% in 1993. The decrease in the effective tax rate was primarily a result of the beneficial effect of the weakening U.S. dollar on the international tax rate. The net after-tax foreign currency exchange loss from balance sheet translation in the fourth quarter of both 1994 and 1993 amounted to $4 million.

Net earnings for the fourth quarter of 1994 were $57 million compared to $39 million in the same period of 1993. Primary earnings per common share were $1.23 for the fourth quarter of 1994 compared with $.83 in the same period of 1993. Fully diluted earnings per common share were $1.16 and $.79 in the fourth quarter of 1994 and 1993, respectively.

1993 Worldwide Results Compared with 1992

Worldwide sales of Polaroid Corporation and its subsidiaries increased 4% to $2.24 billion in 1993 compared with $2.15 billion in 1992. Sales in the United States increased 3% and international sales increased 6%.

The new instant camera system, called Captiva in the U.S., was an important contributor to the 4.9 million cameras shipped worldwide in 1993, a 23% increase over the previous year. Worldwide, 1993 instant film sales were up slightly reflecting healthy growth in integral film sales partly offset by a continuing decline in sales of the older peel-apart pack film. In 1993, sales in the European region decreased 6% to $598 million. Contributing to this decrease was a weak economy in Western Europe which offset strong sales in Eastern Europe, including Russia, and the negative effects of foreign currency translation, which could not be completely offset by price increases. Sales in the Asia/Pacific and Western Hemisphere regions increased 25% to $468 million in 1993. The increase is primarily attributable to the Mexican voter registration program and positive effects of foreign currency translation.

Gross margins as a percent of sales were 42% for 1993 and 45% for 1992. The gross margin decline was primarily the result of planned higher manufacturing costs for new products (the new instant camera and film system and the Helios medical laser imaging system), including planned start-up expenditures, and product mix related to the new instant camera system. The 1993 gross margin was also impacted by approximately $10 million of the $20 million recurring incremental charge for Financial Accounting Standards Board Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (FAS
106), and approximately $2 million of the $4 million recurring incremental charge for Financial Accounting Standards Board Statement No. 112, "Employers' Accounting for Postemployment Benefits" (FAS 112).

The balance of the FAS 106 and FAS 112 charges are recorded in marketing, research, engineering and administrative expenses which were $763 million in 1993 and $761 million in 1992. Higher marketing and launch costs for new products were offset by tight control of other overhead costs, which in many cases, were reduced. Research and engineering expenses were $161 million in 1993 and $155 million in 1992, while manufacturing development costs (previously called "start-up costs") for major new products included in cost of sales were approximately $30 million in 1993 and $40 million in 1992. In 1993, the Company offered an early retirement program and a severance program to employees. The programs resulted in the departure of approximately 450 employees at a cost to the Company of $40 million, which was recorded in 1993. The Company also recorded a charge of $4 million for the write down of some non-strategic assets, in 1993. Profit from operations including these charges was $141 million as compared with $214 million in 1992. Without these charges, the operating profit for 1993 would have been $185 million.

Other income was $8 million in both 1993 and 1992. Interest expense decreased to $48 million in 1993 from $58 million in 1992 due to lower interest rates and a reduction in short-term borrowings.

Income tax expense in 1993 was $34 million compared with $64 million in 1992. The worldwide effective tax rate was 33% in 1993 (before cumulative accounting adjustments) and 39% in 1992. The decrease in the effective tax rate was due primarily to the increase of prepaid tax assets related to the increase in the U.S. statutory tax rate from 34% to 35% and the beneficial effect of foreign currency exchange in 1993. There were net after-tax losses of $1 million and $3 million in 1993 and 1992, respectively, on the translation of the balance sheet from foreign currencies to U.S. dollars.

As of January 1, 1993, the Company adopted FAS 106 and elected immediate recognition of the accumulated liability. FAS 106 requires the expensing on an accrual basis, of all medical and life insurance benefits the Company provides to its retirees and their dependents. Previous to 1993, the Company recognized these costs on a pay-as-you-go basis. This resulted in a one-time, after-tax charge at adoption of $133 million (net of income taxes of $85 million). After recognition of the cumulative liability at adoption, the effect of this change in accounting principle on 1993 operating results was a pre-tax expense of $29 million, approximately $20 million more than the previous pay-as-you-go method of accounting. There was no cash flow impact associated with the adoption of FAS 106.

As of January 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109). The favorable cumulative adjustment of $34 million in 1993 was the result of recognizing the tax benefit of future deductions based upon a "more likely than not" criterion, instead of the more stringent criteria of Financial Accounting Standards Board Statement No. 96, "Accounting for Income Taxes", the Company's previous standard of accounting for income taxes. Financial statements prior to 1993 were not restated to apply the provisions of FAS 109.

In the fourth quarter of 1993, the Company also adopted FAS 112 retroactive to January 1, 1993. This standard requires the expensing, on an accrual basis, of all benefits provided to former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement. Previous to 1993, the Company recognized these disability and survivor-related benefits on a pay-as-you-go basis. The cumulative effect of this change in accounting resulted in a one-time after-tax charge at adoption of $20 million (net of income taxes of $13 million.) After recognition of the cumulative liability at adoption, the effect of FAS 112 on 1993 operating results was a pre-tax charge of $6 million, approximately $4 million more than the previous pay-as-you-go method of accounting. There was no cash flow impact associated with the adoption of FAS 112.

The Company recorded a net loss for 1993 of $51 million or $1.10 primary loss per common share, compared to net earnings in 1992 of $99 million or $2.06 primary earnings per common share. Excluding the early retirement and severance charges, the asset write-down, and the cumulative effect of changes in accounting principle required by the Financial Accounting Standards Board, 1993 primary earnings per common share would have been approximately $2.00 per share. Fully diluted earnings per common share were not presented for 1993 because they were greater than primary earnings per common share. Fully diluted earnings per common share were $2.02 in 1992.

Financial Liquidity and Capital Resources

At December 31, 1994, the Company's cash and cash equivalents and short-term investments amounted to $229 million, compared to $139 million at December 31, 1993. In addition, working capital increased to $887 million at December 31, 1994 from $834 million at December 31, 1993. The primary source of cash for both 1994 and 1993 was profitable operations, which more than offset cash used in investing and financing activities in both years. Capital spending during 1994 was $147 million and depreciation expense was $118 million. Capital spending during 1993 was $166 million and depreciation expense was $100 million. Capital expenditures in both 1994 and 1993 were primarily related to ongoing capital programs, environmental improvements and the Company's new coating facility. In addition, 1993 capital expenditures included continuing expenditures for the new Captiva instant camera system. Capital expenditures in 1995 are expected to be approximately $165 million. During 1994, the Company expended cash to reduce borrowings, to purchase $31 million of treasury stock, and to pay $28 million of dividends to common stockholders. During 1993, the Company expended cash to reduce borrowings, to make cash payments under the 1993 severance program, and to pay $28 million of dividends to common stockholders.

During 1994, the Company replaced its previous three-year $150 million domestic working capital line of credit with a five-year $150 million domestic working capital line of credit. There were no amounts outstanding under these agreements at December 31, 1994 or 1993. The Company maintains unsecured, uncommitted lines of credit for its international operations which amounted to $161 million at both December 31, 1994 and 1993. Cash balances of $1.8 million at December 31, 1993 were required to support international borrowings and no such cash balances were required at December 31, 1994. The Company also has $100 million of unsold debt securities remaining from its existing shelf registration, filed in January 1992, available for general corporate purposes. The Company's total borrowing capacity is limited by certain debt covenants.

As of December 31, 1994, a cumulative total of 4.4 million shares had been repurchased for approximately $125 million under the Company's $150 million common stock repurchase program, $31 million of which was expended during 1994, leaving an unexpended balance of approximately $25 million. During 1993, the Company did not repurchase any shares of common stock. In January 1995, the Board of Directors approved a program to repurchase an additional $100 million of the Company's common stock on the open market, in privately negotiated transactions or otherwise (which may include transactions with Polaroid stock option plans and retirement plans, including the employee stock ownership plan). This repurchase program represented approximately 7% of the Company's market value. The timing and amounts of any future purchases under these programs depend upon many factors, including market conditions as well as the Company's business and financial condition.

The Company believes that its borrowing capacity and other existing corporate resources are adequate for at least the next twelve months to meet working capital needs, to fund planned capital expenditures, to pursue future growth opportunities, and to fund other corporate requirements.

Foreign Currency Exchange

The Company generates a substantial portion of its revenues in international markets, which subjects its operations to the exposure of foreign currency fluctuations. The impact of currency fluctuations can be positive or negative in any given period. The Company's ability to counteract foreign currency exchange movement is primarily dependent on pricing.

To minimize the adverse impact of foreign currency fluctuations on its foreign currency-denominated net assets, the Company may engage in foreign currency-denominated borrowings. The Company determines the aggregate amount of such borrowings based on its forecast of the Company's net asset position and the relative strength of the U.S. dollar as compared to foreign currencies. These borrowings create foreign currency-denominated liabilities that hedge the Company's foreign currency-denominated net assets. Upon receipt of the borrowed foreign currency-denominated funds, the Company converts those funds to U.S. dollars at the spot exchange rate. Exchange gains and losses on the foreign currency-denominated borrowings are recognized in earnings as incurred. At December 31, 1994 and 1993, the amount of the Company's outstanding short-term foreign currency-denominated borrowings were $117 million and $106 million, respectively.

From time to time, the Company may use over-the-counter foreign exchange swaps to reduce the interest expense incurred through the borrowings described above and to replace the hedge created by those borrowings. When a foreign exchange swap is used to replace a hedge, the currency received by the Company in the spot market component of the foreign exchange swap is used to close out the borrowings and simultaneously, the hedge is reinstituted through a forward contract (not exceeding six months). The net interest value of the foreign exchange swap contract is amortized to earnings over the life of the contract. Exchange gains or losses on the foreign currency obligation component of the forward contract are recognized in earnings as incurred in each accounting period. The Company does not enter into foreign exchange swaps for trading purposes. The aggregate notional value of these short-term foreign exchange swap contracts outstanding at December 31, 1994 and 1993, was $22 million and $42 million, respectively.

When the Company may not have sufficient flexibility to change prices, the Company may, from time to time, also purchase U.S. dollar call options. The term of these call options typically does not exceed one year. The Company's purchase of call options allows it to protect a portion of its expected foreign currency-denominated revenues from adverse foreign currency exchange movement. The Company does not buy call options which can be exercised prior to the expiration date, nor does it write options or purchase call options for trading purposes. The Company defers premiums and any gains for its call options activity until the option exercise date. At December 31, 1994, option contracts with a notional value of $177 million were outstanding. At December 31, 1993, no option contracts were outstanding.

The Company maintains a Monetary Control Center (the MCC), which operates under written policies and procedures defining day-to-day operating guidelines, including exposure limits, to contract for the foreign currency-denominated borrowings, foreign exchange swaps and call options described above. The MCC is subject to random independent audits and reports to a supervisory committee comprised of members of the Company's management. The MCC publishes monthly reports to the Company's management detailing the foreign currency activities it has engaged in for the prior month.

Impact of Inflation

Inflation continues to be a factor in many countries in which the Company does business. The Company's pricing strategy has offset to a considerable degree inflation and normal cost increases. The overall inflationary impact on earnings has been immaterial.

Recent Developments

In January 1995, the Company adopted a plan of action to enhance profitability through greater emphasis on sales in newly emerging markets, a reduction in operating costs and various measures to improve efficiency. The five-step plan is as follows:

The Company intends to accelerate entry into new global markets including China, India, and other developing nations. In China, the Company plans to add three new regional offices, expand its sales force and add distribution capability to reach customers throughout the country.

In the first quarter of 1995, the Company began to implement a dealer inventory adjustment program. The focus of this program is to enable the Company to exercise better control over its distribution channels, strengthen retail sales of integral film by increasing consumer promotions, and sharply reduce the "gray market" for Polaroid products. The Company expects to incur an operating loss (loss before interest and tax), excluding the restructuring charge discussed below, of approximately $20 million in the first quarter of 1995, primarily as a result of the inventory adjustment program.

The Company plans to sell approximately $50 million of real estate, primarily in the U.S., over the next 24 months.

The Company is implementing various measures to improve efficiency, including consolidation of manufacturing facilities; re-prioritizing of product development activities; enhancement of distribution, customer fulfillment and manufacturing processes; and realignment of employees.

The Company is currently in the process of reducing its workforce by about 400 to 600 employees, or approximately 5% of its worldwide workforce, through an early retirement and severance program. The Company expects to record a one-time restructuring charge of $40 million to $60 million in the first quarter of 1995 for these programs. On an annualized basis, this workforce reduction and the various measures to improve efficiency are expected to result in a $25 million to $35 million savings in operating costs.

In addition to these steps, the Board of Directors approved in January 1995 a program to repurchase an additional $100 million of the Company's common shares on the open market, in privately negotiated transactions or otherwise (which may include transactions with Polaroid stock option plans and retirement plans, including the employee stock ownership plan). This program is in addition to the approximately $25 million remaining at December 31, 1994 from the Company's previously authorized $150 million stock repurchase program.

In 1994, a Search Committee of the Board of Directors was established to undertake the process of naming the Company's next chief executive officer in order to comply with the Company's policy of not re-appointing an officer after he or she attains 65 years of age. This process is currently expected to be completed by December 1996.

Other Matters

The Company, together with other parties, is currently designated a Potentially Responsible Party by the United States Environmental Protection Agency and certain state agencies with respect to the costs of investigation and remediation of pollution at several sites. In each case in which the Company is able to determine the likely exposure, such amount has been included in the Company's reserve. Where a range of comparably likely exposures exists, the Company has included in its reserve the minimum amount of the range. The Company's aggregate reserve for these liabilities was $6 million as of both December 31, 1994 and 1993. The Company currently estimates that the majority of the $6 million amount reserved for environmental liabilities at December 31, 1994 will be payable over the next two to three years.

The Company reviews its recurring internal expenditures on environmental matters, as well as capital expenditures related to environmental compliance, on a monthly basis, and reviews its third-party expenditures on environmental matters on a quarterly basis. The Company believes that these expenditures have not had and will not have a materially adverse effect on the financial condition or operating results of the Company.

Independent Auditors' Report
The Board of Directors and Stockholders
Polaroid Corporation:

We have audited the accompanying consolidated balance sheet of Polaroid Corporation and subsidiary companies as of December 31, 1994 and 1993, and the related consolidated statements of earnings, cash flows and changes in common stockholders' equity for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polaroid Corporation and subsidiary companies at December 31, 1994 and 1993, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 4 and 11 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes and for certain postretirement and postemployment benefits.

/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Boston, Massachusetts
January 31, 1995

Management's Report
Financial Reporting and Controls

The financial statements presented in this report were prepared in accordance with generally accepted accounting principles. The Company maintains a number of measures to assure the accuracy of its financial information. To that end, a system of internal accounting controls and procedures has been developed to provide reasonable assurance that assets are safeguarded and that transactions are recorded and reported properly. The Company also maintains financial policies and procedures, and a program of internal audits, management reviews and careful selection and training of qualified personnel.

The Audit Committee is composed entirely of outside directors. As such, it is in a position to provide additional, independent reviews of the adequacy of internal controls and the quality of financial reporting.

/s/ I. MacAllister Booth

I. MacAllister Booth
Chairman, President and
Chief Executive Officer


/s/ William J. O'Neill, Jr.

William J. O'Neill, Jr.
Executive Vice President and
Chief Financial Officer

Financial Statements
Consolidated Statement of Earnings
Polaroid Corporation and Subsidiary Companies                                                          Years ended December 31,
(In millions, except per share data)                                                                 1994        1993        1992
----------------------------------------------------------------------------------------------------------------------------------
Net sales
         United States                                                                           $1,160.3    $1,178.8    $1,145.7
         International                                                                            1,152.2     1,066.1     1,006.6
                                                                                                 --------    --------    --------
Total net sales                                                                                   2,312.5     2,244.9     2,152.3
                                                                                                 --------    --------    --------

         Cost of goods sold                                                                       1,324.2     1,296.5     1,178.0
         Marketing, research, engineering and administrative expenses (Note 2)                      788.0       763.0       760.5
         Early retirement and other (Note 11)                                                           -        44.0           -
                                                                                                 --------    --------    --------
Total costs                                                                                       2,112.2     2,103.5     1,938.5
                                                                                                 --------    --------    --------

Profit from operations                                                                              200.3       141.4       213.8
                                                                                                 --------    --------    --------
         Other income/(expense):
                  Interest income                                                                     9.7         7.7        15.9
                  Other                                                                              (2.7)         .5        (8.1)
                                                                                                 --------    --------    --------
         Total other income                                                                           7.0         8.2         7.8
         Interest expense                                                                            46.6        47.9        58.5
                                                                                                 --------    --------    --------

Earnings before income taxes and cumulative effect of changes in accounting principle               160.7       101.7       163.1
         Federal, state and foreign income taxes (Note 4)                                            43.5        33.8        64.1
                                                                                                 --------    --------    --------

Earnings before cumulative effect of changes in accounting principle                                117.2        67.9        99.0

Cumulative effect to January 1, 1993 of changes in accounting principle for:
         Postretirement benefits, other than pensions, net of taxes of $85.0 (Note 11)                  -      (132.9)          -
         Income taxes (Note 4)                                                                          -        33.6           -
         Postemployment benefits, net of taxes of $12.7 (Note 11)                                       -       (19.9)          -
                                                                                                 --------    --------    --------

Net earnings/(loss)                                                                              $  117.2    $  (51.3)   $   99.0
                                                                                                 ========    ========    ========

Primary earnings/(loss) per common share: (Note 1)
         Earnings before cumulative effect of changes in accounting principle                    $   2.49    $   1.45    $   2.06
         Cumulative effect to January 1, 1993 of changes in accounting principle for:
                  Postretirement benefits other than pensions                                           -       (2.84)          -
                  Income taxes                                                                          -        0.72           -
                  Postemployment benefits                                                               -       (0.43)          -
                                                                                                 --------    --------    --------
Net earnings/(loss)                                                                              $   2.49    $  (1.10)   $   2.06

Fully diluted earnings per common share (Note 1)                                                 $   2.42           -    $   2.02

Cash dividends per common share                                                                  $    .60    $    .60    $    .60

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet
Polaroid Corporation and Subsidiary Companies

                                                                                                                December 31,
(In millions)                                                                                               1994          1993
------------------------------------------------------------------------------------------------------------------------------
Assets

Current assets
         Cash and cash equivalents (Note 6)                                                             $  143.3      $  114.4
         Short-term investments (Note 1)                                                                    85.6          24.5
         Receivables, less allowances of $24.5 in 1994 and $23.3 in 1993                                   541.0         557.6
         Inventories (Note 5)                                                                              577.4         578.2
         Prepaid expenses and other assets (Note 4)                                                        141.4         139.0
                                                                                                        --------      --------
Total current assets                                                                                     1,488.7       1,413.7
                                                                                                        --------      --------
Property, plant and equipment
          Land                                                                                              34.7          32.5
          Buildings                                                                                        332.3         309.0
          Machinery and equipment                                                                        1,561.7       1,338.8
          Construction in process                                                                          114.7         227.5
                                                                                                        --------      --------
          Total property, plant and equipment                                                            2,043.4       1,907.8
          Less accumulated depreciation                                                                  1,296.1       1,189.6
                                                                                                        --------      --------
          Net property, plant and equipment                                                                747.3         718.2
Prepaid taxes--non-current (Note 4)                                                                         80.7          80.4
                                                                                                        --------      --------
Total assets                                                                                            $2,316.7      $2,212.3
                                                                                                        ========      ========
------------------------------------------------------------------------------------------------------------------------------
Liabilities and stockholders' equity
Current liabilities
          Short-term debt (Note 6)                                                                      $  117.1      $  106.2
          Current portion of long-term debt (Note 8)                                                        35.9          32.6
          Payables and accruals (Note 7)                                                                   275.7         243.5
          Compensation and benefits (Notes 10 and 11)                                                      121.4         118.3
          Federal, state and foreign income taxes (Note 4)                                                  51.8          79.5
                                                                                                        --------      --------

Total current liabilities                                                                                  601.9         580.1
                                                                                                        --------      --------
Long-term debt (Note 8)                                                                                    566.0         602.3

Accrued postretirement benefits (Note 11)                                                                  247.2         229.1

Accrued postemployment benefits (Note 11)                                                                   37.2          33.5
                                                                                                        --------      --------

Total liabilities                                                                                        1,452.3       1,445.0
                                                                                                        --------      --------

Preferred stock, Series A and Series D, $1 par value, authorized 20,000,000
 shares; all shares unissued                                                                                   -             -
                                                                                                        --------      --------

Common stockholders' equity (Note 9)
       Common stock, $1 par value, authorized 150,000,000 shares                                            75.4          75.4
       Additional paid-in capital                                                                          387.2         385.6
       Retained earnings                                                                                 1,692.1       1,602.0
       Less: Treasury stock, at cost                                                                     1,174.5       1,145.5
             Deferred compensation                                                                         115.8         150.2
                                                                                                        --------      --------
             Total common stockholders' equity                                                             864.4         767.3
                                                                                                        --------      --------
             Total liabilities and stockholders' equity                                                 $2,316.7      $2,212.3
                                                                                                        ========      ========

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows
Polaroid Corporation and Subsidiary Companies

                                                                                                      Years ended December 31,
(In millions)                                                                                      1994          1993          1992
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
         Net earnings/(loss)                                                                    $ 117.2        $(51.3)       $ 99.0
         Cumulative effect of changes in accounting principle                                         -         119.2             -
         Depreciation of property, plant and equipment                                            118.2         100.3          89.1
         (Increase)/decrease in receivables                                                        30.5         (83.6)        (54.0)

         (Increase)/decrease in inventories                                                          .8           8.0         (62.0)

         (Increase)/decrease in prepaids and other assets                                          (1.5)         (2.8)          7.2
         Increase in payables and accruals                                                         22.4          15.3          29.6
         Increase/(decrease) in compensation and benefits                                          (8.2)          2.1         (22.5)

         Increase/(decrease) in federal, state, and foreign income taxes payable                  (28.2)         27.4         (38.7)

         Other non-cash items                                                                      71.4          46.0          32.4
                                                                                                -------        ------        ------

         Net cash provided by operating activities                                                322.6         180.6          80.1
                                                                                                -------        ------        ------


Cash flows from investing activities
         (Increase)/decrease in short-term investments                                            (60.5)         55.3           1.2
         Additions to property, plant and equipment                                              (146.7)       (165.6)       (201.5)

         Proceeds from sale of fixed assets                                                          .2           1.4             -
                                                                                                -------        ------        ------

         Net cash used by investing activities                                                   (207.0)       (108.9)       (200.3)

                                                                                                -------        ------        ------


Cash flows from financing activities
         Net increase/(decrease) in short-term debt (maturities 90 days or less)                    1.4          (8.7)         19.7
         Short-term debt (maturities over 90 days):
                  Proceeds                                                                          8.9             -          68.7
                  Payments                                                                         (8.9)            -         (88.2)

         Proceeds from issuances of long-term debt (Note 8)                                           -             -         347.1
         Repayments of long-term debt                                                             (31.2)        (26.8)       (173.1)

         Cash dividends paid                                                                      (27.9)        (28.0)        (29.0)

         Purchases of treasury stock                                                              (30.6)            -         (67.5)

         Proceeds from issuance of stock in connection with stock incentive plan                    3.2           3.3            .1
                                                                                                -------        ------        ------

         Net cash provided by/(used by) financing activities                                      (85.1)        (60.2)         77.8
                                                                                                -------        ------        ------


Effect of exchange rate changes on cash                                                            (1.6)         (6.2)        (11.4)

                                                                                                -------        ------        ------


Net increase/(decrease) in cash and cash equivalents                                               28.9           5.3         (53.8)


Cash and cash equivalents at beginning of year                                                    114.4         109.1         162.9
                                                                                                -------        ------        ------

Cash and cash equivalents at end of year                                                        $ 143.3        $114.4        $109.1
                                                                                                =======        ======        ======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN COMMON STOCKHOLDERS' EQUITY
Polaroid Corporation and Subsidiary Companies

                                                                                                  Years ended December 31,
(In millions, except number of shares)                                                        1994          1993          1992
------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK
     Balance at January 1 (75,427,550 shares in 1994, 1993 and 1992)                      $   75.4      $   75.4      $   75.4
                                                                                          --------      --------      --------
     Balance at December 31                                                                   75.4          75.4          75.4
                                                                                          --------      --------      --------
ADDITIONAL PAID-IN CAPITAL
     Balance at January 1                                                                    385.6         379.5         379.5
          Stock options--1993 (Note 10)                                                          -           4.1             -
          Stock options exercised                                                              1.6           1.7             -
          Stock options exercised--tax benefit                                                   -            .3             -
                                                                                          --------      --------      --------
     Balance at December 31                                                                  387.2         385.6         379.5
                                                                                          --------      --------      --------
RETAINED EARNINGS
     Balance at January 1                                                                  1,602.0       1,680.3       1,609.9
          Net earnings/(loss)                                                                117.2         (51.3)         99.0
          Dividends declared--common stock                                                   (27.9)        (28.0)        (28.6)
          ESOP dividend tax benefit received on unallocated shares                              .8           1.0             -
                                                                                          --------      --------      --------
     Balance at December 31                                                                1,692.1       1,602.0       1,680.3
                                                                                          --------      --------      --------
LESS:
TREASURY STOCK
     Balance at January 1 (28,621,405 shares in 1994, 28,759,335 shares in 1993,
       and 26,508,489 shares in 1992)                                                      1,145.5       1,147.1       1,083.7
     Repurchase of shares (941,300 shares in 1994 and 2,257,911 shares in 1992)               30.6             -          63.5
     Issuance of shares in connection with stock incentive plan (132,777 shares
       in 1994, 137,930 shares in 1993, and 7,065 shares in 1992)                             (1.6)         (1.6)          (.1)
                                                                                          --------      --------      --------
     Balance at December 31 (29,429,928 shares in 1994, 28,621,405 shares in 1993,
       and 28,759,335 shares in 1992)                                                      1,174.5       1,145.5       1,147.1
                                                                                          --------      --------      --------
DEFERRED COMPENSATION
     Balance at January 1                                                                    150.2         179.2         208.2
          Stock options--1993 (Note 10)                                                       (1.0)          3.5             -
          Loan repayments from ESOP Trust                                                    (33.4)        (32.5)        (29.0)
                                                                                          --------      --------      --------
     Balance at December 31                                                                  115.8         150.2         179.2
                                                                                          --------      --------      --------
TOTAL COMMON STOCKHOLDERS' EQUITY                                                         $  864.4      $  767.3      $  808.9
                                                                                          ========      ========      ========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Polaroid Corporation and Subsidiary Companies

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company's domestic and foreign subsidiaries, all of which are either wholly owned or majority owned. Intercompany accounts and transactions are eliminated.

Cash Equivalents:

The Company considers all highly liquid securities with maturities of three months or less when purchased to be cash equivalents.

Short-term Investments:

Short-term investments consist primarily of commercial paper and some bank time deposits. The Company adopted Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS
115) as of January 1, 1994 and it had no impact on the Company's financial position or results of operations. Under FAS 115, the Company classifies its securities as held-to-maturity. Held-to-maturity securities are those investments which the Company has the ability and intent to hold until maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums and discounts which approximates market value. As of December 31, 1994, the average remaining maturity dates of the Company's short-term investments in commercial paper and bank time deposits were less than two months and less than eight months, respectively.

Derivatives:

Gains on the Company's purchase of call options related to qualifying hedges of anticipated transactions are deferred and are recognized in income when the hedged transaction occurs.

Inventories:

Inventories are valued on a first-in, first-out basis at the lower of cost or market value. Market value is determined by replacement cost or net realizable value.

Income Taxes:

Amounts in the financial statements related to income taxes are calculated using the principles of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109). Under FAS 109, prepaid and deferred taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is "more likely than not" that some portion or all of the deferred tax assets will not be recognized.

Provision for U.S. income taxes on the undistributed earnings of foreign subsidiaries is made only on those amounts in excess of the funds considered to be permanently reinvested.

Property, Plant and Equipment:

The cost of buildings, machinery and equipment is depreciated, primarily by accelerated depreciation methods, over the estimated useful lives of such assets as follows: buildings, 20-40 years; machinery and equipment, 3-15 years.

Foreign Currency Translation:

The Company's foreign operations are measured by reflecting financial results of these operations as if they had taken place within a U.S. dollar based economic environment. Inventory, property, plant and equipment, cost of goods sold and depreciation are remeasured from foreign currencies to U.S. dollars at historical exchange rates. All other accounts are translated at current exchange rates. Gains and losses resulting from remeasurement are included in income.

Patents and Trademarks:

Patents and trademarks are valued at $1.

Product Warranty:

Estimated product warranty costs are accrued at the time the products are sold.

Earnings Per Common Share:

Primary earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares and dilutive common stock equivalents outstanding for the period. All shares held in the Company's employee stock ownership plan (ESOP) Trust (see
Note 9) are considered outstanding for both primary and fully diluted earnings per share calculations. Stock options are considered to be common stock equivalents. The number of shares used to compute primary earnings per common share were (in thousands) 46,992 in 1994, 46,737 in 1993, and 48,021 in 1992.

Fully diluted earnings per common share reflect the maximum dilution that would have resulted from the exercise of stock options and the convertible debentures (see Note 8). Fully diluted earnings per common share are computed by dividing net income, after adding back the after-tax interest on the convertible debentures, by the weighted average number of common shares and all dilutive securities. Fully diluted earnings per common share were $2.42 and $2.02 in 1994 and 1992, respectively, and were not reported in 1993 because they were greater than primary earnings per common share. The number of shares used to compute fully diluted earnings per common share were (in thousands) 51,299 in 1994 and 52,419 in 1992.

2. SUPPLEMENTAL INFORMATION

(In millions)                                       1994       1993      1992
-------------------------------------------------------------------------------
Advertising                                       $ 88.3     $ 97.2    $103.4
Research, engineering and
   development                                     165.7      160.8     154.7

Manufacturing Development Costs:

In addition to the research, engineering and development costs included in marketing, research, engineering and administrative expenses, there were planned manufacturing development costs (previously called "start-up costs" in 1992) for major new products included in costs of sales of approximately $30 million in both 1994 and 1993, and $40 million in 1992.

Interest Capitalization:

The Company has capitalized interest costs relating to certain qualifying assets. In 1994, 1993 and 1992, the amounts of interest costs capitalized were $9.7 million, $12.6 million, and $10.0 million, respectively.

Cash Flow Information:

Cash payments for interest and income taxes were:

(In millions)                                      1994       1993      1992
-------------------------------------------------------------------------------
Interest                                          $53.9      $58.0     $57.6
Income taxes                                       78.0       52.0      85.3

Certain prior year information has been reclassified to conform with current year presentation of data.

3. FINANCIAL INSTRUMENTS

Foreign Exchange Risk Management:

The Company generates a substantial portion of its revenues in international markets, which subjects its operations to the exposure of foreign currency fluctuations. The impact of currency fluctuations can be positive or negative in any given period. The Company's ability to counteract foreign currency exchange movement is primarily dependent on pricing.

To minimize the adverse impact of foreign currency fluctuations on its foreign currency-denominated net assets, the Company may engage in foreign currency-denominated borrowings (see Note 6). The Company determines the aggregate amount of such borrowings based on its forecast of the Company's net asset position and the relative strength of the U.S. dollar as compared to foreign currencies. These borrowings create foreign currency-denominated liabilities that hedge the Company's foreign currency-denominated net assets. Upon receipt of the borrowed foreign currency-denominated funds, the Company converts those funds to U.S. dollars at the spot exchange rate. Exchange gains and losses on the foreign currency-denominated borrowings are recognized in earnings as incurred. At December 31, 1994 and 1993, the amount of the Company's outstanding short-term foreign currency-denominated borrowings were $117.1 million and $106.2 million, respectively.

From time to time, the Company may use over-the-counter foreign exchange swaps to reduce the interest expense incurred through the borrowings described above and to replace the hedge created by those borrowings. When a foreign exchange swap is used to replace a hedge, the currency received by the Company in the spot market component of the foreign exchange swap is used to close out the borrowings and simultaneously, the hedge is reinstituted through a forward contract (not exceeding six months). The net interest value of the foreign exchange swap contract is amortized to earnings over the life of the contract. Exchange gains or losses on the foreign currency obligation component of the forward contract are recognized in earnings as incurred in each accounting period. The Company does not enter into foreign exchange swaps for trading purposes. The aggregate notional value of these short-term foreign exchange swap contracts outstanding at December 31, 1994 and 1993, was $21.8 million and $42.1 million, respectively.

When the Company may not have sufficient flexibility to change prices, the Company may, from time to time, also purchase U.S. dollar call options. The term of these call options typically does not exceed one year. The Company's purchase of call options allows it to protect a portion of its expected foreign currency-denominated revenues from adverse foreign currency exchange movement. The Company does not buy call options which can be exercised prior to the expiration date, nor does it write options or purchase call options for trading purposes. The Company defers premiums and any gains for its call options activity until the option exercise date. At December 31, 1994, option contracts with a notional value of $176.7 million were outstanding. At December 31, 1993, no option contracts were outstanding.

The Company maintains a Monetary Control Center (the MCC), which operates under written policies and procedures defining day-to-day operating guidelines, including exposure limits, to contract for the foreign currency-denominated borrowings, foreign exchange swaps and call options described above. The MCC is subject to random independent audits and reports to a supervisory committee comprised of members of the Company's management. The MCC publishes monthly reports to the Company's management detailing the foreign currency activities it has engaged in for the prior month.

Fair Value:

The carrying amounts of cash, cash equivalents, short-term investments, trade receivables, short-term debt and trade payables approximate fair value because of the short maturity of these financial instruments and are, therefore, not included in the information presented below. The estimated carrying amounts included in the consolidated balance sheet and fair value of the Company's financial instruments as of December 31 were as follows:

(In millions)                                  1994                  1993
--------------------------------------------------------------------------------
                                       Carrying    Fair      Carrying    Fair
                                       Amount      Value     Amount      Value
                                       -----------------------------------------
Other assets:
  Call options                         $  -        $   .4    $  -        $  -
  Foreign exchange swaps               $  -        $  -      $  -        $  -
Long-term debt                         $601.9      $625.8    $634.9      $705.6

The estimated fair value of the Company's call options and foreign exchange swaps generally reflects the estimated amounts the Company would receive or pay to terminate the contracts at the reporting dates, thereby taking into account the current unrealized gains or losses on open contracts. Dealer quotes are available for the Company's call options and foreign exchange swaps. The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect estimates.

Concentration of Credit Risk:

The Company places its temporary cash investments in highly rated financial instruments and financial institutions and by policy, limits the amount of credit exposure to any one financial institution. The Company's investment policy limits its exposure to concentrations of credit risk.

The Company would be exposed to credit risk if a counterparty to a call option contract or the forward component of a foreign exchange swap contract were to fail to meet its contractual obligation, in which situation the Company would be required to replace the contract at market rate. The Company believes that the risk of financial loss due to the inability of counterparties to meet their obligation is remote and that any such loss would not be material to the results of operations of the Company. The Company minimizes its risk exposure from foreign exchange swaps and purchased call options by limiting counterparties to carefully selected major financial institutions.

The Company markets a substantial portion of its products to customers in the retail industry, a market in which a number of companies are highly leveraged. The Company continually evaluates the credit risk of these customers and believes that its allowances for doubtful accounts relative to its customer receivables are adequate.

4. INCOME TAXES

As of January 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109). The favorable cumulative adjustment of $33.6 million in 1993 was the result of recognizing the tax benefit of future deductions based upon a "more likely than not" criterion, instead of the more stringent criteria of Financial Accounting Standards Board Statement No. 96, "Accounting for Income Taxes" (FAS 96), the Company's previous standard of accounting for income taxes. Prior years' financial statements were not restated to apply the provisions of FAS 109.

An analysis of income tax expense follows:

1994 (FAS 109)                             Current       Deferred       Total
------------------------------------------------------------------------------
Federal                                     $ 3.3        $  2.6        $  5.9
State                                         1.7            .5           2.2
Foreign                                      35.6           (.2)         35.4
                                            -----        ------        ------
Total                                       $40.6        $  2.9        $ 43.5
                                            =====        ======        ======

1993 (FAS 109)
------------------------------------------------------------------------------
Federal                                     $(6.0)       $ (7.6)       $(13.6)
Statutory rate change                          -           (3.3)         (3.3)
State                                          .9          (2.6)         (1.7)
Foreign                                      58.2          (5.8)         52.4
                                            -----        ------        ------
Total                                       $53.1        $(19.3)       $ 33.8
                                            =====        ======        ======

1992 (FAS 96)
------------------------------------------------------------------------------
Federal                                     $ 9.1        $  2.8        $ 11.9
State                                         1.3            .6           1.9
Foreign                                      37.2          13.1          50.3
                                            -----        ------        ------
Total                                       $47.6        $ 16.5        $ 64.1
                                            =====        ======        ======

Prepaid income taxes and deferred income taxes result from future tax benefits and expenses related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. These differences predominately relate to U.S. operations. Carryforwards, tax overpayments and refunds due are also included in prepaid income taxes. The net of deferred income tax assets and deferred income tax liabilities reflected on the consolidated balance sheet was a net asset of $156.6 million and $163.9 million as of December 31, 1994 and 1993, respectively. Significant components of those amounts shown on the balance sheet as of December 31 were as follows:

(In millions)                                             1994           1993
--------------------------------------------------------------------------------
Deferred tax assets:
  Property, plant and equipment
    and trademarks                                      $(35.1)        $(27.5)
  Inventory                                               43.0           36.1
  Compensation and benefits                               23.2           26.4
  Postretirement and
    postemployment benefits                              119.8          109.9
  All other                                               19.1           31.6
                                                        ------         ------
  Subtotal                                               170.0          176.5
  Valuation allowance                                     (7.5)          (8.3)
                                                        ------         ------
  Total deferred tax assets                             $162.5         $168.2
                                                        ======         ======
Deferred tax liabilities:
  Property, plant and equipment
    and trademarks                                      $  2.7         $  2.3
  Compensation and benefits                                1.4            1.4
  All other                                                1.8             .6
                                                        ------         ------
  Total deferred tax liability                             5.9            4.3
                                                        ------         ------
  Net deferred tax asset                                $156.6         $163.9
                                                        ======         ======

Valuation allowances of $7.5 million and $8.3 million as of December 31, 1994 and 1993, respectively, were established for all of the prepaid taxes related to a capital loss carryforward and to those temporary differences which most likely will produce capital losses upon reversal. Capital losses may be used only to offset capital gains. Capital losses may be carried back three years and forward five years. As of December 31, 1994, the Company did not believe it was more likely than not that it would generate sufficient capital gains within the appropriate time period to offset those capital losses. However, in January 1995, the Company adopted a plan to sell approximately $50 million of real estate, primarily in the U.S., within the next 24 months (see Note
15). Therefore, it is possible a significant portion of the benefit related to the capital loss carryforward will be realized in the next 24 months.

Management believes the Company will obtain the full benefit of deferred tax assets on the basis of its evaluation of the Company's anticipated profitability over the period of years that the temporary differences are expected to become tax deductions. It believes that sufficient book and taxable income will be generated to realize the benefit of these tax assets. This assessment of profitability takes into account the Company's present and anticipated split of domestic and international earnings and the fact that the deductible temporary differences related to postretirement and other postemployment benefits reverse over a period of 30 to 40 years.

Management also considered the fact that the Company only had an alternative minimum tax credit carryforward for regular tax purposes. The alternative minimum tax credit does not expire. Otherwise, the Company had no credit carryforward for regular tax purposes and the Company has no history of net operating losses for tax purposes. Of course, there can be no assurance that the Company will generate any specific level of continuing earnings or where earnings will be generated.

An analysis of earnings before income taxes and cumulative effect of changes in accounting principle follows:

(In millions)                                 1994         1993         1992
-------------------------------------------------------------------------------
Domestic                                    $ 44.6       $ 11.2       $ 59.6
Foreign                                      116.1         90.5        103.5
                                            ------       ------       ------
Total                                       $160.7       $101.7       $163.1
                                            ======       ======       ======

A reconciliation of differences between the statutory U.S. federal income tax rate and the Company's effective tax rate follows:

                                                  1994        1993       1992
-------------------------------------------------------------------------------
U.S. statutory rate                               35.0%       35.0%      34.0%
State taxes                                         .4          .5         .5
Impact of statutory rate change
  on deferred taxes                                  -        (3.3)        -
Valuation allowance change                         (.5)       (1.6)        -
Tax effect resulting from
  foreign activities                              (4.8)        3.9        4.2
Other                                             (3.0)       (1.2)        .6
                                                 ------     ------      ------
Effective tax rate                                27.1%      33.3%       39.3%
                                                 ======     ======      ======

The tax effect resulting from foreign activities includes the effect of remeasuring foreign currency. The impact on the tax rate for 1994 was a decrease of 5.2 percentage points; for 1993, an increase of 7.9 percentage points; and for 1992, an increase of 1.7 percentage points.

At the end of 1994, the Company had an alternative minimum tax credit carryforward of $2.4 million which does not expire. For alternative minimum tax purposes, the Company had a foreign tax credit carryforward at the end of 1994 of $69.5 million; $31.7 million expires in 1995, $3.9 million expires in 1996, $6.6 million expires in 1997, $21.5 million expires in 1998, and $5.8 million expires in 1999.

Undistributed earnings of foreign subsidiaries held for reinvestment in overseas operations amounted to $444.7 million at December 31, 1994. Additional U.S. income taxes may be due upon remittance of those earnings (net of foreign tax reductions because of the distribution), but it is impractical to determine the amount of any such additional taxes. If all those earnings were distributed as dividends, foreign withholding taxes of approximately $23.1 million would be payable.

Federal income tax returns of the Company for all years through 1988 have been closed and all matters have been resolved. The Federal income tax returns for 1989 through 1991 are currently under audit.

5. INVENTORIES

The classification of inventories at December 31 follows:

(In millions)                                                1994         1993
-------------------------------------------------------------------------------
Raw materials                                              $112.4       $122.9
Work-in-process                                             231.2        252.5
Finished goods                                              233.8        202.8
                                                           ------       ------
Total                                                      $577.4       $578.2
                                                           ======       ======

6. SHORT-TERM DEBT

Short-term debt includes unsecured notes payable to banks of $117.1 million and $106.2 million at December 31, 1994 and 1993, respectively, incurred by the Company's foreign subsidiaries to manage its foreign currency balance sheet exposure (see Note 3). The weighted average interest rate on short-term debt outstanding as of December 31, 1994 and 1993 was 5.9% and 7.5%, respectively.

During 1994, the Company replaced its previous three-year $150 million domestic working capital line of credit with a five-year $150 million domestic working capital line of credit (see Note 8). There were no amounts outstanding under these agreements at December 31, 1994 or 1993. The Company maintains unsecured, uncommitted lines of credit for its international operations which amounted to $161.1 million at both December 31, 1994 and 1993. Cash balances of $1.8 million at December 31, 1993 were required to support international borrowings and no such cash balances were required at December 31, 1994. The Company's total borrowing capacity is limited by certain debt covenants.

Interest expense on international short-term borrowings was $8.5 million in 1994, $12.0 million in 1993, and $18.3 million in 1992. The average interest rates on these borrowings ranged from 5.0% to 6.6% in 1994, from 7.5% to 10.3% in 1993, and from 9.6% to 13.6% in 1992.

7.  PAYABLES AND ACCRUALS

The following items are included in payables and accruals at December 31:

(In millions)                                                 1994        1993
-------------------------------------------------------------------------------
Trade accounts payable                                      $155.8      $133.0
Reserve for marketing programs                                50.8        41.2
Other accrued expenses and
    current liabilities                                       69.1        69.3
                                                            ------      ------
Total                                                       $275.7      $243.5
                                                            ======      ======

8. LONG-TERM DEBT

Principal amounts of long-term debt outstanding as of December 31 are as follows:

(In millions)
1994                                      Long-term      Current        Total
-------------------------------------------------------------------------------
ESOP loan                                    $ 77.4        $35.9       $113.3
7 1/4% Notes                                  149.6          -          149.6
8% Notes                                      198.9          -          198.9
8% Subordinated Convertible
    Debentures                                140.0          -          140.0
Other                                            .1          -             .1
                                             ------        -----       ------
Total                                        $566.0        $35.9       $601.9
                                             ======        =====       ======
1993                                      Long-term      Current        Total
-------------------------------------------------------------------------------
ESOP loan                                    $114.2        $32.6       $146.8
7 1/4% Notes                                  149.3          -          149.3
8% Notes                                      198.6          -          198.6
8% Subordinated Convertible
    Debentures                                140.0          -          140.0
Other                                            .2          -             .2
                                             ------        -----       ------
Total                                        $602.3        $32.6       $634.9
                                             ======        =====       ======

At December 31, 1994 and 1993, the Company had a working capital line of credit (see Note 6), and a long-term ESOP loan. Borrowing costs under these credit agreements are tied to the Company's long-term public debt ratings. The interest rates on the loans are based on various alternative interest indices at the Company's option and will fluctuate over time. The agreements contain various restrictions, including the ability of the Company to incur or guarantee debt. The Company is required to maintain a certain net worth and to meet certain leverage and interest coverage ratios.

Under the ESOP loan, which was used to finance the leveraged Polaroid ESOP (see Notes 9 and 11), scheduled principal payments will be made semi-annually in gradually increasing amounts through 1997 when a final payment of $37.7 million is due. Interest expense on the ESOP loan was $6.0 million in 1994, $6.2 million in 1993, and $8.3 million in 1992. The weighted average interest rate on this loan was 4.4%, 3.6%, and 4.1% during 1994, 1993 and 1992, respectively.

The Company's $140 million Subordinated Convertible Debentures (the
Debentures) due in 2001 carry an annual interest rate of 8% and are convertible to common stock at $32.50 per share. The Debentures are redeemable by the Company after September 30, 1998, and sooner if the current market price per share of common stock is greater than or equal to $48.75 (appropriately adjusted for stock splits, combinations, dividends or similar events) for at least 20 of 30 consecutive trading days, at which time the Company has the right to redeem the Debentures, in whole or part, at the end of the 30-day period. The Debentures are redeemable by the Company and by the holder under certain circumstances. The Debentures are subordinated in right of payment to all existing debt of the Company.

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

The aggregate scheduled repayments on the Company's long-term debt outstanding at December 31, 1994 are as follows:

            1995 -                 $ 35.9 million
            1996 -                 $ 39.7 million
            1997 -                 $187.8 million
            1998 -                 $     0
            1999 -                 $200.0 million
            2000 and thereafter -  $140.0 million

9. COMMON STOCKHOLDERS' EQUITY

As of December 31, 1994, a cumulative total of 4.4 million shares of common stock had been repurchased for approximately $125 million under the Company's $150 million stock repurchase program, $30.6 million of which was expended during 1994. During 1993, the Company did not repurchase any shares of common stock and during 1992, the Company repurchased 2.3 million shares of common stock for $63.5 million. The timing and amounts of any future purchases under these programs depend upon many factors, including market conditions as well as the Company's business and financial condition.

Deferred Compensation was $115.8 million and $150.2 million at December 31, 1994 and 1993, respectively. Deferred compensation included $113.3 million in 1994 and $146.8 million in 1993 for the ESOP (see Notes 8 and 11) covering substantially all domestic employees. These amounts which were recorded as deductions from common stockholders' equity, represent amounts receivable in the future from the ESOP Trust. Shares held by the Company's ESOP Trust at December 31 were as follows:

(In thousands)                                           1994          1993
-----------------------------------------------------------------------------
Allocated                                               6,574         5,700
Suspense (unallocated)                                  2,994         3,952
                                                        -----         -----
Total                                                   9,568         9,652
                                                        =====         =====

Through 1993, common stock dividends paid to the plan trustee for ESOP-held shares were used to repay the principal amount outstanding. In 1993 and 1992, all dividends on shares held by the ESOP Trust used to repay the ESOP loan were $5.7 million and $5.9 million, respectively. In 1994, $2.3 million in dividends paid on unallocated ESOP shares were used to repay the ESOP loan. The remaining dividends on allocated shares held by the Trust were paid to ESOP participants. Deferred compensation also included $2.5 million and $3.5 million at December 31, 1994 and 1993, respectively, related to the 1993 Polaroid Stock Incentive Plan (See Note 10).

In November 1993, the American Institute of Certified Public Accountants issued Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans" (SOP 93-6), which became effective for fiscal years beginning after December 15, 1993. The Company's current ESOP is grandfathered under the accounting provisions of SOP 93-6. Accordingly, the Company's accounting policies and procedures as previously disclosed for the year ended December 31, 1993 have not been affected by SOP 93-6. SOP 93-6 does, however, require additional disclosures regarding the Company's ESOP which are covered in these financial statements. SOP 93-6 had no impact on the Company's financial position or results of operations for 1994.

10. INCENTIVE COMPENSATION AND STOCK INCENTIVE PLANS

The Company maintains annual cash incentive plans covering substantially all domestic employees (Employee Incentive Compensation Plan), employees of manufacturing subsidiaries in the United Kingdom and the Netherlands (International Manufacturing Plans) and substantially all executives (Executive Incentive Compensation Plan).

Amounts charged to operations for incentive compensation plans are as follows:

(In millions)                                          1994     1993     1992
------------------------------------------------------------------------------
Employee Incentive Compensation Plan                   $6.9     $6.2     $8.1
International Manufacturing Plans                       1.1       .9      1.2
Executive Incentive Compensation Plan                    .5       .3      3.6

In 1990, the Company adopted the Polaroid Stock Incentive Plan (the 1990
Plan) under which officers and other key employees may be granted stock options, stock appreciation rights and restricted stock as incentives to increase revenues and profits. Stock options granted may be either non-qualified or incentive stock options. Up to 3,000,000 shares of the Company's common stock have been authorized for use under the 1990 Plan.

In May 1993, the Company adopted the 1993 Polaroid Stock Incentive Plan (the 1993 Plan) under which officers and other key employees may be granted awards in the form of stock options, stock appreciation rights, restricted stock, and any other form determined by the Board of Directors to be consistent with the 1993 Plan, as incentives to increase revenues and profits. Stock options granted may be either non-qualified or incentive stock options. A maximum of 3,000,000 shares of the Company's common stock have been authorized for use under the 1993 Plan, plus the unissued shares from the 1990 Plan. On June 15, 1993, a committee of non-employee members of the Board of Directors approved the issuance of 848,122 options at an option price of $32.25 per share. This reflected the fair market value of the Company's common stock on April 26, 1993 which was the fifth business day after the first quarter earnings release. That date corresponds to the date on which options have been granted historically. Since the fair market value on June 15, 1993 was $37.00 per share, $4.1 million was recorded as deferred compensation, and is being amortized to compensation expense over the options' four year vesting period. During 1994 and 1993, $1.0 million and $.6 million, respectively, was recorded as compensation expense for the 1993 Plan.

A committee of non-employee members of the Board of Directors is the administrator for the 1990 Plan and the 1993 Plan and, as such, can at the time of the grant determine the vesting period, the period the option shall remain exercisable (or a stock shall remain restricted), and may designate if a dividend equivalent payment (or a dividend for restricted stock) will be paid on the grant equal to the dividend payment made on a share of the Company's common stock. The administrator for the 1990 Plan and the 1993 Plan may waive or amend conditions of the option grant, such as accelerating vesting terms during an early retirement and severance program. Data for the 1990 Plan and the 1993 Plan is summarized below:

                                              Number of        Exercise Price
                                               Options          per Option
-------------------------------------------------------------------------------
Outstanding at
    December 31, 1991                         1,395,525        $24.375-$43.75

1992 Activity:
      Granted                                   942,500            $25.25
      Cancelled                                 (40,665)       $24.375-$43.75
      Exercised                                  (7,065)           $24.375
                                             ----------
Outstanding at
    December 31, 1992                         2,290,295        $24.375-$43.75

1993 Activity:
      Granted                                   848,122            $32.25
      Cancelled                                 (54,697)       $24.375-$43.75
      Exercised                                (137,930)       $24.375-$26.25
                                             ----------
Outstanding at
    December 31, 1993                         2,945,790        $24.375-$43.75

1994 ACTIVITY:
      GRANTED                                   781,365        $31.125-$32.375
      CANCELLED                                 (47,041)       $24.375-$43.75
      EXERCISED                                (132,777)       $24.375-$32.25
                                             ----------
OUTSTANDING AT
    DECEMBER 31, 1994                         3,547,337        $24.375-$43.75
                                             ==========
EXERCISABLE AT
    DECEMBER 31, 1994                         1,658,318        $24.375-$43.75
                                             ==========

Dividend equivalent payments of $1.9 million, $1.7 million, and $1.2 million were made in 1994, 1993 and 1992, respectively. The number of common shares reserved for granting of future options was 2,138,074, 2,902,035, and 696,820 at December 31, 1994, 1993 and 1992, respectively.

The options awarded under the 1990 Plan and the 1993 Plan vest ratably each year over approximately a four year period and are exercisable for approximately a ten year period from the date of grant, if the holder remains in the employ of the Company. If the option holder's employment terminates for reasons other than change of control or retirement, no further vesting can occur. When an option holder's employment terminates for any reason other than retirement, death or disability, all vested options must be exercised within three months from the termination date or approximately ten years from the date of the grant, whichever is earlier.

In 1990, the Company adopted the Polaroid Board of Directors' Stock Option Plan (the Directors' Plan), which granted each non-employee director an option to purchase 3,000 shares of the Company's common stock. For a new non-employee director, the date of the grant is the date the director joins the Board.

Under the Directors' Plan, options vest ratably each year over a four year period from the date the director joins the Board and are exercisable for a ten year period from the date of grant. Vesting ceases when an individual terminates as a director, and a former director must exercise his or her vested options within three years from the date of termination or ten years from the date of grant, whichever is earlier. Up to 100,000 shares of the Company's authorized common stock may be issued under the Directors' Plan.

Since 1990, 48,000 options have been issued at prices ranging from $33.125 to $43.75 under the Directors' Plan. At December 31 of 1994, 1993 and 1992, 36,750, 39,000, and 37,500 options were exercisable, respectively. Of the options granted to date, none have been exercised and 3,000 have been cancelled. At December 31, 1994, a total of 52,000 shares of the Company's authorized common stock were reserved for possible future grants under the Directors' Plan.

11. BENEFIT PLANS

The Company maintains a qualified noncontributory trusteed pension plan covering substantially all domestic employees. The benefits are based on years of service and final average compensation at retirement. The Company's general policy is to fund the domestic pension trust to the extent such contributions would be deductible under the funding standards established under the Internal Revenue Code. Plan assets consist primarily of high quality corporate and U.S. government bonds, asset-backed securities and common stocks.

Employees of Polaroid's manufacturing subsidiaries in the United Kingdom and the Netherlands are covered by trusteed, contributory pension plans. Amounts are funded in accordance with local laws and economic conditions. Employees of most other foreign subsidiaries are covered by insured plans. Related expenses, obligations and assets of these other plans are not material and therefore are not included in the information below.

Components of the Company's net periodic pension cost/(credit) are as follows:

(In millions)                                     1994       1993        1992
------------------------------------------------------------------------------
Service cost                                     $29.2      $25.4       $23.3
Interest cost                                     62.5       56.1        53.1
Actual return on assets                           (5.8)     (90.9)      (68.1)
Net amortization and deferral                    (84.6)       5.2       (12.5)
                                                 -----      ------      ------
Net periodic pension cost/(credit)               $ 1.3      $(4.2)      $(4.2)
                                                 =====      ======      ======

The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheet at December 31:

(In millions)                                                1994        1993
------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
     Vested benefit obligation                             $647.4      $662.0
     Non-vested benefit obligation                           42.5        43.3
                                                           -------     -------
         Accumulated benefit obligation                     689.9       705.3
     Effect of projected pay increases                      114.1       138.2
                                                           -------     -------
         Projected benefit obligation                       804.0       843.5
Plan assets at fair market value                            907.4       922.1
                                                           -------     -------
Plan assets in excess of projected obligations              103.4        78.6
Unrecognized prior service cost                              25.7        27.2
Unrecognized net gain                                       (50.8)      (18.5)
Unrecognized net assets at transition,
  net of amortization                                       (82.4)      (92.3)
                                                           -------     -------
Net pension liability                                      $ (4.1)     $ (5.0)
                                                           =======     =======

The assumptions used by the Company for pension accounting as of December 31 were as follows:

                                                    1994      1993      1992
------------------------------------------------------------------------------
Weighted average discount rate                       8.4%      7.5%      8.3%
Weighted average rate of increase
  in compensation levels                             5.4%      5.4%      5.8%
Expected long-term rate of return
  on assets                                          9.3%      9.3%      9.3%

In 1988, the Company's Board of Directors approved the Polaroid ESOP primarily for the benefit of its domestic employees (see Notes 8 and 9). The number of shares available for allocation to individual accounts in any period is based on principal and interest payments made on the ESOP loan. Amounts charged to expense represent the amount of principal repayment on the ESOP loan less dividends paid for the period on all ESOP held shares through 1993 and less dividends on unallocated shares beginning in 1994. Amounts charged to expense for this plan were $31.2 million, $26.9 million, and $23.2 million in 1994, 1993 and 1992, respectively.

The Company currently provides certain health and life insurance benefits to eligible retired employees. Substantially all domestic employees who retire from the Company, and meet the minimum age and service requirements of 55 and 10 years, respectively, become eligible for these benefits. The plans are currently unfunded and may be modified in accordance with the terms of the plan documents. The Company funds these benefits on a pay-as-you-go basis. Eligible retirees under age 65 are required to contribute to the cost of their health care benefits. Upon reaching age 65, eligible retirees' health care benefit coverage is coordinated with Medicare. Eligible retirees are not required to contribute to the cost of their life insurance benefits. Employees of most of the Company's subsidiaries outside of the United States are covered by government programs.

As of January 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106). This standard requires the expensing, on an accrual basis, of all medical and life insurance benefits the Company provides to its retirees and their dependents. The Company elected immediate recognition of the accumulated liability at adoption. This resulted in a one-time, after-tax charge of $132.9 million (net of income taxes of $85.0 million). There was no cash flow impact associated with the adoption of FAS
106. After recognition of the cumulative liability at adoption, the effect of FAS 106 on 1993 operating results was a pre-tax expense of $28.8 million, approximately $20 million more than the previous pay-as-you-go method of accounting. Prior to 1993, the cost of retiree health care and life insurance benefits was recognized as an expense as claims were paid. These costs totaled $8.8 million in 1992.

Components of the Company's net periodic postretirement benefit cost are as follows:

(In millions)                                             1994          1993
------------------------------------------------------------------------------
Service cost                                             $13.1         $11.2
Interest cost                                             18.3          17.6
Amortization                                               (.6)           -
                                                         -----         -----
Net periodic postretirement benefit cost                 $30.8         $28.8
                                                         =====         =====

The following table sets forth the status of the plan and amounts recognized in the Company's consolidated balance sheet at December 31:

(In millions)                                                1994         1993
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                                $104.6       $101.5
   Fully eligible active plan participants                   69.7         87.4
   Other active plan participants                            61.7         72.5
                                                          --------     --------
Total accumulated postretirement
   benefit obligation                                       236.0        261.4
Plan assets at fair market value                                -            -
                                                          --------     --------
Accumulated obligation in excess
   of plan assets                                          (236.0)      (261.4)
Unrecognized net (gain)/loss                                (18.0)        22.9
Unrecognized prior service cost                              (5.2)           -
                                                          --------     --------
Net postretirement benefit liability                      $(259.2)     $(238.5)
                                                          ========     ========

The Accumulated Postretirement Benefit Obligation (APBO) at December 31, 1994 and 1993 was determined using a discount rate of 8.5% and 7.5 %, respectively. The assumed health care cost trend rate used in measuring the APBO at December 31, 1994 and 1993 was 12% declining gradually over ten years to an ultimate rate of 6% in 2003. These trend rates reflect the Company's current experience and expectation that future rates will decline. If the health care cost trend rate assumptions were increased by 1% each year, the APBO as of December 31, 1994 and 1993 would increase by approximately $34.7 million and $34.2 million, respectively. The effect of a 1% change on the aggregate of service and interest cost for 1994 and 1993 would have been an increase of approximately $5.5 million and $4.8 million, respectively.

The Company maintains the Polaroid Board of Directors' Retirement Plan (the Directors' Retirement Plan) which is a non-qualified deferred compensation plan under which fully vested (at least five complete years of service on the Board) non-employee members of the Board who retire receive annual lump sum payments equal to the retainer amount they were paid in the last full year prior to retirement. A participant or surviving spouse may receive payments under the Directors' Retirement Plan for the lesser of twenty-five years or the number of years that the person served as a non-employee member of the Board prior to his or her seventy-third birthday. The estimated present value of future benefits under the Directors' Retirement Plan is accrued annually based on credited service up to the participants' actual retirement dates and is charged to expense. For 1994, 1993 and 1992, $.3 million, $.1 million, and $.1 million, respectively, was charged to expense for current years' service.

In the fourth quarter of 1993, the Company adopted Financial Accounting Standards Board Statement No. 112, "Employer's Accounting for Postemployment Benefits" (FAS 112) retroactive to January 1, 1993. This standard requires the expensing, on an accrual basis, of all benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. Previous to 1993, the Company recognized these disability and survivor-related benefits on a pay-as-you-go basis. The cumulative effect of this change in accounting for postemployment benefits resulted in a one-time after-tax charge of $19.9 million (net of income taxes of $12.7 million). The effect of FAS 112 on 1993 operating results was a pre-tax charge of $6.3 million, approximately $3.8 million more than the previous pay-as-you-go method of accounting. There was no cash flow impact associated with the adoption of FAS 112. The pre-tax charge for FAS 112 was $6.8 million in 1994.

In 1993, the Company offered an early retirement program and a severance program to employees. The programs resulted in the departure of approximately 450 employees at a cost to the Company of $40 million, which was recorded in 1993. The Company also recorded, in 1993, a charge of $4 million for the write down of some non-strategic assets.

12. RENTAL EXPENSE AND LEASE COMMITMENTS

Minimum annual rental commitments at December 31, 1994, under noncancellable leases, principally for real estate, are payable as follows:

(In millions)
-----------------------------------------------------------------------------
1995                                                         $16.7
1996                                                          12.3
1997                                                          10.1
1998                                                           8.7
1999                                                           4.2
2000 and thereafter                                            5.2
                                                             -----
Total minimum lease payments                                 $57.2
                                                             =====

Minimum payments have not been reduced by minimum sublease rentals of $2.8 million due in the future under noncancellable subleases.

Many of the leases contain renewal options and some contain escalation clauses which require payments of additional rent to the extent of increases in the related operating costs.

Rental and lease expenses consisted of the following:

(In millions)                                   1994         1993        1992
------------------------------------------------------------------------------
Minimum rentals                                $25.6       $23.8        $21.6
Contingent rentals                               5.3         7.4          5.8
                                               -----       -----        -----
Total                                          $30.9       $31.2        $27.4
                                               =====       =====        =====

Sublease income amounted to $1.8 million in 1994, $1.5 million in 1993, and $2.0 million in 1992.

13. SEGMENTS OF BUSINESS

The Company is engaged primarily in one line of business, the manufacture and sale of instant imaging products. During 1994, 1993 and 1992, sales to one customer, Wal-Mart Stores, Inc., amounted to 13.7%, 11.6%, and 10.5%, respectively, of the Company's total sales.

Intercompany sales between geographic areas are accounted for at prices representative of unaffiliated party transactions.

The following table shows certain financial information relating to the Company's operations in various geographic areas:

GEOGRAPHIC AREAS

                                                                                          Years ended December 31,
(In millions)                                                                       1994            1993            1992
--------------------------------------------------------------------------------------------------------------------------
SALES
UNITED STATES
     Customers                                                                  $1,160.3        $1,178.8        $1,145.7
     Intercompany                                                                  496.3           511.8           456.5
                                                                                --------        --------        --------
                                                                                 1,656.6         1,690.6         1,602.2
                                                                                --------        --------        --------
EUROPE
     Customers                                                                     704.6           597.9           632.8
     Intercompany                                                                  347.1           347.3           312.6
                                                                                --------        --------        --------
                                                                                 1,051.7           945.2           945.4
                                                                                --------        --------        --------
ASIA/PACIFIC AND WESTERN HEMISPHERE
     Customers                                                                     447.6           468.2           373.8
     Intercompany                                                                   83.5            56.5            79.7
                                                                                --------        --------        --------
                                                                                   531.1           524.7           453.5
                                                                                --------        --------        --------
     Eliminations                                                                 (926.9)         (915.6)         (848.8)
                                                                                --------        --------        --------
NET SALES                                                                       $2,312.5        $2,244.9        $2,152.3
                                                                                ========        ========        ========

--------------------------------------------------------------------------------------------------------------------------
PROFITS
     United States                                                              $  100.8        $   44.1        $  118.7
     Europe                                                                         81.8            43.7            72.5
     Asia/Pacific and Western Hemisphere                                            45.2            56.8            44.1
     General corporate expense                                                     (13.0)          (12.4)          (16.6)
     Eliminations                                                                  (14.5)            9.2            (4.9)
                                                                                --------        --------        --------
PROFIT FROM OPERATIONS                                                             200.3           141.4           213.8
     Other income/(expense)                                                        (39.6)          (39.7)          (50.7)
                                                                                --------        --------        --------
EARNINGS BEFORE INCOME TAXES                                                    $  160.7        $  101.7        $  163.1
                                                                                ========        ========        ========

--------------------------------------------------------------------------------------------------------------------------
ASSETS
     United States                                                              $1,480.5        $1,532.7        $1,319.9
     Europe                                                                        613.8           556.0           562.7
     Asia/Pacific and Western Hemisphere                                           248.1           216.9           213.3
     Corporate assets
          (cash, cash equivalents and short-term investments)                      228.9           138.9           189.5
     Eliminations                                                                 (254.6)         (232.2)         (277.3)
                                                                                --------        --------        --------
TOTAL ASSETS                                                                    $2,316.7        $2,212.3        $2,008.1
                                                                                ========        ========        ========

14. CONTINGENCIES

The Company, together with other parties, is currently designated a Potentially Responsible Party (PRP) by the United States Environmental Protection Agency and certain state agencies with respect to the response costs for environmental remediation at several sites. The Company believes that its potential liability with respect to any site and with respect to all sites in the aggregate will not have a materially adverse effect on the financial condition or operating results of the Company.

Due to a wide range of estimates with regard to response costs at those sites and various other uncertainties, the Company cannot firmly establish its ultimate liability concerning those sites. In each case in which the Company is able to determine the likely exposure, such amount has been included in the Company's reserve for environmental liabilities. Where a range of comparably likely exposures exists, the Company has included in its reserve the minimum amount of the range. The Company's aggregate reserve for these liabilities as of December 31, 1994 was $5.5 million, the majority of which the Company currently expects to be payable over the next two to three years. The Company's analysis of data which underlies its establishment of this reserve is undertaken on a quarterly basis. The reserve for such liability does not provide for associated litigation costs, which, if any, are expected to be inconsequential in comparison with the amount of the reserve. The Company will continue to accrue in its reserve appropriate amounts from time to time as circumstances warrant. This reserve does not take into account potential recoveries from third parties.

The Company reviews its recurring internal expenditures on environmental matters, as well as capital expenditures related to environmental compliance, on a monthly basis, and reviews its third-party expenditures on environmental matters on a quarterly basis. The Company believes that these expenditures have not had and will not have a materially adverse effect on the financial condition or operating results of the Company.

Federal law provides that PRPs may be held jointly and severally liable for response costs. Based on current estimates of those costs and after consideration of the potential estimated liabilities of other PRPs with respect to those sites and their respective estimated levels of financial responsibility, the Company does not believe its potential liability will be materially enlarged by the fact that the liability is joint and several.

In early 1994, the Company received a letter from Jerome H. Lemelson alleging that a broad range of the Company's manufacturing equipment and products infringe a number of patents. The letter proposes that the Company enter into licensing negotiations to pay substantial past and future royalties under those patents. The Company has responded to the letter.

The Company is involved in various other legal proceedings and claims arising in the ordinary course of business. Management believes that the disposition of these matters would not have a material adverse effect on the consolidated financial position or results of operations of the Company.

15. SUBSEQUENT EVENTS

In January 1995, the Company adopted a plan of action to enhance profitability through greater emphasis on sales in newly emerging markets, a reduction in operating costs and various measures to improve efficiency. The five-step plan is as follows:

The Company intends to accelerate entry into new global markets including China, India, and other developing nations. In China, the Company plans to add three new regional offices, expand its sales force and add distribution capability to reach customers throughout the country.

In the first quarter of 1995, the Company began to implement a dealer inventory adjustment program. The focus of this program is to enable the Company to exercise better control over its distribution channels, strengthen retail sales of integral film by increasing consumer promotions, and sharply reduce the "gray market" for Polaroid products. The Company expects to incur an operating loss (loss before interest and tax), excluding the restructuring charge discussed below, of approximately $20 million in the first quarter of 1995, primarily as a result of the inventory adjustment program.

The Company plans to sell approximately $50 million of real estate, primarily in the U.S., over the next 24 months.

The Company is implementing various measures to improve efficiency, including consolidation of manufacturing facilities; re-prioritizing of product development activities; enhancement of distribution, customer fulfillment and manufacturing processes; and realignment of employees.

The Company is currently in the process of reducing its workforce by about 400 to 600 employees, or approximately 5% of its worldwide workforce, through an early retirement and severance program. The Company expects to record a one-time restructuring charge of $40 million to $60 million in the first quarter of 1995 for this program. On an annualized basis, this workforce reduction and the various measures to improve efficiency are expected to result in a $25 million to $35 million savings in operating costs.

In addition to these steps, the Board of Directors approved in January 1995 a program to repurchase an additional $100 million of the Company's common shares on the open market, in privately negotiated transactions or otherwise (which may include transactions with Polaroid stock option plans and retirement plans, including the employee stock ownership plan). This program is in addition to the approximately $25 million remaining at December 31, 1994 on the Company's previously authorized $150 million stock repurchase program (see Note 9).

16. SUPPLEMENTARY FINANCIAL INFORMATION

The section on pages 47-49 entitled Supplementary Financial Information has not been audited by the Company's independent auditors. Those auditors have, however, made a limited review of the 1994 and 1993 quarterly data on page 47 in accordance with standards established by the American Institute of Certified Public Accountants and that information is incorporated herein by reference. Since the Company's independent auditors did not audit the quarterly data for either year, they express no opinion on such data.

QUARTERLY FINANCIAL DATA (UNAUDITED)
Polaroid Corporation and Subsidiary Companies

1994   (In millions, except per share and stock price data)           First        Second        Third       Fourth         Year
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                            $462.6        $587.3       $576.7       $685.9     $2,312.5
Profit from operations                                                  6.9          56.8         52.7         83.9        200.3
Net earnings                                                            1.4          29.2         29.3         57.3        117.2
Primary earnings per common share                                       .03           .62          .62         1.23         2.49
Fully diluted earnings per common share                                  **           .60          .60         1.16         2.42
Cash dividends per common share                                         .15           .15          .15          .15          .60
Stock prices***
    High                                                              35.75         34.38        35.13        36.38        36.38
    Low                                                               30.50         29.63        32.13        30.25        29.63

1993                                                                  First*       Second*       Third*      Fourth         Year
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                           $ 468.5        $569.9       $533.9       $672.6     $2,244.9
Early retirement and other                                             44.0             -            -            -         44.0
Profit/(loss) from operations                                         (31.2)         54.0         41.3         77.3        141.4
Earnings/(loss) before cumulative effect of
    changes in accounting principle                                   (24.0)         28.1         24.6         39.2         67.9
Cumulative effect to January 1, 1993 of changes in
accounting principle for:
    Postretirement benefits other than
      pensions, net of taxes of $85 million                          (132.9)            -            -            -       (132.9)
    Income taxes                                                       33.6             -            -            -         33.6
    Postemployment benefits, net of
      taxes of $12.7 million                                          (19.9)            -            -            -        (19.9)
                                                                     ------        ------       ------       ------       ------
    Net earnings (loss)                                              (143.2)         28.1         24.6         39.2        (51.3)
Primary earnings/(loss) per common share:
    Earnings/(loss) before cumulative effect
      of changes in accounting principle                               (.51)          .60          .52          .83         1.45
    Cumulative effect to January 1, 1993 of
      changes in accounting principle for:
             Postretirement benefits other than pensions              (2.85)           -            -            -         (2.84)
             Income taxes                                               .72            -            -            -           .72
             Postemployment benefits                                   (.43)           -            -            -          (.43)
                                                                     ------        ------       ------       ------       ------
Net earnings/(loss)                                                   (3.07)          .60          .52          .83        (1.10)
Fully diluted earnings per common share                                  **           .58          .51          .79           **
Cash dividends per common share                                         .15           .15          .15          .15          .60
Stock prices***
    High                                                              31.25         38.63        38.75        37.25        38.75
    Low                                                               25.75         27.75        33.25        31.50        25.75
Stockholders of record as of February 3, 1995..........12,136

  * Restated for FAS 112.

 ** Fully diluted earnings per common share are not disclosed because they are greater than primary earnings per common share.

*** Recorded on the New York Stock Exchange, the principal market for the Company's common stock.

TEN YEAR FINANCIAL SUMMARY (UNAUDITED)
Polaroid Corporation and Subsidiary Companies
Years ended December 31

(Dollar amounts in millions, except per share data)                          1994               1993               1992
-------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Earnings
Net sales
    United States                                                        $1,160.3           $1,178.8           $1,145.7
    International                                                         1,152.2            1,066.1            1,006.6
                                                                         --------           --------           --------
Total net sales                                                           2,312.5            2,244.9            2,152.3
                                                                         --------           --------           --------
    Cost of goods sold                                                    1,324.2            1,296.5            1,178.0
    Marketing, research, engineering and
      administrative expenses                                               788.0              763.0              760.5
    Restructuring and other expense                                             -               44.0                  -
                                                                         --------           --------           --------
Total costs                                                               2,112.2            2,103.5            1,938.5
                                                                         --------           --------           --------
Profit from operations                                                      200.3              141.4              213.8
                                                                         --------           --------           --------
    Litigation settlement, net of employee incentives                           -                  -                  -
    Other income                                                              7.0                8.2                7.8
    Interest expense                                                         46.6               47.9               58.5
                                                                         --------           --------           --------
Earnings before income taxes                                                160.7              101.7              163.1
    Federal, state and foreign income taxes                                  43.5               33.8               64.1
                                                                         --------           --------           --------
Earnings/(loss) before cumulative effect of changes in
  accounting principle                                                   $  117.2           $   67.9           $   99.0
                                                                         ========           ========           ========
Net earnings/(loss)                                                      $  117.2           $  (51.3)          $   99.0
                                                                         ========           ========           ========
    Primary earnings/(loss) per common share before
      cumulative effect of changes in accounting principle**             $   2.49           $   1.45           $   2.06
    Primary earnings/(loss) per common share**                           $   2.49           $  (1.10)          $   2.06
    Fully diluted earnings per common share***                           $   2.42                  -           $   2.02
    Cash dividends per common share**                                    $    .60           $    .60           $    .60
    Common shares outstanding at end of year
      (in thousands)**                                                     45,998             46,806             46,668
Selected Balance Sheet Information
    Working capital                                                      $  886.8           $  833.6           $  789.0
    Net property, plant and equipment                                       747.3              718.2              657.3
    Total assets                                                          2,316.7            2,212.3            2,008.1
    Long-term debt                                                          566.0              602.3              637.4
    Redeemable preferred stock equity                                           -                  -                  -
    Common stockholders' equity                                             864.4              767.3              808.9
Other Statistical Data
    Additions to property, plant and equipment                           $  146.7           $  165.6           $  201.5
    Depreciation                                                         $  118.2           $  100.3           $   89.1
    Payroll and benefits                                                 $  720.6           $  699.2           $  670.2
    Number of employees, end of year                                       12,104             12,048             12,359
    Return on average common stockholders' equity                            14.7%               9.3%****          12.7%

   *Restated for FAS 96.

  **Amounts for years prior to 1987 have been restated to reflect the 1987 two-for-one stock split.

 ***Fully diluted earnings per common share are not disclosed for 1993 and years prior to 1991 because they are either greater than primary earnings per common share or they do not include dilutive securities.

****1993 is shown prior to the cumulative effects of FAS 106, 109 and 112.

(Dollar amounts in millions, except per share data)              1991       1990      1989       1988      1987*     1986*    1985*
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Earnings
Net sales
    United States                                            $1,113.6   $1,058.3  $1,091.8   $1,048.3  $1,009.3  $  964.3 $  779.3
    International                                               957.0      913.4     812.9      814.6     754.6     664.9    515.9
                                                             --------   --------  --------   --------  --------  -------- --------
Total net sales                                               2,070.6    1,971.7   1,904.7    1,862.9   1,763.9   1,629.2  1,295.2
                                                             --------   --------  --------   --------  --------  -------- --------
    Cost of goods sold                                        1,082.5    1,011.8     966.0    1,003.1     956.2     921.7    756.0
    Marketing, research, engineering and
      administrative expenses                                   741.5      675.6     634.5      686.0     653.9     571.8    505.6
    Restructuring and other expense                                 -          -      40.5      151.9         -         -        -
                                                             --------   --------  --------   --------  --------  -------- --------
Total costs                                                   1,824.0    1,687.4   1,641.0    1,841.0   1,610.1   1,493.5  1,261.6
                                                             --------   --------  --------   --------  --------  -------- --------

Profit from operations                                          246.6      284.3     263.7       21.9     153.8     135.7     33.6
                                                             --------   --------  --------   --------  --------  -------- --------
    Litigation settlement, net of employee incentives           871.6          -         -          -         -         -        -
    Other income                                                 23.4       15.0      35.1       28.0      16.7      18.1     28.9
    Interest expense                                             58.4       81.3      86.2       29.0      15.0      18.6     22.3
                                                             --------   --------  --------   --------  --------  -------- --------
 Earnings before income taxes                                 1,083.2      218.0     212.6       20.9     155.5     135.2     40.2
    Federal, state and foreign income taxes                     399.5       67.0      67.6       43.5      30.3      27.0     42.6
                                                             --------   --------  --------   --------  --------  -------- --------
 Earnings/(loss) before cumulative effect of changes in
   accounting principle                                      $  683.7   $  151.0  $  145.0   $  (22.6) $  125.2  $  108.2 $   (2.4)
                                                             ========   ========  ========   ========  ========  ======== ========
 Net earnings/(loss)                                         $  683.7   $  151.0  $  145.0   $  (22.6) $  125.2  $  108.2 $   (2.4)
                                                             ========   ========  ========   ========  ========  ======== ========
    Primary earnings/(loss) per common share before
      cumulative effect of changes in accounting principle** $   12.54  $   2.20  $   1.96   $   (.34) $   2.02  $   1.75 $   (.04)
    Primary earnings/(loss) per common share**               $   12.54  $   2.20  $   1.96   $   (.34) $   2.02  $   1.75 $   (.04)
    Fully diluted earnings per common share***               $   10.88         -         -          -         -         -        -
    Cash dividends per common share**                        $     .60  $    .60  $    .60   $    .60  $    .60  $    .50 $    .50
    Common shares outstanding at end of year
      (in thousands)**                                          48,919    50,070    52,110     71,635    61,918    61,918   61,918
Selected Balance Sheet Information
    Working capital                                          $   695.3  $  609.1  $  642.0   $  980.0  $  652.6  $  602.4 $  658.5
    Net property, plant and equipment                            549.4     461.0     430.9      433.8     395.6     357.7    349.0
    Total assets                                               1,889.3   1,701.3   1,776.7    1,957.2   1,599.4   1,444.6  1,345.4
    Long-term debt                                               471.8     513.8     602.2      402.3         -         -    124.6
    Redeemable preferred stock equity                                -     348.6     321.9          -         -         -        -
    Common stockholders' equity                                  772.9     207.7     148.8    1,011.5   1,048.2     960.1    882.9
Other Statistical Data
    Additions to property, plant and equipment               $   175.8  $  120.9  $   94.5   $  127.0  $  166.6  $   82.9 $  104.5
    Depreciation                                             $    85.5  $   87.2  $   87.4   $   81.9  $   75.7  $   71.2 $   56.9
    Payroll and benefits                                     $   690.6  $  587.6  $  546.7   $  725.9  $  585.0  $  548.2 $  510.2
    Number of employees, end of year                            12,003    11,768    11,441     11,613    13,662    14,765   12,932
    Return on average common stockholders' equity                148.6%     63.3%     33.5%      (2.2)%    12.5%     11.7%     (.3)%

49