Form 10-K, Exhibit 13
POLAROID CORP
filed 1995-03-30
CIK 79326

Appendix to Annual Report
          (Graphic material omitted from electronic filing)

Page           Description of information omitted
----           -----------------------------------
22             Two bar graphs showing "Sales by Geographic
               Area" and "Profit from Operations" from 1990-1994.


               Sales by Geographic Area
               ------------------------
                                              Asia/Pacific
                                                 and
                           U.S.      Europe    Western Hemisphere    Total
                        --------    --------   ------------------  --------
               1990      $1,058.3     $598.5       $314.9         $1,971.7
               1991      $1,113.6     $624.6       $332.4         $2,070.6
               1992      $1,145.7     $632.8       $373.8         $2,152.3
               1993      $1,178.8     $597.9       $468.2         $2,244.9
               1994      $1,160.3     $704.6       $447.6         $2,312.5


               Profit from Operations
               ----------------------
               1990      $284.3
               1991      $246.6
               1992      $213.8
               1993      $141.4 *
               1994      $200.3

                * Includes impact of $44 million of charges from
                  early retirement and other expenses.

23             Two bar graphs showing "Cash and Cash
               Equivalents" and "Capital Expenditures/Depreciation" from 1990-1994.

               Cash and Cash Equivalents
               -------------------------
               1990      $ 83.8
               1991      $162.9
               1992      $109.1
               1993      $114.4
               1994      $143.3


                        Capital
                       Expenditures          Depreciation
               ------------------------------------------
               1990       $120.9               $ 87.2
               1991       $175.8               $ 85.5
               1992       $201.5               $ 89.1
               1993       $165.6               $100.3
               1994       $146.7               $118.2


24 Two bar graphs showing "Primary Earnings per Common Share" and "Return on Average Common
               Stockholders' Equity" from 1990-1994.

               Primary Earnings per Common Share
               ---------------------------------------
               1990      $ 2.20
               1991      $12.54*
               1992      $ 2.06
               1993      $ 1.45**
               1994      $ 2.49

               *   Includes impact of Kodak litigation settlement
                    proceeds of $872 million before taxes.
               **  Includes impact of $44 million of charges from
                   early retirement and other expenses, but
                   excludes the cumulative effect of changes in accounting principle.

               Return on Average Common Stockholders' Equity
               ---------------------------------------------
               1990        63.3%
               1991       148.6%*
               1992        12.7%
               1993         9.3%**
               1994        14.7%

               *   Includes impact of Kodak litigation
                   settlement proceeds of $872 million before taxes.
               ** Includes impact of $44 million of charges from early retirement and other expenses, but excludes the cumulative effect of changes in accounting principle.