Form 10-K, Exhibit 13
period 1995-12-31
POLAROID CORP
filed 1996-03-21
CIK 79326

Financial Review

Polaroid Corporation and Subsidiary Companies

   21     Management's Discussion and Analysis of Operations
   29     Independent Auditors' Report
   29     Management's Report

Financial Statements:
   30     Consolidated Statement of Earnings
   31     Consolidated Balance Sheet
   32     Consolidated Statement of Cash Flow
   33     Consolidated Statement of Changes in
          Common Stockholders' Equity

Notes to Consolidated Financial Statements:
   34     1.  Summary of Significant Accounting Policies
   35     2.  Supplemental Information
   36     3.  Financial Instruments
   37     4.  Income Taxes
   39     5.  Inventories
   39     6.  Short-term Debt
   39     7.  Payables and Accruals
   39     8.  Long-term Debt
   40     9.  Common Stockholders' Equity
   40    10.  Incentive Compensation and Stock Incentive Plans
   42    11.  Benefit Plans
   44    12.  Rental Expense and Lease Commitments
   44    13.  Business
   46    14.  Contingencies
   46    15.  Supplementary Financial Information

Supplementary Financial Information:
   47    Quarterly Financial Data
   48    Ten-Year Financial Summary

Management's Discussion and Analysis of Operations

The following table summarizes the relation to net sales of income and expense items included in the Consolidated Statement of Earnings for 1995, 1994 and 1993 and the changes in those items from the respective prior years.


Income and Expense Items
as a Percent of Net Sales                             PercentIncrease/(Decrease)
_________________________                             __________________________
                                                            1994  1993    1992
                                                            to    to      to
1995 1994 1993   Income and Expense Items                   1995  1994    1993
________________________________________________________________________________
                  Net Sales:
 46%  50%  53%    United States                             (12)%   (2)%    3%
 54   50   47     International                               6      8      6
________________________________________________________________________________
100  100  100    Total net sales                             (3)     3      4
 58   57   58    Cost of goods sold                          (2)     2     10
                 Marketing, research, engineering
 38   34   34     and administrative expenses                 8      3     --
 11   --    2    Restructuring and other expenses           100   (100)   100
________________________________________________________________________________
(7)   9    6    Profit/(loss) from operations               NM     42     (34)
________________________________________________________________________________
 --   --    1    Other income                                21    (15)     5
  2    2    2    Interest expense                            12     (3)   (18)
________________________________________________________________________________
                 Earnings/(loss) before income tax
                  expense/(benefit) and cumulative
 (9)   7    5     effect of changes in accounting principle  NM     58    (38)
                 Federal, state and foreign income
 (3)   2    2     tax expense/(benefit)                      NM     29    (47)
________________________________________________________________________________
                 Earnings/(loss) before cumulative effect
 (6)%  5%   3%    of changes in accounting principle         NM     73%   (31)%
________________________________________________________________________________

NM--not meaningful because of fluctuation from a positive amount to a negative amount

The Company often uses the following qualitative descriptors to explain its results of operations: "flat" indicates fluctuations of zero-to-one percent; "slight" is in the two-to-three percent range; "moderate" means four-to-ten percent; "significant" is in the eleven-to-twenty percent range; and "substantial" represents fluctuations greater than twenty percent.

1995 Worldwide Results Compared with 1994
Worldwide sales of Polaroid Corporation and its subsidiaries decreased 3% to $2.24 billion in 1995 compared with $2.31 billion in 1994. In 1995, the Company sold 5.4 million cameras compared with 6.4 million cameras in 1994, a decline of 16%, in part due to lower sales of Captiva. In 1995, the Company decided to limit its production of Captiva cameras to the completion of work-in-progress. The Company will continue to market Captiva cameras and film for the forseeable future, as well as provide service. Instant film shipments decreased slightly for the full year 1995 compared to 1994. Over the past few years, growth in instant camera and film shipments has shifted from mature markets in the United States, Western Europe and Japan to new markets such as Russia and China.

Sales in the United States were $1.02 billion in 1995, a decrease of 12% compared with $1.16 billion in 1994. In 1995, U.S. shipments of instant cameras and film decreased significantly compared to 1994, primarily reflecting the impact of the dealer inventory adjustment program. In addition, instant cameras and film were transshipped by U.S. dealers to Russia in 1994. U.S. sales in 1995 were also impacted by consumer promotional pricing on instant film and lower sales of videotapes and conventional film.

International sales increased 6% from $1.15 billion in 1994 to $1.22 billion in 1995. In 1995, as a result of increased sales in Russia, sales in the European region increased 5% to $739 million compared with $705 million in 1994. The Company's sales in Russia were $196 million in 1995, a 27% increase compared with $154 million in 1994. Sales in 1995 in Western Europe were flat compared to 1994, in part reflecting the dealer inventory adjustment program. In 1995, sales in the Asia Pacific, Canada, Latin and South America regions increased 7% to $479 million compared with $448 million in 1994. The increase is primarily a result of higher sales in China and other emerging markets. While the Company believes that emerging markets present particularly attractive opportunities, such markets tend to be considerably less stable than more established markets. There can be no assurance that emerging markets will continue to produce favorable results.

Gross margins as a percent of sales were 42% for 1995 and 43% for 1994. The decline in gross margin in 1995 is primarily attributable to lower instant film sales, more instant film price promotions for consumers and unfavorable production costs associated with lower production levels.

Marketing, research, engineering and administrative expenses in 1995 were $849 million compared with $788 million in 1994. Included in these expenses were research and engineering expenses of $166 million in both 1995 and 1994. The 8% increase in marketing, research, engineering and administrative expenses in 1995 reflects an increase in international marketing expenses for emerging markets, an increase in worldwide consumer promotional expenses and infrastructure costs associated with the Company's switch in 1995 from third-party distribution to direct distribution to dealers in Japan. In 1995, pre-tax special charges for restructuring and other expenses totaled $247 million of which $77 million was recorded in the first quarter and $170 million was recorded in the fourth quarter, as more fully described below.

In the first quarter of 1995, the Company implemented a restructuring plan which resulted in a pre-tax charge of $77 million. The Company offered an early retirement program to certain qualified employees and a voluntary severance program to all employees, both of which were open from February
13, 1995 to March 31, 1995. As a result of these programs, approximately 930 employees (approximately 560 from manufacturing and 370 from marketing, research, engineering and administrative functions) terminated their employment in 1995. The pre-tax costs related to the voluntary severance program were $56 million, of which $47 million of cash severance payments were made in 1995. The remaining cash severance payments of approximately
$9 million are expected to be paid in the first quarter of 1996. Additionally, $18 million represents enhanced retirement benefits provided under the early retirement program that will be funded from the Company's pension plans, and therefore has been reflected as a non-cash item on the Company's statement of cash flows. The savings from this severance and early retirement program are expected to be approximately $46 million on an annualized basis, with $25 million expected to be realized in 1996. The remainder of the charge consisted of a pre-tax charge of approximately $3 million for exit costs related to the shutdown of certain facilities.

In December 1995, the Company announced a plan to make fundamental changes in its operating structure. The restructuring plan features three principal components -- program reductions in certain product, research and manufacturing areas; strategic refocusing of the Company's digital imaging businesses for the medical diagnostic and graphic arts markets; and a reduction in corporate overhead expenses. The special charge for this program is expected to total approximately $260 to $270 million. Of that amount, $170 million was recorded in the fourth quarter of 1995 and an estimated $90 million to $100 million will be charged in the first quarter of 1996. Annualized savings are expected to be more than $110 million from this program, with $75 million expected to be realized in 1996. The December 1995 early retirement and severance programs are expected to result in the elimination of a total of approximately 1,600 positions worldwide.

The 1995 fourth quarter pre-tax special charge of $170 million included $85 million to write off certain assembly equipment and fixed assets and $30 million to write-off inventory and accrue other costs, all of which were primarily related to the Captiva product line. The remaining $55 million of the special charge was related to the estimated cost of involuntary severance benefits for approximately 1,300 domestic employees (approximately 570 from manufacturing and 730 from marketing, research, engineering and administrative functions) who were expected to terminate in 1996. This amount does not include any incremental voluntary severance benefits and pension enhancement benefits. The cost of these benefits, along with severence costs for approximately 300 international employees (approximately $90 million to $100 million) will be recognized in the first quarter of 1996 when more precise information becomes available regarding the individuals accepting voluntary termination under this program. No cash severance payments were made in 1995 under this program.

The loss from operations for the full year 1995 was $158 million, compared to an operating profit of $200 million in 1994. Excluding the special charge for restructuring and other expenses of $247 million, operating profit for 1995 would have been $89 million, a reduction of $111 million compared to 1994. This reduction is attributable to a combination of factors, primarily to a decline in domestic instant film sales, an increase in worldwide promotional expenses, an increase in international marketing expenses for emerging markets and higher losses for the Company's digital imaging businesses.

The Company's new digital imaging businesses which are in the early stages of revenue generation incurred total losses of approximately $190 million in 1995 compared to approximately $180 million in 1994. The 1995 losses were principally attributable to medical imaging and to graphics imaging with a lesser proportion attributable to electronic imaging. The 1994 losses were principally attributable to medical imaging with a smaller proportion attributable to each of graphics imaging and electronic imaging. Included in the losses attributable to medical imaging and graphics imaging in both 1995 and 1994, are significant costs associated with the Company's new coating facility which was brought on line in 1994 and is operating at low levels of production capacity. Shipments of the new graphics imaging product, Dry Tech Imagesetting Film, began in October 1995, and the Company plans to ship a number of new products for the graphic arts market in 1996. Shipments of Helios medical imaging systems doubled in 1995 compared to the low base amount in 1994.

Other income was $9 million in 1995 compared with $7 million in 1994. Included in other income were foreign currency losses resulting from balance sheet translation amounting to $3 million in 1995 and $8 million in 1994. Interest expense increased to $52 million in 1995 from $47 million in 1994 primarily as a result of lower amounts of interest capitalized on qualifying assets and increased short-term borrowings.

For the full year 1995, the effective tax rate was 30%, compared with 27% for 1994. For purposes of determining the after-tax special charges, the Company assumed a statutory tax rate of 35% to calculate the tax benefit. The net after-tax foreign currency exchange loss from balance sheet translation for the full year 1995 amounted to $.03 per common share, compared with a $.02 loss for 1994.

The net loss for the full year 1995 was $140 million, or $3.09 primary loss per common share, compared with earnings of $117 million for the full year 1994, or $2.49 primary earnings per common share. The full year 1995 results include special pre-tax charges totaling $247 million for the two early retirement and severance programs and other expenses. Excluding the pre-tax special charges and the related tax effect, the full year 1995 primary earnings per common share would have been approximately $.45 per share.

1995 Fourth Quarter Results
Worldwide sales for the fourth quarter of 1995 were $675 million, a 2% percent decrease compared with sales of $686 million in the fourth quarter of 1994.
U.S. sales decreased 5% in the fourth quarter of 1995 to $329 million compared with $347 million in the same period last year, due primarily to the consumer price promotions offered on instant integral film. Consumer price promotions were also offered in Europe. International sales were $346 million in the fourth quarter of 1995, a 2% increase compared with $339 million for the fourth quarter of 1994.

Gross margins as a percent of sales were 41% for the fourth quarter of 1995 and 43% for the fourth quarter of 1994. The gross margin in the fourth quarter of 1995 was impacted primarily by consumer price promotions offered on instant integral film in the United States and Europe. Marketing, research, engineering and administrative expenses were $245 million in the 1995 fourth quarter compared with $214 million in the 1994 fourth quarter. The increase reflects primarily increased marketing expenses in international markets. As discussed in the section "1995 Worldwide Results Compared with 1994" above, the Company recorded a special charge of $170 million for restructuring and other expenses in the fourth quarter of 1995.

Operating profit for the fourth quarter of 1995, excluding the special charge, was $29 million, compared to $84 million for the fourth quarter of 1994. This decrease was due to less-than-expected revenues, particularly in the United States, and higher overhead expenses, including significant instant film consumer marketing promotions and increased spending in the Company's new digital imaging businesses. Including the special charge, the loss from operations for the fourth quarter of 1995 was $141 million.

The 1995 fourth quarter included other expenses of $1 million compared to other income of $2 million in the 1994 fourth quarter. Included in other income and expenses are foreign currency losses of $2 million and $5 million in the fourth quarters of 1995 and 1994, respectively, resulting from balance sheet translations. The 1994 fourth quarter also reflects more interest income earned on higher cash balances. Interest expense was $13 million in the fourth quarter of both 1995 and 1994.

The worldwide effective tax rate for the fourth quarter was 28% in 1995 and 21% in 1994. The lower effective tax rate in 1994 was primarily a result of the beneficial effect of the weakening dollar on the international tax rate. For purposes of determining the after-tax special charges, the Company assumed a statutory tax rate of 35% to calculate the tax benefit. The net after-tax foreign currency exchange loss from balance sheet translation for the 1995 fourth quarter amounted to $.04 per common share, compared with a $.09 loss for the same period last year.

The net loss for the fourth quarter of 1995 was $111 million, or $2.44 primary loss per common share, compared to net earnings of $57 million, or $1.23 primary earnings per common share, in the fourth quarter of 1994. Excluding the pre-tax special charge for restructuring and other expenses of $170 million and the related tax effect, the primary loss per common share for the fourth quarter of 1995 would have been approximately $.01.

1994 Worldwide Results Compared with 1993
Worldwide sales of Polaroid Corporation and its subsidiaries increased 3% to $2.31 billion in 1994 compared with $2.24 billion in 1993. In 1994, sales in the United States were $1.16 billion, a decrease of 2% compared with 1993 and international sales were $1.15 billion, an increase of 8% compared with 1993.

In 1994, the Company sold 6.4 million cameras compared with 4.9 million cameras in 1993, a 31% increase. Instant film shipments rose modestly for the full year 1994 compared to 1993. This increase reflects healthy growth in integral film sales, partly offset by an expected decline in peel-apart products primarily as a result of the completion of the Mexican voter registration program which had contributed to 1993 sales. The growth in instant film shipments was largely due to the substantial growth in the Russian market, offset by a decline in Western European markets and a relatively flat U.S. market. Worldwide shipments of conventional film and video cassettes in 1994 were significantly lower than in 1993. Helios
Medical Imaging System shipments in 1994 were substantially higher than shipments in 1993.

In 1994, sales in the European region increased 18% to $705 million compared with $598 million in 1993 as a result of increased sales in Russia. Sales in Russia accounted for 13% of total international sales in 1994 compared to 2% in 1993. While the Company believes that emerging markets present particularly attractive opportunities, as evidenced by the remarkable growth in the market for instant photographic products in Russia, such markets tend to be significantly less stable than more established markets. There can be no assurance that emerging markets will continue to produce favorable results. In 1994, sales in the Asia Pacific, Canada, Latin and South America regions decreased 4% to $448 million compared with $468 million in 1993. Increased sales in the Asia Pacific region were more than offset by a decrease in sales in the Canada, Latin and South America regions, resulting from the completion of the Mexican voter registration program in 1993.

Gross margins as a percent of sales were 43% for 1994 and 42% for 1993. The increase in gross margin in 1994 was attributable to a reduction in manufacturing costs for new products, substantial growth in sales of high margin instant film in Russia, and the positive effects of foreign currency translation. In addition, 1994 gross margin was negatively impacted by costs associated with ramping up the capacity of the Company's new coating facility.

Marketing, research, engineering and administrative expenses in 1994 were $788 million compared with $763 million in 1993. Included in these expenses were research and engineering expenses of $166 million in 1994 and $161 million in 1993. In 1994, approximately two-thirds of the $166 million spent by the Company on research and engineering was allocated to digital imaging products. Digital imaging products primarily include digital dry-process laser imaging products for medical, graphic arts and other business applications. Digital imaging products also include products for consumer digital imaging and desktop publishing. Marketing and administrative expenses related to digital imaging products increased substantially in 1994 compared with 1993.

Profit from operations for 1994 was $200 million, an increase of 8% compared with $185 million in 1993, which excludes the special charge for the early retirement and severance program and the write down of certain non-strategic assets. Operating profit for 1993 including these special items was $141 million.

Other income was $7 million in 1994 compared with $8 million in 1993.
Included in other income were foreign currency exchange losses resulting from balance sheet translation amounting to $8 million in 1994 and $3 million in 1993. Interest expense decreased to $47 million in 1994 from $48 million in 1993. This decrease reflected lower overall interest costs offset by lower amounts of interest capitalized on certain qualifying assets. Lower interest costs in 1994 were primarily attributable to lower interest rates on short-term borrowings and a reduction in short-term borrowings.

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

Financial Liquidity and Capital Resources
At December 31, 1995, the Company's cash and cash equivalents and short-term investments amounted to $83 million, compared to $229 million at December 31, 1994. In addition, working capital decreased to $739 million at December 31, 1995 from $887 million at December 31, 1994. The primary source for cash in 1995 was a decrease in short-term investments, net cash provided by operating activities and an increase in short-term debt. The primary source of cash for 1994 was profitable operations, which more than offset cash used in investing and financing activities. Capital spending during 1995 was $168 million and depreciation expense was $133 million. Capital spending during 1994 was $147 million and depreciation expense was $118 million. Capital expenditures in both 1995 and 1994 were primarily related to ongoing capital programs, environmental improvements and the Company's new coating facility. In 1995, capital expenditures were also incurred to increase the capacity for manufacturing batteries for instant films. Capital expenditures in 1996 are expected to be approximately $120 million. The Company intends to sell approximately $50 million of real estate in the next twelve to eighteen months. During 1995, the Company expended cash to reduce borrowings, to make cash payments of $47 million under the 1995 first quarter severance program, to purchase
$40 million of the Company's common stock, and to pay $27 million of dividends to common stockholders. During 1994, the Company expended cash to reduce borrowings, to purchase $31 million of the Company's common stock, and to pay $28 million of dividends to common stockholders.

The Company maintains a five year $150 million working capital line of credit for general corporate purposes which expires in 1999. As of December 31, 1995 and 1994, there were no borrowings under this facility. The Company also has a long-term loan related to the Polaroid Stock Equity Plan (the ESOP loan). The outstanding balance of the ESOP loan at December 31, 1995 was $77 million.
As a result of the plan announced in December 1995 to make fundamental changes in the Company's operating structure, the Company's $150 million working capital line of credit and the ESOP loan were amended as of December 29, 1995 to provide a waiver with respect to financial covenants as to which the Company was not in compliance by reason of its 1995 results. The Company and the banks who are parties to these bank financing agreements amended the terms of the agreements effective December 31, 1995 to provide greater leeway with respect to the financial covenants.

As of December 31, 1995, gross borrowings from the Company's international uncommitted lines of credit were $160 million. There were no borrowings from the Company's U.S. uncommitted lines of credit at December 31, 1995. Additional available, uncommitted lines of credit for U.S. and international operations were $160 million and $135 million, respectively, at December 31, 1995. As of December 31, 1994, gross borrowings from international uncommitted lines of credit were $117 million. Additional available, uncommitted lines of credit for international operations were $161 million at December 31, 1994. There were no additional available, uncommitted lines of credit for U.S. operation and no such borrowings at December 31, 1994. The Company is reviewing its plan for payment of $150 million of 7-1/4% Notes due January 15, 1997, which may not be redeemed prior to maturity. The Company's total borrowing capacity is limited by certain debt covenants.

During 1995, the Company repurchased 1.2 million shares for $40 million. The Company did not repurchase any shares in the fourth quarter of 1995. In 1994,
 .9 million shares were repurchased for $31 million. As of December 31, 1995, the unexpended balance under the Company's $100 million common stock repurchase program, which was approved by the Board of Directors in January 1995, was $85 million. In December 1995, the Company suspended its stock repurchase program. The timing and amounts of any future purchases under this program depend upon many factors, including market conditions as well as the Company's business and financial condition.

The Company believes that its borrowing capacity and other existing corporate resources are adequate for at least the next twelve months to meet working capital needs, to fund planned capital expenditures, to pursue future growth opportunities, and to fund other corporate requirements, including cash severance payments for the 1995 restructuring programs.

Foreign Currency Exchange
The Company generates a substantial portion of its revenues in international markets, which subjects its operations to the exposure of foreign currency fluctuations. The impact of currency fluctuations can be positive or negative in any given period. The Company's ability to counteract foreign currency exchange movement is primarily dependent on pricing.

To minimize the adverse impact of foreign currency fluctuations on its foreign currency-denominated net assets, the Company may engage in foreign currency-denominated borrowings. The Company determines the aggregate amount of such borrowings based on its forecast of the Company's net asset position and the relative strength of the U.S. dollar as compared to foreign currencies. These borrowings create foreign currency-denominated liabilities that hedge the Company's foreign currency-denominated net assets. Upon receipt of the borrowed foreign currency-denominated funds, the Company converts those funds to U.S. dollars at the spot exchange rate. Exchange gains and losses on the foreign currency-denominated borrowings are recognized in earnings as incurred. At Dec-ember 31, 1995 and 1994, the amount of the Company's outstanding short-term foreign currency-denominated borrowings were $140 million and $117 million, respectively.

From time to time, the Company may use over-the-counter foreign exchange swaps to reduce the interest expense incurred through the borrowings described above and to replace the hedge created by those borrowings. When a foreign exchange swap is used to replace a hedge, the currency received by the Company in the spot market component of the foreign exchange swap is used to close out the borrowings and, simultaneously, the hedge is reinstituted through a forward contract (not exceeding six months). The net interest value of the foreign exchange swap contract is amortized to earnings over the life of the contract. Exchange gains or losses on the foreign currency obligation component of the forward contract are recognized in earnings as incurred in each accounting period. The Company does not enter into foreign exchange swaps for trading purposes. The aggregate notional value of these short-term foreign exchange swap contracts outstanding at December 31, 1995 and 1994 was $16 million and $22 million, respectively.

When the Company may not have sufficient flexibility to change prices, the Company may, from time to time, also purchase U.S. dollar call options. The term of these call options typically does not exceed one year. The Company's purchase of call options allows it to protect a portion of its expected foreign currency-denominated revenues from adverse foreign currency exchange movement. The Company does not buy call options which can be exercised prior to the expiration date, nor does it write options or purchase call options for trading purposes. The Company defers premiums and any gains for its call options activity until the option exercise date.
No option contracts were outstanding at December 31, 1995.
At December 31, 1994, option contracts with a notional value of $177 million were outstanding.

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

Other Matters
The Company, together with other parties, is currently designated a Potentially Responsible Party by the United States Environmental Protection Agency
("EPA") and certain state agencies with respect to the costs of investigation and remediation of pollution at several sites. In each case in which the Company is able to determine its likely exposure, such amount has been included in the Company's reserve. Where a range of comparably likely exposures exists, the Company has included in its reserve the minimum amount of the range. The Company's aggregate reserve for these liabilities was $5 million and $6 million as of December 31, 1995 and 1994, respectively. The Company currently estimates that the majority of the $5 million amount reserved for environmental liabilities at December 31, 1995 will be payable over the next two to three years.

On December 4, 1994, the Company entered into a consent agreement with the EPA to resolve alleged violations of the Toxic Substances Control Act
("TSCA"). Under this agreement, the Company paid a civil penalty of $80,000 and agreed to conduct an internal audit of certain TSCA practices. This audit was recently completed and revealed an additional potential liability, although not yet confirmed by the EPA, estimated to be in the range between $64,000 and $89,000.

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

In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121), which becomes effective for fiscal years beginning after December 15, 1995. This standard establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Company will adopt FAS 121 for fiscal 1996 and believes that adoption of this standard will not have a material impact on the financial condition or operating results of the Company.

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), which becomes effective for fiscal years beginning after December 15, 1995. Under FAS 123, companies can elect to adopt the new accounting method, which accounts for stock-based compensation based on the fair value at the date of grant. Companies that choose not to adopt FAS 123 would continue to follow the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". In addition, those companies who choose not to adopt the new accounting method prescribed by FAS 123 would be required to provide proforma disclosures of net income and earnings per share, assuming FAS 123 had been adopted. The Company currently does not expect to adopt the new accounting method prescribed by FAS 123.

Independent Auditors' Report

The Board of Directors and Stockholders
Polaroid Corporation:

We have audited the accompanying consolidated balance sheet of Polaroid Corporation and subsidiary companies as of December 31, 1995 and 1994, and the related consolidated statements of earnings, cash flows and changes in common stockholders' equity for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polaroid Corporation and subsidiary companies at December 31, 1995 and 1994, and the results of their operations and cash flows for each of the years in the three-year period ended
December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 4 and 11 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes and for certain postretirement and postemployment benefits.


/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Boston, Massachusetts
January 30, 1996





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

/s/ Gary T. DiCamillo

Gary T. DiCamillo
Chairman and
Chief Executive Officer


/s/ William J. O'Neill, Jr.

William J. O'Neill, Jr.
Executive Vice President and
Chief Financial Officer

Financial Statements
Consolidated Statement of Earnings
Polaroid Corporation and Subsidiary Companies


                                                            Years ended December 31,
(In millions, except per share data)                    1995        1994        1993
__________________________________________________________________________________________

Net sales
 United States                                         $1,019.0     $1,160.3    $1,178.8
 International                                          1,217.9      1,152.2     1,066.1
                                                        _______      _______    _________

Total net sales                                         2,236.9      2,312.5     2,244.9
                                                        _______      _______    _________

 Cost of goods sold                                     1,298.6      1,324.2     1,296.5
 Marketing, research, engineering and
  administrative expenses (Note 2 )                       849.1        788.0       763.0
 Restructuring and other (Note 2)                         247.0         --          44.0
                                                        _______      _______    _________

Total costs                                             2,394.7      2,112.2     2,103.5
                                                        _______      _______    _________

Profit/(loss) from operations                            (157.8)       200.3       141.4

 Other income/(expense):
  Interest income                                           8.7          9.7         7.7
  Other                                                     (.2)        (2.7)         .5
                                                        _______      _______    _________

 Total other income                                         8.5          7.0         8.2
 Interest expense                                          52.1         46.6        47.9
                                                        _______      _______    _________
Earnings/(loss) before income tax
expense/(benefit) and cumulative effect
of changes in accounting principle                       (201.4)       160.7       101.7
    Federal, state and foreign income tax
    expense/(benefit) (Note 4)                            (61.2)        43.5        33.8
                                                       _______      _______    _________
Earnings/(loss) before cumulative effect
of changes in accounting principle                       (140.2)       117.2        67.9

Cumulative effect to January 1, 1993 of changes
in accounting principle for:
    Postretirement benefits other than pensions,
    net of taxes of $85.0 (Note 11)                          --          --       (132.9)
    Income taxes (Note 4)                                    --          --         33.6
    Postemployment benefits, net of taxes of
    $12.7 (Note 11)                                          --          --        (19.9)
                                                     __________    _________   __________

Net earnings/(loss)                                  $   (140.2)   $   117.2   $   (51.3)
                                                     ===========   =========   ==========

Primary earnings/(loss) per common share: (Note 1)
    Earnings/(loss) before cumulative effect
    of changes in accounting principle               $    (3.09)   $    2.49   $    1.45
    Cumulative effect to January 1, 1993
    of changes in accounting principle for:
       Postretirement benefits other than pensions           --          --        (2.84)
       Income taxes                                          --          --         0.72
       Postemployment benefits                               --          --        (0.43)
                                                     __________    _________   __________

Net earnings/(loss)                                  $    (3.09)   $    2.49   $   (1.10)

Fully diluted earnings per common share (Note 1)     $       --    $    2.42   $     --

Cash dividends per common share                      $      .60    $     .60   $     .60


See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet
Polaroid Corporation and Subsidiary Companies


                                                                         December 31,
(In millions)                                                         1995     1994
________________________________________________________________________________________

Assets
Current assets
  Cash and cash equivalents                                          $   73.3   $  143.3
  Short-term investments (Note 1)                                         9.8       85.6
  Receivables, less allowances of $28.0 in 1995
    and $24.5 in 1994                                                   550.4      541.0
  Inventories (Note 5)                                                  615.5      577.4
  Prepaid expenses and other assets (Note 4)                            208.5      141.4
                                                                     ________   ________

Total current assets                                                  1,457.5    1,488.7
                                                                     ________   ________
Property, plant and equipment
   Land                                                                  35.9       34.7
   Buildings                                                            355.1      332.3
   Machinery and equipment                                            1,649.3    1,561.7
   Construction in process                                              124.1      114.7
                                                                     ________   ________

   Total property, plant and equipment                                2,164.4    2,043.4
   Less accumulated depreciation                                      1,473.4    1,296.1
                                                                     ________   ________

   Net property, plant and equipment                                    691.0      747.3
Prepaid taxes -- non-current (Note 4)                                   113.3       80.7
                                                                     ________   ________

Total assets                                                         $2,261.8    2,316.7
                                                                     ========   ========

________________________________________________________________________________________
Liabilities and stockholders' equity
Current liabilities
   Short-term debt (Note 6)                                            $160.4     $117.1
   Current portion of long-term debt (Note 8)                            39.7       35.9
   Payables and accruals (Note 7)                                       274.9      275.7
   Compensation and benefits (Notes 10 and 11)                          197.4      121.4
   Federal, state and foreign income taxes (Note 4)                      46.6       51.8
                                                                     ________   ________

Total current liabilities                                               719.0      601.9
                                                                     ________   ________

Long-term debt (Note 8)                                                 526.7      566.0

Accrued postretirement benefits (Note 11)                               257.2      247.2

Accrued postemployment benefits (Note 11)                                41.2       37.2
                                                                     ________   ________

Total liabilities                                                     1,544.1    1,452.3
                                                                     ________   ________

Preferred stock, Series A and Series D, $1 par value,
   authorized 20,000,000 shares; all shares unissued                     --        --
                                                                     ________   ________
Common stockholders' equity (Note 9)
   Common stock, $1 par value,
     authorized 150,000,000 shares                                       75.4       75.4
   Additional paid-in capital                                           401.9      387.2
   Retained earnings                                                  1,525.8    1,692.1
   Less: Treasury stock, at cost                                      1,205.4    1,174.5
         Deferred compensation                                           80.0      115.8
                                                                     ________   ________

   Total common stockholders' equity                                    717.7      864.4
                                                                     ________   ________

Total liabilities and stockholders' equity                           $2,261.8    2,316.7
                                                                     ========   ========


See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows
Polaroid Corporation and Subsidiary Companies


         Years ended December 31,
(In millions)   1995   1994   1993
________________________________________________________________________________________

Cash flows from operating activities
   Net earnings/(loss)                                   $(140.2)    $117.2       $(51.3)
   Cumulative effect of changes in accounting principle     --         --          119.2
   Depreciation of property, plant and equipment           132.7      118.2        100.3
   (Increase)/decrease in receivables                        (.1)      30.5        (83.6)
   (Increase)/decrease in inventories                      (68.1)        .8          8.0
   Increase in prepaids and other assets                   (67.7)      (1.5)        (2.8)
   Increase/(decrease) in payables and accruals             (6.3)      22.4         15.3
   Increase/(decrease)in compensation and benefits          44.2       (8.2)         2.1
   Increase/(decrease)in federal, state and
     foreign income taxes payable                           (1.6)     (28.2)        27.4
   Other non-cash items                                    168.8       71.4         46.0
                                                         _______     ______      _______

   Net cash provided by operating activities                61.7      322.6        180.6
                                                         _______     ______      _______

Cash flows from investing activities
   (Increase)/decrease in short-term investments            75.7      (60.5)        55.3
   Additions to property, plant and equipment             (167.9)    (146.7)      (165.6)
   Proceeds from sale of fixed assets                        4.8         .2          1.4
                                                         _______     ______      _______

   Net cash used by investing activities                   (87.4)    (207.0)      (108.9)
                                                         _______     ______      _______

Cash flows from financing activities
   Net increase/(decrease) in short-term debt
     (maturities 90 days or less)                           42.5        1.4        (8.7)
   Short-term debt (maturities over 90 days):
      Proceeds                                               --         8.9        --
      Payments                                               --        (8.9)       --
   Repayments of long-term debt                            (34.3)     (31.2)      (26.8)
   Cash dividends paid                                     (27.3)     (27.9)      (28.0)
   Purchases of treasury stock                             (40.2)     (30.6)       --
   Proceeds from issuance of shares in connection
      with stock incentive plan                             19.5        3.2         3.3
                                                         _______     ______      _______

   Net cash used by financing activities                   (39.8)     (85.1)      (60.2)
                                                         _______     ______      _______

Effect of exchange rate changes on cash                     (4.5)      (1.6)       (6.2)
                                                         _______     ______      _______

Net increase/(decrease) in cash and cash equivalents       (70.0)      28.9         5.3

Cash and cash equivalents at beginning of year             143.3      114.4       109.1
                                                         _______     ______      _______

Cash and cash equivalents at end of year                $   73.3   $  143.3   $   114.4
                                                         =======     =======     =======



See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Common Stockholders' Equity
Polaroid Corporation and Subsidiary Companies


                                                           Years ended December 31,
(In millions, except number of shares)                   1995       1994        1993
________________________________________________________________________________________

Common stock
  Balance at January 1 (75,427,550 shares
  in 1995, 1994 and 1993)                                $  75.4    $  75.4     $  75.4
                                                         _______     ______     _______

  Balance at December 31                                    75.4       75.4        75.4
                                                         _______     ______     _______

Additional paid-in capital
  Balance at January 1                                     387.2      385.6       379.5
    Stock options - 1993 (Note 10)                           --         --          4.1
    Issuance of shares in connection
    with stock incentive plan (Note 10)                     11.3        1.6         1.7
    Stock options exercised-tax benefit                      3.4        --           .3
                                                         _______     ______     _______

  Balance at December 31                                   401.9      387.2       385.6
                                                         _______     ______     _______

Retained earnings
  Balance at January 1                                   1,692.1    1,602.0     1,680.3
    Net earnings/(loss)                                   (140.2)     117.2       (51.3)
    Dividends declared-common stock                        (27.3)     (27.9)      (28.0)
    ESOP dividend tax benefit received
    on unallocated shares                                    1.2         .8         1.0
                                                         _______     ______     _______

  Balance at December 31                                 1,525.8    1,692.1    1,602.0
                                                         _______     ______     _______

Less:
Treasury stock
  Balance at January 1 (29,429,928 shares in 1995,
    28,621,405 shares in 1994,
    and 28,759,335 shares in 1993)                       1,174.5    1,145.5     1,147.1
  Repurchase of shares (1,217,561 shares in 1995
  and 941,300 shares in 1994)                               40.2       30.6        --
  Issuance of shares in connection with
  stock incentive plan (752,765 shares in 1995,
  132,777 shares in 1994, and 137,930 shares in 1993)       (9.3)      (1.6)       (1.6)
                                                         _______     ______     _______

  Balance at December 31 (29,894,724 shares in 1995,
    29,429,928 shares in 1994,
    and 28,621,405 shares in 1993)                       1,205.4    1,174.5     1,145.5
                                                         _______     ______     _______

Deferred compensation
  Balance at January 1                                     115.8      150.2       179.2
    Stock options - 1993 (Note 10)                          (1.0)      (1.0)        3.5
    Loan repayments from ESOP Trust                        (35.9)     (33.4)      (32.5)
    Restricted stock (Note 10)                               1.1         --        --
                                                         _______     ______     _______

  Balance at December 31                                    80.0      115.8       150.2
                                                         _______     ______     _______

Total common stockholders' equity                       $  717.7   $  864.4    $  767.3
                                                         =======     ======     =======


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

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
The Company considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents.

Short-term Investments:
Short-term investments consist primarily of commercial paper and some bank time deposits. The Company adopted Financial
Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115) as of January 1, 1994 and it had no impact on the Company's financial position or results of operations. Under FAS 115, the Company classifies its securities as held-to-maturity. Held-to-maturity securities are those investments which the Company has the ability and intent to hold until maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums and discounts which approximates market value. As of December 31, 1995, the average remaining maturity dates of the Company's short-term investments in bank time deposits were less than six months. As of December 31, 1994, the average remaining maturity dates of the Company's short-term investments in commercial paper and bank time deposits were less than two months and less than eight months, respectively.

Derivatives:
Gains on the Company's purchase of call options related to qualifying hedges of anticipated transactions are deferred and are recognized in income when the hedged transaction occurs.

Inventories:
Inventories are valued on a first-in, first-out basis at the lower of cost or market value. Market value is determined by replacement cost or net realizable value.

Income Taxes:
Amounts in the financial statements related to income taxes are calculated using the principles of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS
109). Under FAS 109, prepaid and deferred taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is "more likely than not" that some portion or all of the deferred tax assets will not be recognized.

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

Advertising Costs:
The Company expenses the cost of advertising as incurred or the first time the advertising takes place.

Earnings Per Common Share:
Primary earnings/(loss) per common share are computed by dividing net earnings/(loss) available to common stockholders by the weighted average number of common shares and, as appropriate, dilutive common stock equivalents outstanding for the period. All shares held in the Polaroid Stock Equity Plan (ESOP) Trust (see Note 9) are considered outstanding for both primary and fully diluted earnings per share calculations. Stock options are considered to be common stock equivalents. The number of shares used to compute primary earnings/(loss) per common share were (in thousands) 45,404 in 1995, 46,992 in 1994, and 46,737 in 1993.

Fully diluted earnings per common share reflect the maximum dilution that would have resulted from the exercise of stock options and the convertible debentures (see Note 8). Fully diluted earnings per common share are computed by dividing net income, after adding back the after-tax interest on the convertible debentures, by the weighted average number of common shares and all dilutive securities. The number of shares used to compute fully diluted earnings per common share were (in thousands) 51,299 in 1994.
Fully diluted earnings per common share were not reported in 1995 and 1993 because they were greater than primary earnings per common share.

2. Supplemental Information


(In millions)                           1995     1994     1993
_________________________________________________________________

Research, engineering and development   $165.5   $165.7   $160.8


Manufacturing Development Costs:
In addition to the research, engineering and development costs included in marketing, research, engineering and administrative expenses, there were planned manufacturing development costs for major new products included in costs of sales of approximately $35 million in 1995 and $30 million in both 1994 and 1993.

Advertising Costs:
Effective for fiscal 1995, the Company became subject to Statement of Position 93-7, "Reporting on Advertising Costs" (SOP 93-7), issued by the American Institute of Certified Public Accountants.
SOP 93-7 had no impact on how the Company accounts for advertising costs. Prior to 1995, certain costs were considered to be promotional expenses and were included in marketing overhead.
Under the provision of SOP 93-7, these promotional expenses are considered to be advertising costs and accordingly, amounts for 1994 and 1993 have been restated to conform with current year presentation. Advertising costs were:


(In millions)                           1995     1994     1993
_________________________________________________________________

Advertising costs                       $124.1   $121.2   $132.8


At December 31, 1995, 1994 and 1993, no advertising costs were reported as assets.

Interest Capitalization:
The Company has capitalized interest costs relating to certain qualifying assets. In 1995, 1994 and 1993, the amounts of interest costs capitalized were $4.8 million, $9.7 million and $12.6 million, respectively.

Cash Flow Information:

Cash payments for interest and income taxes were:

(In millions)                           1995     1994     1993
_________________________________________________________________

Interest                                $55.6    $53.9   $58.0
Income taxes                             29.0     78.0    52.0


In 1995, the Company recorded as other non-cash items $85.0 million for certain assembly equipment and fixed asset write-offs and $30.0 million for inventory write-offs and other costs, all of which were related to the Company's plan to make fundamental changes in its operating structure announced in December 1995. Also included in other non-cash items for 1995 is $18.0 million related to enhanced pension benefits provided under the Company's early retirement program, offered in the first quarter of 1995, that will be funded from the Company's pension plans.

Restructuring Charges and Other:
In the first quarter of 1995, the Company implemented a restructuring plan which resulted in a pre-tax charge of $77.0 million. The Company offered an early retirement program to certain qualified employees and a voluntary severance program to all employees, both of which were open from February 13, 1995 to March 31, 1995. As a result of these programs, approximately 930 employees (approximately 560 from manufacturing and 370 from marketing, research, engineering, and administrative functions) terminated their employment in 1995. The pre-tax costs related to the voluntary severance program were $56.0 million, of which $47.0 million of cash severance payments were made in 1995. The remaining cash severance payments of approximately $9.0 million are expected to be paid in the first quarter of 1996. Additionally, $18.0 million represents enhanced retirement benefits provided under the early retirement program that will be funded from the Company's pension plans. The savings from this severance and early retirement program are expected to be approximately $46.0 million on an annualized basis, with $25.0 million expected to be realized in 1996. The remainder of the charge consisted of a pre-tax charge of approximately $3.0 million for exit costs related to the shutdown of certain facilities.

In December 1995, the Company announced a plan to make fundamental changes in its operating structure. The restructuring plan features three principal components - program reductions in certain product, research and manufacturing areas; strategic refocusing of the Company's digital imaging businesses for the medical diagnostic and graphic arts markets; and a reduction in corporate overhead expenses. The special charge for this program is expected to total approximately $260.0 to $270.0 million. Of that amount, $170.0 million was recorded in the fourth quarter of 1995 and an estimated $90.0 million to $100.0 million will be charged in the first quarter of 1996. Annualized savings are expected to be more than $110.0 million from this program, with $75.0 million expected to be realized in 1996. The December 1995 early retirement and severance programs are expected to result in the elimination of a total of approximately 1,600 positions worldwide.

The 1995 fourth quarter pre-tax special charge of $170.0 million included $85.0 million to write off certain assembly equipment and fixed assets and $30.0 million to write off inventory and accrue other costs, all of which were primarily related to the Captiva product line. The remaining $55.0 million of the special charge was related to the estimated cost of involuntary severance benefits for approximately 1,300 domestic employees (approximately 570 from manufacturing and 730 from marketing, research, engineering and administrative functions) who were expected to terminate in 1996. This amount does not include any incremental voluntary severance benefits and pension enhancement benefits. The cost of these benefits, along with severence costs for approximately 300 international employees (approximately $90.0 million to $100.0 million) will be recognized in the first quarter of 1996 when more precise information becomes available regarding the individuals accepting voluntary termination under this program. No cash severance payments were made in 1995 under this program.

In 1993, the Company offered an early retirement program and a severance program to employees. The programs resulted in the departure of approximately 450 employees at a cost to the Company of $40.0 million, which was recorded in 1993. In 1993, the Company also recorded a charge of $4.0 million for the write down of certain non-strategic assets.

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

To minimize the adverse impact of foreign currency fluctuations on its foreign currency-denominated net assets, the Company may engage in foreign currency-denominated borrowings (see Note 6).
The Company determines the aggregate amount of such borrowings based on its forecast of the Company's net asset position and the relative strength of the U.S. dollar as compared to foreign currencies. These borrowings create foreign currency-denominated liabilities that hedge the Company's foreign currency-denominated net assets.
Upon receipt of the borrowed foreign currency-denominated funds, the Company converts those funds to U.S. dollars at the spot exchange rate. Exchange gains and losses on the foreign currency-denominated borrowings are recognized in earnings as incurred. At December 31, 1995 and 1994, the amount of the Company's outstanding short-term foreign currency-denominated borrowings were $140.4 million and $117.1 million, respectively.

From time to time, the Company may use over-the-counter foreign exchange swaps to reduce the interest expense incurred through the borrowings described above and to replace the hedge created by those borrowings. When a foreign exchange swap is used to replace a hedge, the currency received by the Company in the spot market component of the foreign exchange swap is used to close out the borrowings and, simultaneously, the hedge is reinstituted through a forward contract (not exceeding six months). The net interest value of the foreign exchange swap contract is amortized to earnings over the life of the contract. Exchange gains or losses on the foreign currency obligation component of the forward contract are recognized in earnings as incurred in each accounting period. The Company does not enter into foreign exchange swaps for trading purposes. The aggregate notional value of these short-term foreign exchange swap contracts outstanding at December 31, 1995 and 1994 was $16.2 million and $21.8 million, respectively.

When the Company may not have sufficient flexibility to change prices, the Company may, from time to time, also purchase U.S.
dollar call options. The term of these call options typically does not exceed one year. The Company's purchase of call options allows it to protect a portion of its expected foreign currency-denominated revenues from adverse foreign currency exchange movement. The
Company does not buy call options which can be exercised prior to the expiration date, nor does it write options or purchase call options for trading purposes. The Company defers premiums and any gains for its call options activity until the option exercise date. No option contracts were outstanding at December 31, 1995. At December 31,
1994, option contracts with a notional value of $176.7 million were outstanding.

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


(In millions)                      1995              1994
__________________________________________________________________

                             Carrying  Fair    Carrying   Fair
                             Amount    Value   Amount     Value
                             _____________________________________

Other assets:
   Call options              $ --      $ --    $ --       $   .4
   Foreign exchange swaps    $ --      $ --    $ --       $  --
Long-term debt               $566.4    $647.0  $ 601.9    $625.8


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

4. Income Taxes
As of January 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109). The favorable cumulative adjustment of $33.6 million in 1993 was the result of recognizing the tax benefit of future deductions based upon a "more likely than not criterion," instead of the more stringent criteria of Financial Accounting Standards Board Statement No. 96 "Accounting for Income Taxes", the Company's previous standard of accounting for income taxes.


An analysis of income tax expense/(benefit) follows:

(In millions)
1995                                  Current   Deferred  Total
__________________________________________________________________

Federal                               $   .9    $(68.4)   $(67.5)
State                                     .3      (7.5)     (7.2)
Foreign                                 17.7      (4.2)     13.5
                                      ______    ______    ______

Total                                  $18.9    $(80.1)   $(61.2)
                                      ======    ======    =======


1994
__________________________________________________________________

Federal                                $ 3.3    $  2.6    $  5.9
State                                    1.7        .5       2.2
Foreign                                 35.6       (.2)     35.4
                                      ______    ______    ______

Total                                  $40.6    $  2.9    $ 43.5
                                      ======    ======    ======


1993
__________________________________________________________________

Federal                                $(6.0)    $(7.6)   $(13.6)
Statutory Rate Change                     --      (3.3)     (3.3)
State                                     .9      (2.6)     (1.7)
Foreign                                 58.2      (5.8)     52.4
                                      ______    ______    ______

Total                                  $53.1    $(19.3)   $ 33.8
                                      ======    ======    ======



Prepaid income taxes and deferred income taxes result from future tax benefits and expenses related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. These differences predominately relate to U.S. operations. Carryforwards, tax overpayments and refunds due are also included in prepaid income taxes. The net of deferred income tax assets and deferred income tax liabilities reflected on the consolidated balance sheet was a net asset of $249.2 million and $156.6 million as of December 31, 1995 and 1994, respectively. Significant components of those amounts shown on the balance sheet as of December 31 were as follows:


(In millions)                                      1995       1994
____________________________________________________________________

Deferred tax assets:
   Property, plant and equipment
      and trademarks                              $(11.3)    $(35.1)
   Inventory                                        53.1       43.0
   Compensation and benefits                        52.7       23.2
   Postretirement and
      postemployment benefits                      125.4      119.8
   Loss and credit carryforwards                    40.1        9.0
   All other                                        21.5       10.1
                                                  ______     ______

   Subtotal                                        281.5      170.0
   Valuation allowance                             (23.2)      (7.5)
                                                  ______     ______

   Total deferred tax assets                     $ 258.3    $ 162.5
                                                  ======    =======


Deferred tax liabilities:
   Property, plant and equipment
      and trademarks                                $3.4       $2.7
   Compensation and benefits                         4.7        1.4
   All other                                         1.0        1.8
                                                  ______     ______

   Total deferred tax liability                      9.1        5.9
                                                  ______     ______


   Net deferred tax asset                        $ 249.2    $ 156.6
                                                  ======     ======



Valuation allowances of $23.2 million and $7.5 million as of December 31, 1995 and 1994, respectively, were established for the prepaid taxes related to foreign tax credits and to capital losses. Foreign tax credits may be used to offset the U.S. income taxes due on income earned from foreign sources. However, the credit is limited by the total income included on the U.S. income tax return as well as the ratio of foreign source income to total income. Excess foreign tax credits may be carried back two years and forward five years. As of December 31, 1995, the Company did not believe it was more likely than not that it would generate sufficient U.S. sourced income within the appropriate period to utilize all the foreign tax credits.

Capital losses may be used only to offset capital gains. Capital losses may be carried back three years and forward five years. Historically, the Company has generated limited capital gains. Therefore, as of December 31, 1995, the Company did not believe it was more likely than not that it would generate sufficient capital gains within the appropriate time period to offset those capital losses. However, the Company intends to sell approximately $50 million of real estate in the next twelve to eighteen months. Therefore, if sufficient gains are realized from those sales, a significant portion of the benefit related to the capital loss carryforward may be realized within the carryforward period. Those temporary differences which most likely will produce capital losses upon reversal also have been treated as capital losses.

Management believes the Company will obtain the full benefit of other deferred tax assets on the basis of its evaluation of the Company's anticipated profitability over the period of years that the temporary differences are expected to become tax deductions. It believes that sufficient book and taxable income will be generated to realize the benefit of these tax assets. This assessment of profitability takes into account the Company's present and anticipated split of domestic and international earnings and the fact that the temporary differences related to postretirement and other postemployment benefits are deductible over a period of 30 to 40 years.

Management considered that as of December 31, 1995, the Company elected to carry forward the current net operating loss of $35.2 million in the U.S. The Company has a foreign tax credit carryforward of $16.4 million (against which, there is a full valuation allowance) and an alternative minimum tax credit carryforward of $3.2 million as of December 31, 1995. The net operating loss expires in 2010; the foreign tax credit expires in 2000. The alternative minimum tax credit does not expire. Management also considered that historically the Company has not had net operating losses in the U.S. Of course, there can be no assurance that the Company will generate any specific level of continuing earnings or where earnings will be generated.

For alternative minimum tax purposes, the Company had a foreign tax credit carryforward as of December 31, 1995 of $53.4 million; $3.9 million expires in 1996, $6.6 million expires in 1997, $21.5 million expires in 1998, $6.1 million expires in 1999, and $15.3 million expires in 2000.

An analysis of earnings/(loss) before income tax expense/ (benefit) and cumulative effect of changes in accounting principle follows:


(In millions)                            1995       1994       1993
____________________________________________________________________

Domestic                                 $(236.8)   $44.6      $11.2
Foreign                                     35.4    116.1       90.5
                                         _______   ______     ______

Total                                    $(201.4)  $160.7     $101.7
                                         =======   ======     ======



A reconciliation of differences between the statutory U.S. federal income tax rate and the Company's effective tax rate follows:


                                         1995       1994       1993
____________________________________________________________________

U.S. statutory rate                      35.0%      35.0%      35.0%
State taxes                               2.3         .4         .5
Impact of statutory rate change
   on deferred taxes                       --        --        (3.3)
Valuation allowance change               (7.8)       (.5)      (1.6)
Tax effect resulting from
   foreign activities                      .5       (4.8)       3.9
Other                                      .4       (3.0)      (1.2)
                                         _______   ______     ______

Effective tax rate                       30.4%      27.1%      33.3%
                                         =======   ======     ======




The tax effect resulting from foreign activities includes the effect of remeasuring foreign currency. The impact on the tax rate for 1995 was an increase of 2.1 percentage points, a decrease of 5.2 percentage points for 1994, and an increase of 7.9 percentage points for 1993.

Undistributed earnings of foreign subsidiaries held for reinvestment in overseas operations amounted to $436.3 million at December 31, 1995. Additional U.S. income taxes may be due upon remittance of those earnings (net of foreign tax reductions because of the distribution), but it is impractical to determine the amount of any such additional taxes. If all those earnings were distributed as dividends, foreign withholding taxes of approximately $22.9 million would be payable.

Federal income tax returns of the Company for all years through 1988 have been closed and all matters have been resolved. The Federal income tax returns for 1989 through 1991 have been audited. Certain proposed adjustments have been appealed by the Company. Regardless of the outcome of the appeal, it will not have a material adverse impact upon the financial statements of the Company.

5. Inventories


The classification of inventories at December 31 follows:

(In millions)                                      1995       1994
____________________________________________________________________

Raw materials                                      $137.2    $112.4
Work-in-process                                     233.7     231.2
Finished goods                                      244.6     233.8
                                                   ______    ______

Total                                              $615.5    $577.4
                                                   ======    ======


6. Short-term Debt
The Company maintains a five year $150 million working capital line of credit for general corporate purposes which expires in 1999. As of December 31, 1995 and 1994, there were no borrowings under this facility.

As of December 31, 1995, gross borrowings from international uncommitted lines of credit were $160.4 million. There were no such borrowing from U.S. uncommitted lines of credit at December 31, 1995. Additional available, uncommitted lines of credit for U.S. and international operations were $160.0 million and $135.0 million, respectively, at December 31, 1995. As of December 31, 1994, gross borrowings from international uncommitted lines of credit were $117.1 million. Additional available, uncommitted lines of credit for international operations were $161.1 million at December 31, 1994. There were no additional available, uncommitted lines of credit for U.S. operation and no such borrowings at December 31, 1994. Borrowings from international uncommitted lines of credit were incurred by the Company's foreign subsidiaries primarily to manage its foreign currency balance sheet exposure (see Note 3). The weighted average interest rate on international short-term debt outstanding as of December 31, 1995 and 1994 was 5.5% and 5.9%, respectively. The Company's total borrowing capacity is limited by certain debt covenants.

Interest expense on international short-term borrowings was $10.9 million in 1995, $8.5 million in 1994 and $12.0 million in 1993. The average interest rates ranged from 4.0% to 7.1% in 1995, 5.0% to 6.6% in 1994, and from 7.5% to 10.3% in 1993. In 1995, interest expense on U.S. short-term borrowings was $.6 million at an average interest rate of 6.1%.

7. Payables and Accruals


The following items are included in payables and accruals at December 31:

(In millions)                                      1995       1994
____________________________________________________________________

Trade accounts payable                             $150.4     $155.8
Reserve for marketing programs                       43.7       50.8
Other accrued expenses and
   current liabilities                               80.8       69.1
                                                   ______     ______

Total                                              $274.9     $275.7
                                                   ======     ======



8. Long-term Debt


Principal amounts of long-term debt outstanding as of December 31 are as follows:

(In millions)
1995                                  Long-term   Current   Total
____________________________________________________________________

ESOP loan                             $   37.7    $39.7     $   77.4
7-1/4% Notes                             149.8      --         149.8
8% Notes                                 199.1      --         199.1
8% Subordinated Convertible
   Debentures                            140.0      --         140.0
Other                                       .1      --            .1
                                      ________    _______   ________

Total                                   $526.7    $39.7       $566.4
                                      ========    =======   ========


1994                                  Long-term   Current   Total
____________________________________________________________________

ESOP loan                            $   77.4    $35.9     $   113.3
7-1/4% Notes                            149.6      --          149.6
8% Notes                                198.9      --          198.9
8% Subordinated Convertible
   Debentures                           140.0      --          140.0
Other                                      .1      --             .1
                                      ________   _______    ________

Total                                  $566.0    $35.9        $601.9
                                      ========   ========   ========



At December 31, 1995 and 1994, the Company had a working capital line of credit (see Note 6), and a long-term ESOP loan. Borrowing costs under the related credit agreements are tied to the Company's long-term public debt ratings. The interest rates on the loans are based on various alternative interest indices at the Company's option and will fluctuate over time. The agreements contain various restrictions, including the ability of the Company to incur or guarantee debt. The Company is required to maintain a certain net worth and to meet certain leverage and interest coverage ratios. As a result of the plan announced in December 1995 to make fundamental changes in the Company's operating structure, the $150 million working capital line of credit and the long-term ESOP loan were amended as of December 29, 1995 to provide a waiver with respect to financial covenants as to which the Company was not in compliance by reason of its 1995 results. The Company and the banks who are parties to these bank financing agreements amended the terms of the agreements effective December 31, 1995 to provide greater leeway with respect to the financial covenants.

Under the ESOP loan, which was used to finance the leveraged Polaroid ESOP (see Note 9 and 11), scheduled principal payments will be made semi-annually in gradually increasing amounts through 1997 when a final payment of $37.7 million is due. Interest expense on the ESOP loan was $5.4 million in 1995, $6.0 million in 1994 and $6.2 million in 1993. The weighted average interest rate on the loan was 5.2%, 4.4% and 3.6% during 1995, 1994 and 1993, respectively.

The $140 million Subordinated Convertible Debentures (the
Debentures) due in 2001 carry an annual interest rate of 8% and are convertible to common stock at approximately $32.50 per share. The Debentures are redeemable by the Company after September 30, 1998, and sooner if the current market price per share of common stock is greater than or equal to $48.75 (appropriately adjusted for stock splits, combinations, dividends or similar events) for at least 20 of 30 consecutive trading days, at which time the Company has the right to redeem the Debentures, in whole or part, at the end of the 30-day period. The Debentures are redeemable by the Company and by the holder under certain circumstances. The Debentures are subordinated in right of payment to all existing debt of the Company.

The $150 million 7-1/4% Notes (the 7-1/4% Notes) due January 15, 1997 were issued with a discount, at a price of 99.30% of par with a yield of 7.42%, and may not be redeemed prior to maturity. The $200 million 8% Notes (the 8% Notes) due March 15, 1999 were issued with a discount, at a price of 99.054% of par with a yield of 8.18%, and may not be redeemed prior to maturity.

The aggregate scheduled repayments on the Company's long-term debt outstanding at December 31, 1995 are as follows:

____________________________________________________________________
1996                                          $ 39.7 million
1997                                          $187.8 million
1998                                          $    0
1999                                          $200.0 million
2000                                          $    0
2001 and thereafter                           $140.0 million


9. Common Stockholders' Equity
During 1995, the Company repurchased 1.2 million shares for $40.2 million and during 1994, .9 million shares were repurchased for $30.6 million. As of December 31, 1995, the unexpended balance under the Company's $100 million common stock repurchase program, which was approved by the Board of Directors in January 1995, was $85.2 million. In December 1995, the Company suspended its stock repurchase program. The timing and amounts of any future purchases under these programs depend upon many factors, including market conditions as well as the Company's business and financial condition.

Deferred Compensation was $80.0 million and $115.8 million at December 31, 1995 and 1994, respectively. Deferred compensation included $77.4 million in 1995 and $113.3 million in 1994 for the ESOP (see Notes 8 and 11) covering substantially all domestic employees. These amounts which were recorded as deductions from common stockholders' equity, represent amounts receivable in the future from the ESOP Trust. Shares held by the Company's ESOP Trust at December 31 were as follows:


(In thousands)                                     1995       1994
____________________________________________________________________
Allocated                                          6,792      6,574
Suspense (unallocated)                             1,993      2,994
                                                   _____      _____

Total                                              8,785      9,568
                                                   =====      =====


Through 1993, common stock dividends paid to the plan trustee for ESOP-held shares were used to repay the principal amount outstanding. In 1993, dividends on shares held by the ESOP Trust used to repay the ESOP loan amounted to $5.7 million. In 1995 and 1994, $1.6 million and $2.3 million, respectively, in dividends paid on unallocated ESOP shares were used to repay the ESOP loan. The remaining dividends for allocated shares held by the Trust were paid to ESOP participants. Deferred compensation also included $2.6 million and $2.5 million at December 31, 1995 and 1994, respectively, related to the 1993 Polaroid Stock Incentive Plan (See
Note 10).

10. Incentive Compensation and Stock Incentive Plans
The Company maintains annual cash incentive plans covering substantially all domestic employees (Employee Incentive
Compensation Plan), employees of manufacturing subsidiaries in the United Kingdom and the Netherlands (International Manufacturing
Plans) and substantially all executives (Executive Incentive
Compensation Plan).


Amounts charged to operations for incentive compensation plans were as follows:

(In millions)                                   1995    1994    1993
____________________________________________________________________
Employee Incentive Compensation Plan            $2.1    $6.9    $6.2
International Manufacturing Plans                1.2     1.1      .9
Executive Incentive Compensation Plan            1.5      .5      .3


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

On June 15, 1993, the non-employee members of the Board approved the issuance of 848,122 options at an option price of $32.25 per share. This reflected the fair market value of the Company's common stock on April 26, 1993 which was the fifth business day after the first quarter earnings release. That date corresponds to the date on which options have been granted historically. Since the fair market value on June 15, 1993 was $37.00 per share, $4.1 million was recorded as deferred compensation, and is being amortized to compensation expense over the options' four year vesting period. During 1995, 1994 and 1993, compensation expense related to this stock option grant was $1.0 million, $1.0 million and $.6 million, respectively.

A committee of non-employee members of the Board of Directors is the administrator for the 1990 Plan and the 1993 Plan and, as such, can at the time of the grant determine the vesting period, the period the option shall remain exercisable (or a stock shall remain restricted), and may designate if a dividend equivalent payment (or a dividend for restricted stock) will be paid on the grant equal to the dividend payment made on a share of the Company's common stock.
The administrator for the 1990 Plan and the 1993 Plan may waive or amend conditions of the option grant, such as accelerating vesting terms during an early retirement and severance program. Data related to stock options issued under the 1990 Plan and the 1993 Plan is summarized below:


                                         Number of    Exercise Price
                                         Options      per Option
____________________________________________________________________
Outstanding at
   December 31, 1992                     2,290,295    $24.375-$43.75

1993 Activity:
Granted                                    848,122            $32.25
Canceled                                   (54,697)   $24.375-$43.75
Exercised                                 (137,930)   $24.375-$26.25
                                         _________

Outstanding at
   December 31, 1993                     2,945,790    $24.375-$43.75

1994 Activity:
Granted                                    781,365   $31.125-$32.375
Canceled                                   (47,041)   $24.375-$43.75
Exercised                                 (132,777)   $24.375-$32.25
                                         _________

Outstanding at
   December 31, 1994                     3,547,337    $24.375-$43.75

1995 Activity:
Granted                                  1,005,305    $33.875-$45.75
Canceled                                   (27,835)   $24.375-$43.75
Exercised                                 (727,765)   $24.375-$43.75
                                         _________

Outstanding at
   December 31, 1995                     3,797,042    $24.375-$45.75
                                         =========

Exercisable at
   December 31, 1995                     1,778,927    $24.375-$43.75
                                         =========



Dividend equivalent payments on outstanding stock options of $2.1 million, $1.9 million and $1.7 million were made in 1995, 1994 and 1993, respectively. The number of common shares reserved for granting of future options was 1,152,591, 2,138,074 and 2,902,035 at December 31, 1995, 1994 and 1993, respectively.

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

In December 1995, the Company awarded 25,000 shares of restricted stock at $46.50 per share under the 1993 Plan, which vest ratably each year over a five year period. The value of the restricted stock issuance was recorded as deferred compensation and is being amortized to compensation expense ratably over a five year period.

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

As of December 31, 1995, a cumulative total of 48,000 options have been granted at prices ranging from $33.125 to $43.75 under the Directors' Plan. At December 31 of 1995, 1994 and 1993, 34,500, 36,750, and 39,000 of the options granted were exercisable, respectively. Of the options granted to date, none have been exercised and 7,500 have been canceled.

On July 25, 1995, the Company's Board of Directors approved an amendment to the Director's Plan, subject to shareholder approval at the Company's 1996 annual meeting, to award each non-employee director as of that date a one-time grant of an option to purchase 2,000 shares of the Company's common stock at $42.625 per share. Vesting of this option grant will conform with the terms outlined in the Directors' Plan. Including this option grant, which is subject to shareholder approval, a cumulative total of 72,000 options have been granted at prices ranging from $33.125 to $43.75 under the Directors' Plan as of December 31, 1995. Assuming shareholder approval of the July 1995 grant, a total of 28,000 shares of the Company's authorized common stock, were reserved for possible future grants under the Directors' Plan as of December 31, 1995.

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


Components of the Company's net periodic pension cost/ (credit) are as follows:

(In millions)                              1995      1994     1993
____________________________________________________________________
Service cost                               $ 26.5    $29.2    $ 25.4
Interest cost                                65.9     62.5      56.1
Actual return on assets                    (191.3)    (5.8)    (90.9)
Net amortization and deferral                99.2    (84.6)      5.2
                                           ______    _____    _______

Net periodic pension cost/(credit)          $  .3    $ 1.3    $ (4.2)
                                           ======    =====    =======




The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheet at December
31:

(In millions)                                   1995          1994
____________________________________________________________________
Actuarial present value
   of benefit obligations:
   Vested benefit obligation                    $   851.1     $647.4
   Nonvested benefit obligation                      51.6       42.5
                                                _________     ______

   Accumulated benefit obligation                   902.7      689.9
   Effect of projected pay increases                125.6      114.1
                                                 _________     ______

Projected benefit obligation                    $ 1,028.3      804.0
Plan assets at fair market value                  1,066.2      907.4
                                                 _________     ______

Plan assets in excess of
   projected obligations                             37.9      103.4
Unrecognized prior service cost                      21.0       25.7
Unrecognized net gain                                (7.6)     (50.8)
Unrecognized net assets at transition,
   net of amortization                              (72.0)     (82.4)
                                                 _________     ______

Net pension liability                            $  (20.7)    $ (4.1)
                                                 =========     ======



The assumptions used by the Company which have a significant effect on the amounts reported for pension accounting as of December 31 were as follows:

                                           1995      1994     1993
____________________________________________________________________

Weighted average discount rate             7.1%      8.4%     7.5%
Weighted average rate of increase
   in compensation levels                  5.0%      5.4%     5.4%
Expected long-term rate of
   return on assets                        8.8%      9.3%     9.3%


In 1988, the Company's Board of Directors approved the Polaroid
ESOP primarily for the benefit of its domestic employees (see Notes
8 and 9). The number of shares available for allocation to individual accounts in any period is based on principal and interest payments made on the ESOP loan. Amounts charged to expense represent the amount of principal repayment on the ESOP loan less dividends paid for the period on all ESOP held shares through 1993 and less dividends on unallocated shares beginning in 1994. Amounts charged to expense for this plan were $34.3 million, $31.2 million and $26.9 million in 1995, 1994, and 1993, respectively.

The Company currently provides certain health and life insurance benefits to eligible retired employees. Substantially all domestic employees who retire from the Company, and meet the minimum age and service requirements of 55 and 10 years, respectively, become eligible for these benefits. The plans are currently unfunded and may be modified in accordance with the terms of the plan documents. The Company funds these benefits on a pay-as-you-go basis. Eligible retirees under age 65 are required to contribute to the cost of their health care benefits. Upon reaching age 65, eligible retirees' health care benefit coverage is coordinated with Medicare. In 1995, the Company established an amount it would contribute toward the cost of the retirees' selected medical plan coverage. The Company intends to annually review the amount it contributes toward this coverage and will, at its option, make adjustments to this amount based on several considerations including financial factors, inflation of medical costs and other relevant factors. Eligible retirees are not required to contribute to the cost of their life insurance benefits. Employees of most of the Company's subsidiaries outside of the United States are covered by government programs.

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


Components of the Company's net periodic postretirement benefit cost are as follows:

(In millions)                           1995       1994       1993
____________________________________________________________________
Service cost                            $   8.7    $ 13.1     $ 11.2
Interest cost                              17.6      18.3       17.6
Amortization                               (6.1)      (.6)       -
                                        _______    ______     ______

Net periodic postretirement
   benefit cost                         $  20.2    $ 30.8     $ 28.8
                                        =======    ======     ======




The following table sets forth the status of the plan and amounts recognized in the Company's consolidated balance sheet at December
31:

(In millions)                                1995          1994
____________________________________________________________________
Accumulated postretirement
   benefit obligation:
   Retirees                                  $   90.4      $   104.6
   Fully eligible active plan participants       68.9           69.7
   Other active plan participants                47.0           61.7
                                             ________      _________

Total accumulated postretirement
   benefit obligation                           206.3          236.0
Plan assets at fair market value                 --             --
                                             ________      _________

Accumulated obligation in excess
   of plan assets                              (206.3)        (236.0)
Unrecognized net gain                           (11.6)         (18.0)
Unrecognized prior service cost                 (50.8)          (5.2)
                                             ________      _________

Net postretirement benefit liability          $(268.7)       $(259.2)
                                             ========      =========


The Accumulated Postretirement Benefit Obligation (APBO) at
December 31, 1995 and 1994 was determined using a discount rate of 7.0% and 8.5 %, respectively. The assumed health care cost trend rate used in measuring the APBO at December 31, 1995 and 1994 was 11% and 12%, respectively, declining gradually to an ultimate rate of 6% in 2003. These trend rates reflect the Company's current experience and expectation that future rates will decline. The assumptions used above have a significant effect on the amounts reported. If the health care cost trend rate assumptions were increased by 1% each year, the APBO as of December 31, 1995 and 1994 would increase by approximately $4.1 million and $34.7 million, respectively. The effect of a 1% increase on the aggregate of service and interest cost for 1995 and 1994 would have been an increase of approximately $4.5 million and $5.5 million, respectively.

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

The estimated present value of future benefits under the Directors' Retirement Plan is accrued annually based on credited service up to the participants' actual retirement dates and is charged to expense. For the years 1995, 1994 and 1993, $.2 million, $.3 million and $.1 million, respectively, was charged to expense for current years' service.

In the fourth quarter of 1993, the Company adopted Financial Accounting Standards Board Statement No. 112, "Employer's
Accounting for Postemployment Benefits" (FAS 112) retroactive to January 1, 1993. This standard requires the expensing, on an accrual basis, of all benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. Before 1993, the Company recognized these disability and survivor-related benefits on a pay-as-you-go basis. The cumulative effect of this change in accounting for postemployment benefits resulted in a one-time after-tax charge of $19.9 million (net of income taxes of $12.7 million). The effect of FAS 112 on 1993 operating results was a pre-tax charge of $6.3 million, approximately $3.8 million more than the previous pay-as-you-go method of accounting. There was no cash flow impact associated with the adoption of FAS 112. The pre-tax charge for FAS 112 was $7.4 million and $6.8 million in 1995 and 1994, respectively.

12. Rental Expense and Lease Commitments


Minimum annual rental commitments at December 31, 1995, under noncancelable leases, principally for real estate, are payable as follows:

(In millions)
____________________________________________________________________
1996                                                      $15.0
1997                                                       11.8
1998                                                        8.6
1999                                                        5.9
2000                                                        2.5
2001 and thereafter                                         3.9
                                                          _____

Total minimum lease payments                              $47.7
                                                          =====


Minimum payments have not been reduced by minimum sublease rentals of $2.3 million due in the future under noncancelable subleases.

Many of the leases contain renewal options and some contain escalation clauses which require payments of additional rent to the extent of increases in the related operating costs.


Rental and lease expenses consisted of the following:

(In millions)                           1995       1994      1993
____________________________________________________________________
Minimum rentals                         $   26.4    $25.6    $23.8
Contingent rentals                           8.8      5.3      7.4
                                        ________    _____    _____

Total                                      $35.2    $30.9    $31.2
                                        ========    =====    =====



Sublease income amounted to $1.4 million in 1995, $1.8 million in 1994 and $1.5 million in 1993.

13. Business
Nature of Operations:
The Company is engaged primarily in one line of business, the design, manufacture and sale of instant photographic imaging products worldwide. Photographic products, which represent over 90 percent of the Company's total revenues, are marketed worldwide through distributors and dealers for amateur and professional photography, business, industry, science, medicine, government and education. In addition, the Company is expanding its role in the market for digital imaging products. The Company's digital imaging products are marketed worldwide through distributors and directly to customers primarily for medical, graphic art and other business applications. Digital imaging products also include products for consumer digital imaging and desktop publishing.

Segments of Business:
During 1995, 1994 and 1993 sales to one customer, Wal-Mart Stores, Inc., amounted to 10.9%, 13.7%, and 11.6%, respectively, of the Company's total sales. Sales in Russia accounted for 8.8%, 6.7% and 1.1% of total sales in the 1995, 1994, and 1993, respectively. While the Company believes that emerging markets present particularly attractive opportunities, such markets tend to be considerably less stable than more established markets. There can be no assurance that emerging markets will continue to produce favorable results.

Intercompany sales between geographic areas are accounted for at prices representative of unaffiliated party transactions.

The following table shows certain financial information relating to the Company's operations in various geographic areas:


Geographic Areas
            Years ended December 31,

(In millions)                                    1995         1994       1993
_________________________________________________________________________________
Sales
United States
 Customers                                       $1,019.0    $1,160.3    $1,178.8
 Intercompany                                       479.4       496.3      511.28
                                                 ________    ________    ________

                                                  1,498.4     1,656.6     1,690.6
                                                 ________    ________    ________
Europe
 Customers                                          738.8       704.6       597.9
 Intercompany                                       368.1       347.1       347.3
                                                 ________    ________    ________

                                                  1,106.9     1,051.7       945.2
                                                 ________    ________    ________

Asia Pacific, Canada, Latin and South America
 Customers                                          479.1       447.6       468.2
 Intercompany                                       123.3        83.5        56.5
                                                 ________    ________    ________

                                                    602.4       531.1       524.7
                                                 ________    ________    ________

 Eliminations                                      (970.8)     (926.9)     (915.6)
                                                 ________    ________    ________

Net sales                                        $2,236.9    $2,312.5    $2,244.9
                                                 ========    ========    ========


_________________________________________________________________________________

Profits
 United States                                   $ (179.4)   $  100.8    $   44.1
 Europe                                              20.6        81.8        43.7
 Asia Pacific, Canada, Latin and South America       24.4        45.2        56.8
 General corporate expense                          (19.4)      (13.0)      (12.4)
 Eliminations                                        (4.0)      (14.5)        9.2
                                                 ________    ________    ________

Profit/(loss) from operations                      (157.8)      200.3       141.4
 Other expense                                      (43.6)      (39.6)      (39.7)
                                                 ________    ________    ________
Earnings/(loss) before income tax
expense/(benefit)                                $ (201.4)   $  160.7    $  101.7
                                                 ========    ========    ========

---------------------------------------------------------------------------------

Assets
 United States                                   $1,526.1    $1,480.5    $1,532.7
 Europe                                             669.9       613.8       556.0
 Asia Pacific, Canada, Latin and South America      258.4       248.1       216.9
 Corporate assets (cash, cash equivalents
  and short-term investments)                        83.1       228.9       138.9
 Eliminations                                      (275.7)     (254.6)     (232.2)
                                                 ________    ________    ________

Total assets                                     $2,261.8    $2,316.7    $2,212.3
                                                 ========    ========    ========


45

<PAGE.

14.Contingencies
The Company, together with other parties, is currently designated a Potentially Responsible Party (PRP) by the United States
Environmental Protection Agency and certain state agencies with respect to the response costs for environmental remediation at several sites. The Company believes that its potential liability with respect to any site and with respect to all sites in the aggregate will not have a materially adverse effect on the financial condition or operating results of the Company.

Due to a wide range of estimates with regard to response costs at these sites and various other uncertainties, the Company cannot firmly establish its ultimate liability concerning these sites. In each case in which the Company is able to determine its likely exposure, such amount has been included in the Company's reserve for environmental liabilities. Where a range of comparably likely exposures exists, the Company has included in its reserve the minimum amount of the range. The Company's aggregate reserve for these liabilities as of December 31, 1995 and 1994 was $5.2 million and $5.5 million, respectively. The Company currently estimates that the majority of the $5.2 million amount reserved for environmental liabilities on December 31, 1995 will be payable over the next two to three years. The Company's analysis of data which underlies its establishment of this reserve is undertaken on a quarterly basis. The reserve for such liability does not provide for associated litigation costs, which, if any, are expected to be inconsequential in comparison with the amount of the reserve. The Company will continue to accrue in its reserve such amounts as management believes appropriate from time to time as circumstances warrant.
This reserve does not take into account potential recoveries from third parties.

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

In early 1994, the Company received a letter from Jerome H.
Lemelson alleging that a broad range of the Company's manufacturing equipment and products infringe a number of patents. The letter proposes that the Company enter into licensing negotiations to pay substantial past and future royalties under those patents. The Company has responded to the allegations.

The Company is involved in various other legal proceedings and claims arising in the ordinary course of business. Management believes that the disposition of these matters will not have a materially adverse effect on the financial condition or results of operations of the Company.

15. Supplementary Financial Information
The section on pages 47-49 entitled Supplementary Financial Information has not been audited by the Company's independent auditors. Those auditors have, however, made a limited review of the 1995 and 1994 quarterly data on page 47 in accordance with standards established by the American Institute of Certified Public Accountants and that information is incorporated herein by reference. Since the Company's independent auditors did not audit the Company's quarterly data for either year, they express no opinion on such data.


Quarterly Financial Data (Unaudited)
Polaroid Corporation and Subsidiary Companies

(In millions, except per share and stock price data)

1995                                      First     Second   Third    Fourth    Year
________________________________________________________________________________________

Net sales                                 $409.6    $572.5   $580.0   $674.8    $2,236.9
Restructuring and other                     77.0      --       --      170.0       247.0
Profit/(loss) from operations             (108.6)     41.1     50.3   (140.6)     (157.8)
Net earnings/(loss)                        (75.8)     22.9     23.7   (111.0)     (140.2)
Primary earnings/(loss) per common share    (1.66)    .50       .51     (2.44)     (3.09)
Fully diluted earnings per common share       *       .49       .50      *        *
Cash dividends per common share               .15     .15       .15       .15        .60
Stock prices
   High                                     35.25   43.88     44.88     49.25      49.25
   Low                                      29.00   33.00     38.88     38.75      29.00

1994                                      First    Second     Third   Fourth    Year
________________________________________________________________________________________

Net sales                                 $462.6   $587.3     $576.7  $685.9    $2,312.5
Profit from operations                       6.9     56.8       52.7    83.9       200.3
Net earnings                                 1.4     29.2       29.3    57.3       117.2
Primary earnings per common share            .03      .62        .62     1.23       2.49
Fully diluted earnings per common share      *        .60        .60     1.16       2.42
Cash dividends per common share              .15      .15        .15      .15        .60
Stock prices**
   High                                    35.75    34.38      35.13    36.38      36.38
   Low                                     30.50    29.63      32.13    30.25      29.63

Stockholders of record as of February 2, 1996.......11,406


* Fully diluted earnings per common share are not disclosed because they are greater than primary earnings per common share.
**  Recorded on the New York Stock Exchange Composite.


Ten Year Financial Summary (Unaudited)
Polaroid Corporation and Subsidiary Companies

Years ended December 31
(Dollars amounts in millions,
 except per share data)                              1995         1994          1993
________________________________________________________________________________________

Consolidated Statement of Earnings
Net sales
 United States                                       $1,019.0      $1,160.3     $1,178.8
 International                                        1,217.9       1,152.2      1,066.1
                                                     ________      ________     ________

Total net sales                                       2,236.9       2,312.5      2,244.9
                                                     ________      ________     ________

 Cost of goods sold                                   1,298.6       1,324.2      1,296.5
 Marketing, research,engineering and
  administrative expenses                               849.1         788.0        763.0
 Restructuring and other                                247.0         --            44.0
                                                     ________      ________     ________

Total costs                                           2,394.7       2,112.2      2,103.5
                                                     ________      ________     ________

Profit/(loss) from operations                          (157.8)        200.3        141.4
                                                     ________      ________     ________

 Litigation settlement, net of
  employee incentives                                    --           --           --
 Other income                                             8.5          7.0           8.2
 Interest expense                                        52.1         46.6          47.9
                                                     ________      ________     ________

Earnings/(loss) before income tax
  expense/(benefit)                                    (201.4)       160.7         101.7
 Federal, state and foreign income tax
   expense/(benefit)                                    (61.2)        43.5          33.8
                                                     ________      ________     ________

Earnings/(loss) before cumulative effect
 of changes in accounting principle                  $ (140.2)     $  117.2     $   67.9
                                                     ========      ========     ========

Net earnings/(loss)                                  $ (140.2)     $  117.2     $  (51.3)
                                                     ========      ========     ========


 Primary earning/(loss) per common share before
  cumulative effect of changes
   in accounting principle**                         $   (3.09)    $    2.49    $   1.45
 Primary earnings/(loss)per common share**           $   (3.09)    $    2.49    $  (1.10)
 Fully diluted earnings per common share ***         $    --       $    2.42       --
 Cash dividends per common share **                  $     .60     $     .60    $    .60
 Common shares outstanding at end
  of year (in thousands)**                              45,533        45,998      46,806

Selected Balance Sheet Information
 Working capital                                     $  738.5      $   886.8    $  833.6
 Net property, plant and equipment                      691.0          747.3       718.2
 Total assets                                         2,261.8        2,316.7     2,212.3
 Long-term debt                                         526.7          566.0       602.3
 Redeemable preferred stock equity                       --             --          --
 Common stockholders' equity                            717.7          864.4       767.3

Other Statistical Data
 Additions to property, plant and equipment          $  167.9      $   146.7    $ 165.6
 Depreciation                                        $  132.7      $   118.2    $ 100.3
 Payroll and benefits                                $  709.3      $   720.6    $ 699.2
 Number of employees, end of year                      11,662         12,104     12,048
 Return on average common stockholder' equity****       (17.8)%        14.7%        9.3%


*     Restated for FAS 96.
** Amounts for years prior to 1987 have been restated to reflect the 1987 two-for-one stock split.
*** Fully diluted earnings per common share are not disclosed for 1995, 1993 and years prior to 1991 because they are either greater than primary earnings per common share or they do not include dilutive securities.
****  1993 is shown prior to the cumulative effects of FAS 106, 109 and 112.

48


  1992         1991         1990         1989         1988         1987*        1986*
_____________________________________________________________________________________________

  $1,145.7     $1,113.6     $1,058.3     $1,091.8     $1,048.3     $1,009.3     $ 964.3
   1,006.6        957.0        913.4        812.9        814.6        754.6       664.9
  ________     ________     ________     ________     ________     ________     _______

   2,152.3      2,070.6      1,971.7      1,904.7      1.862.9      1,763.9     1,629.2
  ________     ________     ________     ________     ________     ________     _______

   1,178.0      1,082.5      1,011.8        966.0      1,003.1        956.2       921.7
     760.5        741.5        675.6        634.5        686.0        653.9       571.8
     --            --           --           40.5        151.9         --          --
  ________     ________     ________     ________     ________     ________     _______

   1,938.5      1,824.0      1,687.4      1,641.0      1,841.0      1,610.1     1,493.5
  ________     ________     ________     ________     ________     ________     _______

     213.8        246.6        284.3        263.7         21.9        153.8       135.7

     --           871.6         --           --           --            --        --
       7.8         23.4         15.0         35.1         28.0         16.7        18.1
      58.5         58.4         81.3         86.2         29.0         15.0        18.6
  ________     ________     ________     ________     ________     ________     _______

     163.1      1,083.2        218.0        212.6         20.9        155.5       135.2
      64.1        399.5         67.0         67.6         43.5         30.3        27.0
  ________     ________     ________     ________     ________     ________     _______

  $   99.0     $  683.7      $ 151.0      $ 145.0      $ (22.6)     $ 125.2   $   108.2
  ========     ========     ========     ========     ========     ========     =======


  $   99.0     $  683.7      $ 151.0      $ 145.0      $ (22.6)     $ 125.2   $   108.2
  ========     ========     ========     ========     ========      ========    =======



  $   2.06     $  12.54      $  2.20      $  1.96      $  (.34)     $  2.02   $    1.75
  $   2.06     $  12.54      $  2.20      $  1.96      $  (.34)     $  2.02   $    1.75
  $   2.02     $  10.88         --           --          --           --         --
  $    .60     $    .60      $   .60      $   .60      $   .60      $   .60   $     .50
    46,668       48,919       50,070       52,110       71,635       61,918      61,918


  $  789.0     $  695.3      $ 609.1      $ 642.0      $ 980.0      $ 652.6   $   602.4
     657.3        549.4        461.0        430.9        433.8        395.6       357.7
   2,008.1      1,889.3      1,701.3      1,776.7      1,957.2      1.599.4     1,444.6
     637.4        471.8        513.8        602.2        402.3         --         --
      --           --          348.6        321.9         --           --         --
     808.9        772.9        207.7        148.8      1,011.5      1,048.2       960.1


  $  201.5     $  175.8      $ 120.9      $  94.5      $ 127.0      $ 116.6   $    82.9
  $   89.1     $   85.5      $  87.2      $  87.4      $  81.9      $  75.7   $    71.2
  $  670.2     $  690.6      $ 587.6      $ 546.7      $ 725.9      $ 585.0   $   548.2
    12,359       12,003       11,768       11,441       11,613       13,662      14,765
      12.7%       148.6%        63.3%        33.5%        (2.2)%       12.5%       11.7%


Directors
(as of March 19, 1996)

Gary T. DiCamillo 1
Chairman and
Chief Executive Officer

I. MacAllister Booth 6
Retired Chairman,
President and
Chief Executive Officer, Polaroid Corporation

Yen-Tsai Feng 2,5,6
Roy E. Larsen Librarian of Harvard College, Retired

Ralph E. Gomory 1,2,5
President, Alfred P. Sloan Foundation

Frank S. Jones 2,3,5
Ford Professor Urban Affairs, Emeritus,
Massachusetts Institute
of Technology

John W. Loose 3,5
Executive Vice President, Corning Inc. and
President and Chief Executive Officer,
Corning Consumer
Products Company

James D. Mahoney 6
Former Plant
Engineering Manager, Polaroid Corporation

Albin F. Moschner 2,5
President and Chief Operating Officer,
Zenith Electronics Corporation

Henry Necarsulmer 1,2,5
Consultant, Lehman Brothers Inc.

Kenneth H. Olsen 1,4,5
President Emeritus, Digital Equipment Corporation

Lester Pollack 3,4,5
Senior Managing Director, Corporate Advisors, L.P.

Charles P. Slichter 1,4,5
Center for Advanced
Study Professor of Physics and Chemistry,
University of Illinois

Ralph Z. Sorenson 2,3,5
Professor Emeritus and Former Dean,
College of Business and Administration,University of Colorado at Boulder

Delbert C. Staley 2,3,5
Retired Chairman and
Chief Executive Officer,
Nynex Corporation

Alfred M. Zeien 3,4,5
Chairman and
Chief Executive Officer,
The Gillette Company

1 Member, Executive Committee
  (Gary T. DiCamillo, Chairman)
2 Member, Audit Committee
  (Henry Necarsulmer, Chairman)
3 Member, Human
  Resources Committee
  (Delbert C. Staley, Chairman)
4 Member, Committee
  on Directors
  (Alfred M. Zeien, Chairman)
5 Member, Committee of
  Outside Directors
6 Will not be standing for
  re-election to the Board of
  Directors at the Company's
  1996 annual meeting



Officers
(as of March 19, 1996)

Gary T. DiCamillo
Chairman and
Chief Executive Officer

Henry Ancona
Executive Vice President

Joseph R. Oldfield*
Executive Vice President

William J. O'Neill, Jr.
Executive Vice President and Chief Financial Officer

Carole J. Uhrich
Executive Vice President

Robert M. Delahunt
Senior Vice President

Peter O. Kliem
Senior Vice President

Satish C. Agrawal
Group Vice President

James R. Barron
Vice President

Graham M. Brown, Jr.*
Vice President and Treasurer

Roger C. Clapp*
Vice President and
Program Fellow

F. Richard Cottrell
Vice President and
Senior Engineering and Research Fellow

Richard F. deLima*
Vice President, Secretary
 and General Counsel

Gerald R. Dicker*
Vice President and
Assistant Secretary

Fawwaz N. Habbal
Vice President and
Senior Engineering and
Research Fellow

Paul E. Lambert
Vice President
and Program Fellow

Michael J. LeBlanc
Vice President

Samuel H. Liggero
Vice President
and Program Fellow

Carl L. Lueders
Vice President and Controller

Ralph M. Norwood
Vice President

Joseph G. Parham, Jr.
Vice President

Marian J. Stanley
Vice President

*Intends to retire in 1996.

50

Stockholder Information

Annual Meeting
The Annual Meeting of Polaroid Corporation stockholders will be held on Tuesday, May 14, 1996 at 3 p.m. at the Museum of Science, Cahners Theater, Boston, Massachusetts.

Executive Office
549 Technology Square
Cambridge, Massachusetts 02139
(617) 386-2000

Investor Relations
575 Technology Square
Cambridge, Massachusetts 02139
(617) 386-6589

Independent Auditors
KPMG Peat Marwick LLP
99 High Street
Boston, Massachusetts 02110

Transfer Agent and Registrar for Common Stock
Bank of Boston
C/O Boston EquiServe
Shareholder Services
Mail Stop: 45-02-64
Post Office Box 644
Boston, MA 02102-0644
(617) 575-3170 or 1-800-730-4001

Stock Exchange Listings for Common Stock
New York Stock Exchange
Pacific Stock Exchange

Annual Report on Form 10-K
A copy of Polaroid's Annual Report on Form 10-K to the Securities and Exchange Commission may be obtained without charge by calling the Investor Relations Department of Boston EquiServe, at
(617) 575-3170 or 1-800-730-4001.

Dividend Reinvestment Plan
A Dividend Reinvestment Plan is available to stockholders of Polaroid Corporation. For information or an authorization card write to: Bank of Boston, c/o Boston EquiServe, Polaroid Dividend Reinvestment Plan, Mail Stop: 45-02-64, P.O. Box 644, Boston, MA 02102-0644. All correspondence should refer to Polaroid Corporation.

Internet Address
http://www.polaroid.com

Captiva, Dry Tech, DryJet, Dry Tech ExPRESS, Helios, Imagix, Macro 5, OneStep, 636, Phantagrams, PhotoPad, Polaroid, ProPalette, Polaview, Spectra, SprintScan, Studio Express and XOOR are trademarks of Polaroid Corporation.

This Annual Report is printed on paper made from 50 percent recycled materials, minimum 10 percent post-consumer waste content. Recycling efforts of Polaroid Corporation employees produced a portion of the post-consumer material.

inside back cover