Form 10-K, Exhibit 13
period 1995-12-31
POLAROID CORP
filed 1996-03-21
CIK 79326

Appendix to Annual Report
          (Graphic material ommitted electronic filing)

Page       Description of information omitted
----       -----------------------------------


22         Pie charts showing "Percent of Worldwide Sales" by
              Geographic Area



                       Percent of Worldwide Sales
                       --------------------------

                                           Asia/Pacific,
                                           Canada, Latin and
                        U.S.      Europe   South America
                     --------    --------   ---------------
            1995         46%       33%       21%
            1994         50%       31%       19%



23             Bar graph showing "Profit from Operations" from 1991-1995.

               Year     Profit from Operations
               ----     ----------------------
               1991      $247
               1992      $214
               1993      $141 *
               1994      $200
               1995      $ 89 **

                * Excludes impact of $44 million of charges related to
                  restructuring and other expenses.

                * Excludes impact of $247 million of charges related to
                  restructuring and other expenses.



26             Two bar graphs showing "Cash and Cash
               Equivalents and Short-Term Investments" and "Capital Expenditures/Depreciation" from 1991-1995.

                        Cash and Cash Equivalents
               Year     and Short-Term Investments
               ----     -------------------------
               1991      $245
               1992      $190
               1993      $139
               1994      $229
               1995      $ 83


                        Capital
               Year     Expenditures         Depreciation
               -----    -------------        --------------
               1991       $176               $ 86
               1992       $202               $ 89
               1993       $166               $100
               1994       $147               $118
               1995       $168               $133