Form 10-K, Exhibit 13
period 1996-12-31
POLAROID CORP
filed 1997-03-31
CIK 79326

Financial Review

Polaroid Corporation and Subsidiary Companies

        23  Management's Discussion and Analysis of Operations
        31  Independent Auditors' Report
        31  Management's Report

Financial Statements:
        32  Consolidated Statement of Earnings
        33  Consolidated Balance Sheet
        34  Consolidated Statement of Cash Flows
        35  Consolidated Statement of Changes in
               Common Stockholders' Equity

Notes to Consolidated Financial Statements:
        36  1.  Summary of Significant Accounting Policies
        37  2.  Supplemental Information
        38  3.  Financial Instruments
        39  4.  Income Taxes
        41  5.  Inventories
        41  6.  Short-term Debt
        41  7.  Payables and Accruals
        42  8.  Long-term Debt
        42  9.  Common Stockholders' Equity
        43  10. Incentive Compensation and Stock Incentive Plans
        45  11. Benefit Plans
        46  12. Rental Expense and Lease Commitments
        47  13. Business
        48  14. Contingencies
        48  15. Subsequent Events
        48  16. Supplementary Financial Information

Supplementary Financial Information:
        49  Quarterly Financial Data
        50  Ten-Year Financial Summary

22 FOUNDATIONS FOR GROWTH

Management's Discussion and Analysis of Operations

The following table summarizes the relation to net sales of income and expense items included in the Consolidated Statement of Earnings for 1996, 1995 and 1994 and the changes in those items from the respective prior years.

Income and Expense Items
as a Percent of Net Sales                                Percent Increase/(Decrease)
-------------------------                                ---------------------------
                                                             1995   1994   1993
                                                              to     to     to
1996     1995    1994    Income and Expense Items            1996   1995   1994
------------------------------------------------------------------------------------
                         Net Sales:
 47%      46%     50%      United States                       4%   (12)%   (2)%
 53       54      50       International                       -      6      8
------------------------------------------------------------------------------------
100      100     100       Total net sales                     2     (3)     3
 56       58      57     Cost of goods sold                   (1)    (2)     2
                         Marketing, research, engineering,
 35       38      34       and administrative expenses        (6)     8      3
  5       11       -     Restructuring and other expenses    (55)   100   (100)
  2        -       -     Special charges                     100      -      -
------------------------------------------------------------------------------------
  2       (7)      9     Profit/(loss) from operations        NM     NM     42
------------------------------------------------------------------------------------
  1        -       -     Other income                        215     21    (15)
  2        2       2     Interest expense                     (9)    12     (3)
------------------------------------------------------------------------------------
                         Earnings/(loss) before income tax
  1       (9)      7       expense/(benefit)                  NM     NM     58
                         Federal, state and foreign income
  -       (3)      2       tax expense/(benefit)              NM     NM     29
------------------------------------------------------------------------------------
                         Earnings/(loss) before
  1       (6)      5       extraordinary item                 NM     NM     73
 (3)       -       -     Extraordinary item                 (100)     -      -
------------------------------------------------------------------------------------
 (2)%     (6)%     5%    Net earnings/(loss)                  71%    NM     73%
------------------------------------------------------------------------------------

NM - not meaningful because of a fluctuation from a positive amount to a negative amount or from a negative amount to a positive amount.


Percent of Worldwide Sales
--------------------------------------------------------------------------------

[GRAPHIC APPEARS HERE]                          [GRAPHIC APPEARS HERE]

1996                                            1995

47% U.S.                                        46% U.S.
29% Europe                                      33% Europe
24% Asia Pacific, Canada, Latin                 21% Asia Pacific, Canada, Latin
    and South America                               and South America


Profit from Operations
--------------------------------------------------------------------------------

[GRAPHIC APPEARS HERE]

1992    - $214 million
1993*   - $185 million
1994    - $200 million
1995**  - $ 89 million
1996*** - $202 million

  * Excludes impact of $44 million of charges related to restructuring and other expenses.
 ** Excludes impact of $247 million of charges related to restructuring and other expenses.
*** Excludes impact of $110 million of charges related to restructuring and other expenses and $40 million of one-time costs.

                                                       FOUNDATIONS FOR GROWTH 23

The Company often uses the following qualitative descriptors to explain its results of operations: "flat" indicates fluctuations of zero-to-one percent; "slight" is in the two-to-three percent range; "moderate" means four-to-ten percent; "significant" is in the eleven-to-twenty percent range; and "substantial" represents fluctuations greater than twenty percent.

1996 Worldwide Results Compared with 1995

Worldwide sales of Polaroid Corporation and its subsidiaries increased 2% to $2.28 billion in 1996 compared with $2.24 billion in 1995. Worldwide shipments of instant film in 1996 increased slightly compared to 1995. Excluding instant film shipments in Russia, 1996 shipments increased in the mid-single digits compared to 1995 shipments. In 1996, the Company sold 5.1 million cameras compared with 5.4 million cameras in 1995. Excluding camera shipments in Russia, 1996 camera shipments increased moderately compared to 1995. Conventional film shipments increased significantly and videotape shipments increased slightly in 1996 compared to 1995.

In 1996, sales in the United States were $1.06 billion, an increase of 4% compared to $1.02 billion in 1995. In 1996, U.S. shipments of instant cameras decreased moderately and shipments of instant film increased slightly compared to 1995. Sales in the U.S. in 1996 also included approximately $10 million to $20 million of licensing income on patents.

International sales in 1996 of $1.21 billion were comparable to international sales of $1.22 billion in 1995, despite the decline in sales in Russia and the negative impact of foreign currency translation. Sales in 1996 in the European region, excluding Russia, increased compared to 1995. Including Russia, sales in the European region decreased 10% to $664 million in 1996 compared with $739 million in 1995. The Company's sales in Russia in 1996 decreased over 40% compared to a year ago. In 1996, sales in the Asia Pacific, Canada, Latin and South America regions increased 15% to $551 million compared to $479 million in 1995 despite the negative impact of foreign currency translation, in particular, the yen.

Gross margins as a percent of sales increased to 44% for 1996 from 42% for 1995. The increase in gross margin in 1996 reflects the impact of savings from restructuring, favorable pricing on instant film, licensing income on patents and more cost-effective promotions. In 1996, the gross margin was also negatively affected by foreign currency translation.

Marketing, research, engineering and administrative expenses decreased to $797 million (35% of sales) in 1996 from $849 million in 1995 (38% of sales), primarily as a result of lower spending in research and engineering expenses. Research and engineering expenses were $116 million in 1996 compared to $166 million in 1995, a 30% decrease.

One-time costs relate to special charges in 1996 and charges for restructuring and other in 1996 and 1995. In 1996, one-time costs totaled $150 million pre-tax of which $110 million was recorded in the first quarter of 1996 and $40 million was recorded in the fourth quarter of 1996. In 1995, one-time costs totaled $247 million.

The $110 million restructuring and other expenses represents the balance of severance and pension enhancement costs and inventory write-downs related to the December 1995 program (as more fully described in the section "1995 Worldwide Results Compared with 1994".) The $110 million charge includes approximately $55 million pre-tax costs related to the severance program. Additionally, approximately $45 million represents enhanced retirement benefits provided under the early retirement program that will be funded from the Company's pension plans, and therefore has been reflected as a non-cash item in the Company's consolidated statement of cash flows.

The 1996 fourth quarter $40 million pre-tax cost includes $25 million related to the previously announced costs associated with the sale of the Company's Helios medical diagnostic imaging equipment line and $15 million to write down parts and capital equipment under development for a printer project and other costs. Inventory write-offs of $7 million related to these matters were recorded in cost of sales, in accordance with new accounting guidelines and $33 million was reported as special charges. The $33 million special charge reflects the write-offs of fixed assets, severance and other costs.

Excluding one-time costs, operating profit for 1996 was $202 million compared to $89 million in 1995. The increase in operating profit primarily reflects the impact of savings from restructuring and lower losses in the Company's digital imaging businesses. Including one-time costs, operating profit was $52 million in 1996 compared to a loss from operations of $158 million in 1995.

Total losses in the Company's digital imaging businesses in 1996 declined approximately $60 million compared to total losses of approximately $190 million in 1995. Reduction of these losses was achieved through restructuring and the growth of new product revenue, particularly in digital products which included LCD panels and projectors, the Company's PDC-2000 digital camera and color film recorders.

24 FOUNDATIONS FOR GROWTH

Other income was $27 million in 1996 compared with $9 million in 1995. This increase primarily reflects a $23 million gain on the sale of real estate partially offset by lower interest income. Included in other income was a foreign currency loss of $2 million from balance sheet translation in 1996 compared to a foreign currency loss of $3 million a year ago. Interest expense decreased to $47 million in 1996 from $52 million in 1995 primarily as a result of lower average borrowings and lower average interest rates.

For the full year 1996, the effective tax rate was 52%, compared with 30% for 1995. The increase in the effective tax rate was primarily a result of the adverse effect of the strengthening U.S. dollar on the international tax rate. For purposes of determining the after-tax one-time costs, the Company assumed a tax rate of 40% in 1996 and 35% in 1995 to calculate the tax benefit. The net after-tax foreign currency exchange loss from balance sheet translation for the full year 1996 amounted to $.11 per common share, compared with a $.03 loss for 1995.

In 1996, the Company recorded an extraordinary loss of $56.1 million (net of the tax benefit of $1.5 million) related to two transactions associated with the Company's $140.0 million 8% Subordinated Convertible Debentures (the "Debentures".) In June 1996, the Company purchased the conversion rights for $53.8 million and redeemed $.5 million of principal of the Debentures. This transaction has been determined to be a substantive modification of the terms of the Debentures and has been accounted for as an extinguishment of debt and the issuance of new debt. The cost of the conversion rights and the amount of the fair value of the new debt over the carrying value of the extinguished debt was recorded as an extraordinary loss of $54.5 million (net of the tax benefit of $.4 million) in the second quarter of 1996. As the holder of the conversion rights, the Company could have redeemed the Debentures at any time on or before September 30, 1998. If the Debentures had not been redeemed by the Company by September 30, 1998, the conversion rights would have reverted to the holders of the Debentures. In December 1996, the Company gave irrevocable notice that it was repurchasing the remaining $139.5 million of principal of the Debentures. The repurchase cost over the carrying value of the Debentures was recorded as an extraordinary loss of $1.6 million (net of the tax benefit of $1.1 million) in the fourth quarter of 1996. This transaction closed on January 22, 1997.

Excluding one-time costs and the related tax effect in both 1996 and 1995, earnings before extraordinary items in 1996 were $105 million, or $2.27 primary earnings per common share, compared with $20 million, or $.45 primary earnings per common share for 1995. In 1996, the extraordinary loss was $56 million or $1.21 per common share. Including one-time costs and the extraordinary loss, the net loss in 1996 was $41 million, or $.89 primary loss per common share, compared with a loss of $140 million, or $3.09 primary loss per common share in 1995. Fully diluted earnings per common share were not reported in 1996 and 1995 because they were greater than primary earnings per common share.

1996 FOURTH QUARTER RESULTS

Worldwide sales for the fourth quarter of 1996 were $663 million, a 2% decrease compared with sales of $675 million in the fourth quarter of 1995. This decrease is attributable to substantially lower sales in Russia than in the same period in 1995. Excluding the decline in Russia, worldwide sales increased moderately.

U.S. sales increased 2% in the fourth quarter of 1996 to $335 million compared with $329 million in the same period last year. Excluding income from the Company's discontinued businesses and licensing income on patents, U.S. sales were up about 1%.

Retail sales of instant integral film declined moderately, resulting primarily from the Company's decision to use more cost-effective promotions in the fourth quarter of 1996 than the very aggressive programs used in the same period in 1995. Retail sales of instant cameras in the United States increased approximately 9% in the fourth quarter of 1996, compared with 1995's fourth quarter.

International sales were $329 million in the fourth quarter of 1996, compared with $346 million in the fourth quarter of 1995. International sales, excluding Russia which was down over 40 percent, increased including the negative impact of foreign currency translation. Excluding Russia, instant camera shipments increased significantly and film shipments were up moderately. Positive retail indicators continue in developed markets such as the U.K., Germany and Japan, and in developing markets such as Brazil and Mexico. While the Company believes that developing markets in total present particularly attractive opportunities, such markets tend to be significantly less stable than more established markets. There can be no assurance that developing markets will continue to produce favorable results.

                                                       FOUNDATIONS FOR GROWTH 25

Gross margins, excluding one-time costs (as described above in "1996 Worldwide Results Compared with 1995") as a percent of sales were 43% in the fourth quarter of 1996 compared to 41% in the fourth quarter of 1995. Operating expenses as a percent of sales were 31% in the fourth quarter of 1996 versus 36% in 1995. Gross margins and operating expenses as a percent of sales continue to reflect the improvements achieved from restructuring and lower losses in the Company's digital imaging businesses. The increase in gross margin in the fourth quarter of 1996 also reflects the impact of favorable pricing on instant film, licensing income on patents and more cost-effective promotions. The gross margin in the fourth quarter of 1996 was also negatively affected by foreign currency translation.

Excluding one-time costs, operating profit was $76 million for the fourth quarter of 1996, more than double the $29 million in the same period of 1995. Including one-time costs, operating profit was $36 million in the fourth quarter of 1996 compared to a loss from operations of $141 million in 1995.

The 1996 fourth quarter included other income of $.4 million compared to other expense of $1 million in the 1995 fourth quarter. Included in other income was a foreign currency loss of $.4 million and $2 million in the fourth quarter of 1996 and 1995, respectively, resulting from balance sheet translations. Interest expense was $12 million in the fourth quarter of 1996 compared to $13 million in the same period of 1995.

The worldwide effective tax rate for the fourth quarter was 47% in 1996 and 28% in 1995. The increase in the effective tax rate was primarily a result of the adverse effect of the strengthening U.S. dollar on the international tax rate. For purposes of determining the after-tax one-time costs, the Company assumed a tax rate of 40% and 35% in the fourth quarter of 1996 and 1995, respectively, to calculate the tax benefit. The net after-tax foreign currency exchange loss from balance sheet translation for the 1996 fourth quarter amounted to $.05 per common share, compared with a $.04 loss for the same period last year.

Excluding one-time costs and the related tax effect, earnings before extraordinary items in the fourth quarter of 1996 were $37 million, or $.81 primary earnings per common share, compared with a loss before extraordinary items of $.5 million, or $.01 primary loss per common share for the fourth quarter of 1995. As discussed above, the Company recorded an extraordinary loss of $1.6 million (net of the tax benefit of $1.1 million) or $.03 loss per common share due to the early extinguishment of the Debentures. Including one-time costs, net earnings in the fourth quarter of 1996 were $11 million, or $.25 primary earnings per common share, compared with a loss of $111 million, or $2.44 primary loss per common share in the fourth quarter of 1995. Fully diluted earnings per common share were not reported in the fourth quarter of 1996 and 1995 because they were greater than primary earnings per common share.

1995 WORLDWIDE RESULTS COMPARED WITH 1994

Worldwide sales of Polaroid Corporation and its subsidiaries decreased 3% to $2.24 billion in 1995 compared with $2.31 billion in 1994. In 1995, the Company sold 5.4 million cameras compared with 6.4 million cameras in 1994, a decline of 16%, in part due to lower sales of Captiva. In 1995, the Company decided to limit its production of Captiva cameras to the completion of work-in-progress. The Company will continue to market Captiva cameras and film for the foreseeable future, as well as provide service. Instant film shipments decreased slightly for the full year 1995 compared to 1994. Over the past few years, growth in instant camera and film shipments has shifted from mature markets in the United States, Western Europe and Japan to new markets such as China and Russia.

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

International sales increased 6% from $1.15 billion in 1994 to $1.22 billion in 1995. In 1995, as a result of increased sales in Russia, sales in the European region increased 5% to $739 million compared with $705 million in 1994. The Company's sales in Russia were $196 million in 1995, a 27% increase compared with $154 million in 1994. Sales in 1995 in Western Europe were flat compared to 1994, in part reflecting the dealer inventory adjustment program. In 1995, sales in the Asia Pacific, Canada, Latin and South America regions increased 7% to $479 million compared with $448 million in 1994. The increase is primarily a result of higher sales in China and other developing markets. While the Company believes that developing markets present particularly attractive opportunities, such markets tend to be considerably less stable than more established markets. There can be no assurance that developing markets will continue to produce favorable results.

Gross margins as a percent of sales were 42% for 1995 and 43% for 1994. The decline in gross margin in 1995 is primarily attributable to lower instant film sales, more instant film price promotions for consumers and unfavorable production costs associated with lower production levels.

26 FOUNDATIONS FOR GROWTH

Marketing, research, engineering and administrative expenses in 1995 were $849 million compared with $788 million in 1994. Included in these expenses were research and engineering expenses of $166 million in both 1995 and 1994. The 8% increase in marketing, research, engineering and administrative expenses in 1995 reflects an increase in international marketing expenses for developing markets, an increase in worldwide consumer promotional expenses and infrastructure costs associated with the Company's switch in 1995 from third-party distribution to direct distribution to dealers in Japan. In 1995, pre-tax charges for restructuring and other expenses totaled $247 million of which $77 million was recorded in the first quarter and $170 million was recorded in the fourth quarter, as more fully described below.

In the first quarter of 1995, the Company implemented a restructuring plan which resulted in a pre-tax charge of $77 million. The Company offered an early retirement program to certain qualified employees and a voluntary severance program to all employees, both of which were open from February 13, 1995 to March 31, 1995. As a result of these programs, approximately 930 employees (approximately 560 from manufacturing and 370 from marketing, research, engineering and administrative functions) terminated their employment in 1995. The pre-tax costs related to the voluntary severance program were $56 million, of which $47 million of cash severance payments were made in 1995. The remaining cash severance payments of approximately $9 million were paid in the first quarter of 1996. Additionally, $18 million represents enhanced retirement benefits provided under the early retirement program that will be funded from the Company's pension plans, and therefore has been reflected as a non-cash item on the Company's statement of cash flows. The remainder of the charge consisted of a pre-tax charge of approximately $3 million for exit costs related to the shutdown of certain facilities.

In December 1995, the Company announced a plan to make fundamental changes in its operating structure. The restructuring plan features three principal components -- program reductions in certain product, research and manufacturing areas; strategic refocusing of the Company's digital imaging businesses for the medical diagnostic and graphic arts markets; and a reduction in corporate overhead expenses. The charge for this program was $280 million. Of that amount, $170 million was recorded in the fourth quarter of 1995 and $110 million was recorded in the first quarter of 1996.

The 1995 fourth quarter pre-tax charge of $170 million included $85 million to write off certain assembly equipment and fixed assets and $30 million to write-off inventory and accrue other costs, all of which were primarily related to the Captiva product line. The remaining $55 million of the charge was related to the estimated cost of involuntary severance benefits for the Company's domestic employees who were expected to terminate in 1996. This amount does not include any incremental voluntary severance benefits and pension enhancement benefits. The cost of these benefits, along with severance costs for the Company's international employees ($100 million) was recognized in the first quarter of 1996. No cash severance payments were made in 1995 under this program. In the first quarter of 1996, the Company also recorded a $10 million charge to write off additional inventory.

The loss from operations for the full year 1995 was $158 million, compared to an operating profit of $200 million in 1994. Excluding the charge for restructuring and other expenses of $247 million, operating profit for 1995 would have been $89 million, a reduction of $111 million compared to 1994. This reduction is attributable to a combination of factors, primarily to a decline in domestic instant film sales, an increase in worldwide promotional expenses, an increase in international marketing expenses for developing markets and higher losses for the Company's digital imaging businesses.

The Company's new digital imaging businesses which are in the early stages of revenue generation incurred total losses of approximately $190 million in 1995 compared to approximately $180 million in 1994. The 1995 losses were principally attributable to medical imaging and to graphics imaging with a lesser proportion attributable to electronic imaging. The 1994 losses were principally attributable to medical imaging with a smaller proportion attributable to each of graphics imaging and electronic imaging. Included in the losses attributable to medical imaging and graphics imaging in both 1995 and 1994, are significant costs associated with the Company's new coating facility which was brought on line in 1994 and is operating at low levels of production capacity. Shipments of the new graphics imaging product, Dry Tech Imagesetting Film, began in October 1995. Shipments of Helios medical imaging systems doubled in 1995 compared to the low base amount in 1994.

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

                                                       FOUNDATIONS FOR GROWTH 27

For the full year 1995, the effective tax rate was 30%, compared with 27% for 1994. For purposes of determining the after-tax charges, the Company assumed a statutory tax rate of 35% to calculate the tax benefit. The net after-tax foreign currency exchange loss from balance sheet translation for the full year 1995 amounted to $.03 per common share, compared with a $.02 loss for 1994.

The net loss for the full year 1995 was $140 million, or $3.09 primary loss per common share, compared with earnings of $117 million for the full year 1994, or $2.49 primary earnings per common share. The full year 1995 results include pre-tax charges totaling $247 million for the two early retirement and severance programs and other expenses. Excluding the pre-tax charges and the related tax effect, the full year 1995 primary earnings per common share would have been approximately $.45 per share.

Financial Liquidity and Capital Resources

At December 31, 1996, the Company's cash and cash equivalents and short-term investments amounted to $78 million, compared to $83 million at December 31, 1995. Working capital decreased to $623 million at December 31, 1996 from $730 million at December 31, 1995. The primary source for cash in 1996 was net operating activities which more than offset cash used by investing activities and financing activities. The primary source for cash in 1995 was a decrease in short-term investments, net cash provided by operating activities and an increase in short-term debt.

Capital spending during 1996 was $122 million and depreciation expense was $118 million. Capital spending during 1995 was $168 million and depreciation expense was $133 million. Capital expenditures in both 1996 and 1995 were primarily related to ongoing capital programs. In 1996, capital expenditures were also incurred in connection with the consolidation of the Company's coating facilities. In 1995, capital expenditures were also incurred on the Company's new coating facility, environmental improvements and to increase the capacity for manufacturing batteries for instant films. Capital expenditures in 1997 are expected to be approximately $120 million.

During 1996, the Company expended cash to make severance payments of $9.0 million under the 1995 first quarter severance program and $67 million under the December 1995 severance program, to purchase the conversion rights of the Debentures for $54 million, to reduce borrowings, to purchase $44 million of the Company's common stock, and to pay $27 million of dividends to common stockholders. In 1996, the Company also expended $28 million to purchase equity investments as part of the Helios transaction. Total cash severance payments related to the December 1995 program are expected to be approximately $110 million of which approximately $13 million and $14 million is expected to be paid in the first and second quarter of 1997, respectively. The remaining balance of cash severance payments of $16 million is expected to be paid in the second half of 1997. During 1995, the Company expended cash to reduce borrowings, to make cash payments of $47 million under the 1995 first quarter severance program, to purchase $40 million of the Company's common stock, and to pay $27 million of dividends to common stockholders.

The Company maintains a five year $150 million committed line of credit for general corporate purposes which expires in 1999. As of December 31, 1996 and 1995, there were no borrowings under this facility. The Company also has a long-term loan related to the Polaroid Stock Equity Plan (the ESOP loan). The outstanding balance of the ESOP loan at December 31, 1996 was $38 million. As of December 31, 1996, gross borrowings from the Company's international uncommitted lines of credit were $125 million. There were no borrowings from the Company's U.S. uncommitted lines of credit as of December 31, 1996. Additional available, uncommitted lines of credit for U.S. and international operations were $120 million and $140 million, respectively, at December 31, 1996. As of December 31, 1995, gross borrowings from international uncommitted lines of credit were $160 million. There were no borrowings from the Company's U.S. uncommitted lines of credit as of December 31, 1995. Additional available, uncommitted lines of credit for U.S. and international operations were $160 million and $135 million, respectively, at December 31, 1995.

In December 1996, the Company entered into additional credit agreements under which it may borrow up to $150 million. These credit agreements expire on March 15, 1997 and there were no borrowings under these agreements as of December 31, 1996.

In November 1996, the Company filed a shelf registration with the Securities and Exchange Commission to sell up to $400 million in debt securities. When combined with an earlier filing, this filing provides the Company with a total of $500 million of debt securities eligible to be sold. In January 1997, the Company issued $300 million of debt securities consisting of $150 million 7 1/4% Notes due January 15, 2007 and $150 million 63 1/4% Notes due January 15, 2002. The net proceeds from the sale of the Notes were used primarily for the payment of $150 million principal amount of 7 1/4% Notes due January 15, 1997 and to exercise its right to repurchase the remaining principal amount of $139.5 million Debentures. The Company's available borrowing capacity is limited by certain debt covenants.

28 FOUNDATIONS FOR GROWTH

During 1996, the Company repurchased 1.1 million shares of its common stock for $44 million. In 1995, 1.2 million shares were repurchased for $40 million. As of December 31, 1996, the unexpended balance under the Company's $100 million common stock repurchase program, which was approved by the Board of Directors in January 1995, was $42 million. The Company may repurchase its common stock on the open market, in privately negotiated transactions or otherwise (which may include transactions with Polaroid stock option holders and with Polaroid retirement plans, including the employee stock ownership plan). The timing and amounts of any future purchases under this program depend upon many factors, including market conditions as well as the Company's business and financial condition.

The Company believes that its borrowing capacity and other existing corporate resources are adequate for at least the next twelve months to meet working capital needs, fund planned capital expenditures, pursue future growth opportunities, and fund other corporate requirements, including cash severance payments for the December 1995 restructuring program.

FOREIGN CURRENCY EXCHANGE

The Company generates a substantial portion of its revenues in international markets, which subjects its operations to the exposure of foreign currency fluctuations. The impact of currency fluctuations can be positive or negative in any given period. The Company's ability to counteract foreign currency exchange movement is primarily dependent on pricing.

To minimize the adverse impact of foreign currency fluctuations on its foreign currency-denominated net assets, the Company may engage in foreign currency-denominated borrowings. The Company determines the aggregate amount of such borrowings based on its forecast of the Company's net asset position and the relative strength of the U.S. dollar as compared to foreign currencies. These borrowings create foreign currency-denominated liabilities that hedge the Company's foreign currency-denominated net assets. Upon receipt of the borrowed foreign currency-denominated funds, the Company converts those funds to U.S. dollars at the spot exchange rate. Exchange gains and losses on the foreign currency-denominated borrowings are recognized in earnings as incurred. At December 31, 1996 and 1995, the amount of the Company's outstanding short-term foreign currency-denominated borrowings were $123 million and $140 million, respectively.

From time to time, the Company may use over-the-counter foreign exchange swaps to reduce the interest expense incurred on its overseas borrowings. When a foreign exchange swap is used, the currency received by the Company in the spot market component of the foreign exchange swap is used to close out borrowings in a similar currency and, simultaneously, the original borrowing position is reinstituted through a forward contract (not exceeding six months). The net interest value of the foreign exchange swap contract is amortized to earnings over the life of the contract. Exchange gains or losses on the foreign currency component of the forward contract are recognized in earnings as incurred in each accounting period. The Company does not enter into foreign exchange swaps for trading purposes. There were no foreign exchange swap contracts outstanding at December 31, 1996. The aggregate notional value of the Company's short-term foreign exchange swap contracts was $16 million at December 31, 1995.

When the Company may not have sufficient flexibility to increase prices in local currency to reflect any appreciation of the U.S. dollar, the Company may, from time to time, also purchase U.S. dollar call options. The term of these call options typically does not exceed one year. The Company's purchase of call options allows it to protect a portion of its expected foreign currency-denominated revenues from adverse foreign currency exchange movement. The Company does not buy call options which can be exercised prior to the expiration date, nor does it write options or purchase call options for trading purposes. The Company defers premiums and any gains for its call options activity until the option exercise date. No option contracts were outstanding at December 31, 1996 and 1995.

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

                                                       FOUNDATIONS FOR GROWTH 29

Factors That May Affect Future Results

From time to time, information and statements provided by the Company may contain "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995 (the "Act"). The Company desires to take advantage of the "safe harbor" provisions of the Act. The Company therefore cautions shareholders and investors that actual results may differ materially from those projected or suggested in any forward-looking statement as the result of a wide variety of factors, which include but are not limited to the factors and conditions set forth below. Many of the important factors below have been discussed in prior Securities and Exchange Commission filings by the Company.

The Company sells and markets its products worldwide. A major risk associated with such worldwide operations is the fluctuation of foreign exchange rates, particularly the Japanese yen and German mark. The worldwide market for imaging products, particularly products in electronic and medical imaging, is highly competitive in price, quality, service and product performance. The Company has competitors worldwide, ranging from large corporations to smaller and more specialized companies. The most significant competitors, Eastman Kodak Company and Fuji Photo Film Co., Ltd., are considerably larger than the Company and thus have more resources. The impact of these factors can cause varied results.

The Company is affected by retail demand for its products, particularly in the United States and Europe. Additional factors including economic conditions, political activity, changes in laws and regulations, particularly in the environmental arena, could affect the Company's results from operations. The Company believes that developing markets, such as Russia and China, in total present particularly attractive opportunities. However, such markets tend to be considerably less stable than more established markets and there can be no assurance that developing markets will produce favorable results for the Company. Sales in Russia in 1996 compared to 1995 have declined over 40% and cannot be predicted with any certainty.

The Company anticipates that price competition from conventional film and other imaging technologies will place continued pressure on instant products. Furthermore, the profit of the Company's instant photography business has been generally derived from the sale of instant film, not from the sale of instant cameras.

The Company is continuing to develop digital imaging products for medical, graphic arts and other applications. The profit of the Company's basic instant photography business has been higher than the Company's total profit from operations due to the operating losses of these digital imaging businesses. Markets for digital imaging products are increasing rapidly and over time may erode either the growth or the absolute size of the Company's instant photography business. The markets for digital imaging products are highly competitive and there is no assurance that the Company will attain the level of success in these markets that it has achieved with respect to instant photography. Included in the digital imaging losses are costs associated with the Company's new coating facility which was brought on-line in 1994 and is operating at low levels of production capacity. The Company is consolidating its coating facilities, shifting capacity from some of its oldest to its newer, more efficient facilities. The timing and impact of this consolidation are uncertain.

The future prospects of the Company's digital imaging businesses are uncertain and they are likely to continue to affect the Company's financial results adversely for the next few years. The Company's ability to reduce its digital imaging losses is also dependent on its ability to develop new products in a timely manner and to market them effectively. The Company continues to study the different areas of its businesses, including their cost structures, and is exploring prospects for aligning itself in various business relationships to improve financial results.

Other Matters

The Company, together with other parties, is currently designated a Potentially Responsible Party by the United States Environmental Protection Agency and certain state agencies with respect to the costs of investigation and remediation of pollution at several sites. In each case in which the Company is able to determine the likely exposure, such amount has been included in the Company's reserve. Where a range of comparably likely exposures exists, the Company has included in its reserve the minimum amount of the range. The Company's aggregate reserve for these liabilities was $4 million and $5 million as of December 31, 1996 and 1995, respectively. The Company currently estimates that the majority of the $4 million amount reserved for environmental liabilities at December 31, 1996 will be payable over the next two to three years.

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

30 FOUNDATION FOR GROWTH

Independent Auditors' Report

The Board of Directors and Stockholders
Polaroid Corporation:

We have audited the accompanying consolidated balance sheet of Polaroid Corporation and subsidiary companies as of December 31, 1996 and 1995, and the related consolidated statements of earnings, cash flows and changes in common stockholders' equity for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polaroid Corporation and subsidiary companies at December 31, 1996 and 1995, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Boston, Massachusetts
January 28, 1997



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


/s/ Gary T. DiCamillo

Gary T. DiCamillo
Chairman and
Chief Executive Officer


/s/ William J. O'Neill, Jr.

William J. O'Neill, Jr.
Executive Vice President and
Chief Financial Officer

                                                       FOUNDATIONS FOR GROWTH 31

Financial Statements

Consolidated Statement of Earnings

Polaroid Corporation and Subsidiary Companies

                                                        Years ended December 31,
(In millions, except per share data)            1996            1995            1994
---------------------------------------------------------------------------------------
Net sales
        United States                   $ 1,060.3       $ 1,019.0     $  1,160.3
        International                     1,214.9         1,217.9        1,152.2
                                        ---------       ---------     ----------
Total net sales                           2,275.2         2,236.9        2,312.5
                                        ---------       ---------     ----------
        Cost of goods sold                1,283.8         1,298.6        1,324.2
        Marketing, research,
        engineering and
        administrative expenses (Note 2)    796.6           849.1          788.0
        Restructuring and other (Note 2)    110.0           247.0             --
        Special charges (Note 2)             33.0              --             --
                                        ---------       ---------     ----------

Total costs                               2,223.4         2,394.7        2,112.2
                                        ---------       ---------     ----------

Profit/(loss) from operations                51.8          (157.8)         200.3
                                        ---------       ---------     ----------
        Other income/(expense):
                Interest income               5.1             8.7            9.7
                Other                        21.7             (.2)          (2.7)
                                        ---------       ---------     ----------

        Total other income                   26.8             8.5            7.0
        Interest expense                     47.4            52.1           46.6
                                        ---------       ---------     ----------
Earnings/(loss) before income
 tax expense/(benefit)                       31.2          (201.4)         160.7
        Federal, state and foreign income
         tax expense/(benefit) (Note 4)      16.2           (61.2)          43.5
                                        ---------       ---------     ----------
Earnings/(loss) before extraordinary item    15.0          (140.2)         117.2
        Extraordinary item (Note 8)         (56.1)             --             --
                                        ---------       ---------     ----------
Net earnings/(loss)                     $   (41.1)      $  (140.2)    $    117.2
                                        =========       =========     ==========
Primary earnings/(loss) per common share:
 (Note 1)
        Earnings/(loss) before
         extraordinary item             $     .32       $   (3.09)    $     2.49
        Extraordinary item                  (1.21)             --             --
                                        ---------       ---------     ----------
        Net earnings/(loss)             $    (.89)      $   (3.09)    $     2.49
Fully diluted earnings per common
 share (Note 1)                         $      --       $      --     $     2.42
Cash dividends per common share         $     .60       $     .60     $      .60

See accompanying notes to consolidated financial statements.

32 FOUNDATIONS FOR GROWTH

Consolidated Balance Sheet

Polaroid Corporation and Subsidiary Companies

                                                December 31,
(In millions)                               1996            1995
--------------------------------------------------------------------------------
Assets

Current assets
        Cash and cash equivalents        $       72.8    $      73.3
        Short-term investments                    5.5            9.8
        Receivables, less allowances
         of $24.1 in 1996 and $28.0
         in 1995                                535.2          550.4
        Inventories (Note 5)                    548.8          615.5
        Prepaid expenses and other
         assets (Note 4)                        224.1          200.3
                                         ------------    -----------

Total current assets                          1,386.4        1,449.3
                                         ------------    -----------
Property, plant and equipment
        Land                                     35.0           35.9
        Buildings                               352.3          355.1
        Machinery and equipment               1,663.5        1,649.3
        Construction in process                 112.8          124.1
                                         ------------    -----------
        Total property, plant and
         equipment                            2,163.6        2,164.4
        Less accumulated depreciation         1,497.4        1,473.4
                                         ------------    -----------
        Net property, plant and
         equipment                              666.2          691.0

Prepaid taxes -- non-current (Note 4)            98.8          113.3

Other assets                                     50.2            8.2
                                         ------------    -----------
Total assets                             $    2,201.6    $   2,261.8
                                         ============    ===========
-------------------------------------------------------------------------------

Liabilities and stockholders' equity

Current liabilities
        Short-term debt (Note 6)         $      124.9     $     160.4
        Current portion of long-term
         debt (Note 8)                           37.7            39.7
        Payables and accruals (Note 7)          310.5           274.9
        Compensation and benefits
         (Notes 10 and 11)                      238.4           197.4
        Federal, state and foreign
         income taxes (Note 4)                   51.6            46.6
                                         ------------     -----------

Total current liabilities                       763.1           719.0
                                         ------------     -----------
Long-term debt (Note 8)                         489.9           526.7

Accrued postretirement benefits
 (Note 11)                                      248.5           257.2
Accrued postemployment benefits                  41.9            41.2
                                         ------------     -----------
Total liabilities                             1,543.4         1,544.1
                                         ------------     -----------
Preferred stock, Series A and
 Series D, $1 par value, authorized
 20,000,000 shares; all shares
 unissued                                          --              --
                                         ------------     -----------
Common stockholders' equity (Note 9)
        Common stock, $1 par value,
         authorized 150,000,000
         shares                                  75.4            75.4
        Additional paid -- in capital           409.4           401.9
        Retained earnings                     1,457.8         1,525.8
        Less:   Treasury stock, at cost       1,244.8         1,205.4
                Deferred compensation            39.6            80.0
                                         ------------     -----------
        Total common stockholders'
         equity                                 658.2           717.7
                                         ------------     -----------
Total liabilities and stockholders'
 equity                                  $    2,201.6     $   2,261.8
                                         ============     ===========

See accompanying notes to consolidated financial statements.

                                                       FOUNDATIONS FOR GROWTH 33

                            FOUNDATIONS FOR GROWTH

Consolidated Statement of Cash Flows

Polaroid Corporation and Subsidiary Companies

                                       Years ended December 31,
(In millions)                           1996            1995            1994
--------------------------------------------------------------------------------
Cash flows from operating
 activities
        Net earnings/(loss)         $   (41.1)     $   (140.2)     $   117.2
        Extraordinary item               56.1               -              -
        Depreciation of pro-
         perty, plant and
         equipment                      118.3           132.7          118.2
        (Increase)/decrease in
         receivables                      4.1             (.1)          30.5
        (Increase)/decrease in
         inventories                     82.2           (68.1)            .8
        Increase in prepaids and
         other assets                   (26.7)          (66.6)          (1.7)
        Increase/(decrease) in
         payables and accruals           42.1            (6.3)          22.4
        Increase/(decrease) in
         compensation and
         benefits                       (25.4)           44.2           (8.2)
        Increase/(decrease) in
         federal, state and
         foreign income taxes
         payable                          7.9            (1.6)         (28.2)
        Gain on sale of real
         estate                         (23.2)              -              -
        Other non-cash items            118.1           168.8           71.4
                                    ---------      ----------      ---------
        Net cash provided by
         operating activities           312.4            62.8          322.4
                                    ---------      ----------      ---------
Cash flows from investing activities
        (Increase)/decrease in
         short-term investments           4.3            75.7          (60.5)
        (Increase)/decrease in other
         assets                         (42.0)           (1.1)            .2
        Additions to property, plant
         and equipment                 (121.8)         (167.9)        (146.7)
        Proceeds from sale of
         fixed assets                    35.4             4.8             .2
                                    ---------      ----------      ---------
        Net cash used by investing
         activities                    (124.1)          (88.5)        (206.8)
                                    ---------      ----------      ---------
Cash flows from financing activities
        Net increase/(decrease)
         in short-term debt
         (maturities 90 days or
         less)                          (28.5)           42.5            1.4
        Short-term debt (maturities
         over 90 days):
                Proceeds                    -               -            8.9
                Payments                    -               -           (8.9)
        Repayments of long-term debt    (39.5)          (34.3)         (31.2)
        Cash dividends paid             (27.3)          (27.3)         (27.9)
        Purchases of treasury stock     (43.6)          (40.2)         (30.6)
        Extinguishment of debt          (56.1)              -              -
        Proceeds from issuance of
         shares in connection with
         stock incentive plan             9.6            19.5            3.2
                                    ---------      ----------      ---------
        Net cash used by financing
         activities                    (185.4)          (39.8)         (85.1)
                                    ---------      ----------      ---------
Effect of exchange rate changes on
 cash                                    (3.4)           (4.5)          (1.6)
                                    ---------      ----------      ---------
Net increase/(decrease) in cash and
 cash equivalents                         (.5)          (70.0)          28.9
Cash and cash equivalents at
 beginning of year                       73.3           143.3          114.4
                                    ---------      ----------      ---------
Cash and cash equivalents at end
 of year                            $    72.8      $     73.3      $   143.3
                                    =========      ==========      =========

See accompanying notes to consolidated financial statements.

34 FOUNDATIONS FOR GROWTH

Consolidated Statement of Changes in Common Stockholders' Equity

Polaroid Corporation and Subsidiary Companies

                                                    Years ended December 31,
(In millions, except number of shares)        1996            1995            1994
---------------------------------------------------------------------------------------
Common stock
        Balance at January 1
         (75,427,550 shares in 1996,
         1995 and 1994)                 $       75.4    $       75.4    $       75.4
                                        ------------    ------------    ------------
        Balance at December 31                  75.4            75.4            75.4
                                        ------------    ------------    ------------

Additional paid-in capital
        Balance at January 1                   401.9           387.2           385.6
                Issuance of shares in
                 connection with stock
                 incentive plan
                 (Note 10)                       6.1             11.3            1.6
                Stock options exercised
                 - tax benefit                   1.4             3.4             --
                                        ------------    ------------    ------------

        Balance at December 31                 409.4           401.9           387.2
                                        ------------    ------------    ------------

Retained earnings
        Balance at January 1                 1,525.8         1,692.1         1,602.0
                Net earnings/(loss)            (41.1)          (140.2)         117.2
                Dividends declared -
                 common stock                  (27.3)          (27.3)          (27.9)
                ESOP dividend tax
                 benefit received on
                 unallocated shares               .4              1.2             .8
                                        ------------    ------------    ------------

        Balance at December 31               1,457.8         1,525.8         1,692.1
                                        ------------    ------------    ------------

Less:
Treasury stock
        Balance at January 1 (29,894,724
         shares in 1996, 29,429,928
         shares in 1995, and 28,621,405
         shares in 1994)                     1,205.4         1,174.5         1,145.5
                Repurchase of shares
                 (1,057,565 shares in
                 1996, 1,217,561 shares
                 in 1995, and 941,300
                 in 1994)                       43.6            40.2            30.6
                Issuance of shares in
                 connection with stock
                 incentive plan (344,129
                 shares in 1996, 752,765
                 shares in 1995, and
                 132,777 shares in 1994)        (4.2)           (9.3)           (1.6)
                                        ------------    ------------    ------------

        Balance at December 31 (30,608,160
         shares in 1996, 29,894,724 shares
         in 1995, and 29,429,928 shares
         in 1994)                            1,244.8         1,205.4         1,174.5
Deferred compensation
        Balance at January 1                    80.0            115.8           150.2
                Stock options - 1993
                 (Note 10)                      (1.0)           (1.0)           (1.0)
                Loan repayments from ESOP
                 Trust                         (39.7)          (35.9)          (33.4)
                Restricted stock                  .3              1.1             --
                                        ------------    ------------    ------------

        Balance at December 31                  39.6            80.0            115.8
                                        ------------    ------------    -------------
Total common stockholders' equity       $       658.2   $       717.7   $       864.4
                                        =============   ============    =============

See accompanying notes to consolidated financial statements.

                                                       FOUNDATIONS FOR GROWTH 35

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

Derivatives:

Gains on the Company's purchase of call options, if any, related to qualifying hedges of anticipated transactions are deferred and are recognized in income when the hedged transaction occurs.

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

Earnings Per Common Share:

Primary earnings/(loss) per common share are computed by dividing net earnings/(loss) available to common stockholders by the weighted average number of common shares and, as appropriate, dilutive common stock equivalents outstanding for the period. All shares held in the Polaroid Stock Equity Plan
(ESOP) Trust (see Note 9) are considered outstanding for both primary and fully diluted earnings/(loss) per share calculations. Stock options are considered to be common stock equivalents. The number of shares used to compute primary earnings/(loss) per common share were (in thousands) 45,989 in 1996, 45,404 in 1995, and 46,992 in 1994.

Fully diluted earnings per common share reflect the maximum dilution that would have resulted from the exercise of stock options and the convertible debentures (see Note 8). Fully diluted earnings per common share are computed by dividing net earnings after adding back the after-tax interest on the convertible debentures, by the weighted average number of common shares and all dilutive securities. The number of shares used to compute fully diluted earnings per common share were (in thousands) 51,299 in 1994. Fully diluted earnings per common share were not reported in 1996 and 1995 because they were greater than primary earnings per common share.

36 FOUNDATIONS FOR GROWTH

New Accounting Standards:

Effective January 1, 1996, the Company adopted Financial Accounting
Standards Board Statements No. 121, "Accounting for the Impairment of
Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and No. 123, "Accounting for Stock-Based Compensation" (FAS 123). The adoption of these standards had no impact on the financial position or the results of operations of the Company in 1996. Under FAS 123, the Company has elected not to adopt the new accounting method and will continue to account for its stock-based compensation under the existing provisions of Accounting Principle Board
Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations. Accordingly, the Company has provided pro-forma disclosures of net earnings and earnings per share assuming FAS 123 had been adopted. (See Note 10 for the additional disclosures required by FAS 123.)

2. Supplemental Information

(In millions)                    1996    1995    1994
------------------------------------------------------
Research, engineering
   and development              $116.3  $165.5  $165.7

Manufacturing Development Costs:

In addition to the research, engineering and development costs included in marketing, research, engineering and administrative expenses, there were planned manufacturing development costs for major new products included in costs of sales of approximately $10 million in 1996, $35 million in 1995 and $30 million in 1994.

Advertising Costs:

Effective for fiscal 1995, the Company became subject to Statement of Position 93-7, "Reporting on Advertising Costs" (SOP 93-7) issued by the American Institute of Certified Public Accountants. SOP 93-7 had no impact on how the Company accounts for advertising costs. Prior to 1995, certain costs were considered to be promotional expenses and were included in marketing overhead. Under the provisions of SOP 93-7, these promotional expenses are considered to be advertising costs and accordingly, amounts for 1994 have been restated to conform with current year presentation. Advertising costs were:

(In millions)                    1996    1995    1994
------------------------------------------------------
Advertising costs               $134.6  $124.1  $121.2

At December 31, 1996, $5.4 million of advertising costs were reported as prepaid expenses on the consolidated balance sheet. There were no advertising costs reported as assets as of December 31, 1995 and 1994.

Interest Capitalization:

The Company has capitalized interest costs relating to certain qualifying assets. In 1996, 1995 and 1994, the amounts of interest costs capitalized were $5.1 million, $4.8 million and $9.7 million, respectively.

Cash Flow Information:

Cash payments for interest and income taxes were:

(In millions)                    1996    1995    1994
------------------------------------------------------
Interest                        $52.0   $55.6   $53.9
Income taxes                      7.3    29.0    78.0

Other non-cash items include $44.6 million for 1996 and $18.0 million for 1995 related to enhanced pension benefits provided under the Company's early retirement programs, offered in the fourth quarter of 1995 and the first quarter of 1995, respectively, that will be funded from the Company's pension plans. In 1996, the Company also recorded as other non-cash items $25.8 million for fixed asset and inventory write-offs associated with the sale of the Company's Helios diagnostic equipment line and the cancellation of a printer project. In 1995, the Company also recorded as other non-cash items $85.0 million for certain assembly equipment and fixed asset write-offs and $30.0 million for inventory write-offs and other costs, all of which were related to the Company's plan to make fundamental changes in its operating structure announced in December 1995. As part of the December 1995 plan, the Company also recorded as other non-cash items $10.0 million for additional inventory write-offs in the first quarter of 1996.

Restructuring Charges and Other:

In the first quarter of 1995, the Company implemented a restructuring plan which resulted in a pre-tax charge of $77.0 million. The Company offered an early retirement program to certain qualified employees and a voluntary severance program to all employees, both of which were open from February 13, 1995 to March 31, 1995. As a result of these programs, approximately 930 employees (approximately 560 from manufacturing and 370 from marketing, research, engineering, and administrative functions) terminated their employment in 1995. The pre-tax costs related to the voluntary severance program were $56.0 million, of which $47.0 million of cash severance payments were made in 1995. The remaining cash severance payments of approximately $9.0 million were paid in the first quarter of 1996. Additionally, $18.0 million represents enhanced retirement benefits provided under the early retirement program that will be funded from the Company's pension plans. The remainder of the charge was approximately $3.0 million for exit costs related to the shutdown of certain facilities.

In December 1995, the Company announced a plan to make fundamental changes in its operating structure. This plan features three principal components -- program reductions in certain product, research and manufacturing areas; strategic refocusing of the Company's digital imaging businesses for the medical diagnostic and graphic arts markets; and a reduction in corporate overhead expenses. The total pre-tax charge for restructuring and other expenses related to this plan was $280.0 million. Of that amount, $110.0 million was recorded in the first quarter of 1996 and $170.0 million was recorded

                                                       FOUNDATIONS FOR GROWTH 37
in the fourth quarter of 1995. The December 1995 early retirement and severance programs are expected to result in the elimination of a total of approximately 1,570 positions worldwide (approximately 810 from manufacturing and 760 from marketing, research, engineering and administrative functions).

The 1995 fourth quarter pre-tax charge of $170.0 million included $85.0 million to write-off certain assembly equipment and fixed assets and $30.0 million to write-off inventory and accrue other costs, all of which were primarily related to the Captiva product line. The remaining $55.0 million of the charge was related to the estimated cost of involuntary severance benefits for the Company's domestic employees who were expected to terminate in 1996. This amount does not include severance costs for international employees, and incremental voluntary severance benefits and pension enhancement benefits.

The 1996 first quarter pre-tax charge of $110.0 million represents the balance of severance and pension enhancement costs and inventory write downs related to the December 1995 program. In the first quarter of 1996, the pre-tax costs related to the severance program were approximately $55.4 million. Additionally, approximately $44.6 million represents enhanced retirement benefits provided under the early retirement program that will be funded from the Company's pension plans.

Total cash severance payments related to the December 1995 program will be approximately $110.4 million. As of December 31, 1996, 1,247 of these terminations and $67.4 million of related cash severance payments were made. Approximately $13.0 million and $14.0 million of related severance payments are expected to be paid in the first and second quarter of 1997, respectively. The remaining balance of cash severance payments of $16.0 million is expected to be paid in the second half of 1997.

Special Charges:

In 1996, the Company recorded a $40.0 million pre-tax cost which includes
$25.0 million related to the previously announced costs associated with the sale of the Company's Helios medical diagnostic imaging equipment line and $15.0 million to write down parts and capital equipment under development for a printer project and other costs. Inventory write-offs of $7.0 million related to these matters were recorded in cost of sales, in accordance with new accounting guidelines and $33.0 million was reported as special charges. The $33.0 million special charge reflects the write-offs of fixed assets, severance and other costs. In connection with the Helios sale, the Company is also acquiring a minority interest in the buyer and its parent company.

Reclassification:

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

To minimize the adverse impact of foreign currency fluctuations on its foreign currency-denominated net assets, the Company may engage in foreign currency-denominated borrowings (see Note 6). The Company determines the aggregate amount of such borrowings based on its forecast of the Company's net asset position and the relative strength of the U.S. dollar as compared to foreign currencies. These borrowings create foreign currency-denominated liabilities that hedge the Company's foreign currency-denominated net assets. Upon receipt of the borrowed foreign currency-denominated funds, the Company converts those funds to U.S. dollars at the spot exchange rate. Exchange gains and losses on the foreign currency-denominated borrowings are recognized in earnings as incurred. At December 31, 1996 and 1995, the amount of the Company's outstanding short-term foreign currency-denominated borrowings were $122.9 million and $140.4 million, respectively.

From time to time, the Company may use over-the-counter foreign exchange swaps to reduce the interest expense incurred on its overseas borrowings. When a foreign exchange swap is used, the currency received by the Company in the spot market component of the foreign exchange swap is used to close out borrowings in a similar currency and, simultaneously, the original borrowing position is reinstituted through a forward contract (not exceeding six months). The net interest value of the foreign exchange swap contract is amortized to earnings over the life of the contract. Exchange gains or losses on the foreign currency component of the forward contract are recognized in earnings as incurred in each accounting period. The Company does not enter into foreign exchange swaps for trading purposes. There were no foreign exchange swap contracts outstanding at December 31, 1996. The aggregate notional value of the Company's short-term foreign exchange swap contracts was $16.2 million at December 31, 1995.

When the Company may not have sufficient flexibility to increase prices in local currency to reflect any appreciation of the U.S. dollar, the Company may, from time to time, also purchase U.S. dollar call options. The term of these call options typically does not exceed one year. The Company's purchase of call options allows it to protect a portion of its expected foreign currency-denominated revenues from adverse foreign currency exchange movement. The Company does not buy call options which can be exercised prior to the expiration date, nor does it write options or purchase call options for trading purposes. The Company defers premiums and any gains for its call options activity until the option

38 FOUNDATIONS FOR GROWTH
exercise date. No option contracts were outstanding at December 31, 1996 and 1995.

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

Interest Rate Risk:

The Company is exposed to interest rate risk. To minimize the risks and costs associated with the refinancing of the 7 1/4% Notes due January 15, 1997, the Company purchased interest rate agreements with a notional value of $125.0 million from two financial institutions. The agreements protected the Company from interest rates above the contracted rate. If interest rates fell below this rate, the Company would have had to pay the financial institutions the differential interest. In early January 1997, the Company settled these interest rate contracts and received net proceeds of $.8 million from the financial institutions.

Fair Value:

The carrying amounts of cash, cash equivalents, short-term investments, trade receivables, short-term debt and trade payables approximate fair value because of the short maturity of these financial instruments. Other assets include investments in nonmarketable private companies which are carried at the lower of cost or net realizable value. The estimated aggregate fair value of these investments approximated the carrying amount as of December 31, 1996. As of December 31, 1996, the carrying amount and fair value of the Company's long-term debt was $527.6 million and $537.0 million, respectively. As of December 31, 1995, the carrying amount and fair value of the Company's long-term debt was $566.4 million and $647.0 million, respectively.

The estimated fair value of the Company's call options and foreign exchange swaps, if any, generally reflects the estimated amounts the Company would receive or pay to terminate the contracts at the reporting dates, thereby taking into account the current unrealized gains or losses on open contracts. There were no foreign exchange swap contracts outstanding at December 31, 1996 and there were no option contracts outstanding at December 31, 1996 and 1995. The aggregate notional value of the Company's short-term foreign exchange swap contracts was $16.2 milion at December 31, 1995. These contracts did not have a net carrying amount nor a fair value at December 31, 1995.

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

4. Income Taxes

An analysis of income tax expense/(benefit) follows:

(In millions)
1996           Current    Deferred      Total
------------------------------------------------
Federal        $   2.8    $  (19.2)    $ (16.4)
State               .4          .8         1.2
Foreign           25.7         5.7        31.4
               -------    --------     -------
Total          $  28.9    $  (12.7)    $  16.2
               =======    ========     =======


1995
------------------------------------------------
Federal        $    .9    $  (68.4)    $ (67.5)
State               .3        (7.5)       (7.2)
Foreign           17.7        (4.2)       13.5
               -------    --------     -------
Total          $  18.9    $  (80.1)    $ (61.2)
               =======    ========     =======

1994
------------------------------------------------
Federal        $   3.3    $    2.6     $   5.9
State              1.7          .5         2.2
Foreign           35.6         (.2)       35.4
               -------    --------     -------
Total          $  40.6    $    2.9     $  43.5
               =======    ========     =======

                                                       FOUNDATIONS FOR GROWTH 39

Prepaid income taxes and deferred income taxes result from future tax benefits and expenses related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. These differences predominately relate to U.S. operations. Carryforwards, tax overpayments and refunds due are also included in prepaid income taxes. The net of deferred income tax assets and deferred income tax liabilities reflected on the consolidated balance sheet was a net asset of $243.7 million and $249.2 million as of December 31, 1996 and 1995, respectively. Significant components of those amounts shown on the balance sheet as of December 31 were as follows:

(In millions)                                          1996            1995
--------------------------------------------------------------------------------
Deferred tax assets:
        Property, plant and equipment
                and trademarks                      $   (22.0)     $    (11.3)
        Inventory                                        43.0            53.1
        Compensation and benefits                        59.4            52.7
        Postretirement and
                postemployment benefits                 124.8           125.4
        Loss and credit carryforwards                    54.1            40.1
        All other                                        17.6            21.5
                                                    ---------      ----------
        Subtotal                                        276.9           281.5
        Valuation allowance                             (21.5)          (23.2)
                                                    ---------      ----------
        Total deferred tax assets                   $   255.4      $    258.3
                                                    =========      ==========

Deferred tax liabilities:
        Property, plant and equipment
                and trademarks                      $     4.4      $      3.4
        Inventory                                         3.1             2.2
        Compensation and benefits                         3.9             4.7
        All other                                          .3            (1.2)
                                                    ---------      ----------
        Total deferred tax liability                     11.7             9.1
                                                    ---------      ----------
Net deferred tax asset                              $   243.7      $    249.2
                                                    =========      ==========


Valuation allowances of $21.5 million and $23.2 million as of December 31, 1996 and 1995, respectively, were established for the prepaid taxes related to foreign tax credits and to capital losses. Foreign tax credits may be used to offset the U.S. income taxes due on income earned from foreign sources.
However, the credit is limited by the total income included on the U.S. income tax return as well as the ratio of foreign source income to total income.
Excess foreign tax credits may be carried back two years and forward five years. As of December 31, 1996, the Company did not believe it was more likely than not that it would generate sufficient U.S. sourced income within the appropriate period to utilize all the foreign tax credits.

Capital losses may be used only to offset capital gains. Capital losses may be carried back three years and forward five years. As of December 31, 1995, the Company had a capital loss carryforward. However during 1996, the Company realized sufficient capital gains from the sale of real estate to utilize fully the capital loss carryforward. In addition, those temporary differences which most likely will produce capital losses upon reversal have been treated as capital losses. Historically, the Company has generated limited capital gains. Therefore, as of December 31, 1996, Company did not believe it was more likely than not that it would generate sufficient capital gains within the appropriate time period to offset those future capital losses.

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

Management also considered that as of December 31, 1996, the Company elected to carryforward the current net operating loss of $46.7 million in the U.S. which expires in 2011. The Company has an additional net operating loss carryforward of $37.8 million which expires in 2010. The Company also has a foreign tax credit carryforward of $20.1 million (against which, there is a full valuation allowance) and an alternative minimum tax credit carryforward of $2.8 million as of December 31, 1996. $16.3 million of the foreign tax credit expires in 2000 and $3.8 million expires in 2001. The alternative minimum tax credit does not expire. Finally, management considered that historically the Company has not had net operating losses in the U.S. Of course, there can be no assurance that the Company will generate any specific level of continuing earnings or where earnings will be generated.

For alternative minimum tax purposes, the Company had a foreign tax credit carryforward at the end of 1996 of $56.4 million; $6.6 million expires in 1997, $21.5 million expires in 1998, $6.1 million expires in 1999, $18.4 million expires in 2000, and $3.8 million expires in 2001.

An analysis of earnings/(loss) before income tax expense/(benefit) and extraordinary loss follows:

(In millions)                    1996     1995     1994
--------------------------------------------------------
Domestic                        $(3.7)  $(236.8)  $ 44.6
Foreign                          34.9      35.4    116.1
                                -----   -------   ------
Total                           $31.2   $(201.4)  $160.7
                                =====   =======   ======

40 FOUNDATIONS FOR GROWTH

A reconciliation of differences between the statutory

U.S. federal income tax rate and the Company's effective tax rate follows:

                                 1996     1995     1994
----------------------------------------------------------
U.S. statutory rate              35.0%    35.0%    35.0%
State taxes                       3.3      2.3       .4
Benefit plan deductions          (3.3)      --       --
Loss carryforwards               (2.9)      --       --
Nondeductible expenses            2.7       --       --
Valuation allowance change       (5.5)    (7.8)     (.5)
Tax effect resulting from
  foreign activities             21.9       .5     (4.8)
Other                              .8       .4     (3.0)
                                 ----     ----     ----
Effective tax rate               52.0%    30.4%    27.1%
                                 ====     ====     ====


The tax effect resulting from foreign activities includes the effect of remeasuring foreign currency. The impact on the tax rate for 1996 was an increase of 28.7 percentage points, an increase of 2.1 percentage points for 1995, and a decrease of 5.2 percentage points for 1994.

Undistributed earnings of foreign subsidiaries held for reinvestment in overseas operations amounted to $442.3 million at December 31, 1996. Additional U.S. income taxes may be due upon remittance of those earnings (net of foreign tax reductions because of the distribution), but it is impractical to determine the amount of any such additional taxes. If all those earnings were distributed as dividends, foreign withholding taxes of approximately $23.7 million would be payable.

Federal income tax returns of the Company for all years through 1988 have been closed and all matters have been resolved. The Federal income tax returns for 1989 through 1993 have been audited. Certain proposed adjustments for the 1989-1991 tax returns have been appealed by the Company. Regardless of the outcome of the appeal, it will not have a material adverse impact upon the financial statements of the Company.

5. Inventories

The classification of inventories at December 31 follows:

(In millions)                             1996     1995
----------------------------------------------------------

Raw materials                            $104.7   $137.2
Work-in-process                           225.3    233.7
Finished goods                            218.8    244.6
                                         ------   ------
Total                                    $548.8   $615.5
                                         ======   ======

6. Short-term Debt

The Company maintains a five-year $150.0 million committed line of credit for general corporate purposes which expires in 1999. As of December 31, 1996 and 1995, there were no borrowings under this facility.

As of December 31, 1996, gross borrowings from the Company's international uncommitted lines of credit were $124.9 million. There were no borrowings from the Company's U.S. uncommitted lines of credit as of December 31, 1996. Additional available, uncommitted lines of credit for U.S. and international operations were $120.0 million and $140.3 million, respectively, at December 31, 1996. As of December 31, 1995, gross borrowings from international uncommitted lines of credit were $160.4 million. There were no borrowings from the Company's U.S. uncommitted lines of credit as of December 31, 1995. Additional available, uncommitted lines of credit for U.S. and international operations were $160.0 million and $135.0 million, respectively at December 31, 1995. Borrowings from international uncommitted lines of credit were incurred by the Company's foreign subsidiaries primarily to manage its foreign currency balance sheet exposure (see Note 3). The weighted average interest rate on international short-term debt outstanding as of December 31, 1996 and 1995 was 4.7% and 5.5%, respectively. The Company's total borrowing capacity is limited by certain debt covenants.

In December 1996, the Company entered into additional credit agreements under which it may borrow up to $150 million. These credit agreements expire on March 15, 1997 and there were no borrowings under these agreements as of December 31, 1996.

Interest expense on international short-term borrowings was $7.5 million in 1996, $10.9 million in 1995 and $8.5 million in 1994. The average interest rates ranged from 3.2% to 5.3% in 1996, 4.0% to 7.1% in 1995, and 5.0% to 6.6% in
1994. Interest expense on U.S. short-term borrowings was $.6 million in both 1996 and 1995, at average interest rates of 5.6% and 6.1%, respectively.

7. Payables and Accruals

The following items are included in payables and accruals at December 31:

(In millions)                             1996    1995
---------------------------------------------------------
Trade accounts payable                   $165.0  $150.4
Reserve for marketing programs             42.1    43.7
Other accrued expenses and
        current liabilities               103.4    80.8
                                         ------  ------
Total                                    $310.5  $274.9
                                         ======  ======


                                                       FOUNDATIONS FOR GROWTH 41

8. Long-term Debt

Principal amounts of long-term debt outstanding as of December 31 are as follows:

(In millions)
1996                   Long-term    Current    Total
--------------------------------------------------------
ESOP loan               $    --     $  37.7   $  37.7
7 1/4% Notes              150.0          --     150.0
8% Notes                  199.4          --     199.4
8% Subordinated
   Convertible
   Debentures             140.4          --     140.4
Other                        .1          --        .1
                        -------     -------   -------
Total                   $ 489.9     $  37.7   $ 527.6
                        =======     =======   =======


1995                   Long-term    Current    Total
--------------------------------------------------------
ESOP loan               $  37.7     $  39.7   $  77.4
7 1/4% Notes              149.8          --     149.8
8% Notes                  199.1          --     199.1
8% Subordinated
   Convertible
   Debentures             140.0          --     140.0
Other                        .1          --        .1
                        -------     -------   -------
Total                   $ 526.7     $  39.7   $ 566.4
                        =======     =======   =======

At December 31, 1996 and 1995, the Company had a committed line of credit (see
Note 6), and a long-term ESOP loan. Borrowing costs under the related credit agreements are tied to the Company's long-term public debt ratings. The interest rates on the loans are based on various alternative interest indices at the Company's option and will fluctuate over time. The agreements contain various restrictions, including the ability of the Company to incur or guarantee debt. The Company is required to maintain a certain net worth and to meet certain leverage and interest coverage ratios.

Under the ESOP loan, which was used to finance the leveraged Polaroid ESOP
(see Notes 9 and 11), the final scheduled principal payment of $37.7 million will be made on June 30, 1997. Interest expense on the ESOP loan was $3.2 million in 1996, $5.4 million in 1995 and $6.0 million in 1994. The weighted average interest rate on the loan was 4.8%, 5.2% and 4.4% during 1996, 1995 and 1994, respectively.

In 1991, the Company issued $140.0 million of 8% Subordinated Convertible Debentures due 2001 (the Debentures) as partial consideration for the repurchase of its convertible preferred stock and warrants originally issued in 1989. The Debentures carried an annual interest rate of 8% and were convertible to common stock at approximately $32.50 per share. The Debentures were also subordinated in right of payment to all existing debt of the Company. Subsequently, the holders of the Debentures created a trust under which they retained conversion rights to convert the Debentures into approximately 4.3 million shares of common stock of the Company, but sold to institutional investors the right to principal and interest payments on the Debentures. In June 1996, the Company purchased the conversion rights for $53.8 million and redeemed $.5 million of principal of the $140 million Debentures. As the holder of the conversion rights, the Company could have retired the Debentures at any time on or before September 30, 1998. If the Debentures had not been redeemed by the Company by September 30, 1998, the conversion rights would have reverted to the holders of the Debentures. The purchase of the conversion rights was determined to be a substantive modification of the terms of the Debentures and was accounted for as an extinguishment of debt and the issuance of new debt. The cost of the conversion rights and the amount of the fair value of the new debt over the carrying value of the extinguished debt was recorded as an extraordinary loss of $54.5 million (net of the tax benefit of $.4 million).

In December 1996, the Company gave irrevocable notice that it was repurchasing the remaining $139.5 million of principal of the Debentures. The closing date of this transaction was January 22, 1997. As a result of issuing the irrevocable notice, the Company recorded an extraordinary loss of $1.6 million (net of the tax benefit of $1.1 million) in the fourth quarter of 1996 due to the early extinguishment of debt.

The $150 million 7 1/4% Notes (the 7 1/4% Notes) due January 15, 1997 were issued with a discount, at a price of 99.30% of par with a yield of 7.42%, and may not be redeemed prior to maturity. The $200 million 8% Notes (the 8% Notes) due March 15, 1999 were issued with a discount, at a price of 99.054% of par with a yield of 8.18%, and may not be redeemed prior to maturity.

On January 14, 1997, the Company issued long-term debt securities (see Note 15) to refinance the 7 1/4% Notes and the Debentures and accordingly, these borrowings have been classified as long-term debt as of December 31, 1996.

The aggregate repayment schedule of the Company's long-term debt after giving effect to the above mentioned refinancing is as follows:

----------------------------------------
1997                   $  37.7 million
1998                   $     0
1999                   $ 200.0 million
2000                   $     0
2001 and thereafter    $ 300.0 million

9. Common Stockholders' Equity

During 1996, the Company repurchased 1.1 million shares of common stock for $43.6 million, during 1995, 1.2 million shares were repurchased for $40.2 million and during 1994, .9 million shares were repurchased for $30.6 million. As of December 31, 1996, the unexpended balance under the Company's $100 million common stock repurchase program, which was approved by the Board of Directors in January 1995, was $41.6 million. The Company may repurchase its common stock on the open market, in privately negotiated transactions or otherwise (which may include transactions

42 FOUNDATIONS FOR GROWTH
with Polaroid stock option holders and with Polaroid retirement plans, including the employee stock ownership plan). The timing and amounts of any future purchases under this program depend upon many factors, including market conditions as well as the Company's business and financial condition.

Deferred Compensation was $39.6 million and $80.0 million at December 31, 1996 and 1995, respectively. Deferred compensation included $37.7 million at December 31, 1996 and $77.4 million in 1995 for the ESOP (see Notes 8 and 11) covering substantially all domestic employees. These amounts, which were recorded as deductions from common stockholders' equity, represent amounts receivable in the future from the ESOP Trust. Shares held by the Company's ESOP Trust at December 31 were as follows:

(In thousands)                   1996    1995
------------------------------------------------
Allocated                       6,542   6,792
Suspense (unallocated)            949   1,993
                                -----   -----
Total                           7,491   8,785
                                =====   =====


Dividends paid on unallocated ESOP shares of $1.0 million in 1996, $1.6 million in 1995 and $2.3 million in 1994 were used to repay the ESOP loan. The remaining dividends for allocated shares held by the Trust were paid to ESOP participants. Deferred compensation also included $1.9 million and $2.6 million at December 31, 1996 and 1995, respectively, related to the 1993 Polaroid Stock Incentive Plan (See Note 10).

10. Incentive Compensation and Stock Incentive Plans

The Company maintains annual cash incentive plans covering substantially all domestic employees (Employee Incentive Compensation Plan), employees of manufacturing subsidiaries in the United Kingdom and the Netherlands (International Manufacturing Plans) and substantially all executives (Executive Incentive Compensation Plan).

Amounts charged to operations for incentive compensation plans were as follows:

(In millions)                             1996    1995    1994
-----------------------------------------------------------------
Employee Incentive Compensation Plan     $14.9    $2.1    $6.9
International Manufacturing Plans          2.1     1.2     1.1
Executive Incentive Compensation Plan      8.8     1.5      .5

As of December 31, 1996, the Company had fixed stock-based compensation plans as described below. Effective January 1, 1996 the Company adopted FAS 123. Under FAS 123, the Company has elected not to adopt the new accounting method and will continue to account for its stock-based compensation under the existing provisions of APB 25 and related interpretations. Accordingly, no compensation expense has been recognized.

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

In May 1993, the Company adopted the 1993 Polaroid Stock Incentive Plan (the 1993 Plan) under which officers and other key employees may be granted awards in the form of stock options, stock appreciation rights, restricted stock, and any other form determined by the Board of Directors to be consistent with the 1993 Plan, as incentives to increase revenues and profits. Stock options granted may be either non-qualified or incentive stock options. A maximum of 4,000,000 shares of the Company's common stock have been authorized for use under the 1993 Plan, plus the unissued shares from the 1990 Plan. The number of common shares reserved for granting of future options under the 1990 and 1993 Plans was 1,522,966, 2,152,591 and 3,138,074 at December 31, 1996, 1995 and 1994,
respectively.

The Company normally issues stock options at the fair market value of the Company's common stock on the grant date, however, on June 15, 1993, the non-employee members of the Board approved the issuance of 848,122 options at an option price of $32.25 per share. This reflected the fair market value of the Company's common stock on April 26, 1993 which was the fifth business day after the first quarter earnings release. That date corresponds to the date on which options have been granted historically. Since the fair market value on June 15, 1993 was $37.00 per share, $4.1 million was recorded as deferred compensation and is being amortized to compensation expense over the options' four year vesting period. During 1996, 1995 and 1994, compensation expense related to this stock option grant was $1.0 million per year.

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

In 1990, the Company adopted the Polaroid Board of Directors' Stock Option Plan (the Directors' Plan), which granted each non-employee director an option to purchase 3,000 shares of the Company's common stock. For a new non-employee director, the date of the grant is the date the director joins the Board. In 1996, the shareholders approved

                                                       FOUNDATIONS FOR GROWTH 43
an amendment to the Directors' Plan to award each non-employee director as of July 25, 1995 a one-time grant of an option to purchase 2,000 shares of the Company's common stock at $42.63 per share. Vesting of this option grant will conform with the terms outlined in the Directors' Plan.

Under the Directors' Plan, options vest ratably each year over a four year period from the date the director joins the Board and are exercisable for a ten year period from the date of grant. Vesting ceases when an individual terminates as a director, and a former director must exercise his or her vested options within three years from the date of termination or ten years from the date of grant, whichever is earlier. Up to 100,000 shares of the Company's authorized common stock may be issued under the Directors' Plan. As of December 31, 1996, a cumulative total of 75,000 options have been granted at prices ranging from $33.13 to $45.38 under the Directors' Plan.

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

A summary of the Company's fixed stock option plans as of December 31, 1996, 1995, and 1994 and changes during the years ending on those dates is presented below:

                     Number of Options    Weighted-average
Fixed Options           (in thousands)      Exercise Price
-------------------------------------------------------------
Outstanding at
  December 31, 1993         2,984               $30.14

1994 Activity:
Granted                       787               $31.27
Exercised                    (132)              $24.88
Forfeited                     (48)              $32.96
                            -----
Outstanding at
  December 31, 1994         3,591               $30.56

1995 Activity:
Granted                     1,029               $36.58
Exercised                    (728)              $26.74
Forfeited                     (29)              $34.95
                            -----
Outstanding at
  December 31, 1995         3,863               $32.85

1996 Activity:
Granted                       642               $44.57
Exercised                    (329)              $29.34
Forfeited                     (51)              $41.14
                            -----
Outstanding at
  December 31, 1996         4,125               $34.85
                            =====



           Options exercisable at December 31:
-------------------------------------------------------------
                     Number of Options    Weighted-average
                        (in thousands)      Exercise Price
-------------------------------------------------------------
1996                        2,524               $32.46
1995                        1,813               $32.10
1994                        1,695               $31.57

Weighted-average fair value of options
granted during the year:
-------------------------------------------------------------
1996                       $16.06
1995                       $13.26


              Options Outstanding at December 31, 1996
----------------------------------------------------------------------
                                   Weighted-average
                       Number of          Remaining   Weighted-average
       Range of          Options   Contractual Life           Exercise
Exercise Prices   (in thousands)            (years)              Price
----------------------------------------------------------------------
  $24 to $27             794              3.9              $24.91
  $31 to $34           1,935              6.0              $32.49
  $37 to $47           1,396              7.0              $43.76
                       -----
  $24 to $47           4,125              5.9              $34.85
                       =====


     Options Exercisable at December 31, 1996
---------------------------------------------------
                       Number of   Weighted-average
       Range of          Options           Exercise
Exercise Prices   (in thousands)              Price
---------------------------------------------------
  $24 to $27             794            $24.91
  $31 to $34           1,169            $32.32
  $37 to $47             561            $43.44
                       -----
  $24 to $47           2,524            $32.46
                       =====


If compensation cost for the Company's fixed stock option plans had been determined based on fair value at grant date for awards under the plans consistent with FAS 123, the Company's net earnings and earnings per share would have been reduced to the pro-forma amounts as follows:

(In millions, except per share data)            1996    1995
---------------------------------------------------------------
Net loss
        As reported                           $(41.1) $(140.2)
        Pro forma                              (46.3)  (142.4)

Primary loss per share
        As reported                             (.89)   (3.09)
        Pro forma                              (1.01)   (3.14)

Fully diluted earnings per share are not stated because they are greater than primary earnings per share.

The effect of applying FAS 123 as shown in the above pro-forma disclosures is not representative of the pro-forma effect on net earnings in future years because it does not take into consideration pro-forma compensation expense related to grants made prior to 1995.

44 FOUNDATIONS FOR GROWTH

The fair value of each option grant was estimated on the grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

                                1996           1995
---------------------------------------------------------
Dividend yield                   1.4%           1.7%
Expected volatility             21.0%          22.2%
Risk free interest rate          6.3%           6.5%
Expected option life             5.5 years      5.4 years

Dividend equivalent payments on outstanding stock options of $2.1 million, $2.1 million and $1.9 million were made in 1996, 1995 and 1994, respectively. Approximately 81% and 76% of the options granted in 1996 and 1995, respectively, were issued with dividend equivalents.

Under the 1993 Plan, the Company awarded 15,000 shares of restricted stock at $45.88 per share in 1996 and 25,000 shares of restricted stock at $46.50 per share in 1995. The 1996 restricted shares vest at the end of a five-year period if the Company achieves certain financial objectives. The 1995 restricted shares vest ratably each year over a five year period. The value of the restricted stock issued was recorded as deferred compensation and is being amortized to compensation expense ratably over a five year period from the award date.

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

Components of the Company's net periodic pension cost/(credit) are as follows:

(In millions)                    1996     1995     1994
---------------------------------------------------------
Service cost                    $25.7   $ 26.5    $29.2
Interest cost                    74.1     65.9     62.5
Actual return on assets        (152.4)  (191.3)    (5.8)
Net amortization and deferral    51.9     99.2    (84.6)
                               ------   ------    -----
Net periodic pension
  cost/(credit)                 $ (.7)  $   .3    $ 1.3
                               ======   ======    =====


The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheet at December 31:

(In millions)                             1996     1995
----------------------------------------------------------
Actuarial present value
  of benefit obligations:
  Vested benefit obligation            $  948.6  $ 851.1
  Nonvested benefit obligation             45.6     51.6
                                       -------- --------
  Accumulated benefit obligation          994.2    902.7
  Effect of projected pay increases        91.4    125.6
                                       -------- --------
Projected benefit obligation            1,085.6  1,028.3
Plan assets at fair market value        1,160.5  1,066.2
                                       -------- --------
Plan assets in excess of
        projected obligations              74.9     37.9
Unrecognized prior service cost            18.3     21.0
Unrecognized net gain                     (98.1)    (7.6)
Unrecognized net assets at transition,
        net of amortization               (60.7)   (72.0)
                                       -------- --------
Net pension liability                    $(65.6)  $(20.7)
                                       ======== ========

The assumptions used by the Company which have a significant effect on the amounts reported for pension accounting as of December 31 were as follows:

                                      1996    1995    1994
-------------------------------------------------------------
Weighted average discount rate        7.5%    7.1%    8.4%
Weighted average rate of increase
  in compensation levels              5.0%    5.0%    5.4%
Expected long-term rate of
  return on assets                    8.9%    8.8%    9.3%

In 1988, the Company's Board of Directors approved the Polaroid ESOP primarily for the benefit of its domestic employees (see Notes 8 and 9). The number of shares available for allocation to individual accounts in any period is based on principal and interest payments made on the ESOP loan. Amounts charged to expense represent the amount of principal repayment on the ESOP loan less dividends paid on unallocated shares. Amounts charged to expense for this plan were $38.7 million, $34.3 million and $31.2 million in 1996, 1995, and 1994, respectively.

The Company currently provides certain health and life insurance benefits to eligible retired employees. Substantially all domestic employees who retire from the Company, and meet the minimum age and service requirements of 55 and 10 years, respectively, become eligible for these benefits. The plans are currently unfunded and may be modified in accordance with the terms of the plan documents. The Company funds these benefits on a pay-as-you-go basis. Eligible retirees under age 65 are required to contribute to the cost of their health care benefits. Upon reaching age 65, eligible retirees' health care benefit coverage is coordinated with Medicare. In 1995, the Company established an amount it would contribute toward the cost of the retirees' selected

                                                       FOUNDATIONS FOR GROWTH 45
medical plan coverage. The Company intends to annually review the amount it contributes toward this coverage and will, at its option, make adjustments to this amount based on several considerations including financial factors, inflation of medical costs and other relevant factors. Eligible retirees are not required to contribute to the cost of their life insurance benefits. Employees of most of the Company's subsidiaries outside of the United States are covered by government programs.

Components of the Company's net periodic postretirement benefit cost are as follows:

(In millions)           1996     1995      1994
--------------------------------------------------
Service cost          $  6.4   $  8.7    $ 13.1
Interest cost           14.8     17.6      18.3
Amortization           (11.0)    (6.1)      (.6)
                      ------   ------    ------
Net periodic postretirement
  benefit cost        $ 10.2   $ 20.2    $ 30.8
                      ======   ======    ======

The following table sets forth the status of the plan and amounts recognized in the Company's consolidated balance sheet at December 31:


(In millions)                                        1996        1995
------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
  Retirees                                         $140.8       $90.4
  Fully eligible active plan participants            32.8        68.9
  Other active plan participants                     36.5        47.0
                                                  -------     -------
Total accumulated postretirement
  benefit obligation                                210.1       206.3
Plan assets at fair market value                       --          --
                                                  -------     -------
Accumulated obligation in excess
  of plan assets                                   (210.1)     (206.3)
Unrecognized net gain                               (16.4)      (11.6)
Unrecognized prior service cost                     (39.8)      (50.8)
                                                  -------     -------
Net postretirement benefit liability              $(266.3)    $(268.7)
                                                  =======     =======

The Accumulated Postretirement Benefit Obligation (APBO) at December 31, 1996 and 1995 was determined using a discount rate of 7.5% and 7.0%, respectively. The assumed health care cost trend rate used in measuring the APBO at December 31, 1996 and 1995 was 10% and 11%, respectively, declining gradually to an ultimate rate of 6% in 2003. These trend rates reflect the Company's current experience and expectation that future rates will decline. The assumptions used above have a significant effect on the amounts reported. If the health care cost trend rate assumptions were increased by 1% each year, the APBO as of December 31, 1996 and 1995 would increase by approximately $6.7 million and $4.1 million, respectively. The effect of a 1% increase on the aggregate of service and interest cost for 1996 and 1995 would have been an increase of approximately $.8 million and $4.5 million, respectively.

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

The estimated present value of future benefits under the Directors' Retirement Plan is accrued annually based on credited service up to the participants' actual retirement dates and is charged to expense. For the years 1996, 1995 and 1994, $.3 million, $.2 million and $.3 million, respectively, was charged to expense for current years' service.

12. Rental Expense and Lease Commitments

Minimum annual rental commitments at December 31, 1996, under noncancelable leases, principally for real estate, are payable as follows:

(In millions)
----------------------------------------
1997                            $16.3
1998                             13.6
1999                              9.2
2000                              4.4
2001                              3.2
2002 and thereafter               4.6
                                -----
Total minimum lease payments    $51.3
                                =====

Minimum payments have not been reduced by minimum sublease rentals of $2.1 million due in the future under noncancelable subleases.

Many of the leases contain renewal options and some contain escalation clauses which require payments of additional rent to the extent of increases in the related operating costs.

Rental and lease expenses consisted of the following:

(In millions)          1996    1995    1994
----------------------------------------------
Minimum rentals       $25.8   $26.4   $25.6
Contingent rentals      2.0     8.8     5.3
                      -----   -----   -----
Total                 $27.8   $35.2   $30.9
                      =====   =====   =====

Sublease income amounted to $1.1 million in 1996, $1.4 million in 1995 and $1.8 million in 1994.

46 FOUNDATIONS FOR GROWTH

13. Business

Nature of Operations

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

Segments of Business

During 1996, 1995 and 1994 sales to one customer, Wal-Mart Stores, Inc., amounted to 11.9%, 10.9%, and 13.7%, respectively, of the Company's total sales.

Intercompany sales between geographic areas are accounted for at prices representative of unaffiliated party transactions.

The following table shows certain financial information relating to the Company's operations in various geographic areas:

Geographic Areas

                                      Years ended December 31,
(In millions)                   1996         1995         1994
------------------------------------------------------------------
Sales
United States
  Customers                   $1,060.3     $1,019.0     $1,160.3
  Intercompany                   445.7        479.4        496.3
                              --------     --------     --------
                               1,506.0      1,498.4      1,656.6
                              --------     --------     --------
Europe
  Customers                      663.6        738.8        704.6
  Intercompany                   397.1        368.1        347.1
                              --------     --------     --------
                               1,060.7      1,106.9      1,051.7
                              --------     --------     --------

Asia Pacific, Canada, Latin
 and South America
  Customers                      551.3        479.1        447.6
  Intercompany                   113.5        123.3         83.5
                              --------     --------     --------
                                 664.8        602.4        531.1
                              --------     --------     --------
    Eliminations                (956.3)      (970.8)      (926.9)
                              --------     --------     --------
Net sales                     $2,275.2     $2,236.9     $2,312.5
                              ========     ========     ========

Profits
  United States               $   13.8     $ (179.4)    $  100.8
  Europe                          19.0         20.6         81.8
  Asia Pacific, Canada,
   Latin and South America        25.0         24.4         45.2
  General corporate expense      (13.3)       (19.4)       (13.0)
  Eliminations                     7.3         (4.0)       (14.5)
                              --------     --------     --------
Profit/(loss) from operations     51.8       (157.8)       200.3
  Other income/(expense)         (20.6)       (43.6)       (39.6)
                              --------     --------     --------
Earnings/(loss) before income
 tax expense/(benefit)        $   31.2     $ (201.4)    $  160.7
                              ========     ========     ========

Assets
  United States               $1,490.0     $1,526.1     $1,480.5
  Europe                         659.8        669.9        613.8
  Asia Pacific, Canada,
   Latin and South America       279.9        258.4        248.1
  Corporate assets (cash, cash
   equivalents and short-term
   investments)                   78.3         83.1        228.9
  Eliminations                  (306.4)      (275.7)      (254.6)
                              --------     --------     --------
Total assets                  $2,201.6     $2,261.8     $2,316.7
                              ========     ========     ========

                                                       FOUNDATIONS FOR GROWTH 47

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

Due to a wide range of estimates with regard to response costs at these sites and various other uncertainties, the Company cannot firmly establish its ultimate liability concerning these sites. In each case in which the Company is able to determine the likely exposure, such amount has been included in the Company's reserve for environmental liabilities. Where a range of comparably likely exposures exists, the Company has included in its reserve the minimum amount of the range. The Company's aggregate reserve for these liabilities as of December 31, 1996 and 1995 was $4.0 million and $5.2 million, respectively. The Company currently estimates that the majority of the $4.0 million amount reserved for environmental liabilities on December 31, 1996 will be payable over the next two to three years. The Company's analysis of data which underlies its establishment of this reserve is undertaken on a quarterly basis. The reserve for such liability does not provide for associated litigation costs, which, if any, are expected to be inconsequential in comparison with the amount of the reserve. The Company will continue to accrue in its reserve such amounts as management believes appropriate from time to time as circumstances warrant. This reserve does not take into account potential recoveries from third parties.

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

15. Subsequent Events

On January 14, 1997, the Company issued $300.0 million debt securities consisting of $150.0 million 7 1/4% Notes due January 15, 2007 (the 2007 Notes) and $150.0 million 6 3/4% Notes due January 15, 2002 (the 2002 Notes) to refinance existing debt. The 2007 Notes were placed with a discount, at a price of 99.43% of par with a yield of 7.33%. The 2002 Notes were placed with a discount, at a price of 99.53% of par with a yield of 6.86%. The net proceeds from the sale of the Notes were used primarily for the payment of $150.0 million principal amount of the Company's 7 1/4% Notes due January 15, 1997 and to exercise its right to the repurchase of the remaining principal amount of the $139.5 million 8% Subordinated Convertible Debentures due 2001. The balance of the net proceeds will be used for general corporate purposes.

16. Supplementary Financial Information

The section on pages 49-51 entitled Supplementary Financial Information has not been audited by the Company's independent auditors. Those auditors have, however, made a limited review of the 1996 and 1995 quarterly data on page 49 in accordance with standards established by the American Institute of Certified Public Accountants and that information is incorporated herein by reference. Since the Company's independent auditors did not audit the Company's quarterly data for either year, they express no opinion on such data.

48 FOUNDATIONS FOR GROWTH

Quarterly Financial Data (Unaudited)

Polaroid Corporation and Subsidiary Companies

(In millions, except per share and stock price data)
1996                                             First      Second      Third    Fourth        Year
-------------------------------------------------------------------------------------------------------
Net Sales                                      $ 461.1     $ 581.6    $ 569.1   $ 663.4   $ 2,275.2
Restructuring and other                          110.0          --         --        --       110.0
Special charges                                     --          --         --      33.0        33.0
Profit/(loss) from operations                   (105.5)       56.1       65.3      35.9        51.8
Earnings/(loss) before extraordinary item        (60.7)       28.5       34.2      13.0        15.0
Extraordinary item                                  --       (54.5)        --      (1.6)      (56.1)
Net earnings/(loss)                              (60.7)      (26.0)      34.2      11.4       (41.1)
Primary earnings/(loss) per common share
  Earnings/(loss) before extraordinary item      (1.33)        .63        .74       .28         .32
  Extraordinary item                                --       (1.20)        --      (.03)      (1.21)
                                               -------     -------    -------   -------   ---------
  Net earnings/(loss)                            (1.33)       (.57)       .74       .25        (.89)
Fully diluted earnings per common share              *           *        .71         *           *
Cash dividends per common share                    .15         .15        .15       .15         .60
Stock prices**
  High                                           48.13       47.13      45.88     45.00       48.13
  Low                                            41.13       43.00      42.00     39.38       39.38

1995                                             First      Second      Third    Fourth        Year
-------------------------------------------------------------------------------------------------------
Net Sales                                      $ 409.6     $ 572.5    $ 580.0   $ 674.8   $ 2,236.9
Restructuring and other                           77.0          --         --     170.0       247.0
Profit/(loss) from operations                   (108.6)       41.1       50.3    (140.6)     (157.8)
Net earnings/(loss)                              (75.8)       22.9       23.7    (111.0)     (140.2)
Primary earnings/(loss) per common share         (1.66)        .50        .51     (2.44)      (3.09)
Fully diluted earnings per common share              *         .49        .50         *           *
Cash dividends per common share                    .15         .15        .15        .15        .60
Stock prices**
        High                                     35.25       43.88      44.88      49.25      49.25
        Low                                      29.00       33.00      38.88      38.75      29.00

Stockholders of record as of January 31, 1997.......10,742

* Fully diluted earnings per common share are not disclosed because they are greater than primary earnings per common share.
** Recorded on the New York Stock Exchange Composite.

                                                       FOUNDATIONS FOR GROWTH 49

Ten Year Financial Summary (Unaudited)

Polaroid Corporation and Subsidiary Companies

Years ended December 31
(Dollars amounts in millions,
except per share data)                     1996            1995            1994
--------------------------------------------------------------------------------
Consolidated Statement of Earnings
Net sales
        United States                  $1,060.3        $1,019.0        $1,160.3
        International                   1,214.9         1,217.9         1,152.2
                                       --------        --------        --------
Total net sales                         2,275.2         2,236.9         2,312.5
                                       --------        --------        --------
        Cost of goods sold              1,283.8         1,298.6         1,324.2
        Marketing, research,
         engineering and
         administrative
         expenses                         796.6           849.1           788.0
        Restructuring and other           110.0           247.0              --
        Special Charges                    33.0              --              --
                                       --------        --------        --------
Total costs                             2,223.4         2,394.7         2,112.2
                                       --------        --------        --------
Profit/(loss) from operations              51.8          (157.8)          200.3
                                       --------        --------        --------
        Litigation settlement,
         net of employee
         incentives                          --              --              --
        Other income                       26.8             8.5             7.0
        Interest expense                   47.4            52.1            46.6
                                       --------        --------        --------
Earnings/(loss) before income
 tax expense/(benefit)                     31.2          (201.4)          160.7
        Federal, state and
         foreign income tax
         expense/(benefit)                 16.2           (61.2)           43.5
                                       --------        --------        --------
Earnings/(loss) before
 extraordinary item and
 cumulative effect of changes
 in accounting principle               $   15.0        $ (140.2)       $  117.2
                                       ========        ========        ========

Net earnings/(loss)                    $  (41.1)       $ (140.2)       $  117.2
                                       ========        ========        ========

        Primary earning/(loss)
         per common share
         before extraordinary
         item and cumulative
         effect of changes in
         accounting principles         $    .32        $  (3.09)       $   2.49
        Primary earnings/(loss)
         per common share              $   (.89)       $  (3.09)       $   2.49
        Fully diluted earnings
         per common share**            $     --        $     --        $   2.42
        Cash dividends per
         common share                  $    .60        $    .60        $    .60
        Common shares
         outstanding at end
         of year (in
         thousands)                      44,819          45,533          45,998

Selected Balance Sheet
 Information
        Working capital                $  623.3        $  730.3        $  879.7
        Net property, plant
         and equipment                    666.2           691.0           747.3
        Total assets                    2,201.6         2,261.8         2,316.7
        Long-term debt                    489.9           526.7           566.0
        Redeemable preferred
         stock equity                        --              --              --
        Common stockholders'
         equity                           658.2           717.7           864.4

Other Statistical Data
        Additions to property,
         plant and equipment           $  121.8        $  167.9        $  146.7
        Depreciation                   $  118.3        $  132.7        $  118.2
        Payroll and benefits           $  641.2        $  709.3        $  720.6
        Number of employees, end
         of year                         10,046          11,662          12,104
        Return on average common
         stockholders' equity***           (6.2)%         (17.8)%          14.7%


  * Restated for FAS 96.
 ** Fully diluted earnings per common share are not disclosed for 1996, 1995, 1993 and years prior to 1991 because they are either greater than primary earnings per common share or they do not include dilutive securities.
*** 1993 is shown prior to the cumulative effects of FAS 106, 109 and 112.

50 FOUNDATIONS FOR GROWTH

    1993        1992         1991          1990        1989         1988         1987*
---------------------------------------------------------------------------------------
$ 1,178.8    $ 1,145.7    $ 1,113.6    $ 1,058.3    $ 1,091.8    $ 1,048.3    $ 1,009.3
  1,066.1      1,006.6        957.0        913.4        812.9        814.6        754.6
---------     --------    ---------    ---------    ---------    ---------    ---------
  2,244.9      2,152.3      2,070.6      1,971.7      1,904.7      1,862.9      1,763.9
---------     --------    ---------    ---------    ---------    ---------    ---------

  1,296.5      1,178.0      1,082.5      1,011.8        966.0      1,003.1        956.2
    763.0        760.5        741.5        675.6        634.5        686.0        653.9
     44.0           --           --           --         40.5        151.9           --
       --           --           --           --           --           --           --
---------     --------    ---------    ---------    ---------    ---------    ---------

  2,103.5      1,938.5      1,824.0      1,687.4      1,641.0      1,841.0      1,610.1
---------     --------    ---------    ---------    ---------    ---------    ---------

    141.4        213.8        246.6        284.3        263.7         21.9        153.8
---------     --------    ---------    ---------    ---------    ---------    ---------

       --           --        871.6           --           --           --           --
      8.2          7.8         23.4         15.0         35.1         28.0         16.7
     47.9         58.5         58.4         81.3         86.2         29.0         15.0
---------     --------    ---------    ---------    ---------    ---------    ---------

    101.7        163.1      1,083.2        218.0        212.6         20.9        155.5
     33.8         64.1        399.5         67.0         67.6         43.5         30.3
---------     --------    ---------    ---------    ---------    ---------    ---------

$    67.9     $   99.0    $   683.7    $   151.0    $   145.0    $   (22.6)   $   125.2
=========     ========    =========    =========    =========    =========    =========

$   (51.3)    $   99.0    $   683.7    $   151.0    $   145.0    $   (22.6)   $   125.2
=========     ========    =========    =========    =========    =========    =========



$    1.45     $   2.06    $   12.54    $    2.20    $    1.96    $    (.34)   $    2.02
$   (1.10)    $   2.06    $   12.54    $    2.20    $    1.96    $    (.34)   $    2.02
$      --     $   2.02    $   10.88           --           --           --           --
$     .60     $    .60    $     .60    $     .60    $     .60    $     .60    $     .60
   46,806       46,668       48,919       50,070       52,110       71,635       61,918


$   826.7     $  778.5    $   684.7    $   600.7    $   635.2    $   946.4    $   623.4
    718.2        657.3        549.4        461.0        430.9        433.8        395.6
  2,212.3      2,008.1      1,889.3      1,701.3      1,776.7      1,957.2      1,599.4
    602.3        637.4        471.8        513.8        602.2        402.3           --
       --           --           --        348.6        321.9           --           --
    767.3        808.9        772.9        207.7        148.8      1,011.5      1,048.2


$   165.6     $  201.5    $   175.8    $   120.9    $    94.5    $   127.0    $   116.6
$   100.3     $   89.1    $    85.5    $    87.2    $    87.4    $    81.9    $    75.7
$   699.2     $  670.2    $   690.6    $   587.6    $   546.7    $   725.9    $   585.0
   12,048       12,359       12,003       11,768       11,441       11,613       13,662
      9.3%        12.7%       148.6%        63.3%        33.5%        (2.2)%       12.5%

                                                       FOUNDATIONS FOR GROWTH 51

Directors

Gary T. DiCamillo/1/
Chairman and
Chief Executive Officer

Ralph E. Gomory/1,2,5/
President,
Alfred P. Sloan Foundation

Frank S. Jones/2,3,5/
Distinguished Leadership Professor,
Morehouse College

John W. Loose/3,5/
President,
Corning Communication, Corning Inc.

Albin F. Moschner/2,5/
Vice Chairman,
DIBA Inc.

Henry Necarsulmer/1,2,5,6/
Consultant, Lehman
Brothers Inc.

Kenneth H. Olsen/1,4,5/
Chairman,
Advanced Modular
Solutions, Inc.

Ronald F. Olsen
Technical Specialist,
Polaroid Corporation

Lester Pollack/3,4,5,6/
Senior Managing Director,
Corporate Advisors, L.P.
Managing Director,
Centre Partners
Management L.L.C.

Charles P. Slichter/1,4,5,6/
Center for Advanced Study
Professor of Physics
and Chemistry,
University of Illinois

Ralph Z. Sorenson/2,3,5/
Professor Emeritus,
University of Colorado

Delbert C. Staley/2,3,5/
Retired Chairman and
Chief Executive Officer,
Nynex Corporation

Bernee D.L. Strom/3,5/
President and Chief
Executive Officer,
USA Digital Radio
Partners, LP

Alfred M. Zeien/3,4,5/
Chairman and Chief
Executive Officer,
The Gillette Company

/1/ Member, Executive Committee (Gary T. DiCamillo, Chairman)
/2/ Member, Audit Committee (Henry Necarsulmer, Chairman)
/3/ Member, Human Resources Committee (Delbert C. Staley, Chairman)
/4/ Member, Committee on Directors (Alfred M. Zeien, Chairman)
/5/ Member, Committee of Outside Directors
/6/ Will not be standing for re-election to the Board of Directors at the company's 1997 annual meeting

Officers

Gary T. DiCamillo
Chairman and
Chief Executive Officer

Henry Ancona
Executive Vice President

William J. O'Neill, Jr.
Executive Vice President and Chief Financial Officer

Serafino Posa
Executive Vice President

Carole J. Uhrich
Executive Vice President

Robert M. Delahunt
Senior Vice President

Thomas M. Lemberg
Senior Vice President,
General Counsel and Secretary

Satish C. Agrawal
Group Vice President

James R. Barron
Vice President

F. Richard Cottrell
Vice President and
Senior Engineering and
Research Fellow

Chris A. De Bleser
Vice President

Fawwaz N. Habbal
Vice President and
Senior Engineering and
Research Fellow

John R. Jenkins
Vice President

Paul E. Lambert
Vice President and
Program Fellow

Michael J. LeBlanc
Vice President

Samuel H. Liggero
Vice President and
Program Fellow

Carl L. Lueders
Vice President and Controller

Tadaaki Masuda
Vice President

Robert S. Murray
Vice President

Jeremiah J. Noonan
Vice President

Ralph M. Norwood
Vice President and Treasurer

Joseph G. Parham, Jr.
Vice President

Norman H. Perrault
Vice President

Leonard Polizzotto
Vice President

Brian D. Poggi
Vice President

J. Samuel Ridley
Vice President

Marian J. Stanley
Vice President

52 FOUNDATIONS FOR GROWTH

Stockholder Information

Annual Meeting
The Annual Meeting of Polaroid Corporation stockholders will be held on Tuesday, May 6, 1997 at 4 p.m. at the Museum of Science, Cahners Theater, Boston, Massachusetts 02114-1099.

Executive Office
549 Technology Square
Cambridge, Massachusetts 02139
(617) 386-2000

Investor Relations
575 Technology Square
Cambridge, Massachusetts 02139
(617) 386-6589

Independent Auditors
KPMG Peat Marwick LLP
99 High Street
Boston, Massachusetts 02110

Transfer Agent and Registrar for Common Stock
The First National Bank of Boston
c/o Boston EquiServe L.P.
Shareholder Services
Post Office Box 8040
Boston, MA 02266-8040
(617) 575-3170 or 1-800-730-4001

Stock Exchange Listings for Common Stock
New York Stock Exchange
Pacific Stock Exchange

Annual Report on Form 10-K
A copy of Polaroid's Annual Report on Form 10-K to the Securities and Exchange Commission may be obtained without charge by contacting Polaroid's Transfer Agent as listed above.

Dividend Reinvestment Plan
A Dividend Reinvestment Plan is available to stockholders of Polaroid Corporation. Additional information and an authorization card may be obtained by contacting Polaroid's Transfer Agent as listed above.

Internet Address
http://www.polaroid.com

CP-80, CP-90, DryJet, Dry Tech, Imagix, Inkognito, Live for the Moment, OneStep, Palette, PDC, Polacolor, Polaroid, Polaroid Macro, Polaroid Make-A-Memory, Polaroid Make-A-Print, Polaroid PhotoPad, Polaview, See What Develops, SprintScan, Studio Express, Studio Polaroid, The Dry Prepress by Polaroid and XOOR are trademarks of Polaroid Corporation.

EVA is a trademark of Stern, Stewart and Company.

All other product names may be the property of their respective owners.

The text pages of this Annual Report are printed on paper made from 50 percent recovered materials, minimum 20 percent post-consumer waste content. Recycling efforts of Polaroid Corporation employees produced a portion of the post-consumer material. The cover was printed on recycled paper containing 10 percent post-consumer waste.