Form 10-K, Exhibit 13
period 1997-12-31
POLAROID CORP
filed 1998-03-30
CIK 79326

Exhibit 13


FINANCIAL REVIEW

Polaroid Corporation and Subsidiary Companies

   21 Management's Discussion and Analysis of Operations
   29 Independent Auditors' Report
   29 Management's Report

FINANCIAL STATEMENTS:
   30 Consolidated Statement of Earnings
   31 Consolidated Balance Sheet
   32 Consolidated Statement of Cash Flows
   33 Consolidated Statement of Changes in
         Common Stockholders' Equity

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS:
   34 1.  Summary of Significant Accounting Policies
   36 2.  Supplemental Information
   37 3.  Financial Instruments
   39 4.  Income Taxes
   40 5.  Inventories
   40 6.  Short-term Debt
   41 7.  Payables and Accruals
   41 8.  Long-term Debt
   42 9.  Common Stockholders' Equity
   42 10. Incentive Compensation and Stock Incentive Plans
   44 11. Benefit Plans
   46 12. Rental Expense and Lease Commitments
   47 13. Business
   48 14. Contingencies
   48 15. Supplementary Financial Information

SUPPLEMENTARY FINANCIAL INFORMATION:
   49 Quarterly Financial Data
   50 Ten-Year Financial Summary


Polaroid Annual Report 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

The following table summarizes the relation to net sales of income and expense items included in the Consolidated Statement of Earnings for 1997, 1996 and 1995.

                                                        Income and Expense Items
                                                        as a Percent of Net Sales
----------------------------------------------------------------------------------------
Income and Expense Items                                       1997     1996     1995
----------------------------------------------------------------------------------------
Net Sales:
   United States                                                 50%      47%      46%
   International                                                 50       53       54
----------------------------------------------------------------------------------------
Total net sales                                                 100      100      100
Cost of goods sold                                               57       56       58
Marketing, research, engineering and administrative expenses     35       35       38
Restructuring and other expenses                                 15        5       11
Special charges                                                  --        2       --
----------------------------------------------------------------------------------------
Profit/(loss) from operations                                    (7)       2       (7)
Other income                                                     --        1       --
Interest expense                                                  2        2        2
----------------------------------------------------------------------------------------
Earnings/(loss) before income tax expense/(benefit)              (9)       1       (9)
Federal, state and foreign income tax expense/(benefit)          (3)      --       (3)
----------------------------------------------------------------------------------------
Earnings/(loss) before extraordinary item                        (6)       1       (6)
Extraordinary item                                               --       (3)      --
----------------------------------------------------------------------------------------
Net loss                                                         (6)%     (2)%     (6)%
----------------------------------------------------------------------------------------


[Pie Charts - Page 21]
PERCENT OF WORLD SALES
                             1997           1996
U.S.                           50%            47%
Europe                         27%            29%
Asia Pacific, Canada,
  Latin and South America      23%            24%

[Bar Chart - Page 21]
PROFIT FROM OPERATIONS
          0        $50       $100      $150      $200       $250
1993*     xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
1994      xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
1995**    xxxxxxxxxxxxxxxxxxx
1996***   xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
1997****  xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

   * Excludes impact of $44 million of expenses related to restructuring and other charges.
  ** Excludes impact of $247 million of expenses  related to  restructuring  and other charges.
 *** Excludes impact of $110 million of expenses  related to  restructuring  and other charges and $40 million of special charges.
**** Excludes impact of $340 million of expenses related to restructuring and other charges and $20 million of above normal inventory write-offs (which were unrelated to restructuring).

                                                 Polaroid Annual Report 1997

The Company often uses the following qualitative descriptors to explain its results of operations: "flat" indicates fluctuations of zero-to-one percent; "slight" is in the two-to-three percent range; "moderate" means four-to-ten percent; "significant" is in the eleven-to-twenty percent range; and "substantial" represents fluctuations greater than twenty percent.

1997 WORLDWIDE RESULTS COMPARED WITH 1996
Worldwide sales of Polaroid Corporation and its subsidiaries decreased 6% to $2.15 billion in 1997 compared with $2.28 billion in 1996, primarily because of the strengthening of the U.S. dollar and lower sales in Russia and China. Worldwide shipments of instant film in 1997 decreased moderately compared to 1996. The Company sold 5.1 million cameras in both 1997 and 1996, but excluding Russia, 1997 camera shipments increased moderately compared to 1996. (In addition, worldwide shipments of conventional film in 1997 increased significantly while videotape shipments were significantly lower in 1997 than 1996.)

Sales in the United States were $1.06 billion in both 1997 and 1996. In 1997, U.S. shipments of instant cameras increased significantly and shipments of instant film were flat compared to 1996. Conventional film shipments increased substantially while shipments of videotapes decreased significantly in 1997 compared with last year. In addition, in 1997, sales reflected a reduction of approximately $10 million in licensing income.

International sales in 1997 decreased 11% to $1.08 billion compared to $1.21 billion in 1996. The decline was primarily due to the strengthening of the U.S. dollar and lower sales in Russia and China. International shipments of instant cameras decreased significantly and instant film shipments decreased moderately in 1997 compared to 1996. The decline in international shipments of instant cameras was primarily due to declines in Russia, while the decrease in international shipments of film was due to shortfalls in Russia and China.

Gross margin, as a percent of sales, decreased to 43% for 1997 from 44% in 1996. Excluding inventory write-offs related to restructuring and other special charges ($17 million in 1997 and $7 million in 1996) and the above normal inventory write-offs recorded in the fourth quarter of 1997 of approximately $20 million (which were unrelated to restructuring), gross margin was 44% in both 1997 and 1996.

Marketing, research, engineering and administrative expenses declined to $752 million in 1997 from $797 million in 1996. This decline was primarily a result of a reduction in digital imaging spending, a stronger U.S. dollar and lower incentive payments offset in part by an increase in spending primarily in marketing and research and engineering expenses. In both years, overhead as a percent of sales totaled 35%.

In December 1997, the Company announced a broad-based program to streamline operations and enhance earnings by consolidating and selling manufacturing facilities and reducing its corporate overhead structure. The total pre-tax expenses recorded in the fourth quarter of 1997 for restructuring and other charges related to this program were $340 million. Of this amount, $17 million represented inventory write-downs which were included in cost of goods sold.

The 1997 restructuring and other charges included approximately $150 million related to an involuntary severance program under which approximately 1,800 employees will leave the Company (approximately 40% from manufacturing and 60% from non-manufacturing jobs) over approximately 18 months. Most of the cash severance payments related to this program are expected to be paid by the end of 1999. No cash payments were made under the program in 1997.

The remainder of the restructuring and other charges of $190 million primarily relates to the write-down of assets. Approximately $106 million of this amount was related to the write-down of the Company's underutilized New Bedford coating facility to an independently determined fair value of approximately $18 million. The Company is considering several strategic options for future use of this facility, including an outright sale. In addition, approximately $22 million was for the write-off of battery assembly equipment which is not required to support the Company's anticipated production requirements. The restructuring and other charges also included approximately $26 million related to the Company's underutilized chemical manufacturing facility in Freetown, Mass., that it intended to sell to International Specialties Products, Inc. (ISP) (and which was actually sold in February 1998). Under the terms of the agreement to sell this facility, the Company entered into a long-term supply agreement with ISP to purchase certain specialty chemicals used to manufacture the Company's instant film. The remainder of these write-downs related primarily to other assets which are no longer required and will ultimately be disposed of and inventory write-downs related to restructured operations.

In 1996, restructuring and other special charges totaled $150 million pre-tax of which $110 million was recorded in the first quarter of 1996 and $40 million was recorded in the fourth quarter of 1996.

In 1997, the Company incurred an operating loss of $159 million compared with a profit from operations of $52 million in 1996. Excluding restructuring and other special charges and the above normal inventory write-offs (which were unrelated to restructuring), the profit from operations would have been $201 million versus $202 million in 1997 and 1996, respectively. Compared with last year, the


Polaroid Annual Report 1997

Company was adversely affected by foreign exchange, lower volume in Russia and China and lower licensing income. These factors were offset in part by reductions in digital losses of approximately $42 million and savings and efficiencies from prior period restructuring programs.

Other income was $15 million in 1997 compared to $27 million in 1996, while interest expense increased to $48 million in 1997 compared to $47 million in 1996. In 1997, other income includes a $16 million gain primarily attributable to the change in the Company's method of applying Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" (FAS 52) for translating the financial results of most of its foreign subsidiaries from dollar functional to local currency functional. The change was adopted because of the Company's new operational and financial structure in Europe and the increased globalization of the Company's manufacturing since the initial adoption of FAS 52 in 1981. In 1997, other income also includes a gain on a real estate sale of $19 million and a donation valued at $19 million to endow charitable giving. Other income in 1996 includes a $23 million gain on the sale of real estate.

For the full year 1997, the effective tax rate was 34%, compared with 52% for 1996. The decrease in the effective tax rate was primarily a result of the change in the Company's method of applying FAS 52 and the change in its operational structure. For purposes of determining the after-tax restructuring and other special charges, the Company assumed a tax rate of 34% in 1997 and 40% in 1996 to calculate the tax benefit.

In 1996, the Company recorded an extraordinary loss of $56.1 million (net of a tax benefit of $1.5 million) related to two transactions associated with the Company's $140 million 8% Subordinated Convertible Debentures (the "Debentures"). In June 1996, the Company purchased the conversion rights for $53.8 million and redeemed $.5 million of principal of the Debentures. This transaction was determined to be a substantive modification of the terms of the Debentures and was accounted for as an extinguishment of debt and the issuance of new debt. The cost of the conversion rights and the amount of the fair value of the new debt over the carrying value of the extinguished debt was recorded as an extraordinary loss of $54.5 million (net of a tax benefit of $.4 million) in the second quarter of 1996. As the holder of the conversion rights, the Company could have redeemed the Debentures at any time on or before September 30, 1998. If the Debentures had not been redeemed by the Company by September 30, 1998, the conversion rights would have reverted to the holders of the Debentures. In December 1996, the Company gave irrevocable notice that it was repurchasing the remaining $139.5 million of principal of the Debentures. The repurchase cost over the carrying value of the Debentures was recorded as an extraordinary loss of $1.6 million (net of a tax benefit of $1.1 million) in the fourth quarter of 1996. This transaction closed in January 1997.

Including restructuring and other special charges totaling $340 million in 1997 and $150 million in 1996 and the extraordinary item, the Company recorded a net loss of $127 million, or $2.81 basic loss per common share in 1997 compared to a net loss of $41 million, or $.90 basic loss per common share in 1996. Diluted loss per common share was the same as the basic loss per common share in 1997 and 1996. Excluding restructuring and other charges, the above normal inventory write-offs (which were unrelated to restructuring), the currency translation gain primarily attributable to the change in applying FAS 52 previously reported in the first quarter of 1997 and the related tax effects, net earnings in 1997 were $100 million, or $2.19 diluted earnings per common share. Excluding the extraordinary item, restructuring and other special charges, gains from real estate sales and the related tax effects, net earnings for 1996 were $91 million or $1.95 diluted earnings per common share.

1997 FOURTH QUARTER RESULTS
Worldwide sales for the fourth quarter of 1997 were $608 million, an 8% decrease compared with sales of $663 million in the fourth quarter of 1996. The principal reasons for this decrease were a stronger U.S. dollar, lower sales in China and a decline in sales in the U.S.

U.S. sales decreased 4% in the fourth quarter of 1997 to $321 million compared with $335 million in the same period last year. The decline was due in large part to lower sales volume in instant film. Shipments of instant film decreased moderately compared to 1996.

International sales decreased 13% from $329 million in the fourth quarter of 1996 to $287 million in the fourth quarter of 1997. International sales were adversely impacted primarily by the stronger U.S. dollar and sales declines in China. In addition, both instant camera and film shipments decreased moderately in international markets.

Gross margin, as a percent of sales, decreased to 36% for the fourth quarter of 1997 from 42% for the fourth quarter of 1996. Excluding inventory write-offs related to restructuring and other special charges ($17 million in 1997 and $7 million in 1996) and the above normal inventory write-offs of approximately $20 million (which were unrelated to restructuring), gross margin was 42% in the fourth quarter of 1997 compared to 43% in the fourth quarter of 1996. The primary reason for this decline was the stronger U.S. dollar, offset in part by improvements in manufacturing operations.

Marketing, research, engineering and administrative expenses were reduced to $190 million in the fourth quarter of 1997 from $208 million in the fourth quarter of 1996. The primary reasons for this decrease were a reduction in digital imaging spending, lower incentive payments and, to a lesser degree, the impact of foreign currency.


                                                 Polaroid Annual Report 1997

These amounts were offset in part by an increase in spending primarily in marketing and research and engineering expenses.

The loss from operations for the fourth quarter of 1997 was $294 million compared to an operating profit of $36 million in the fourth quarter of 1996. Excluding restructuring and other special charges and the above normal inventory write-offs (which were unrelated to restructuring), profit from operations was $66 million in the fourth quarter of 1997 versus $76 million in the fourth quarter of 1996. This decline is primarily the result of the impact of a stronger U.S. dollar and lower sales volume in China. These factors were offset in part by reductions in digital imaging losses.

Interest expense was $13 million in the fourth quarter of 1997 compared to $12 million in the same period of 1996.

The worldwide effective tax rate for the fourth quarter was 34% in 1997 and 47% in 1996. The decrease in the effective tax rate was primarily a result of the change in the Company's method of applying FAS 52 and the change in its operational structure. For purposes of determining the after-tax restructuring and other special charges, the Company assumed a tax rate of 34% and 40% in the fourth quarter of 1997 and 1996, respectively, to calculate the tax benefit.

Including restructuring and other special charges and the extraordinary item, the Company recorded a net loss of $203 million, or $4.51 basic loss per common share for the fourth quarter of 1997, compared to net earnings of $11 million, or $.25 basic earnings per common share in the same period of 1996. Diluted earnings or loss per common share was the same as the basic earnings or loss per common share in the fourth quarter of 1997 and 1996. Excluding the extraordinary item, restructuring and other special charges, the above normal inventory write-offs (which were unrelated to restructuring) and the related tax effects, net earnings in the fourth quarter of 1997 were $35 million, or $.76 diluted earnings per common share, compared with net earnings of $37 million, or a $.78 diluted earnings per common share in 1996.

1996 WORLDWIDE RESULTS COMPARED WITH 1995

Worldwide sales of Polaroid Corporation and its subsidiaries increased 2% to $2.28 billion in 1996 compared with $2.24 billion in 1995. In 1996, the Company sold 5.1 million cameras compared with 5.4 million cameras in 1995. Excluding camera shipments in Russia, 1996 camera shipments increased moderately compared to 1995. Worldwide shipments of instant film in 1996 increased slightly compared to 1995. Excluding instant film shipments in Russia, 1996 shipments increased in the mid-single digits compared to 1995. Conventional film shipments increased significantly and videotape shipments increased slightly in 1996 compared to 1995.

In 1996, sales in the United States were $1.06 billion, an increase of 4% compared to $1.02 billion in 1995. In 1996, U.S. shipments of instant cameras decreased moderately and shipments of instant film increased slightly compared to 1995. Sales in the U.S. in 1996 also includes $10 million to $20 million generated from licensing income on patents.

International sales in 1996 of $1.21 billion were comparable to international sales of $1.22 billion in 1995, despite the decline in sales in Russia and the negative impact of foreign currency translation. In 1996, sales in the European region decreased 10% to $664 million compared with $739 million in 1995, reflecting the substantial decrease in sales in Russia which more than offset increases in the rest of Europe. The Company's sales in Russia in 1996 decreased over 40% compared to 1995. In 1996, sales in the Asia Pacific, Canada, Latin and South America regions increased 15% to $551 million compared to $479 million in 1995 despite the negative impact of foreign currency translation, in particular, the yen.

Gross margin, as a percent of sales, increased to 44% for 1996 from 42% for 1995. The increase in gross margin in 1996 reflects the impact of savings from restructuring, favorable pricing on instant film, licensing income on patents and more cost-effective promotions.

Marketing, research, engineering and administrative expenses decreased to $797 million (35% of sales) in 1996 from $849 million in 1995 (38% of sales), primarily as a result of lower spending in research and engineering expenses. Research and engineering expenses were $116 million in 1996 compared to $166 million in 1995, a 30% decrease.

In 1996, pre-tax costs for restructuring and other special charges totaled $150 million of which $110 million was recorded in the first quarter of 1996 and $40 million was recorded in the fourth quarter of 1996. In 1995, pre-tax charges for restructuring and other expenses totaled $247 million.

The $110 million restructuring and other expenses in 1996 represented the balance of severance and pension enhancement costs and inventory write-downs related to the December 1995 restructuring program. The $110 million charge included approximately $55 million pre-tax costs related to the severance program. Additionally, approximately $45 million represented enhanced retirement benefits provided under the early retirement program that will be funded from the Company's pension plans and therefore has been reflected as a non-cash item on the Company's consolidated statement of cash flows.

The 1996 fourth quarter $40 million pre-tax cost included $25 million related to costs associated with the sale of the Company's Helios medical diagnostic imaging equipment


Polaroid Annual Report 1997
line and $15 million to write down parts and capital equipment under development for a printer project and other costs. Inventory write-offs of $7 million related to these matters were recorded in cost of goods sold, and $33 million was reported as special charges. The $33 million special charge reflects write-offs of fixed assets, severance and other costs.

Excluding restructuring and other special charges, operating profit for 1996 was $202 million compared to $89 million in 1995. The increase in operating profit primarily reflects the impact of savings from restructuring and lower losses in the Company's digital imaging businesses. Including restructuring and other special charges, operating profit was $52 million in 1996 compared to a loss from operations of $158 million in 1995.

Total losses in the Company's digital imaging businesses in 1996 declined approximately $60 million compared to total losses of approximately $190 million in 1995. Reduction of these losses was achieved through restructuring and the growth of new product revenue, particularly in the digital products arena with sales of LCD panels and projectors, the Company's PDC-2000 digital camera and color film recorders.

Other income was $27 million in 1996 compared with $9 million in 1995. This increase primarily reflected a $23 million gain on the sale of real estate partially offset by lower interest income. Included in other income was a foreign currency loss of $2 million from balance sheet translation in 1996 compared to a foreign currency loss of $3 million a year ago. Interest expense decreased to $47 million in 1996 from $52 million in 1995 primarily as a result of lower average borrowings and lower average interest rates.

For the full year 1996, the effective tax rate was 52%, compared with 30% for 1995. The increase in the effective tax rate was primarily a result of the adverse effect of the strengthening U.S. dollar on the international tax rate. For purposes of determining the after-tax cost of restructuring and other special charges, the Company assumed a tax rate of 40% in 1996 and 35% in 1995 to calculate the tax benefit. The net after-tax foreign currency exchange loss from balance sheet translation for the full year 1996 amounted to $.11 basic earnings per common share, compared with a $.03 basic loss per common share for 1995.

In 1996, the Company recorded an extraordinary loss of $56.1 million (net of a tax benefit of $1.5 million) related to the two transactions associated with the Debentures (as discussed under "1997 Worldwide Results Compared with 1996").

In 1996, the extraordinary item was a loss of $56 million or $1.23 basic loss per common share. Including restructuring and other special charges, gains from real estate sales, and the extraordinary item, the net loss in 1996 was $41 million, or $.90 basic loss per common share, compared with a net loss of $140 million, or $3.09 basic loss per common share in 1995. Diluted loss per common share was the same as basic loss per common share in 1996 and 1995. Excluding the extraordinary item and restructuring and other special charges, gains from real estate sales and the related tax effects, net earnings in 1996 were $91 million, or $1.95 diluted earnings per common share, compared with $20 million, or $.44 diluted earnings per common share for 1995.

FINANCIAL LIQUIDITY AND CAPITAL RESOURCES
At December 31, 1997, the Company's cash and cash equivalents and short-term investments amounted to $79 million compared to $78 million at December 31, 1996. Working capital decreased to $557 million at December 31, 1997 from $623 million at December 31, 1996. This decrease of $66 million was primarily a result of an increase in compensation and benefits liabilities associated with the 1997 involuntary severance program and short-term borrowings as well as a decline in inventories, largely due to write-offs. These decreases in working capital were offset by increases in prepaid taxes and reductions in payables and the current tax liability.

The primary sources for cash in 1997 were cash flows from operating activities and financing activities. This was offset by cash used for investing activities. The primary source for cash in 1996 was cash flows from operating activities which more than offset cash used in investing activities and financing activities.

In 1997, capital spending was $134 million and depreciation expense was $112 million. This compares with capital expenditures of $122 million and depreciation expense of $118 million in 1996. Capital expenditures in both 1997 and 1996 were primarily related to ongoing capital programs. In addition, in 1997 capital expenditures included increased spending for new products while 1996 included expenditures for the consolidation of the Company's coating facilities. Capital expenditures in 1998 are expected to be approximately $165 million.

In 1997, the Company made cash payments of $42 million under the December 1995 severance program which was substantially completed in 1997. Also in 1997, the Company expended approximately $30 million to purchase additional equity investments as part of the Helios transaction and to purchase foreign distributors, $57 million to repurchase the Company's common stock and paid $27 million in dividends to common stockholders.

In 1996, the Company made cash payments of $76 million under the December 1995 severance programs, purchased the conversion rights of the Debentures for $54 million, repurchased $44 million of the Company's common stock,


                                                 Polaroid Annual Report 1997
paid $27 million of dividends to common stockholders and reduced borrowings. In 1996, the Company also expended $28 million to purchase equity investments as part of the Helios transaction.

In March of 1997, the Company executed a $350 million credit agreement which provides committed funds for general corporate purposes. This agreement expires at the end of 2001. As of December 31, 1997, there were no borrowings under this facility. As of December 31, 1997, gross borrowings from the Company's international uncommitted lines of credit were $151 million while gross borrowings from the Company's U.S. uncommitted lines of credit were $91 million. Additional available, uncommitted lines of credit for U.S. and international operations were $99 million and $104 million, respectively, at December 31, 1997. As of December 31, 1996, gross borrowings from international uncommitted lines of credit were $125 million while there were no borrowings from the Company's U.S. uncommitted lines at that time. Additional available, uncommitted lines of credit for U.S. and international operations were $120 and $140 million, respectively, at December 31, 1996.

In November 1996, the Company filed a shelf registration with the Securities and Exchange Commission to sell up to $400 million in debt securities. When combined with an earlier filing, this filing provided the Company with a total of $500 million of debt securities eligible to be sold. In January 1997, the Company issued $300 million of debt securities consisting of $150 million 7.25% Notes due January 15, 2007 and $150 million 6.75% Notes due January 15, 2002 leaving a balance on the shelf of $200 million. The net proceeds from the sale of the notes were used primarily for the payment of $150 million principal amount of 7.25% Notes due January 15, 1997 and to repurchase the remaining principal amount of $139.5 million Debentures. The Company's available borrowing capacity is limited by certain debt covenants in the $350 million committed facility.

During 1997, the Company repurchased 1.3 million shares of its common stock for $57 million. In 1996, 1.1 million shares were repurchased for $44 million. On October 21, 1997, the Company's Board of Directors authorized a repurchase program for as many as 5 million shares, or 11% of outstanding shares over the next three years. This program includes approximately $30 million remaining from the $100 million common stock repurchase program approved by the Board of Directors in January 1995. As of December 31, 1997, up to approximately 4.0 million shares remain to be purchased under the current stock repurchase program. The Company may repurchase its common stock on the open market, in privately negotiated transactions or otherwise (which may include transactions with Polaroid stock option holders and with Polaroid retirement plans, including the employee stock ownership plan). The timing and amounts of any future purchases under this program depend upon many factors, including market conditions as well as the Company's business and financial condition.

The Company believes that its borrowing capacity and other existing corporate resources are adequate for at least the next twelve months to meet working capital needs, to fund planned capital expenditures, to pursue future growth opportunities and to fund other corporate requirements, including cash severance payments for the December 1997 restructuring program.

FOREIGN CURRENCY EXCHANGE
The Company generates a substantial portion of its revenues in international markets, which subjects its operations to the exposure of currency exchange fluctuations. The impact of currency fluctuations can be positive or negative in any given period. The Company's ability to counteract currency exchange movement is primarily dependent on pricing.

Effective January 1, 1997, the Company has determined that the local currency is the functional currency for most of its subsidiaries outside of the U.S. The U.S. dollar will continue to be the functional currency for subsidiaries in highly inflationary economies.

To minimize the adverse impact of currency fluctuations on net assets denominated in currencies other than the relevant functional currency (nonfunctional currencies), the Company may engage in nonfunctional currency-denominated borrowings. The Company determines the aggregate amount of such borrowings based on forecasts of each entity's nonfunctional net asset position and the relative strength of the functional currencies compared to the nonfunctional currencies. These borrowings create nonfunctional currency-denominated liabilities that hedge the Company's nonfunctional currency-denominated net assets. Upon receipt of the borrowed nonfunctional currency-denominated funds, the Company converts those funds to the functional currency at the spot exchange rate. Exchange gains and losses on the nonfunctional currency-denominated borrowings are recognized in earnings as incurred. At December 31, 1997 and 1996, the amounts of the Company's outstanding short-term debt incurred for hedging purposes were $150 million and $123 million, respectively.

From time to time, the Company may use over-the-counter currency exchange swaps to reduce the interest expense incurred through the borrowings described above and to replace the hedge created by those borrowings. When a currency exchange swap is used to replace a hedge, the currency received by the Company in the spot market component of the currency exchange swap is used to close out the borrowings and, simultaneously, the hedge is reinstituted through a forward contract (not exceeding six months). The net interest value of the currency exchange swap contract is amortized to earnings over the life of the contract. Exchange gains or losses on the foreign currency


Polaroid Annual Report 1997
obligation component of the forward contract are recognized in earnings as incurred in each accounting period. The Company does not enter into currency exchange swaps for trading purposes. The aggregate notional value of the Company's short-term foreign exchange swap contracts was $21 million at December 31, 1997. There were no foreign exchange swap contracts outstanding at December 31, 1996.

Since the Company has limited flexibility to increase prices in local currency to offset the adverse impact of foreign exchange, the Company may also purchase foreign currency call options. The term of these call options typically does not exceed 18 months. The Company's purchase of call options allows it to protect a portion of its expected foreign currency-denominated revenues from adverse foreign currency exchange movement. The Company typically does not buy call options which can be exercised prior to the expiration date, nor does it typically write options or purchase call options for trading purposes. The Company amortizes premiums over the term of the option and defers any gains for its call options activity until the option exercise date. At December 31, 1997, option contracts with a notional value of $268 million were outstanding. No option contracts were outstanding at December 31, 1996.

The Company maintains a Monetary Control Center (the MCC), which operates under written policies and procedures defining day-to-day operating guidelines, including exposure limits, to contract for the foreign currency denominated borrowings, foreign exchange swaps and call options described above. The MCC is subject to random independent audits and reports to a supervisory committee comprised of members of the Company's management. The MCC publishes regular reports to the Company's management detailing the foreign currency activities.

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

The Company's future operating results may be negatively affected if the Company is unable to promptly design, develop, manufacture and market innovative imaging products that meet customer demands. Since some of the Company's new products will replace or compete with its existing products, the Company's operating results could be adversely affected even if it is successful in developing and introducing new products.

In addition, the timing and introduction of competitors' new products could have a negative impact upon the Company's introduction of new or enhanced products. The Company has competitors worldwide, ranging from large corporations to smaller and more specialized companies. Its most significant traditional competitors, Eastman Kodak Company and Fuji Photo Film Co., Ltd., are considerably larger than the Company and have more resources. The Company anticipates that price competition from conventional film and other imaging technologies will place continued pressure on instant products. The impact of these factors can cause results that are both adverse and varied.

The Company is committed to reducing its cycle time in bringing new products to market. There is no guarantee that the Company will succeed in this endeavor. Shorter cycle times present a challenge for the effective management of the transition from existing products to new products and could negatively impact the Company's future operating results.

The Company is affected by retail demand for its products, particularly in the United States, Europe and Japan, and by factors extraneous to the Company's performance such as economic conditions. Moreover, changes in laws and regulations, particularly in the environmental arena, could adversely affect the Company's results from operations.

While the Company believes that developing markets continue to present attractive opportunities, such markets tend to be considerably less stable than more established markets and there can be no assurance that developing markets will produce favorable results for the Company. For example, sales in both Russia and China declined substantially in 1997 compared to 1996.

The Company is continuing to develop digital imaging products. The operating losses of the Company's digital imaging business have reduced the profits of the Company. Markets for digital imaging products are increasing rapidly and over time may erode either the growth or the absolute size of the Company's instant photography business.


                                                 Polaroid Annual Report 1997

Worldwide marketing of digital imaging products is highly competitive in price, quality and product performance and there is no assurance that the Company will attain the level of success in these markets that it has achieved with respect to instant photography. The Company's ability to compete effectively in digital imaging markets is also dependent on its ability to develop new products in a timely manner and to market them effectively.

The future prospects of the Company's digital imaging business are uncertain. These markets require a speed of execution that is greater than that of the Company's traditional business; and competition in these new markets includes companies some of which have greater resources and have more experience serving the demands of these markets. Moreover, the Company's ability to succeed in these new markets will be enhanced if it is able to develop meaningful strategic business relationships with other companies; there can be no assurance that it will achieve these objectives. The Company's ability to achieve anticipated savings in overhead and other costs from its restructuring programs is also important to its ability to compete effectively in digital markets but there can be no assurance that it will achieve these objectives.

The Company aggressively endeavors to protect its investment in research and development by obtaining patents where feasible. The ownership of these patents contributes to the Company's ability to use its inventions and at the same time may provide significant patent license revenue. While in the aggregate, the Company's patents are considered to be of material importance in the operation of its business, the patents relating to any single product or process may not necessarily be of material significance when judged from the standpoint of the Company's total business.

OTHER MATTERS
The Company, together with other parties, is currently designated a Potentially Responsible Party by the United States Environmental Protection Agency and certain state agencies with respect to the costs of investigation and remediation of pollution at several sites. In each case in which the Company is able to determine the likely exposure, such amount has been included in the Company's reserve. Where a range of comparably likely exposures exists, the Company has included in its reserve at least the minimum amount of the range. The Company's aggregate reserve for these liabilities was $2 million and $4 million as of December 31, 1997 and 1996, respectively. The decrease in reserve reflects a reassessment of the Company's liability and payments that the Company made during 1997 to settle its exposure at two of these sites. The Company currently estimates that the majority of the $2 million reserved for environmental liabilities at December 31, 1997 will be payable over the next two to three years.

NEW ACCOUNTING STANDARDS
In June 1997, The Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 130, "Reporting Comprehensive Income" (FAS 130) that establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company will adopt FAS 130 for 1998 and will reclassify financial statement information for earlier periods that are provided for comparative purposes.

Also in June of 1997, the FASB issued Financial Accounting Standard No. 131, "Disclosure about Segments of an Enterprise and Related Information" (FAS 131) that requires companies to determine reportable segments based on how management makes decisions about allocating resources to the segments and measures their performance. Disclosures for segments are similar to those required under current standards. However, certain new information and quarterly disclosures will be required. In addition, new entity wide disclosures will be required about products and services and the countries in which material assets are located and that report material revenues. Prior period information disclosed will be restated to comply with FAS 131. The Company will adopt FAS 131 in 1998. The Company is still evaluating the effect of this statement on its reported segment information.

YEAR 2000 DATE CONVERSION
The Year 2000 problem is the result of computer programs being written with two digits instead of four digits to define the applicable year. The Company's management has initiated a company-wide program to prepare the Company's computer systems for the Year 2000. A comprehensive review of the Company's computer systems and software has been conducted to identify the systems and software that could be affected by this issue. A plan to resolve this issue is currently being developed and implemented. The Company presently believes that with modifications to existing systems and software and converting to new software, the Year 2000 problem will not pose a significant operational problem to the Company. The Company is also reviewing the possible impact of the Year 2000 problem on its customers and suppliers. However, without the modifications and conversions, the Year 2000 problem could have a material impact on the operations of the Company. The Company expects the Year 2000 related modifications and conversions to be substantially completed by the middle of 1999. The cost to modify existing software is expected to cost approximately $10 to $15 million, based on available information, of which approximately $1 million had been expended through December 31, 1997.


Polaroid Annual Report 1997

INDEPENDENT AUDITORS' REPORT
THE BOARD OF DIRECTORS AND STOCKHOLDERS
POLAROID CORPORATION:

We have audited the accompanying consolidated balance sheet of Polaroid Corporation and subsidiary companies as of December 31, 1997 and 1996, and the related consolidated statements of earnings, cash flows and changes in common stockholders' equity for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polaroid Corporation and subsidiary companies at December 31, 1997 and 1996, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1997 the Company changed its method of accounting for depreciation.



/S/ KPMG PEAT MARWICK LLP
    KPMG Peat Marwick LLP
    Boston, Massachusetts
    January 27, 1998


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

The majority of the Audit Committee is composed of outside directors. As such, it is in a position to provide additional, independent reviews of the adequacy of internal controls and the quality of financial reporting.



/S/ GARY T. DICAMILLO
    Gary T. DiCamillo
    Chairman and
    Chief Executive Officer



/S/ WILLIAM J. O'NEILL, JR.
    William J. O'Neill, Jr.
    Executive Vice President and
    Chief Financial Officer


                                                 Polaroid Annual Report 1997


FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF EARNINGS

Polaroid Corporation and Subsidiary Companies
                                                                                          Years ended December 31,
(In millions, except per share data)                                               1997            1996            1995
--------------------------------------------------------------------------------------------------------------------------
NET SALES
   United States                                                            $   1,063.0     $   1,060.3     $   1,019.0
   International                                                                1,083.4         1,214.9         1,217.9
                                                                            -----------     -----------     -----------
TOTAL NET SALES                                                                 2,146.4         2,275.2         2,236.9
                                                                            -----------     -----------     -----------
   Cost of goods sold                                                           1,229.8         1,283.8         1,298.6
   Marketing, research, engineering and administrative expenses (Note 2)          752.2           796.6           849.1
   Restructuring and other (Note 2)                                               323.5           110.0           247.0
   Special charges (Note 2)                                                          --            33.0              --
                                                                            -----------     -----------     -----------
TOTAL COSTS                                                                     2,305.5         2,223.4         2,394.7
                                                                            -----------     -----------     -----------
PROFIT/(LOSS) FROM OPERATIONS                                                    (159.1)           51.8          (157.8)
                                                                            -----------     -----------     -----------
   Other income/(expense):
      Interest income                                                               3.7             5.1             8.7
      Other                                                                        11.3            21.7             (.2)
                                                                            -----------     -----------     -----------
   Total other income                                                              15.0            26.8             8.5
   Interest expense                                                                47.8            47.4            52.1
                                                                            -----------     -----------     -----------
EARNINGS/(LOSS) BEFORE INCOME TAX EXPENSE/(BENEFIT)                              (191.9)           31.2          (201.4)
   Federal, state and foreign income tax expense/(benefit) (Note 4)               (65.2)           16.2           (61.2)
                                                                            -----------     -----------     -----------

EARNINGS/(LOSS) BEFORE EXTRAORDINARY ITEM                                        (126.7)           15.0          (140.2)
   Extraordinary item (Note 8)                                                       --           (56.1)             --
                                                                            -----------     -----------     -----------
NET LOSS                                                                    $    (126.7)    $     (41.1)    $    (140.2)
                                                                            ===========     ===========     ============
BASIC EARNINGS/(LOSS) PER COMMON SHARE: (NOTE 1)
   Earnings/(loss) before extraordinary item                                $      (2.81)   $        .33    $      (3.09)
   Extraordinary item                                                                 --           (1.23)             --
                                                                            -----------     -----------     -----------
   Net loss                                                                 $      (2.81)   $       (.90)   $      (3.09)
DILUTED EARNINGS/(LOSS) PER COMMON SHARE: (NOTE 1)
   Earnings/(loss) before extraordinary item                                $      (2.81)   $        .33    $      (3.09)
   Extraordinary item                                                                 --           (1.23)             --
                                                                            -----------     -----------     -----------
   Net loss                                                                 $      (2.81)   $       (.90)   $      (3.09)

CASH DIVIDENDS PER COMMON SHARE                                             $        .60    $        .60    $        .60


See accompanying notes to consolidated financial statements.


Polaroid Annual Report 1997


CONSOLIDATED BALANCE SHEET

Polaroid Corporation and Subsidiary Companies
                                                                             December 31,
(In millions)                                                              1997        1996
------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                         $     68.0  $     72.8
   Short-term investments                                                  11.0         5.5
   Receivables, less allowances of $25.6 in 1997 and $24.1 in 1996        545.1       535.2
   Inventories (Note 5)                                                   506.1       548.8
   Prepaid expenses and other assets (Note 4)                             289.1       224.1
                                                                     ----------  ----------

TOTAL CURRENT ASSETS                                                    1,419.3     1,386.4
                                                                     ----------  ----------
PROPERTY, PLANT AND EQUIPMENT
   Land                                                                    25.0        35.0
   Buildings                                                              344.5       352.3
   Machinery and equipment                                              1,460.0     1,663.5
   Construction in process                                                106.8       112.8
                                                                     ----------  ----------
   Total property, plant and equipment                                  1,936.3     2,163.6
   Less accumulated depreciation                                        1,423.8     1,497.4
                                                                     ----------  ----------
   Net property, plant and equipment                                      512.5       666.2


PREPAID TAXES - NON-CURRENT (NOTE 4)                                      124.7        98.8
OTHER ASSETS                                                               76.2        50.2
                                                                     ----------  ----------

TOTAL ASSETS                                                         $  2,132.7  $  2,201.6
                                                                     ==========  ==========
------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Short-term debt (Note 6)                                          $    241.6  $    124.9
   Current portion of long-term debt (Note 8)                            --            37.7
   Payables and accruals (Note 7)                                         277.3       310.5
   Compensation and benefits (Notes 10 and 11)                            310.9       238.4
   Federal, state and foreign income taxes (Note 4)                        32.9        51.6
                                                                     ----------  ----------
TOTAL CURRENT LIABILITIES                                                 862.7       763.1
                                                                     ----------  ----------
LONG-TERM DEBT (NOTE 8)                                                   496.6       489.9
ACCRUED POSTRETIREMENT BENEFITS (NOTE 11)                                 246.5       248.5
ACCRUED POSTEMPLOYMENT BENEFITS (NOTE 11)                                  42.5        41.9
                                                                     ----------  ----------
TOTAL LIABILITIES                                                       1,648.3     1,543.4
                                                                     ----------  ----------
Preferred stock, Series A and Series D, $1 par value,
   authorized 20,000,000 shares; all shares unissued                     --          --
                                                                     ----------  ----------
COMMON STOCKHOLDERS' EQUITY (NOTES 1 AND 9)
   Common stock, $1 par value, authorized 150,000,000 shares               75.4        75.4
   Additional paid-in capital                                             425.2       409.4
   Retained earnings                                                    1,304.1     1,457.8
   Cumulative translation adjustments                                     (39.8)     --
   Less: Treasury stock, at cost                                        1,279.4     1,244.8
         Deferred compensation                                              1.1        39.6
                                                                     ----------  ----------
   Total common stockholders' equity                                      484.4       658.2
                                                                     ----------  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $  2,132.7  $  2,201.6
                                                                     ==========  ==========


See accompanying notes to consolidated financial statements.


                                                 Polaroid Annual Report 1997


CONSOLIDATED STATEMENT OF CASH FLOWS

Polaroid Corporation and Subsidiary Companies
                                                                                  Years ended December 31,
(In millions)                                                                     1997      1996      1995
-------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                   $ (126.7) $  (41.1) $ (140.2)
   Extraordinary item                                                               --      56.1        --
   Depreciation of property, plant and equipment                                 111.5     118.3     132.7
   (Increase)/decrease in receivables                                            (36.2)      4.1       (.1)
   (Increase)/decrease in inventories                                              9.8      82.2     (68.1)
   Increase in prepaids and other assets                                         (75.6)    (26.7)    (66.6)
   Increase/(decrease) in payables and accruals                                  (23.8)     42.1      (6.3)
   Increase/(decrease) in compensation and benefits                               64.1     (25.4)     44.2
   Increase/(decrease) in federal, state and foreign income taxes payable         (4.3)      7.9      (1.6)
   Gain on sale of real estate                                                   (19.5)    (23.2)       --
   Contribution of real estate                                                    19.1        --        --
   Other non-cash items                                                          203.7     118.1     168.8
                                                                              --------  --------  --------
   Net cash provided by operating activities                                     122.1     312.4      62.8
                                                                              --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES
   (Increase)/decrease in short-term investments                                  (5.5)      4.3      75.7
   Increase in other assets                                                      (26.0)    (42.0)     (1.1)
   Additions to property, plant and equipment                                   (134.3)   (121.8)   (167.9)
   Proceeds from sale of fixed assets                                              7.7      35.4       4.8
                                                                              --------  --------  --------
   Net cash used by investing activities                                        (158.1)   (124.1)    (88.5)
                                                                              --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase/(decrease) in short-term debt (maturities 90 days or less)       138.4     (31.0)     49.3
   Short-term debt (maturities over 90 days):
      Proceeds                                                                    44.8      64.5      52.6
      Payments                                                                   (63.7)    (62.0)    (59.4)
   Proceeds from issuance of long-term debt                                      296.6        --        --
   Repayments of long-term debt                                                 (327.8)    (39.5)    (34.3)
   Cash dividends paid                                                           (27.1)    (27.3)    (27.3)
   Purchases of treasury stock                                                   (57.4)    (43.6)    (40.2)
   Extinguishment of debt                                                           --     (56.1)       --
   Proceeds from issuance of shares in connection with stock incentive plan       31.7       9.6      19.5
                                                                              --------  --------  --------
   Net cash provided/(used) by financing activities                               35.5    (185.4)    (39.8)
                                                                              --------  --------  --------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                           (4.3)     (3.4)     (4.5)
                                                                              --------  --------  --------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                         (4.8)      (.5)    (70.0)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                    72.8      73.3     143.3
                                                                              --------  --------  --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                      $   68.0  $   72.8  $   73.3
                                                                              ========  ========  ========

See accompanying notes to consolidated financial statements.


Polaroid Annual Report 1997


CONSOLIDATED STATEMENT OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

Polaroid Corporation and Subsidiary Companies
                                                                                     Years ended December 31,
(In millions, except number of shares)                                             1997        1996        1995
------------------------------------------------------------------------------------------------------------------
COMMON STOCK
   Balance at January 1 (75,427,550 shares in 1997, 1996 and 1995)           $     75.4  $     75.4  $     75.4
                                                                             ---------   ----------  ----------
   Balance at December 31                                                          75.4        75.4        75.4
                                                                             ---------   ----------  ----------
ADDITIONAL PAID-IN CAPITAL
   Balance at January 1                                                           409.4       401.9       387.2
      Issuance of shares in connection with stock incentive plan (Note 10)          9.2         6.1        11.3
      Stock options exercised - tax benefit                                         6.6         1.4         3.4
                                                                             ---------   ----------  ----------
   Balance at December 31                                                         425.2       409.4       401.9
                                                                             ---------   ----------  ----------
RETAINED EARNINGS
   Balance at January 1                                                         1,457.8     1,525.8     1,692.1
      Net loss                                                                   (126.7)      (41.1)     (140.2)
      Dividends declared - common stock                                           (27.1)      (27.3)      (27.3)
      ESOP dividend tax benefit received on unallocated shares                       .1          .4         1.2
                                                                             ---------   ----------  ----------
   Balance at December 31                                                       1,304.1     1,457.8     1,525.8
                                                                             ---------   ----------  ----------
CUMULATIVE TRANSLATION ADJUSTMENTS
   Balance at the beginning of the period                                            --          --          --
      Currency translation adjustment (Note 1)                                    (39.8)         --          --
                                                                             ---------   ----------  ----------
   Balance at the end of the period                                               (39.8)         --          --
                                                                             ---------   ----------  ----------
LESS:
TREASURY STOCK
   Balance at January 1 (30,608,160 shares in 1997,
      29,894,724 shares in 1996, and 29,429,928 shares in 1995)                 1,244.8     1,205.4     1,174.5
      Repurchase of shares (1,266,600 shares in 1997,
         1,057,565 shares in 1996, and 1,217,561 in 1995)                          57.4        43.6        40.2
      Issuance of shares in connection with compensation and
         stock incentive plans (983,510 shares in 1997,
         344,129 shares in 1996, and 752,765 shares in 1995)                      (22.8)       (4.2)       (9.3)
                                                                             ---------   ----------  ----------
   Balance at December 31 (30,891,250 shares in 1997,
      30,608,160 shares in 1996, and 29,894,724 shares in 1995)                 1,279.4     1,244.8     1,205.4
                                                                             ---------   ----------  ----------
DEFERRED COMPENSATION
   Balance at January 1                                                            39.6        80.0       115.8
      Stock options - 1993 (Note 10)                                                (.5)       (1.0)       (1.0)
      Loan repayments from ESOP Trust                                             (37.7)      (39.7)      (35.9)
      Restricted stock                                                              (.3)         .3         1.1
                                                                             ---------   ----------  ----------
   Balance at December 31                                                           1.1        39.6        80.0
                                                                             ---------   ----------  ----------
TOTAL COMMON STOCKHOLDERS' EQUITY                                            $    484.4  $    658.2  $    717.7
                                                                             ==========  ==========  ==========

See accompanying notes to consolidated financial statements.


                                                 Polaroid Annual Report 1997

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

Derivatives:
Gains on the Company's purchase of call options, if any, related to qualifying hedges of anticipated transactions are deferred and are recognized in income when the hedged transaction occurs. Premiums related to the purchase of call options are amortized to expense over the period of the related contracts.

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

Property, Plant and Equipment:
In the fourth quarter of 1997 retroactive to January 1, 1997, the Company changed its method of depreciation for financial reporting for the cost of buildings, machinery and equipment acquired on or after January 1, 1997 from primarily an accelerated method to the straight-line method. Prior to 1997, the cost of buildings, machinery and equipment was depreciated, primarily by accelerated depreciation methods over the estimated useful lives of those assets for both financial reporting and income tax purposes. The Company continues to use primarily accelerated depreciation methods for income tax purposes. The Company believes that the straight-line method more appropriately measures the economic benefits received from these assets and since the straight-line method is the predominant method used in the industry in which it operates, this change increases the comparability of the Company's results with those of its competitors. The impact of this change was not material to either the Company's consolidated statement of earnings or balance sheet for 1997. Since this change was not material, the Company's previously reported financial results for interim quarters for 1997 have not been restated. For financial reporting, the estimated useful lives of these assets were as follows: buildings, 20-40 years; machinery and equipment, 3-15 years.

Foreign Currency Translation:
Effective January 1, 1997, the Company has determined that the local currency is the functional currency for most of its subsidiaries outside the U.S. under Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" (FAS 52). This change was adopted because of the Company's new operational and financial structure in Europe and the increased globalization of the Company's manufacturing since the initial adoption of FAS 52 in 1981. Assets and liabilities denominated in foreign functional currencies are translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of shareholders' equity. Revenues, costs and expenses denominated in foreign functional currencies are translated at the weighted average exchange rate for the period. The U.S. dollar will continue to be the functional currency for subsidiaries in highly inflationary economies. This change did not have a material impact on the Company's consolidated balance sheet as of January 1, 1997.

Prior to 1997, the Company's foreign operations were measured by reflecting financial results of those operations as if they had taken place within a U.S. dollar-based economic environment. For those years, inventory, property, plant and equipment, cost of goods sold and depreciation


Polaroid Annual Report 1997
were remeasured from foreign currencies to U.S. dollars at historical exchange rates. All other accounts were translated at current exchange rates. Gains and losses resulting from those remeasurements were included in income.

Patents and Trademarks:
Patents and trademarks are valued at $1.

Product Warranty:
Estimated product warranty costs are accrued at the time the products are sold.

Advertising Costs:
The Company expenses the cost of advertising as incurred or the first time the advertising takes place.

Earnings Per Common Share:
In December 1997, the Company adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" (FAS 128). All previously reported earnings per share information presented has been restated to reflect the impact of adopting FAS 128.

Under FAS 128, basic earnings per common share are computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share reflect the maximum dilution that would have resulted from the exercise of stock options and the convertible debentures (see Note 8). Diluted earnings per common share are computed by dividing net income, after adding back the after-tax interest on the convertible debentures, by the weighted average number of common shares and all dilutive securities.

EPS Reconciliation:
The reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per common share computations for the Company's reported earnings/(loss) is as follows: (in millions except per share amounts)

                                     EARNINGS/           PER SHARE
1997                                    (LOSS)   SHARES     AMOUNT
--------------------------------------------------------------------------------
BASIC LOSS PER SHARE                $  (126.7)     45.1  $  (2.81)
                                    ==========           =========
DILUTED LOSS PER SHARE              $  (126.7)     45.1* $  (2.81)
                                    ==========   ======  =========
1996
--------------------------------------------------------------------------------
Basic earnings/(loss)per share:
Earnings before
    extraordinary item              $    15.0      45.4  $    .33
Extraordinary item                  $   (56.1)     45.4  $  (1.23)
                                    ----------           ---------
Net loss                            $   (41.1)     45.4  $   (.90)
                                    ==========   ======  =========
Diluted earnings/(loss) per share:
Earnings before
    extraordinary item              $    15.0      45.4* $    .33
Extraordinary item                  $   (56.1)     45.4* $  (1.23)
                                    ----------           ---------
Net loss                            $   (41.1)     45.4* $   (.90)
                                    ==========   ======  =========

                                     Earnings/           Per Share
1995                                    (Loss)   Shares     Amount
--------------------------------------------------------------------------------

Basic loss per share                $  (140.2)     45.4  $  (3.09)
                                    ==========   ======  =========
Diluted loss per share              $  (140.2)     45.4* $  (3.09)
                                    ==========   ======  =========

*For 1997, 1996 and 1995, stock options for shares of common stock totaling 3.9 million, 4.1 million and 3.9 million, respectively, were outstanding but were not included in the calculations of diluted earnings per share because the effect was anti-dilutive. In addition, the effect of .1 million outstanding performance shares for 1997 and the effect of the outstanding 8% Convertible Debentures of 4.3 million shares for 1996 and 1995 were not included since the effects were antidilutive.

New Accounting  Standards:
In the fourth quarter of 1997, the Company adopted Financial Accounting Standards Board Statement No. 129, "Disclosure of Information about Capital Structure" (FAS 129). The Company was previously subject to the disclosure requirements in FAS 129. Therefore, the adoption of FAS 129 had no impact on the Company's disclosures.

In June 1997, The Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 130, "Reporting Comprehensive Income" (FAS 130) that establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company will adopt FAS 130 for 1998 and will reclassify financial statement information for earlier periods that are provided for comparative purposes.

Also in June of 1997, the FASB issued Financial Accounting Standard No. 131, "Disclosure about Segments of an Enterprise and Related Information" (FAS 131) that requires companies to determine reportable segments based on how management makes decisions about allocating resources to the segments and measures their performance. Disclosures for segments are similar to those required under current standards. However, certain new information and quarterly disclosures will be required. In addition, new entity wide disclosures will be required about products and services and the countries in which material assets are located and that report material revenues. Prior period information disclosed will be restated to comply with FAS 131. The Company will adopt FAS 131 in 1998. The Company is still evaluating the effect of this statement on its reported segment information.

                                                 Polaroid Annual Report 1997

2. SUPPLEMENTAL INFORMATION

(In millions)                     1997        1996         1995
--------------------------------------------------------------------------------
Research, engineering
   and development              $122.8      $116.3       $165.5

Advertising Costs:
(In millions)                     1997        1996         1995
--------------------------------------------------------------------------------
Advertising costs               $127.9      $134.6       $124.1

At December 31, 1997 and 1996, the amounts of advertising costs reported as prepaid expenses on the consolidated balance sheet were $4.8 and $5.4 million, respectively.

Interest Capitalization:
The Company has capitalized interest costs relating to certain qualifying assets. In 1997, 1996 and 1995, the amounts of interest costs capitalized were $2.6 million, $5.1 million and $4.8 million, respectively.

Cash Flow Information:
Cash payments for interest and income taxes were:

(In millions)                    1997        1996         1995
--------------------------------------------------------------------------------
Interest                        $46.7       $52.0        $55.6
Income taxes                     22.2         7.3         29.0

In 1997, other non-cash items included $177.8 million of fixed asset and inventory write-downs and $7.5 million of pension curtailment costs all of which is related to the Company's plan to streamline global operations announced in December 1997. Also in 1997, the Company recorded a non-cash item of $19.7 million primarily for inventory write-offs for products not included in restructuring.

Other non-cash items included $44.6 million for 1996 related to enhanced pension benefits provided under the Company's early retirement programs, offered in the fourth quarter of 1995 and the first quarter of 1996, respectively, that will be funded from the Company's pension plans. In 1996, the Company also recorded as other non-cash items $25.8 million for fixed asset and inventory write-offs associated with the sale of the Company's Helios diagnostic equipment line and the cancellation of a printer project. In 1995, the Company also recorded as other non-cash items $85.0 million for certain assembly equipment and fixed asset write-offs and $30.0 million for inventory write-offs and other costs, all of which were related to the Company's plan to make fundamental changes in its operating structure announced in December 1995. As part of the December 1995 plan, the Company also recorded as other non-cash items $10.0 million for additional inventory write-offs in the first quarter of 1996.

Restructuring Charges and Other:
In the first quarter of 1995, the Company implemented a restructuring plan which resulted in a pre-tax charge of $77.0 million. The Company offered an early retirement program to certain qualified employees. and a voluntary severance program to all employees. As a result of these programs, approximately 930 employees (approximately 560 from manufacturing and 370 from non-manufacturing jobs) terminated their employment in 1995. The pre-tax costs related to the voluntary severance program were $56.0 million, of which $47.0 million of cash severance payments were made in 1995. The remaining cash severance payments of approximately $9.0 million were paid in the first quarter of 1996. Additionally, $18.0 million represented enhanced retirement benefits provided under the early retirement program that will be funded from the Company's pension plans. The remainder of the charge consisted of a pre-tax charge of approximately $3.0 million for exit costs related to the shutdown of certain facilities.

In December 1995, the Company announced a plan to make fundamental changes in its operating structure. This plan featured three principal components - program reductions in certain product, research and manufacturing areas; strategic refocusing of the Company's digital imaging businesses for the medical diagnostic and graphic arts markets; and a reduction in corporate overhead expenses. The total pre-tax charge for restructuring and other expenses related to this plan was $280.0 million. Of that amount, $170.0 million was recorded in the fourth quarter of 1995 and $110.0 million was recorded in the first quarter of 1996. The December 1995 early retirement and severance programs resulted in the elimination of a total of approximately 1,570 positions worldwide (approximately 810 from manufacturing and 760 from non-manufacturing jobs).

The 1995 fourth quarter pre-tax charge of $170.0 million included $85.0 million to write off certain assembly equipment and fixed assets and $30.0 million to write off inventory and accrue other costs, all of which were primarily related to the Captiva product line. The remaining $55.0 million of the charge was related to the estimated cost of involuntary severance benefits for the Company's domestic employees who terminated in 1996. This amount did not include severance costs for international employees, and incremental voluntary severance benefits and pension enhancement benefits.

The 1996 first quarter pre-tax charge of $110.0 million represented the balance of severance and pension enhancement costs and inventory write-downs related to the December 1995 program. In the first quarter of 1996, the pre-tax costs related to the severance program were approximately $55.4 million. Additionally, approximately $44.6 million represented enhanced retirement benefits provided under the early retirement program that will be funded from the Company's pension plans.


Polaroid Annual Report 1997

Total cash severance payments related to the December 1995 program were approximately $110.4 million. As of December 31, 1997, these cash severance payments were substantially completed.

In December 1997, the Company announced a broad-based program to streamline operations and enhance earnings by consolidating and selling manufacturing facilities and reducing corporate overhead structure. The total pre-tax expenses recorded in the fourth quarter of 1997 for restructuring and other charges related to this program were $340.0 million. Of this amount, approximately $16.5 million represented inventory write-downs which were included in cost of goods sold.

The 1997 restructuring and other charges included approximately $150.0 million related to an involuntary severance program under which approximately 1,800 employees will leave the Company (approximately 40% from manufacturing and 60% from non-manufacturing jobs) over approximately 18 months. Most of the cash severance payments related to this program are expected to be paid by the end of 1999. No cash payments were made under the program in 1997. Also included in the cost of the involuntary severance program were approximately $7.5 million for non-cash curtailment costs related to the Company's pension plans that were based on the number of employees expected to terminate under this program.

The remainder of the restructuring and other charges of $190.0 million primarily related to the write-down of assets. Approximately $106.0 million of this amount was related to the write-down of the Company's underutilized New Bedford coating facility to an independently determined fair value of approximately $18.0 million. The Company is considering several strategic options for future use of this facility, including an outright sale. In addition, approximately $22.0 million was for the write-off of battery assembly equipment which is not required to support the Company's anticipated production requirements. The restructuring and other charges also included approximately $26.0 million related to the Company's underutilized chemical manufacturing facility in Freetown, Mass., that it intended to sell to International Specialties Products, Inc. (ISP) (and which was actually sold in February 1998). Under the terms of the agreement to sell this facility, the Company entered into a long-term supply agreement with ISP to purchase certain specialty chemicals used to manufacture the Company's instant film. The remainder of these write-downs related primarily to other assets which are no longer required and will ultimately be disposed of and inventory write-downs related to restructured operations.

Special Charges:
In 1996, the Company recorded a $40.0 million pre-tax cost which included $25.0 million related to costs associated with the sale of the Company's Helios medical diagnostic imaging equipment line and $15.0 million for the write-down of parts and capital equipment under development for a printer project and other costs. Inventory write-offs of $7.0 million related to these matters were recorded in cost of goods sold and $33.0 million was reported as special charges. The $33.0 million of special charges reflects write-offs of fixed assets, severance and other costs. In connection with the Helios sale, the Company acquired a minority interest in the buyer and its parent company.

Reclassification:
Certain prior year information has been reclassified to conform with current year presentation of data.

3. FINANCIAL INSTRUMENTS
Foreign Exchange Risk Management:
The Company generates a substantial portion of its revenues in international markets, which subjects its operations to the exposure of foreign currency fluctuations. The impact of currency fluctuations can be positive or negative in any given period. The Company's ability to counteract currency exchange movement is primarily dependent on pricing.

To minimize the adverse impact of currency fluctuations on net assets denominated in currencies other than the relevant functional currency
(nonfunctional currencies), the Company may engage in nonfunctional currency-denominated borrowings (see Note 6). The Company determines the aggregate amount of such borrowings based on forecasts of each entity's nonfunctional net asset position and the relative strength of the functional currencies compared to the nonfunctional currencies. These borrowings create nonfunctional currency-denominated liabilities that hedge the Company's nonfunctional currency-denominated net assets. Upon receipt of the borrowed nonfunctional currency-denominated funds, the Company converts those funds to the functional currency at the spot exchange rate. Exchange gains and losses on the nonfunctional currency-denominated borrowings are recognized in earnings as incurred. At December 31, 1997 and 1996, the amount of the Company's outstanding short-term debt incurred for hedging purposes was $149.9 million and $122.9 million, respectively.


                                                 Polaroid Annual Report 1997

From time to time, the Company may use over-the-counter currency exchange swaps to reduce the interest expense incurred through the borrowings described above and to replace the hedge created by those borrowings. When a currency exchange swap is used to replace a hedge, the currency received by the Company in the spot market component of the currency exchange swap is used to close out the borrowings, and, simultaneously, the hedge is reinstituted through a forward contract (not exceeding six months). The net interest value of the currency exchange swap contract is amortized to earnings over the life of the contract. Exchange gains or losses on the foreign currency obligation component of the forward contract are recognized in earnings as incurred in each accounting period. The Company does not enter into currency exchange swaps for trading purposes. The aggregate notional value of the Company's short-term foreign exchange swap contracts was $20.8 million at December 31, 1997. These contracts did not have a net carrying amount nor a fair value at December 31, 1997. There were no foreign exchange swap contracts outstanding at December 31, 1996.

Since the Company has limited flexibility to increase prices in local currency to offset the adverse impact of foreign exchange, the Company may also purchase foreign currency call options. The term of these call options typically does not exceed 18 months. The Company's purchase of call options allows it to protect a portion of its expected foreign currency-denominated revenues from adverse foreign currency exchange movement. The Company typically does not buy call options which can be exercised prior to the expiration date, nor does it typically write options or purchase call options for trading purposes. The Company amortizes premiums over the term of the option and defers any gains for its call options activity until the option exercise date. At December 31, 1997, option contracts with a notional value of $268.2 million were outstanding. No option contracts were outstanding at December 31, 1996.

Fair Value:
The carrying amounts of cash, cash equivalents, short-term investments, trade receivables, short-term debt and trade payables approximate fair value because of the short maturity of these financial instruments. Other assets include investments in nonmarketable private companies which are carried at the lower of cost or net realizable value. The estimated aggregate fair market value of these investments approximated the carrying amount as of December 31, 1997 and 1996. As of December 31, 1997, the carrying amount and fair value of the Company's long-term debt was $496.6 million and $499.9 million, respectively. As of December 31, 1996, the carrying amount and fair value of the Company's long-term debt was $527.6 million and $537.0 million, respectively.

The estimated fair value of the Company's call options and foreign exchange swaps generally reflects the estimated amounts the Company would receive or pay to terminate the contracts at the reporting dates, thereby taking into account the current unrealized gains or losses on open contracts. The aggregate notional value of the Company's short-term foreign exchange swap contracts was $20.8 million at December 31, 1997. These contracts did not have a net carrying amount nor a fair value at December 31, 1997. There were no foreign exchange swap contracts outstanding at December 31, 1996. At December 31, 1997, option contracts with a notional value of $268.2 million were outstanding. The estimated fair value of these call options was $7.3 million. No option contracts were outstanding at December 31, 1996.

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

Concentration of Credit Risk:
The Company places its temporary cash investments in highly rated financial instruments and financial institutions, and by policy, limits the amount of credit exposure to any one financial institution. The Company's investment policy limits its exposure to concentrations of credit risk.

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


Polaroid Annual Report 1997

4. INCOME TAXES
An analysis of income tax expense/(benefit) follows:

(In millions)
1997                          CURRENT      DEFERRED         TOTAL
--------------------------------------------------------------------------------
FEDERAL                         $ 6.8        $(72.0)     $  (65.2)
STATE                              .3          (3.2)         (2.9)
FOREIGN                            --           2.9           2.9
                                ------      --------     ---------
TOTAL                           $ 7.1        $(72.3)     $  (65.2)
                                ======      ========     ========
1996
--------------------------------------------------------------------------------
Federal                         $ 2.8       $(19.2)      $  (16.4)
State                              .4           .8            1.2
Foreign                          25.7          5.7           31.4
                                ------      --------     ---------
Total                           $28.9       $(12.7)      $   16.2
                                ======      ========     ========
1995
--------------------------------------------------------------------------------
Federal                         $  .9       $(68.4)      $ (67.5)
State                              .3         (7.5)         (7.2)
Foreign                          17.7         (4.2)         13.5
                                ------      --------     ---------
Total                           $18.9       $(80.1)      $ (61.2)
                                ======      ========     ========

Prepaid income taxes and deferred income taxes result from future tax benefits and expenses related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. These differences predominately relate to U.S. operations. Carryforwards and tax overpayments are also included in prepaid income taxes. The net of deferred income tax assets and deferred income tax liabilities reflected on the consolidated balance sheet was a net asset of $325.6 million and $243.7 million as of December 31, 1997 and 1996, respectively. Significant components of those amounts shown on the balance sheet as of December 31 were as follows:

(In millions)                            1997        1996
--------------------------------------------------------------------------------
Deferred tax assets:
   Property, plant and equipment
      and trademarks                 $   16.5    $  (22.0)
   Inventory                             43.4        43.0
   Compensation and benefits             96.4        59.4
   Postretirement and
      postemployment benefits           114.7       124.8
   Loss and credit carryforwards         79.8        54.1
   All other                             14.7        17.6
                                    ---------    ---------
   Subtotal                             365.5       276.9
   Valuation allowance                  (27.4)      (21.5)
                                    ---------    ---------
   Total deferred tax assets         $  338.1    $  255.4
                                    ---------    ---------
Deferred tax liabilities:
   Property, plant and equipment
      and trademarks                 $    5.7    $    4.4
   Inventory                              3.3         3.1
   Compensation and benefits              2.9         3.9
   All other                               .6          .3
                                    ---------    ---------
   Total deferred tax liability          12.5        11.7
                                    ---------    ---------
    Net deferred tax asset           $  325.6    $  243.7
                                     ========    =========

Valuation allowances of $27.4 million and $21.5 million as of December 31, 1997 and 1996, respectively, were established for the prepaid taxes related to foreign tax credits and to capital losses. Foreign tax credits may be used to offset the U.S. income taxes due on income earned from foreign sources. However, the credit is limited by the total income included on the U.S. income tax return as well as the ratio of foreign source income to total income. Excess foreign tax credits may be carried back two years and forward five years. As of December 31, 1997, the Company did not believe it was more likely than not that it would generate sufficient U.S. sourced income within the appropriate period to utilize all the foreign tax credits.

Capital losses may be used only to offset capital gains. Capital losses may be carried back three years and forward five years. As of December 31, 1997, the Company had a capital loss carryforward of $4.3 million. In addition, those temporary differences which most likely will produce capital losses upon reversal have been treated as capital losses. Historically, the Company has generated limited net capital gains. Therefore, as of December 31, 1997, the Company did not believe it was more likely than not that it would generate sufficient capital gains within the appropriate time period to offset those capital losses.

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

Management considered that as of December 31, 1997, the Company has a net operating loss carryforward of $125.2 million. $37.8 million of the net operating loss in the U.S. expires in 2010. $45.5 million expires in 2011 and $41.9 million expires in 2012. The Company also has a foreign tax credit carryforward of $24.4 million (against which there is a full valuation allowance) and an alternative minimum tax credit carryforward of $2.8 million as of December 31, 1997. $16.2 million of the foreign tax credit expires in 2000, $3.9 million expires in 2001 and $4.4 million expires in 2002. The alternative minimum tax credit does not expire. Management does believe it will earn sufficient U.S. income to utilize the net operating losses within the carryforward period. Regardless of management's expectations, there can be no assurance that the Company will generate any specific level of continuing earnings or where these earnings will be generated.


                                                 Polaroid Annual Report 1997

For alternative minimum tax purposes, the Company had an alternative minimum tax net operating loss of $37.8 million at the end of 1997. $19.7 million will expire in 2011, $18.1 million will expire in 2012. In addition, the Company had an alternative minimum tax foreign tax credit carryforward at the end of 1997 of $54.1 million: $22.0 million expires in 1998, $6.5 million expires in 1999, $18.1 million expires in 2000, $3.1 million expires in 2001, and $4.4 million expires in 2002.

An  analysis  of  earnings/(loss)   before  income  tax   expense/(benefit)  and
extraordinary loss follows:

(In millions)         1997            1996             1995
--------------------------------------------------------------------------------

Domestic          $ (189.9)        $  (3.7)        $ (236.8)
Foreign               (2.0)           34.9             35.4
                  ---------        --------        ---------
Total             $ (191.9)        $  31.2         $ (201.4)
                  =========        ========        =========

A reconciliation of differences between the statutory U.S. federal income tax rate and the Company's effective tax rate follows:

                                      1997            1996            1995
--------------------------------------------------------------------------------
U.S. statutory rate                   35.0%           35.0%           35.0%
State taxes                            1.7             3.3             2.3
Benefit plan deductions                 .5            (3.3)             --
Loss carryforwards                      .8            (2.9)             --
Nondeductible expenses/
    Nontaxable Income                  2.0             2.7              --
Valuation allowance change            (3.1)           (5.5)           (7.8)
Tax effect resulting from
   foreign activities                 (1.4)           21.9              .5
Other                                 (1.5)             .8              .4
                                    --------        -------         -------
Effective tax rate                    34.0%           52.0%           30.4%
                                    ========        =======         =======

In 1996 and 1995, the tax effect resulting from foreign activities includes the effect of remeasuring foreign currency. The impact on the tax rate for 1996 was an increase of 28.7 percentage points and an increase of 2.1 percentage points for 1995. In 1997, the Company changed its method of applying Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" (FAS
52) and adopted the local currency as its functional currency for most of its subsidiaries outside the U.S. Therefore, there is no impact from remeasuring foreign currency in the tax effect resulting from foreign activities for 1997 for those subsidiaries which are local currency functional.

Undistributed earnings of foreign subsidiaries held for reinvestment in overseas operations amounted to $417.9 million at December 31, 1997. Additional U.S. income taxes may be due upon remittance of those earnings (net of foreign tax reductions because of the distribution), but it is impractical to determine the amount of any such additional taxes. If all those earnings were distributed as dividends, foreign withholding taxes of approximately $20.4 million would be payable.

5. INVENTORIES
The classification of inventories at December 31 follows:

(In millions)              1997        1996
--------------------------------------------------------------------------------

Raw materials            $ 91.0      $104.7
Work-in-process           192.4       225.3
Finished goods            222.7       218.8
                        --------    --------
Total                    $506.1      $548.8
                        ========    ========

6. SHORT-TERM DEBT
In the first quarter of 1997, the Company replaced its $150.0 million committed line of credit with a $350.0 million committed line of credit. The line of credit is available for general corporate purposes and expires at the end of 2001. As of December 31, 1997 and 1996, there were no borrowings under the $350.0 million and $150.0 lines of credit, respectively.

As of December 31, 1997, gross borrowings from the Company's international uncommitted lines of credit were $150.5 million. Gross borrowings from the Company's U.S. uncommitted lines of credit were $91.1 million as of December 31, 1997. Additional available, uncommitted lines of credit for U.S. and international operations were $98.9 million and $103.9 million, respectively, at December 31, 1997. As of December 31, 1996, gross borrowings from international uncommitted lines of credit were $124.9 million. There were no borrowings from the Company's U.S. uncommitted lines of credit as of December 31, 1996. Additional available, uncommitted lines of credit for U.S. and international operations were $120.0 and $140.3 million, respectively at December 31, 1996. Borrowings from international uncommitted lines of credit were incurred by the Company primarily to manage its foreign currency balance sheet exposure (see
Note 3). The weighted average interest rate on international short-term debt outstanding as of December 31, 1997 and 1996 was 5.2% and 4.7%, respectively. The Company's total borrowing capacity is limited by certain debt covenants.

Interest expense on international short-term borrowings was $8.4 million in 1997, $7.5 million in 1996 and $10.9 million in 1995. The average interest rates on those borrowings ranged from 4.7% to 5.5% in 1997, 3.2% to 5.3% in 1996, and 4.0% to 7.1% in 1995. Interest expense on U.S. short-term borrowings was $1.5 million in 1997 and $.6 million in both 1996 and 1995. The average interest rates on these borrowings were 5.8% in 1997, 5.6% in 1996 and 6.1% in 1995.


Polaroid Annual Report 1997

7. PAYABLES AND ACCRUALS
The following items are included in payables and accruals at December 31:

(In millions)                                            1997        1996
--------------------------------------------------------------------------------
Trade accounts payable                                 $138.1      $165.0
Reserve for marketing programs                           44.8        42.1
Other accrued expenses and
   current liabilities                                   94.4       103.4
                                                      --------    --------
Total                                                  $277.3      $310.5
                                                      ========    ========

8. LONG-TERM DEBT
Principal amounts of long-term debt outstanding as of December 31 are as follows:

(In millions)
1997                               LONG-TERM        CURRENT           TOTAL
--------------------------------------------------------------------------------

6 3/4% NOTES                       $  148.7        $    --           $  148.7
7 1/4% NOTES                           148.2             --             148.2
8% NOTES                               199.7             --             199.7
                                    --------        -------          --------
TOTAL                               $  496.6        $    --          $  496.6
                                    ========        =======          ========

1996                               Long-term        Current           Total
--------------------------------------------------------------------------------

ESOP loan                           $ --            $  37.7        $   37.7
7 1/4% Notes                           150.0             --           150.0
8% Notes                               199.4             --           199.4
8% Subordinated
    Convertible Debentures             140.4             --           140.4
Other                                     .1             --              .1
                                    --------        -------          --------
Total                               $  489.9        $  37.7        $  527.6
                                    ========        =======          ========

At December 31, 1997 and 1996, the Company had a working capital line of credit (see Note 6), and at December 31, 1996, a long-term ESOP loan. Borrowing costs under the related credit agreements are tied to the Company's long-term public debt ratings. The interest rates on the loans are based on various alternative interest indices at the Company's option and will fluctuate over time. The agreements contain various restrictions, including the ability of the Company to incur or guarantee debt. The Company is required to maintain a certain net worth and to meet certain leverage and interest coverage ratios.

Under the ESOP loan, which was used to finance the leveraged Polaroid ESOP (see Notes 9 and 11), the final scheduled principal payment of $37.7 million was made on June 30, 1997. Interest expense on the ESOP loan was $.9 million in 1997, $3.2 million in 1996, and $5.4 million in 1995. The weighted average interest rate on the loan was 4.9%, 4.8% and 5.2% during 1997, 1996 and 1995, respectively.

In 1991, the Company issued $140.0 million of 8% Subordinated Convertible Debentures due 2001 (the Debentures) as partial consideration for the repurchase of its convertible preferred stock and warrants originally issued in 1989. The Debentures carried an annual interest rate of 8% and were convertible to common stock at approximately $32.50 per share. The Debentures were also subordinated in right of payment to all existing debt of the Company. Subsequently, the holders of the Debentures created a trust under which they retained conversion rights to convert the Debentures into approximately 4.3 million shares of common stock of the Company but sold to institutional investors the right to principal and interest payments on the Debentures.

In June 1996, the Company purchased the conversion rights for $53.8 million and redeemed $.5 million of principal of the $140 million Debentures. As the holder of the conversion rights, the Company could have retired the Debentures at any time on or before September 30, 1998. If the Debentures had not been redeemed by the Company by September 30, 1998, the conversion rights would have reverted to the holders of the Debentures. The purchase of the conversion rights was determined to be a substantive modification of the terms of the Debentures and was accounted for as an extinguishment of debt and the issuance of new debt. The cost of the conversion rights and the amount of the fair value of the new debt over the carrying value of the extinguished debt was recorded as an extraordinary loss of $54.5 million (net of a tax benefit of $.4 million).

In December 1996, the Company gave irrevocable notice that it was repurchasing the remaining $139.5 million of principal of the Debentures. The closing date of this transaction was January 22, 1997. As a result of issuing the irrevocable notice, the Company recorded an extraordinary loss of $1.6 million (net of a tax benefit of $1.1 million) in the fourth quarter of 1996 due to the early extinguishment of debt.

The $200 million 8% Notes (the 8% Notes) due March 15, 1999 were issued with a discount, at a price of 99.054% of par with a yield of 8.18%, and may not be redeemed prior to maturity.

On January 14, 1997, the Company issued $300.0 million in debt securities consisting of $150 million 7-1/4% Notes due January 15, 2007 (the 2007 Notes) and $150 million 6-3/4% Notes due January 15, 2002 (the 2002 Notes) to refinance existing debt. The 2007 Notes were placed with a discount, at a price of 99.43% of par with a yield of 7.33%. The 2002 Notes were placed with a discount, at a price of 99.53% of par with a yield of 6.86%. The net proceeds from the sale of the Notes were used primarily for the payment of $150 million principal amount of the Company's 7-1/4% Notes due January 15, 1997 and to exercise the


                                                 Polaroid Annual Report 1997

Company's right to the repurchase of the remaining principal amount of its $139.5 million 8% Subordinated Convertible Debentures due 2001. The balance of the net proceeds were used for general corporate purposes.

The aggregate scheduled repayments on the Company's long-term debt are as follows:

(In millions)
--------------------------------------------------------------------------------
1998                      $  0
1999                      $200.0
2000                      $  0
2001                      $  0
2002                      $150.0
2003 and thereafter       $150.0

9. COMMON STOCKHOLDERS' EQUITY
During 1997 the Company repurchased 1.3 million shares of common stock for $57.4 million. During 1996, 1.1 million shares were repurchased for $43.6 million and during 1995, 1.2 million shares were repurchased for $40.2 million. On October 21, 1997, the Company's Board of Directors authorized a repurchase program for as many as 5 million shares, or 11% of outstanding shares over the next three years. This program includes approximately $30 million remaining from the $100 million common stock repurchase program approved by the Board of Directors in January 1995. As of December 31, 1997, up to approximately 4.0 million shares remain to be purchased under the current stock repurchase program. The Company may repurchase its common stock on the open market, in privately negotiated transactions or otherwise (which may include transactions with Polaroid stock option holders and with Polaroid retirement plans, including the employee stock ownership plan). The timing and amounts of any future purchases under this program depend upon many factors, including market conditions as well as the Company's business and financial condition.

Deferred Compensation, which was recorded as a deduction from Common Stockholders' Equity, was $1.1 million and $39.6 million at December 31, 1997 and 1996, respectively. Deferred compensation included $37.7 million at December 31, 1996 for the ESOP (see Notes 8 and 11) covering substantially all domestic employees. Shares held by the Company's ESOP Trust on December 31, 1996 and by the Company's Retirement Savings Plan in the ESOP Fund on December 31, 1997 were as follows:

(In thousands)               1997        1996
--------------------------------------------------------------------------------
Allocated                   7,491       6,542
Suspense (unallocated)        --          949
                           -------     -------
Total                       7,491       7,491
                           =======     =======

Dividends paid on unallocated ESOP shares of $.1 million in 1997, $1.0 million in 1996 and $1.6 million in 1995 were used to repay the ESOP loan. The remaining dividends for allocated shares held by the ESOP Trust were paid to ESOP participants. Deferred compensation also included $1.1 million and $1.9 million at December 31, 1997 and 1996, respectively, related to the 1993 Polaroid Stock Incentive Plan (See Note 10).

10. INCENTIVE COMPENSATION AND STOCK INCENTIVE PLANS
The Company maintains annual incentive plans covering substantially all domestic employees and employees of manufacturing subsidiaries in the United Kingdom and the Netherlands. Amounts charged to operations for these annual cash incentive plans were $2.2 million in 1997, $25.8 million in 1996 and $4.8 million in 1995.

As of December 31, 1997, the Company had stock incentive plans which provided fixed stock-based compensation awards as described below. Effective January 1, 1996, the Company adopted FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). Under FAS 123, the Company has elected not to adopt the new accounting method and will continue to account for its stock-based compensation under the existing provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense has been recognized.

In 1990, the Company adopted its original Polaroid Stock Incentive Plan (the 1990 Plan) under which officers and other key employees could be granted stock options (either non-qualified or incentive), stock appreciation rights and restricted stock as incentives to increase revenues and profits. Up to 3,000,000 shares of the Company's common stock have been authorized for use under the 1990 Plan. Only stock option awards were made under the 1990 Plan.

In May 1993, the Company adopted the 1993 Polaroid Stock Incentive Plan (the 1993 Plan) under which officers and other key employees may be granted awards in the form of stock options (either non-qualified or incentive), stock appreciation rights, restricted stock, and any other form determined by the Board of Directors to be consistent with the 1993 Plan, as incentives to increase revenues and profits. A total of 3,000,000 shares of the Company's common stock were authorized for use under the 1993 Plan plus any unused shares from the 1990 Plan. In March 1997, the Company amended the 1993 Plan and authorized an additional 3,500,000 shares to be used under the plan. A maximum of 6,500,000 shares of the Company's common stock have been authorized for use under the 1993 Plan, plus any shares that become available under the 1990 Plan. The number of common shares reserved for granting of future awards was
3,224,105,   482,966  and  1,127,591  at  December  31,  1997,  1996  and  1995,
respectively.


Polaroid Annual Report 1997

The options which have been awarded under the 1990 Plan and the 1993 Plan typically vest proportionately over approximately a four year period and are exercisable for approximately a ten year period from the date of grant, if the holder remains in the employ of the Company. Normally, if the option holder's employment terminates for reasons other than change of control, death or retirement, no further vesting can occur. When an option holder's employment terminates for any reason other than retirement, death or disability, all vested options must be exercised within three months from the termination date or approximately ten years from the date of the grant, whichever is earlier.

The Human Resource Committee of the Company's Board of Directors (a Committee of non-employee members of the Board) administers the 1990 Plan and the 1993 Plan and, as such, can determine the vesting period, performance factors or other restrictions for an award. The Committee may waive or amend conditions of the option grant, such as accelerating vesting terms during an early retirement or severance program.

In 1990, the Company adopted the Polaroid Board of Directors' Stock Option Plan (the Directors' Plan), which granted each non-employee director an option to purchase 3,000 shares of the Company's common stock. For a new non-employee director, the date of the grant is the date the director joins the Board. In 1996, the shareholders approved an amendment to the Directors' Plan to award each non-employee director as of July 15, 1995 a one-time grant of an option to purchase 2,000 shares of the Company's common stock at $42.63 per share. Vesting of these option grants will conform with the terms outlined in the Directors' Plan.

In May 1997, the Company, with shareholder approval, adopted the Board of Directors' Stock Plan under which non-employee directors may be awarded stock options, stock appreciation rights, restricted stock and any other form of award. Under this plan, the number of shares that may be awarded may not exceed 300,000 plus the number of shares available for grant remaining from the Directors' Plan. Under the Board of Directors' Stock Plan, directors who were under 68 years of age on December 31, 1996 will be granted 1,500 stock options annually (See Note 11). In addition, the authorized shares under the Board of Directors' Stock Plan are being used to provide a portion of the non-employee directors' annual retainer fee in the Company's common stock.

Under the Directors' Plan and the Directors' Stock Plan, option awards are exercisable for a ten year period from the date of grant if the director remains on the Board. Any vesting ceases when an individual terminates as a director, and a former director must exercise his or her vested options within three years from the date of termination or ten years from the date of grant, whichever is earlier. Up to 400,000 shares of the Company's authorized common stock may be issued under the Directors' Plan and the Directors' Stock Plan. As of December 31, 1997, a cumulative total of 87,000 options have been granted at prices ranging from $33.13 to $52.00 under the Directors' Plan and the Directors' Stock Plan.

A summary of the Company's fixed stock option awards as of December 31, 1997, 1996, and 1995 and changes during the years ending on those dates is presented below:

                      Number of Options    Weighted-average
Fixed Options            (in thousands)      Exercise Price
--------------------------------------------------------------------------------

Outstanding at
    December 31, 1994            3,591           $   30.56

1995 Activity:
Granted                          1,029           $   36.58
Exercised                         (728)          $   26.74
Forfeited                          (29)          $   34.95
                                -------
Outstanding at
    December 31, 1995            3,863           $   32.85

1996 Activity:
Granted                            642           $   44.57
Exercised                         (329)          $   29.34
Forfeited                          (51)          $   41.14
                                -------
Outstanding at
    December 31, 1996            4,125           $   34.85

1997 ACTIVITY:
GRANTED                            812           $   43.17
EXERCISED                         (981)          $   32.33
FORFEITED                          (44)          $   39.01
                                -------
OUTSTANDING AT
    DECEMBER 31, 1997            3,912           $   37.16
                                =======

Options exercisable at December 31:
--------------------------------------------------------------------------------

                      Number of Options   Weighted-average
                         (in thousands)     Exercise Price
--------------------------------------------------------------------------------

1997                             2,247           $   33.96
1996                             2,524           $   32.46
1995                             1,813           $   32.10

Weighted-average fair value of options granted during the year:
--------------------------------------------------------------------------------

1997                            $13.19
1996                            $16.06
1995                            $13.26


                                                 Polaroid Annual Report 1997

Options Outstanding at December 31, 1997
--------------------------------------------------------------------------------
                                      Weighted-average
Range of                  Number of          Remaining     Weighted-average
Exercise                    Options   Contractual Life             Exercise
  Prices             (in thousands)            (years)                Price
--------------------------------------------------------------------------------

$24 to $27                      510              3.1                 $24.90
$31 to $34                    1,405              5.2                 $32.54
$37 to $42                      981              8.7                 $41.78
$43 to $60                    1,016              6.4                 $45.21
                             -------
$24 to $60                    3,912              6.1                 $37.16
                             =======


Options Exercisable at December 31, 1997
--------------------------------------------------------------------------------

Range of                   Number of
Exercise                     Options        Weighted-average
  Prices              (in thousands)          Exercise Price
--------------------------------------------------------------------------------

$24 to $27                      510                   $24.90
$31 to $34                    1,074                   $32.40
$37 to $42                      197                   $41.92
$43 to $60                      466                   $44.09
                             -------
$24 to $60                    2,247                   $33.96
                             =======

If compensation cost for the Company's fixed stock option awards had been determined based on fair value at grant date for awards under the plans consistent with FAS 123, the Company's net loss and loss per common share would have been increased to the pro forma amounts as follows:

(In millions, except per share data)      1997         1996           1995
--------------------------------------------------------------------------------

Net loss:
   As reported                         $(126.7)      $(41.1)       $(140.2)
   Pro forma                            (133.2)       (46.3)        (142.4)
Basic loss per common share:
   As reported                           (2.81)        (.90)         (3.09)
   Pro forma                             (2.95)       (1.02)         (3.14)

Diluted loss per common share for 1997, 1996 and 1995 was the same as basic loss per common share.

The effect of applying FAS 123 as shown in the above pro forma disclosures is not representative of the pro forma effect on net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

The fair value of each option  grant was  estimated  on the grant date using the
Black-Scholes   Option-Pricing   Model  with  the  following   weighted  average
assumptions:

                                          1997         1996           1995
--------------------------------------------------------------------------------

Dividend yield                            1.4%         1.4%           1.7%
Expected volatility                      22.4%        21.0%          22.2%
Risk free interest rate                   6.6%         6.3%           6.5%
Expected option life                      5.5 years    5.5 years      5.4 years

Dividend equivalent payments on outstanding stock options of $1.6 million, $2.1 million and $2.1 million were made in 1997, 1996 and 1995, respectively. Approximately 80% of the options granted in 1996 were issued with dividend equivalents. No options were granted in 1997 with dividend equivalents.

Under the 1993 Plan, the Company awarded 15,000 shares of restricted stock at $45.88 in 1996 and 25,000 shares of restricted stock at $46.50 per share in 1995. The 1996 restricted shares vest if the Company achieves certain financial objectives within a five-year period. The 1995 restricted shares vest proportionately each year over a five year period. The value of the restricted stock issued was recorded as deferred compensation and is being amortized to compensation expense over a five year period from the award date.

11. BENEFIT PLANS
The Company maintains a qualified noncontributory trusteed pension plan covering substantially all domestic employees. Through 1997, the benefits are based on years of service and final average compensation at retirement. The Company's general policy is to fund the domestic pension trust to the extent such contributions would be deductible under the funding standards established under the Internal Revenue Code. Plan assets consist primarily of high quality corporate and U.S. government bonds, asset-backed securities and common stocks and investments in real estate.

Employees of the Company's manufacturing subsidiaries in the United Kingdom and the Netherlands are covered by trusteed, contributory pension plans. Amounts are funded in accordance with local laws and economic conditions. Employees of most other foreign subsidiaries are covered by insured plans. Related expenses, obligations and assets of these other plans are not material and therefore are not included in the information below.

Components of the Company's net periodic pension cost/(credit) are as follows:

(In millions)                             1997         1996           1995
--------------------------------------------------------------------------------
Service cost                             $23.8        $25.7          $26.5
Interest cost                             78.5         74.1           65.9
Actual return on assets                 (266.4)      (152.4)        (191.3)
Net amortization and deferral            160.9         51.9           99.2
                                        -------      -------        -------
Net periodic pension
   cost/(credit)                         $(3.2)        $(.7)          $ .3
                                        =======      =======        =======

Effective January 1, 1998, the Company adopted a pension plan change for most of its domestic employees. The revised plan bases retirement benefits on an account balance that accumulates over the employee's working career. For certain employees, a ten year transition period from the previous pension formula to the new formula will apply. This plan change necessitated certain changes in plan assumptions including the rate of changes in salary increases. The effect of this plan change has been reflected in the funded status of the Company's plans as of December 31, 1997.


Polaroid Annual Report 1997

The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheet at December 31:

(In millions)                                          1997               1996
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested benefit obligation                     $  1,139.7         $    948.6
   Nonvested benefit obligation                        53.3               45.6
                                                 -----------        -----------
   Accumulated benefit obligation                   1,193.0              994.2
   Effect of projected pay increases                   40.5               91.4
                                                 -----------        -----------
Projected benefit obligation                        1,233.5            1,085.6
Plan assets at fair market value                    1,350.5            1,160.5
                                                 -----------        -----------
Plan assets in excess of
   projected obligations                              117.0               74.9
Unrecognized prior service cost                        35.8               18.3
Unrecognized net gain                                (177.5)             (98.1)
Unrecognized net assets at transition,
   net of amortization                                (48.5)             (60.7)
                                                 -----------        -----------
Net pension liability                            $    (73.2)        $    (65.6)
                                                 ===========        ===========

Included in the net pension liability as of December 31, 1997, is the curtailment cost of $7.5 million recorded in the fourth quarter of 1997 which is included as part of the Company's restructuring and other charges (see Note 2). This cost resulted from the number of employees expected to terminate under the involuntary severance program.

The assumptions used by the Company which have a significant effect on the amounts reported for pension accounting as of December 31 were as follows:

                                                   1997      1996        1995
--------------------------------------------------------------------------------
Weighted average discount rate                     7.1%      7.5%        7.1%
Weighted average rate of increase
   in compensation levels                          3.9%      5.0%        5.0%
Expected long-term rate of
   return on assets                                9.3%      8.9%        8.8%

In 1988, the Company's Board of Directors approved the Polaroid ESOP primarily for the benefit of its domestic employees (see Notes 8 and 9). The number of shares available for allocation to individual accounts in any period was based on principal and interest payments made on the ESOP loan. Amounts charged to expense represent the amount of principal repayment on the ESOP loan less dividends paid on unallocated shares. Amounts charged to expense for this plan were $37.6 million, $38.7 million and $34.3 million in 1997, 1996, and 1995, respectively. In 1997, the ESOP was merged into the Company's Retirement Savings Plan.

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

Components of the Company's net periodic postretirement benefit cost are as follows:

(In millions)                           1997            1996            1995
--------------------------------------------------------------------------------
Service cost                         $   6.3         $   6.4         $   8.7
Interest cost                           15.7            14.8            17.6
Amortization                           (10.7)          (11.0)           (6.1)
                                     --------        --------        --------
Net periodic postretirement
   benefit cost                      $  11.3         $  10.2         $  20.2
                                     ========        ========        ========

The following table sets forth the status of the plan and amounts recognized in the Company's consolidated balance sheet at December 31:

(In millions)                                           1997             1996
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                         $  169.8         $  140.8
   Fully eligible active plan
     participants                                       47.4             32.8
   Other active plan participants                       46.9             36.5
                                                    ---------        ---------
Total accumulated postretirement
   benefit obligation                                  264.1            210.1
Plan assets at fair market value                          --               --
                                                    ---------        ---------
Accumulated obligation in excess
   of plan assets                                     (264.1)          (210.1)
Unrecognized net gain                                   29.0            (16.4)
Unrecognized prior service cost                        (28.8)           (39.8)
                                                    ---------        ---------
Net postretirement benefit liability                $ (263.9)        $ (266.3)
                                                    =========        =========

The Accumulated Postretirement Benefit Obligation (APBO) at December 31, 1997 and 1996 was determined using a discount rate of 7.0% and 7.5%, respectively. The assumed health care cost trend rate used in measuring the APBO at December 31, 1997 and 1996 was 9% and 10%,


                                                 Polaroid Annual Report 1997
respectively, declining gradually to an ultimate rate of 6% in 2003. These trend rates reflect the Company's current experience and expectation that future rates will decline. The assumptions used above have an effect on the amounts reported. If the health care cost trend rate assumptions were increased by 1% each year, the APBO as of December 31, 1997 and 1996 would increase by approximately $4.5 million and $6.7 million, respectively. The effect of a 1% increase on the aggregate of service and interest cost for 1997, 1996 and 1995 would have been an increase of approximately $.4 million, $.8 million and $4.5 million, respectively.

The Company has had a Polaroid Board of Directors' Retirement Plan (the Directors' Retirement Plan) which is a non-qualified deferred compensation plan under which fully vested (at least five complete years of service on the Board) non-employee members of the Board who retire receive annual lump sum payments equal to the retainer amount they were paid in the last full year prior to retirement. A participant or surviving spouse may receive payments under the Directors' Retirement Plan for the lesser of twenty-five years or the number of years that the person served as a non-employee member of the Board prior to his or her seventy-third birthday. This plan is available to retired directors and directors who were 68 years of age as of December 31, 1996. Directors who were not 68 years of age as of December 31, 1996 will receive no future accrual under this plan (see Note 10).

The estimated present value of future benefits under the Directors' Retirement Plan is accrued annually based on credited service up to the participants' actual retirement dates and is charged to expense. For the years 1997, 1996 and 1995, $.8 million, $.3 million and $.2 million, respectively, was charged to expense for the Directors' Retirement Plan.

12. RENTAL EXPENSE AND LEASE COMMITMENTS
Minimum annual rental commitments at December 31, 1997, under noncancelable leases, principally for real estate, are payable as follows:

(In millions)
--------------------------------------------------------------------------------

1998                              $18.2
1999                               12.9
2000                                6.5
2001                                5.6
2002                                5.3
2003 and thereafter                17.3
                                 -------
Total minimum lease payments      $65.8
                                 =======

Minimum payments have not been reduced by minimum sublease rentals of $2.4 million due in the future under noncancelable subleases.

Many of the leases contain renewal options and some contain escalation clauses which require payments of additional rent to the extent of increases in the related operating costs.

Rental and lease expenses consisted of the following:

(In millions)                 1997        1996         1995
--------------------------------------------------------------------------------

Minimum rentals              $27.4       $25.8        $26.4
Contingent rentals             4.6         2.0          8.8
                            -------     -------      -------
Total                        $32.0       $27.8        $35.2
                            =======     =======      =======

Sublease income amounted to $1.1 million in 1997, $1.1 million in 1996, $1.4 million in 1995.


Polaroid Annual Report 1997

13. BUSINESS
Nature of Operations
Polaroid designs, develops, manufactures and markets imaging products which serve customers in consumer and commercial markets around the world. Photographic and other core products represent over 90 percent of the Company's total revenues and are marketed globally through distributors and dealers for consumer and professional photography, business, industry, science, medicine, government and education. In addition, the Company is expanding its role in the market for digital imaging products. The Company's digital imaging products are marketed worldwide through distributors and directly to customers primarily for consumer, medical, graphic arts and other business applications.

Segments of Business
During 1997, 1996 and 1995 sales to one customer, Wal-Mart Stores, Inc., amounted to 12.5%, 11.9%, and 10.9%, respectively, of the Company's total sales.

Intercompany sales between geographic areas are accounted for at prices representative of unaffiliated party transactions.

The following table shows certain financial information relating to the Company's operations in various geographic areas:


GEOGRAPHIC AREAS
                                                                                        Years ended December 31,
(In millions)                                                                      1997           1996          1995
-----------------------------------------------------------------------------------------------------------------------
SALES
UNITED STATES
   Customers                                                                 $  1,063.0     $  1,060.3     $  1,019.0
   Intercompany                                                                   415.9          445.7          479.4
                                                                             -----------    -----------    -----------
                                                                                1,478.9        1,506.0        1,498.4
                                                                             -----------    -----------    -----------
EUROPE
   Customers                                                                      582.1          663.6          738.8
   Intercompany                                                                   416.1          397.1          368.1
                                                                             -----------    -----------    -----------
                                                                                  998.2        1,060.7        1,106.9
                                                                             -----------    -----------    -----------
ASIA/PACIFIC, CANADA, LATIN AND SOUTH AMERICA
   Customers                                                                      501.3          551.3          479.1
   Intercompany                                                                    97.0          113.5          123.3
                                                                             -----------    -----------    -----------
                                                                                  598.3          664.8          602.4
                                                                             -----------    -----------    -----------
   Eliminations                                                                  (929.0)        (956.3)        (970.8)
                                                                             -----------    -----------    -----------
NET SALES                                                                    $  2,146.4     $  2,275.2     $  2,236.9
                                                                             ===========    ===========    ===========
-----------------------------------------------------------------------------------------------------------------------
PROFITS
   United States                                                             $   (119.2)    $     13.8     $   (179.4)
   Europe                                                                           9.2           19.0           20.6
   Asia/Pacific, Canada, Latin and South America                                   (6.6)          25.0           24.4
   General corporate expense                                                      (49.2)         (13.3)         (19.4)
   Eliminations                                                                     6.7            7.3           (4.0)
                                                                             -----------    -----------    -----------
PROFIT/(LOSS) FROM OPERATIONS                                                    (159.1)          51.8         (157.8)
   Other income/(expense)                                                         (32.8)         (20.6)         (43.6)
                                                                             -----------    -----------    -----------
EARNINGS/(LOSS) BEFORE INCOME TAX EXPENSE/(BENEFIT)                          $   (191.9)    $     31.2     $   (201.4)
                                                                             ===========    ===========    ===========
-----------------------------------------------------------------------------------------------------------------------
ASSETS
   United States                                                             $  1,442.0     $  1,490.0     $  1,526.1
   Europe                                                                         636.4          659.8          669.9
   Asia/Pacific, Canada, Latin and South America                                  297.6          279.9          258.4
   Corporate assets (cash, cash equivalents and short-term investments)            79.0           78.3           83.1
   Eliminations                                                                  (322.3)        (306.4)        (275.7)
                                                                             -----------    -----------    -----------
TOTAL ASSETS                                                                 $  2,132.7     $  2,201.6     $  2,261.8
                                                                             ===========    ===========    ===========


                                                 Polaroid Annual Report 1997

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

Due to a wide range of estimates with regard to response costs at these sites and various other uncertainties, the Company cannot firmly establish its ultimate liability concerning these sites. In each case in which the Company is able to determine the likely exposure, such amount has been included in the Company's reserve for environmental liabilities. Where a range of comparably likely exposures exists, the Company has included in its reserve the minimum amount of the range. The Company's aggregate reserve for these liabilities as of December 31, 1997 and 1996 was $2.0 million and $4.0 million, respectively. The decrease in reserve reflects a reassessment of the Company's liability and payments that the Company made during 1997 to settle its exposure at two of these sites. The Company currently estimates that the majority of the $2.0 million amount reserved for environmental liabilities on December 31, 1997 will be payable over the next two to three years. The Company's analysis of data which underlies its establishment of this reserve is undertaken on a quarterly basis. The reserve for such liability does not provide for associated litigation costs, which, if any, are expected to be inconsequential in comparison with the amount of the reserve. The Company will continue to accrue in its reserve such amounts as management believes appropriate from time to time as circumstances warrant. This reserve does not take into account potential recoveries from third parties.

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

15. SUPPLEMENTARY FINANCIAL INFORMATION
The section on pages 49-51 entitled Supplementary Financial Information has not been audited by the Company's independent auditors. Those auditors have, however, made a limited review of the 1997 and 1996 quarterly data on page 49 in accordance with standards established by the American Institute of Certified Public Accountants and that information is incorporated herein by reference. Since the Company's independent auditors did not audit the Company's quarterly data for either year, they express no opinion on such data.


Polaroid Annual Report 1997


QUARTERLY FINANCIAL DATA (Unaudited)

Polaroid Corporation and Subsidiary Companies

(In millions, except per share and stock price data)
1997                                                              FIRST       SECOND        THIRD      FOURTH           YEAR
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                     $   457.5    $   564.9    $   516.4   $   607.6    $   2,146.4
Restructuring and other                                              --           --           --       323.5          323.5
Profit/(loss) from operations                                      19.2         64.2         51.0      (293.5)        (159.1)
Net earnings/(loss)                                                15.8         34.6         25.7      (202.8)        (126.7)
Basic earnings/(loss) per common share                               .35          .77          .57       (4.51)         (2.81)
Diluted earnings/(loss) per common share                             .35          .76          .55       (4.51)         (2.81)
Cash dividends per common share                                      .15          .15          .15         .15            .60
Stock prices*
   High                                                            46.38        53.38        60.25       52.50          60.25
   Low                                                             39.75        37.25        49.81       41.94          37.25

1996                                                              First       Second        Third      Fourth           Year
----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                     $   461.1    $   581.6    $   569.1   $   663.4    $   2,275.2
Restructuring and other                                           110.0           --           --          --          110.0
Special charges                                                       --           --          --        33.0           33.0
Profit/(loss) from operations                                    (105.5)        56.1         65.3        35.9           51.8
Earnings/(loss) before extraordinary item                         (60.7)        28.5         34.2        13.0           15.0
Extraordinary item                                                   --        (54.5)          --        (1.6)         (56.1)
Net earnings/(loss)                                               (60.7)       (26.0)        34.2        11.4          (41.1)
Basic earnings/(loss) per common share:
   Earnings/(loss) before extraordinary item                      (1.33)         .63          .75         .29            .33
   Extraordinary item                                                --        (1.20)          --        (.04)         (1.23)
                                                              ----------   ----------   ----------  ----------   ------------
   Net earnings/(loss)                                            (1.33)        (.57)         .75         .25           (.90)

Diluted earnings/(loss) per common share:
   Earnings/(loss) before extraordinary item                      (1.33)         .60          .71         .29            .33
   Extraordinary item                                                --        (1.08)          --        (.04)         (1.23)
                                                              ----------   ----------   ----------  ----------   ------------
   Net earnings/(loss)                                             (1.33)        (.48)         .71         .25           (.90)
Cash dividends per common share                                      .15          .15          .15         .15            .60
Stock prices*
   High                                                            48.13        47.13        45.88       45.00          48.13
   Low                                                             41.13        43.00        42.00       39.38          39.38

Stockholders of record as of January 30, 1998.......9,882

* Recorded on the New York Stock Exchange Composite.


                                                 Polaroid Annual Report 1997


TEN YEAR FINANCIAL SUMMARY (Unaudited)

Polaroid Corporation and Subsidiary Companies

Years ended December 31
(Dollars amounts in millions, except per share data)                                  1997             1996             1995
--------------------------------------------------------------------------------------------------------------------------------
NET SALES
   United States                                                              $    1,063.0     $    1,060.3     $    1,019.0
   International                                                                   1,083.4          1,214.9          1,217.9
                                                                              -------------    -------------    -------------
TOTAL NET SALES                                                                    2,146.4          2,275.2          2,236.9
                                                                              -------------    -------------    -------------
   Cost of goods sold                                                              1,229.8          1,283.8          1,298.6
   Marketing, research, engineering and administrative expenses                      752.2            796.6            849.1
   Restructuring and other                                                           323.5            110.0            247.0
   Special Charges                                                                    --               33.0             --
                                                                              -------------    -------------    -------------
TOTAL COSTS                                                                        2,305.5          2,223.4          2,394.7
                                                                              -------------    -------------    -------------
PROFIT/(LOSS) FROM OPERATIONS                                                       (159.1)            51.8           (157.8)
                                                                              -------------    -------------    -------------
   Litigation settlement, net of employee incentives                                    --               --               --
   Other income                                                                       15.0             26.8              8.5
   Interest expense                                                                   47.8             47.4             52.1
                                                                              -------------    -------------    -------------
EARNINGS/(LOSS) BEFORE INCOME TAX EXPENSE/(BENEFIT)                                 (191.9)            31.2           (201.4)
   Federal, state and foreign income tax expense/(benefit)                           (65.2)            16.2            (61.2)
                                                                              -------------    -------------    -------------
EARNINGS/(LOSS) BEFORE EXTRAORDINARY ITEM AND CUMULATIVE
   EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE                                  $     (126.7)    $       15.0     $     (140.2)
                                                                              =============    =============    =============
NET EARNINGS/(LOSS)                                                           $     (126.7)    $      (41.1)    $     (140.2)
                                                                              =============    =============    =============
   Basic earnings/(loss) per common share before extraordinary item
      and cumulative effect of changes in accounting principles               $      (2.81)    $        .33     $      (3.09)
   Basic earnings/(loss) per common share                                     $      (2.81)    $       (.90)    $      (3.09)
   Diluted earnings/(loss) per common share before extraordinary item
      and cumulative effect of changes in accounting principles               $      (2.81)    $        .33     $      (3.09)
   Diluted earnings/(loss) per common share                                   $      (2.81)    $       (.90)    $      (3.09)
   Cash dividends per common share                                            $        .60     $        .60     $        .60
   Common shares outstanding at end of year (in thousands)                          44,536           44,819           45,533

SELECTED BALANCE SHEET INFORMATION
   Working capital                                                            $      556.6     $      623.3     $      730.3
   Net property, plant and equipment                                                 512.5            666.2            691.0
   Total assets                                                                    2,132.7          2,201.6          2,261.8
   Long-term debt                                                                    496.6            489.9            526.7
   Redeemable preferred stock equity                                                    --               --               --
   Common stockholders' equity                                                       484.4            658.2            717.7

OTHER STATISTICAL DATA
   Additions to property, plant and equipment                                 $      134.3     $      121.8     $      167.9
   Depreciation                                                               $      111.5     $      118.3     $      132.7
   Payroll and benefits                                                       $      606.0     $      641.2     $      709.3
Number of employees, end of year                                                    10,011           10,046           11,662
Return on average common stockholders' equity*                                       (19.7)%           (6.2)%          (17.8)%

* 1993 is shown prior to the cumulative effects of FAS 106, 109 and 112


Polaroid Annual Report 1997


TEN YEAR FINANCIAL SUMMARY (Unaudited) (Continued)

Polaroid Corporation and Subsidiary Companies

Years ended December 31
        1994            1993             1992            1991            1990            1989            1988
----------------------------------------------------------------------------------------------------------------
     $    1,160.3    $    1,178.8     $    1,145.7    $    1,113.6    $    1,058.3    $    1,091.8    $    1,048.3
          1,152.2         1,066.1          1,006.6           957.0           913.4           812.9           814.6
     -------------   -------------    -------------   -------------   -------------   -------------   -------------
          2,312.5         2,244.9          2,152.3         2,070.6         1,971.7         1,904.7         1,862.9
     -------------   -------------    -------------   -------------   -------------   -------------   -------------
          1,324.2         1,296.5          1,178.0         1,082.5         1,011.8           966.0         1,003.1
            788.0           763.0            760.5           741.5           675.6           634.5           686.0
               --            44.0               --              --              --            40.5           151.9
               --              --               --              --              --              --              --
     -------------   -------------    -------------   -------------   -------------   -------------   -------------
          2,112.2         2,103.5          1,938.5         1,824.0         1,687.4         1,641.0         1,841.0
     -------------   -------------    -------------   -------------   -------------   -------------   -------------
            200.3           141.4            213.8           246.6           284.3           263.7            21.9
     -------------   -------------    -------------   -------------   -------------   -------------   -------------
               --              --               --           871.6              --              --              --
              7.0             8.2              7.8            23.4            15.0            35.1            28.0
             46.6            47.9             58.5            58.4            81.3            86.2            29.0
     -------------   -------------    -------------   -------------   -------------   -------------   -------------
            160.7           101.7            163.1         1,083.2           218.0           212.6            20.9
             43.5            33.8             64.1           399.5            67.0            67.6            43.5
     -------------   -------------    -------------   -------------   -------------   -------------   -------------
     $      117.2    $       67.9     $       99.0    $      683.7    $      151.0    $      145.0    $      (22.6)
     =============   =============    =============   =============   =============   =============   =============
     $      117.2    $      (51.3)    $       99.0    $      683.7    $      151.0    $      145.0    $      (22.6)
     =============   =============    =============   =============   =============   =============   =============

     $       2.52    $       1.45     $       2.08    $      13.07    $       2.20    $       1.96    $       (.34)
     $       2.52    $      (1.10)    $       2.08    $      13.07    $       2.20    $       1.96    $       (.34)

     $       2.43    $       1.45     $       2.03    $      10.88    $       2.20    $       1.96    $       (.34)
     $       2.43    $      (1.10)    $       2.03    $      10.88    $       2.20    $       1.96    $       (.34)
     $        .60    $        .60     $        .60    $        .60    $        .60    $        .60    $        .60
           45,998          46,806           46,668          48,919          50,070          52,110          71,635

     $      879.7    $      826.7     $      778.5    $      684.7    $      600.7    $      635.2    $      946.4
            747.3           718.2            657.3           549.4           461.0           430.9           433.8
          2,316.7         2,212.3          2,008.1         1,889.3         1,701.3         1,776.7         1,957.2
            566.0           602.3            637.4           471.8           513.8           602.2           402.3
               --              --               --              --           348.6           321.9              --
            864.4           767.3            808.9           772.9           207.7           148.8         1,011.5

     $      146.7    $      165.6     $      201.5    $      175.8    $      120.9    $       94.5    $      127.0
     $      118.2    $      100.3     $       89.1    $       85.5    $       87.2    $       87.4    $       81.9
     $      720.6    $      699.2     $      670.2    $      690.6    $      587.6    $      546.7    $      725.9
           12,104          12,048           12,359          12,003          11,768          11,441          11,613
             14.7%            9.3%            12.7%          148.6%           63.3%           33.5%           (2.2)%


Polaroid Annual Report 1997

DIRECTORS

Gary T. DiCamillo 1
Chairman and Chief Executive Officer

Ralph E. Gomory 1,2,3,6
President,
Alfred P. Sloan Foundation

Frank S. Jones 2,4,6
Ford Professor of
Urban Affairs Emeritus,
Massachusetts Institute of Technology

Stephen P. Kaufman 3,6
Chairman, President and
Chief Executive Officer,
Arrow Electronics

John W. Loose 3,4,6
President,
Corning Communications, Corning Inc.

Albin F. Moschner 1,3,4,6
President and Chief Executive Officer,
MilleCom Corporation

Kenneth H. Olsen 5,6,7
Chairman,
Advanced Modular Solutions

Ronald F. Olsen 2
Mechanical Specialist,
Polaroid Corporation

Ralph Z. Sorenson 4,5,6
Professor Emeritus,
University of Colorado

Delbert C. Staley 1,2,4,6
Retired Chairman and
Chief Executive Officer,
Nynex Corporation

Bernee D.L. Strom 3,4,6
President and Chief Executive Officer,
The Strom Group

Alfred M. Zeien 1,4,5,6
Chairman and Chief Executive Officer,
The Gillette Company

1 Member, Executive Committee
  (Gary T. DiCamillo, Chairman)
2 Member, Audit Committee
  (Ralph E. Gomory, Chairman)
3 Member, Finance Committee
  (Albin F. Moschner, Chairman)
4 Member, Human Resources Committee
  (Delbert C. Staley, Chairman)
5 Member, Committee on Directors
  (Alfred M. Zeien, Chairman)
6 Member, Committee of Outside Directors
7 Will not be standing for re-election to the Board of Directors at the company's
  1998 annual meeting


Polaroid Annual Report 1997

OFFICERS

[28 Photographs - Page 53]

Gary T. DiCamillo
Chairman and
Chief Executive Officer

William J. O'Neill, Jr.
Executive Vice President

Serafino Posa
Executive Vice President

Carole J. Uhrich
Executive Vice President

Robert M. Delahunt
Senior Vice President

Thomas M. Lemberg
Senior Vice President,
General Counsel and Secretary

Joseph G. Parham, Jr.
Senior Vice President

Satish C. Agrawal
Group Vice President

James R. Barron
Vice President

F. Richard Cottrell
Vice President and Senior
Engineering and Research Fellow

Hemang Dave
Vice President

Chris A. De Bleser
Vice President

Fawwaz N. Habbal
Vice President and Senior
Engineering and Research Fellow

John Jenkins
Vice President

Paul E. Lambert
Vice President

Michael J. LeBlanc
Vice President

Samuel H. Liggero
Vice President and Program Fellow

Carl L. Lueders
Vice President and Controller

Tadaaki Masuda
Vice President

Robert S. Murray
Vice President

Jeremiah J. Noonan
Vice President

Ralph M. Norwood
Vice President and Treasurer

Norman Perrault
Vice President

Brian Poggi
Vice President

Leonard Polizzotto
Vice President

J. Samuel Ridley
Vice President

Ian Shiers
Vice President

Marian J. Stanley
Vice President

All the photographs of corporate officers on this page were made with Polaroid's new black and white 600 film.


                                                 Polaroid Annual Report 1997

STOCKHOLDER INFORMATION


Annual Meeting
The Annual Meeting of Polaroid Corporation stockholders will be held on Tuesday, May 5, 1998 at 3:00 p.m. at the American Academy of Arts and Sciences, entrance at 200 Beacon Street, Somerville, Massachusetts

Executive Office
549 Technology Square
Cambridge, Massachusetts 02139
(781) 386-2000

Investor Relations
575 Technology Square
Cambridge, Massachusetts 02139
(781) 386-6589

Independent Auditors
KPMG Peat Marwick LLP
99 High Street
Boston, Massachusetts 02110

Transfer Agent and Registrar for Common Stock
First National Bank of Boston
C/O Boston EquiServe
Shareholder Services
Mail Stop:  45-02-64
P.O. Box 644
Boston, MA  02102-0644
(781) 575-3170 or 1-800-730-4001

Stock Exchange Listings for Common Stock
New York Stock Exchange
Pacific Stock Exchange

Annual Report on Form 10-K
A copy of Polaroid's Annual Report on Form 10-K to the Securities and Exchange Commission may be obtained without charge by calling the Investor Relations Department of Boston EquiServe, at (781) 575-3170 or 1-800-730-4001.

Dividend Reinvestment Plan
A Dividend Reinvestment Plan is available to stockholders of Polaroid Corporation. For information or an authorization card write to: Boston EquiServe, Polaroid Dividend Reinvestment Plan, Mail Stop: 45-02-09, P.O. Box 644, Boston, MA 02102-0644. All correspondence should refer to Polaroid Corporation.

Internet Address
http://www.polaroid.com

Before & After, CP-90, DryJet, Dry Tech, Extreme, Furore, HighDefinition, IQA, KidCare, LIFT, Live for the Moment, OneStep, PDC, Polacolor, PolaPrime, Polaproof, PolaPulse, Polaroid, Polaroid Make A Copy, Polaroid Make A Memory, Polaroid Make A Print, Polaroid PhotoMAX, Polaroid QuickBadge, Polaview, Pop Shots, ProPalette, See What Develops, SpiceCam, Studio Express, Studio Polaroid, XOOR and design are trademarks of Polaroid Corporation.

All other product names may be the property of their respective owners.

The text pages of this Annual Report are printed on paper made from not less than 50-percent recovered materials, minimum 20-percent post-consumer waste content. Recycling efforts of Polaroid employees in Waltham and Cambridge, Massachusetts produced a portion of the post-consumer material. The cover was printed on recycled paper containing 10-percent post-consumer waste.



Polaroid Corporation
Technology Square
Cambridge, Massachusetts
02139



POLAROID

APPENDIX TO FORM 10-K FILINGS TO DESCRIBE DIFFERENCES BETWEEN PRINTED AND EDGAR-FILED TEXTS:

 (1) Boldface typeface is displayed with capital letters, italic typeface is displayed in normal type.

 (2) Because the printed page breaks are not reflected, certain tabular and columnar headings and symbols are displayed differently in this filing.

 (3) Bullet points and similar graphic signals are omitted.

 (4) Page numbering has been omitted.

 (5) The registered mark symbol has been replaced by (R).

 (6) The trade mark symbol has been replaced by (TM).