Form 10-K, Exhibit 13
period 1998-12-31
POLAROID CORP
filed 1999-03-31
CIK 79326

Exhibit 13

Financial Review: Polaroid Corporation and Subsidiary Companies and Subsidiary

23       Management's Discussion and Analysis of Operations
37       Independent Auditors' Report
37       Management's Report

Financial Statements:

38       Consolidated Statement of Earnings
39       Consolidated Balance Sheet
40       Consolidated Statement of Cash Flows
41       Consolidated Statement of Changes in Common Stockholders' Equity

Notes to Consolidated Financial Statements:

42        1.  Summary of Significant Accounting Policies
44        2.  Supplemental Information
45        3.  Financial Instruments
46        4.  Income Taxes
47        5.  Inventories
47        6.  Short-term Debt
48        7.  Payables and Accruals
48        8.  Long-term Debt
49        9.  Common Stockholders' Equity
49       10.  Incentive Compensation and Stock Incentive Plans
51       11.  Benefit Plans
53       12.  Rental Expense and Lease Commitments
53       13.  Business
54       14.  Contingencies
55       15.  Subsequent Events
55       16.  Supplementary Financial Information

Supplementary Financial Information:

55                Quarterly Financial Data
56                Ten-Year Financial Summary

Management's Discussion and Analysis of Operations

General

The Company is managed in five primary segments: the Americas Region; the European Region; the Asia Pacific Region; Global Operations; and Research and Development. The Americas Region is comprised of all countries in North and South America. The European Region includes all of the countries of the European continent, the United Kingdom, Russia, the middle eastern countries and the African continent. The Asia Pacific Region includes Japan, China, Australia and the rest of Asia. Global Operations includes worldwide activities associated with manufacturing, distribution, logistics, new product manufacturing development and inventory management. Research and Development is comprised of corporate research and engineering activities.

Additionally, the Company has one category called Corporate, which is not a segment. This category includes central marketing, general and administrative costs and certain other corporate costs, including worldwide restructuring and other charges.

The Company evaluates the performance of its segments primarily based on profit/(loss) from operations with a recognition of assets employed. For the regional segments, profit/(loss) from operations is based on standard product costs excluding inter-company margins and therefore reflects a contribution to worldwide Company profits related to segment third party sales. Non-standard manufacturing costs are reported as incurred in the Global Operations segment along with new product manufacturing development costs and regional warehousing and distribution costs. The Research and Development segment is also reported on an as-incurred cost basis.

The Company uses quantitative terms to explain changes in sales unit volumes. The table below quantifies the use of these terms:


Term                        Represents change of
----                        --------------------
low single digits            1  to   4 percent
high single digits           5  to   9 percent
low double digits           10  to  19 percent
mid double digits           20  to  39 percent
high double digits          40  to  99 percent

1998 Worldwide Results Compared with 1997

Sales

Worldwide net sales to customers of Polaroid Corporation and its subsidiaries decreased 14% to $1.8 billion in 1998 from $2.1 billion in 1997. This decrease was primarily due to lower sales of instant film across all regions of the world. On a unit basis, worldwide shipments to customers of instant film decreased by mid double digits while shipments to customers of instant cameras decreased 8% in 1998 compared with 1997.

Sales in the Americas Region decreased 8% to $1,134 million in 1998 compared with $1,233 million in 1997. This decrease was primarily due to lower sales of instant film, mostly in the United States. On a unit basis, shipments to customers of instant film decreased by low double digits while shipments to customers of instant cameras decreased 10% in 1998 compared with 1997. The primary factor contributing to the lower sales of instant film was the Company's decision, made in conjunction with its major dealers, to reduce inventories at the dealer level (the "channel inventory reduction"). However, lower retail sales of instant film also contributed to the shortfall. At the United States retail level, in 1998, the Company estimates that the unit volume of integral film declined by low single digits while instant cameras increased by approximately 4% compared with 1997.

Sales in the European Region decreased 22% to $452 million in 1998 from $583 million in 1997. The decrease was primarily due to lower sales of instant film, nearly half of which occurred in Russia, where the Company ceased shipments during the third quarter of 1998 because of the collapse of that country's economy. The Company's shipments of instant film were also adversely affected by a decline in sales at the retail level and the Company's decision to reduce inventories primarily in export distribution channels. On a unit basis, shipments to customers of instant film decreased by mid double digits while shipments to customers of instant cameras decreased 23% in 1998 when compared with 1997.

Sales in the Asia Pacific Region decreased 21% to $260 million in 1998 from $330 million in 1997. The decrease was primarily due to lower sales

Management's Discussion and Analysis of Operations  (continued)

of instant film. The largest decrease of instant film occurred in emerging markets due, in part, to a deterioration in economic conditions. The decline was also partially attributable to the adverse impact of a stronger U.S. dollar and, to a lesser degree, lower sales of traditional instant cameras. These adverse factors were offset in part by sales of new products in Japan. On a unit basis, shipments to customers of instant cameras increased 18% while shipments to customers of instant film decreased by low double digits in 1998 versus 1997.

Profit/(Loss)

In 1998, the Company incurred a loss from operations of $49 million compared with a loss from operations of $159 million in 1997. Excluding restructuring and other charges of $50 million in 1998 and $340 million in 1997, other asset write-offs of approximately $53 million in 1998 and approximately $20 million in 1997 for above normal inventory write-offs (both of which were unrelated to restructuring), the profit from operations would have been $54 million in 1998 and $201 million in 1997. The adjusted profit from operations for 1998 was down versus 1997 primarily due to lower sales of instant film.

Profit from operations in the Americas Region was $307 million in 1998 compared with $369 million in 1997. This decrease was principally due to lower sales of instant film, primarily in the United States and, to a lesser degree, asset write-offs and sales declines in the Region's emerging markets. These adverse factors were offset in part by a reduction in sales and marketing spending.

Profit from operations in the European Region was $35 million in 1998 compared with $107 million in 1997. The decrease was primarily due to the Company's decision to cease shipments to Russia in the third quarter of 1998 and the write-down of approximately $30 million of assets related to Russia. In addition, profit from operations decreased due to lower sales of instant film and the Company's decision to reduce inventories primarily in export distribution channels. These adverse factors were offset in part by a reduction in sales and marketing spending.

Profit from operations in the Asia Pacific Region totaled $57 million in 1998 compared with $75 million in 1997. This decrease was due to lower sales of instant film, primarily in the Region's emerging markets and, to a lesser degree, a stronger U.S. dollar. These adverse factors were offset in part by a reduction in sales and marketing spending and, to a lesser degree, gross margin on new products sold in Japan.

Global Operations costs were $177 million in 1998 compared with $148 million in 1997. This increase was primarily due to unfavorable film manufacturing variances caused by reduced production volumes and start-up costs for new products, offset in part by lower manufacturing spending, including savings from restructuring, and lower inventory write-offs.

Research and Development costs were $127 million in 1998 compared with $123 million in 1997. This increase was due to spending related to new products.

Corporate costs were $143 million in 1998 compared with $440 million in 1997. Excluding restructuring and other charges of $50 million in 1998 and $340 million in 1997, Corporate costs would have been $93 million in 1998 compared with $100 million in 1997. This decrease in adjusted costs was primarily due to a reduction in corporate overhead spending which benefited from restructuring actions.

In December 1997, the Company announced a broad-based program to streamline worldwide operations and enhance earnings by consolidating and selling manufacturing facilities and reducing its corporate overhead structure. The total pre-tax expenses recorded in the fourth quarter of 1997 for restructuring and other charges related to this program were $340 million. Of this amount, approximately $17 million represented inventory write-downs that were included in cost of goods sold. In December 1998, the Company announced an expansion of its 1997 involuntary severance program to further streamline operations and improve profitability. The pre-tax expense for this expansion was $50 million and was recorded in the fourth quarter of 1998.

In 1997, restructuring and other charges included approximately $150 million related to an involuntary severance program which, when combined with the $50 million restructuring charge in 1998 for the extension to this program, brought the total charges recorded for this involuntary severance program to $200 million. Included in these amounts were pension curtailment costs of $7 million and $3 million in 1997 and 1998, respectively, which have been reflected as non-cash items in the Company's consolidated statement of cash flows. Under the 1997 involuntary severance program, including the extension in 1998, approximately 2,800 employees are expected to leave the Company (approximately 46% from Global Operations, approximately 40% from the regional segments, of which approximately half was from the European Region, and less than 10% from Research and Development) by the end of 1999. Approximately half of these terminations had occurred as of December 31, 1998. Cash severance payments of approximately $70 million related to this program, including the extension discussed above, had been made as of December 31, 1998. These cash payments are expected to be substantially completed by the end of 2000.

The remainder of the restructuring and other charges in 1997 of $190 million primarily related to the write-down of assets. Approximately $106 million of this amount was related to the write-down of the Company's underutilized New Bedford coating facility to an independently determined fair value of approximately $18 million. The Company is pursuing several strategic options for future use of this facility, including an outright sale. In addition, approximately $22 million was related to the write-off of battery assembly equipment that was not required to support the Company's anticipated production requirements. The restructuring and other charges also included approximately $26 million related to the Company's underutilized chemical manufacturing facility in Freetown, Massachusetts that the Company sold in February 1998. Under the terms of the agreement to sell this facility, the Company entered into a long-term supply agreement with International Specialties Products, Inc. to purchase certain specialty chemicals used to manufacture the Company's instant film. The remainder of these write-downs was primarily related to other assets, which were no longer required and will ultimately be disposed of, and inventory write-downs related to restructured operations.

Other income was $68 million in 1998 compared with $15 million in 1997. In 1998, other income included $68 million in gains from the sale of real estate. In 1997, other income included a $16 million gain primarily attributable to the change in the Company's method of applying Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" ("FAS 52") for translating the financial results of most of its foreign subsidiaries from dollar functional to local currency functional. Also in 1997, other income included a combination of a gain on a real estate sale of $19 million, offset by a donation of $19 million to endow charitable giving.

Interest expense increased to $58 million in 1998 compared with $48 million in 1997. The increase was primarily due to higher obligations.

Income tax expense for the full year 1998 was $12 million on a reported loss before income taxes of $39 million. A tax benefit on the net operating loss generated in the United States was reflected at the 35% U.S. statutory tax rate. However, an overall tax charge for the year was reported as a result of the Company achieving earned taxable income in certain foreign jurisdictions, and taxable losses and special charges in other countries for which no or little tax benefits were provided, such as in the case of losses and asset write-downs associated with Russia. The reported tax benefit for 1997 of $65 million was based upon a worldwide effective tax rate of 34%.

Including restructuring and other charges totaling $50 million in 1998 and $340 million in 1997, the Company recorded a net loss of $51 million, or $1.15 basic loss per common share, in 1998 compared with a net loss of $127 million, or $2.81 basic loss per common share, in 1997. Diluted loss per common share was the same as the basic loss per common share in 1998 and 1997.

1998 Fourth Quarter Results

Sales

Worldwide net sales to customers for the fourth quarter of 1998 were $542 million, an 11% percent decrease compared with worldwide net sales of $608 million in the fourth quarter of 1997. The principal reason for this decrease was lower sales of instant film across all regions of the world. On a unit basis, worldwide shipments to customers of instant cameras increased 5% while shipments to customers of instant film decreased by low double digits in 1998 compared with 1997.

Sales in the Americas Region decreased 8% to $344 million for the fourth quarter of 1998 compared with $372 million in the same period 1997. This decrease was primarily due to lower sales of instant film in the United States. On a unit basis, shipments to customers of instant cameras increased 13%, while shipments to customers of instant film decreased by low double digits in 1998 compared with 1997. The primary factor affecting the lower sales of instant film was the channel inventory reductions cited earlier. In addition, at the United States retail level in 1998, the Company estimates that the unit volume of integral film decreased by high single digits in the 1998 fourth quarter compared with the fourth quarter of 1997, while instant cameras increased approximately 8% in the fourth quarter compared with 1997. Also, sales of new products partially offset the impact of lower sales of instant film in the fourth quarter of 1998 versus the same period in 1997.

Sales in the European Region decreased 21% to $128 million for the fourth quarter of 1998 compared with $163 million in the same period of 1997. This decrease was primarily due to lower sales of instant film. The largest share of this reduction occurred in Russia, where the Company ceased shipments during the third quarter of 1998. The decline was also partly due to declines in sales in the Region's other emerging markets. On a unit basis, shipments to customers of instant cameras decreased 33% while shipments to customers of instant film decreased by mid double digits in 1998 as compared with 1997.

Sales in the Asia Pacific Region decreased 4% to $70 million for the fourth quarter of 1998 compared with $73 million in the fourth quarter last year. This decline was due to lower sales of products other than

Management's Discussion and Analysis of Operations  (continued)

instant cameras and film and the adverse impact of foreign exchange. These factors were largely offset by the sale of new products in Japan and higher volumes achieved in the Region's emerging markets. Due to new product sales, unit sales to customers of instant cameras increased 36%. On a unit basis, sales to customers of instant film increased by mid double digits due to a combination of higher sales in emerging markets and new product sales in Japan.

Profit/(Loss)

In the fourth quarter of 1998, the Company incurred an operating loss of $82 million compared with an operating loss of $294 million in the fourth quarter of 1997. Excluding restructuring and other charges of $50 million in 1998 and $340 million in 1997, other asset write-offs of $43 million in 1998 and $20 million in 1997 for above normal inventory write-offs (both of which were unrelated to restructuring), the profit from operations in the fourth quarter would have been $11 million in 1998 and $66 million in 1997. This decrease was primarily due to lower sales of instant film.

Profit from operations in the Americas Region was $80 million in the fourth quarter of 1998 compared with $100 million in the fourth quarter of 1997. This decline was primarily due to lower sales of instant film in the United States. To a lesser degree, the decline also reflected asset write-downs in the United States, sales declines in the Region's emerging markets and increased sales and marketing spending.

The loss from operations in the European Region was $1 million in the fourth quarter of 1998 compared with an operating profit of $29 million in the fourth quarter of 1997. This decrease was primarily due to the write-off of assets related to Russia and, to a lesser degree, lower sales of instant film in Russia and other European markets. These adverse factors were offset in part by decreased sales and marketing spending.

Profit from operations in the Asia Pacific Region totaled $9 million in the fourth quarter of 1998 compared with $14 million in the fourth quarter of 1997. This decrease was primarily due to lower sales of products other than instant film and the adverse impact of a stronger U.S. dollar.

Global Operations costs were $60 million in the fourth quarter of 1998 compared with $43 million in the fourth quarter of 1997. This increase was primarily due to unfavorable film manufacturing variances caused by reduced production volumes and start-up costs for new products, offset in part by lower manufacturing spending, including savings from restructuring, and lower asset write-offs.

Research and Development costs were $33 million in the fourth quarter of 1998 compared with $32 million in the fourth quarter of 1997.

Corporate costs were $77 million in the fourth quarter of 1998 compared to $362 million in the fourth quarter of 1997. Excluding restructuring and other charges of $50 million in 1998 and $340 million in 1997, Corporate costs would have been $27 million in the fourth quarter of 1998 compared with $22 million in the fourth quarter of 1997 reflecting increased overhead spending.

Other income was $23 million in the fourth quarter of 1998 compared with an expense of $2 million for the same period in 1997. In 1998, other income included $24 million in gains from the sale of real estate.

Interest expense increased to $17 million in the fourth quarter of 1998 compared with $13 million for the same period of 1997. The increase was primarily due to higher obligations.

In the fourth quarter of 1998, a tax benefit of $1 million was recognized against a loss before income taxes of $77 million while in the fourth quarter of 1997 a tax benefit of $106 million was recognized against a loss before income taxes of $309 million. In 1998, the amount of tax benefit recognized was limited due to recognition of losses in certain foreign jurisdictions for which no or little tax benefit could be recognized. The worldwide effective tax rate for the fourth quarter of 1997 was 34%.

Including restructuring and other charges totaling $50 million in the fourth quarter of 1998 and $340 million for the same period in 1997, the Company recorded a net loss in the fourth quarter of 1998 of $76 million, or $1.72 basic loss per common share, compared with a net loss of $203 million or $4.51 basic loss per common share, for the fourth quarter of 1997. Diluted loss per common share was the same as the basic loss per common share in the fourth quarter of 1998 and 1997.

1997 Worldwide Results Compared with 1996

(The management discussion below has been revised to comply with the adoption of Financial Accounting Standards Board Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information.")

Sales

Worldwide net sales to customers decreased to $2.1 billion in 1997 compared with $2.3 billion in 1996, primarily because of the strengthening of the U.S. dollar and lower sales in Russia and China. On a unit basis, worldwide shipments to customers of instant film decreased by high single digits in 1997 compared with 1996 while worldwide shipments to customers of instant cameras were approximately the same in 1997 as compared with 1996.

Sales in the Americas Region were $1,233 million in 1997 and $1,227 million in 1996. On a unit basis, shipments to customers of instant cameras increased 10% while shipments to customers of instant film were approximately the same in 1997 compared to 1996.

Sales in the European Region decreased by 13% from $668 million in 1996 to $583 million in 1997. The decrease was primarily due to the strengthening of the U.S. dollar and, to a lesser degree, lower sales of instant film and instant cameras, primarily in Russia. On a unit basis, shipments to customers of instant cameras decreased 23% while shipments to customers of instant film decreased by high single digits in 1997 as compared with 1996.

Sales in the Asia Pacific Region decreased by 13% from $380 million in 1996 to $330 million in 1997. This decline was primarily due to lower sales of instant film, mostly in China and a stronger U.S. dollar. On a unit basis, shipments to customers of instant cameras increased 23% while shipments to customers of instant film decreased by low double digits in 1997 as compared with 1996.

Profit/(Loss)

In 1997, the Company incurred a loss from operations of $159 million compared with a profit from operations of $52 million in 1996. Excluding restructuring and other special charges of $340 million in 1997 and $150 million in 1996, and the above normal inventory write-offs in 1997 of approximately $20 million (which were unrelated to restructuring), profit from operations would have been $201 million in 1997 and $202 million in 1996.

Profit from operations in the Americas Region was $369 million in 1997 compared with $344 million in 1996. This increase was primarily due to reductions in digital losses and savings from restructuring offset, in part, by lower licensing income.

Profit from operations in the European Region was $107 million in 1997 compared with $152 million in 1996. This decrease was primarily due to a stronger U.S. dollar and, to a lesser degree, lower sales of instant film, mainly in Russia.

Profit from operations in the Asia Pacific Region was $75 million in 1997 compared with $81 million in 1996. This decrease was primarily due to the adverse impact of a stronger U.S. dollar and lower sales of instant film, mainly in China.

Global Operations costs were $148 million in 1997 compared with $162 million in 1996. The decrease was primarily due to lower manufacturing costs, including savings from restructuring.

Research and Development costs were $123 million in 1997 compared with $116 million in 1996. The increase was primarily due to higher spending on new products.

Corporate costs were $440 million in 1997 compared with $247 million in 1996. Excluding restructuring and other special charges of $340 million in 1997 and $150 million in 1996, corporate costs would have been $100 million in 1997 and $97 million in 1996. The adjusted increase was primarily due to an increase in corporate overhead spending.

In December 1997, the Company announced a broad-based program to streamline operations and enhance earnings by consolidating and selling manufacturing facilities and reducing its corporate overhead structure. The total pre-tax expenses recorded in the fourth quarter of 1997 for restructuring and other charges related to this program were $340 million. Of this amount, approximately $17 million represented inventory write-downs, which were included in cost of goods sold.

The 1997 restructuring and other charges included approximately $150 million related to an involuntary severance program under which approximately 1,800 employees were expected to leave the Company (approximately 40% from Global Operations, approximately 50% from the regional segments, of which approximately half was from the European Region, and approximately 5% from Research and Development) over approximately 18 months. Most of the cash severance payments related to this program were expected to be paid by the end of 1999. No cash payments were made under the program in 1997.

The remainder of the restructuring and other charges in 1997 of $190 million primarily related to the write-down of assets. Approximately $106 million of this amount was related to the write-down of the Company's underutilized New Bedford coating facility to an independently determined fair value of approximately $18 million. The Company is considering several strategic options for future use of this facility, including an outright sale. In addition, approximately $22 million was for the write-off of battery assembly equipment, which is not required to support the Company's anticipated production requirements. The restructuring and other charges also included approximately $26 million related to the Company's underutilized chemical manufacturing facility in Freetown, Massachusetts that the Company sold in February 1998. Under the terms of the agreement to sell this facility, the Company entered into a long-term supply agreement with the purchaser, International Specialties Products, Inc., to purchase certain specialty chemicals used to manufacture the Company's instant film. The remainder of these write-downs related primarily to other assets, which were no longer required and will ultimately be disposed of and inventory write-downs related to restructured operations.

In 1996, restructuring and other special charges totaled $150 million with $7 million of this amount recorded in cost of goods sold.

Other income was $15 million in 1997 compared with $27 million in 1996. In 1997, other income included a $16 million gain primarily attributable to the change in the Company's method of applying FAS 52 as discussed under "1998 Worldwide Results Compared with 1997" above. In 1997, other income also included a gain on a real estate sale of $19 million offset by a donation valued at $19 million to endow charitable giving. Other income in 1996 included a $23 million gain on the sale of real estate.

Interest expense increased to $48 million in 1997 compared with $47 million in 1996.

For the full year 1997, the effective tax rate was 34%, compared with 52% for 1996. The decrease in the effective tax rate was primarily a result of the change in the Company's method of applying FAS 52 and the change in its operational structure.

In 1996, the Company recorded an extraordinary loss of $56.1 million (net of a tax benefit of $1.5 million) related to the retirement of an issue of the Company's convertible debentures.

Including restructuring and other special charges, totaling $340 million in 1997 and $150 million in 1996, the Company recorded a net loss of $127 million, or $2.81 basic loss per common share, in 1997 compared with a net loss of $41 million, or $.90 basic loss per common share, in 1996. Diluted loss per common share was the same as the basic loss per common share in 1997 and 1996.

Financial Liquidity and Capital Resources

At December 31, 1998, the Company's cash and cash equivalents amounted to $105 million compared with $68 million at December 31, 1997. The primary sources of cash in 1998 were provided by proceeds from the sale of real estate and fixed assets, financing activities and cash flows from operating activities. Working capital decreased to $360 million at December 31, 1998 from $573 million at December 31, 1997. This decrease was primarily a result of lower receivables together with higher short-term debt, trade payables and other liabilities.

For 1998, capital spending was $191 million and depreciation expense was $91 million. This compares with capital expenditures of $134 million and depreciation expense of $112 million in 1997. The decrease in depreciation expense in 1998 was due in large part to the write-down or disposal of over $100 million of fixed assets in the fourth quarter of 1997 and, to a lesser degree, disposals related to the sale of real estate in 1998. Capital spending in both years was a combination of on-going capital programs and spending related to new products. In 1998, capital spending also included the costs of outfitting facilities associated with the Company's consolidation of real estate and the installation of a new enterprise-wide software system. The new software system is primarily intended to streamline the Company's administrative processes and will also benefit the Company in achieving Year 2000 compliance. Capital expenditures in 1999 are expected to be approximately $170 million, of which approximately $70 million will be used for the maintenance of the Company's property, plant and equipment.

In addition to funding capital expenditures and working capital requirements during 1998, the Company also expended approximately $70 million to make payments relating to the 1997 involuntary severance program portion of the December 1997 restructuring (including the extension of this program in 1998), $46 million to repurchase the Company's common stock, $27 million to pay dividends to common stockholders and $19 million to make two acquisitions in the digital imaging industry.

In 1998, the Company sold certain assets primarily consisting of real estate, which resulted in cash proceeds of $96 million. In addition, as part of the Company's December 1997 restructuring, the Company also sold its underutilized chemical manufacturing facility in Freetown, Massachusetts for $55 million.

In 1997, the Company paid $57 million to repurchase the Company's common stock and made cash payments of $42 million under the 1995 severance program, which was substantially completed in 1997. Also in 1997, the Company expended approximately $30 million to purchase additional equity investments as part of the Helios transaction and to purchase foreign distributors and paid $27 million in dividends to common stockholders.

The Company has three sources of debt financing: short-term lines of credit; the Amended Credit Agreement (as defined below); and the Company's outstanding 6 3/4% Notes due 2002, 7 1/4% Notes due 2007 and 11 1/2% Notes due 2006 (the "2006
Notes").

At December 31, 1998, the Company had outstanding $332 million in short-term debt. This was comprised of $220 million of borrowings under the Company's Amended Credit Agreement (as defined below) and $112 million borrowed under the Company's lines of credit.

In December 1998, the Company entered into an amendment to its existing $350 million Credit Agreement (the "Credit Agreement"). The amended agreement (the "Amended Credit Agreement") provides for loans up to $350 million, will expire on December 31, 2001 and will be available on a revolving basis prior to its expiration. In connection with the Amended Credit Agreement, the Company entered into a collateral agreement and certain related documents that granted the lenders under the Amended Credit Agreement a first security interest in certain of the Company's domestic inventories and accounts receivable. This security will be released if the Company's credit rating is BBB- or higher by Standard & Poor's ("S&P") and Baa3 or higher by Moody's Investor's Services, Inc. ("Moody's").

The Amended Credit Agreement restricts, among other things, the Company's ability to do the following: to make certain capital expenditures; to make certain restricted payments; to incur debt in addition to the issuance of the 2006 Notes; to incur certain liens; to make certain investments; to enter into certain sale and leaseback transactions; and to merge, consolidate, sell or transfer all or substantially all of the Company's assets, subject to certain conditions.

The Amended Credit Agreement also requires the Company to maintain financial ratios relating to the maximum level of debt to EBITDA (earnings before interest, taxes, depreciation and amortization) and minimum interest coverage. In addition, the Amended Credit Agreement affords the lenders the right to incorporate covenants given to holders of notes or other securities which, in their judgement, are more restrictive. These lenders are evaluating the covenants contained in the indenture pursuant to which the 2006 Notes are issued (the "Indenture") to decide whether to exercise this option.

The Amended Credit Agreement restricts the Company's ability to pay dividends and repurchase stock. This agreement limits the payment of dividends and repurchase of the Company's common stock to $3.75 million per quarter in excess of the value of ESOP shares issued and proceeds from the exercise of stock options on a cumulative basis. Since the Company issues ESOP shares to all qualified United States employees as part of compensation, this amount is expected to total approximately $14 million per annum. As a result, the Company believes it is unlikely that this limitation will prevent it from continuing the current dividend payment of $.60 per share, per annum. In addition, the

Indenture also includes restrictions on dividends which the Company considers to be less restrictive than those contained in the Amended Credit Agreement.

Funds borrowed under the Amended Credit Agreement bear interest, at the Company's option, at either the prime rate of Morgan Guaranty Trust Company ("Prime") plus a margin; or LIBOR on euro-dollar loans ("Euro-dollar loans") plus a margin. The margin ranges from 0.085% to 2.0% for Prime-based loans and from 0.275% to 3.0% for Euro-dollar loans, based on the Company's credit ratings. In addition, the Company will pay the lenders a commitment fee on unused commitments ranging from 0% to 0.025% on an annual basis, depending on the Company's credit rating, and a fee to the administrative agent.

At December 31, 1998, the Company and several of its subsidiaries had short-term lines of credit with a number of commercial banks that totaled $170 million in maximum commitments, of which $112 million was outstanding. One of these lines of credit, for a maximum amount of 115 million Deutsche Marks (or approximately $70 million at December 31, 1998), is on a committed basis with Deutsche Bank de Bary N.V., the Dutch affiliate of Deutsche Bank A.G. A total of $41 million was outstanding under this agreement at December 31, 1998. On January 1, 1999, the interest rate on this facility increased from LIBOR plus 0.25% to LIBOR plus 2.0%. This facility, which permits borrowings on terms up to 6 months, may be terminated on three month's notice by either party.

At December 31, 1998, the Company had, in addition to $130 million under the Amended Credit Agreement, available lines of credit totaling $25 million and $34 million to support U.S. and international operations, respectively.

As of December 31, 1997, the Company had $242 million outstanding in short-term debt. This consisted of $91 million borrowed under lines of credit in the U.S. and $151 million borrowed from international lenders under lines of credit. There were no borrowings under the $350 million Credit Agreement at December 31, 1997. In addition to capacity under the Credit Agreement at December 31, 1997, the Company also had available lines of credit of $99 million and $104 million to support U.S. and international operations, respectively.

In November 1998, the Company filed an additional shelf registration with the Securities and Exchange Commission to issue, together with a previously filed shelf registration, up to an aggregate principal amount of $500 million of debt securities.

Management's Discussion and Analysis of Operations  (continued)

In February 1999, the Company issued the 2006 Notes in an aggregate principal amount of $275 million. The 2006 Notes were placed at par value. The net proceeds of $268 million from the sale of the 2006 Notes were used primarily for the payment of $200 million aggregate principal amount of the Company's 8% Notes that were due March 15, 1999 and for general corporate purposes, including reducing outstanding borrowings under the Amended Credit Agreement and short-term lines of credit. Since the Company refinanced the 8% Notes, the principal amount of these notes at December 31, 1998 was classified as a long-term note payable. The Indenture contains certain covenants that restrict, among other things, the Company and its subsidiaries from making certain restricted payments, including dividends on and the purchase of the Company's common stock and certain other payments; incurring additional debt and issuing preferred stock; creating certain liens; entering into sale and leaseback transactions; entering into certain transactions with affiliates; and entering into certain mergers and consolidations or selling all or substantially all of the properties or assets of the Company.

The Company's cost of borrowing is dependent, in part, upon the Company's corporate and long-term debt credit ratings. Currently, the Company's long-term debt is rated BB- by S&P, Ba3 by Moody's and BB by Duff & Phelps Credit Ratings Co.'s, ("D&P"). In 1998, S&P and D&P both lowered their credit ratings. S&P lowered its long-term debt rating from BBB- to BB- with a negative outlook. D&P's long-term debt ratings declined from BBB to

BB. In early 1999, Moody's lowered its long-term debt rating from Baa3 to Ba3 with a negative outlook.

In October 1997, the Company's Board of Directors authorized the repurchase of up to five million shares of the Company's common stock over three years. In 1998, the Company repurchased approximately 1.2 million shares of its common stock at a cost of $46 million. In 1997, approximately 1.3 million shares were repurchased at a cost of $57 million. At December 31, 1998, approximately 2.8 million shares remain to be purchased under the current program. Given the restricted payment covenants included in the Amended Credit Agreement and in the Indenture, it is unlikely that the Company will complete this repurchase plan within the program's three year period. When the Company does repurchase its common stock, it is its policy to repurchase its common stock on the open market, in privately negotiated transactions or otherwise (which may include transactions with Polaroid retirement plans, including the employee stock ownership portion of the Polaroid Retirement Savings Plan). The timing and amounts of future purchases under this program depend upon many factors, including market conditions, and the Company's business and financial condition and are limited by the terms of the Amended Credit Agreement and the Indenture.

The Company owns approximately 14% of the common stock of SDI Holding Corp. ("SDHI") with a book value of approximately $14 million at December 31, 1998. The Company also owns preferred stock, with a book value of approximately $35 million at that date, of Sterling Dry Imaging Systems, Inc., a subsidiary of SDHI ("SDIS"). In January 1999, Agfa-Gevaert N.V. agreed to acquire SDHI, excluding SDIS which, under the acquisition agreement, is to be spun off to SDHI's shareholders and not acquired by Agfa-Gevaert N.V. The Company is currently reviewing its position relative to this transaction. However, sufficient information is not available for the Company to fully assess the probable effect of this transaction on the value of its preferred stock in SDIS.

The Company believes that the availability of funds under the Amended Credit Agreement, the sale of its 2006 Notes, generated from operations and additional debt capacity will be adequate for at least the next twelve months to meet working capital needs, to fund spending for growth and maintenance of existing operations and to make payments associated with the December 1997 restructuring (including the extension to the involuntary severance program in 1998).

Foreign Currency Exchange

The Company generates a substantial portion of its revenues in international markets, which subjects its operations to the exposure of currency exchange fluctuations. The impact of currency fluctuations can be positive or negative in any given period. The Company's ability to counteract currency exchange movement is primarily dependent on pricing in local markets.

Effective January 1, 1997, the Company determined that the local currency is the functional currency for most of its subsidiaries outside of the U.S. The U.S. dollar will continue to be the functional currency for subsidiaries in highly inflationary economies.

To minimize the adverse impact of currency fluctuations on net monetary assets denominated in currencies other than the relevant functional currency ("nonfunctional currencies"), the Company engages in nonfunctional currency-denominated borrowings. The Company determines the aggregate amount of such borrowings based on forecasts of each entity's nonfunctional currency-denominated net monetary asset position and the relative strength of the functional currencies compared to the nonfunctional currencies. These borrowings create nonfunctional currency-denominated liabilities that hedge the Company's nonfunctional currency-denominated net monetary assets. Upon receipt of the borrowed nonfunctional currency-denominated funds, the Company converts those funds to the functional currency at the spot exchange rate. Exchange gains and losses on the nonfunctional currency-denominated borrowings are recognized in earnings as incurred. At December 31, 1997 and 1998, the amounts of the Company's outstanding short-term debt incurred for hedging purposes was $150 million and $107 million, respectively.

From time to time, the Company may use over-the-counter currency exchange swaps to reduce the interest expense incurred through the borrowings described above and to replace the hedge created by those borrowings. When a currency exchange swap is used to replace a hedge, the currency received by the Company in the spot market component of the currency exchange swap is used to close out the borrowings and, simultaneously, the hedge is reinstituted through a forward contract (not exceeding six months). The net interest value of the currency exchange swap contract is amortized to earnings over the life of the contract. Exchange gains or losses on the foreign currency obligation component of the forward contract are recognized in earnings as incurred in each accounting period. The Company does not enter into currency exchange swaps for trading purposes. At December 31, 1997 and 1998, the aggregate notional value of the Company's short-term foreign exchange swap contracts was $21 million and $50 million, respectively.

Since the Company has limited flexibility to increase prices in local currency to offset the adverse impact of foreign exchange, the Company may also purchase foreign currency call options. The term of these call options typically does not exceed 18 months. The Company's purchase of call options allows it to protect a portion of its expected foreign currency-denominated revenues from adverse foreign currency exchange movement. The Company typically does not buy call options, which can be exercised prior to the expiration date, nor does it typically write options or purchase call options for trading purposes. The Company amortizes premiums over the term of the option and defers any gains for its call options activity until the option exercise date. At December 31, 1997 and 1998, option contracts with a notional value of $268 million and $240 million were outstanding, respectively.

The Company maintains a Monetary Control Center (the "MCC"), which operates under written policies and procedures defining day-to-day operating guidelines, including exposure limits, to contract for the foreign currency denominated borrowings, foreign exchange swaps and call options described above. The MCC is subject to random independent audits and reports to a supervisory committee comprised of members of the Company's management. The MCC publishes regular reports to the Company's management detailing the foreign currency activities.

Impact of Inflation

Inflation continues to be a factor in many countries in which the Company does business. The Company's pricing strategy has offset to a considerable degree inflation and normal cost increases. The overall inflationary impact on earnings has been immaterial.

Factors That May Affect Future Results

Certain statements in this Management's Discussion and Analysis may be forward looking in nature, or "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "Act"). The Company desires to take advantage of the "safe harbor" provisions of the Act. The Company therefore cautions shareholders and investors that actual results may differ materially from those projected in or implied by any forward-looking statement as the result of a wide variety of factors, which include but are not limited to those set forth below. Many of the important factors below have been discussed in prior filings by the Company with the Securities and Exchange Commission.

Ability to Implement Business Strategy

The Company has implemented a business strategy to revitalize its instant imaging business which calls for, among other steps, the introduction of between 20 and 25 new products each year, the expansion of certain profitable businesses, and the continued reduction of costs and the improvement of operating efficiencies from its restructurings. As part of this strategy, the Company is promoting new uses of, and new markets for, this technology and is targeting new demographic segments, such as children, teens and young adults, through product innovations and marketing campaigns. There can be no assurance that the Company will be able to effectively implement this strategy and retail demand could be impacted. If this strategy is not successful, the Company's business and results of operations could be negatively impacted. Similarly, a decline in retail demand could have a material adverse effect on the Company's business and financial results.

Net losses

The Company experienced net losses for four of the last five fiscal years. These losses have been primarily due to the cost of restructurings, dealers' reduction in their inventories of the Company's products and the deterioration of economic conditions in the emerging markets in which the Company operates. If the Company continues to experience net losses, it may be required to find additional sources of financing to fund operating deficits, implement its business strategy and meet anticipated capital expenditures, research and development costs and financing commitments. There can be no assurance that if the Company needs to obtain such financing that it will find it on acceptable terms or that it would be permitted under the Indenture or the Amended Credit Agreement.

Developing Digital Imaging Products Market

The Company's ability to effectively compete in the digital imaging market is dependent on its ability to develop new digital imaging products, including digital hardware with chemical-based media, in a profitable and timely manner and to market them effectively. In many instances, the Company will enhance its ability to succeed by developing meaningful strategic business relationships with other companies. The market for digital imaging products is, however, highly competitive in price, quality and product performance. Because it is a relatively new market, with high research and development and other costs, it is also currently a low margin business. Many of the Company's competitors have greater financial and other resources and have more experience serving the demands of these markets. Accordingly, there can be no assurance that the Company will succeed in the digital imaging business. In addition, markets for digital imaging products are increasing rapidly and over time may erode either the growth or the absolute size of the Company's instant photography business.

Failure to Market New Products

The Company's plan to increase profits relies on the development of new products and their speedy introduction into the market. Future operating results may be negatively affected if the Company is unable to promptly design, develop, manufacture and market innovative imaging products that receive customer acceptance. In addition, because some of the Company's new products will replace or compete with existing products, its operating results could be adversely affected even if the Company is successful in developing and introducing new products.

Substantial Level of Debt

-----------
The Company has a significant amount of debt. The Company's high level of debt could have important consequences to investors and stockholders. For example, it could:

o   make it more difficult to satisfy its debt and other obligations;

o increase the Company's vulnerability to general adverse economic and industry conditions;

o limit the Company's ability to fund future working capital needs, capital expenditures, acquisitions, research and development costs and other general corporate requirements;

o require the Company to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing the availability of the Company's cash flow to fund working capital needs, capital expenditures and acquisitions, research and development efforts and other general corporate purposes;

o limit the Company's flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

o place the Company at a competitive disadvantage compared to its competitors that are less leveraged; and

o   limit its ability to borrow additional funds.

Restrictions Imposed by the Company's Debt and Financial Flexibility

The Company has financial and other restrictive covenants in the Company's debt instruments including restrictions in the event of a change in control. Failure to comply with these covenants could result in an event of default under the Amended Credit Agreement, the Indenture, and certain of the agreements governing short-term debt. If such default is not cured or waived it could have a material adverse effect on the Company.

The Company's ability to make payments on and to refinance its debt, to execute its business strategy, to make capital expenditures and to fund research and development costs will depend on its ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, exchange rate fluctuation and other factors, including retail demand and dealer inventory practices, that are beyond the Company's control. It is also subject to the Company's success in implementing its strategies. There can be no assurance that the Company will generate sufficient cash flow or that future borrowings will be available to the Company under the Amended Credit Agreement or short-term lines of credit in an amount sufficient to enable the Company to repay its debt and to fund other liquidity needs.

Failure to Reduce Cycle Time

The Company has already reduced and is committed to further reducing its cycle time in bringing new products to market. There is no guarantee that the Company will succeed in this endeavor. Shorter cycle times present a challenge for the effective management of the transition from existing products to new products and could negatively impact the Company's future operating results.

Highly Competitive Markets

The timing and introduction of new products by the Company's competitors could have a material negative impact upon the Company's introduction of new or enhanced products. The Company has competitors worldwide, ranging from large corporations to smaller and more specialized companies. In the instant imaging market, the Company faces competition from Fuji Photo Film Co., Ltd. ("Fuji"), which has announced that it will introduce selected new competitive products in Japan and Europe. In the digital imaging market, the Company faces competition from Eastman Kodak Company, Fuji, Hewlett-Packard Company, Canon U.S.A., Inc., Sony Corporation and others. Many of the Company's competitors are larger and have greater financial and other resources. There can be no assurance that the Company will be able to compete successfully and its failure to do so could have a material adverse effect on its business and financial results.

Customer Concentration

For the year ended December 31, 1998, the Company's ten largest customers accounted for approximately 25% of its net sales, and one customer, Wal-Mart Stores, Inc. ("Wal-Mart"), accounted for 13% of its net sales. If Wal-Mart or several of the Company's top customers were to stop purchasing the Company's products or significantly change their purchasing practices, there would be a material adverse effect on the Company's business and financial results.

Troubled Emerging Markets

The Company continues to believe that the emerging markets in all Regions in which it operates may offer attractive opportunities in the future. These markets are, however, considerably less stable than more established markets and continue to be troubled. For the foreseeable future, the Company does not anticipate that it will generate revenues in material amounts from Russia or certain other emerging markets. In Asia, the currency crisis and instability of the financial system have continued to negatively affect the Company's net sales. Accordingly, there can be no assurance that it will be able to increase its revenues from the emerging markets in which it operates.

Foreign Exchange Rate Fluctuations

The Company sells and markets its products worldwide. A major risk associated with such worldwide operations is the fluctuation of foreign exchange rates, particularly the Japanese Yen and German Mark. Although the Company engages in some foreign exchange hedging, fluctuations in foreign currencies could have a material adverse effect on the business and financial results of the Company.

Raw Materials and Supplies

The Company is affected by the price and availability of several raw materials and supplies, such as chemicals, polyester, film base, specialty paper and electronic components that the Company uses to manufacture its products. The Company therefore could be adversely affected by its inability to obtain these raw materials and supplies on favorable terms, and, in particular, by an increase in the costs of such raw materials and supplies if the Company is unable to pass along such price increases to its customers.

Loss of Patents and Trademarks

The Company obtains patents where feasible to protect its investment in research and development. The ownership of patents contributes to the Company's ability to use its inventions and at the same time may provide significant patent license revenue. In addition, the Company owns a number of valuable trademarks, including the trademark "Polaroid", which are important to its business. The loss of certain significant patents or trademarks would have a material adverse effect on the Company's business and financial results.

Potential Exposure to Environmental Liabilities

The Company's business and facilities are subject to a number of federal, state and local laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials.

Under certain environmental laws, a current or previous owner or operator of land may be liable for the costs of investigation, removal or remediation of hazardous materials at that property. These laws typically impose liability whether or not the owner or operator of the land knew of, or was responsible for, the presence of the hazardous materials or for the disposal or treatment of hazardous materials. The owner or operator may also be liable for the costs of investigation, removal or remediation of such substances at the disposal or treatment site, regardless of whether the affected site is owned or operated by that party.

Because the Company owns and operates a number of facilities and because it arranges for the disposal of hazardous materials at many disposal sites, the Company expects to incur costs for investigation, removal and remediation, as well as capital costs associated with compliance with these laws. In addition, changes in environmental laws or unexpected investigations and clean-up costs could have a material adverse effect on the Company's business and financial condition.

Management's Discussion and Analysis of Operations  (continued)

Dependence on Key Personnel

The Company's success depends upon the continued contributions of a number of key senior managers and the loss of the services provided by them could have a material adverse effect on the Company. In particular, the loss of the services provided by Gary DiCamillo, the Chairman and Chief Executive Officer, as well as certain other senior managers, could have a material adverse effect upon the Company's business and development. If that were to occur, there is no assurance that the Company would be able to locate such qualified personnel or employ them on acceptable terms or on a timely basis.

In addition, the Company's continued growth depends in part on its continuing ability to attract and retain qualified senior managers who can implement the Company's business strategy. There can be no assurance that the Company will be able to attract and retain such senior managers.

Impact of the Year 2000 Problem

The failure of the Company and its material third party vendors and suppliers to make their systems Year 2000 compliant could have a material adverse impact on the results of operations and financial condition of the Company. While recognizing the risks involved, the Company believes that the steps that the Year 2000 Committee has taken and is expected to take will significantly reduce the Company's exposure to the Year 2000 problem. The Year 2000 problem has, however, certain inherent risks that are difficult to measure, including the Company's ability to test all material systems in a timely fashion and the readiness of third party vendors and suppliers. There can be no assurance that the Company will foresee all Year 2000 problems or correct them on a timely basis.

Other Matters

The Company, together with other parties, is currently designated a Potentially Responsible Party ("PRP") by the United States Environmental Protection Agency (the "EPA") and certain state agencies with respect to the response costs for environmental remediation at several sites. In each case in which the Company is able to determine the likely exposure, such amount has been included in the Company's reserve. Where a range of comparably likely exposures exists, the Company has included in its reserve at least the minimum amount of the range. The Company's aggregate reserve for these liabilities was $2 million as of December 31, 1997 and 1998, respectively. The Company currently estimates that the majority of the $2 million reserved for environmental liabilities at December 31, 1998 will be payable over the next two to three years.

New Accounting Standards

In June 1998, the FASB issued Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) that establishes accounting and reporting requirements for derivative instruments and for hedging activities. FAS 133 requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge of the exposures to changes in fair value of recognized assets or liabilities or unrecognized firm commitments, a hedge of the exposure to variable cash flows of a forecasted transaction, or a hedge of the foreign currency exposure of a net investment in a foreign operation, unrecognized firm commitments, an available for sale security or a foreign-currency denominated forecasted transaction. The accounting for changes in fair value under FAS 133 depends on the intended use of the derivative and the resulting designation. FAS 133 must be adopted for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is currently evaluating the effect of this statement on its reported financial results.

Euro Conversion

On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies (the "legacy currencies") and one common currency (the "euro"). The participating countries had to adopt the euro as their common legal currency on that date (the " Euro Conversion"). The euro is now traded on currency exchanges and may be used in business transactions. On January 1, 2002, new euro-denominated bills and coins will be issued by participating countries. The legacy currencies will be withdrawn from circulation as legal tender effective January 1, 2002. During the period from January 1, 1999 and June 30, 2002, parties may use either the euro or a participating country's legacy currency as legal tender.

In 1998, the Company formed an Economic and Monetary Union Steering Committee and Project Team (the "EMU Committee"). The EMU Committee has analyzed the impact of the euro conversion on the Company in a number of areas, including the Company's information systems, product pricing, finance and banking resources, foreign exchange management, contracts and accounting and tax departments. While the Company is in the process of making certain adjustments to its business and operations to accommodate the euro conversion, the EMU Committee believes, based on information available at the time and numerous assumptions, that the euro conversion will not have a material adverse impact on the Company's financial position and results of operations.

Year 2000 Date Conversion

The Year 2000 problem is the result of computer programs and embedded chips being written with two instead of four digits to define the applicable year. As a result, computer programs and embedded chips that use date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. If the Company, or third parties with whom the Company has a material relationship, do not correct a material Year 2000 problem, the result could be an interruption in, or a failure of, certain normal business activities.

To prepare for the year 2000, the Company formed a Year 2000 Steering Committee (the "Year 2000 Committee") and dedicated officers to identify the major areas of the Company that will be affected by the Year 2000 problem and to manage a three-step process of (i) assessing Year 2000 compliance, (ii) analyzing possible solutions and implementing remedial programs and (iii) testing such programs for each major area. To manage the process of becoming Year 2000 compliant across its major areas, the Year 2000 Committee has taken the following steps: it has established, and periodically evaluates and updates, a master schedule for each major area (ranked by the priority of its tasks), has retained a number of consultants to assist the Company's verification and validation processes, has licensed several software applications and is preparing contingency plans in the event that the Company or third parties fail to or are unable to make their systems Year 2000 compliant in a timely fashion. In addition, the Company is in the process of installing a new enterprise-wide software system for most domestic and foreign locations. This new software will primarily facilitate the Company's effort to operate more efficiently and will also benefit the Company in becoming Year 2000 compliant. What follows is a summary of the six major areas identified by the Year 2000 Committee and the status of the three-step process for each.

The first major area comprises the business information systems that support the collection, processing and management of the Company's many internal data and recording needs, including those regarding order entry and billing, accounts receivable, accounts payable, product, customer and employee information, general ledger entries and related accounting functions, among others (collectively "Business Applications"). The Year 2000 Committee has completed the assessment phase for the Business Applications area. As of December 31, 1998, the Company had remediated, tested and placed into production 45% of the Business Applications. The new enterprise-wide software system will replace an additional 25% of the Business Applications. The Year 2000 Committee is forecasting, based on current information, completion of the entire Business Applications area by mid-year 1999.

The second major area is the Company's extensive computer hardware and software systems, including hardware platforms, telecommunications equipment and scientific and engineering applications and the networking of these systems throughout the Company's factories and offices (collectively, "IT Infrastructure"). The Year 2000 Committee has completed the assessment phase of the IT Infrastructure area and by December 31, 1998, it had remediated, tested and placed into production approximately 60% of the IT Infrastructure area. The Company expects that the remaining portions will be completed by mid-year 1999.

The third major area is the embedded chips and related systems that enable the Company to manufacture products and track and control certain inventory (collectively, "Shop Floor"). The Year 2000 Committee has completed the assessment of approximately 87% of the Company's manufacturing and warehousing locations and has retained a consulting firm with extensive knowledge in embedded systems and process controls to assist in the assessment phase. The Year 2000 Committee's remediation efforts are complicated by the high degree to which Shop Floor applications are customized for the Company's manufacturing systems and the need to accommodate ongoing production schedules. Based on current information, the Year 2000 Committee believes that the remediation and testing phases of the Shop Floor area will be completed in the third quarter of 1999.

The fourth major area is the Company's physical plant, including the security, heating and ventilation of factories and other buildings (collectively, "Facilities"). The Year 2000 Committee is completing the assessment phase of the Facilities area and has initiated the remediation phase in several domestic locations. Based on current information, the Year 2000 Committee expects that remediation and testing of the Facilities area will be completed in the third quarter of 1999.

The fifth major area relates to the Company's products. The majority of the Company's traditional instant camera and film products are not vulnerable to the Year 2000 problem. The Committee is continuing its assessment to determine any other product vulnerability and to evaluate the possible upgrading of certain products in a cost-effective manner. The Company has initiated remediation and testing for certain of these products. Since October 1, 1998, the Company has been shipping only Year 2000 compliant products to its customers. Based

Management's Discussion and Analysis of Operations  (continued)

on current information, the Year 2000 Committee expects to complete all phases related to the Company's products by mid-year 1999.

The sixth major area is the Company's material relationships and transactions with third parties, including the ability of suppliers to provide materials and services to the Company and the ability of customers to order and pay for products from the Company (collectively, "Third Parties"). The Year 2000 Committee is in the assessment phase of the Third Parties area. The Company has identified the most critical of the Company's Third Parties relationships, is communicating with these companies to address their state of readiness, is identifying potential alternative vendors and has retained a consultant to assist its efforts. Based on current information, the Year 2000 Committee is forecasting the completion of all phases of the Third Parties area, including the possible replacement of existing vendors, by the end of the third quarter of 1999.

The Year 2000 Committee is developing contingency plans to address the most reasonably likely worst case scenario resulting from Year 2000 problems. But, because the Company has not completed certain phases of the Year 2000 project, it has not been able to formulate these plans in their entirety or to forecast the total cost of contingency plans for each of the six major areas. The Year 2000 Committee expects to complete contingency plans during the first half of 1999.

The Year 2000 Committee has forecasted that the total cost of completing its Year 2000 project to be approximately $20 million to $25 million. The total projected amount of $20 million to $25 million includes internal staff costs associated with the Year 2000 project but does not include the estimated costs of the Company's new enterprise-wide software system or a forecast of the total cost for contingency plans for each of the six major areas. The Company has spent approximately $7 million of the projected total as of December 31, 1998. The Company expects to fund the cost of the Year 2000 project from general corporate funds.

The failure of the Company or the failure of its material third party vendors and customers to make their systems Year 2000 compliant could have a material adverse impact on the results of operations and financial condition of the Company. While recognizing the risks involved, the Company believes that the steps that the Year 2000 Committee has taken and is expected to take will significantly reduce the Company's exposure to the Year 2000 problem. The Year 2000 problem has, however, certain inherent risks that are difficult to measure, including the Company's ability to test all material remediated systems in a timely fashion and the readiness of third party vendors and customers. There can be no assurance that the Company will foresee all Year 2000 problems or remediate them on a timely basis.

Independent Auditors' Report

The Board of Directors and Stockholders
Polaroid Corporation:

We have audited the accompanying consolidated balance sheet of Polaroid Corporation and subsidiary companies as of December 31, 1998 and 1997, and the related consolidated statements of earnings, cash flows and changes in common stockholders' equity for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polaroid Corporation and subsidiary companies at December 31, 1998 and 1997, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP
-------------------------
KPMG Peat Marwick LLP
Boston, Massachusetts
January 20, 1999, except for Note 8 to which the date is February 17, 1999

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


/s/ Gary T. DiCamillo
    Chairman and
    Chief Executive Officer

/s/ Judith G. Boynton
    Executive Vice President and Chief Financial Officer

Financial Statements
Consolidated Statement of Earnings
Polaroid Corporation and Subsidiary Companies

                                                                                            Years ended December 31,
(In millions, except per share data)                                                 1996               1997               1998
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                         $2,275.2            $2,146.4           $1,845.9

  Cost of goods sold                                                               1,283.8             1,229.8            1,108.4
  Marketing, research, engineering
    and administrative expenses (Note 2)                                             796.6               752.2              736.5
  Restructuring and other (Note 2)                                                   110.0               323.5               50.0
  Special charges (Note 2)                                                            33.0               --                    --
                                                                                 ---------           ----------         ---------
Total costs                                                                        2,223.4             2,305.5            1,894.9
                                                                                 ---------           ----------         ---------

Profit/(loss) from operations                                                         51.8              (159.1)             (49.0)
                                                                                 ---------           ----------         ---------
  Other income:
    Interest income                                                                    5.1                 3.7                2.9
    Other                                                                             21.7                11.3               64.8
                                                                                 ---------           ----------         ---------

  Total other income                                                                  26.8                15.0               67.7
  Interest expense                                                                    47.4                47.8               57.6
                                                                                 ---------           ----------         ---------
Earnings/(loss) before income tax
  expense/(benefit)                                                                   31.2              (191.9)             (38.9)
   Federal, state and foreign income tax
     expense/(benefit) (Note 4)                                                       16.2               (65.2)              12.1
                                                                                 ---------           ----------         ---------

Earnings/(loss) before extraordinary item                                             15.0              (126.7)             (51.0)
  Extraordinary item (Note 8)                                                        (56.1)                 --                 --
                                                                                 ---------           ----------         ---------

Net loss                                                                          $  (41.1)           $ (126.7)          $  (51.0)
                                                                                 ==========          =========          =========

Basic earnings/(loss) per common share: (Note 1)
   Earnings/(loss) before extraordinary item                                        $  .33              $(2.81)            $(1.15)
   Extraordinary item                                                                (1.23)                 --                --
                                                                                 ---------           ----------         ---------
   Net loss                                                                         $ (.90)             $(2.81)            $(1.15)

Diluted earnings/(loss) per common share: (Note 1)
   Earnings/(loss) before extraordinary item                                        $  .33              $(2.81)            $(1.15)
   Extraordinary item                                                                (1.23)                 --                --
                                                                                 ---------           ----------         ---------
   Net loss                                                                         $ (.90)             $(2.81)            $(1.15)

Cash dividends per common share                                                     $  .60              $  .60             $  .60

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet
Polaroid Corporation and Subsidiary Companies

                                                                                                     December 31,
   (In millions)                                                                                1997             1998
---------------------------------------------------------------------------------------------------------------------------
Assets

Current assets
  Cash and cash equivalents                                                                 $   68.0          $  105.0
  Receivables, less allowances
       of $25.6 in 1997 and $42.0 in 1998 (Note 6)                                             545.1             459.6
  Inventories (Notes 5 and 6)                                                                  506.1             533.3
  Prepaid expenses and other assets (Note 4)                                                   233.1             195.5
                                                                                            --------          --------

Total current assets                                                                         1,352.3           1,293.4
                                                                                            --------          --------

Property, plant and equipment
  Land                                                                                          25.0              29.4
  Buildings                                                                                    344.5             351.4
  Machinery and equipment                                                                    1,460.0           1,450.5
  Construction in process                                                                      106.8             144.6
                                                                                            --------          --------
  Total property, plant and equipment                                                        1,936.3           1,975.9
  Less accumulated depreciation                                                              1,423.8           1,409.4
                                                                                            --------          --------

  Net property, plant and equipment                                                            512.5             566.5

Prepaid taxes - non-current (Note 4)                                                           175.6             208.2

Other assets                                                                                    92.3             129.6
                                                                                            --------          --------
Total assets                                                                                $2,132.7          $2,197.7
                                                                                            ========          ========

See accompanying notes to consolidated financial statements.

Liabilities and stockholders' equity                                                            1997             1998
---------------------------------------------------------------------------------------------------------------------------
Current liabilities
  Short-term debt (Note 6)                                                                   $  241.6          $  331.7
  Payables and accruals (Note 7)                                                                272.5             358.4
  Compensation and benefits (Notes 10 and 11)                                                   232.5             208.5
  Federal, state and foreign income taxes (Note 4)                                               32.9              34.4
                                                                                             --------          --------

Total current liabilities                                                                       779.5             933.0
                                                                                             --------          --------

Long-term debt (Note 8)                                                                         496.6             497.4

Accrued postretirement benefits (Note 11)                                                       246.5             241.9

Other long-term liabilities                                                                     125.7             135.5
                                                                                             --------          --------

Total liabilities                                                                             1,648.3           1,807.8
                                                                                             --------          --------
Preferred stock, Series A and Series D,  $1 par value,
  authorized 20,000,000 shares; all shares unissued                                                --                --
                                                                                             ---------         --------

Common stockholders' equity (Note 9)

  Common stock, $1 par value,
    authorized 150,000,000 shares (75,427,550 shares
    issued in 1997 and 1998)                                                                     75.4              75.4
  Additional paid-in capital                                                                    425.2             413.4
  Retained earnings                                                                           1,304.1           1,226.7
  Accumulated other comprehensive income                                                        (39.8)            (33.4)
  Less: Treasury stock, at cost (30,891,250 shares in 1997
        and 31,437,933 shares in 1998)                                                        1,279.4           1,291.5
        Deferred compensation                                                                     1.1                .7
                                                                                             --------          --------
  Total common stockholders' equity                                                             484.4             389.9
                                                                                             --------          --------
Total liabilities and stockholders' equity                                                   $2,132.7          $2,197.7
                                                                                             ========          ========

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows
Polaroid Corporation and Subsidiary Companies

                                                                                          Years ended December 31,
(In millions)                                                              1996                   1997                 1998
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net loss                                                              $ (41.1)                $ (126.7)            $ (51.0)
  Extraordinary item                                                       56.1                     --                  --
  Depreciation of property, plant
    and equipment                                                         118.3                    111.5                90.7
  (Increase)/decrease in receivables                                        4.1                    (36.2)               79.0
  (Increase)/decrease in inventories                                       82.2                      9.8               (28.4)
  (Increase)/decrease in prepaids and
    other assets                                                          (26.7)                   (75.6)               39.0
  Increase/(decrease) in payables
    and accruals                                                           42.1                    (28.6)               25.3
  Increase/(decrease)in compensation
    and benefits                                                          (25.4)                    68.9               (21.0)
  Increase/(decrease)in federal, state and
    foreign income taxes payable                                            7.9                     (4.3)              (29.9)
  Gain on sale of real estate                                             (23.2)                   (19.5)              (68.2)
  Contribution of real estate                                                --                     19.1                  --
  Other non-cash items                                                    118.1                    203.7                62.2
                                                                        -------                 --------             -------
  Net cash provided by operating activities                               312.4                    122.1                97.7
                                                                        -------                 --------             -------

Cash flows from investing activities
  Increase in other assets                                                (37.7)                   (31.5)              (25.4)
  Additions to property, plant and equipment                             (121.8)                  (134.3)             (191.1)
  Proceeds from sale of fixed assets                                       35.4                      7.7               150.5
  Acquisitions, net of cash acquired                                         --                       --               (18.8)
                                                                        -------                 --------             -------
  Net cash used by investing activities                                  (124.1)                  (158.1)              (84.8)
                                                                        -------                 --------             -------

Cash flows from financing activities
  Net increase/(decrease) in short-term debt
    (maturities 90 days or less)                                          (31.0)                   138.4               131.2
  Short-term debt (maturities over 90 days):
    Proceeds                                                               64.5                     44.8                73.0
    Payments                                                              (62.0)                   (63.7)             (117.2)
  Proceeds from issuance of long-term debt                                   --                    296.6                  --
  Repayments of long-term debt                                            (39.5)                  (327.8)                 --
  Cash dividends paid                                                     (27.3)                   (27.1)              (26.5)
  Purchases of treasury stock                                             (43.6)                   (57.4)              (45.5)
  Extinguishment of debt                                                  (56.1)                      --                  --
  Proceeds from issuance of shares
    in connection with stock incentive plan                                 9.6                     31.7                 6.0
                                                                        -------                 --------             -------
  Net cash provided/(used) by financing activities                       (185.4)                    35.5                21.0
                                                                        -------                 --------             -------
Effect of exchange rate changes on cash                                    (3.4)                    (4.3)                3.1
                                                                        -------                 --------             -------

Net increase/(decrease) in cash and
cash equivalents                                                            (.5)                    (4.8)               37.0
Cash and cash equivalents at beginning of year                             73.3                     72.8                68.0
                                                                        -------                 --------             -------
Cash and cash equivalents at end of year                                $  72.8                 $   68.0             $ 105.0
                                                                        =======                 ========             =======

See accompanying notes to consolidated financial statements.

        Consolidated Statement of Changes in Common Stockholders' Equity
                  Polaroid Corporation and Subsidiary Companies
                  Years ended December 31, 1996, 1997 and 1998
                      (In millions except number of shares)

                                                                                                                     Total
                                                          Additional                                                common
                                   Common       Common    paid-in      Retained        Treasury      Deferred     stockholders'
1996                               shares       stock     capital      earnings         stock      compensation      equity
----                               ------       -----     -------      --------         -----       -----------   -------------
Balance at beginning
 of period                      45,532,826     $ 75.4     $ 401.9    $ 1,525.8       $ (1,205.4)     $ (80.0)        $ 717.7
Comprehensive income:
    Net earnings/(loss)                                                  (41.1)                                        (41.1)
                                                                                                                     --------
    Total comprehensive
    income/(loss)
                                                                                                                       (41.1)
Stock options
 exercised - tax benefit                                      1.4                                                        1.4
Issuance of shares
  in connection with
  compensation and stock           344,129                    6.1                           4.2          (.3)           10.0
  incentive plans (Note 10)
Dividends declared
  -common stock                                                          (27.3)                                        (27.3)
ESOP dividend tax
   benefit received on                                                      .4                                            .4
   unallocated shares
Repurchase of
 shares                         (1,057,565)                                               (43.6)                       (43.6)
Stock options - 1993(Note 10)                                                                            1.0             1.0
Loan repayments from ESOP trust                                                                         39.7            39.7
                                ----------     ------     -------    ---------       -----------     ---------       -------
Balance at end
  of period                     44,819,390     $ 75.4     $ 409.4    $ 1,457.8       $ (1,244.8)     $ (39.6)        $ 658.2
                                ==========     ======     =======    =========       ===========     =========       =======

See accompanying notes to consolidated financial statements.

        Consolidated Statement of Changes in Common Stockholders' Equity
                  Polaroid Corporation and Subsidiary Companies
                  Years ended December 31, 1996, 1997 and 1998
                      (In millions except number of shares)

                                                                                                  Accumulated
                                                                     Additional                      other
                                         Common           Common     paid-in      Retained       comprehensive         Treasury
1997                                     shares           stock      capital      earnings           income              stock
----                                     ------           -----      -------      --------           ------              -----
Balance at beginning
 of period                               44,819,390       $ 75.4      $ 409.4     $ 1,457.8                --         $ (1,244.8)
Comprehensive income:
    Net earnings/(loss)                                                              (126.7)
    Other comprehensive income:
    Foreign currency translation
    adjustments (Note 1)                                                                                (39.8)
    Total comprehensive
    income/(loss)
Stock options
 exercised - tax benefit                                                  6.6
Issuance of shares
  in connection with
  compensation and stock
  incentive plans (Note 10)                 983,510                       9.2                                               22.8
Dividends declared
  -common stock                                                                       (27.1)
ESOP dividend tax
   benefit received on                                                                   .1
   unallocated shares
Repurchase of shares                     (1,266,600)                                                                       (57.4)
Stock options - 1993(Note 10)
Loan repayments from ESOP trust          -----------      ------      -------     ---------           --------        -----------
Balance at end
 of period                               44,536,300       $ 75.4      $ 425.2     $ 1,304.1           $ (39.8)        $ (1,279.4)
                                         ==========       ======      =======     =========           ========        ===========


                                                         Total
                                                        common
                                      Deferred       stockholders'
                                    compensation        equity
                                    -----------         ------
Balance at beginning                  $ (39.6)          $ 658.2
 of period
Comprehensive income:                                    (126.7)
    Net earnings/(loss)
    Other comprehensive income:
    Foreign currency translation
    adjustments (Note 1)                                  (39.8)
                                                        -------
    Total comprehensive                                  (166.5)
    income/(loss)
Stock options                                               6.6
 exercised - tax benefit
Issuance of shares
  in connection with
  compensation and stock                   .3              32.3
  incentive plans (Note 10)
Dividends declared                                        (27.1)
  -common stock
ESOP dividend tax                                            .1
   benefit received on
   unallocated shares                                     (57.4)
Repurchase of shares                       .5                .5
Stock options - 1993(Note 10)            37.7              37.7
Loan repayments from ESOP trust       -------           -------

Balance at end                        $ (1.1)           $ 484.4
 of period                            =======           =======

See accompanying notes to consolidated financial statements.

        Consolidated Statement of Changes in Common Stockholders' Equity
                  Polaroid Corporation and Subsidiary Companies
                  Years ended December 31, 1996, 1997 and 1998
                      (In millions except number of shares)

                                                                                                   Accumulated
                                                                      Additional                      other
                                         Common         Common        paid-in      Retained       comprehensive       Treasury
1998                                     shares         stock         capital      earnings           income            stock
----                                     ------         -----         -------      --------           ------            -----
Balance at beginning
    of period                            44,536,300     $ 75.4         $ 425.2    $ 1,304.1           $ (39.8)        $ (1,279.4)
Comprehensive income:
    Net earnings/(loss)                                                              (51.0)
    Other comprehensive
    income:
    Unrealized gain/(loss)on
    available-for-sale
    securities (net of tax
    of $1.0)                                                                                              1.4
    Foreign currency translation
    adjustments (Note 1)                                                                                  5.0
   Total comprehensive
   income/(loss)
Stock options
    exercised - tax benefit                                                 .9
Issuance of shares
  in connection with
  compensation and stock                    192,197                       (4.1)                                              9.7
  incentive plans (Note 10)
Dividends declared
    -common stock                                                                     (26.4)
Repurchase of shares                     (1,213,600)                                                                       (45.5)
Common stock issued
 to ESOP (Notes 9 and 11)                   474,720                       (8.6)                                             23.7
                                         ----------     ------         -------    ---------           -------         -----------
Balance at end
 of period                               43,989,617     $ 75.4         $ 413.4    $ 1,226.7           $ (33.4)        $ (1,291.5)
                                         ==========     ======         =======    =========           ========        ===========


                                                                         Total
                                                                        common
                                                     Deferred        stockholders'
                                                   compensation         equity
                                                   -----------          ------
Balance at beginning
    of period                                         $ (1.1)           $ 484.4
Comprehensive income:
    Net earnings/(loss)                                                   (51.0)
    Other comprehensive
    income:
    Unrealized gain/(loss)on
    available-for-sale
    securities (net of tax
    of $1.0)                                                                1.4
    Foreign currency translation
    adjustments (Note 1)                                                    5.0
                                                                        -------
   Total comprehensive
   income/(loss)                                                          (44.6)
Stock options
    exercised - tax benefit                                                  .9
Issuance of shares
  in connection with
  compensation and stock                                  .4                6.0
   incentive plans (Note 10)
Dividends declared
    -common stock                                                         (26.4)
Repurchase of shares                                                      (45.5)
Common stock issued
 to ESOP (Notes 9 and 11)                                                  15.1
                                                      -------           -------
Balance at end
 of period                                            $  (.7)           $ 389.9
                                                      =======           =======

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

Investments:

The Company classifies its investments at the time of purchase as one of the following: trading, held-to-maturity, or available-for-sale. Trading securities, which are expected to be sold in the near term, are recorded at fair value with gains or losses recorded in earnings. Held-to-maturity securities for which the Company has the ability and intent to hold until maturity are recorded at cost, adjusted for the amortization of premiums and discounts which approximates market value. All other investments not classified as trading or held-to-maturity are classified as available-for-sale. At December 31, 1998, the Company's long-term investments, consisting of investments in debt and equity securities, have been reclassified primarily as available-for-sale from held-to-maturity and, accordingly, have been recorded at fair value. Unrealized gains and losses net of the related tax effect on available-for-sale securities are reported as a separate component of shareholders' equity until realized. The estimated market values of investments are based on quoted market prices as of the end of the reporting period.

Derivatives:

Gains on the Company's purchase of call options, if any, related to qualifying hedges of anticipated transactions are deferred and are recognized in income when the hedged transaction occurs.

Inventories:

Inventories are valued on a first-in, first-out basis at the lower of cost or market value. Market value is determined by replacement cost or net realizable value.

Income Taxes:

Amounts in the financial statements related to income taxes are calculated using the principles of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). Under FAS 109, prepaid and deferred taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is "more likely than not" that some portion or all of the deferred tax assets will not be recognized.

Provision for U.S. income taxes on the undistributed earnings of foreign subsidiaries is made only on those amounts in excess of the funds considered to be permanently reinvested.

Property, Plant and Equipment:

In the fourth quarter of 1997 retroactive to January 1, 1997, the Company changed its method of depreciation for financial reporting for the cost of buildings, machinery and equipment acquired on or after January 1, 1997 from primarily an accelerated method to the straight-line method. Prior to 1997, the cost of buildings, machinery and equipment was depreciated, primarily by accelerated depreciation methods over the estimated useful lives of those assets for both financial reporting and income tax purposes. The Company continues to use primarily accelerated depreciation methods for income tax purposes. The Company believes that the straight-line method more appropriately measures the economic benefits received from these assets and since the straight-line method is the predominant method used in the industry in which it operates, this change increases the comparability of the Company's results with those of its competitors. The impact of this change was not material to either the Company's statement of earnings or balance sheet for 1997. Since this change was not material, the Company's previously reported financial results for interim quarters for 1997 were not restated. For financial reporting, the estimated useful lives of the Company's assets were as follows: buildings, 20 - 40 years: machinery and equipment, 3 - 15 years.

Other Long-term Liabilities:

For the Company, other long-term liabilities includes amounts that are not expected to be settled within the next twelve months. Those amounts include pension, postemployment benefits and other non-current liabilities.

Foreign Currency Translation:

Effective January 1, 1997, the Company determined that the local currency is the functional currency for most of its subsidiaries outside the U.S. Assets and liabilities denominated in foreign functional currencies are translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of shareholders' equity. Revenues, costs and expenses denominated in foreign functional currencies are translated at the weighted average exchange rate for the period. The U.S. dollar will continue to be the functional currency for subsidiaries in highly inflationary economies. This change did not have a material impact on the Company's balance sheet as of January 1, 1997.

Prior to 1997, the Company's foreign operations were measured by reflecting financial results of those operations as if they had taken place within a U.S. dollar based economic environment. For those years, inventory, property, plant and equipment, cost of goods sold and depreciation were remeasured from foreign currencies to U.S. dollars at historical exchange rates. All other accounts were translated at current exchange rates. Gains and losses resulting from those remeasurements were included in income.

Patents and Trademarks:

Patents and trademarks are valued at $1.

Product Warranty:

Estimated product warranty costs are accrued at the time the products are sold.

Advertising Costs:

The Company expenses the cost of advertising in the year incurred.

Earnings Per Common Share:

Basic earnings/(loss) per common share are computed by dividing net earnings/(loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings/(loss) per common share reflect the maximum dilution that would have resulted from the exercise of stock options and in 1996, from the convertible debentures (see Note 8). Diluted earnings/(loss) per common share are computed by dividing net earnings/(loss) by the weighted average number of common shares and all dilutive securities.

EPS Reconciliation

The reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per common share computations for the Company's reported net earnings/(loss) is as follows: (in millions except per share amounts)

                                                                                             Per
                                                 Earnings/                                  Share
                                                   (Loss)               Shares              Amount
                                                   ------               ------              ------
1996
----
Basic earnings/(loss) per share:
--------------------------------
Earnings before extraordinary item                $  15.0                45.4               $ 0.33
Extraordinary item                                $ (56.1)               45.4               $(1.23)
                                                  --------                                  -------
Net loss                                          $ (41.1)               45.4               $ (.90)
                                                  ========               ====               =======

Diluted earnings/(loss) per share:
---------------------------------
Earnings before extraordinary item                 $ 15.0                45.4*              $ 0.33
Extraordinary item                                 $(56.1)               45.4*              $(1.23)
                                                   -------                                  -------
Net loss                                           $(41.1)               45.4*              $ (.90)
                                                   =======               =====              =======

1997
----
Basic loss per share                              $ (126.7)              45.1               $(2.81)
                                                  =========              ====               =======

Diluted loss per share                            $ (126.7)              45.1*              $(2.81)
                                                  =========              =====              =======

1998
----
Basic loss per share                              $ (51.0)               44.2               $(1.15)
                                                  ========               ====               =======

Diluted loss per share                            $ (51.0)               44.2*              $(1.15)
                                                  ========               =====              =======

*    For 1996, 1997 and 1998, stock options for shares of common stock totaling
     4.1 million, 3.9 million and 5.8 million, respectively, were outstanding but were not included in the calculations of diluted earnings per share because the effect was anti-dilutive. In addition, the effect of the outstanding 8% Convertible Debentures of 4.3 million shares for 1996 and the effect of .1 million and .2 million outstanding performance shares for 1997 and 1998, respectively, were not included since the effects were anti-dilutive.

New Accounting Standards:

Effective January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130 "Reporting Comprehensive Income" ("FAS 130") which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. For the Company, comprehensive income includes net earnings/(loss), unrealized gains and losses on available-for-sale securities and unrealized gains and losses from foreign currency translation. Prior periods presented for comparative purposes have been formatted to comply with the requirements of FAS 130.

Effective January 1, 1998, the Company adopted American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. SOP 98-1 must be applied on a prospective basis as of the adoption date. Under SOP 98-1, certain payroll and related costs for Company employees working on the application of development stage projects as defined in the SOP for internal use computer software must be capitalized and amortized over the expected useful life of the software. Previously, the Company had expensed these costs as incurred. At adoption, SOP 98-1 did not have a material impact on the Company's results of operations or financial position.

Effective for 1998, the Company adopted Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131") that requires companies to determine reportable segments based on available information used by the Company's chief operating decision maker to allocate resources to the segments and measure segment performance. Certain disclosures for segments are similar to those required under previous standards. However, certain new information and quarterly disclosures are required. In addition, new entity-wide disclosures are required about products and services and the countries in which material assets are located and that report material revenues. Prior period information presented has been restated to comply with FAS 131.

Effective January 1, 1998, the Company adopted Financial Accounting Standard Board Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132"). The implementation of FAS 132 revises certain footnote disclosure requirements and adds certain new disclosures related to pension and other retiree benefit plans. However, it does not change the measurement or recognition requirements for those plans.

In June 1998, the Financial Accounting Standard Board issued Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") that establishes accounting and reporting requirements for derivative instruments and for hedging activities. FAS 133 requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge of the exposures to changes in fair value of recognized assets or liabilities or unrecognized firm commitments, a hedge of the exposure to variable cash flows of a forecasted transaction, or a hedge of the foreign currency exposure of a net investment in a foreign operation, unrecognized firm commitments, an available-for-sale security or a foreign-currency denominated forecasted transaction. The accounting for changes in fair value under FAS 133 depends on the intended use of the derivative and the resulting designation. FAS 133 must be adopted for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is currently evaluating the effect of this statement on its reported financial results.

Reclassification:

Certain prior year information has been reclassified to conform with current year presentation of data.

Notes to Consolidated Financial Statements, continued

2. Supplemental Information

Research, Engineering and Development Costs:

(In millions)                                                                       1996          1997        1998
---------------------------------------------------------------------------------------------------------------------
Research, engineering and development costs                                       $116.3        $122.8      $126.6

Advertising Costs:

(In millions)                                                                       1996          1997        1998
---------------------------------------------------------------------------------------------------------------------

Advertising costs                                                                 $134.6        $127.9      $113.0


At December 31, 1997 and 1998, the amounts of advertising costs reported as prepaid expenses on the consolidated balance sheet were $4.8 and $2.0 million, respectively.

Interest Capitalization:

The Company has capitalized interest costs relating to certain qualifying assets. In 1996, 1997 and 1998, the amounts of interest costs capitalized were $5.1 million, $2.6 million and $2.2 million, respectively.

Cash Flow Information:

Cash payments for interest and income taxes were:

(In millions)                                                                  1996          1997             1998
------------------------------------------------------------------------------------------------------------------
Interest                                                                      $52.0         $46.7            $56.5
Income taxes                                                                    7.3          22.2             12.9

In 1996, other non-cash items included $44.6 million related to enhanced pension benefits provided under the Company's early retirement programs, offered in the fourth quarter of

1995 and the first quarter of 1996, respectively, that are being funded from the Company's pension plans. In 1996, the Company also recorded as other non-cash items $25.8 million for fixed asset and inventory write-offs associated with the sale of the Company's Helios diagnostic equipment line and the cancellation of a printer project.

In 1997, other non-cash items included $177.8 million of fixed asset and inventory write-downs and $7.5 million of pension curtailment costs, all of which were related to the Company's plan to streamline worldwide operations which was announced in December 1997. Also in 1997, the Company recorded a non-cash item of $19.7 million primarily for inventory write-offs for products that were not included in the restructuring.

In 1998, the Company recorded non-cash items of $15.1 million for the issuance of shares relating to the Retirement Savings Plan and $46.9 million for the write-off of assets not related to restructuring.

Acquisitions:

In 1998, the Company acquired two companies in the digital imaging industry, NBS Imaging Systems, Inc. and Appraisers Choice, Inc., for a total purchase price of $18.8 million.

Restructuring Charges and Other:

In 1996, the first quarter pre-tax restructuring and other charge of $110.0 million represented the balance of severance and pension enhancement costs and inventory write-downs related to the December 1995 restructuring program. In the first quarter of 1996, the pre-tax cost related to the severance program was approximately $55.4 million. Additionally, approximately $44.6 million represented enhanced retirement benefits provided under the early retirement program which are being funded from the Company's pension plans. Total cash severance payments related to the December 1995 restructuring program, which included the charges recorded in the first quarter of 1996, were substantially completed as of December 31, 1997.

In December 1997, the Company announced a broad-based program to streamline worldwide operations and enhance earnings by consolidating and selling manufacturing facilities and reducing its corporate overhead structure. The total pre-tax expenses recorded in the fourth quarter of 1997 for restructuring and other charges related to this program were $340.0 million. Of this amount, approximately $16.5 million represented inventory write-downs which were included in cost of goods sold. In December 1998, the Company announced an expansion of its 1997 involuntary severance program to further streamline operations and improve profitability. The pre-tax expense for this expansion of the 1997 program recorded in the fourth quarter of 1998 was $50.0 million.

In 1997, restructuring and other charges included approximately $150.0 million related to an involuntary severance program which, when combined with the $50.0 million restructuring charge in 1998 for the extension to this program, brought the total charge recorded for the involuntary severance program to $200.0 million. Included in these amounts were pension curtailment costs of $7.5 million and $2.6 million in 1997 and 1998, respectively, that have been reflected as non-cash items in the Company's consolidated statement of cash flows. Under the 1997 involuntary severance program, including the extension in 1998, approximately 2,800 employees are expected to leave the Company (approximately 46% from Global Operations, approximately 40% from the regional segments, of which approximately half was from the European Region, and less than 10% from Research and Development). Approximately half of these terminations had occurred as of December 31, 1998, with the remainder to be completed by the end of 1999. Cash severance payments of approximately $70.0 million related to this program, including the extension, had been made as of December 31, 1998. These cash payments are expected to be substantially completed by the end of the year 2000.

The remainder of the $190.0 million restructuring and other charges in 1997 primarily related to the write-down of assets. Approximately $106.0 million of this amount was related to the write-down of the Company's underutilized New Bedford coating facility to an independently determined fair value of approximately $18.0 million. The Company is pursuing several strategic options for future use of this facility, including an outright sale. In addition, approximately $22.0 million was related to the write-off of battery assembly equipment which was not required to support the Company's anticipated production requirements. The restructuring and other charges also included approximately $26.0 million related to the Company's underutilized chemical manufacturing facility in Freetown, Massachusetts that the Company sold in February 1998. Under the terms of the agreement to sell this facility, the Company entered into a long-term supply agreement with International Specialties Products, Inc. to purchase certain specialty chemicals used to manufacture the Company's instant film. The remainder of these write-downs related primarily to other assets which were no longer required and will ultimately be disposed of and inventory write-downs related to restructured operations.

Special Charges:

In 1996, the Company recorded a $40.0 million pre-tax cost which included $25.0 million related to costs associated with the sale of the Company's Helios medical diagnostic imaging equipment line and $15.0 million for the write-down of parts and capital equipment under development for a canceled printer project and other costs. Inventory write-offs of $7.0 million related to these matters were recorded in cost of goods sold, and $33.0 million was reported as special charges. The $33.0 million of special charges reflects write-offs of fixed assets, severance and other costs. In connection with the Helios sale, the Company acquired a minority interest in the buyer and its parent company (see
Note 15).

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

To minimize the adverse impact of currency fluctuations on net monetary assets denominated in currencies other than the relevant functional currency ("nonfunctional currencies"), the Company engages in nonfunctional currency-denominated borrowings (see Note 6). The Company determines the aggregate amount of such borrowings based on forecasts of each entity's nonfunctional currency-denominated net monetary asset position and the relative strength of the functional currencies compared to the nonfunctional currencies. These borrowings create nonfunctional currency-denominated liabilities that hedge the Company's nonfunctional currency-denominated net monetary assets. Upon receipt of the borrowed nonfunctional currency-denominated funds, the Company converts those funds to the functional currency at the spot exchange rate. Exchange gains and losses on the non-functional currency-denominated borrowings are recognized in earnings as incurred. At December 31, 1997 and 1998, the amount of the Company's outstanding short-term debt incurred for hedging purposes were $149.9 million and $106.6 million, respectively.

From time to time, the Company may use over-the-counter currency exchange swaps to reduce the interest expense incurred through the borrowings described above and to replace the hedge created by those borrowings. When a currency exchange swap is used to replace a hedge, the currency received by the Company in the spot market component of the currency exchange swap is used to close out the borrowings, and, simultaneously, the hedge is reinstituted through a forward contract (not exceeding six months). The net interest value of the currency exchange swap contract is amortized to earnings over the life of the contract. Exchange gains or losses on the foreign currency obligation component of the forward contract are recognized in earnings as incurred in each accounting period. The Company does not enter into currency exchange swaps for trading purposes. At December 31, 1997 and 1998, the aggregate notional value of the Company's short-term foreign exchange swap contracts was $20.8 million and $49.8 million, respectively.

Since the Company has limited flexibility to increase prices in local currency to offset the adverse impact of foreign exchange, the Company may also purchase foreign currency call options. The term of these call options typically does not exceed 18 months. The Company's purchase of call options allows it to protect a portion of its expected foreign currency-denominated revenues from adverse foreign currency exchange movement. The Company typically does not buy call options which can be exercised prior to the expiration date, nor does it typically write options or purchase call options for trading purposes. The Company amortizes premiums over the term of the option and defers any gains for its call options activity until the option exercise date. At December 31, 1997 and 1998, option contracts with a notional value of $268.2 and $239.9 million were outstanding, respectively.

Fair Value:

The carrying amounts of cash, cash equivalents, trade receivables, short-term debt and trade payables approximate fair value because of the short maturity of these financial instruments. Other assets include investments in non-marketable private companies and publicly traded companies. Investments in private companies are carried at the lower of cost or net realizable value. The estimated aggregate fair market value of these investments approximated the carrying amount as of December 31, 1997 and 1998. Investments in publicly traded companies are reported at fair value with related unrealized gains and losses reported net of tax in accumulated other comprehensive income, a component of stockholders' equity. As of December 31, 1997, the carrying amount and fair value of the Company's long-term debt was $496.6 and $499.9, respectively. As of December 31, 1998, the carrying amount and fair value of the Company's long-term debt was $497.4 million and $477.5 million, respectively.

The estimated fair value of the Company's call options and foreign exchange swaps generally reflects the estimated amounts the Company would receive or pay to terminate the contracts at the reporting dates, thereby taking into account the current unrealized gains or losses on open contracts. At December 31, 1997 and 1998, the aggregate notional value of the Company's short-term foreign exchange swap contracts was $20.8 million and $49.8 million, respectively. The net carrying value and fair value of these contracts at December 31, 1997 and 1998 were not material to the financial position of the Company. At December 31, 1997 and 1998, option contracts with a notional value of $268.2 and $239.9 million were outstanding, respectively. At December 31, 1997 and 1998, the estimated fair value of these call option contracts was $7.3 million and $1.2 million, respectively.

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

Concentration of Credit Risk:

The Company places its temporary cash investments in highly rated financial instruments and financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. In addition, the Company's investment policy limits its exposure to concentrations of credit risk.

The Company would be exposed to credit risk if a counterparty to a call option contract or the forward component of a foreign exchange

Notes to Consolidated Financial Statements, continued

swap contract were to fail to meet its contractual obligation, in which case the Company would be required to replace the contract at the market rate. The Company believes that the risk of financial loss due to the inability of counterparties to meet their obligation is remote and that any such loss would not be material to the results of operations of the Company. The Company minimizes its risk exposure from foreign exchange swaps and purchased call options by limiting counterparties to carefully selected major financial institutions.

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

4.  Income Taxes

An analysis of income tax expense/(benefit) follows:

(In millions)

1996                     Current             Deferred              Total
--------------------------------------------------------------------------
Federal                 $   2.8             $ (19.2)              $ (16.4)
State                        .4                  .8                   1.2
Foreign                    25.7                 5.7                  31.4
                        -------             -------               -------
    Total               $  28.9             $ (12.7)              $  16.2
                        =======             =======               =======

1997                     Current             Deferred              Total
--------------------------------------------------------------------------

Federal                 $   6.8             $ (72.0)               $(65.2)
State                        .3                (3.2)                 (2.9)
Foreign                     --                  2.9                   2.9
                        -------             -------               -------
    Total               $   7.1             $ (72.3)               $(65.2)
                        =======             =======               ========

1998                     Current             Deferred              Total
--------------------------------------------------------------------------

Federal                 $   0.9             $  (0.3)              $    .6
State                       0.5                 -                      .5
Foreign                    16.6                (5.6)                 11.0
                        -------             -------               -------
    Total               $  18.0             $  (5.9)              $  12.1
                        =======             =======               ========

Prepaid income taxes and deferred income taxes result from future tax benefits and expenses related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. These differences predominately relate to U.S. operations. Carryforwards and tax overpayments are also included in prepaid income taxes. The net of deferred income tax assets and deferred income tax liabilities reflected on the consolidated balance sheet was a net asset of $325.6 million and $330.0 million as of December 31, 1997 and 1998, respectively. Significant components of those amounts shown on the balance sheet as of December 31 were as follows:

 (In Millions)                                          1997                1998
----------------------------------------------------------------------------------
Deferred tax assets:
  Property, plant and equipment
     and trademarks                                  $   16.5           $   (2.8)
  Inventory                                              43.4               34.8
  Compensation and benefits                              96.4               85.6
  Postretirement and postemployment
   benefits                                             114.7              113.4
  Loss and credit carryforwards                          79.8              139.0
  All other                                              14.7                3.3
                                                     --------           --------
  Subtotal                                              365.5              373.3
  Valuation allowance                                   (27.4)             (30.3)
                                                     --------           --------
  Total deferred tax assets                          $  338.1           $  343.0
                                                     --------           --------
Deferred tax liabilities:
  Property, plant and equipment
    and trademarks                                   $    5.7           $    7.2
  Inventory                                               3.3                3.5
  Compensation and benefits                               2.9                2.7
  All other                                                .6               (0.4)
                                                     --------           ---------
  Total deferred tax liability                           12.5               13.0
                                                     --------           --------
Net deferred tax asset                               $  325.6           $  330.0
                                                     ========           ========

As of December 31, 1997, valuation allowances of $27.4 million existed for prepaid taxes related to foreign tax credits and to capital losses; however, all capital losses were utilized in 1998. Valuation allowances of $30.3 million were established as of December 31, 1998 for the prepaid taxes primarily related to foreign tax credits. Foreign tax credits may be used to offset the U.S. income taxes due on income earned from foreign sources. However, the credit is limited by the total income included on the U.S. income tax return as well as the ratio of foreign source income to total income. Excess foreign tax credits may be carried back two years and forward five years. As of December 31, 1998, the Company did not believe it was more likely than not that it would generate a sufficient level and proper mix of taxable income within the appropriate period to utilize all the foreign tax credits.

Management believes that it will obtain the full benefit of other deferred tax assets on the basis of its evaluation of the Company's anticipated profitability over the period of years that the temporary differences are expected to become tax deductions. It believes that sufficient book and taxable income will be generated to realize the benefit of these tax assets. This assessment of profitability takes into account the Company's present and anticipated split of domestic and international earnings and the fact that the temporary differences related to postretirement and other postemployment benefits are deductible over a period of 30 to 40 years.

Management considered that as of December 31, 1998, the Company has a net operating loss carryforward of $263.1 million. $37.8 million of the net operating loss in the U.S. expires in 2010; $45.5 million expires in 2011; $61.8 million expires in 2012 and, due to recent tax law change which extends the carryforward period of net operating loss to 20 years, the $118.0 million of net operating loss generated in 1998 will expire in 2018. The Company also has a foreign tax credit carryforward of $28.4 million (against which, there is a full valuation allowance) and an alternative minimum tax credit carryforward of $6.3 million as of December 31, 1998. $17.0 million of the foreign tax credit expires in 2000; $3.1 million expires in 2001; $4.4 million expires in 2002; and $3.9 million expires in 2003. The alternative minimum tax credit does not expire. Management does believe it will earn sufficient U.S. income to utilize the net operating losses within the carryforward period. Nevertheless, there can be no assurance that the Company will generate any specific level of continuing earnings or where these earnings will be generated.

For alternative minimum tax purposes, the Company had an alternative minimum tax net operating loss of $149.6 million at the end of 1998. $19.7 million will expire in 2011; $35.2 million will expire in 2012; and $94.7 million will expire in 2018. In addition, the Company had an alternative minimum tax foreign tax credit carryforward at the end of 1998 of $36.5 million. $6.6 million expires in 1999; $18.5 million expires in 2000; $3.1 million expires in 2001; $4.4 million expires in 2002; and $3.9 million expires in 2003.

An analysis of earnings/(loss) before income tax expense/(benefit) and extraordinary loss follows:

(In millions)                          1996               1997              1998
---------------------------------------------------------------------------------------
Domestic                             $  (3.7)            $(189.9)         $  (33.6)
Foreign                                 34.9                (2.0)             (5.3)
                                     -------             --------          --------

    Total                            $  31.2             $(191.9)         $  (38.9)
                                     =======             ========         =========

A reconciliation of differences between income tax/(benefit) computed at the statutory U.S. federal income tax rate (35% for all years presented) and the Company's reported income tax expense/(benefit), in millions, follows:

                                                          1996             1997             1998
----------------------------------------------------------------------------------------------------
Income tax expense/(benefit) at U.S.
  statutory rate                                         $ 10.9          $ (67.2)        $ (13.6)
State taxes                                                 1.0             (3.2)            1.5
Benefit plan deductions                                    (1.0)            (1.0)             .1
Loss carryforwards                                          (.9)            (1.5)           (4.0)
Nondeductible expenses/Nontaxable income                     .8             (3.9)            1.0
Valuation allowance change                                 (1.7)             5.9             2.9
Tax effect resulting from
  foreign activities                                        6.8              2.8            23.6
Other                                                        .3              2.9              .6
                                                         ------           ------         -------
Reported income tax expense/(benefit)                    $ 16.2          $ (65.2)        $  12.1
                                                         ======          ========        =======

Undistributed earnings of foreign subsidiaries held for reinvestment in overseas operations amounted to $450.7 million at December 31, 1998. Additional U.S. income taxes may be due upon remittance of those earnings (net of foreign tax reductions because of the distribution), but it is impractical to determine the amount of any such additional taxes. If all those earnings were distributed as dividends, foreign withholding taxes of approximately $23.7 million would be payable.

5.  Inventories

The classification of inventories at December 31 follows:

(In millions)                               1997                  1998
---------------------------------------------------------------------------
Raw materials                              $  91.0               $  83.5
Work-in-process                              192.4                 190.5
Finished goods                               222.7                 259.3
                                             -----                 -----
    Total                                  $ 506.1               $ 533.3
                                           =======               -------

6. Short-term Debt

At December 31, 1998, the Company had $331.7 million outstanding in short-term debt. This was comprised of $220.0 million of borrowings under the Company's Amended Credit Agreement (as defined below) and $111.7 million borrowed from the Company's lines of credit.

In December 1998, the Company entered into an amendment to its existing $350.0 million Credit Agreement (the "Credit Agreement"). The amended agreement (the "Amended Credit Agreement") provides for loans up to $350.0 million, will expire on December 31, 2001 and will be available on a revolving basis prior to its expiration. In connection with the Amended Credit Agreement, the Company entered into a collateral agreement and certain related documents that granted the lenders under the Amended Credit Agreement a first security interest in certain of the Company's domestic inventories and accounts receivable. This security will be released if the Company's credit rating is BBB- or higher by Standard & Poor's ("S&P") and Baa3 or higher by Moody's Investor's Services, Inc. ("Moody's").

The Amended Credit Agreement restricts, among other things, the Company's ability to do the following: to make certain capital expenditures; to make certain restricted payments; to incur debt in addition to the issuance of the Company's notes issued in February 1999; to incur certain liens; to make certain investments; to enter into certain sale/leaseback transactions; and to merge, consolidate, sell or transfer all or substantially all of the Company's assets, subject to certain conditions.

The Amended Credit Agreement also requires the Company to maintain financial ratios relating to the maximum level of debt to EBITDA (earnings before interest, taxes, depreciation, and amortization) and minimum interest coverage. In addition, the Amended Credit Agreement affords the lenders the right to incorporate covenants given to holders of notes or other securities which, in their judgement, are more restrictive. These lenders are evaluating the covenants contained in the indenture pursuant to which the Company's 11 1/2 Notes due 2006 (the "2006 Notes") were issued (the "Indenture") to decide whether to exercise this option.

The Amended Credit Agreement restricts the Company's ability to pay dividends and repurchase stock. This agreement limits the payment of dividends and repurchase of the Company's common stock to $3.75 million per quarter in excess of the value of ESOP shares issued and proceeds from the exercise of stock options on a cumulative basis. Since the Company issues ESOP shares to all qualified United States employees as part of compensation, this amount is expected to total approximately $14 million per annum. As a result, the Company believes it is unlikely that this limitation will prevent it from continuing the current dividend payment of $.60 per share, per annum. In addition, the Indenture also included restrictions on dividends which the Company considers to be less restrictive than those contained in the Amended Credit Agreement.

Funds borrowed under the Amended Credit Agreement will bear interest, at the Company's option, at either the prime rate of Morgan Guaranty Trust Company ("Prime") plus a margin; or LIBOR on euro-dollar loans ("Euro-dollar loans"), plus a margin. The margin ranges from 0.085% to 2.0% for Prime-based loans and from 0.275% to 3.0% for Euro-dollar loans, based on the Company's credit ratings. In addition, the Company will pay the lenders a commitment fee on unused commitments ranging from 0% to 0.25% on an annual basis, depending on the Company's credit rating, and a fee to the administrative agent. The weighted average interest rate on the Company's Amended Credit Agreement was 6.9% at December 31, 1998. There

Notes to Consolidated Financial Statements, continued were no borrowings under the Company's Credit Agreement at December 31, 1997.

At December 31, 1998, the Company and several of its subsidiaries had short-term lines of credit with a number of commercial banks that totaled $170.4 million in maximum commitments, of which $111.7 million was outstanding with a weighted average rate of 4.0% per annum. One of these lines of credit, for a maximum amount of 115 million Deutsche Marks (or approximately $70.0 million at December 31, 1998), is on a committed basis with Deutsche Bank de Bary N.V., the Dutch affiliate of Deutsche Bank A.G. A total of $41.3 million was outstanding under this agreement at December 31, 1998. On January 1, 1999, the interest rate on this facility increased from LIBOR plus 0.25% to LIBOR plus 2.0%. This facility, which permits borrowings on terms up to 6 months, may be terminated on three month's notice by either party.

At December 31, 1998, the Company had, in addition to $130.0 million under the Amended Credit Agreement, available lines of credit totaling $25.0 million and $33.7 million to support U.S. and international operations, respectively.

As of December 31, 1997, the Company had $241.6 million outstanding in short-term debt with a weighted average interest rate of 5.6% per annum. This consisted of $91.1 million borrowed under lines of credit in the U.S. and $150.5 million borrowed from international lenders under lines of credit. In addition to capacity under the Credit Agreement at December 31, 1997, the Company also had available lines of credit of $98.9 million and $103.9 million to support U.S. and international operations, respectively.

Interest expense on U.S. short-term borrowings was $1.5 million in 1997 and $8.9 million in 1998. The weighted average interest rates on these borrowings were 5.8% and 6.6% in 1997 and 1998, respectively. Interest expense on international short-term borrowings was $8.4 million in both 1997 and 1998. The weighted average interest rates on these borrowings ranged between 4.7% and 5.5% in 1997 and between 4.6% and 5.2% in 1998.

7.  Payables and Accruals

The following items are included in payables and accruals at December 31:

(In millions)                                     1997                1998
-----------------------------------------------------------------------------
Trade accounts payable                         $  138.1            $  184.8
Reserve for marketing programs                     44.8                36.6
Other accrued expenses and
current liabilities                                89.6               137.0
                                               --------            --------
    Total                                      $  272.5            $  358.4
                                               ========            ========

8.  Long-term Debt

Principal amounts of long-term debt outstanding as of December 31 are as follows:

(In millions)
1997                                     Total
-------------------------------------------------
6 3/4% Notes                         $  148.7
7 1/4% Notes                            148.2
8% Notes                                199.7
                                        -----
   Total                             $  496.6
                                     ========

1998                                     Total
-------------------------------------------------

6 3/4% Notes                         $  149.0
7 1/4% Notes                            148.4
8% Notes                                200.0
                                        -----
   Total                             $  497.4
                                     ========

In 1991, the Company issued $140.0 million of 8% Subordinated Convertible Debentures due 2001 (the "Debentures") as partial consideration for the repurchase of its convertible preferred stock and warrants originally issued in 1989. The Debentures carried an annual interest rate of 8% and were convertible to common stock at approximately $32.50 per share. The Debentures were also subordinated in right of payment to all existing debt of the Company. Subsequently, the holders of the Debentures created a trust under which they retained conversion rights to convert the Debentures into approximately 4.3 million shares of common stock of the Company, but sold to institutional investors the right to principal and interest payments on the Debentures.

In June 1996, the Company purchased the conversion rights for $53.8 million and redeemed $.5 million of principal of the $140 million Debentures. As the holder of the conversion rights, the Company could have retired the Debentures at any time on or before September 30, 1998. If the Debentures had not been redeemed by the Company by September 30, 1998, the conversion rights would have reverted to the holders of the Debentures. The purchase of the conversion rights was determined to be a substantive modification of the terms of the Debentures and was accounted for as an extinguishment of debt and the issuance of new debt. The cost of the conversion rights and the amount of the fair value of the new debt over the carrying value of the extinguished debt was recorded as an extraordinary loss of $54.5 million, (net of a tax benefit of $.4 million).

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

The $200 million 8% Notes due March 15, 1999 (the "8% Notes") were issued with a discount and were not redeemable prior to maturity.

On January 14, 1997, the Company issued $300.0 million in debt securities consisting of $150 million 7 1/4% Notes due January 15, 2007 (the "2007 Notes") and $150 million 6 3/4% Notes due January 15, 2002 (the "2002 Notes") to refinance existing debt. The 2007 Notes were placed with a discount, at a price of 99.43% of par with a yield of 7.33%. The 2002 Notes were placed with a discount, at a price of 99.53% of par with a yield of 6.86%. The net proceeds from the sale of the Notes were used primarily for the payment of $150.0 million principal amount of the Company's 7 1/4% Notes due January 15, 1997 and to exercise the Company's right to the repurchase of the remaining principal amount of its $139.5 million 8% Subordinated Convertible Debentures due 2001. The balance of the net proceeds were used for general corporate purposes.

In November 1998, the Company filed an additional shelf registration with the Securities and Exchange Commission to issue, together with a previously filed shelf registration statement, up to an aggregate principal amount of $500.0 million of debt securities.

In February 1999, the Company issued the 2006 Notes in an aggregate principal amount of $275.0 million. The 2006 Notes were placed at par value. The net proceeds of $268.1 million from the sale of the 2006 Notes were used primarily for the payment of $200.0 million aggregate principal amount of the Company's 8% Notes that were due March 15, 1999 and for general corporate purposes, including reducing outstanding borrowings under the Amended Credit Agreement and short-term lines of credit. Since the Company refinanced the 8% Notes, the principal amount of these notes at December 31, 1998 was classified as a long-term note payable. The Indenture contains certain covenants that restrict, among other things, the Company and its subsidiaries from making certain restricted payments, including dividends on and the purchase of the Company's common stock and certain other payments; incurring additional debt and issuing preferred stock; creating certain liens; entering into sale and leaseback transactions; entering into certain transactions with affiliates; entering into certain mergers and consolidations or selling all or substantially all of the properties or assets of the Company.

Including the impact of the issuance of the 2006 Notes, which occurred in February 1999, the aggregate scheduled repayments on the Company's long-term debt as of December 31, 1998 was as follows:

               1999 -                 $     0
               2000 -                 $     0
               2001 -                 $     0
               2002 -                 $ 150.0 million
               2003 -                 $     0
               2004 and thereafter -  $ 350.0 million

9.  Common Stockholders' Equity

During 1996, the Company repurchased 1.1 million shares of common stock for $43.6 million. During 1997, 1.3 million shares were repurchased for $57.4 million and during 1998, 1.2 million shares were repurchased for $45.5 million. On October 21, 1997, the Company's Board of Directors authorized the repurchase of up to 5 million shares of the Company's common stock over three years. As of December 31, 1998, approximately 2.8 million shares remain to be purchased under the current program. Given the restricted payment covenants included in the Amended Credit Agreement and in the Indenture, it is unlikely that the Company will complete this repurchase plan in the programs three year time frame. When the Company does repurchase its common stock, it is its policy to repurchase its common stock on the open market, in privately negotiated transactions or otherwise (which may include transactions with Polaroid retirement plans, including the employee stock ownership portion of the Polaroid Retirement Savings Plan). The timing and amounts of any future purchases under this program depend upon many factors, including market conditions, and the Company's business and financial condition and are limited by the terms of the Amended Credit Agreement (see Note 6) and the Indenture(see Note 8).

In 1998, the Company contributed .5 million shares of common stock valued at $15.1 million to the Company's Retirement Savings Plan to be held in the ESOP fund (see Note 11). The number of shares held by the Company's Retirement Savings Plan in the ESOP Fund on December 31, 1997 and 1998 were 7.1 million and
6.8 million, respectively, all of which were allocated to participants.

Dividends paid on unallocated ESOP shares of $1.0 million in 1996 and $.1 million in 1997 were used to repay the Company's ESOP loan. The remaining dividends for allocated shares held by the ESOP Trust were paid to ESOP participants. Deferred compensation included $1.1 million and $.7 million at December 31, 1997 and 1998, respectively, related to the 1993 Polaroid Stock Incentive Plan (See Note 10).

10. Incentive Compensation and Stock Incentive Plans

The Company maintains annual incentive plans covering substantially all domestic employees and employees of manufacturing subsidiaries in The United Kingdom and The Netherlands. Amounts charged to operations for these annual cash incentive plans were $25.8 million in 1996, $2.2 million in 1997 and $5.0 million in 1998.

As of December 31, 1998, the Company had a stock incentive plan which provided fixed stock-based compensation awards as described below. Effective January 1, 1996 the Company adopted Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). Under FAS 123, the Company has elected not to adopt the new accounting method and will continue to account for its stock-based compensation under the existing provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense has been recognized.

In 1990, the Company adopted its original Polaroid Stock Incentive Plan (the "1990 Plan") under which officers and other key employees could be granted stock options (either non-qualified or incentive), stock appreciation rights and restricted stock as incentives to increase revenues and profits. Up to 3,000,000 shares of the Company's common stock have been authorized for use under the 1990 Plan. Only stock option awards were made under the 1990 Plan.

In May 1993, the Company adopted the 1993 Polaroid Stock Incentive Plan (the "1993 Plan") under which officers and other key employees may be granted awards in the form of stock options (either non-qualified or incentive), stock appreciation rights, restricted stock, and any other form determined by the Board of Directors to be consistent with the 1993

Plan, as incentives to increase revenues and profits. A total of 3,000,000 shares of the Company's common stock were authorized for use under the 1993 Plan plus any unused shares from the 1990 Plan. In March 1997, the Company amended the 1993 Plan and authorized an additional 3,500,000 shares to be used under the plan. As a result, a maximum of 6,500,000 shares of the Company's common stock have been authorized for use under the 1993 Plan, plus any shares that become available under the 1990 Plan. The number of common shares reserved for granting of future awards for

Notes to Consolidated Financial Statements, continued

officers and key employees was 482,966, 3,224,105 and 1,119,699 at December 31, 1996, 1997 and 1998, respectively.

The options which have been awarded under the 1990 Plan and the 1993 Plan typically vest proportionately over approximately a four year period and are exercisable for approximately a ten year period from the date of grant, if the holder remains in the employ of the Company. In general, if the option holder's employment terminates for reasons other than a change of control, death or retirement, no further vesting can occur. When an option holder's employment terminates for any reason other than retirement, death or disability, all vested options must be exercised within three months from the termination date or approximately ten years from the date of the grant, whichever is earlier.

The Human Resource Committee of the Company's Board of Directors, composed of non-employee members of the Board, administers the 1990 Plan and the 1993 Plan and, as such, can determine the vesting period, performance factors or other restrictions for an award. The Committee may waive or amend conditions of the option grant, such as accelerating vesting terms during an early retirement or severance program.

In 1990, the Company adopted the Polaroid Board of Directors' Stock Option Plan (the "Directors' Plan"), which granted each non-employee director an option to purchase 3,000 shares of the Company's common stock. For a new non-employee director, the date of the grant is the date the director joins the Board. In 1996, the shareholders approved an amendment to the Directors' Plan to award each non-employee director as of July 15, 1995 a one-time grant of an option to purchase 2,000 shares of the Company's common stock at $42.63 per share. Vesting of these option grants will conform with the terms outlined in the Directors' Plan.

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

Under the Directors' Plan and the Board of Directors' Stock Plan, option awards are exercisable for a ten year period from the date of grant if the director remains on the Board. Any vesting ceases when an individual terminates as a director, and a former director must exercise his or her vested options within three years from the date of termination or ten years from the date of grant, whichever is earlier. Up to 400,000 shares of the Company's authorized common stock may be issued under the Directors' Plan and the Board of Directors Stock Plan. As of December 31, 1998, a cumulative total of 100,500 options have been granted at prices ranging from $33.13 to $52.00 under the Directors' Plan and the Board of Directors Stock Plan.

A summary of the Company's fixed stock option awards as of December 31, 1996, 1997 and 1998 and changes during the years ending on those dates is presented below:

                                   Number of Options           Weighted-average
Fixed Options                        (in thousands)             Exercise Price
-------------                        --------------             --------------
Outstanding at
  December 31, 1995                       3,863                     $32.85

1996 Activity:
Granted                                     642                     $44.57
Exercised                                  (329)                    $29.34
Forfeited                                   (51)                    $41.14
                                          -----

Outstanding at
  December 31, 1996                       4,125                     $34.85

1997 Activity:
Granted                                     812                     $43.17
Exercised                                  (981)                    $32.33
Forfeited                                   (44)                    $39.01
                                          -----

Outstanding at
  December 31, 1997                       3,912                     $37.16

1998 Activity:
Granted                                   2,159                     $32.92
Exercised                                  (190)                    $30.52
Forfeited                                  (114)                    $39.38
                                          -----

Outstanding at
  December 31, 1998                       5,767                     $35.74
                                          =====

Options exercisable at December 31:

                                               Number of Options                     Weighted-average
                                                 (in thousands)                        Exercise Price
                                               -----------------                      ---------------
1996                                                 2,524                                 $32.46
1997                                                 2,247                                 $33.96
1998                                                 2,760                                 $35.87

Weighted-average fair value of options
granted during the year:

1996                                                $16.06
1997                                                $13.19
1998                                                $ 9.14

Options Outstanding December 31, 1998:

                                                   Weighted-average
                                    Number of          Remaining          Weighted-average
    Range of                         Options       Contractual Life           Exercise
 Exercise Prices                 (in thousands)        (years)                 Price
----------------                 --------------    -----------------     -----------------
$24 to $28                           1,569                 7.7                  $24.75
$31 to $35                           1,290                 4.1                  $32.59
$36 to $43                           1,856                 8.0                  $41.90
$44 to $60                           1,052                 5.4                  $45.14
                                     -----
$24 to $60                           5,767                 6.6                  $35.74
                                     =====

Options exercisable at December 31, 1998

                                               Number of     Weighted-average
   Range of                                     Options          Exercise
Exercise Prices                              (in thousands)       Price
---------------                              --------------  -----------------
$24 to $28                                         427             $24.90
$31 to $35                                       1,184             $32.46
$36 to $43                                         501             $41.91
$44 to $60                                         648             $44.67
                                                 -----
$24 to $60                                       2,760             $35.87
                                                 =====

If compensation cost for the Company's fixed stock option awards had been determined based on fair value at grant date for awards under the plans consistent with FAS 123, the Company's net loss and basic loss per common share would have been increased to the pro forma amounts as follows:

(In millions, except per share data)                       1996        1997        1998
-----------------------------------------------------------------------------------------

Net loss:
     As reported                                          $(41.1)    $(126.7)   $ (51.0)
     Pro forma                                             (46.3)     (133.2)     (59.0)
Basic loss per share:
     As reported                                            (.90)      (2.81)     (1.15)
     Pro forma                                             (1.02)      (2.95)     (1.33)

Diluted loss per common share for 1996, 1997 and 1998 was the same as the basic loss per common share.

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

The fair value of each option grant was estimated on the grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

                                  1996             1997              1998
-----------------------------------------------------------------------------
Dividend yield                 1.4%              1.4%             1.9%
Expected volatility           21.0%             22.4%            25.6%
Risk free interest rate        6.3%              6.6%             4.9%
Expected option life           5.5 years         5.5 years        5.5 years

Dividend equivalent payments on outstanding stock options of $2.1 million, $1.6 million and $1.3 million were made in 1996, 1997 and 1998, respectively. Approximately 80% of the options granted in 1996 were issued with dividend equivalents. No options were granted in 1997 or 1998 with dividend equivalents.

Under the 1993 Plan, the Company awarded 25,000 shares of restricted stock at $46.50 per share in 1995 and 15,000 shares of restricted stock at $45.88 per share in 1996. The 1995 restricted shares vest proportionately each year over a five year period. The 1996 restricted shares vest if the Company achieves certain financial objectives within a five year period. The value of the restricted stock issued was recorded as deferred compensation and is being amortized to compensation expense ratably over a five year period from the award date.

11.  Benefit Plans

Effective January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132"), which revises certain footnote disclosures and requires certain new disclosures related to pensions and other retiree benefit plans. All prior period information presented has been restated in accordance with the requirements of FAS 132.

The Company maintains a qualified noncontributory trusteed pension plan covering substantially all domestic employees. Through 1997, the benefits were based on years of service and final average compensation at retirement. Effective January 1, 1998, the Company adopted a pension plan change for most of its domestic employees. The revised plan bases retirement benefits on an account balance that accumulates over the employee's working career. For certain employees, a ten year transition period from the previous pension formula to the new formula will apply. This plan change necessitated certain changes in plan assumptions including the rate of changes in salary increases. The effect of this plan change was reflected in the funded status of the Company's plans as of December 31, 1997. In general, the Company's policy is to fund the domestic pension trust to the extent such contributions would be deductible under the funding standards established under the Internal Revenue Code. Plan assets consist primarily of high quality corporate and U.S. government bonds, asset-backed securities, publicly traded common stocks and investments in private equity and real estate.

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

Components of the Company's net periodic pension cost/(credit) are as follows:

(In millions)                                          1996              1997             1998
-------------------------------------------------------------------------------------------------
Service cost                                         $ 25.7           $ 23.8            $ 26.3
Interest cost                                          74.1             78.5              83.3
Expected return on assets                             (91.4)           (96.0)           (102.0)
Amortization of:
      Unrecognized transition asset                   (11.1)           (11.1)            (11.1)
      Unrecognized prior service cost                   2.1              2.0               3.4
      Unrecognized (gain)/loss                         (0.1)            (0.4)             (0.9)
Curtailment cost                                         --              7.5               2.6
                                                      ------           -----             ------
    Net periodic pension cost/(credit)                $ (.7)           $ 4.3             $ 1.6
                                                      ======           =====             =====

The following tables set forth the plans' reconciliations of projected benefit obligations, plan assets, funded status and amounts recognized in the Company's consolidated balance sheet at December 31:

(In millions)                                                     1997             1998
------------------------------------------------------------------------------------------
Projected benefit obligation at beginning of year              $ 1,085.9        $ 1,233.5
Service cost                                                        23.8             26.3
Interest cost                                                       78.5             83.3
Plan participants' contributions                                      .3               .4
Plan amendments                                                     22.6               .3
Curtailment cost                                                     6.0              2.2
Special termination benefits                                         --               5.5
Actuarial (gain)/loss                                               89.4             76.3
Foreign currency exchange rate change                              (11.9)             7.7
Benefits paid                                                      (61.1)           (95.6)
                                                               ---------        ---------
    Projected benefit obligation at end of year                $ 1,233.5        $ 1,339.9
                                                               =========        =========

(In millions)                                                     1997             1998
-------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of year                  $ 1,160.5       $ 1,350.5
Actual return on plan assets                                        266.4           276.0
Employer contributions                                                1.0              .9
Plan participants' contributions                                       .3              .4
Foreign currency exchange rate change                              (16.6)            12.4
Benefits paid                                                      (61.1)           (95.6)
                                                                ---------       ---------
    Fair value of plan assets at end of year                    $ 1,350.5       $ 1,544.6
                                                                =========       =========

Notes to Consolidated Financial Statements, continued

(In millions)                                                     1997             1998
-------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit
 obligation                                                       $ 117.0         $ 204.7
Unrecognized:
     Transition assets                                              (48.5)          (37.9)
     Prior service cost                                              35.8            30.4
     (Gain)/loss                                                   (177.5)         (275.9)
                                                                  --------        --------
    Accrued liability at end of year                              $ (73.2)        $ (78.7)
                                                                  ========        ========

The assumptions used by the Company which have a significant effect on the amounts reported for pension accounting as of December 31 were as follows:

                                                              1996        1997     1998
--------------------------------------------------------------------------------------------
  Weighted average discount rate                              7.5%        7.1%      6.7%
  Weighted average rate of increase
    in compensation levels                                    5.0%        3.9%      3.8%
  Expected long-term rate of return on assets                 8.9%        9.3%      9.3%

In 1988, the Company's Board of Directors approved the Polaroid ESOP primarily for the benefit of its domestic employees (see Note 9). Prior to 1998, the number of shares available for allocation to individual accounts in any period was based on principal and interest payments made on the Company's ESOP loan which was repaid in 1997. Amounts charged to expense in 1996 and 1997 which represented the amount of principal repayment on the ESOP loan less dividends paid on unallocated shares, were $38.7 million and $37.6 million in 1996 and 1997, respectively. In 1997, the ESOP was merged into the Company's Retirement Savings Plan. Effective January 1, 1998, the Company established the Polaroid Retirement Savings Plan under which an amount equal to 5% of eligible domestic employees' pay is contributed in common stock to the Retirement Savings Plan. The amount charged to expense for this contribution in 1998 was $15.1 million. Also in 1998, the Company began contributing an amount equal to 3% of eligible domestic employees' pay in cash to the Retirement Savings Plan. The amount charged to expense for these cash contributions was $9.1 million in 1998.

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

Components of the Company's net periodic postretirement benefit cost are as follows:

(In millions)                                               1996           1997        1998
------------------------------------------------------------------------------------------------
Service cost                                              $  6.4         $  6.3        $  6.6
Interest cost                                               14.8           15.7          16.8
Expected return on assets                                    --             --            --
Amortization of unrecognized prior service cost            (11.0)         (10.7)        (10.6)
Curtailment gain                                             --             --           (1.3)
                                                          ------         ------        ------
    Net periodic postretirement benefit
     Cost                                                 $ 10.2         $ 11.3        $ 11.5
                                                          ======         ======        ======

The following tables set forth the plan's reconciliations of accumulated postretirement benefit obligation, plan assets, the funded status of the plan and amounts recognized in the Company's consolidated balance sheet at December 31:

In millions)                                                      1997             1998
------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
   at beginning of year                                         $ 210.1         $  264.1
Service cost                                                        6.3              6.6
Interest cost                                                      15.7             16.8
Plan participants' contributions                                    2.4              1.6
Plan amendments                                                      .3               --
Special termination benefits                                         .8               --
Actuarial (gain)/loss                                              45.4             (6.1)
Benefits paid                                                     (16.9)           (17.6)
                                                                -------          -------
    Accumulated postretirement benefit
     obligation at end of year                                  $ 264.1         $  265.4
                                                                =======          =======

(In millions)                                                     1997             1998
------------------------------------------------------------------------------------------

Fair value of plan assets at beginning of year                  $    --         $     --
Actual return on plan assets                                         --               --
Employer contributions                                             14.5             16.0
Plan participants' contributions                                    2.4              1.6
Benefits paid                                                     (16.9)           (17.6)
                                                                -------          -------
    Fair value of plan assets at end of year                    $    --         $     --
                                                                =======          =======


(In millions)                                                      1997             1998
------------------------------------------------------------------------------------------

Plan obligations in excess of plan assets                       $(264.1)        $ (265.4)
Unrecognized:
    Prior service cost                                            (28.8)           (16.9)
    (Gain)/loss                                                    29.0             22.9
                                                                -------          -------
    Accrued liability at end of year                            $(263.9)        $ (259.4)
                                                                =======          =======

The Accumulated Postretirement Benefit Obligation ("APBO") at December 31, 1997 and 1998 was determined using a discount rate of 7.0% and 6.75%, respectively. The assumed health care cost trend rate used in measuring the APBO at December 31, 1997 and 1998 was 9% and 8%, respectively, declining gradually to an ultimate rate of 6% in 2003. These trend rates reflect the Company's current experience and expectation that future rates will decline. The assumptions used above have an effect on the amounts reported. If the health care cost trend rate assumptions were increased by 1% each year, the APBO as of December 31, 1997 and 1998 would increase by approximately $4.5 million and $3.5 million, respectively. The effect of a 1% increase on the aggregate of service and interest cost for 1996, 1997 and 1998 would have been an increase of approximately $.8 million, $.4 million and $.4 million, respectively.

The Company has a Board of Directors' Retirement Plan (the "Directors' Retirement Plan") which is a non-qualified deferred compensation plan under which fully vested (at least five complete years of service on the Board) non-employee members of the Board who retire receive annual lump sum payments equal to the retainer amount they were paid in the last full year prior to retirement. A participant or surviving spouse may receive payments under The Directors' Retirement Plan for the lesser of twenty-five years or the number of years that the person served as a non-employee member of the Board prior to his or her seventy-third birthday. This plan is available to retired directors and directors who were 68 years of age as of December 31, 1996. Directors who were not 68 years of age as of December 31, 1996 will receive no future accrual under this plan (see Note 10).

The estimated present value of future benefits under the Directors' Retirement Plan is accrued annually based on credited service up to the participants' actual retirement dates and is charged to expense. For the years 1996, 1997 and 1998, $.3 million, $.8 million and $.2 million, respectively, was charged to expense for the Directors' Retirement Plan.

12.  Rental Expense and Lease Commitments

Minimum annual rental commitments at December 31, 1998, under noncancelable leases, principally for real estate, are payable as follows:


(In millions)
----------------------------------------------------------

1999                                                $ 20.6
2000                                                  13.8
2001                                                  11.5
2002                                                  10.8
2003                                                   8.2
2004 and thereafter                                   50.8
                                                   -------
    Total minimum lease payments                   $ 115.7
                                                   =======

Minimum payments have not been reduced by minimum sublease rentals of $1.4 million due in the future under noncancelable subleases.

Many of the leases contain renewal options and some contain escalation clauses which require payments of additional rent to the extent of increases in the related operating costs.

Rental and lease expenses consisted of the following:


(In millions)                        1996             1997            1998
-----------------------------------------------------------------------------

Minimum rentals                     $ 25.8           $ 27.4          $ 24.7
Contingent rentals                     2.0              4.6             6.7
                                    ------           ------          ------

    Total                           $ 27.8           $ 32.0          $ 31.4
                                    ======           ======          ======

Sublease income amounted to $1.1 million in both 1996 and 1997 and $1.7 in 1998.

13.  Business

Nature of Operations

The Company designs, develops, manufactures, and markets instant and digital imaging and related products worldwide including digital peripherals, software and system solutions. The Company's principal products are: instant and digital cameras; instant film; and digital peripherals, software and systems solutions. In addition, the Company designs, develops, manufactures and/or markets hardware accessories for the instant imaging market; conventional film; sunglasses; polarizers; and digital media products for the pre-press portion of the graphics imaging industry.

The Company sells its products directly to and through mass merchandisers; food, drug, discount and department stores; specialty stores; wholesalers; original equipment manufacturers; independent agents; retail outlets; and distributors.

Segments of Business

Effective for 1998, the Company adopted Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is managed in five primary segments: the Americas Region; the European Region; the Asia Pacific Region; Global Operations; and Research and Development. The Global Operations segment includes worldwide non-standard cost related activities associated with manufacturing, distribution, logistics, new product manufacturing development and inventory management. The Company's segments are individually managed by senior executives who are directly responsible for the segment's marketing, operational or technical strategies employed. The segments have separate financial results that are reviewed by the Company's chief operating decision-maker. The Company's principal products are sold across all regional segments

Regional segment assets consist primarily of accounts receivable and fixed assets related to sales and administrative activities. Global Operations assets consist primarily of worldwide inventories and worldwide fixed assets related to manufacturing and distribution facilities. Research and Development assets consist primarily of fixed assets related to research and engineering activities. The Company evaluates performance of the segments primarily based on profit/(loss) from operations with a recognition of assets employed.

The Corporate category, which is not a segment, includes central marketing, general and administrative costs, and certain other corporate costs, including worldwide restructuring and other special charges. Corporate assets include cash and cash equivalents, prepaid expenses, corporate fixed assets and other assets.

The accounting policies of the Company's segments are the same as those described in the Company's Summary of Significant Accounting Policies (see Note
1). For management reporting purposes, segment results are not reported on a legal entity basis. Regional segment product cost of sales have been adjusted to reflect worldwide standard costs excluding intercompany margins and excluding non-standard manufacturing costs and other regional warehousing and distribution costs that are reported in Global Operations. Therefore, regional segment profit/(loss) from operations reflects a contribution to worldwide Company profits related to segment third party sales.

The following is a summary of information related to the Company's segments:

Segment Information

                                                                                      Years ended December 31,
(In millions)                                                               1996               1997               1998

-----------------------------------------------------------------------------------------------------------------------------
Net sales to customers
Americas Region                                                          $ 1,227.1         $ 1,232.8          $ 1,133.8
European Region                                                              668.3             583.3              451.8
Asia Pacific Region                                                          379.8             330.3              260.3
Global Operations                                                               --                --                 --
Research and Development                                                        --                --                 --
                                                                         ---------         ---------          ---------
   Subtotal Segments                                                       2,275.2           2,146.4            1,845.9
Corporate                                                                       --                --                 --
                                                                         ---------         ---------          ---------
    Total                                                                $ 2,275.2         $ 2,146.4          $ 1,845.9
                                                                         =========         =========          =========

-----------------------------------------------------------------------------------------------------------------------------
Profit/(loss) from operations
Americas Region                                                          $   344.1         $   369.1          $   306.5
European Region (1)                                                          152.1             107.4               34.5
Asia Pacific Region                                                           81.1              74.9               57.1
Global Operations                                                           (162.0)           (148.2)            (177.2)
Research and Development                                                    (116.3)           (122.8)            (126.6)
                                                                         ---------         ---------          ---------
   Subtotal Segments                                                         299.0             280.4               94.3
Corporate (2)                                                               (247.2)           (439.5)            (143.3)
                                                                         ---------         ---------          ---------
    Total                                                                $    51.8         $  (159.1)         $   (49.0)
                                                                         =========         ==========         ==========

-----------------------------------------------------------------------------------------------------------------------------
Assets
Americas Region                                                          $   267.0         $   282.3          $   253.6
European Region                                                              201.7             221.5              187.4
Asia Pacific Region                                                           84.7              74.4               62.7
Global Operations                                                          1,056.0             871.6              924.8
Research and Development                                                      45.2              44.5               36.4
                                                                         ---------         ---------          ---------
   Subtotal Segments                                                       1,654.6           1,494.3            1,464.9
Corporate                                                                    547.0             638.4              732.8
                                                                         ---------         ---------          ---------
    Total                                                                $ 2,201.6         $ 2,132.7          $ 2,197.7
                                                                         =========         =========          =========

                                                                                      Years ended December 31,
(In millions)                                                               1996              1997               1998
------------------------------------------------------------------------------------------------------------------------------

Depreciation and amortization
Americas Region                                                           $    1.9          $    2.5           $    4.7
European Region                                                                2.4               2.9                4.7
Asia Pacific Region                                                            2.4               2.2                2.0
Global Operations                                                             87.4              79.7               59.0
Research and Development                                                      11.0               9.6                8.0
                                                                          --------          --------           --------
   Subtotal Segments                                                         105.1              96.9               78.4
Corporate                                                                     13.3              15.1               15.0
                                                                          --------          --------           --------
    Total                                                                 $  118.4          $  112.0           $   93.4
                                                                          ========          ========           ========

------------------------------------------------------------------------------------------------------------------------------

Expenditures for long-lived assets
Americas Region                                                           $    4.7          $    6.3           $   11.3
European Region                                                                6.1              11.2                7.3
Asia Pacific Region                                                             .8               1.2                3.1
Global Operations                                                             91.7              94.9               98.5
Research and Development                                                       4.7               5.7                3.0
                                                                          --------          --------           --------
   Subtotal Segments                                                         108.0             119.3              123.2
Corporate                                                                     13.8              15.0               67.9
                                                                          --------           -------           --------
    Total                                                                 $  121.8           $ 134.3           $  191.1
                                                                          ========           =======           ========

(1) In 1998, profit/(loss) from operations for the European Region included approximately $30.0 million for the write-off of assets in Russia.

(2) Profit/(loss) from operations for Corporate includes worldwide restructuring and other special charges of $150.0 million, $340.0 million and $50.0 million in 1996, 1997 and 1998, respectively.

Geographic Information

                                                                                     Years ended December 31,
(In millions)                                                             1996              1997                 1998
------------------------------------------------------------------------------------------------------------------------------
Net sales to customers (1)
United States                                                        $ 1,060.3           $ 1,063.0                 $ 992.3
Other foreign countries                                                1,214.9             1,083.4                   853.6
                                                                     ---------           ---------                --------
    Total                                                            $ 2,275.2           $ 2,146.4                $1,845.9
                                                                     =========           =========                ========

------------------------------------------------------------------------------------------------------------------------------
Long-lived assets
United States                                                        $  570.2              $ 409.6                 $ 450.5
Other foreign countries                                                  96.0                102.9                   116.0
                                                                     ---------           ---------                --------
    Total                                                            $  666.2              $ 512.5                 $ 566.5
                                                                     =========           =========                ========

(1) Net sales are attributable to countries based on location of the Company entity recording the sale which generally is the same as the location of the customer.

The Company's principal products, which are sold across all regions of the Company, are: instant film; instant and digital cameras; and digital peripherals, software and systems solutions. For the years ended December 31, 1996, 1997 and 1998, these principal products represented approximately 85% of the Company's net sales, while instant cameras and film represented approximately 75% of the Company's net sales.

During 1996, 1997 and 1998 sales to one customer, Wal-Mart Stores, Inc., amounted to 11.9%, 12.5% and 13.0%, respectively, of the Company's total net sales. These sales were recorded primarily in the Americas Region.

14. Contingencies

The Company owns and operates facilities that are subject to certain federal, state and local laws and regulations relating to environmental protection, including those governing the investigation and remediation of contamination resulting from past or present releases of hazardous substances. Certain of these laws and regulations may impose joint and several liability on the Company for the costs of investigation or remediation of such contamination, regardless of fault or the legality of original disposal.

The Company, together with other parties, is currently designated a Potentially Responsible Party ("PRP") by the United States Environmental Protection Agency (the "EPA") and certain state agencies with respect to the response costs for environmental remediation at several sites. The Company believes that its potential liability with respect to any site and with respect to all sites in the aggregate will not have a materially adverse effect on the financial condition or operating results of the Company.

Due to a wide range of estimates with regard to response costs at those sites and various other uncertainties, the Company cannot firmly establish its ultimate liability concerning those sites. In each case in which the Company is able to determine the likely exposure, such amount has been included in the Company's reserve for environmental liabilities. Where a range of comparably likely exposures exists, the Company has included in its reserve at least the minimum amount of the range. The Company's aggregate reserve for these liabilities as of December 31, 1997 and 1998 was $2.0 million and $1.5 million respectively. The Company currently estimates that the majority of $1.5 million reserved for environmental liabilities at December 31, 1998 will be payable over the next two to three years. The Company reviews the analysis of the data that supports the adequacy of this reserve on a quarterly basis. The reserve for such liability does not provide for associated litigation costs, which, if any, are expected to be inconsequential in comparison with the amount of the reserve. The Company will continue to accrue in its reserve appropriate amounts from time to time as circumstances warrant. This reserve does not take into account potential recoveries from third parties.

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

In addition, the Company is involved in various other legal proceedings and claims arising in the ordinary course of business. Management believes that the disposition of these matters will not have a materially adverse effect on the financial condition or results of operations of the Company.

15. Subsequent Events

The Company owns approximately 14% of the common stock of SDI Holding Corp. ("SDHI") with a book value of approximately $14.0 million at December 31, 1998. The Company also owns preferred stock, with a book value of approximately $35.0 million at that date, of Sterling Dry Imaging Systems, Inc., a subsidiary of SDHI ("SDIS"). In January 1999, Agfa-Gevaert N.V. agreed to acquire SDHI, excluding SDIS which, under the acquisition agreement, is to be spun off to SDHI's shareholders and not acquired by Agfa-Gevaert N.V. The Company is currently reviewing its position relative to this transaction. However, sufficient information is not available for the Company to fully assess the probable effect of this transaction on the value of its preferred stock in SDIS.

16.  Supplementary Financial Information

The section on pages 55-57 entitled Supplementary Financial Information has not been audited by the Company's independent auditors. Those auditors have, however, made a limited review of the 1997 and 1998 quarterly data on page 55 in accordance with standards established by the American Institute of Certified Public Accountants and that information is incorporated herein by reference. Since the Company's independent auditors did not audit the Company's quarterly data for either year, they express no opinion on such data.

Quarterly Financial Data (Unaudited)
Polaroid Corporation and Subsidiary Companies
(In millions, except per share and stock price data)

1997                                           First          Second           Third         Fourth               Year
--------------------------------------------------------------------------------------------------------------------------------

Net Sales                                     $457.5           $564.9         $516.4        $ 607.6             $2,146.4
Restructuring and other                           --               --             --          323.5                323.5
Profit/(loss) from operations                   19.2             64.2           51.0         (293.5)              (159.1)
Net earnings/(loss)                             15.8             34.6           25.7         (202.8)              (126.7)
Basic earnings/(loss)
  per common share                               .35              .77            .57          (4.51)               (2.81)

Diluted earnings/(loss) per
  common share                                   .35              .76            .55          (4.51)               (2.81)
Cash dividends per common share
                                                 .15              .15            .15            .15                  .60
Stock prices*
  High                                         46.38            53.38          60.25          52.50                60.25
  Low                                          39.75            37.25          49.81          41.94                37.25

--------------------------------------------------------------------------------------------------------------------------------
1998                                           First          Second           Third         Fourth               Year

Net Sales                                     $390.6           $464.7         $448.8         $541.8             $1,845.9
Restructuring                                     --                -              -           50.0                 50.0
Profit/(loss) from operations                  (13.0)             4.8           41.6          (82.4)               (49.0)
Net earnings/(loss)                            (17.4)            12.1           29.8          (75.5)               (51.0)
Basic earnings/(loss) per
  common share                                  (.39)             .27            .68          (1.72)               (1.15)
Diluted earnings/(loss) per
  common share                                  (.39)             .27            .68          (1.72)               (1.15)
Cash dividends per common
   share                                         .15              .15            .15            .15                  .60
Stock prices*
  High                                         49.94            45.89          38.25          27.75                49.94
  Low                                          41.06            35.81          25.00          17.88                17.88

Stockholders of record as of January 29, 1999...........9,289

* Recorded on the New York Stock Exchange Composite.

Ten Year Financial Summary (Unaudited)
Polaroid Corporation and Subsidiary Companies
Years ended December 31
(Dollars amounts in millions, except per share data)


                                                     1989           1990            1991             1992             1993
-------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement
  of Earnings

Net sales                                            1,904.7        1,971.7         2,070.6         2,152.3          2,244.9

  Cost of goods sold                                   966.0        1,011.8         1,082.5         1,178.0          1,296.5
  Marketing, research,
    engineering and
    administrative expenses                            634.5          675.6           741.5           760.5            763.0
  Restructuring and other                               40.5             --              --              --             44.0
  Special charges                                         --             --              --              --               --
                                                    --------       --------        --------        --------         --------

Total costs                                          1,641.0        1,687.4         1,824.0         1,938.5          2,103.5
                                                    --------       --------        --------        --------         --------

Profit/(loss) from operations                          263.7          284.3           246.6           213.8            141.4
                                                    --------       --------        --------        --------         --------

  Litigation settlement,
    net of employee incentives                            --             --           871.6              --               --
  Other income                                          35.1           15.0            23.4             7.8              8.2
  Interest expense                                      86.2           81.3            58.4            58.5             47.9
                                                    --------       --------        --------        --------         --------
Earnings/(loss) before income
  tax expense/(benefit)                                212.6          218.0         1,083.2           163.1            101.7
  Federal, state and foreign
    income tax expense/(benefit)                        67.6           67.0           399.5            64.1             33.8
                                                    --------       --------        --------        --------         --------

Earnings/(loss) before
   extraordinary item and
   cumulative effect of changes
   in accounting principle                          $  145.0       $  151.0        $  683.7        $   99.0         $  67.9
                                                    ========       ========        ========        ========         ========
Net earnings/(loss)                                 $  145.0       $  151.0        $  683.7        $   99.0         $ (51.3)
                                                    ========       ========        ========        ========         ========

  Basic earnings/(loss) per
    common share before
    extraordinary item and
    cumulative effect of changes
    in accounting principles                        $   l.96       $   2.20        $  13.07        $   2.08         $   1.45
  Basic earnings/(loss)
    per common share                                $   l.96       $   2.20        $  13.07        $   2.08         $  (1.10)
  Diluted earnings/(loss) per
    common share before
    extraordinary item and
    cumulative effect of changes
    in accounting principles                        $   l.96       $   2.20        $  10.88        $   2.03         $  1.45
  Diluted earnings/(loss) per
    common share                                    $   l.96       $   2.20        $  10.88        $   2.03            (1.10)
  Cash dividends per
    common share                                    $    .60       $    .60        $    .60        $    .60         $    .60
Common shares outstanding
  at end of year (in thousands)                       52,110         50,070          48,919          46,668           46,806

*1993 is shown prior to the cumulative effects of FAS 106, 109 and 112.

                                                      1994          1995            1996            1997            1998
-----------------------------------------------------------------------------------------------------------------------------
Consolidated Statement
  of Earnings

Total net sales                                      2,312.5        2,236.9         2,275.2        2,146.4          1,845.9

  Cost of goods sold                                 1,324.2        1,298.6         1,283.8        1,229.8          1,108.4
  Marketing, research,
    engineering, and
    administrative expenses                            788.0          849.1           796.6          752.2            736.5
  Restructuring and other                                 --          247.0           110.0          323.5             50.0
  Special charges                                         --             --            33.0             --               --
                                                    --------       --------        --------        --------         -------

Total costs                                          2,112.2        2,394.7         2,223.4        2,305.5          1,894.9
                                                    --------       --------        --------        -------          -------

Profit/(loss) from operations                          200.3        (157.8)            51.8         (159.1)           (49.0)
                                                    --------       --------        --------        --------         -------

  Litigation settlement,
   net of employee incentives                             --             --              --             --
  Other income                                           7.0            8.5            26.8           15.0             67.7
  Interest expense                                      46.6           52.1            47.4           47.8             57.6
                                                    --------       --------        --------        --------         -------
Earnings/(loss) before income
    tax expense/(benefit)                              160.7         (201.4)           31.2         (191.9)           (38.9)
  Federal, state and foreign
    income tax expense/(benefit)                        43.5          (61.2)           16.2          (65.2)            12.1
                                                    --------       --------        --------        --------         -------

Earnings/(loss) before extraordinary item and
cumulative effect of changes in accounting
principle                                           $  117.2       $ (140.2)        $  15.0        $(126.7)         $ (51.0)
                                                    ========       ========        ========        ========         ========
Net earnings/(loss)                                 $  117.2       $ (140.2)        $ (41.1)       $(126.7)         $ (51.0)
                                                    ========       ========        ========        ========         ========

  Basic earnings/(loss) per
    common share before
    extraordinary item and
    cumulative effect of changes
    in accounting principles                        $   2.52       $  (3.09)        $   .33        $ (2.81)         $ (1.15)
  Basic earnings/(loss)
    per common share                                $   2.52       $  (3.09)        $  (.90)       $ (2.81)         $ (1.15)
  Diluted earnings/(loss) per
    common share before
    extraordinary item and
    cumulative effect of changes
    in accounting principles                        $   2.43       $  (3.09)        $   .33        $ (2.81)         $ (1.15)
  Diluted earnings/(loss) per
    common share                                    $   2.43       $  (3.09)        $  (.90)       $ (2.81)         $ (1.15)
  Cash dividends per
    common share                                    $    .60       $    .60         $   .60        $   .60          $   .60
Common shares outstanding
  at end of year (in thousands)                       45,998         45,533          44,819         44,536           43,990

Ten Year Financial Summary (Unaudited)
Polaroid Corporation and Subsidiary Companies
Years ended December 31
(Dollar amounts in millions, except per share data)

                                                        1989           1990            1991           1992               1993
-----------------------------------------------------------------------------------------------------------------------------
Selected Balance
Sheet Information

Working capital                                     $  635.2       $  600.7        $  684.7       $  778.5           $  826.7
Net property, plant
  and equipment                                        430.9          461.0           549.4          657.3              718.2
Total assets                                         1,776.7        1,701.3         1,889.3        2,008.1            2,212.3
Long-term debt                                         602.2          513.8           471.8          637.4              602.3
Redeemable preferred stock
  equity                                               321.9          348.6              --             --                  -
Common stockholders'
  equity                                               148.8          207.7           772.9          808.9              767.3

Other Statistical Data

Additions to property,
  plant and equipment                               $   94.5       $  120.9        $  175.8       $  201.5           $  165.6
Depreciation                                        $   87.4       $   87.2        $   85.5       $   89.1           $  100.3
Payroll and benefits                                $  546.7       $  587.6        $  690.6       $  670.2           $  699.2
Number of employees,
  end of year                                         11,441         11,768          12,003         12,359             12,048
Return on average common
  stockholders' equity*                                 33.5%          63.3%          148.6%          12.7%               9.3%

                                                        1994           1995            1996           1997               1998
-----------------------------------------------------------------------------------------------------------------------------
Selected Balance
Sheet Information

Working capital                                     $  879.7       $  730.3        $  623.3       $  572.8           $  360.4
Net property, plant
  and equipment                                        747.3          691.0           666.2          512.5              566.5
Total assets                                         2,316.7        2,261.8         2,201.6        2,132.7            2,197.7
Long-term debt                                         566.0          526.7           489.9          496.6              497.4
Redeemable preferred stock
  equity                                                  --             --              --             --                  -
Common stockholders'
  equity                                               864.4          717.7           658.2          484.4              389.9

Other Statistical Data

Additions to property,
  plant and equipment                               $  146.7       $  167.9        $  121.8       $  134.3           $  191.1
Depreciation                                        $  118.2       $  132.7        $  118.3       $  111.5           $   90.7
Payroll and benefits                                $  720.6       $  709.3        $  641.2       $  608.6           $  567.9
Number of employees,
  end of year                                         12,104         11,662          10,046         10,011              9,274
Return on average common
  stockholders' equity*                                 14.7%        (17.8)%          (6.2)%        (19.7)%            (11.4)%

Directors

Gary T. DiCamillo(1)
Chairman and Chief Executive Officer

Ralph E. Gomory(1),(2),(3),(6)
President,
Alfred P. Sloan Foundation

Frank S. Jones(2),(4),(6),(7)
Ford Professor of Urban Affairs
Emeritus, Massachusetts Institute of Technology

Stephen P. Kaufman(3),(5),(6)
Chairman, President and Chief Executive Officer,
Arrow Electronics

John W. Loose(3),(4),(6)
President,
Corning Communications, Corning Inc.

Albin F. Moschner(1),(3),(4),(6)
President and Chief Executive Officer,
Millecom Corporation

Ronald F. Olsen(2)
Technical Specialist
Polaroid Corporation

Dr. Ralph Z. Sorenson(4),(5),(6)
Professor Emeritus,
University of Colorado

Delbert C. Staley(1),(2),(4),(6),(7)
Retired Chairman and
Chief Executive Officer,
Nynex Corporation

Carole F. St. Mark(2),(5),(6)
President, Growth Management LLC

Bernee D.L. Strom(3),(4),(6)
President and Chief Operating Officer
InfoSpace.com, Inc.

Alfred M. Zeien(1),(4),(5),(6)
Chairman and Chief Executive Officer,
The Gillette Company


(1)Member, Executive Committee (Gary T. DiCamillo, Chairman)
(2)Member, Audit Committee (Ralph E. Gomory, Chairman)
(3)Member, Finance Committee (Albin F. Moschner, Chairman)
(4)Member, Human Resources Committee (Delbert C. Staley, Chairman)
(5)Member, Committee on Directors (Alfred M. Zeien, Chairman)
(6)Member, Committee of Outside Directors
(7)Will not be standing for re-election to the Board of Directors at the company's 1999 annual meeting

Officers

Gary T. DiCamillo
Chairman and
Chief Executive Officer

Judith G. Boynton
Executive Vice President and Chief Financial Officer

William J. O'Neill, Jr.
Executive Vice President

Carole J. Uhrich
Executive Vice President

Thomas M. Lemberg
Senior Vice President, General Counsel and Secretary

Joseph G. Parham, Jr.
Senior Vice President and President, Polaroid Eyewear, Inc.

Jeremiah J. Noonan
Senior Vice President

James R. Barron
Vice President

Benjamin Byrd III
Vice President

F. Richard Cottrell
Vice President and Senior Engineering and Research Fellow

Neal D. Goldman
Vice President

Harvey M. Greenberg
Vice President

Fawwaz N. Habbal
Vice President and Senior Engineering and Research Fellow

Clifford P. Hall
Vice President

John Jenkins
Vice President

Paul E. Lambert
Vice President

Sandra B. Lawrence
Vice President

Samuel H. Liggero
Vice President and Program Fellow

Carl L. Lueders
Vice President and Controller

Tadaaki Masuda
Vice President and Chairman, Nippon Polaroid K.K.

Robert S. Murray
Vice President

Ralph M. Norwood
Vice President and Treasurer

Norman Perrault
Vice President

Brian Poggi
Vice President

Leonard Polizzotto
Vice President

Ian Shiers
Vice President

All the photographs of corporate officers on this page were made with Polaroid
Black+White film.

Stockholder Information

Annual Meeting
The Annual Meeting of Polaroid Corporation stockholders will be held on Tuesday, May 11, 1999 at 3:00 p.m. at the American Academy of Arts and Sciences, entrance at 200 Beacon Street, Somerville, Massachusetts.

Executive Office
784 Memorial Drive
Cambridge, Massachusetts 02139
(781) 386-2000

Investor Relations
784 Memorial Drive
Cambridge, Massachusetts 02139
(781) 386-6589

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

Internet Address
http://www.polaroid.com


Copy&Fax, DisplayCase, JoyCam, NotePad, OneStep, PDC, Polaroid, Polaroid ColorShot, Polaroid DirectPhoto, Polaroid DryJet, Polaroid I-Zone (and Design), Polaroid Macro, Polaroid Make A Memory, Polaroid PhotoMAX, Polaroid PhotoMAXINE, PolaSecure, Polaview, ProPalette, Spectra, and Studio Polaroid are trademarks of Polaroid Corporation. Looney Tunes, characters, names and all related indicia are trademarks of Warner Bros. BARBIE is a trademark owned by and used under license from Mattel, Inc. (C)1999 Mattel, Inc. All rights reserved. All other product names may be the property of their respective owners.

The cover for this annual report was proofed on a Polaroid PolaProof digital halftone proofing system.

This annual report is printed on paper containing 10 percent post-consumer waste.

About Polaroid

Polaroid is the worldwide leader in instant imaging. The company designs, develops, manufactures and markets instant and digital imaging and related products worldwide. Polaroid's principal products are instant and digital cameras, instant film and digital peripherals, software and systems solutions. Additional products include hardware accessories for the instant imaging market; conventional film; sunglasses; polarizers; and digital media products for the pre-press portion of the graphics imaging industry.