Form 10-K, Exhibit 13
period 1999-12-31
POLAROID CORP
filed 2000-03-28
CIK 79326

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

--------------------------------------------------------------------------------

GENERAL

The Company is managed in five primary segments: the Americas Region; the European Region; the Asia Pacific Region; Global Operations; and Research and Development. The Americas Region is comprised of all the countries in North and South America. The European Region includes all of the countries comprising the European continent, the United Kingdom, Russia, the middle-eastern countries and the African continent. The Asia Pacific Region includes Japan, China, Australia and the Asian continent, excluding Russia. These three regions consist of sales and marketing operations. Global Operations consists of worldwide activities associated with manufacturing, distribution, logistics, new product manufacturing development and inventory management. Research and Development is comprised of corporate research and engineering activities.

Additionally, the Company has one category called Corporate, which it does not consider to be a segment. This category includes central marketing, general and administrative costs and certain other corporate costs, including worldwide restructuring and other charges and other credits.

The Company evaluates the performance of its segments primarily based on profit from operations with consideration of assets employed. In the regional sales and marketing segments, profit from operations is based on standard product costs excluding intercompany margins and therefore reflects their contribution to worldwide Company profits related to segment third party sales. Non-standard manufacturing costs along with new product manufacturing development costs and regional warehousing and distribution costs are reported as incurred in the Global Operations segment. Research and Development segment costs are recorded as incurred.

The Company uses the following terminology to discuss sales and profit from operations: core imaging business; other core products; and non-core businesses. The core imaging business consists of new instant cameras, film and digital products; instant cameras and film other than new products; and other core products that consist primarily of conventional 35mm cameras and film, videotapes, unique ID products and digital hardware other than new products. Non-core businesses consist primarily of graphics, which was contributed to a joint venture in 1999, sunglasses, which was rationalized in 1999, and polarizer and holography which have been or are in the process of being exited.

The Company uses qualitative terms to explain changes in unit volumes of its shipments of instant film and in retail sales dollars. The following table quantifies the use of these terms:

TERM                                                        REPRESENTS CHANGE OF
--------------------------------------------------------------------------------

low single digits                                                 1 to 4 percent

high single digits                                                5 to 9 percent

low double digits                                               10 to 19 percent

mid double digits                                               20 to 39 percent

high double digits                                              40 to 99 percent

The Company has reclassified certain prior year information to conform with the current year presentation.

1999 WORLDWIDE RESULTS COMPARED WITH 1998

Sales

Worldwide net sales to customers increased 7% to $1,979 million in 1999 compared with $1,846 million in 1998. The increase was due to sales of new products in all of the Company's regions. The increase was offset, in part, by lower sales of other core products.

In 1999, on a unit basis, worldwide shipments to customers of instant cameras increased 106% to 9.7 million from 4.7 million in 1998 while shipments to customers of instant film increased by high single digits compared with 1998. The increase in shipments of instant cameras was due primarily to new products and, to a lesser degree, instant cameras other than new products. The increase in shipments of instant film was due to new products.

Sales in the Americas Region increased 9% to $1,230 million in 1999 compared with $1,132 million in 1998. The increase was due to sales of new products primarily in the United States offset, in part, by lower sales of other core products. Sales in the Region during 1998 declined following a decision, made in conjunction with the Company's major dealers, to reduce inventories at the dealer level in the United States.

In the Americas Region, on a unit basis, shipments to customers of instant cameras increased 79% while shipments to customers of instant film increased by low single digits in 1999 compared with 1998. The increase in shipments of instant cameras and film was due to sales of new products. At the retail level in the United States, based on an independent survey of retail sales of the Company's products at food, drug and mass retailers by ACNielsen, dollar sales of instant cameras increased 30% while dollar sales of integral film increased by low single digits in 1999 compared with 1998.

Sales in the European Region decreased 5% to $428 million in 1999 compared with $449 million in 1998. The decrease was due to lower sales of other core products, the sales mix of instant film other than new products and the unfavorable impact of foreign exchange. The decrease was offset, in part, by sales of new products and, to a lesser degree, returns of instant film other than new products from dealers in Russia that occurred in 1998 and did not recur in 1999. The


                                                                   POLAROID AR99

--------------------------------------------------------------------------------

loss associated with those returns was offset by reducing a reserve established in 1998 for that purpose.

In the European Region, on a unit basis, shipments to customers of instant cameras increased 97% while shipments to customers of instant film increased by low double digits in 1999 compared with 1998. The increase in shipments of instant cameras and film reflected sales of new products.

Sales in the Asia Pacific Region increased 21% to $321 million in 1999 compared with $265 million in 1998. The increase was due to sales of new products, principally in Japan, and, to a lesser degree, the favorable impact of foreign exchange. The increase was offset, in part, by a decrease in sales of other core products.

In the Asia Pacific Region, on a unit basis, shipments to customers of instant cameras increased 180% while shipments to customers of instant film increased by low double digits in 1999 compared with 1998. The increase in shipments of instant cameras and film was due to sales of new products.

Profit/(Loss) from Operations

Worldwide profit from operations in 1999 was $108 million compared with a loss from operations of $49 million in 1998. Profit from operations in 1999 included a charge of $40 million related to the Company's graphic arts business. Profit from operations in 1999 also included a settlement gain of $25 million related to the Company's pension plan which essentially offset approximately $24 million of charges and losses recorded in the fourth quarter of 1999 primarily associated with certain non-core businesses that were being rationalized or exited during 1999 and certain core products being phased out. Profit from operations in 1998 included a restructuring charge of $50 million and asset write-offs unrelated to restructuring of $53 million. Excluding the charges, losses, write-offs and settlement gain described above, profit from operations increased to $147 million in 1999 compared with $54 million in 1998. The increase was due to lower manufacturing costs, savings from restructuring and the impact of higher sales of new products. These increases were offset, in part, by the impact of lower sales of other core products and the unfavorable impact of foreign exchange.

In the third quarter of 1999, the Company agreed to contribute the net assets of its graphic arts business to a joint venture in exchange for a redeemable preferred equity interest and a less than 20% common equity interest in the joint venture. In connection with this transaction, the Company recorded charges of $16 million to increase reserves primarily for trade accounts receivable and inventories, $4 million for liabilities related to the disposition of the business and $3 million for severance costs related to approximately 30 employees who were terminated as a result of the agreement. The majority of these liabilities are expected to be paid by the end of 2000. In addition, the Company recorded an impairment loss of $17 million based on its evaluation of the estimated fair value of its investment in the new joint venture. The transaction was completed during the fourth quarter of 1999. Under the terms of the agreement, the Company is not required to provide any future funding to the joint venture. Of the total $40 million charge related to the graphic arts business, approximately $25 million was recorded in cost of goods sold and $15 million was recorded in marketing and administrative expenses. On a segment basis, the Company allocated $5 million to the Americas Region, $3 million to the European Region, $11 million to Global Operations and $21 million to the non-segment Corporate category.

In connection with the Company's strategy to focus on its core imaging business, the Company began a process in 1998 to rationalize or exit certain non-core businesses and less profitable core products in order to maximize shareholder value. The $24 million of charges and losses incurred in the fourth quarter of 1999 was a continuation of that strategy and included $17 million related to non-core businesses and $7 million related to less profitable core products. Of the $24 million, $14 million primarily related to inventory write-offs, approximately half of which reflected lower of cost or market adjustments and half of which related to obsolete products. The amount of the inventory write-offs was based on individual assessments of the recoverability of the net carrying value of the assets and reflects adjustments of the net carrying values to fair market values. The $24 million also included $10 million of fourth quarter operating losses related primarily to non-core businesses that were being rationalized or exited. The Company recorded approximately $17 million of these charges in cost of goods sold and $7 million in marketing and administrative expense. On a segment basis, the Company allocated $12 million to the Americas Region, $1 million to the European Region and $11 million to Global Operations.

The settlement gain of approximately $25 million was a non-cash item recorded in the fourth quarter of 1999 related to the large number of employees that left the Company, primarily under the Company's involuntary severance program, and elected to receive lump sum distributions under the Company's pension plan in 1999. The lump sum distributions eliminated the obligation of the pension plan to make future payments to those employees. As a result, the Company was required to recognize certain deferred gains that had accumulated primarily from favorable investment experience on pension assets. The Company recorded approximately half of this gain in cost of goods sold and half in marketing and administrative expense. The gain was allocated to the non-segment Corporate category.

In 1998, the Company recorded a restructuring charge of $50 million that related to an extension of the Company's 1997 restructuring program. Refer to the section titled "Restructuring and Other Charges" below for a summary of the Company's restructuring program.


POLAROID AR99
20

--------------------------------------------------------------------------------

The asset write-offs in 1998 consisted of $30 million related to the Company's operations in Russia and an additional $23 million associated with a number of non-core businesses and less profitable core products. The write-offs related to the Company's total investment in its Russian operations included $10 million in reserves for trade accounts receivable recorded in the second quarter of 1998 and an additional $10 million in reserves for trade accounts receivable recorded in the fourth quarter of 1998. The remainder of the $30 million consisted of $4 million of prepaid expenses, $3 million of abandoned fixed assets, $2 million of inventory and $1 million of liquidation costs. These charges reflected the collapse of the Russian economy in 1998 and, due to the lack of liquidity in Russia, the low likelihood of realizing value for those assets. The likelihood of realizing value for the trade accounts receivable was further reduced because the Russian legal system provided limited potential to enforce collection of those accounts. The Company also reassessed its business model in Russia and determined that the continuation of the subsidiary operating structure had become untenable because of the precipitous decline in the level of business and the complicated governmental regulatory environment. The Company subsequently closed its Russian subsidiary and relocated its sales operations to its subsidiaries outside of Russia. Of the total $30 million, the Company recorded $28 million of these write-offs in marketing and administrative expenses and $2 million in cost of goods sold. On a segment basis, the entire $30 million was allocated to the European Region.

The remaining write-offs of $23 million recorded in the fourth quarter of 1998 related to a number of non-core businesses and less profitable core products that resulted from the Company's strategy to refocus on its core imaging business in order to maximize shareholder value. In connection with this strategy, the Company began a process of rationalizing or exiting certain non-core businesses. These charges primarily represented an adjustment of recorded asset values to fair market value and were based on individual assessments of the recoverability of the assets net carrying value. The $23 million consisted of $12 million of inventory reserves related to a number of products that were being phased out to reflect lower of cost or market exposure based on lower selling prices, $5 million of tooling and equipment write-offs associated with the phased out products, $4 million of reserves for trade accounts receivable and $2 million of penalty costs associated with the cancellation of certain contracts and distributor agreements. Of the total $23 million, the Company recorded $19 million in cost of goods sold and $4 million in marketing and administrative expenses. On a segment basis, approximately $11 million was allocated to the Americas Region and $12 million to Global Operations.

Profit from operations in the Americas Region was $335 million in 1999 compared with $309 million in 1998. The increase was due to the impact of higher sales of new products and, to a lesser degree, the impact of sales mix and a change in the Company's promotional strategy for instant film other than new products.

Profit from operations in the European Region was $70 million in 1999 compared with $41 million in 1998. The change reflected $30 million of asset write-offs recorded in 1998 that did not recur in 1999. The asset write-offs related to the Company's operations in Russia as described above. Profit from operations also increased due to lower marketing and administrative expenses, primarily reflecting the consolidation of the operations in the Region, and, to a lesser degree, the impact of higher sales of new products. These increases were offset, in part, by the impact of sales mix for instant film other than new products, the impact of lower sales of other core products and the unfavorable impact of foreign exchange.

Profit from operations in the Asia Pacific Region was $74 million in 1999 compared with $61 million in 1998. The increase was due to the impact of higher sales of new products and, to a lesser degree, the favorable impact of foreign exchange. These increases were offset, in part, by higher spending on advertising and promotional activities and the impact of lower sales of other core products.

Global Operations costs were $167 million in 1999 compared with $185 million in 1998. The decrease was primarily the result of lower manufacturing costs (including savings from restructuring) in 1999. Global Operations costs in 1998 were unfavorably impacted by reduced production volumes and start-up costs for new products.

Research and Development costs were $85 million in 1999 compared with $120 million in 1998. The decrease was the result of savings from restructuring and the continuing focus of the Company's research and development activities on its core imaging business.

Corporate costs were $119 million in 1999 compared with $155 million in 1998. Corporate costs in 1999 included a settlement gain of approximately $25 million and asset write-offs related to the Company's graphic arts business of approximately $21 million. Corporate costs in 1998 included a restructuring charge of $50 million. Excluding the settlement gain, asset write-offs and the restructuring charge described above, Corporate costs were $123 million in 1999 and $105 million in 1998. This increase was due to higher expenses, including depreciation, for centralized information systems and increased central marketing activities.

The net of other income and expense was an expense of $17 million in 1999 compared with income of $68 million in 1998. In 1999, the Company recorded a non-cash charge of $35 million to write-off the carrying value of its preferred stock investment in Sterling Dry Imaging Systems, Inc. ("SDIS"), a subsidiary of SDI Holding Corporation ("SDHI"). The Company had obtained investment positions in SDHI and SDIS in exchange for the Company's Helios medical diagnostic imaging equipment line. In 1999, a third party acquired SDHI, excluding


                                                                   POLAROID AR99

--------------------------------------------------------------------------------

SDIS, which under the acquisition agreement was spun-off to a liquidating trust. Based on available information, the Company determined that SDIS was not viable as a stand-alone business and the proceeds of the liquidating trust were not sufficient to redeem the Company's investment. In addition, the decrease in other income from 1998 to 1999 was due to lower gains on the sale of real estate which totaled $12 million in 1999 and $68 million in 1998. The decreases were offset, in part, by an increase in royalty income associated with certain technology licensing agreements.

Interest expense increased to $77 million in 1999 compared with $58 million for the same period in 1998. The increase was due to higher interest rates on outstanding debt and, to a lesser degree, higher levels of debt outstanding during 1999.

Income tax expense in 1999 was $5 million, or 35% of a reported profit before income taxes of $13 million. Income tax expense of $12 million was recorded in 1998 on a reported loss before income taxes of $39 million. In 1998, although a tax benefit on the net operating loss generated in the United States was reflected at the U.S. statutory rate of 35%, the tax benefit was more than offset by taxable income generated in certain foreign jurisdictions, and taxable losses and special charges in other countries for which no or little tax benefit was provided, such as the case of losses and asset write-downs in Russia.

The Company recorded net income of $9 million, or $.20 basic earnings per common share in 1999, compared with a net loss of $51 million, or $1.15 basic loss per common share in 1998. Diluted earnings/(loss) per common share was the same as basic earnings/(loss) per common share in 1999 and 1998.

1999 FOURTH QUARTER RESULTS

Sales

Worldwide net sales to customers increased 20% to $650 million in the fourth quarter of 1999 from $542 million in the fourth quarter of 1998. The increase was due to sales of new products and, to a lesser degree, instant film and cameras other than new products. The increase was offset, in part, by decreases in sales from non-core businesses.

In the fourth quarter of 1999, on a unit basis, worldwide shipments to customers of instant cameras increased 165% to 4.5 million from 1.7 million for the same period in 1998 while shipments to customers of instant film increased by low double digits compared with the fourth quarter of 1998. The increase in shipments of instant cameras and film was due to sales of new products and, to a lesser degree, instant cameras and film other than new products.

Sales in the Americas Region increased 21% to $417 million in the fourth quarter of 1999 compared with $344 million in the fourth quarter of 1998. The increase was due to sales of new products primarily in the United States and, to a lesser degree, the sales mix of instant film other than new products. These increases were offset, in part, by lower sales from non-core businesses.

In the Americas Region, on a unit basis, shipments to customers of instant cameras increased 143% while shipments to customers of instant film increased by low double digits in the fourth quarter of 1999 compared with the fourth quarter of 1998. The increase in shipments of instant cameras and film was due to sales of new products. At the retail level in the United States, based on an independent survey of retail sales of the Company's products at food, drug and mass retailers by ACNielsen, dollar sales of instant cameras increased 66% while dollar sales of integral film increased by high single digits in the fourth quarter of 1999 compared with the fourth quarter of 1998.

Sales in the European Region increased 11% to $141 million in the fourth quarter of 1999 compared with $127 million in the fourth quarter of 1998. The increase was due to sales of new products and, to a lesser degree, instant cameras and film other than new products. The increase was offset, in part, by the unfavorable impact of foreign exchange and a decrease in sales from other core products and non-core businesses.

In the European Region, on a unit basis, shipments to customers of instant cameras increased 330% while shipments to customers of instant film increased by high double digits in the fourth quarter of 1999 compared with the fourth quarter of 1998. The increase in shipments of instant cameras and film was due to sales of new products and, to a lesser degree, instant cameras and film other than new products.

Sales in the Asia Pacific Region increased 30% to $92 million in the fourth quarter of 1999 compared with $71 million in the fourth quarter of 1998. The increase was due to sales of new products principally in Japan and, to a lesser degree, the favorable impact of foreign exchange.

In the Asia Pacific Region, on a unit basis, shipments to customers of instant cameras increased 109% while shipments to customers of instant film increased by low double digits in the fourth quarter of 1999 compared with the fourth quarter of 1998. The increase in shipments of instant cameras and film was due primarily to sales of new products.

Profit/(Loss) from Operations

Worldwide profit from operations in the fourth quarter of 1999 was $62 million compared with a loss from operations of $82 million in the fourth quarter of 1998. Profit from operations in the fourth quarter of 1999 included a settlement gain of approximately $25 million related to the Company's pension plan which essentially offset approximately $24 million of charges and losses primarily associated with certain non-core businesses that were being rationalized or exited during 1999 and certain core products being phased out. Profit from operations in the fourth quarter of 1998 included a


POLAROID AR99
22

--------------------------------------------------------------------------------

restructuring charge of $50 million and $43 million of asset write-offs not related to restructuring. Excluding the charges, losses, write-offs and settlement gain described above, profit from operations increased to $61 million in the fourth quarter of 1999 compared with $11 million for the same period in 1998. The increase was due to lower manufacturing costs, savings from restructuring and the impact of higher sales of new products and instant film other than new products.

The Company recorded a settlement gain of $25 million and charges and losses of $24 million in the fourth quarter of 1999 which have been described previously. Refer to the section titled "1999 Worldwide Results Compared with 1998" above for a summary of these items.

In 1998, the Company recorded a restructuring charge of $50 million that related to an extension of the Company's 1997 restructuring program. Refer to the section titled "Restructuring and Other Charges" below for a summary of the Company's restructuring program. In addition to the restructuring charge, the Company recorded $43 million of asset write-offs in the fourth quarter of 1998 that were unrelated to restructuring and have been described previously. Refer to the section titled "1999 Worldwide Results Compared with 1998" above for a summary of these write-offs.

Profit from operations in the Americas Region was $101 million in the fourth quarter of 1999 compared with $81 million in the fourth quarter of 1998. The increase was due to the impact of sales mix and a change in the Company's promotional strategy for instant film other than new products and, to a lesser degree, the impact of higher sales of new products.

Profit from operations in the European Region was $22 million in the fourth quarter of 1999 compared with a loss from operations of $1 million in the fourth quarter of 1998. The change reflected $20 million of asset write-offs recorded in the fourth quarter of 1998 that did not recur in 1999. The asset write-offs were related to the Company's operations in Russia as described above. Profit from operations also increased due to the impact of higher sales of instant cameras and film other than new products and new products. The increase was offset, in part, by the unfavorable impact of foreign exchange and the impact of lower sales from non-core businesses.

Profit from operations in the Asia Pacific Region was $20 million in the fourth quarter of 1999 compared with $9 million in the fourth quarter of 1998. This increase was due to the impact of higher sales of new products and the favorable impact of foreign exchange.

Global Operations costs were $46 million in the fourth quarter of 1999 compared with $60 million in the fourth quarter of 1998. The decrease was the result of lower manufacturing costs (including savings from restructuring) in the fourth quarter of 1999 offset, in part, by the unfavorable impact of foreign exchange on manufacturing costs. Global Operations costs in the fourth quarter of 1998 were unfavorably impacted by reduced production volumes and start-up costs for new products.

Research and Development costs were $21 million in the fourth quarter of 1999 compared with $31 million in the fourth quarter of 1998. The decrease was the result of savings from restructuring and the continuing focus of the Company's research and development activities on its core imaging business.

Corporate costs were $14 million in the fourth quarter of 1999 compared with $80 million in the fourth quarter of 1998. Corporate costs in the fourth quarter of 1999 included a settlement gain of approximately $25 million while Corporate costs for the same period of 1998 included a restructuring charge of $50 million. Excluding the settlement gain and the restructuring charge described above, Corporate costs were $39 million in the fourth quarter of 1999 and $30 million in the fourth quarter of 1998. This increase primarily reflected higher expenses, including depreciation, for centralized information systems and increased central marketing activities.

Other income was $2 million in the fourth quarter of 1999 compared with $23 million in the fourth quarter of 1998. Other income in the fourth quarter of 1999 was primarily related to royalty income associated with certain technology licensing agreements. Other income in 1998 included gains on the sale of real estate of $24 million.

Interest expense increased to $20 million in the fourth quarter of 1999 compared with $17 million for the same period in 1998. The increase was due to higher interest rates on outstanding debt. The average debt outstanding during the fourth quarter of 1999 was essentially the same as the average debt outstanding during the fourth quarter of 1998.

Income tax expense in the fourth quarter of 1999 was $15 million or 35% of a reported profit before income taxes of $44 million. In the fourth quarter of 1998, a tax benefit of $1 million was recognized against a loss before income taxes of $77 million. In 1998, the amount of tax benefit recognized was limited due to recognition of losses in certain foreign jurisdictions for which no or little tax benefit could be recognized.

The Company recorded net income of $29 million, or $.64 basic earnings per common share in the fourth quarter of 1999, compared with a net loss of $76 million, or $1.72 basic loss per common share in the fourth quarter of 1998. Diluted earnings/(loss) per common share was the same as basic earnings/(loss) per common share in the fourth quarter of 1999 and 1998.

1998 WORLDWIDE RESULTS COMPARED WITH 1997

Sales

Worldwide net sales to customers decreased 14% to $1,846 million in 1998 from $2,146 million in 1997. The decrease was due primarily to lower sales of instant film across all regions of the world. In 1998, on a unit basis, worldwide shipments to customers of instant cameras


                                                                   POLAROID AR99

--------------------------------------------------------------------------------

decreased 8% to 4.7 million from 5.1 million in 1997 while shipments to customers of instant film decreased by mid double digits compared with 1997.

Sales in the Americas Region decreased 8% to $1,132 million in 1998 compared with $1,233 million in 1997. The decrease was due primarily to lower sales of instant film, mostly in the United States. The primary factor contributing to lower sales of instant film was the Company's decision, made in conjunction with its major dealers, to reduce inventories at the dealer level in the United States. In 1998, on a unit basis, shipments to customers of instant cameras decreased 10% while shipments to customers of instant film decreased by low double digits compared with 1997. At the retail level in the United States, based on an independent survey of retail sales of the Company's products at food, drug and mass retailers by ACNielsen, dollar sales of instant cameras increased 7% while dollar sales of integral film increased by high single digits.

Sales in the European Region decreased 22% to $449 million in 1998 compared with $578 million in 1997. The decrease was due primarily to lower sales of instant film, nearly half of which occurred in Russia, where the Company ceased shipments during the third quarter of 1998 because of the collapse of the Russian economy. The Company's shipments of instant film were also adversely affected by a decline in sales at the retail level and the Company's decision to reduce inventories, primarily in distributor channels. In 1998, on a unit basis, shipments to customers of instant cameras decreased 23% while shipments to customers of instant film decreased by mid double digits compared with 1997.

Sales in the Asia Pacific Region decreased 21% to $265 million in 1998 compared with $335 million in 1997. The decrease was primarily due to lower sales of instant film. The largest decrease of instant film occurred in emerging markets due, in part, to a deterioration of economic conditions. The decline was also partially attributable to the unfavorable impact of foreign exchange and, to a lesser degree, lower sales of instant cameras other than new products. These adverse factors were offset, in part, by sales of new products in Japan. In 1998, on a unit basis, shipments to customers of instant cameras increased 18% while shipments to customers of instant film decreased by low double digits compared with 1997.

Profit/(Loss) from Operations

In 1998, the Company incurred a loss from operations of $49 million compared with a loss from operations of $159 million in 1997. The loss from operations in 1998 and 1997 included restructuring and other charges of $50 million in 1998 and $340 million in 1997. The loss from operations in 1998 and 1997 also included asset write-offs which were unrelated to restructuring of $53 million in 1998 and $20 million in 1997. Excluding restructuring and other charges and asset write-offs unrelated to the restructuring described above, profit from operations was $54 million in 1998 and $201 million in 1997. This decrease was due primarily to the impact of lower sales of instant film.

Refer to the section titled "Restructuring and Other Charges" below for a summary of the Company's restructuring program. In addition to the restructuring charge, the Company recorded $53 million of asset write-offs in 1998 that were unrelated to restructuring and have been described previously. Refer to the section titled "1999 Worldwide Results Compared with 1998" above for a summary of these write-offs.

In 1997, the Company conducted a review of its product offerings and related inventory positions in connection with its efforts to consolidate operations and improve profitability in a competitive environment. As a result, the Company recorded approximately $20 million of above normal inventory write-offs consisting of $8 million for obsolete products that were being phased out and for which the Company determined inventories exceeded the existing demand, $6 million related to defective color film pack components for which rework efforts had proven unsuccessful and $6 million related to a number of slow moving products to reflect lower of cost or market exposure based on lower selling prices. The $20 million of write-offs was recorded in cost of goods sold and on a segment basis was allocated to Global Operations.

Profit from operations in the Americas Region was $309 million in 1998 compared with $380 million in 1997. The decrease was due principally to the impact of lower sales of instant film, primarily in the United States and the Region's emerging markets and, to a lesser degree, asset write-offs. These adverse factors were offset, in part, by a reduction in sales and marketing spending.

Profit from operations in the European Region was $41 million in 1998 compared with $109 million in 1997. The decrease was due primarily to the Company's decision to cease shipments in Russia in the third quarter of 1998 and $30 million of asset write-offs related to the collapse of the Russian economy. In addition, profit from operations decreased due to the impact of lower sales of instant film and the Company's decision to reduce inventories primarily in distributor channels. These adverse factors were offset, in part, by a reduction in sales and marketing spending.

Profit from operations in the Asia Pacific Region was $61 million in 1998 compared with $76 million in 1997. The decrease was due to the impact of lower sales of instant film in the Region's emerging markets and, to a lesser degree, the unfavorable impact of foreign exchange. These adverse factors were offset, in part, by a reduction in sales and marketing expenses and, to a lesser degree, the impact of higher sales of new products, principally in Japan.

Global Operations costs were $185 million in 1998 compared with $155 million in 1997. The increase was due primarily to unfavorable


POLAROID AR99
24

--------------------------------------------------------------------------------

film manufacturing variances caused by reduced production volumes and start-up costs for new products. The increase was offset, in part, by lower manufacturing spending, including savings from restructuring, and lower inventory write-offs.

Research and Development costs were $120 million in 1998 compared with $116 million in 1997. This increase was due primarily to spending related to new products.

Corporate costs were $155 million in 1998 compared with $453 million in 1997. Excluding restructuring and other charges of $50 million in 1998 and $340 million in 1997, Corporate costs were $105 million in 1998 and $113 million in 1997. The decrease was due primarily to a reduction in corporate overhead spending, including savings from restructuring.

Other income was $68 million in 1998 compared with $15 million in 1997. In 1998, other income included $68 million in gains from the sale of real estate. In 1997, other income included a $16 million gain primarily attributable to the change in the Company's method of applying Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation" ("FAS 52") for translating the financial results of most of its foreign subsidiaries from dollar functional to local currency functional. The Company determined that the change in the method of applying FAS 52 was appropriate because of changes in its operational and financial structure internationally coupled with increasing globalization of the Company's procurement and manufacturing activities. The gain of $16 million resulted from the remeasurement of non-functional currency net monetary assets to functional currencies. As described in the section of this report titled "Foreign Currency Exchange," the Company engages in a foreign currency borrowing program to minimize the impact of foreign currency fluctuations on its foreign currency denominated net assets. The Company reviewed and revised its foreign currency borrowing program in connection with the change in method of applying FAS 52. As a result, certain non-functional currency net monetary assets subject to currency remeasurement existed in the first quarter of 1997. The resulting gain arose from the significant weakening of certain foreign currencies relative to the U.S. dollar during the first quarter of 1997. Also in 1997, other income included a combination of a gain on a real estate sale of $19 million, offset by a donation of $19 million to endow charitable giving.

Interest expense increased to $58 million in 1998 compared with $48 million in 1997. The increase was due primarily to higher obligations.

Income tax expense in 1998 was $12 million on a reported loss before income taxes of $39 million. In 1998, a tax benefit on the net operating loss generated in the United States was reflected at the 35% U.S. statutory rate. However, an overall tax charge for the year was reported as a result of the Company achieving earned taxable income in certain foreign jurisdictions, and taxable losses and special charges in other countries for which no or little tax benefits were provided, such as in the case of losses and asset write-downs associated with Russia. The reported tax benefit for 1997 of $65 million was based on a worldwide effective tax rate of 34%.

Including restructuring and other charges totaling $50 million in 1998 and $340 million in 1997, the Company recorded a net loss of $51 million or $1.15 basic loss per common share in 1998 and a net loss of $127 million or $2.81 basic loss per common share in 1997. Diluted loss per common share was the same as the basic loss per common share in 1998 and 1997.

RESTRUCTURING AND OTHER CHARGES

In 1997, the Company recorded restructuring and other charges of $340 million which consisted of severance costs, impairment losses on certain long-lived assets, other asset write-downs and exit costs associated with certain businesses. Of this amount, approximately $17 million represented inventory write-downs which were included in cost of goods sold. In 1998, the Company recorded a $50 million restructuring charge related to an expansion of the severance component of the 1997 program. These charges (the "1997 Program") were allocated to the non-segment Corporate category and were undertaken as the result of management's assessment of the Company's infrastructure, to strengthen its competitive cost position, to streamline operations and to improve profitability by consolidating and selling manufacturing facilities and reducing corporate overhead. The strategic objective of the 1997 Program was to reduce the cost of developing, manufacturing, selling and distributing the Company's products; to change and improve business processes; to deliver new products more efficiently; to improve financial performance; and to fundamentally alter how the Company conducts business globally.

Approximately $150 million of the charges recorded in 1997 for the 1997 Program related to an involuntary severance program under which approximately 1,800 employees (consisting of sales and marketing employees in the regional segments:
Americas -16%; Europe -24%; Asia Pacific -9%; primarily manufacturing employees in Global Operations -36%; research and engineering employees in Research and Development -5%; and administrative employees in the non-segment Corporate category -10%) were expected to leave the Company. The 1998 extension to this involuntary severance program added approximately 1,000 additional employees (consisting of sales and marketing employees in the regional segments:
Americas -7%; Europe -14%; Asia Pacific -3%; primarily manufacturing employees in Global Operations -65%; research and engineering employees in Research and Development -10%; and administrative employees in the non-segment Corporate category -1%). At December 31, 1997, no terminations or severance payments had occurred under the 1997 Program. At December 31, 1998, approximately 1,360 of the 2,800 expected terminations


                                                                   POLAROID AR99

--------------------------------------------------------------------------------

had occurred and approximately $69 million of severance payments had been made related to the 1997 Program. At December 31, 1999, approximately 2,580 of the expected terminations had occurred and approximately $138 million of severance payments had been made related to the 1997 Program. The Company expects the remaining terminations to occur by mid-2000 and the severance payments to be substantially completed by the end of 2000. Of the total amount provided for severance, approximately $10 million related to pension curtailment costs and $5 million related to pension enhancement costs incurred primarily for certain non-U.S. employees expected to be terminated under this program.

In the Americas, European and Asia Pacific segments, the major impact of the 1997 Program consists of reducing the number of employees associated with sales and marketing activities. The impact of the 1997 Program in the European segment also consists of consolidating back office activities in a centralized location.

The impact of the 1997 Program in Global Operations consists of reducing the number of direct and indirect employees located at manufacturing facilities in both the United States and Europe that are associated with the manufacture of instant film and, to a lesser degree, instant hardware, along with employees required to procure goods and services and distribute finished products. The 1997 Program in Global Operations also included employees at the Company's chemical manufacturing facility in Freetown, Massachusetts which was sold in February 1998.

The impact of the 1997 Program in the Research and Development segment consists of reducing the number of employees associated with research, engineering and development activities in the United States and to focus the Company's research and development activities on its core imaging business.

The 1997 Program affects the non-segment Corporate category by reducing the number of employees in the United States that support functions such as central marketing, finance, legal, information management, administration, human resources and facilities support.

In addition to severance, the asset impairment portion of the 1997 Program amounted to approximately $163 million. Of the $163 million, approximately $106 million was related to the write-down of the Company's underutilized New
Bedford coating facility to an independently determined fair value of approximately $18 million. The New Bedford coating facility was designed and specially built to manufacture large volumes of high quality media for the Company's graphics and medical diagnostic imaging businesses. However, growth of these businesses did not materialize as planned and as a result, the Company continues to pursue several strategic options for the future use of this facility, including outright sale. Approximately $22 million of the asset impairment related to the write-off of battery assembly equipment that was not required to support anticipated production requirements. This equipment was initially constructed in anticipation of significant growth in instant film sales in the emerging markets of Russia and Asia. During 1997, it became clear that these volume assumptions were no longer valid based on weakness in demand and an unfavorable outlook in those emerging markets. In 1997, the Company abandoned this special-purpose equipment in place because it believed that it had no future use or salvage value and sale to a third party was not likely.

The $163 million also included a loss of approximately $22 million on the sale of the Company's underutilized chemical manufacturing facility in Freetown, Massachusetts. The Freetown facility was used to manufacture certain chemical components of the Company's instant film. Because of competitive changes in the specialty chemical industry and because expectations of future sales of instant film in certain emerging markets did not materialize, the Company sought the outright sale of the Freetown facility. The loss on the sale of the Freetown facility was based on the terms of a purchase and sale agreement and the terms of a long-term supply agreement under which the Company agreed to purchase certain chemicals used to manufacture its instant film. The Company entered both the purchase and sale agreement and the long-term supply agreement in the fourth quarter of 1997. The sale of the Freetown facility was completed in the first quarter of 1998. Additionally, the asset impairment portion of the 1997 Program included approximately $13 million related to other fixed assets which were not individually material. The write-down of these fixed assets occurred because the assets were no longer required in the Company's U.S. manufacturing operations due primarily to the consolidation of certain manufacturing operations. The assets related to the asset impairment portion of the 1997 Program were primarily located in Global Operations. The Company also recorded approximately $4 million for exit costs and, to a lesser degree, severance liabilities related to the sale of the Freetown facility.

In addition to the severance and asset write-downs, the balance of the 1997 Program consisted of approximately $17 million of inventory write-downs and approximately $6 million of exit costs. The inventory write-downs consisted of reserves for chemical inventories made obsolete by the sale of the Freetown facility, lower of cost or market provisions on inventories of a first generation digital camera and, to lesser degree, inventory reserves related to the Company's decision to exit a portion of its holography business. The exit costs related primarily to lease and contract terminations and other costs directly related to restructuring.

Under the 1997 Program, the Company realized benefits of approximately $55 million in 1998 and an additional $60 million in 1999. The Company expects to further benefit by approximately $25 million in 2000 bringing the estimated total benefit from the 1997 Program to approximately $140 million on an annualized basis after the benefits are fully realized.


POLAROID AR99
26

--------------------------------------------------------------------------------

FINANCIAL LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1999, the Company's cash and cash equivalents totaled $92 million, compared with $105 million at December 31, 1998. The primary sources of cash in 1999 were $131 million generated from operating activities and $68 million from the sale of real estate and other investments. The primary sources of cash in 1998 were $151 million from the sale of real estate and fixed assets, $98 million generated from operating activities and $21 million generated from financing activities.

Working capital was essentially unchanged at $367 million at December 31, 1999, compared with $360 million at December 31, 1998, despite higher revenues in the fourth quarter of 1999 compared with the fourth quarter of 1998.

In 1999, capital spending totaled $170 million and depreciation expense was $106 million compared with capital spending of $191 million and depreciation expense of $91 million in 1998. The decrease in capital spending was due to lower spending for on-going operations and, to a lesser degree, the consolidation of real estate. The decrease was offset, in part, by increases in spending for new products and the Company's new enterprise-wide software system. Capital expenditures in 2000 are expected to be approximately $150 million, of which approximately $55 million will be used for the maintenance of the Company's property, plant and equipment.

In addition to capital expenditures and working capital requirements during 1999, the Company expended approximately $69 million for severance payments relating to the 1997 Program and $27 million to pay dividends to common stockholders. In 1998, the Company expended $69 million for severance payments relating to the 1997 Program, $46 million to repurchase the Company's common stock, $27 million to pay dividends to common stockholders and $19 million to make two acquisitions in the digital imaging industry.

The Company has financed its operations with the following sources of debt: the Amended Credit Agreement (defined below), the U.K. Credit Agreement (defined below), short-term lines of credit and the Company's outstanding 6 3/4% Notes due 2002, 7 1/4% Notes due 2007 and 11 1/2% Notes due 2006.

In December 1998, the Company amended its existing $350 million Credit Agreement to provide loans of up to $350 million on a revolving basis through December 31, 2001. The amendment provided the lenders the right to incorporate covenants given to the holders of notes or other securities of the Company which, in the lenders judgment are more restrictive. The lenders exercised their right to incorporate certain covenants of the 2006 Notes (defined below) in Amendment No. 1., dated March 31, 1999, to the Amended Credit Agreement (hereinafter referred to as the "Amended Credit Agreement").

Funds borrowed under the Amended Credit Agreement bear interest, at the Company's option, at either the prime rate of Morgan Guaranty Trust Company ("Prime") plus a margin or LIBOR on euro-dollar loans plus a margin. The margins range from 0.085% to 2.0% for Prime-based loans and from 0.275% to 3.0% for euro-dollar loans based on the Company's credit rating. In addition, the Company pays the lenders a commitment fee on unused commitments ranging from 0% to 0.025% on an annual basis depending on the Company's credit rating, and a fee to the administrative agent.

In connection with the Amended Credit Agreement, the Company entered into a collateral agreement and certain related documents that granted the lenders a first security interest in certain of the Company's domestic inventories and trade accounts receivable. Under the collateral agreement, the security will be released if the Company's credit rating is BBB-or higher by Standard and Poor's ("S&P") and Baa3 or higher by Moody's Investor's Services, Inc. ("Moody's").

On August 3, 1999, the Company's wholly-owned subsidiary, Polaroid (U.K.) Limited ("Polaroid U.K."), as borrower, and the Company, as guarantor, entered into a new loan agreement with Deutsche Bank A.G. and ABN AMRO Bank NV for a maximum commitment of 72.5 million euros (approximately $73 million at December 31, 1999) (the "U.K. Credit Agreement") which refinanced most of the Company's existing short-term lines of credit with these banks. Borrowings under this facility bear a margin of approximately 25 basis points higher than that paid under the Amended Credit Agreement. The facility is scheduled to mature on December 31, 2001. Several of the Company's foreign subsidiaries granted the lenders under this facility a security interest in certain foreign inventories and receivables.

The Amended Credit Agreement and the U.K. Credit Agreement require the Company to maintain financial ratios related to the maximum level of debt to earnings before interest, taxes, depreciation and amortization and minimum interest coverage. In addition to financial ratios, the Amended Credit Agreement and the U.K. Credit Agreement restrict, among other things, the Company's ability to do the following: make certain capital expenditures; make certain payments; incur debt in addition to the 2006 Notes; incur certain liens; make certain investments; enter into certain sale leaseback transactions; merge, consolidate, sell or transfer all or substantially all of the Company's assets subject to certain financial conditions and to enter into certain transactions with affiliates.

The Amended Credit Agreement and the U.K. Credit Agreement also restrict the Company's ability to pay dividends and repurchase stock. The agreements limit the payment of dividends and repurchase of Company stock to $3.75 million per quarter in excess of the value of the shares of the Company's stock issued to the Retirement Savings Plan and proceeds from the exercise of stock options on a cumulative


                                                                   POLAROID AR99

--------------------------------------------------------------------------------

basis. Because the Company issues shares of its common stock to all qualified United States employees as part of their compensation, this amount is expected to total approximately $13 million in 2000. As a result, the Company believes it is likely to be able to continue the current dividend payment of $.60 per share per annum.

At December 31, 1998, the Company had several short-term lines of credit that totaled $204 million to support international operations and $25 million to support U.S. operations. At December 31, 1999, in addition to the Amended Credit Agreement and the U.K. Credit Agreement, the Company had several short-term lines of credit that totaled $23 million to support international operations. As previously noted, the Company replaced a portion of its short-term lines of credit with the U.K. Credit Agreement. The Company was further able to reduce its short-term lines of credit because it began to use forward exchange contracts to manage its exposure to currency exchange fluctuations. A summary of the Company's strategy to manage its exposure to currency exchange fluctuations is provided in the section of this report titled "Foreign Currency Exchange" below. The weighted average interest rate on amounts outstanding under short-term lines of credit was 4.0% at December 31, 1998 and 3.2% at December 31, 1999.

At December 31, 1999, the Company had $259 million outstanding in short-term debt. The amounts outstanding were comprised of $235 million under the Amended Credit Agreement, $8 million under the U.K. Credit Agreement and $16 million under short-term lines of credit. Subject to the limitations in the Amended Credit Agreement and the U.K. Credit Agreement, at December 31, 1999, the Company had an additional $115 million available to it under the Amended Credit Agreement, an additional $65 million available under the U.K. Credit Agreement, and an additional $7 million available under short-term lines of credit. At December 31, 1998, the Company had $332 million outstanding in short-term debt which was comprised of $220 million of borrowings under the Company's Credit Agreement and $112 million borrowed under short-term lines of credit. Subject to the limitation in the Company's $350 million Credit Agreement, at December 31, 1998, the Company had an additional $130 million available to it under the Credit Agreement, an additional $25 million available under short-term lines of credit to support U.S. operations and an additional $92 million available under short-term lines of credit to support international operations.

In February 1999, the Company issued $275 million of 11 1/2% Notes due
February 15, 2006 (the "2006 Notes"). The 2006 Notes were placed at par value. The net proceeds of $268 million from the sale of the 2006 Notes were used primarily for the payment of $200 million aggregate principal amount of the Company's 8% Notes which were due on March 15, 1999 and for general corporate purposes, including reducing amounts outstanding under the Amended Credit Agreement and short-term lines of credit. The indenture, pursuant to which the 2006 Notes were issued, contains certain covenants that restrict, among other things: the Company and its subsidiaries from making certain restricted payments, including dividends on and the purchase of the Company's common stock and certain other payments; incurring additional debt and issuing preferred stock; incurring certain liens; entering into sale leaseback transactions; entering into certain transactions with affiliates and entering into certain mergers and consolidations or selling all or substantially all of the properties or assets of the Company.

In February 2000, the Company filed a shelf registration statement with the Securities and Exchange Commission to issue securities of up to $275 million. When combined with $225 million of securities that remain unissued under an existing shelf registration statement, the Company can issue up to an additional $500 million of debt securities, preferred stock, depository shares, common stock, preferred stock rights, stock purchase contracts, stock purchase units, warrants and warrant units.

The Company's cost of borrowing is dependent, in part, on the Company's corporate long-term debt credit ratings. Currently, the Company's long-term debt is rated BB-by S&P, Ba3 by Moody's and BB by Duff & Phelps Credit Ratings Co.'s ("D&P"). In early 1999, Moody's lowered its long-term debt rating from Baa3 to Ba3 with a negative outlook. In February 2000, Moody's upgraded its outlook from negative to stable.

In October 1997, the Company's Board of Directors authorized the repurchase of up to five million shares of the Company's common stock over three years. In 1999, the Company did not repurchase any of its common stock. As of December 31, 1999, approximately 2.8 million shares remain to be purchased under the current program. Given the restricted payment covenants contained in the Amended Credit Agreement, the U.K. Credit Agreement and the 2006 Notes, it is unlikely that the Company will complete the repurchase program within the three year period.

The Company believes that the availability of funds under the Amended Credit Agreement, the U.K. Credit Agreement, short-term lines of credit and funds generated from operations, together with additional borrowing capacity will be adequate for at least the next twelve months to meet working capital needs, to fund spending for growth and maintenance of existing operations and make severance payments associated with the 1997 Program.

FOREIGN CURRENCY EXCHANGE

The Company generates a substantial portion of its revenues in international markets, which subjects its operations to the exposure of currency exchange fluctuations. The impact of currency exchange rate movement can be positive or negative in any given period. The Company's ability to counteract currency exchange rate movement is


POLAROID AR99
28

--------------------------------------------------------------------------------

primarily dependent on pricing in local markets and, to a lesser degree, in the short-term, on hedging through nonfunctional currency denominated borrowings, forward exchange contracts and the purchase of currency options.

The Company maintains a Monetary Control Center (the "MCC") which operates under written policies and procedures that define the day-to-day operating guidelines, including exposure limits to contract for nonfunctional currency denominated borrowings, currency exchange swaps, forward exchange contracts and currency options. The MCC is subject to random independent audits and reports to a supervisory committee comprised of members of the Company's management. The MCC publishes regular reports to the supervisory committee detailing foreign currency activities.

To minimize the impact of currency fluctuations on net monetary assets denominated in currencies other than the relevant functional currency ("nonfunctional currencies"), the Company engages in nonfunctional currency denominated borrowings. The Company determines the aggregate amount of such borrowings based on forecasts of each entity's nonfunctional currency denominated net monetary asset position and the relative strength of the functional currencies compared with the nonfunctional currencies. These borrowings create nonfunctional currency denominated liabilities that hedge the Company's nonfunctional currency denominated net monetary assets. Upon receipt of the borrowed nonfunctional currency denominated funds, the Company converts those funds to the functional currency at the spot exchange rate. Exchange gains and losses on the nonfunctional currency denominated borrowings are recognized in earnings as incurred. The amount of the Company's outstanding short-term debt incurred for hedging purposes was $107 million at December 31, 1998 and $24 million at December 31, 1999.

Periodically, the Company has used over-the-counter currency exchange swaps to reduce the interest expense incurred through the borrowings described above and to replace the hedge created by those borrowings. When a currency exchange swap was used to replace a hedge, the currency received by the Company in the spot market component of the currency exchange swap was used to close out the borrowings, and, simultaneously, the hedge was reinstituted through a forward contract with terms not exceeding six months. The Company did not enter into currency exchange swaps for trading purposes. At December 31, 1998, the aggregate notional value of the Company's outstanding foreign exchange swap contracts was $50 million. There were no forward exchange swap contracts outstanding at December 31, 1999.

Alternatively, the Company may use forward exchange contracts to minimize the impact of currency fluctuations on its net monetary assets denominated in nonfunctional currencies. The term of these contracts typically does not exceed six months. The Company does not enter into forward exchange contracts for trading purposes. There were no forward exchange contracts outstanding at December 31, 1998. At December 31, 1999, the aggregate notional value of the Company's outstanding forward exchange contracts was $102 million.

The Company has limited flexibility to increase prices in local currencies and offset the adverse impact of foreign exchange. As a result, the Company purchases U.S. dollar call/foreign currency put options which allows it to protect a portion of its expected foreign currency denominated revenues from adverse currency exchange movement. The term of purchased options typically does not exceed 18 months, and all of the option contracts outstanding at December 31, 1999 expire in 2000. The Company does not write options or purchase options for trading purposes. The notional value of the Company's outstanding option contracts, which were primarily denominated in Japanese yen and euros, was $240 million at December 31, 1998 and $131 million at December 31, 1999.

IMPACT OF INFLATION

Inflation continues to be a factor in many countries in which the Company does business. The Company's pricing strategy and continuing efficiency improvements have offset to a considerable degree inflation and normal cost increases. The overall inflationary impact on the Company's earnings has not been material.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Board Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") that establishes accounting and reporting requirements for derivative instruments and for hedging activities. FAS 133 requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge of the exposures to changes in fair value of recognized assets or liabilities or unrecognized firm commitments, a hedge of the exposure to variable cash flows of a forecasted transaction, or a hedge of the foreign currency exposure of a net investment in a foreign operation, unrecognized firm commitments, an available-for-sale security or a foreign-currency denominated forecasted transaction. The accounting for changes in fair value under FAS 133 depends on the intended use of the derivative and the resulting designation. In June 1999, the FASB decided that the effective date for adopting the requirements of FAS 133 should be delayed one year to fiscal years beginning after June 15, 2000. This delay, published as Financial Accounting Standards Board Statement No. 137, applies to quarterly and annual financial statements. The Company is currently evaluating the effect FAS 133 will have on the results of its operations and its financial position.


                                                                   POLAROID AR99

--------------------------------------------------------------------------------

EURO CONVERSION

On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies (the "legacy currencies") and one common currency (the "euro"). The participating countries adopted the euro as their common currency on January 1, 1999. The euro is now traded on currency exchanges and may be used in business transactions. On January 1, 2002, new euro-denominated bills and coins will be issued by the participating countries. The legacy currencies will then be withdrawn and will cease to be legal tender effective June 30, 2002. During the period from January 1, 1999 to June 30, 2002, parties may use either the euro or a participating country's legacy currency as legal tender.

In 1998, the Company formed an Economic and Monetary Union Steering Committee and Project Team (the "EMU Committee"). The EMU Committee has analyzed the impact of the euro conversion on the Company in a number of areas, including the Company's information systems, product pricing, finance and banking resources, foreign exchange management, contracts and accounting and tax departments. While the Company is in the process of making certain adjustments to its business and its operations to accommodate the euro conversion, the EMU Committee believes, based on information available at this time and on several assumptions, that the euro conversion process will not have a material adverse impact on the Company's financial position or the results of its operations.

YEAR 2000 DATE CONVERSION

The Year 2000 problem is the result of computer programs and embedded chips being written with two digits rather than four to define the applicable year. To prepare for the year 2000, the Company formed a Year 2000 Steering Committee (the "Year 2000 Committee") to identify the major areas of the Company that could be affected and manage the Year 2000 readiness plan. By the end of 1999, the Year 2000 Committee had completed its Year 2000 readiness plan and any required remediation. As a result, the Company was well prepared for the transition to the Year 2000 and did not experience any significant Year 2000 problems with respect to the major areas identified by the Year 2000 Committee. During the actual date rollover to 2000, the Company implemented and monitored its plan and was able to continue its normal business activities. Thus far, the Company has not experienced any major Year 2000 problems and has experienced only a few minor Year 2000 issues. The Company continues to monitor its systems and applications, with an emphasis on data accuracy, to uncover any hidden transition problems but has no reason to expect any such issues.

In preparing for the transition to the Year 2000, the Year 2000 Committee reviewed its business information systems, hardware and software, embedded chips and related systems, physical plants and equipment and products. All of the areas identified were tested and remediated or replaced where needed. The Year 2000 Committee also communicated with material third-parties, including suppliers and customers, regarding their state of readiness. In addition, the Company had developed contingency plans to address the most reasonably likely worst case scenario resulting from Year 2000 problems. The Company executed a portion of its contingency plans in the fourth quarter of 1999 by ordering an additional one-month supply of certain critical raw materials to supplement inventory levels and provide a buffer in case of unanticipated production or supply issues. In addition, the Company established a Year 2000 Command Center to serve as a hotline for reporting problems and a central area for deploying resources. The Company will continue to operate the Year 2000 Command Center until it is no longer deemed necessary.

The Year 2000 Committee had forecasted that the total cost of completing the Year 2000 project to be approximately $22 million to $25 million. The projected costs include internal staff costs associated with the Year 2000 readiness plan but does not include the estimated costs of the Company's new enterprise-wide software system. The Company had spent approximately $22 million on the Year 2000 readiness plan at December 31, 1999.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Some statements in this report may be forward looking in nature, or "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "Act"). These statements may be identified by the use of forward-looking words or phrases such as "believe", "expect", "anticipate", "should", "plan", "goal", "outlook", "target", "intend", "will", "estimate" and "potential" among others. The Company desires to take advantage of the "safe harbor" provisions of the Act. The Company therefore cautions shareholders and investors that actual results may differ materially from those projected in or implied by any forward-looking statement as a result of a wide variety of factors, which include, but are not limited to those set forth below. Many of the important factors below have been discussed in prior filings by the Company with the Securities and Exchange Commission.

Ability to Revitalize the Core Imaging Business

Revitalizing the Company's core imaging business is an important part of its strategy. To revitalize the core imaging business, the Company's plan calls for, among other steps, the introduction of a number of new products each year, increased instant camera sales at profitable prices, continued penetration of retail outlets that are frequented by teens and young adults, the continued reduction of costs and the improvement of operating efficiencies from restructuring. The Company's plan to increase profits relies on successful implementation of this strategy.

As part of this strategy, the Company is promoting new uses of, and new markets for, its products and technology and is targeting new demographic segments, such as children, teens and young adults, through product innovations and marketing campaigns. In addition to


POLAROID AR99
30

--------------------------------------------------------------------------------

these marketing campaigns, it is necessary to promptly design, develop, manufacture, market and deliver innovative imaging products to market. There can be no assurance that the Company will be able to effectively implement this strategy on a continuous basis. If this strategy is not successful, the Company's business and results of operations could be negatively impacted. Similarly, a decline in retail demand could have a material effect on the Company's business and financial results.

Developing Digital Imaging Products Market

The Company's plans to develop its digital imaging business call for, among other things, the transfer of the Company's technology and expertise in instant imaging to the developing market for digital imaging products, the commercialization of products that show promise and the development, manufacture and marketing of new digital imaging products in anticipation of changing trends among end-users of these products. The Company faces several risks in implementing this strategy, including its ability to successfully anticipate and respond to trends in the rapidly changing digital imaging business, to develop and market new digital imaging products in a timely and profitable manner, to develop relationships and alliances with other companies in the field and to market digital imaging products in a focused and effective way. The digital imaging business is highly competitive. In addition, the digital imaging business, for many companies, carries high research and development and other costs and is a relatively low margin business. There can be no assurance that the Company will be able to compete effectively or profitably in the digital imaging business on a continuous basis. In addition, the market for digital imaging products is evolving in rapid and, in some cases, unpredictable ways and may erode the growth or absolute size of the Company's instant imaging business.

Highly Competitive Markets

The timing and introduction of new products by the Company's competitors could have a material negative impact on the Company's introduction of new or enhanced products. The Company has competitors worldwide, ranging from large corporations to smaller and more specialized companies. In the instant imaging market, the Company faces competition from Fuji Photo Film Co., Ltd. ("Fuji"), which has introduced selected new products in Japan and Europe. In the digital imaging market, the Company faces competition from Eastman Kodak Company, Fuji, Hewlett-Packard Company, Canon U.S.A., Inc., Sony Corporation, and others. Many of the Company's competitors are larger and have greater financial and other resources. There can be no assurance that the Company will be able to compete successfully on a continuous basis and its failure to do so could have a material adverse effect on its business and financial results.

Net Losses

The Company has experienced net losses in prior years. If net losses were to recur, the Company may be required to find additional sources of funding to fund operating deficits, implement its business strategy and meet anticipated capital expenditures, research and development costs and financing commitments. There can be no assurance that if the Company needs to obtain additional financing, that it will find it on acceptable terms or that it would be permitted under the Amended Credit Agreement, the U.K. Credit Agreement or the indenture governing the 2006 Notes.

Substantial Level of Debt

The Company has a significant amount of debt. The Company's level of debt could have important consequences to investors or stockholders. For example, it could: make it more difficult to satisfy its debt and other obligations; increase the Company's vulnerability to general adverse economic and industry conditions; limit the Company's ability to fund future working capital needs, capital expenditures, acquisitions, research and development costs and other general corporate requirements; require the Company to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing the availability of the Company's cash flow to fund working capital needs, capital expenditures, acquisitions, research and development costs and other general corporate requirements; limit the Company's flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; place the Company at a competitive disadvantage compared with its competitors that are less leveraged and limit its ability to borrow additional funds.

Restrictions Imposed by the Company's Debt and Financial Flexibility

The Company has financial and other restrictive covenants in the Company's debt instruments including restrictions in the event of a change in control. Failure to comply with these covenants could result in an event of default under the Amended Credit Agreement, the U.K. Credit Agreement, the indenture governing the 2006 Notes and certain of the agreements governing short-term lines of credit. If such default is not cured or waived, it could have a material adverse effect on the Company.

The Company's ability to make payments on and to refinance its debt, to execute its business strategy, to make capital expenditures and to fund research and development costs will depend on its ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, exchange rate fluctuation and other factors, including retail demand and dealer inventory practices, that are beyond the Company's control. It is also subject to the Company's success in implementing its strategies. There can be no assurance that the Company will generate sufficient cash flow or that future borrowings will be available to the Company under the Amended Credit Agreement, the U.K. Credit Agreement or short-term lines of credit in an amount sufficient to enable the Company to repay its debt and to fund other liquidity needs.


                                                                   POLAROID AR99

--------------------------------------------------------------------------------

Customer Concentration

One customer, Wal-Mart Stores, Inc., (Wal-Mart) comprises over 10% of the Company's net sales. Net sales to this customer as a percentage of the Company's annual net sales totaled 12.5% in 1997, 13.0% in 1998 and 14.8% in 1999. If Wal-Mart or several of the Company's other top customers were to stop purchasing the Company's products or significantly change their purchasing practices, there would be a material adverse effect on the Company's business and financial results.

Foreign Exchange Rate Fluctuations

The Company sells and markets its products worldwide. A major risk associated with the Company's worldwide operations is the fluctuation of foreign exchange rates, particularly the Japanese yen and euro. Although the Company engages in some foreign currency hedging, fluctuations in foreign currencies could have a material adverse effect on the business and financial results of the Company.

Failure to Reduce Cycle Time

The Company has already reduced and is committed to further reduce its cycle time in bringing new products to market. There is no guarantee that the Company will succeed in this endeavor. Shorter cycle times present a challenge for the effective management of the transition from existing products to new products and could negatively impact the Company's future operating results.

Contract Manufacturing, Raw Materials and Supplies

The Company is dependent on certain sole source suppliers for certain finished products and components. The Company uses vendors to supply some of the raw materials and supplies necessary for the manufacture of its products, including chemicals, polyester film base, specialty paper and components. The Company is dependent on these suppliers' ability to meet its production needs at a competitive cost and quality.

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

Potential Exposure to Environmental Liabilities

The Company's businesses and facilities are subject to a number of federal, state and local laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials. Under certain environmental laws, a current or previous owner or operator of land may be liable for the costs of investigation, removal or remediation of hazardous materials at that property. These laws typically impose a liability whether or not the owner or operator of the land knew of, or was responsible for, the presence of the hazardous materials or for the disposal or treatment of hazardous materials. The owner or operator may also be liable for the costs of investigation, removal or remediation of such substances at the disposal or treatment site, regardless of whether the affected site is owned or operated by that party.

Because the Company owns and operates a number of facilities and because it arranges for the disposal of hazardous materials at many disposal sites, the Company expects to incur costs for investigation, removal and remediation, as well as capital costs associated with the compliance of these laws. In addition, changes in environmental laws or unexpected investigations and clean-up costs could have a material adverse effect on the Company's business and financial condition.

Dependence on Key Personnel

The Company's success depends on the continued contribution of a number of key senior managers and the loss of the services provided by them could have a material adverse effect on the Company. In particular, the loss of services provided by Gary T. DiCamillo, the Chairman and Chief Executive Officer, as well as certain other senior managers, could have a material adverse effect on the Company's business and development. If that were to occur, there is no assurance that the Company would be able to locate qualified personnel or employ them on acceptable terms or on a timely basis.

In addition, the Company's continued growth depends in part on its continuing ability to attract and retain qualified senior managers who can implement the Company's business strategy. There can be no assurance that the Company will be able to attract and retain such senior managers.

Impact of the Year 2000 Problem

The failure of the Company's material third-party customers, suppliers and vendors to make their systems Year 2000 compliant could have a material adverse impact on the results of operations and financial condition of the Company. The Year 2000 problem continues to have certain inherent risks that are difficult to measure and that could arise during 2000. There can be no assurance that the Company or its material third party customers, suppliers and vendors will foresee all Year 2000 problems that could yet occur during the year and be able to correct them on a timely basis.

OTHER MATTERS

The Company, together with other parties, is currently designated a Potentially Responsible Party (PRP) by the United States Environmental Protection Agency and certain state agencies with respect to response costs for environmental remediation at several sites. The Company believes that its potential liability with respect to any site and with respect to all sites in aggregate will not have a material adverse effect on the financial condition or operating results of the Company.


POLAROID AR99
32

                                                    INDEPENDENT AUDITORS' REPORT

--------------------------------------------------------------------------------

The Board of Directors and Stockholders Polaroid Corporation:

We have audited the accompanying consolidated balance sheet of Polaroid Corporation and Subsidiary Companies as of December 31, 1999 and 1998, and the related consolidated statements of earnings, cash flows and changes in common stockholders' equity for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polaroid Corporation and Subsidiary Companies at December 31, 1999 and 1998, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG LLP
Boston, Massachusetts
January 24, 2000, except for Note 8 for which the date is February 14, 2000

--------------------------------------------------------------------------------

                                                             MANAGEMENT'S REPORT

--------------------------------------------------------------------------------

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


/s/ GARY T. DICAMILLO
Chairman
and Chief Executive Officer


/s/ JUDITH G. BOYNTON
Executive Vice President,
Business Development and Chief Financial  Officer


                                                                   POLAROID AR99

FINANCIAL STATEMENTS: CONSOLIDATED STATEMENT OF EARNINGS

--------------------------------------------------------------------------------

Polaroid Corporation and Subsidiary Companies                                     Years ended December 31,
(In millions, except per share data)                                           1997         1998         1999
-------------------------------------------------------------------------------------------------------------
Net sales                                                                 $ 2,146.4    $ 1,845.9    $ 1,978.6

  Cost of goods sold                                                        1,229.8      1,108.4      1,170.5
  Marketing, research, engineering and administrative expenses (Note 2)       752.2        736.5        700.5
  Restructuring and other (Note 2)                                            323.5         50.0           --
                                                                          ---------    ---------    ---------

Total costs                                                                 2,305.5      1,894.9      1,871.0
                                                                          ---------    ---------    ---------

Profit/(loss) from operations                                                (159.1)       (49.0)       107.6

  Other income/(expense):
    Interest income                                                             3.7          2.9          2.7
    Other                                                                      11.3         64.8        (19.5)
                                                                          ---------    ---------    ---------

  Total other income/(expense)                                                 15.0         67.7        (16.8)
  Interest expense                                                             47.8         57.6         77.4
                                                                          ---------    ---------    ---------

Earnings/(loss) before income tax expense/(benefit)                          (191.9)       (38.9)        13.4
  Federal, state and foreign income tax expense/(benefit) (Note 4)            (65.2)        12.1          4.7
                                                                          ---------    ---------    ---------

Net earnings/(loss)                                                       $  (126.7)   $   (51.0)   $     8.7
                                                                          =========    =========    =========

Basic earnings/(loss) per common share (Note 1)                           $   (2.81)   $   (1.15)   $     .20

Diluted earnings/(loss) per common share (Note 1)                         $   (2.81)   $   (1.15)   $     .20

Cash dividends per common share                                           $     .60    $     .60    $     .60

See accompanying notes to consolidated financial statements.


POLAROID AR99
34

                                FINANCIAL STATEMENTS: CONSOLIDATED BALANCE SHEET

--------------------------------------------------------------------------------

Polaroid Corporation and Subsidiary Companies                                                                   December 31,
(In millions except number of shares)                                                                         1998        1999
------------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets
  Cash and cash equivalents                                                                               $  105.0    $   92.0
  Receivables, less allowances of $42.0 in 1998 and $23.9 in 1999 (Note 6)                                   459.6       489.7
  Inventories (Notes 5 and 6)                                                                                533.3       395.6
  Prepaid expenses and other assets (Note 4)                                                                 195.5       139.6
                                                                                                          --------    --------

Total current assets                                                                                       1,293.4     1,116.9

Property, plant and equipment:
  Land                                                                                                        29.4        14.7
  Buildings                                                                                                  351.4       322.7
  Machinery and equipment                                                                                  1,450.5     1,620.1
  Construction in  progress                                                                                  144.6        65.5
                                                                                                          --------    --------
  Total property, plant and equipment                                                                      1,975.9     2,023.0
  Less accumulated depreciation                                                                            1,409.4     1,423.8
                                                                                                          --------    --------
  Net property, plant and equipment                                                                          566.5       599.2

Deferred tax assets (Note 4)                                                                                 208.2       243.7
Other assets                                                                                                 129.6        80.2
                                                                                                          --------    --------
Total assets                                                                                              $2,197.7    $2,040.0
                                                                                                          ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Short-term debt (Note 6)                                                                                $  331.7    $  259.4
  Payables and accruals (Note 7)                                                                             358.4       338.0
  Compensation and benefits (Notes 10 and 11)                                                                208.5       138.1
  Federal, state and foreign income taxes (Note 4)                                                            34.4        14.7
                                                                                                          --------    --------
Total current liabilities                                                                                    933.0       750.2

Long-term debt (Note 8)                                                                                      497.4       573.0
Accrued postretirement benefits (Note 11)                                                                    241.9       234.8
Other long-term liabilities                                                                                  135.5       111.5
                                                                                                          --------    --------
Total liabilities                                                                                          1,807.8     1,669.5

Preferred Stock, Series A and D, $1 par value, authorized 20,000,000 shares; all shares unissued                --          --

Common stockholders' equity (Note 9)
  Common stock, $1 par value, authorized 150,000,000 shares (75,427,550 shares issued in 1998 and 1999)       75.4        75.4
  Additional paid-in capital                                                                                 413.4       395.2
  Retained earnings                                                                                        1,226.7     1,208.8
  Accumulated other comprehensive income                                                                     (33.4)      (48.9)
    Less: Treasury stock, at cost (31,437,933 and 30,811,263 shares in 1998 and 1999, respectively)        1,291.5     1,259.7
         Deferred compensation                                                                                  .7          .3
                                                                                                          --------    --------
  Total common stockholders' equity                                                                          389.9       370.5
                                                                                                          --------    --------
Total liabilities and common stockholders' equity                                                         $2,197.7    $2,040.0
                                                                                                          ========    ========

See accompanying notes to consolidated financial statements.


                                                                   POLAROID AR99

FINANCIAL STATEMENTS: CONSOLIDATED STATEMENT OF CASH FLOWS

--------------------------------------------------------------------------------

Polaroid Corporation and Subsidiary Companies                                    Years ended December 31,
(In millions)                                                                   1997       1998       1999
----------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net earnings/(loss)                                                        $(126.7)   $ (51.0)   $   8.7
  Depreciation of property, plant and equipment                                111.5       90.7      105.9
  Decrease/(increase) in receivables                                           (36.2)      79.0      (52.7)
  Decrease/(increase) in inventories                                             9.8      (28.4)      88.0
  Decrease/(increase) in prepaids and other assets                             (75.6)      39.0       62.4
  Increase/(decrease) in payables and accruals                                 (28.6)      25.3      (16.5)
  Increase/(decrease) in compensation and benefits                              68.9      (21.0)     (72.5)
  Decrease in federal, state and foreign income taxes payable                   (4.3)     (29.9)     (54.0)
  Gain on the sale of real estate                                              (19.5)     (68.2)     (11.7)
  Contribution of real estate                                                   19.1         --         --
  Other non-cash items                                                         203.7       62.2       73.8
                                                                             -------    -------    -------
  Net cash provided by operating  activities                                   122.1       97.7      131.4
                                                                             -------    -------    -------

Cash flows from investing activities
  Decrease/(increase) in other assets                                          (31.5)     (25.4)      16.5
  Additions to property, plant and  equipment                                 (134.3)    (191.1)    (170.5)
  Proceeds from the sale of property, plant and equipment                        7.7      150.5       36.6
  Acquisitions, net of cash acquired                                              --      (18.8)        --
                                                                             -------    -------    -------
  Net cash used by investing activities                                       (158.1)     (84.8)    (117.4)
                                                                             -------    -------    -------

Cash flows from financing activities
  Net increase/(decrease) in short-term debt (maturities 90 days or less)      138.4      131.2      (86.2)
  Short-term debt (maturities of more than 90 days)
  Proceeds                                                                      44.8       73.0       41.8
  Payments                                                                     (63.7)    (117.2)     (24.9)
  Proceeds from issuance of long-term debt                                     296.6         --      268.2
  Repayment of long-term debt                                                 (327.8)        --     (200.0)
  Cash dividends paid                                                          (27.1)     (26.5)     (26.6)
  Purchase of treasury stock                                                   (57.4)     (45.5)        --
  Proceeds from issuance of shares in connection with stock incentive plan      31.7        6.0         .3
                                                                             -------    -------    -------
  Net cash provided/(used) by financing activities                              35.5       21.0      (27.4)
                                                                             -------    -------    -------

Effect of exchange rate changes on cash                                         (4.3)       3.1         .4
                                                                             -------    -------    -------

Net increase/(decrease) in cash and cash equivalents                            (4.8)      37.0      (13.0)

Cash and cash equivalents at beginning of year                                  72.8       68.0      105.0
                                                                             -------    -------    -------

Cash and cash equivalents at end of year                                     $  68.0    $ 105.0    $  92.0
                                                                             =======    =======    =======

See accompanying notes to consolidated financial statements.


POLAROID AR99
36

                         FINANCIAL STATEMENTS: CONSOLIDATED STATEMENT OF CHANGES
                                                  IN COMMON STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------

Polaroid Corporation and Subsidiary Companies
Years ended December 31, 1997, 1998 and 1999
(In millions except number of shares)

                                                                                          Accumulated                        Total
                                                                                             other                           common
                                                                    Additional              compre-               Deferred   stock-
                                                   Common    Common   paid-in    Retained   hensive    Treasury    compen-  holders'
1997                                               shares     stock   capital    earnings   income      stock      sation    equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period                   44,819,390   $75.4    $409.4    $1,457.8     $ --    $(1,244.8)   $(39.6)   $658.2
Comprehensive income:
  Net loss                                                                         (126.7)                                   (126.7)
  Other comprehensive income:
  Foreign currency
    translation adjustments (Note 1)                                                         (39.8)                           (39.8)
                                                                                                                             ------
  Total comprehensive income/(loss)                                                                                          (166.5)
Stock options exercised - tax benefit                                     6.6                                                   6.6
Issuance of shares in connection with
  compensation and stock
  incentive plans (Note 10)                         983,510               9.2                              22.8        .3      32.3
Dividends declared - common stock                                                   (27.1)                                    (27.1)
ESOP dividend tax benefit received
  on unallocated shares                                                                .1                                        .1
Repurchase of shares                             (1,266,600)                                              (57.4)              (57.4)
Stock options - 1993 (Note 10)                                                                                         .5        .5
Loan repayments from ESOP trust                                                                                      37.7      37.7
                                                 ----------   -----    ------    --------   ------    ---------    ------    ------
Balance at end of period                         44,536,300   $75.4    $425.2    $1,304.1   $(39.8)   $(1,279.4)    $(1.1)   $484.4
                                                 ==========   =====    ======    ========   ======    =========    ======    ======

1998
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period                   44,536,300   $75.4    $425.2    $1,304.1   $(39.8)   $(1,279.4)    $(1.1)   $484.4
Comprehensive income:
  Net loss                                                                          (51.0)                                    (51.0)
  Other comprehensive income:
  Unrealized gain/(loss) on available-for-sale
    securities (net of tax of $1.0)                                                            1.4                              1.4
  Foreign currency
    translation adjustments (Note 1)                                                           5.0                              5.0
                                                                                                                             ------
  Total comprehensive income/(loss)                                                                                           (44.6)
Stock options exercised - tax benefit                                      .9                                                    .9
Issuance of shares in connection with
  compensation and stock
  incentive plans (Note 10)                         192,197              (4.1)                              9.7        .4       6.0
Dividends declared - common stock                                                   (26.4)                                    (26.4)
Repurchase of shares                             (1,213,600)                                              (45.5)              (45.5)
Common stock issued to
  ESOP fund (Notes 9 and 11)                        474,720              (8.6)                             23.7                15.1
                                                 ----------   -----    ------    --------   ------    ---------    ------    ------
Balance at end of period                         43,989,617   $75.4    $413.4    $1,226.7   $(33.4)   $(1,291.5)     $(.7)   $389.9
                                                 ==========   =====    ======    ========   ======    =========    ======    ======

1999
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period                   43,989,617   $75.4    $413.4    $1,226.7   $(33.4)   $(1,291.5)     $(.7)   $389.9
Comprehensive income:
  Net earnings                                                                        8.7                                       8.7
  Other comprehensive income:
  Unrealized gain/(loss) on available-for-sale
    securities (net of tax of $.3)                                                              .5                               .5
  Foreign currency
    translation adjustments (Note 1)                                                         (16.0)                           (16.0)
                                                                                                                             ------
  Total comprehensive income/(loss)                                                                                            (6.8)
Issuance of shares in connection with
  compensation and stock
  incentive plans (Note 10)                           6,330               (.4)                               .6        .4        .6
Dividends declared - common stock                                                   (26.6)                                    (26.6)
Common stock issued to
  ESOP fund (Notes 9 and 11)                        620,340             (17.8)                             31.2                13.4
                                                 ----------   -----    ------    --------   ------    ---------    ------    ------
Balance at end of period                         44,616,287   $75.4    $395.2    $1,208.8   $(48.9)   $(1,259.7)     $(.3)   $370.5
                                                 ==========   =====    ======    ========   ======    =========    ======    ======

See accompanying notes to consolidated financial statements.


                                                                   POLAROID AR99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

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

Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Derivatives:

The Company uses forward exchange contracts, currency exchange swaps and purchased currency options to manage its exposure to foreign exchange rate fluctuations. The Company applies hedge accounting to these instruments based on its determination that these instruments effectively reduce the Company's exposure to foreign exchange rate fluctuations. The determination of hedge effectiveness is performed at the inception of the hedge and periodically over the life of the hedge.

Forward exchange contracts are contracts to exchange the currencies of two different countries at a specified price on a specified date. Exchange gains and losses on the foreign currency component of the contract are recognized in earnings as incurred. Currency exchange swaps are contracts that consist of a simultaneous spot exchange transaction and a forward contract to exchange the currencies of two different countries at a specified price on a specified date. Similar to forward exchange contracts, exchange gains and losses on the foreign currency component of the contract are recognized in earnings as incurred. Purchased currency option contracts allow, but do not require, the Company to exchange currencies at a specified price on a specified date. The Company amortizes the premium it pays on purchased currency options over the term of the contract and defers gains until the option exercise date.

Inventories:

Inventories are valued on a first-in, first-out basis at the lower of cost or market value. Market value is determined by replacement cost or net realizable value.

Income Taxes:

The provision for income taxes includes amounts currently payable or recoverable and deferred taxes. Deferred taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is "more likely than not" that some portion or all of the deferred tax assets will not be recognized.

Provision for U.S. income taxes on the undistributed earnings of foreign subsidiaries is made only on those amounts in excess of the funds considered to be permanently reinvested.

Property, Plant and Equipment:

Property, plant and equipment are stated at cost less accumulated depreciation. In the fourth quarter of 1997, retroactive to January 1, 1997, the Company changed its method of depreciation for the cost of buildings, machinery and equipment acquired on or after January 1, 1997 from primarily an accelerated method to the straight-line method. The Company believes that the straight-line method more appropriately measures the economic benefits received from these assets and because the straight-line method is the predominant method used in the industry in which it operates, the change increases the comparability of the Company's results with those of its competitors. Property, plant and equipment acquired prior to 1997 continue to be depreciated primarily by accelerated depreciation methods over the estimated useful lives of those assets. The impact of this change was not material to either the Company's statement of earnings or balance sheet for 1997. For financial reporting, the estimated useful lives of the Company's assets are as follows: buildings, 20 - 40 years; machinery and equipment, 3 - 15 years.

Long-Lived Assets:

The Company evaluates its long-lived assets and certain identifiable intangible assets for impairment as events or changes in circumstances indicate that the carrying value of those assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets to be held and used by estimating the undiscounted future cash flows associated with the expected use and eventual disposition of those assets and compares that amount to the carrying value of those assets. When these comparisons indicate that the carrying value of those assets is greater than the respective undiscounted future cash flows, the Company recognizes an impairment loss for the amount that the carrying value exceeds the fair value. The Company evaluates the recoverability of long-lived assets to be disposed of, whether by sale or abandonment, by comparing the carrying value of those assets to their estimated fair value less costs to sell them. If the carrying value of assets to be disposed of exceeds the respective fair value less expected costs to sell, the Company recognizes an impairment loss for the amount of that excess.

Other Long-term Liabilities:

Other long-term liabilities include amounts that are not expected to be settled within the next twelve months. Those amounts include pension, postemployment benefits and other non-current liabilities.

Foreign Currency Translation:

Amounts in the financial statements related to foreign currency translation are determined using the principles of Financial Accounting Standards Board No. 52 "Foreign Currency Translation" ("FAS 52"). Effective January 1, 1997, the Company determined that the local currency is the functional currency for most of its subsidiaries outside the U.S. The Company determined that the change in method of applying FAS 52 was appropriate because of the changes in its operational and financial structure internationally coupled with increasing globalization of the Company's procurement and manufacturing activities. Assets and liabilities denominated in foreign functional currencies are translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of shareholders' equity. Revenues, costs and expenses denominated in foreign functional currencies are translated at the weighted average exchange rate for the period. The U.S. dollar will continue to be the functional currency for subsidiaries in highly inflationary economies. This change did not have a material impact on the Company's balance sheet as of January 1, 1997.


POLAROID AR99
38

--------------------------------------------------------------------------------

Patents and Trademarks:

Patents and trademarks are valued at $1.

Revenue Recognition:

Revenue is recognized on the shipment of products to customers.

Product Warranty:

Estimated product warranty costs are accrued at the time the products are sold.

Advertising Costs:

The Company expenses the cost of advertising in the year incurred in accordance with American Institute of Certified Public Accountants' Statement of Position 93-7, "Reporting on Advertising Costs."

Stock Incentive Plans:

The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and provides disclosure related to its stock-based compensation under the provisions of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123").

Earnings Per Common Share:

Basic earnings/(loss) per common share are computed by dividing net earnings/(loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share reflect the maximum dilution that would have resulted from the exercise of stock options and performance shares. Diluted earnings per common share are computed by dividing net earnings/(loss) by the weighted average number of common shares and all dilutive securities. The numerators and denominators of the basic and diluted earnings/(loss) per common share computations for the Company's reported net earnings/(loss) are as follows:

                                             Net                       Per
                                          Earnings/                   Share
(In millions, except per share amounts)    (Loss)      Shares         Amount
--------------------------------------------------------------------------------
1997
Basic loss per share                     $ (126.7)      45.1         $  (2.81)
                                         ========       ====         ========
Diluted loss per share                   $ (126.7)      45.1         $  (2.81)
                                         ========       ====         ========
1998
Basic loss per share                     $  (51.0)      44.2         $  (1.15)
                                         ========       ====         ========
Diluted loss per share                   $  (51.0)      44.2         $  (1.15)
                                         ========       ====         ========
1999
Basic earnings per share                 $    8.7       44.3         $    .20
                                         ========       ====         ========
Diluted earnings per share               $    8.7       44.3         $    .20
                                         ========       ====         ========

In 1997, 1998 and 1999, stock options for shares of common stock totaling 3.9 million, 5.8 million and 6.2 million, respectively, were outstanding but were not included in the calculations of diluted earnings/(loss) per share because the effects were anti-dilutive. In addition, the effect of .1 million, .2 million and .3 million outstanding performance shares for 1997, 1998 and 1999, respectively, were not included because performance criteria had not been met.

New Accounting Standards:

Effective January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130 "Reporting Comprehensive Income" ("FAS 130") which establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. For the Company, comprehensive income includes net earnings/(loss), unrealized gains and losses on available-for-sale securities and unrealized gains and losses from foreign currency translation. Prior period information presented for comparative purposes has been formatted to comply with the requirements of FAS 130.

Effective January 1, 1998, the Company adopted American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") which establishes guidelines to account for the costs of all computer software developed or obtained for internal use. SOP 98-1 must be applied on a prospective basis as of the adoption date. Under SOP 98-1, certain payroll and related costs for employees working on computer software for internal use must be capitalized and amortized over the expected useful life of the software. Previously, the Company had expensed these costs as incurred. At adoption, SOP 98-1 did not have a material impact on the Company's results of operations or financial position.

Effective for 1998, the Company adopted Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131") that requires companies to determine reportable segments based on available information used by the Company's chief operating decision maker to allocate resources to the segments and measure segment performance. Certain new information and quarterly disclosures are required by FAS 131. In addition, new entity-wide disclosures are required about products and services and the countries in which material assets are located and that report material revenues. Prior period information presented has been restated to comply with FAS 131.

Effective January 1, 1998, the Company adopted Financial Accounting Standard Board Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132"). The implementation of FAS 132 had no impact on the Company's financial position or results of operations.

In June 1998, the Financial Accounting Standard Board issued Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") that establishes accounting and reporting requirements for derivative instruments and for hedging activities. FAS 133 requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge of the exposures to changes in fair value of recognized assets or liabilities or unrecognized firm commitments, a hedge of the exposure to variable cash flows of a forecasted transaction, or a hedge of the foreign currency exposure of a net investment in a foreign operation, unrecognized firm commitments, an available-for-sale security or a foreign-currency denominated forecasted transaction. The accounting for changes in fair value under FAS 133 depends on the intended use of the derivative and the resulting designation. In June 1999, the FASB decided that the effective date for adopting the requirements of FAS 133 should be delayed to fiscal years beginning after June 15, 2000. This delay, published as Financial Accounting Standards Board Statement No. 137, applies to quarterly and annual financial statements. The Company is currently evaluating the effect FAS 133 will have on the results of its operations and its financial position.

Reclassification:

Certain prior year information has been reclassified to conform with current year presentation of data.


                                                                   POLAROID AR99

--------------------------------------------------------------------------------

2. SUPPLEMENTAL INFORMATION

Research, Engineering and Development Costs:

(In millions)                                         1997       1998       1999
--------------------------------------------------------------------------------
Research, engineering and
  development costs                                 $116.1     $120.0     $ 85.5

Advertising  Costs:

(In millions)                                         1997       1998       1999
--------------------------------------------------------------------------------
Advertising costs                                   $127.9     $113.0     $139.5

At December 31, 1998 and 1999, the amount of advertising costs reported as prepaid expenses on the consolidated balance sheet were $2.0 and $1.4 million, respectively.

Interest Capitalization:

The Company has capitalized interest costs relating to certain qualifying assets. In 1997, 1998 and 1999, the amounts of interest costs capitalized were $2.6 million, $2.2 million and $3.0 million, respectively.

Cash Flow Information:

Cash payments for interest and income taxes were:

(In millions)                                       1997        1998        1999
--------------------------------------------------------------------------------
Interest                                           $46.7       $56.5       $74.9
Income taxes                                        22.2        12.9        11.9

In 1997, non-cash items of $203.7 million included $177.8 million of fixed asset and inventory write-downs and $7.5 million of pension curtailment costs, all of which were related to the Company's plan to streamline worldwide operations as announced in December 1997. Also in 1997, the Company recorded a non-cash item of $19.7 million primarily for inventory write-offs for products that were not included in the restructuring.

In 1998, the Company recorded non-cash items of $62.2 million which consisted primarily of $46.9 million for write-off of assets not related to restructuring and $15.1 million for the issuance of shares relating to the Retirement Savings Plan.

In 1999, the Company recorded non-cash items of $73.8 million which consisted primarily of $44.0 million of charges related to non-core businesses being rationalized or exited, $35.0 million to write-off the carrying value of its investment in Sterling Dry Imaging Systems, Inc. and $13.4 million for the issuance of shares relating to the Retirement Savings Plan. Non-cash items also included a settlement gain of $24.5 million related to Company's pension plan.

Acquisitions:

In 1998, the Company acquired two companies in the digital imaging industry, NBS Imaging Systems, Inc. and Appraisers Choice, Inc., for a total purchase price of $18.8 million.

Restructuring and Other Charges:

In 1997, the Company recorded restructuring and other charges of $340.0 million which consisted of severance costs, impairment losses on certain long-lived assets, other asset write-downs and exit costs associated with certain businesses. Of this amount, approximately $17.0 million represented inventory write-downs which were included in cost of goods sold. In 1998, the Company recorded a $50.0 million restructuring charge related to an expansion of the severance component of the 1997 program. These charges (the "1997 Program") were allocated to the non-segment Corporate category and were undertaken as the result of management's assessment of the Company's infrastructure, to strengthen its competitive cost position, to streamline operations and to improve profitability by consolidating and selling manufacturing facilities and reducing corporate overhead. The strategic objective of the 1997 Program was to reduce the cost of developing, manufacturing, selling and distributing the Company's products; to change and improve business processes; to deliver new products more efficiently; to improve financial performance; and to fundamentally alter how the Company conducts business globally.

Approximately $150.0 million of the charges recorded in 1997 for the 1997 Program related to an involuntary severance program under which approximately 1,800 employees (consisting of sales and marketing employees in the regional segments: Americas - 16%; Europe - 24%; Asia Pacific - 9%; primarily manufacturing employees in Global Operations - 36%; research and engineering employees in Research and Development - 5%; and administrative employees in the non-segment Corporate category - 10%) were expected to leave the Company. The 1998 extension to this involuntary severance program added approximately 1,000 additional employees (consisting of sales and marketing employees in the regional segments: Americas - 7%; Europe - 14%; Asia Pacific - 3%; primarily manufacturing employees in Global Operations - 65%; research and engineering employees in Research and Development - 10%; and administrative employees in the non-segment Corporate category - 1%). At December 31, 1997, no terminations or severance payments had occurred under the 1997 Program. Approximately 1,360 and 2,580 of the 2,800 expected terminations had occurred at December 31, 1998 and 1999, respectively, with the remaining terminations expected to occur by mid-2000. Approximately $69.2 million and $138.1 million of cash payments related to the severance component of the 1997 Program had been made at December 31, 1998 and 1999, respectively. The Company expects the remaining severance payments to be substantially completed by the end of 2000. Of the total amount provided for severance, approximately $10.1 million related to pension curtailment costs and $4.7 million related to pension enhancement costs incurred primarily for certain non-U.S. employees expected to be terminated under this program.

In the Americas, European and Asia Pacific segments, the major impact of the 1997 Program consists of reducing the number of employees associated with sales and marketing activities. The impact of the 1997 Program in the European segment also consists of consolidating back office activities in a centralized location.

The impact of the 1997 Program in Global Operations consists of reducing the number of direct and indirect employees located at manufacturing facilities in both the United States and Europe that are associated with the manufacture of instant film and, to a lesser degree, instant hardware, along with employees required to procure goods and services and distribute finished products. The 1997 Program in Global Operations also included employees at the Company's chemical manufacturing facility in Freetown, Massachusetts that the Company sold in February 1998.

The impact of the 1997 Program in the Research and Development segment consists of reducing the number of employees associated with research, engineering and development activities in the United States and to focus the Company's research and development activities on its core imaging business.

The 1997 Program affects the non-segment Corporate category by reducing the number of employees in the United States that support functions such as central marketing, finance, legal, information management, administration, human resources and facilities support.


POLAROID AR99
40

--------------------------------------------------------------------------------

In addition to severance, the asset impairment portion of the 1997 Program amounted to approximately $163.0 million. Of the $163.0 million, approximately $106.0 million was related to the write-down of the Company's underutilized New Bedford coating facility to an independently determined fair value of approximately $18.0 million. The New Bedford coating facility was designed and specially built to manufacture large volumes of high quality media for the Company's graphics and medical diagnostic imaging businesses. However, growth of these businesses did not materialize as planned and as a result, the Company continues to pursue several strategic options for the future use of this facility, including outright sale. Approximately $22.0 million of the asset impairment related to the write-off of battery assembly equipment that was not required to support anticipated production requirements. This equipment was initially constructed in anticipation of significant growth in instant film sales in the emerging markets of Russia and Asia. During 1997, it became clear that the volume assumptions were no longer valid based on weakness in demand and an unfavorable outlook in those emerging markets. In 1997, the Company abandoned this special-purpose equipment in place because it believed that it had no future use or salvage value and a sale to a third party was not likely.

The $163.0 million also included a loss of approximately $22.0 million on the sale of the Company's underutilized chemical manufacturing facility in Freetown, Massachusetts. The Freetown facility was used to manufacture certain chemical components of the Company's instant film. Because of competitive changes in the specialty chemical industry and the fact that the Company's expectation of future sales of instant film in certain emerging markets did not materialize, the Company sought the outright sale of the Freetown facility. The write-down of the Freetown facility was based on the terms of a purchase and sale agreement and the terms of a long-term supply agreement under which the Company agreed to purchase certain chemicals used to manufacture its instant film. The Company entered both the purchase and sale agreement and the long-term supply agreement in the fourth quarter of 1997. The sale of the Freetown facility was completed in the first quarter of 1998. Additionally, the asset impairment portion of the 1997 Program included approximately $13.0 million related to other fixed assets which were individually not material. The write-down of these fixed assets occurred because the assets were no longer required in the Company's U.S. manufacturing operations due primarily to the consolidation of certain manufacturing operations. The assets related to the asset impairment portion of the 1997 Program were primarily located in Global Operations. The Company also recorded approximately $4.0 million for exit costs and, to a lesser degree, severance liabilities related to the sale of the Freetown facility.

In addition to the severance and asset write-downs, the balance of the 1997 Program consisted of approximately $17.0 million of inventory write-downs and approximately $6.0 million of exit costs. The inventory write-downs consisted of reserves for chemical inventories made obsolete by the sale of the Freetown facility, lower of cost or market provisions on inventories of a first generation digital camera, and to lesser degree, inventory reserves related to the Company's decision to exit a portion of its holography business. The exit costs related primarily to lease and contract terminations and other costs directly related to restructuring.

The reserves established for the 1997 Program and related cash and non-cash charges are as follows:

                                               Pension
                                             Enhancement
                                                 and          Asset           Exit
(In millions)                 Severance     Curtailments   Impairments        Costs          Total
--------------------------------------------------------------------------------------------------
Balance at January 1, 1997      $   --         $   --         $   --         $   --         $   --
Restructuring and other          144.0            7.5          162.5            9.5          323.5
Reclassification of
  pension enhancements            (1.6)           1.6             --             --             --
Non-cash charges                    --           (9.1)        (162.5)            --         (171.6)
                                ------         ------         ------         ------         ------
Balance at
  December 31, 1997              142.4             --             --            9.5          151.9
Restructuring and other           47.4            2.6             --             --           50.0
Reclassification of
  pension enhancements            (2.4)           2.4             --             --             --
Cash charges                     (69.2)            --             --           (7.1)         (76.3)
Non-cash charges                    --           (5.0)            --             --           (5.0)
                                ------         ------         ------         ------         ------
Balance at
  December 31, 1998              118.2             --             --            2.4          120.6
Reclassification of
  pension enhancements             (.7)            .7             --             --             --
Cash charges                     (68.9)            --             --            (.2)         (69.1)
Non-cash charges                    --            (.7)            --             --            (.7)
                                ------         ------         ------         ------         ------
Balance at
  December 31, 1999             $ 48.6         $   --         $   --         $  2.2         $ 50.8
                                ======         ======         ======         ======         ======

Medical Imaging:

In the fourth quarter of 1996, the Company sold its Helios medical diagnostic imaging equipment line to Sterling Dry Imaging Systems, Inc. ("SDIS"), a subsidiary of SDI Holding Corporation ("SDHI"), and acquired a minority interest in the buyer (i.e., SDIS) and its parent company (i.e., SDHI).

The Company's interest as of December 31, 1998 consisted of: (1) 14% of the common stock of SDHI with a carrying value of approximately $14.0 million; (2) preferred stock of SDIS with a carrying value of approximately $35.0 million; and (3) 111 shares of SDIS common stock valued at $.01 per share. These investments were made in cash and were carried at cost. The carrying value of these investments was initially supported by an independent third-party business valuation and was subsequently confirmed periodically by comparing SDHI's actual operating results, including SDIS, with SDHI's original and revised business plans.

In January 1999, Agfa-Gevaert N.V. ("AGFA") agreed to acquire SDHI, excluding SDIS which, under the acquisition agreement, would not be acquired by AGFA and which would be spun off to a liquidating trust, the proceeds of which would be distributed to the shareholders of SDHI. In the first quarter of 1999, the Company recorded a non-cash charge of $35.0 million in other income and expense to write-off the carrying value of its preferred stock investment in SDIS because it was probable based on available information that SDIS was not viable as a stand-alone business and that the proceeds from the liquidation were not sufficient to redeem the preferred stock. During the second quarter of 1999, AGFA completed its acquisition of SDHI and the Company received cash proceeds of approximately $16.0 million in return for its investment in SDHI. The net gain of approximately $2.0 million on the transaction was recorded in other income and expense.

In a related transaction, during the second quarter of 1999 the Company acquired certain assets of SDIS consisting of machinery


                                                                   POLAROID AR99

--------------------------------------------------------------------------------

and equipment and intellectual property in return for the Company's preferred and common stock in SDIS, forgiveness of approximately $2.0 million of amounts owed the Company by SDIS and the Company's rights under certain supply and technology agreements with SDIS. The machinery and equipment and intellectual property acquired from SDIS were deemed to have no value by the Company. The Company recognized the cost of forgiveness of approximately $2.0 million in other income and expense.

Graphic Arts:

In October 1999, the Company contributed the net assets of its graphics arts business to a joint venture. Under the terms of the agreement, the Company will not be required to provide any future funding to the joint venture. In consideration for its contribution, the Company received a redeemable preferred equity interest and a less than 20% common equity interest in the joint venture. In connection with this transaction the Company recorded charges of $15.7 million to increase reserves primarily for trade accounts receivables and inventories; $4.4 million for liabilities related to the disposition of this business and $3.0 million for severance costs related to approximately 30 employees who were terminated as a result of the agreement. The majority of these liabilities are expected to be paid by the end of 2000. In addition, the Company recorded an impairment loss of approximately $16.9 million based on its evaluation of the estimated fair value of its investment in the new joint venture. Of the $40.0 million charge, approximately $25.4 million was reported in cost of goods sold and approximately $14.6 million was reported in marketing and administrative expenses. On a segment basis, the Company allocated $5.2 million to the Americas Region; $2.5 million to the European Region; $11.1 million to Global Operations and $21.2 million to the non-segment Corporate category.

3. FINANCIAL INSTRUMENTS

Foreign Exchange Risk Management:

The Company generates a substantial portion of its revenues in international markets, which subjects its operations to the exposure of currency exchange fluctuations. The impact of currency exchange rate movement can be positive or negative in any given period. The Company's ability to counteract currency exchange rate movement is primarily dependent on pricing in local markets and, to a lesser degree, in the short-term, on hedging through nonfunctional currency denominated borrowings, forward exchange contracts and the purchase of currency options.

To minimize the impact of currency fluctuations on net monetary assets denominated in currencies other than the relevant functional currency ("nonfunctional currencies"), the Company engages in nonfunctional currency denominated borrowings (see Note 6). The Company determines the aggregate amount of such borrowings based on forecasts of each entity's nonfunctional currency denominated net monetary asset position and the relative strength of the functional currencies compared with the nonfunctional currencies. These borrowings create nonfunctional currency denominated liabilities that hedge the Company's nonfunctional currency denominated net monetary assets. Upon receipt of the borrowed nonfunctional currency denominated funds, the Company converts those funds to the functional currency at the spot exchange rate. Exchange gains and losses on the nonfunctional currency denominated borrowings are recognized in earnings as incurred. At December 31, 1998 and 1999, the amount of the Company's outstanding short-term debt incurred for hedging purposes was $106.6 million and $24.4 million, respectively.

Periodically, the Company has used over-the-counter currency exchange swaps to reduce the interest expense incurred through the borrowings described above and to replace the hedge created by those borrowings. When a currency exchange swap was used to replace a hedge, the currency received by the Company in the spot market component of the currency exchange swap was used to close out the borrowings, and, simultaneously, the hedge was reinstituted through a forward contract with a term not exceeding six months. The Company did not enter into currency exchange swaps for trading purposes. At December 31, 1998, the aggregate notional value of the Company's outstanding foreign exchange swap contracts was $49.8 million. There were no forward exchange swap contracts outstanding at December 31, 1999.

Alternatively, the Company may use forward exchange contracts to minimize the impact of currency fluctuations on its net monetary assets denominated in nonfunctional currencies. The term of these contracts typically does not exceed six months. The Company does not enter into forward exchange contracts for trading purposes. There were no forward exchange contracts outstanding at December 31, 1998. At December 31, 1999, the aggregate notional value of the Company's outstanding forward exchange contracts was $101.6 million.

The Company has limited flexibility to increase prices in local currency to offset the adverse impact of foreign exchange. As a result, the Company primarily purchases U.S. dollar call/foreign currency put options which allows it to protect a portion of its expected foreign currency denominated revenues from adverse currency exchange movement. The term of purchased options typically does not exceed 18 months and all of the option contracts outstanding at December 31, 1999 expire in 2000. The Company does not write options or purchase call options for trading purposes. The notional value of the Company's outstanding option contracts, which was primarily denominated in Japanese yen and euros, was $240 million at December 31, 1998 and $131 million at December 31, 1999.

Fair Value:

The carrying amounts of cash, cash equivalents, trade accounts receivable, short-term debt and trade accounts payable approximate fair value because of the short maturity of these financial instruments. Other assets include investments in non-marketable private companies, publicly traded companies and certain equity investments held in a trust. Investments in private companies are carried at the lower of cost or net realizable value. The estimated aggregate fair market value of these investments approximated the carrying amount as of December 31, 1998 and 1999. Investments in publicly traded companies and equity investments held in the trust are reported at fair value with related unrealized gains and losses reported net of tax in accumulated other comprehensive income, a component of stockholders' equity. The investments reported at fair value and the related unrealized and realized gains and losses were not material to the Company's financial position or the results of its operations for the years ended December 31, 1998 and 1999.

The estimated fair value of the Company's forward exchange contracts, currency exchange swaps and currency options generally reflect the estimated amounts the Company would receive or pay to terminate the contracts at the reporting dates, thereby taking into account the current unrealized gains or losses on open contracts. At December 31, 1998 and 1999, the net carrying value and fair value of these derivative financial instruments were not material to the financial position of the Company.

As of December 31, 1998, the carrying amount and fair value of the Company's long-term debt was $497.4 million and $477.5 million, respectively. As of December 31, 1999, the carrying amount and fair value of the Company's long-term debt was $573.0 million and $532.9 million, respectively.


POLAROID AR99
42

--------------------------------------------------------------------------------

Dealer quotes are available for the Company's forward exchange contracts, call options and foreign exchange swaps. The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

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

The Company would be exposed to credit risk if a counterparty to a forward exchange contract, the forward component of a currency exchange swap contract or a currency option were to fail to meet its contractual obligation, in which case the Company would be required to replace the contract at the market rate. The Company believes that the risk of financial loss due to the inability of counterparties to meet their obligation is remote and that any such loss would not be material to the results of operations of the Company. The Company minimizes its risk exposure from forward exchange contracts, currency exchange swaps and purchased currency options by limiting counterparties to carefully selected major financial institutions.

The Company markets a substantial portion of its products to customers in the retail industry, a market in which a number of companies are highly leveraged. The Company continually evaluates the credit risk of these customers and believes that its allowances for doubtful accounts relative to its trade accounts receivable are adequate.

4. INCOME TAXES

An analysis of income tax expense/(benefit) follows:

(In millions)
1997                                         Current      Deferred       Total
--------------------------------------------------------------------------------
Federal                                      $   6.8      $ (72.0)      $ (65.2)
State                                             .3         (3.2)         (2.9)
Foreign                                           --          2.9           2.9
                                             -------      -------       -------
  Total                                      $   7.1      $ (72.3)      $ (65.2)
                                             =======      =======       =======
1998
--------------------------------------------------------------------------------
Federal                                      $    .9      $   (.3)      $    .6
State                                             .5           --            .5
Foreign                                         16.6         (5.6)         11.0
                                             -------      -------       -------
  Total                                      $  18.0      $  (5.9)      $  12.1
                                             =======      =======       =======
1999
--------------------------------------------------------------------------------
Federal                                      $   1.1      $ (17.2)      $ (16.1)
State                                             .5          2.3           2.8
Foreign                                          5.6         12.4          18.0
                                             -------      -------       -------
  Total                                      $   7.2      $  (2.5)      $   4.7
                                             =======      =======       =======

Prepaid income taxes and deferred income taxes result from future tax benefits and expenses related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. These differences predominately relate to U.S. operations. Carryforwards and tax overpayments are also included in prepaid income taxes. The net of deferred income tax assets and deferred income tax liabilities reflected on the consolidated balance sheet was a net asset of $330.0 million and $330.4 million as of December 31, 1998 and 1999, respectively. Significant components of those amounts shown on the balance sheet as of December 31 were as follows:

(In millions)                                                    1998      1999
--------------------------------------------------------------------------------
Deferred tax assets:
  Property, plant and equipment and trademarks                 $ (2.8)   $(22.8)
  Inventory                                                      34.8      35.2
  Compensation and benefits                                      85.6      41.6
  Postretirement and postemployment benefits                    113.4     110.6
  Loss and credit carryforwards                                 139.0     202.6
  All  other                                                      3.3       4.8
                                                               ------    ------
                                                                373.3     372.0
  Valuation allowance                                           (30.3)    (30.3)
                                                               ------    ------
Total deferred tax assets                                       343.0     341.7

Deferred tax liabilities:
  Property, plant and equipment and trademarks                    7.2       6.6
  Inventory                                                       3.5       4.9
  Compensation and benefits                                       2.7       1.5
  All other                                                       (.4)     (1.7)
                                                               ------    ------
Total deferred tax liability                                     13.0      11.3
                                                               ------    ------

  Net deferred tax asset                                       $330.0    $330.4
                                                               ======    ======

Valuation allowances of $30.3 million were established at both December 31, 1998 and 1999 for the prepaid taxes primarily associated with foreign tax credits. Foreign tax credits may be used to offset the U.S. income taxes due on income earned from foreign sources. However, the credit is limited by the total income included on the U.S. income tax return as well as the ratio of foreign source income to total income. Excess foreign tax credits may be carried back two years and forward five years. As of December 31, 1999 and 1998, the Company did not believe it was more likely than not that it would generate a sufficient level and proper mix of taxable income within the appropriate period to utilize all the foreign tax credits.

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

Management considered that as of December 31, 1999, the Company has a net operating loss carryforward of $413.7 million, of which $.1 million expires in 2010; $50.0 million expires in 2011; $66.2 million expires in 2012; $134.1 million expires in 2018 and $163.3 million expires in 2019. The Company also has a foreign tax credit carryforward of $28.4 million (against which, there is a full valuation allowance) and an alternative minimum tax credit carryforward of $7.1 million as of December 31, 1999. Approximately $17.0 million of the foreign tax credit expires in 2000; $3.1 million expires in 2001; $4.4


                                                                   POLAROID AR99

--------------------------------------------------------------------------------

million expires in 2002; and $3.9 million expires in 2003. The alternative minimum tax credit does not expire. Management does believe it will earn sufficient U.S. income to utilize the net operating losses within the carryforward period. Nevertheless, there can be no assurance that the Company will generate any specific level of continuing earnings or where these earnings will be generated.

For alternative minimum tax purposes, the Company had an alternative minimum tax net operating loss carryforward of $296.4 million at the end of 1999, of which $24.2 million will expire in 2011; $39.6 will expire in 2012; $92.0 million will expire in 2018; and $140.6 million will expire in 2019. In addition, the Company had an alternative minimum tax foreign tax credit carryforward at the end of 1999 of $29.4 million. Approximately $18.3 million expires in 2000; $3.1 million expires in 2001; $4.4 million expires in 2002; and $3.6 million expires in 2003.

An analysis of earnings/(loss) before income tax expense/(benefit) follows:

(In millions)                                 1997          1998          1999
--------------------------------------------------------------------------------
Domestic                                    $(189.9)      $ (33.6)      $ (52.8)
Foreign                                        (2.0)         (5.3)         66.2
                                            -------       -------       -------
  Total                                     $(191.9)      $ (38.9)      $  13.4
                                            =======       =======       =======

A reconciliation of differences between income tax expense/(benefit) computed at the statutory U.S. federal income tax rate (35% for all years presented) and the Company's reported income tax expense/(benefit) follows:

(In millions)                                         1997      1998      1999
--------------------------------------------------------------------------------
Income tax expense/(benefit) at
  U.S. statutory rate                                $(67.2)   $(13.6)   $  4.7
State taxes                                            (3.2)      1.5       2.6
Benefit plan deductions                                (1.0)       .1      (2.8)
Loss carryforwards                                     (1.5)     (4.0)       --
Nondeductible expenses/
  nontaxable income                                    (3.9)      1.0        .9
Valuation allowance change                              5.9       2.9        --
Tax effect resulting from foreign activities            2.8      23.6       (.9)
Other                                                   2.9        .6        .2
                                                     ------    ------    ------
Reported income tax expense/(benefit)                $(65.2)   $ 12.1    $  4.7
                                                     ======    ======    ======

Undistributed earnings of foreign subsidiaries held for reinvestment in overseas operations amounted to $437.5 million at December 31, 1999. Additional U.S. income taxes may be due upon remittance of those earnings (net of foreign tax reductions because of the distribution), but it is impractical to determine the amount of any such additional taxes. If all those earnings were distributed as dividends, foreign withholding taxes of approximately $23.2 million would be payable.

5. INVENTORIES

The classification of inventories at December 31 follows:

(In millions)                                                 1998         1999
--------------------------------------------------------------------------------
Raw materials                                                $ 83.5       $ 84.3
Work-in-process                                               190.5        135.8
Finished  goods                                               259.3        175.5
                                                             ------       ------
  Total                                                      $533.3       $395.6
                                                             ======       ======

6. SHORT-TERM DEBT

At December 31, 1999, the Company had $259.4 million outstanding in short-term debt. The amounts outstanding were comprised of $235.0 million under the Amended Credit Agreement (defined below), $8.4 million under the U.K. Credit Agreement (defined below) and $16.0 million under short-term lines of credit. At December 31, 1998, the Company had $331.7 million outstanding in short-term debt. The amounts outstanding were comprised of $220.0 million under the Amended Credit Agreement and $111.7 million under short-term lines of credit.

In December 1998, the Company amended its existing $350 million Credit Agreement to provide loans of up to $350 million on a revolving basis through December 31, 2001. The amendment provided the lenders the right to incorporate covenants given to the holders of notes or other securities of the Company which, in the lenders judgment are more restrictive. The lenders exercised their right to incorporate certain covenants of the 2006 Notes in Amendment No. 1., dated March 31, 1999, to the Amended Credit Agreement (hereinafter referred to as the "Amended Credit Agreement").

Funds borrowed under the Amended Credit Agreement bear interest, at the Company's option, at either the prime rate of Morgan Guaranty Trust Company ("Prime") plus a margin or LIBOR on euro-dollar loans plus a margin. The margins range from 0.085% to 2.0% for Prime-based loans and from 0.275% to 3.0% for euro-dollar loans based on the Company's credit rating. In addition, the Company pays the lenders a commitment fee on unused commitments ranging from 0% to 0.025% on an annual basis depending on the Company's credit rating, and a fee to the administrative agent. The weighted average interest rate on amounts outstanding under the Amended Credit Agreement was 6.9% and 7.6% at December 31, 1998 and 1999, respectively.

In connection with the Amended Credit Agreement, the Company entered into a collateral agreement and certain related documents that granted the lenders a first security interest in certain of the Company's domestic inventories and trade accounts receivable. Under the collateral agreement, the security will be released if the Company's credit rating is BBB- or higher by Standard and Poor's ("S&P") and Baa3 or higher by Moody's Investor's Services, Inc. ("Moody's").

On August 3, 1999, the Company's wholly-owned subsidiary, Polaroid (U.K.) Limited ("Polaroid U.K."), as borrower, and the Company, as guarantor, entered into a new loan agreement with Deutsche Bank A.G. and ABN AMRO Bank NV for a maximum commitment of 72.5 million euros (approximately $73.0 million at December 31, 1999) (the "U.K. Credit Agreement") which refinanced most of the Company's existing foreign short-term lines of credit with these banks. Borrowings under this facility bear a margin approximately 25 basis points higher than that paid under the Amended Credit Agreement. The facility is scheduled to mature on December 31, 2001. Several of the Company's foreign subsidiaries granted the lenders under this facility a security interest in certain foreign inventories and receivables. The weighted average interest rate on amounts outstanding under the U.K. Credit Agreement was 7.5% at December 31, 1999.

The Amended Credit Agreement and the U.K. Credit Agreement require the Company to maintain financial ratios related to the maximum level of debt to earnings before interest, taxes, depreciation and amortization and minimum interest coverage. In addition to financial ratios, the Amended Credit Agreement and the U.K. Credit Agreement restrict, among other things, the Company's ability to do the following: make certain capital expenditures; make certain payments; incur debt in addition to the 2006 Notes (see Note 8); incur certain liens; make certain investments; enter into certain sale leaseback transactions; merge, consolidate, sell or transfer all or substantially all of the Company's assets subject to certain financial conditions and to enter into certain transactions with affiliates.


POLAROID AR99
44

--------------------------------------------------------------------------------

The Amended Credit Agreement and the U.K. Credit Agreement also restrict the Company's ability to pay dividends and repurchase stock. The agreements limit the payment of dividends and repurchase of Company stock to $3.75 million per quarter in excess of the value of the shares of the Company's stock issued to the Retirement Savings Plan and proceeds from the exercise of stock options on a cumulative basis. Because the Company issues shares of its common stock to all qualified United States employees as part of their compensation, this amount is expected to total approximately $13 million in 2000. As a result, the Company believes it is likely to be able to continue the current dividend payment of $.60 per share per annum.

In addition to the Amended Credit Agreement and the U.K. Credit Agreement, the Company had several short-term lines of credit with a number of commercial banks outside of the United States that totaled $23.0 million in maximum commitments with a weighted average interest rate of 3.2% on amounts outstanding at December 31, 1999. At December 31, 1998, the Company had short-term lines of credit totaling $25.0 million to support U.S. operations and $204.1 million to support international operations. The weighted average interest rate on amounts outstanding under short-term lines of credit at December 31, 1998 was 4.0%.

Interest expense on U.S. short-term borrowings was $8.9 million and $17.5 million in 1998 and 1999, respectively. The weighted average interest rates on these borrowings were 6.6% and 7.6% in 1998 and 1999, respectively. Interest expense on foreign short-term borrowings was $8.4 million in 1998 and $3.9 million in 1999. The weighted average interest rates on these borrowings ranged between 4.6% and 5.2% in 1998 and 3.2% and 3.7% in 1999.

7. PAYABLES AND ACCRUALS

The following items are included in payables and accruals at December 31:

(In millions)                                                    1998      1999
--------------------------------------------------------------------------------
Trade accounts payable                                          $184.8    $180.0
Reserve for marketing programs                                    36.6      31.0
Other accrued expenses and current liabilities                   137.0     127.0
                                                                ------    ------
  Total                                                         $358.4    $338.0
                                                                ======    ======

8. LONG-TERM DEBT

Long-term debt outstanding as of December 31 was as follows:

(In millions)                                                    1998      1999
--------------------------------------------------------------------------------
6-3/4% Notes                                                    $149.0    $149.3
7-1/4% Notes                                                     148.4     148.7
8% Notes                                                         200.0        --
11-1/2% Notes                                                       --     275.0
                                                                ------    ------
  Total                                                         $497.4    $573.0
                                                                ======    ======

On January 14, 1997, the Company issued $300.0 million in debt securities consisting of $150 million 7 1/4% Notes due January 15, 2007 (the "2007
Notes") and $150 million 6 3/4% Notes due January 15, 2002 (the "2002 Notes") to refinance existing debt. The 2007 Notes were placed with a discount, at a price of 99.43% of par with a yield of 7.33%. The 2002 Notes were placed with a discount, at a price of 99.53% of par with a yield of 6.86%. The net proceeds from the sale of the Notes were used primarily for the payment of $150.0 million principal amount of the Company's 7 1/4% Notes due January 15, 1997 and to exercise the Company's right to repurchase the remaining principal amount of its $139.5 million 8% Subordinated Convertible Debentures due 2001. The balance of the net proceeds were used for general corporate purposes.

In February 1999, the Company issued $275 million of 11 1/2% Notes due
February 15, 2006 (the "2006 Notes"). The 2006 Notes were placed at par value. The net proceeds of $268 million from the sale of the 2006 Notes were used primarily for the payment of $200 million aggregate principal amount of the Company's 8% Notes which were due on March 15, 1999 and for general corporate purposes, including reducing amounts outstanding under the Amended Credit Agreement and short-term lines of credit. Because the Company intended to refinance the 8% Notes, the principal amount of these notes were classified as a long-term note payable on December 31, 1998. The indenture, pursuant to which the 2006 Notes were issued, contains certain covenants that restrict, among other things: the Company and its subsidiaries from making certain restricted payments, including dividends on and the purchase of the Company's common stock and certain other payments; incurring additional debt and issuing preferred stock; incurring certain liens; entering into sale leaseback transactions; entering into certain transactions with affiliates and entering into certain mergers and consolidations or selling all or substantially all of the properties or assets of the Company.

The $200 million 8% Notes due March 15, 1999 (the "8% Notes") were issued with a discount and were not redeemable prior to maturity.

In February 2000, the Company filed a shelf registration statement with the Securities and Exchange Commission to issue securities of up to $275.0 million. When combined with $225.0 million of securities that remain unissued under an existing shelf registration statement, the Company can issue up to an additional $500.0 million of debt securities, preferred stock, depository shares, common stock, preferred stock rights, stock purchase contracts, stock purchase units, warrants and warrant units.

The aggregate scheduled repayments on long-term debt outstanding at December 31, 1999 were $150.0 million in 2002 and $425.0 million in 2005 and thereafter.

9. COMMON STOCKHOLDERS' EQUITY

On October 21, 1997, the Company's Board of Directors authorized the repurchase of up to 5 million shares of the Company's common stock over three years. In 1997 and 1998, the Company repurchased 1.3 million and 1.2 million shares of its common stock for $57.4 million and $45.5 million, respectively. The Company did not repurchase any shares in 1999. As of December 31, 1999, approximately 2.8 million shares remain to be purchased under the current program. Given the restricted payment covenants included in the Amended Credit Agreement, the U.K. Credit Agreement and in the 2006 Notes, it is unlikely that the Company will complete this repurchase plan in the three year time frame.

In 1998 and 1999, the Company contributed .5 and .6 million shares, respectively, of its common stock valued at $15.1 million and $13.4 million, respectively, to the Company's Retirement Savings Plan (see Note 11). Shares held by the Company's Retirement Savings Plan on December 31, 1998 and 1999 were
7.3 million and 7.4 million, respectively, all of which were allocated to participants.

10. INCENTIVE COMPENSATION AND STOCK INCENTIVE PLANS

The Company maintains annual incentive plans covering substantially all domestic employees and employees of manufacturing subsidiaries in the United Kingdom and the Netherlands. Amounts charged to operations for these annual cash incentive plans were $1.0 million in 1997, $4.1 million in 1998 and $15.2 million in 1999.


                                                                   POLAROID AR99

--------------------------------------------------------------------------------

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

In May 1993, the Company adopted the 1993 Polaroid Stock Incentive Plan (the "1993 Plan") under which officers and other key employees may be granted awards in the form of stock options (either non-qualified or incentive), stock appreciation rights, restricted stock, and any other form determined by the Board of Directors to be consistent with the 1993 Plan, as incentives to increase revenues and profits. A total of 3,000,000 shares of the Company's common stock was authorized for use under the 1993 Plan plus any unused shares from the 1990 Plan. In March 1997, the Company amended the 1993 Plan and authorized an additional 3,500,000 shares to be used under the plan. As a result, a maximum of 6,500,000 shares of the Company's common stock has been authorized for use under the 1993 Plan, plus any shares that become available under the 1990 Plan. The number of common shares reserved for granting of future awards for officers and key employees was 3,224,105, 1,119,699 and 517,108 at December 31, 1997, 1998 and 1999, respectively.

Prior to 1999, the options typically vested proportionately over approximately four years and could be exercised for approximately ten years from the date of grant, if the holder remained in the employ of the Company. In 1999, the Company changed the vesting period to three years for grants after August 1998 and the exercise period to seven years if the holder remained in the employ of the Company for grants after August 1999. In general, if the option holder's employment terminates for reasons other than a change of control or death no further vesting can occur.

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

In 1990, the Company adopted the Polaroid Board of Directors' Stock Option Plan (the "Directors' Plan"), granting each non-employee director an option to purchase 3,000 shares of the Company's common stock. For a new non-employee director, the date of the grant is the date the director joins the Board.

In May 1997, the Company, with shareholder approval, amended the Directors' Plan to allow for awards of stock options, stock appreciation rights, restricted stock and any other form of award. Under this plan, the number of shares that may be awarded may not exceed 300,000 plus the number of shares available for grant remaining from the Directors' Plan. Current non-employee directors are also granted stock options annually valued at $35,000 (see Note 11).

Under the Directors' Plan, option awards are exercisable for a ten year period from the date of grant if the director remains on the Board. Any vesting ceases when an individual terminates as a director, and a former director must exercise his or her vested options within one year from the date of termination or ten years from the date of grant, whichever is earlier. Up to 400,000 shares of the Company's authorized common stock may be issued under the Directors' Plan. As of December 31, 1999, a cumulative total of 140,500 options have been granted at prices ranging from $21.06 to $52.00 under the Directors' Plan.

A summary of the Company's fixed stock option awards as of December 31, 1997, 1998 and 1999 and changes during the years ending on those dates is presented below:

                                       Number of Options      Weighted-Average
                                         (In thousands)        Exercise Price
--------------------------------------------------------------------------------
Outstanding at January 1, 1997                4,125                $34.85
Granted                                         812                $43.17
Exercised                                      (981)               $32.33
Forfeited                                       (44)               $39.01
                                             ------
Outstanding at December 31, 1997              3,912                $37.16
Granted                                       2,159                $32.92
Exercised                                      (190)               $30.52
Forfeited                                      (114)               $39.38
                                             ------
Outstanding at December 31, 1998              5,767                $35.74
Granted                                       1,429                $25.63
Exercised                                        (9)               $24.80
Forfeited                                      (935)               $34.54
                                             ------
Outstanding at December 31, 1999              6,252                $33.63
                                             ======

Options exercisable at December 31:

                                       Number of Options      Weighted-Average
                                         (In thousands)        Exercise Price
--------------------------------------------------------------------------------
1997                                          2,247                $33.96
1998                                          2,760                $35.87
1999                                          3,515                $36.36

Weighted-average fair value of options granted during the year:

1997                                                               $13.19
1998                                                               $ 9.14
1999                                                               $ 8.58

Options outstanding at December 31, 1999:

                                         Weighted-Average
   Range of        Number of Options   Remaining Contractual    Weighted-Average
Exercise Prices      (in thousands)         Life (years)         Exercise Price
--------------------------------------------------------------------------------
  $17 to $25              1,396                 6.7                  $24.53
  $26 to $35              2,339                 6.7                  $28.83
  $36 to $43              1,619                 5.9                  $41.93
  $44 to $60                898                 4.0                  $45.29
                         ------
  $17 to $60              6,252                 6.1                  $33.63
                         ======

Options exercisable at December 31, 1999:

   Range of                   Number of Options                 Weighted-Average
Exercise Prices                 (in thousands)                   Exercise Price
--------------------------------------------------------------------------------
  $17 to $25                           715                           $24.79
  $26 to $35                         1,019                           $32.56
  $36 to $43                         1,034                           $41.90
  $44 to $60                           747                           $44.96
                                    ------
  $17 to $60                         3,515                           $36.36
                                    ======

If compensation cost for the Company's fixed stock option awards had been determined based on fair value at grant date for awards


POLAROID AR99
46

--------------------------------------------------------------------------------

under the plans consistent with FAS 123, the Company's net earnings/(loss) and basic earnings/(loss) per common share would have been changed to the pro forma amounts as follows:

(In millions, except per share data)             1997          1998         1999
--------------------------------------------------------------------------------
Net earnings/(loss):
  As reported                                 $(126.7)      $ (51.0)        $8.7
  Pro forma                                    (133.2)        (59.0)          .7
Basic earnings/(loss) per share:
  As reported                                   (2.81)        (1.15)         .20
  Pro forma                                     (2.95)        (1.33)         .02

Diluted earnings/(loss) per common share for 1997, 1998 and 1999 was the same as the basic earnings/(loss) per common share.

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

The fair value of each option grant was estimated on the grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

                                         1997          1998          1999
--------------------------------------------------------------------------------
Dividend yield                            1.4%          1.9%          2.4%
Expected volatility                      22.4%         25.6%         36.6%
Risk free interest rate                   6.6%          4.9%          5.8%
Expected option life                      5.5 years     5.5 years     5.0 years

Dividend equivalent payments on outstanding stock options of $1.6 million, $1.3 million and $1.2 million were made in 1997, 1998 and 1999, respectively. No options were granted in 1997, 1998 or 1999 with dividend equivalents.

Under the 1993 Plan, the Company awarded 25,000 shares of restricted stock at $46.50 per share in 1995 and 15,000 shares of restricted stock at $45.88 per share in 1996. The 1995 restricted shares vest proportionately each year over a five year period. The 1996 restricted shares vested if the Company achieved certain financial objectives within a five year period. The value of the restricted stock issued was recorded as deferred compensation and is being amortized to compensation expense over a five year period from the award date. In 1999, 10,000 of the 1996 restricted shares were forfeited because the financial objectives were not achieved. In addition, the Company awarded 10,000 shares of restricted stock in 1998 that vest proportionately over a four year period. The receipt of the shares was deferred and the related cost is being accrued over the vesting period. Amounts charged to expense related to restricted stock awards were $.4 million, $.1 million and $.3 million in 1997, 1998 and 1999, respectively. The Company's balance sheet amounts for deferred compensation included $.7 million and $.3 million at December 31, 1998 and 1999, respectively, related to restricted stock issued under the 1993 Plan.

Officers and a limited number of senior executives of the Company are eligible to receive performance share awards payable in shares of the Company's common stock. These awards are tied to the achievement of specific financial metrics critical to the long-term success of the Company. Performance is measured over a three year period and is based on improvements in the Company's revenue and return on net assets. Awards are valued at the fair value of the Company's common stock on the date the awards are earned. No awards are made unless both of the threshold performance targets are reached. Amounts charged to expense related to performance shares were $1.1 million, $(.1) million and $2.3 million in 1997, 1998 and 1999, respectively.

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

Components of the Company's net periodic pension cost/(credit) are as follows:

(In millions)                                        1997       1998       1999
--------------------------------------------------------------------------------
Service cost                                      $  23.8    $  26.3    $  26.7
Interest cost                                        78.5       83.3       84.4
Expected return on assets                           (96.0)    (102.0)    (109.8)
Amortization of:
  Unrecognized transition asset                     (11.1)     (11.1)     (11.1)
  Unrecognized prior service cost                     2.0        3.4        3.6
  Unrecognized (gain)/loss                            (.4)       (.9)       (.4)
Curtailment cost                                      7.5        2.6         --
Settlement gain                                        --         --      (24.5)
                                                  -------    -------    -------
Net periodic pension cost/(credit)                $   4.3    $   1.6    $ (31.1)
                                                  =======    =======    =======

The following tables set forth the plans' reconciliations of projected benefit obligations, plan assets, funded status and amounts recognized in the Company's consolidated balance sheet at December 31:

(In millions)                                                  1998        1999
--------------------------------------------------------------------------------
Projected benefit obligation at beginning of year          $1,233.5    $1,339.9
Service cost                                                   26.3        26.7
Interest cost                                                  83.3        84.4
Plan participants' contributions                                 .4          .7
Plan amendments                                                  .3         4.5
Curtailment cost                                                2.2          --
Special termination benefits                                    5.5          .7
Actuarial (gain)/loss                                          76.3       (56.7)
Foreign currency exchange rate change                           7.7       (17.5)
Transfers in                                                     --         4.0
Benefits paid                                                 (95.6)     (164.7)
                                                           --------    --------
Projected benefit obligation at end of year                $1,339.9    $1,222.0
                                                           ========    ========


                                                                   POLAROID AR99

--------------------------------------------------------------------------------

(In millions)                                                  1998        1999
--------------------------------------------------------------------------------
Fair value of plan assets at beginning of year             $1,350.5    $1,544.6
Actual return on plan assets                                  276.0       145.8
Employer contributions                                           .9         4.6
Plan participants' contributions                                 .4          .7
Transfers in                                                     --         4.0
Benefits paid                                                 (95.6)     (164.7)
Foreign currency exchange rate change                          12.4       (27.3)
                                                           --------    --------
Fair value of plan assets at end of year                   $1,544.6    $1,507.7
                                                           ========    ========

(In millions)                                                  1998        1999
--------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation      $  204.7    $  285.7
Unrecognized:
  Transition asset                                            (37.9)      (24.3)
  Prior service  cost                                          30.4        31.0
  (Gain)/loss                                                (275.9)     (336.3)
                                                           --------    --------
Accrued liability at end of year                           $  (78.7)   $  (43.9)
                                                           ========    ========

The assumptions used by the Company which have a significant effect on the amounts reported for pension accounting as of December 31 were as follows:

                                                       1997      1998      1999
--------------------------------------------------------------------------------
Weighted average discount rate                          7.1%      6.7%      7.3%
Weighted average rate of
  increase in compensation levels                       3.9%      3.8%      3.8%
Weighted average expected
  long-term rate of return on assets                    9.3%      9.3%      9.4%

The Company recorded a settlement gain of $24.5 million in 1999 related to the large number of employees that left the Company, primarily under the Company's involuntary severance program, and elected to receive lump sum benefit distributions under the Company's pension plan in 1999. The Company recorded approximately half of this gain in cost of goods sold and half in marketing and administrative expense. The gain was allocated to the non-segment Corporate category.

In 1988, the Company's Board of Directors approved a leveraged employee stock ownership plan that it called the Polaroid Stock Equity Plan ("ESOP") primarily for the benefit of its domestic employees. Prior to 1998, the number of shares available for allocation to individual accounts in any period was based on principal and interest payments made on the ESOP loan which was repaid in 1997. Amounts charged to expense in 1997, which represented the amount of principal repayment on the ESOP loan less dividends paid on unallocated shares, was $37.6 million. In 1997, the ESOP was merged into the Company's Retirement Savings Plan becoming the ESOP fund. Effective January 1, 1998, the Company began contributing an amount of the Company's common stock equal to 5% of each eligible domestic employees' pay to the ESOP fund. The amount charged to expense for this contribution in 1998 and 1999 was $15.1 million and $13.4 million, respectively. Also in 1998, the Company began contributing an amount equal to 3% of each eligible domestic employees' annual pay in cash to the Retirement Savings Plan. The amount charged to expense for these cash contributions was $9.2 million and $8.2 million in 1998 and 1999, respectively.

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

Components of the Company's net periodic postretirement benefit cost are as follows:

(In millions)                                      1997        1998        1999
--------------------------------------------------------------------------------
Service cost                                    $   6.3     $   6.6     $   6.2
Interest cost                                      15.7        16.8        17.2
Amortization of unrecognized
  prior service cost                              (10.7)      (10.6)       (9.0)
Curtailment gain                                     --        (1.3)       (1.9)
                                                -------     -------     -------
Net periodic postretirement
  benefit cost                                  $  11.3     $  11.5     $  12.5
                                                =======     =======     =======

The following table sets forth the plan's reconciliations of accumulated postretirement benefit obligation and plan assets, the funded status of the plan and amounts recognized in the Company's consolidated balance sheet at December 31:

(In millions)                                                   1998       1999
--------------------------------------------------------------------------------
Accumulated postretirement benefit
   obligation at beginning of year                           $ 264.1    $ 265.4
Service cost                                                     6.6        6.2
Interest cost                                                   16.8       17.2
Plan participants' contributions                                 1.6        1.3
Actuarial (gain)/loss                                           (6.1)     (22.8)
Benefits paid                                                  (17.6)     (20.2)
                                                             -------    -------
Accumulated postretirement benefit
  obligation at end of year                                  $ 265.4    $ 247.1
                                                             =======    =======

(In millions)                                                   1998       1999
--------------------------------------------------------------------------------
Fair value of plan assets at beginning of year               $    --    $    --
Employer contributions                                          16.0       18.9
Plan participants' contributions                                 1.6        1.3
Benefits  paid                                                 (17.6)     (20.2)
                                                             -------    -------
Fair value of plan assets at end of year                     $    --    $    --
                                                             =======    =======

(In millions)                                                   1998       1999
--------------------------------------------------------------------------------
Plan obligations in excess of plan  assets                   $(265.4)   $(247.1)
Unrecognized:
  Prior service cost                                           (16.9)      (6.0)
  (Gain)/loss                                                   22.9         .2
                                                             -------    -------
Accrued liability at end of year                             $(259.4)   $(252.9)
                                                             =======    =======

The Accumulated Postretirement Benefit Obligation ("APBO") at December 31, 1998 and 1999 was determined using a discount rate of 6.75% and 7.5%, respectively. The assumed health care cost


POLAROID AR99
48

--------------------------------------------------------------------------------

trend rate used in measuring the APBO at December 31, 1998 and 1999 was 8% and 7.5%, respectively, declining gradually to an ultimate rate of 6% in 2003. These trend rates reflect the Company's current experience and expectation that future rates will decline.

The assumptions used above have an effect on the amounts reported. A one percentage point change in the Company's assumed health care cost trend rates would have the following effects for the year ended December 31, 1999:

(In millions)                                      1% Increase       1% Decrease
--------------------------------------------------------------------------------
Effect on total of service and interest cost              $ .3            $ (.3)
Effect on accumulated
  postretirement benefit obligation                       $3.0            $(2.9)

The Company has a Board of Directors' Retirement Plan (the "Directors' Retirement Plan") primarily for the benefit of former non-employee directors. The estimated present value of future benefit payments under the Directors' Retirement Plan is accrued annually based on the credited service up to the participants' actual retirement dates and is charged to expense. For the years 1997, 1998 and 1999, $.8 million, $.2 million and $.2 million, respectively, was charged to expense for the Directors' Retirement Plan.

12. RENTAL EXPENSE AND LEASE COMMITMENTS

Minimum annual rental commitments at December 31, 1999, under noncancelable leases, principally for real estate, are payable as follows:

(In millions)
--------------------------------------------------------------------------------
2000                                                                      $ 18.6
2001                                                                        15.1
2002                                                                        12.9
2003                                                                        10.9
2004                                                                         9.5
2005 and thereafter                                                         59.8
                                                                          ------
  Total minimum lease payments                                            $126.8
                                                                          ======

Minimum payments have not been reduced by minimum sublease rentals of $1.7 million due in the future under noncancelable subleases.

Many of the leases contain renewal options and some contain escalation clauses which require payments of additional rent to the extent of increases in the related operating costs.

Rental and lease expenses consisted of the following:

(In millions)                                     1997         1998         1999
--------------------------------------------------------------------------------
Minimum rentals                                $  27.4      $  24.7      $  24.6
Contingent rentals                                 4.6          6.7          5.9
                                               -------      -------      -------
Total                                          $  32.0      $  31.4      $  30.5
                                               =======      =======      =======

Sublease income amounted to $1.1 million, $1.7 million and $1.5 million in 1997, 1998 and 1999, respectively.

13. BUSINESS

Nature of Operations:

The Company designs, develops, manufactures, and markets instant and digital imaging and related products worldwide including digital peripherals, software and system solutions. The Company's principal products are instant film, instant and digital cameras, digital peripherals, secure identification systems, software and system solutions. In addition, the Company designs, develops, manufactures and/or markets hardware accessories for the instant imaging market, conventional 35mm cameras and film and videotapes. The Company has also operated certain non-core businesses such as graphics, which was contributed to a joint venture in 1999, sunglasses, which was rationalized in 1999, and polarizer and holography which have been or are in the process of being exited.

The Company sells its products directly to and through mass merchandisers; food, drug, discount and department stores; specialty stores; wholesalers; original equipment manufacturers; independent agents; retail outlets; and distributors.

Segments of Business:

Effective for 1998, the Company adopted Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is managed in five primary segments: the Americas Region; the European Region; the Asia Pacific Region; Global Operations; and Research and Development. The Global Operations segment includes worldwide non-standard cost related activities associated with manufacturing, distribution, logistics, new product manufacturing development and inventory management. The Company's segments are individually managed by senior executives who are directly responsible for the segment's marketing, operational or technical strategies employed. The segments have separate financial results that are reviewed by the Company's chief operating decision-maker. The Company's principal products are sold across all regional segments.

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

The Corporate category includes central marketing, general and administrative costs, and certain other corporate costs, including worldwide restructuring and other charges and other credits. Corporate assets include cash and cash equivalents, prepaid expenses and other assets.

The accounting policies of the Company's segments are the same as those described in the Company's Summary of Significant Accounting Policies (see Note
1). For management reporting purposes, segment results are not reported on a legal entity basis. Regional segment product cost of goods sold have been adjusted to reflect worldwide standard costs excluding intercompany margins and excluding non-standard manufacturing costs and other regional warehousing and distribution costs that are reported in Global Operations. Therefore, segment profit/(loss) from operations reflects a contribution to worldwide Company profits related to segment third party sales.

The following is a summary of information related to the Company's segments at December 31. Certain prior year segment information has been reclassified to conform with the current year presentation.

Segment Information
(In millions)                                      1997        1998        1999
--------------------------------------------------------------------------------
Net sales to customers
Americas Region                                $1,232.8    $1,132.1    $1,230.4
European Region                                   578.1       448.9       427.7
Asia Pacific Region                               335.5       264.9       320.5
Global Operations                                    --          --          --
Research and Development                             --          --          --
                                               --------    --------    --------
  Subtotal Segments                             2,146.4     1,845.9     1,978.6
Corporate                                            --          --          --
                                               --------    --------    --------
Total                                          $2,146.4    $1,845.9    $1,978.6
                                               ========    ========    ========


                                                                   POLAROID AR99

--------------------------------------------------------------------------------

(In millions)                                      1997        1998        1999
--------------------------------------------------------------------------------
Profit/(loss) from operations
Americas Region                                $  380.2    $  309.1    $  334.8
European Region                                   109.1        40.5        69.7
Asia Pacific Region                                75.8        61.5        74.2
Global Operations                                (155.0)     (184.7)     (167.0)
Research and Development                         (116.1)     (120.0)      (85.5)
                                               --------    --------    --------
  Subtotal Segments                               294.0       106.4       226.2
Corporate (1)                                    (453.1)     (155.4)     (118.6)
                                               --------    --------    --------
Total                                          $ (159.1)   $  (49.0)   $  107.6
                                               ========    ========    ========

--------------------------------------------------------------------------------
Assets
Americas Region                                $  282.3    $  253.6    $  287.0
European Region                                   221.5       187.4       177.0
Asia Pacific Region                                74.4        62.7        69.8
Global Operations                                 871.6       924.8       794.8
Research and Development                           44.5        36.4        31.6
                                               --------    --------    --------
  Subtotal Segments                             1,494.3     1,464.9     1,360.2
Corporate                                         638.4       732.8       679.8
                                               --------    --------    --------
Total                                          $2,132.7    $2,197.7    $2,040.0
                                               ========    ========    ========

--------------------------------------------------------------------------------
Depreciation and amortization
Americas Region                                $    2.5    $    4.7    $    4.3
European Region                                     2.9         4.7         7.1
Asia Pacific Region                                 2.2         2.0         1.0
Global Operations                                  79.7        59.0        66.0
Research and Development                            9.6         8.0         7.2
                                               --------    --------    --------
  Subtotal Segments                                96.9        78.4        85.6
Corporate                                          15.1        15.0        22.9
                                               --------    --------    --------
Total                                          $  112.0    $   93.4    $  108.5
                                               ========    ========    ========

--------------------------------------------------------------------------------
Expenditures for long-lived assets
Americas Region                                $    6.3    $   10.4    $    9.0
European Region                                    11.2         8.4         9.0
Asia Pacific Region                                 1.0          .9          .5
Global Operations                                  95.1       100.5        91.4
Research and Development                            5.7         3.0         1.2
                                               --------    --------    --------
  Subtotal Segments                               119.3       123.2       111.1
Corporate                                          15.0        67.9        59.4
                                               --------    --------    --------
  Total                                        $  134.3    $  191.1    $  170.5
                                               ========    ========    ========

(1) Profit/(loss) from operations for Corporate includes worldwide restructuring and other charges of $340.0 million and $50.0 million in 1997 and 1998, respectively.

Geographic Information
(In millions)                                       1997        1998        1999
--------------------------------------------------------------------------------
Net sales to customers (1)
United States                                   $1,063.0    $  983.9    $1,082.6
Other foreign countries                          1,083.4       862.0       896.0
                                                --------    --------    --------
Total                                           $2,146.4    $1,845.9    $1,978.6
                                                ========    ========    ========

--------------------------------------------------------------------------------
Long-lived assets
United States                                   $  409.6    $  450.5    $  443.3
Other foreign countries                            102.9       116.0       155.9
                                                --------    --------    --------
Total                                           $  512.5    $  566.5    $  599.2
                                                ========    ========    ========

(1) Net sales are attributable to countries based on location of the Company entity recording the sale which generally is the same as the location of the customer.

The Company's principal products, which have been described above, represented approximately 85% of the Company's net sales in 1997, 1998 and 1999, while sales of instant cameras and film represented approximately 75% of the Company's net sales in 1997, 1998 and 1999.

During 1997, 1998 and 1999 sales to one customer, Wal-Mart Stores, Inc., amounted to 12.5%, 13.0% and 14.8%, respectively, of the Company's total net sales. Most of these sales were recorded in the Americas Region.

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

Due to a wide range of estimates with regard to response costs at those sites and various other uncertainties, the Company cannot firmly establish its ultimate liability concerning those sites. In each case in which the Company is able to determine the likely exposure, such amount has been included in the Company's reserve for environmental liabilities. Where a range of comparably likely exposures exists, the Company has included in its reserve at least the minimum amount of the range. The Company's aggregate reserve for these liabilities as of December 31, 1998 and 1999 was $1.5 million and $1.4 million respectively. The Company currently estimates that the majority of $1.4 million reserved for environmental liabilities will be payable over the next two to three years. The Company reviews the analysis of the data that supports the adequacy of this reserve on a quarterly basis. The reserve for such liability does not provide for associated litigation costs, which, if any, are expected to be inconsequential in comparison with the amount of the reserve. The Company will continue to accrue in its reserve appropriate amounts from time to time as circumstances warrant. This reserve does not take into account potential recoveries from third parties.

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


POLAROID AR99
50

--------------------------------------------------------------------------------

The Company is currently involved in several lawsuits, the unfavorable disposition of which could have a material adverse effect on the financial condition or operating results of the Company.

In April 1999, a tribunal of the International Chamber of Commerce's International Court of Arbitration entered a ruling against the Company's wholly-owned subsidiary Polaroid Far East Limited, in an arbitration proceeding brought by Columbia Enterprises for breach of two distributor agreements regarding the distribution of photographic equipment in the Philippines in 1996. The proceeding has entered the damages phase, but the Company cannot predict the likely amount of the award.

A consolidated suit has been filed in United States District Court for the District of Massachusetts against the Company and certain of its officers by individuals claiming to have purchased stock in the Company and purporting to represent a class of its shareholders in actions alleging violations of federal securities law regarding public disclosure of information about the Company's business during a time between April 16, 1997 and August 28, 1998. The Company believes that these suits are without merit and intends to defend them vigorously.

A declaratory judgment action was filed by the Company against the successor to the former trustee of the Polaroid Stock Equity Plan and its insurer. The amended complaint in the action was filed in United States District Court for the District of Massachusetts in June 1999. The Company has requested the court to rule that the Company is not liable under an indemnity provision of the Trust Agreement between the Company and the former trustee for attorney fees incurred by the declaratory defendants in defending claims by the United States Department of Labor that the former trustee breached its fiduciary duty as trustee, or for the resulting settlement amounts paid by the defendants. The former trustee and its insurer both indicated that they would seek indemnification from the Company for the costs incurred in the Department of Labor action.

In June 1999, the Company received a Notice of Service of Process in a patent infringement action filed against it and many others by the Lemelson Medical, Education and Research Foundation alleging that a broad range of the Company's manufacturing equipment and products infringe a number of patents. The Company believes that the suit is without merit and intends to defend it vigorously.

In addition, the Company is involved in various other legal proceedings and claims arising in the ordinary course of business. Management believes that the disposition of these matters will not have a materially adverse effect on the financial condition or results of operations of the Company.

15. SUPPLEMENTARY FINANCIAL INFORMATION

The section on pages 51-53 entitled Supplementary Financial Information has not been audited by the Company's independent auditors. Those auditors have, however, made a limited review of the 1998 and 1999 quarterly data on page 51 in accordance with standards established by the American Institute of Certified Public Accountants and that information is incorporated herein by reference. Since the Company's independent auditors did not audit the Company's quarterly data for either year, they express no opinion on such data.

--------------------------------------------------------------------------------

                                            QUARTERLY FINANCIAL DATA (UNAUDITED)

--------------------------------------------------------------------------------

Polaroid Corporation and Subsidiary Companies
(In millions, except per share and stock price data)

1998                                           First       Second       Third       Fourth         Year
-------------------------------------------------------------------------------------------------------
Net Sales                                     $390.6       $464.7      $448.8       $541.8     $1,845.9
Restructuring and other                           --           --          --         50.0         50.0
Profit/(loss) from operations                  (13.0)         4.8        41.6        (82.4)       (49.0)
Net earnings/(loss)                            (17.4)        12.1        29.8        (75.5)       (51.0)
Basic earnings/(loss) per common share          (.39)         .27         .68        (1.72)       (1.15)
Diluted earnings/(loss) per common share        (.39)         .27         .68        (1.72)       (1.15)
Cash dividends per common share                  .15          .15         .15          .15          .60
Stock prices*
  High                                         49.94        45.89       38.25        27.75        49.94
  Low                                          41.06        35.81       25.00        17.88        17.88

1999                                           First       Second       Third       Fourth         Year
-------------------------------------------------------------------------------------------------------
Net Sales                                     $379.0       $486.8      $463.0       $649.8     $1,978.6
Profit/(loss) from operations                   (6.9)        40.9        11.8         61.8        107.6
Net earnings/(loss)                            (30.8)        14.8        (3.8)        28.5          8.7
Basic earnings/(loss) per common share          (.70)         .33        (.09)         .64          .20
Diluted earnings/(loss) per common share        (.70)         .33        (.09)         .64          .20
Cash dividends per common share                  .15          .15         .15          .15          .60
Stock prices*
  High                                         24.74        27.75       30.06        27.81        30.06
  Low                                          17.06        19.06       20.94        17.25        17.06

Stockholders of record as of January 28, 2000: 8,940

*Recorded on the New York Stock Exchange Composite.


                                                                   POLAROID AR99

TEN YEAR FINANCIAL SUMMARY (UNAUDITED)

--------------------------------------------------------------------------------

Polaroid Corporation and Subsidiary Companies

Years ended December 31
(Dollar amounts in millions, except per share data)                        1990        1991        1992      1993        1994
-------------------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Earnings

Net sales                                                               1,971.7     2,070.6     2,152.3    2,244.9     2,312.5

  Cost of goods sold                                                    1,011.8     1,082.5     1,178.0    1,296.5     1,324.2
  Marketing, research, engineering and administrative expenses            675.6       741.5       760.5      763.0       788.0
  Restructuring and other                                                    --          --          --       44.0          --
  Special charges                                                            --          --          --         --          --
                                                                       --------    --------    --------   --------    --------
Total costs                                                             1,687.4     1,824.0     1,938.5    2,103.5     2,112.2
                                                                       --------    --------    --------   --------    --------
Profit/(loss) from operations                                             284.3       246.6       213.8      141.4       200.3
                                                                       --------    --------    --------   --------    --------
  Litigation settlement, net of employee incentives                          --       871.6          --         --          --
  Other income                                                             15.0        23.4         7.8        8.2         7.0
  Interest expense                                                         81.3        58.4        58.5       47.9        46.6
                                                                       --------    --------    --------   --------    --------
Earnings/(loss) before income tax expense/(benefit)                       218.0     1,083.2       163.1      101.7       160.7
  Federal, state and foreign income tax expense/(benefit)                  67.0       399.5        64.1       33.8        43.5
                                                                       --------    --------    --------   --------    --------
Earnings/(loss) before extraordinary item and cumulative
  effect of changes in accounting principle                            $  151.0    $  683.7    $   99.0   $   67.9    $  117.2
                                                                       ========    ========    ========   ========    ========
Net earnings/(loss)                                                    $  151.0    $  683.7    $   99.0   $  (51.3)   $  117.2
                                                                       ========    ========    ========   ========    ========
  Basic earnings/(loss) per common share before extraordinary item
    and cumulative effect of changes in accounting principles          $   2.20    $  13.07    $   2.08   $   1.45    $   2.52
  Basic earnings/(loss) per common share                               $   2.20    $  13.07    $   2.08   $  (1.10)   $   2.52
  Diluted earnings/(loss) per common share before extraordinary item
    and cumulative effect of changes in accounting principles          $   2.20    $  10.88    $   2.03   $   1.45    $   2.43
  Diluted earnings/(loss) per common share                             $   2.20    $  10.88    $   2.03   $  (1.10)   $   2.43
  Cash dividends per common share                                      $    .60    $    .60    $    .60   $    .60    $    .60
Common shares outstanding at end of year (in thousands)                  50,070      48,919      46,668     46,806      45,998

Selected Balance Sheet Information

  Working capital                                                      $  600.7    $  684.7    $  778.5   $  826.7    $  879.7
  Net property, plant and equipment                                       461.0       549.4       657.3      718.2       747.3
  Total assets                                                          1,701.3     1,889.3     2,008.1    2,212.3     2,316.7
  Long-term debt                                                          513.8       471.8       637.4      602.3       566.0
  Redeemable preferred stock equity                                       348.6          --          --         --          --
  Common stockholders' equity                                             207.7       772.9       808.9      767.3       864.4

Other Statistical Data

  Additions to property, plant and equipment                           $  120.9    $  175.8    $  201.5   $  165.6    $  146.7
  Depreciation                                                         $   87.2    $   85.5    $   89.1   $  100.3    $  118.2
  Payroll and benefits                                                 $  587.6    $  690.6    $  670.2   $  699.2    $  720.6
Number of employees, end of year                                         11,768      12,003      12,359     12,048      12,104
Return on average common stockholders' equity*                             63.3%      148.6%       12.7%       9.3%       14.7%

*1993 is shown prior to the cumulative effects of FAS 106, 109 and 112.


POLAROID AR99
52

                                                                         1995        1996        1997        1998        1999
                                                                    ----------------------------------------------------------
Consolidated Statement of Earnings

Net sales                                                              2,236.9     2,275.2     2,146.4     1,845.9     1,978.6

  Cost of goods sold                                                   1,298.6     1,283.8     1,229.8     1,108.4     1,170.5
  Marketing, research, engineering and administrative expenses           849.1       796.6       752.2       736.5       700.5
  Restructuring and other                                                247.0       110.0       323.5        50.0          --
  Special charges                                                           --        33.0          --          --          --
                                                                      --------    --------    --------    --------    --------
Total costs                                                            2,394.7     2,223.4     2,305.5     1,894.9     1,871.0
                                                                      --------    --------    --------    --------    --------
Profit/(loss) from operations                                           (157.8)       51.8      (159.1)      (49.0)      107.6
                                                                      --------    --------    --------    --------    --------
  Litigation settlement, net of employee incentives                         --          --          --          --          --
  Other income                                                             8.5        26.8        15.0        67.7       (16.8)
  Interest expense                                                        52.1        47.4        47.8        57.6        77.4
                                                                      --------    --------    --------    --------    --------
Earnings/(loss) before income tax expense/(benefit)                     (201.4)       31.2      (191.9)      (38.9)       13.4
  Federal, state and foreign income tax expense/(benefit)                (61.2)       16.2       (65.2)       12.1         4.7
                                                                      --------    --------    --------    --------    --------
Earnings/(loss) before extraordinary item and cumulative
  effect of changes in accounting principle                           $ (140.2)   $   15.0    $ (126.7)   $  (51.0)   $    8.7
                                                                      ========    ========    ========    ========    ========
Net earnings/(loss)                                                   $ (140.2)   $  (41.1)   $ (126.7)   $  (51.0)   $    8.7
                                                                      ========    ========    ========    ========    ========
  Basic earnings/(loss) per common share before extraordinary item
    and cumulative effect of changes in accounting principles         $  (3.09)   $    .33    $  (2.81)   $  (1.15)   $    .20
  Basic earnings/(loss) per common share                              $  (3.09)   $   (.90)   $  (2.81)   $  (1.15)   $    .20
  Diluted earnings/(loss) per common share before extraordinary item
    and cumulative effect of changes in accounting principles         $  (3.09)   $    .33    $  (2.81)   $  (1.15)   $    .20
  Diluted earnings/(loss) per common share                            $  (3.09)   $   (.90)   $  (2.81)   $  (1.15)   $    .20
  Cash dividends per common share                                     $    .60    $    .60    $    .60    $    .60    $    .60
Common shares outstanding at end of year (in thousands)                 45,533      44,819      44,536      43,990      44,616

Selected Balance Sheet Information

  Working capital                                                     $  730.3    $  623.3    $  572.8    $  360.4    $  366.7
  Net property, plant and equipment                                      691.0       666.2       512.5       566.5       599.2
  Total assets                                                         2,261.8     2,201.6     2,132.7     2,197.0     2,040.0
  Long-term debt                                                         526.7       489.9       496.6       497.4       573.0
  Redeemable preferred stock equity                                         --          --          --          --          --
  Common stockholders' equity                                            717.7       658.2       484.4       389.9       370.5

Other Statistical Data

  Additions to property, plant and equipment                          $  167.9    $  121.8    $  134.3    $  191.1    $  170.5
  Depreciation                                                        $  132.7    $  118.3    $  111.5    $   90.7    $  105.9
  Payroll and benefits                                                $  709.3    $  641.2    $  608.6    $  565.1    $  545.2
Number of employees, end of year                                        11,662      10,046      10,011       9,274       8,784
Return on average common stockholders' equity*                           (17.8)%      (6.2)%     (19.7)%     (11.4)%       2.4%


                                                                   POLAROID AR99
                                                                              53