Form 10-K, Exhibit 13
period 2000-12-31
POLAROID CORP
filed 2001-04-02
CIK 79326

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

GENERAL

Polaroid Corporation and subsidiary companies (collectively, "the Company") is managed in five primary segments: the Americas Region; the European
Region; the Asia Pacific Region; Global Operations; and Research and Development. The Americas Region is comprised of all the countries in North and South America. The European Region includes all the countries of continental Europe, the United Kingdom, Russia, the Middle-Eastern countries and the African continent. The Asia Pacific Region includes Japan, Australia and the Asian continent, excluding Russia. Each of these regions consist of sales and marketing operations. Global Operations consists of worldwide activities associated with manufacturing, logistics, procurement, developing manufacturing processes for new products and inventory management. Research and Development is comprised of corporate research and engineering activities.

Additionally, the Company has one category called Corporate, which it does not consider to be a segment. This category includes central marketing, centralized information systems, general and administrative functions and certain other corporate functions. Corporate also includes costs related to restructuring activities and certain other non-operating items.

The Company evaluates the performance of its segments based on profit from operations with consideration of assets employed. In the regional sales and marketing segments, profit from operations is based on standard product costs excluding intercompany margins and therefore reflects contribution to worldwide Company profits from third party sales. Non-standard manufacturing costs along with the cost of developing manufacturing processes for new products and regional warehousing and distribution costs are reported as incurred in the Global Operations segment. Costs related to research and engineering activities are reported as incurred in the Research and Development segment.

The Company discusses sales and profit from operations in terms of its core instant business, other core products and non-core businesses. The core instant business consists of instant cameras and film. Other core products consist of digital cameras and other digital products, unique ID products, conventional 35mm cameras and film, videotapes, medical imaging products and sunglasses. Non-core businesses consist of businesses exited by the Company and include graphics which was contributed to a joint venture in 1999 and polarizer and holography which had been exited by the end of the first quarter of 2000.

The Company periodically evaluates its products to determine their relevance to the Company's long-term strategy. As a result of these evaluations, certain products may be reclassified among core products, other core products and non-core businesses.

The Company has reclassified certain prior year information to conform with the current year presentation.

WORLDWIDE RESULTS FOR 2000 COMPARED WITH 1999

SALES

Worldwide net sales to customers decreased 6% to $1,856 million in 2000 compared with $1,979 million in 1999. The decrease was due primarily to lower sales of instant film in all of the Company's regions, lower sales of other core products consisting primarily of videotapes and conventional 35mm cameras and film and, to a lesser degree, the unfavorable impact of foreign exchange and the absence of sales from non-core businesses that the Company exited. The decreases were offset, in part, by higher sales of digital and instant cameras. The decrease in sales of instant film was caused by changes in the product mix from traditional film formats to newer film formats as higher unit sales were more than offset by the impact of the lower average selling prices of the newer products. Inventory reductions at retailers that resulted in lower unit sales of traditional film formats also contributed to the decrease in sales of instant film. The increase in sales of instant cameras was the result of higher unit sales offset, in part, by a change in product mix similar to the change described above.

Worldwide net sales to customers in 2000 included approximately $430 million related to new instant cameras and film, digital cameras and other commercial imaging products introduced in the last three years compared with approximately $270 million in 1999. These new products include, but are not limited to, the I-Zone Instant Pocket Camera and film, the JoyCam Instant Camera and film, the PhotoMAX line of digital cameras and the SP-350 retail document photo system. New instant camera and film products are priced to appeal to a broader range of customers and, in general, carry lower average selling prices than the traditional instant camera and film products.

On a worldwide basis, unit shipments to customers of instant cameras increased approximately 35% to 13.1 million units in 2000 compared with 9.7 million units in 1999. Worldwide unit shipments to customers of instant film increased approximately 3% in 2000 compared with 1999. In addition, worldwide shipments to customers of digital cameras, most of which occurred in the United States, increased to approximately 1.3 million units in 2000, which is an increase of approximately three times over 1999.

In the Americas Region, on a unit basis, shipments to customers of instant cameras increased approximately 65% while unit shipments to customers of instant film increased by approximately 5% in 2000 compared with 1999. Sales in the Americas Region decreased 2% to $1,209 million in 2000 compared with $1,230 million in 1999. The decrease in sales was due to lower sales of other core products excluding digital cameras and, to a lesser degree, lower sales of instant film and the absence of sales from non-core businesses that the Company exited. The decreases were offset, in part, by higher sales of digital and instant cameras. The decrease in sales of instant film was impacted by changes in product mix from traditional film formats to newer film formats as higher unit sales were more than offset by the impact of the lower average selling prices of the newer products. In addition, a slowing economy in the United States contributed to the decrease in instant film as it resulted in lower retail demand for traditional film formats and retailers reducing their inventories of these products. The increase in sales of instant cameras was the result of higher unit sales offset, in part, by a change in product mix similar to the change described above. The decrease in sales of other core products related primarily to videotapes, which the Company is phasing out of its product line in the United States and Canada, and conventional 35mm cameras and film.

In the European Region, on a unit basis, shipments to customers of instant cameras increased approximately 41% while unit shipments to customers of instant film decreased by approximately 2% in 2000 compared with 1999. Sales in the European Region decreased 17% to $354 million in 2000 compared with $428 million in 1999. The decrease in sales was due to the unfavorable impact of foreign exchange and, to a lesser degree, lower sales of instant film and the absence of sales from non-core businesses that the Company exited. The decreases were offset, in part, by higher sales of instant cameras. The decrease in sales of instant film was due primarily to a shift in commercial end-user demand to other media formats. The increase in sales of instant cameras was impacted by changes in the product mix from traditional camera formats to newer camera formats as higher unit sales were offset, in part, by the impact of lower average selling prices of the newer products.

In the Asia Pacific Region, on a unit basis, shipments to customers of instant cameras decreased approximately 14% while unit shipments to customers of instant film increased by approximately 3% in 2000 compared with 1999. Sales in the Asia Pacific Region decreased 9% to $293 million in 2000 compared with $321 million in 1999. The decrease was due to lower sales of instant cameras and film and, to a lesser degree, the absence of sales from non-core businesses that the Company exited. The decreases were offset, in part, by the favorable impact of foreign exchange. The decrease in sales of instant cameras and film, which occurred in Japan and included both traditional and new formats, was the result of a product transition to the next generation of I-Zone and JoyCam cameras in the middle of 2000 and lower demand for traditional products at retail.

PROFIT/(LOSS) FROM OPERATIONS

Worldwide profit from operations was essentially unchanged at $109 million in 2000 compared with $108 million in 1999. In 2000, worldwide profit from operations increased due to lower manufacturing costs, including savings from restructuring, the absence of a $40 million charge recorded in 1999 that related to the Company's graphic arts business (refer to the section titled "Worldwide Results for 1999 Compared with 1998" for information on this charge) and, to a lesser degree, the impact of higher sales of instant cameras. The increases were offset by the impact of lower sales of instant film and, to a lesser degree, the impact of lower sales of other core products, planned increases in spending on advertising and promotional activities and higher corporate costs related to centralized information systems and central marketing activities.

Profit from operations in the Americas Region was $325 million in 2000 compared with $333 million in 1999. The decrease was due to the impact of lower sales of other core products excluding digital cameras, higher costs related to a planned increase in spending on advertising supporting new products and, to a lesser degree, the impact of lower sales of instant film. The decreases were offset, in part, by the impact of higher sales of instant cameras, the absence of a charge recorded in 1999 that related to the Company's graphic arts business and the absence of losses from non-core businesses that the Company exited. The impact on profit from operations from lower sales of instant film due to changes in product mix were largely offset by improved margins on these products.

Profit from operations in the European Region was $40 million in 2000 compared with $81 million in 1999. The decrease was due to the unfavorable impact of foreign exchange and, to a lesser degree, the impact of lower sales of instant film and a planned increase in spending on advertising and promotional activities supporting new products. The decreases were offset, in part, by the impact of higher sales of instant cameras.

Profit from operations in the Asia Pacific Region was $72 million in 2000 compared with $77 million in 1999. The decrease was due to lower sales of instant film offset, in part, by the favorable impact of foreign exchange.

Global Operations costs were $96 million in 2000 compared with $164 million in 1999. The decrease was due to continued cost savings and manufacturing efficiencies, the absence of a charge recorded in 1999 that related to the Company's graphic arts business and the favorable impact of foreign exchange.

Research and Development costs were $83 million in 2000 compared with $85 million in 1999. In 2000, the Company increased spending on research and engineering activities related to its new instant and digital imaging products, but the increase was more than offset by the absence of costs for activities associated with non-core businesses that the Company exited.

Corporate costs were $149 million in 2000 compared with $134 million in 1999. The increase was due to the absence of a $25 million settlement gain recorded in 1999 that related to the Company's pension plan, higher expenses, including depreciation, for centralized information systems and a planned increase in spending for central marketing activities primarily in support of the Company's new products. The increases were offset, in part, by the absence of a $21 million charge recorded in 1999 that related to the Company's graphic arts business and, to a lesser degree, the impact of restructuring charges, which related primarily to accrued severance costs, that were reversed in the fourth quarter of 2000 to reflect the completion of the Company's restructuring program (refer to the section titled "Restructuring and Other Charges" for information on the restructuring program).

The net of other income and expense was income of $34 million in 2000 compared with an expense of $17 million in 1999. In 2000, other income included approximately $22 million of gains on the sale of real estate and, to a lesser degree, other gains primarily from the sale of certain investments. In 1999, other expense included a non-cash charge of $35 million to write-off the carrying value of the Company's preferred stock investment in Sterling Dry Imaging Systems, Inc., offset, in part, by approximately $12 million of gains on the sale of real estate.

Interest expense increased to $85 million in 2000 compared with $77 million for the same period in 1999. The increase was due to a higher average interest rate on the amounts of short-term debt outstanding and, to a lesser degree, higher average amounts of short-term debt outstanding during 2000.

Income tax expense was $20 million or 35% of reported earnings before income taxes in 2000 compared with income tax expense of $5 million or 35% of reported earnings before income taxes in 1999.

In 2000, the Company recorded net earnings of $38 million, or $.84 basic earnings per common share compared with net earnings of $9 million, or $.20 basic earnings per common share in 1999. Diluted earnings per common share was the same as basic earnings per common share in 2000 and 1999.

WORLDWIDE RESULTS FOR THE FOURTH QUARTER OF 2000 COMPARED WITH THE FOURTH
     QUARTER OF 1999

SALES

Worldwide net sales to customers decreased 22% to $506 million in the fourth quarter of 2000 compared with $650 million in the fourth quarter of 1999. The decrease was due to lower sales of instant film in all of the Company's regions and, to a lesser degree, lower sales of other core products excluding digital cameras, the unfavorable impact of foreign exchange and lower sales of instant cameras. The decreases were offset, in part, by higher sales of digital cameras.

The Company estimates that approximately $70 million of the decrease in sales of instant film was caused by inventory reductions at retailers that resulted in lower unit sales of traditional film formats and that an additional $20 million was due to softer consumer demand for traditional film products. The decrease in sales of traditional film formats more than offset the increase in sales of newer film formats. The decrease in sales of instant cameras was the result of changes in the product mix from traditional camera formats to newer camera formats as higher unit sales were more than offset by the impact of the lower average selling prices of the newer products. The decrease in sales of other core products related primarily to videotapes and conventional 35mm cameras and film which accounted for approximately $20 million of the decline. The unfavorable impact of foreign exchange also reduced sales by approximately $20 million.

Worldwide net sales to customers in the fourth quarter of 2000 included approximately $150 million related to new instant cameras and film, digital cameras and other commercial imaging products introduced in the last three years compared with $130 million in the fourth quarter of 1999. These new products include, but are not limited to, the I-Zone Instant Pocket Camera and film, the JoyCam Instant Camera and film, the PhotoMAX line of digital cameras and the SP-350 retail document photo system. New instant camera and film products are priced to appeal to a broader range of customers and, in general, carry lower average selling prices than the traditional instant camera and film products.

On a worldwide basis, unit shipments to customers of instant cameras increased approximately 5% to 4.7 million units in the fourth quarter of 2000 compared with 4.5 million units in the fourth quarter of 1999. Worldwide unit shipments to customers of instant film decreased approximately 14% in the fourth quarter of 2000 compared with the fourth quarter of 1999. In addition, worldwide shipments to customers of digital cameras, most of which occurred in the United States, increased to approximately 600,000 units in the fourth quarter of 2000, which is an increase of approximately 70% over the same period of 1999.

In the Americas Region, on a unit basis, shipments to customers of instant cameras increased approximately 18% while unit shipments to customers of instant film decreased by approximately 10% in the fourth quarter of 2000 compared with the fourth quarter of 1999. Sales in the Americas Region decreased 15% to $353 million in the fourth quarter of 2000 compared with $417 million in the fourth quarter of 1999. The decrease in sales was due to lower sales of instant film, other core products excluding digital cameras and, to a lesser degree, instant cameras. The decreases were offset, in part, by higher sales of digital cameras. The decrease in sales of instant film was the result of lower unit sales of traditional film formats and was caused by a slowing economy in the United States that resulted in retailers reducing their inventories and lower demand for these products at retail. The decrease in sales of instant cameras was the result of changes in the product mix from traditional camera formats to newer camera formats as higher unit sales were more than offset by the impact of the lower average selling prices of the newer products. Lower sales of other core products related primarily to videotapes, which the Company is phasing out of its product line in the United States and Canada, and conventional 35mm cameras and film.

In the European Region, on a unit basis, shipments to customers of instant cameras decreased approximately 15% while unit shipments to customers of instant film decreased by approximately 22% in the fourth quarter of 2000 compared with the fourth quarter of 1999. Sales in the European Region decreased 35% to $91 million in the fourth quarter of 2000 compared with $141 million in the fourth quarter of 1999. The decrease in sales was due to lower sales of instant film, the unfavorable impact of foreign exchange and, to a lesser degree, lower sales of instant cameras and other core products. The decrease in instant film sales reflected lower unit sales of all traditional formats and was caused by changes in retailer buying patterns and a shift in commercial-user demand to other media formats.

In the Asia Pacific Region, on a unit basis, shipments to customers of instant cameras decreased approximately 3% while unit shipments to customers of instant film decreased by approximately 16% in the fourth quarter of 2000 compared with the fourth quarter of 1999. Sales in the Asia Pacific Region decreased 33% to $62 million in the fourth quarter of 2000 compared with $92 million in the fourth quarter of 1999. The decrease in sales was due to lower sales of instant film and, to a lesser degree, instant cameras. The decreases in sales of instant cameras and film, which occurred primarily in Japan and included both traditional and new formats, were the result of changes in retailer buying patterns, adjustments in retailer inventory levels and lower demand for traditional products at retail.

PROFIT/(LOSS) FROM OPERATIONS

Worldwide profit from operations in the fourth quarter of 2000 was $1 million compared with profit from operations of $62 million in the fourth quarter of 1999. The decrease was due to the impact of lower sales of instant film and, to a lesser degree, the impact of lower sales of other core products excluding digital cameras. The decreases were offset, in part, by lower manufacturing costs. The Company's gross margin decreased to 36% in the fourth quarter of 2000 from 41% in the fourth quarter of 1999. The decrease was caused primarily by the mix of products sold in the quarter, principally instant film, and by the impact of reductions in manufacturing production schedules.

Profit from operations in the Americas Region was $74 million in the fourth quarter of 2000 compared with $100 million in the fourth quarter of 1999. The decrease was due to the impact of lower sales of instant film and, to a lesser degree, other core products excluding digital cameras. The decreases were offset, in part, by lower marketing overhead costs.

Profit from operations in the European Region was $5 million in the fourth quarter of 2000 compared with $25 million in the fourth quarter of 1999. The decrease was due to the unfavorable impact of foreign exchange and the impact of lower sales of instant film offset, in part, by lower marketing overhead costs.

Profit from operations in the Asia Pacific Region was $9 million in the fourth quarter of 2000 compared with $20 million in the fourth quarter of 1999. The decrease was due primarily to the impact of lower sales of instant film.

Global Operations costs were $31 million in the fourth quarter of 2000 compared with $46 million in the fourth quarter of 1999. The decrease was due to the favorable impact of foreign exchange on manufacturing costs. In the fourth quarter of 2000, lower manufacturing costs were offset, in part, by manufacturing inefficiencies that resulted from reductions in the Company's production schedules. The changes to production schedules were made to respond to the economic factors that impacted sales in the fourth quarter of 2000.

Research and Development costs were $22 million in the fourth quarter of 2000 compared with $21 million in the fourth quarter of 1999.

Corporate costs were $34 million in the fourth quarter of 2000 compared with $16 million in the fourth quarter of 1999. The increase was due to the absence of a $25 million settlement gain recorded in the fourth quarter of 1999 that related to the Company's pension plan. The increase was offset, in part, by the impact of restructuring charges, which related primarily to accrued severance costs, that were reversed in the fourth quarter of 2000 to reflect the completion of the Company's restructuring program (refer to the section titled "Restructuring and Other Charges" for information on the restructuring program).

The net of other income and expense was income of $13 million in the fourth quarter of 2000 compared with income of $2 million in the fourth quarter of 1999. In the fourth quarter of 2000, other income included approximately $9 million of gains on the sale of real estate and, to a lesser degree, gains on certain investments.

Interest expense increased to $23 million in the fourth quarter of 2000 compared with $20 million for the same period in 1999. The increase was due to higher average amounts of short-term debt outstanding during the fourth quarter of 2000.

Income tax benefit was $3 million or 36% of the reported loss before income taxes in the fourth quarter of 2000 compared with income tax expense of $15 million or 35% of reported earnings before income taxes in the fourth quarter of 1999.

In the fourth quarter of 2000, the Company recorded a net loss of $6 million, or $.13 basic loss per common share compared with net earnings of $29 million, or $.64 basic earnings per common share in the fourth quarter of 1999. Diluted earnings/loss per common share was the same as basic earnings/loss per common share in the fourth quarters of 2000 and 1999.

WORLDWIDE RESULTS FOR 1999 COMPARED WITH 1998

SALES

Worldwide net sales to customers increased 7% to $1,979 million in 1999 compared with $1,846 million in 1998. The increase was due to sales of new products in all of the Company's regions. The increase was offset, in part, by lower sales of other core products.

In 1999, on a unit basis, worldwide shipments to customers of instant cameras increased 106% to 9.7 million from 4.7 million in 1998 while shipments to customers of instant film increased by approximately 12% compared with 1998. The increase in shipments of instant cameras was due primarily to new products and, to a lesser degree, instant cameras other than new products. The increase in shipments of instant film was due to new products.

Sales in the Americas Region increased 9% to $1,230 million in 1999 compared with $1,131 million in 1998. The increase was due to sales of new products primarily in the United States offset, in part, by lower sales of other core products. Sales in the Region during 1998 declined following a decision, made in conjunction with the Company's major dealers, to reduce inventories at the dealer level in the United States.

In the Americas Region, on a unit basis, shipments to customers of instant cameras increased 79% while shipments to customers of instant film increased by approximately 4% in 1999 compared with 1998. The increase in shipments of instant cameras and film was due to sales of new products. At the retail level in the United States, based on an independent survey of retail sales of the Company's products at food, drug and mass retailers by ACNielsen, dollar sales of instant cameras increased 30% while dollar sales of integral film increased by approximately 4% in 1999 compared with 1998.

Sales in the European Region decreased 5% to $428 million in 1999 compared with $449 million in 1998. The decrease was due to lower sales of other core products, the sales mix of instant film other than new products and the unfavorable impact of foreign exchange. The decrease was offset, in part, by sales of new products and, to a lesser degree, returns of instant film other than new products from dealers in Russia that occurred in 1998 and did not recur in 1999. The loss associated with those returns was offset by reducing a reserve established in 1998 for that purpose.

In the European Region, on a unit basis, shipments to customers of instant cameras increased 97% while shipments to customers of instant film increased by approximately 4% in 1999 compared with 1998. The increase in shipments of instant cameras and film reflected sales of new products.

Sales in the Asia Pacific Region increased 21% to $321 million in 1999 compared with $266 million in 1998. The increase was due to sales of new products, principally in Japan, and to a lesser degree, the favorable impact of foreign exchange. The increase was offset, in part, by a decrease in sales of other core products.

In the Asia Pacific Region, on a unit basis, shipments to customers of instant cameras increased 180% while shipments to customers of instant film increased by approximately 5% in 1999 compared with 1998. The increase in shipments of instant cameras and film was due to sales of new products.

PROFIT/(LOSS) FROM OPERATIONS

Worldwide profit from operations in 1999 was $108 million compared with a loss from operations of $49 million in 1998. Profit from operations in 1999 included a charge of $40 million related to the Company's graphics art business. Profit from operations in 1999 also included a settlement gain of $25 million related to the Company's pension plan which essentially offset approximately $24 million of charges and losses recorded in the fourth quarter of 1999 primarily associated with certain non-core businesses that were being rationalized or exited during 1999 and certain core products being phased out. Profit from operations in 1998 included a restructuring charge of $50 million and asset write-offs unrelated to restructuring of $53 million. Excluding the charges, losses, write-offs and settlement gain described above, profit from operations increased to $147 million in 1999 compared with $54 million in 1998. The increase was due to lower manufacturing costs, savings from restructuring and the impact of higher sales of new products. These increases were offset, in part, by the impact of lower sales of other core products and the unfavorable impact of foreign exchange.

In the third quarter of 1999, the Company agreed to contribute the net assets of its graphics arts business to a joint venture in exchange for a redeemable preferred equity interest and a less than 20% common equity interest in the joint venture. In connection with this transaction, the Company recorded charges of $16 million to increase reserves primarily for trade accounts receivable and inventories, $4 million for liabilities related to the disposition of the business and $3 million for severance costs related to approximately 30 employees who were terminated as a result of the agreement. The majority of these liabilities were paid by the end of 2000. In addition, the Company recorded an impairment loss of $17 million based on its evaluation of the estimated fair value of its investment in the new joint venture. The transaction was completed during the fourth quarter of 1999. Under the terms of the agreement, the Company is not required to provide any future funding to the joint venture. Of the total $40 million charge related to the graphics arts business, approximately $25 million was recorded in cost of goods sold and $15 million was recorded in marketing and administrative expenses. On a segment basis, the Company allocated $5 million to the Americas Region, $3 million to the European Region, $11 million to Global Operations and $21 million to the non-segment Corporate category.

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

In 1998, the Company recorded a restructuring charge of $50 million that related to an extension of the Company's 1997 restructuring program. Refer to the section titled "Restructuring and Other Charges" for information on the restructuring program.

The asset write-offs in 1998 consisted of $30 million related to the Company's operations in Russia and an additional $23 million associated with a number of non-core businesses and less profitable products. The write-offs related to the Company's total investment in its Russian operations included $10 million in reserves for trade accounts receivable recorded in the second quarter of 1998 and an additional $10 million in reserves for trade accounts receivable recorded in the fourth quarter of 1998. The remainder of the $30 million consisted of $4 million of prepaid expenses, $3 million of abandoned fixed assets, $2 million of inventory and $1 million of liquidation costs. These charges reflected the collapse of the Russian economy in 1998 and, due to the lack of liquidity in Russia, the low likelihood of realizing value for those assets. The likelihood of realizing value for the trade accounts receivable was further reduced because the Russian legal system provided limited potential to enforce collection of those accounts. The Company also reassessed its business model in Russia and determined that the continuation of the subsidiary operating structure had become untenable because of the precipitous decline in the level of business and the complicated governmental regulatory environment. The Company subsequently closed its Russian subsidiary and relocated its sales operations to subsidiaries outside of Russia. Of the total $30 million, the Company recorded $28 million of these write-offs in marketing and administrative expenses and $2 million in cost of goods sold. On a segment basis, the entire $30 million was allocated to the European Region.

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

Profit from operations in the Americas Region was $333 million in 1999 compared with $318 million in 1998. The increase was due to the impact of higher sales of new products and, to a lesser degree, the impact of sales mix and a change in the Company's promotional strategy for instant film other than new products.

Profit from operations in the European Region was $81 million in 1999 compared with $36 million in 1998. The change reflected $30 million of asset write-offs recorded in 1998 that did not recur in 1999. The asset write-offs related to the Company's operations in Russia as described above. Profit from operations also increased due to lower marketing and administrative expenses, primarily reflecting the consolidation of the operations in the Region, and, to a lesser degree, the impact of higher sales of new products. These increases were offset, in part, by the impact of sales mix for instant film other than new products, the impact of lower sales of other core products and the unfavorable impact of foreign exchange.

Profit from operations in the Asia Pacific Region was $77 million in 1999 compared with $59 million in 1998. The increase was due to the impact of higher sales of new products and, to a lesser degree, the favorable impact of foreign exchange. These increases were offset, in part, by higher spending on advertising and promotional activities and the impact of lower sales of other core products.

Global Operations costs were $164 million in 1999 compared with $187 million in 1998. The decrease was primarily the result of lower manufacturing costs (including savings from restructuring) in 1999. Global Operations costs in 1998 were unfavorably impacted by reduced production volumes and start-up costs for new products.

Research and Development costs were $85 million in 1999 compared with $120 million in 1998. The decrease was the result of savings from restructuring and the continuing focus of the Company's research and development activities on its core imaging business.

Corporate costs were $134 million in 1999 compared with $155 million in 1998. Corporate costs in 1999 included a settlement gain of approximately $25 million and asset write-offs related to the Company's graphics arts business of approximately $21 million. Corporate costs in 1998 included a restructuring charge of $50 million. Excluding the settlement gain, asset write-offs and the restructuring charge described above, Corporate costs were $123 million in 1999 and $105 million in 1998. This increase was due to higher expenses, including depreciation, for centralized information systems and increased central marketing activities.

The net of other income and expense was an expense of $17 million in 1999 compared with income of $68 million in 1998. In 1999, the Company recorded a non-cash charge of $35 million to write-off the carrying value of its preferred stock investment in Sterling Dry Imaging Systems, Inc. ("SDIS"), a subsidiary of SDI Holding Corporation ("SDHI"). The Company had obtained investment positions in SDHI and SDIS in exchange for the Company's Helios medical diagnostic imaging equipment line. In 1999, a third party acquired SDHI, excluding SDIS, which under the acquisition agreement was spun-off to a liquidating trust. Based on available information, the Company determined that SDIS was not viable as a stand-alone business and the proceeds of the liquidating trust were not sufficient to redeem the Company's investment. In addition, the decrease in other income from 1998 to 1999 was due to lower gains on the sale of real estate which totaled $12 million in 1999 and $68 million in 1998. The decreases were offset, in part, by an increase in royalty income associated with certain technology licensing agreements.

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

The Company recorded net income of $9 million, or $.20 basic earnings per common share in 1999, compared with a net loss of $51 million, or $1.15 basic loss per common share in 1998. Diluted earnings/loss per common share was the same as basic earnings/loss per common share in 1999 and 1998.

RESTRUCTURING AND OTHER CHARGES

In 1997, the Company recorded restructuring and other charges of $340 million which consisted of severance costs, impairment losses on certain long-lived assets, other asset write-downs and exit costs associated with certain businesses. Of this amount, approximately $17 million represented inventory write-downs which were included in cost of goods sold. In 1998, the Company recorded a $50 million restructuring charge related to an expansion of the severance component of the 1997 program. These charges (collectively, the "1997 Program") were allocated to the non-segment Corporate category and were undertaken as the result of management's assessment of the Company's infrastructure, to strengthen its competitive cost position, to streamline operations and to improve profitability by consolidating and selling manufacturing facilities and reducing corporate overhead. The strategic objective of the 1997 Program was to reduce the cost of developing, manufacturing, selling and distributing the Company's products; to change and improve business processes; to deliver new products more efficiently; to improve financial performance; and to fundamentally alter how the Company conducts business globally.

Approximately $150 million of the charges recorded in 1997 for the 1997 Program related to an involuntary severance program under which approximately 1,800 employees (consisting of sales and marketing employees in the regional segments:
Americas - 16%; Europe - 24%; Asia Pacific - 9%; primarily manufacturing employees in Global Operations - 36%; research and engineering employees in Research and Development - 5%; and administrative employees in the non-segment Corporate category - 10%) were expected to leave the Company. The 1998 extension to this involuntary severance program added approximately 1,000 additional employees (consisting of sales and marketing employees in the regional segments:
Americas - 7%; Europe - 14%; Asia Pacific - 3%; primarily manufacturing employees in Global Operations - 65%; research and engineering employees in Research and Development - 10%; and administrative employees in the non-segment Corporate category - 1%). Of the total amount provided for severance under the 1997 Program, approximately $10 million related to pension curtailment costs and $5 million related to pension enhancement costs incurred primarily for certain non-U.S. employees that were terminated under this program.

In the Americas, European and Asia Pacific segments, the major impact of the 1997 Program consisted of reducing the number of employees associated with sales and marketing activities. The impact of the 1997 Program in the European segment also consisted of consolidating back office activities in a centralized location.

The impact of the 1997 Program in Global Operations consisted of reducing the number of direct and indirect employees located at manufacturing facilities in both the United States and Europe that were associated with the manufacture of instant film and, to a lesser degree, instant hardware, along with employees required to procure goods and services and distribute finished products. The 1997 Program in Global Operations also included employees at the Company's chemical manufacturing facility in Freetown, Massachusetts that the Company sold in February 1998.

The impact of the 1997 Program in the Research and Development segment consisted of reducing the number of employees associated with research and engineering activities in the United States and to focus the Company's research and development activities on its core imaging business.

The 1997 Program affected the non-segment Corporate category by reducing the number of employees in the United States that support functions such as central marketing, finance, legal, information management, administration, human resources and facilities support.

In addition to severance, the asset impairment portion of the 1997 Program amounted to approximately $163 million. Of the $163 million, approximately $106 million was related to the write-down of the Company's underutilized New Bedford coating facility to an independently determined fair value of approximately $18 million. The New Bedford coating facility was designed and specially built to manufacture large volumes of high quality media for the Company's graphics and medical diagnostic imaging businesses. However, growth of these businesses did not materialize as planned and, as a result, the Company continues to pursue several strategic options for the future use of this facility, including outright sale. Approximately $22 million of the asset impairment related to the write-off of battery assembly equipment that was not required to support anticipated production requirements. This equipment was initially constructed in anticipation of significant growth in instant film sales in the emerging markets of Russia and Asia. During 1997, it became clear that these volume assumptions were no longer valid based on weakness in demand and an unfavorable outlook in those emerging markets. In 1997, the Company abandoned this special-purpose equipment in place because it believed that it had no future use or salvage value and sale to a third party was not likely.

The $163 million also included a loss of approximately $22 million on the sale of the Company's underutilized chemical manufacturing facility in Freetown, Massachusetts. The Freetown facility was used to manufacture certain chemical components of the Company's instant film. Because of competitive changes in the specialty chemical industry and the fact that the Company's expectation of future sales of instant film in certain emerging markets did not materialize, the Company sought the outright sale of the Freetown facility. The write-down of the Freetown facility was based on the terms of a purchase and sale agreement and the terms of a long-term supply agreement under which the Company agreed to purchase certain chemicals used to manufacture its instant film. The Company entered the purchase and sale agreement and the long-term supply agreement in the fourth quarter of 1997. The sale of the Freetown facility was completed in the first quarter of 1998. Additionally, the asset impairment portion of the 1997 Program included approximately $13 million related to other fixed assets which were not individually material. The write-down of these fixed assets occurred because the assets were no longer required in its U.S. manufacturing operations due primarily to the consolidation of certain manufacturing operations. The assets related to the asset impairment portion of the 1997 Program were primarily located in Global Operations. The Company also recorded approximately $4 million for exit costs and, to a lesser degree, severance liabilities related to the sale of the Freetown facility.

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

Employee terminations under the 1997 Program were completed during the fourth quarter of 2000. As a result, the Company reversed approximately $6 million of restructuring charges in the fourth quarter of 2000 that related primarily to accrued severance costs. The remaining accrual relates to a series of cash payments, totaling approximately $5 million, that the Company will make in 2001 to certain employees who terminated in 2000. Approximately $177 million of cash payments related to severance were made from the inception of the 1997 Program through December 31, 2000 to the approximately 2,700 employees who were terminated under the 1997 Program. The Company expects to realize a benefit of approximately $140 million on an annualized basis from the 1997 Program.

In February 2001, the Company announced a worldwide restructuring program designed to reduce overhead costs, realign the Company's resources and allow the Company to accelerate the implementation of its digital strategy. Accordingly, the Company will record pre-tax restructuring and other charges of approximately $80 million in the first quarter of 2001. The charges, which will be allocated to the non-segment Corporate category, will include approximately $50 million of severance costs related to an involuntary severance program and approximately $30 million of asset write-offs. The Company expects to generate savings of approximately $60 million on an annualized basis from this program. The severance components of this program will result in the reduction of approximately 950 jobs over the next twelve months. Nearly half of the employees in this program will be from the Global Operations segment and the remainder from the Company's other segments and the non-segment Corporate category.

FINANCIAL LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents were $97 million at December 31, 2000 and $92 million at December 31, 1999. Net cash used by operating activities in 2000 was $1 million. Net earnings, adjusted for non-cash items (i.e., depreciation, gains on the sale of real estate and other non-cash items), provided $153 million to cash flow from operating activities and a decrease in accounts receivable provided an additional $42 million. The increases in cash flow were offset by a decrease in current liabilities, excluding short-term debt, of $127 million and an increase in inventories of $101 million. Lower than anticipated shipments in the second half of 2000 were the primary reason for the decrease in accounts receivable and the increase in inventories. The decrease in current liabilities, which related primarily to accrued compensation and benefits, was primarily the result of severance payments made under the 1997 Program.

Net cash used by investing activities was $68 million in 2000 and consisted primarily of $129 million of additions to property, plant and equipment offset, in part, by $57 million of proceeds related primarily to the sale of real estate and the Company's technical polarizer and display film business. Net cash provided by financing activities was $81 million in 2000 and related to an increase in short-term debt of $108 million offset by $27 million of dividend payments to stockholders.

Working capital, defined as current assets less current liabilities, was $325 million at December 31, 2000 compared with $358 million at December 31, 1999. The decrease was due primarily to an increase in the level of short-term debt and a decrease in accounts receivable offset, in part, by an increase in inventories. In 2001, the Company expects to reduce inventories and accounts receivable and the cash generated from these reductions, along with other sources of cash, will be used to reduce the amount of debt outstanding. The Company plans to reduce its inventories by selling the excess that built up in the second half of 2000 and implementing production schedules consistent with its conservative economic outlook for the first half of 2001. The Company expects that receivable balances will decrease as the Company implements procedures to reduce the number of days sales outstanding.

In 2000, capital spending totaled $129 million compared with $171 million for the same period of 1999. The decrease was the result of lower spending on the Company's enterprise-wide software system, new products (consistent with the Company's launch schedule) and capital improvements related to the consolidation of the Company's real estate holdings. The decreases were offset, in part, by higher spending on the Company's Internet initiatives.
The Company expects total capital spending to be $115 million or less in 2001.

The Company has financed its operations with the following sources of debt: the Amended Credit Agreement (defined below); the U.K. Credit Agreement (defined below); short-term lines of credit; and the Company's outstanding 6 3/4% Notes due January 15, 2002 (the "2002 Notes"), 7 1/4% Notes due January 15, 2007 (the "2007 Notes") and 11 1/2% Notes due February 15, 2006 (the "2006 Notes").

At December 31, 2000, the Company had $364 million outstanding in short-term debt which was comprised of $320 million under the Amended Credit Agreement, $31 million under the U.K. Credit Agreement and $13 million under uncommitted short-term lines of credit. At December 31, 1999, the Company had $259 million outstanding in short-term debt which was comprised of $235 million under the Amended Credit Agreement, $8 million under the U.K. Credit Agreement and $16 million under uncommitted short-term lines of credit.

The Company's domestic credit agreement (as amended, the "Amended Credit Agreement") provided for a maximum commitment of $350 million on a revolving basis and is scheduled to mature on December 31, 2001. In connection with the Amended Credit Agreement, the Company entered into a security agreement and certain related documents that granted the lenders a first security interest in certain of the Company's domestic inventories and trade accounts receivable. Funds borrowed under the Amended Credit Agreement have borne interest, at the Company's option, at either the prime rate of J.P. Morgan Chase & Co. ("Prime") plus a margin or LIBOR on euro-dollar loans plus a margin. The margins ranged from 0% to 1.275% for Prime-based loans and from 0.190% to 2.275% for euro-dollar loans based on the Company's credit rating. In addition, the Company has paid the lenders a facility fee ranging from 0.085% to 0.725% depending on the Company's credit rating, a commitment fee on unused commitments ranging from 0% to 0.025% on an annual basis depending on the Company's credit rating and a fee to the administrative agent. The weighted average interest rate on amounts outstanding under the Amended Credit Agreement was 8.7% at December 31, 2000 and 7.6% at December 31, 1999.

The credit facility of the Company's wholly-owned subsidiary, Polaroid (U.K.) Limited ("Polaroid U.K."), for which the Company acts as guarantor, provided for a maximum commitment of 72.5 million euros or approximately $67 million at December 31, 2000 and $73 million at December 31, 1999 (the "U.K. Credit Agreement") and is scheduled to mature on December 31, 2001. Several of the Company's foreign subsidiaries granted the lenders under this facility a security interest in certain foreign inventories and receivables. Borrowings under the U.K. Credit Agreement have borne a margin of approximately 25 basis points higher than that paid under the Amended Credit Agreement. The weighted-average interest rate of amounts outstanding under the U.K. Credit Agreement was 7.6% at December 31, 2000 and 7.5% at December 31, 1999.

The Amended Credit Agreement and the U.K. Credit Agreement require the Company to maintain financial ratios related to the maximum level of debt to earnings before interest, taxes, depreciation, and amortization (as defined in the Amended Credit Agreement) of 3.30 to 1 (the "Debt/EBITDA Ratio") and minimum interest coverage (as defined in the Amended Credit Agreement) of
3.00 to 1 (the "Interest Coverage Ratio"). In addition to financial ratios, the Amended Credit Agreement and the U.K. Credit Agreement contain certain covenants that restrict, among other things, the Company's ability to do the following: make certain capital expenditures; make certain payments; incur debt in addition to the 2006 Notes; incur certain liens; make certain investments; enter into certain sale leaseback transactions; merge, consolidate, sell or transfer all or substantially all of the Company's assets subject to certain financial conditions; enter into certain transactions with affiliates; and pay dividends and repurchase stock. The Company complied with the covenants and requirements of the Amended Credit Agreement and the U.K. Credit Agreement in 2000.

The Company entered into a waiver to the Amended Credit Agreement effective as of February 16, 2001, which waives defaults and potential defaults of the Interest Coverage Ratio and Debt/EBITDA Ratio covenants until May 15, 2001. The waiver provides for the availability of borrowings for actual cash needs arising in the ordinary course of business up to the maximum commitment of $350 million and grants the lenders a securitiy interest in substantially all of the Company's personal property including equipment, patents, trademarks and other intellectual property and the capital stock of its subsidiaries and a mortgage on certain real estate, in each case, as permitted by the indentures under which certain of the Company's debt was issued. Because the U.K. Credit Agreement incorporates the covenants contained in the Amended Credit Agreement, a waiver of the U.K. Credit Agreement was entered into effective as of February 16, 2001, that waives defaults and potential defaults for the same period as the waiver to the Amended Credit Agreement. The waiver to the U.K. Credit Agreement provides for the availability of borrowings to a maximum commitment of 57 million euros or approximately $52 million at March 23, 2001.

During the waiver period, funds borrowed under the Amended Credit Agreement will bear interest, at the Company's option, at either Prime plus 1.525% or LIBOR plus 2.525% regardless of the Company's credit rating. In addition, the Company will pay the lenders a facility fee of 0.725%, a commitment fee on unused commitments of 0.025% and a fee to the administrative agent. Funds borrowed under the U.K. Credit Agreement will bear interest at LIBOR plus 2.5%. At March 23, 2001, the weighted average interest rate on amounts outstanding under the Amended Credit Agreement was approximately 7.5% and the weighted average interest rate on amounts outstanding under the U.K. Credit Agreement was approximately 6.5%.

If the Company is unsuccessful in its negotiations with its existing lenders, the lenders will have the right to demand repayment of their loans when the waivers expire, because the Company believes it will then be in default of the Amended Credit Agreement and the U.K. Credit Agreement. In addition, if the lenders under the Amended Credit Agreement and the U.K. Credit Agreement were to demand repayment of their loans, the Company could also be required to repay the amounts of debt outstanding that were issued under the Company's indentures because of the cross-default provisions in the indentures. There can be no assurance that the Company's existing lenders will agree to extend the waivers or to amend the Amended Credit Agreement and the U.K. Credit Agreement in order to eliminate the potential covenant violations that are expected to exist when the waivers expire or that the Company will be able to raise the required funds to refinance the Amended Credit Agreement and the U.K. Credit Agreement at maturity or earlier if the waivers expire without an extension or an amendment in place and the lenders demand repayment of their loans under these agreements.

The Company is considering all of its options with respect to amending and refinancing the Amended Credit Agreement, the U.K. Credit Agreement and the 2002 Notes due January 15 and has retained a financial advisor to assist it with these matters. The Company is currently involved in negotiations with its existing lenders with respect to amendments to the Amended Credit Agreement and the U.K. Credit Agreement and with several other financial institutions with respect to the possible refinancing of these agreements and the 2002 Notes. Based on these negotiations, the Company believes that it will be able to either extend the waivers or obtain amendments of the Amended Credit Agreement and the U.K. Credit Agreement through December 31, 2001 prior to the expiration of the waivers. The Company expects to complete the refinancing of the Amended Credit Agreement, the U.K. Credit Agreement and, if necessary the 2002 Notes, in the second half of 2001. The Company expects that the implementation of its refinancing strategy and its plans to reduce costs and generate cash flow (as discussed in "Outlook" below) will provide the liquidity necessary to pay down the 2002 Notes.

Subject to the negotiation of amendments to and refinancing of the Amended Credit Agreement and the U.K. Credit Agreement, the Company believes that the availability of funds under the Amended Credit Agreement and the U.K. Credit Agreement and any related refinancing, including the 2002 Notes, combined with funds generated from operations and proceeds from the sale of assets, will be adequate to meet working capital needs and fund spending for growth and maintenance of existing operations for at least the next twelve months. See "Factors That May Affect Future Results."

In addition to its short-term debt, the Company had $574 million outstanding in long-term debt at December 31, 2000. The amounts outstanding were comprised of $150 million of 2002 Notes, $149 million of 2007 Notes and $275 million of 2006 Notes.

The indenture, pursuant to which the 2006 Notes were issued, contains certain covenants that restrict, among other things, the Company's ability to do the following: make certain restricted payments, including dividends on and the purchase of the Company's common stock; incur additional debt and issue preferred stock; incur certain liens; enter into sale leaseback transactions; enter into certain transactions with affiliates; and enter into certain mergers and consolidations or sell all or substantially all of the properties or assets of the Company.

In the fourth quarter of 2000, the Company's credit ratings and long-term debt ratings were downgraded to BB- and B+, respectively, by both Standard & Poor's ("S&P") and Fitch IBCA, Duff & Phelps ("Fitch"). S&P and Fitch have both reported that they have a negative outlook for the Company's credit ratings. In March 2001, Moody's downgraded its credit rating for the Company and its long-term debt to B3 and B2, respectively. Moody's also reported that it has a negative outlook for the Company's credit ratings.

On February 12, 2001, the Company announced that it was suspending its quarterly dividend which will save the Company approximately $27 million on an annualized basis that can be used for general corporate purposes.

The Company estimates that its short-term debt was approximately $544 million at March 23, 2001, compared with $364 million on December 31, 2000. The amount of short-term debt outstanding at March 23, 2001, was comprised of approximately $320 million under the Amended Credit Agreement, $47 million under the U.K. Credit Agreement, $27 million under uncommitted short-term lines of credit and $150 million of the 2002 Notes, which has been reclassified as short-term debt because the 2002 Notes are due in less than twelve months. At March 23, 2001, the Company had approximately $30 million available for borrowing under the Amended Credit Agreement and approximately $5 million available under the U.K. Credit Agreement.

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

The Company maintains a Monetary Control Center (the "MCC") which operates under written policies and procedures that define its day-to-day operating guidelines. In addition, the MCC is subject to random independent audits and reports to a supervisory committee comprised of members of the Company's senior management. The MCC publishes regular reports to the supervisory committee detailing foreign currency activities. Exposure limits for nonfunctional currency denominated borrowings and forward exchange contracts are outlined in the MCC's policies and procedures. Currency option purchases require approval from the Company's senior management.

To minimize the impact of currency fluctuations on its net monetary assets denominated in currencies other than the relevant functional currency ("nonfunctional currencies") the Company engages in nonfunctional currency denominated borrowings. The Company determines the aggregate amount of such borrowings based on forecasts of each entity's nonfunctional currency denominated net monetary asset position and the relative strength of the functional currencies compared with the nonfunctional currencies. These borrowings create nonfunctional currency denominated liabilities that hedge the Company's nonfunctional currency denominated net monetary assets. Upon receipt of the borrowed nonfunctional currency denominated funds, the Company converts those funds to the functional currency at the spot exchange rate. Exchange gains and losses on the nonfunctional currency denominated borrowings are recognized in earnings as incurred. The amount of the Company's outstanding short-term debt incurred for hedging purposes was $44 million at December 31, 2000 and $24 million at December 31, 1999.

Alternatively, the Company may use forward exchange contracts to minimize the impact of currency fluctuations on its net monetary assets denominated in nonfunctional currencies. The term of these contracts typically does not exceed six months and the Company does not enter into forward exchange contracts for trading purposes. The aggregate notional value of the Company's outstanding forward exchange contracts was $76 million at December 31, 2000 and $102 million at December 31, 1999.

The Company has limited flexibility to increase prices in local currencies and offset the adverse impact of foreign exchange. As a result, the Company purchases U.S. dollar call/foreign currency put options which allows it to protect a portion of its expected foreign currency denominated revenues from adverse currency exchange movement. The term of purchased options typically does not exceed 18 months and all of the option contracts outstanding at December 31, 2000 expire in 2001. The Company does not write options or purchase options for trading purposes. The notional value of the Company's outstanding option contracts, all of which were denominated in Japanese yen or euros, was $126 million at December 31, 2000 and $131 million at December 31, 1999.

IMPACT OF INFLATION

Inflation continues to be a factor in many of the countries in which the Company does business. The Company's pricing strategy and continuing efficiency improvements have offset inflation and normal cost increases to a considerable degree. The overall inflationary impact on the Company's earnings has not been material.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), that establishes accounting and reporting requirements for derivative instruments and for hedging activities. FAS 133 requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge of the exposures to changes in fair value of recognized assets or liabilities or unrecognized firm commitments, a hedge of the exposure to variable cash flows of a forecasted transaction, or a hedge of the foreign currency exposure of a net investment in a foreign operation, unrecognized firm commitments, an available-for-sale security or a foreign-currency denominated forecasted transaction. The accounting for changes in fair value under FAS 133 depends on the intended use of the derivative and the resulting designation.

In June 1999, the FASB issued Statement of Financial Accounting Standards Board Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date of FAS 133 by one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement of Financial Accounting Standards Board No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" ("FAS 138"), which will be adopted concurrently with FAS 133. FAS 138 amends the accounting and reporting standards of FAS 133 for certain derivative instruments and hedging activities and incorporates conclusions reached by the FASB related to the Derivatives Implementation Group process. The Company does not believe that the adoption of these standards will have a material impact on its results of operations or its financial position.

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

In 1998, the Company formed an Economic and Monetary Union Steering Committee and Project Team (the "EMU Committee"). The EMU Committee has analyzed the impact of the euro conversion on the Company in a number of areas, including the Company's information systems, product pricing, finance and banking resources, foreign exchange management, contracts and accounting and tax departments. While the Company is in the process of making certain adjustments to its business and its operations to accommodate the euro conversion, the Company believes, based on information available at this time and on several assumptions, that the euro conversion process will not have a material adverse impact on its results of operations or its financial position.

OUTLOOK

The following, together with statements under "Financial Liquidity and Capital Resources" above, is an overview of the Company's outlook for the future and contains forward-looking statements. Actual results are dependent on a number of factors that are described under "Factors That May Affect Future Results." As a result, actual results could differ materially from those outlined below.

The Company believes that the factors that negatively impacted its results in the fourth quarter of 2000, including inventory reductions at retailers and softer demand for traditional film formats at retail, will continue to have a negative impact on its results for at least the first half of 2001. The Company expects these factors, combined with the potential for the unfavorable impact of foreign exchange, could result in a loss from operations between $30 and $40 million in the first quarter of 2001 and, although it has forecasted a profit from operations for the second quarter of 2001, the Company's expectation is that it will be less than the $51 million recorded in the second quarter of 2000. Although the Company anticipates that its results in the second half of 2001 will improve, it believes that net sales and operating profit for the full year will approximate those of 2000.

Reducing costs and improving cash flow will be a principal objective of the Company in 2001 and to achieve the objective the Company has started to implement the following strategies:

     -   reducing accounts receivable and inventories;

     -   selling certain assets, including real estate;

     - reducing excess manufacturing capacity by consolidating facilities and moving some production offshore or to contract manufacturers;

     - streamlining the Company's overhead structure and implementing tight cost controls over all aspects of its business; and

     -   reducing capital spending to $115 million or less.

The Company anticipates that it will begin to accrue the benefits from these strategies in 2001.

The Company believes that the strategies outlined above will not impact its efforts to revitalize its core imaging business or impact its ability to accelerate its instant digital printing strategy. Currently, the Company's digital products carry lower profit margins relative to its instant imaging products but new digital printing solutions will include media platforms which the Company anticipates will carry higher margins than digital hardware. The Company also expects that its strategies could translate into growth of sales and operating profits over the next several years.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Some statements in this report, including those under "Financial Liquidity and Capital Resources" and "Outlook" above, may be forward looking in nature, or "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "Act"). These statements may be identified by the use of forward-looking words or phrases such as "expect", "anticipate", "plan", "intend", "will", "estimate", "potential", "strategy" and "forecast" among others. The Company desires to take advantage of the "safe harbor" provisions of the Act. Many of the important factors below have been discussed in prior filings by the Company with the Securities and Exchange Commission. The Company therefore cautions shareholders and investors that actual results may differ materially from those projected in or implied by any forward-looking statement as a result of a wide variety of factors which include, but are not limited to the Company's ability:

     -   to market its core imaging products which requires, among other things:

         - introducing a number of new products each year;

         - expanding certain profitable businesses;

         - increasing revenues while managing the mix of new and traditional products and retail buying patterns; and

         - continuing to reduce costs through operating efficiencies, including savings from restructuring;

     - to penetrate new demographic markets such as children, teens and young adults for its products and new technologies through product innovations, marketing campaigns and expanded distribution;

     - to develop and implement its digital imaging strategy which requires, among other things:

         - applying the Company's technology and expertise in instant imaging to the developing market for digital imaging products;

         - marketing of successful new digital imaging products;

         - successfully developing partnerships and alliances with other companies in the digital imaging market; and

         - accurately anticipating and responding to trends in the rapidly changing digital imaging market;

     - to compete successfully in the instant imaging market against larger and stronger competitors like Fuji Photo Film Co., Ltd. ("Fuji"), and in the digital imaging market against competitors like Eastman Kodak Company, Fuji, Hewlett-Packard Company, Cannon U.S.A., Inc. and Sony Corporation;

     - to implement its strategies to reduce costs and improve cash flow which requires, among other things:

         - the sale of certain assets and working capital reductions to generate cash flow and allow the Company to reduce its debt;

         - the consolidation of manufacturing facilities and streamlining of the Company's overhead structure; and

         - capital spending reductions while continuing to support new product sales and development;

     - to avoid periods of net losses which could require the Company to find additional sources of financing to fund operations, implement its business strategy, meet anticipated capital expenditures, research and development costs and financing commitments;

     - to implement its strategies to amend and refinance the Amended Credit Agreement, the U.K. Credit Agreement and the 2002 Notes;

     - to reduce its debt and limit the Company's vulnerability to general adverse economic conditions; increase its ability to compete with competitors that are less leveraged; increase its ability to fund future working capital needs, capital expenditures, acquisitions, research and development costs and other general corporate requirements; and increase its flexibility to react to changes in the businesses and industry in which it operates;

     - to comply with the covenants in the Amended Credit Agreement, the U.K. Credit Agreement, the indentures governing the 2002 Notes, 2006 Notes and 2007 Notes and certain of the agreements governing short-term lines of credit the failure of which could result in an event of default;

     - to retain its top customers at essentially their current purchasing levels;

     - to sell and market its products worldwide particularly in light of the major risks associated with worldwide operations such as various local laws and customs;

     - to manage its exposure to fluctuation of foreign exchange rates, particularly the Japanese yen and euro;

     -   to further reduce its cycle time in bringing new products to market;

     - to retain certain sole source suppliers, or find timely alternatives, for raw materials, supplies and finished goods necessary for the manufacture and sale of its products, including chemicals, polyester film base, specialty paper and certain components;

     - to develop and continue to protect ownership of, and license as appropriate, valuable intellectual property rights;

     - to comply with the large number of federal, state and local environmental laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of such materials; and;

     - to retain a number of key senior managers and to be able to attract and retain qualified senior managers who can implement the Company's business strategy.

There can be no assurance that the Company will be successful in accomplishing its objectives and meeting the challenges summarized above. If the Company is not successful, the Company's business and results of operations could be negatively impacted.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Polaroid Corporation

We have audited the accompanying consolidated balance sheets of Polaroid Corporation and Subsidiary Companies as of December 31, 2000 and 1999, and the related consolidated statements of earnings, cash flows and changes in common stockholders' equity for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polaroid Corporation and Subsidiary Companies at December 31, 2000 and 1999, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


                                                    /S/ KPMG LLP


Boston, Massachusetts
January 22, 2001, except as to Note 6, Note 15
      and Paragraph 6 of Note 14
      which are as of March 27, 2001

MANAGEMENT'S REPORT

Financial Reporting and Controls

The financial statements presented in this report were prepared in accordance with accounting principles generally accepted in the United States of America. The Company maintains a number of measures to assure the accuracy of its financial information. To that end, a system of internal accounting controls and procedures has been developed to provide reasonable assurance that assets are safeguarded and that transactions are recorded and reported properly. The Company also maintains financial policies and procedures, and a program of internal audits, management reviews and careful selection and training of qualified personnel.

The Audit Committee is composed of outside directors. As such, it is in a position to provide additional, independent reviews of the adequacy of internal controls and the quality of financial reporting.


/S/  GARY T. DICAMILLO
     -------------------------------------------------
     Chairman
     and Chief Executive Officer

/S/  CARL L. LUEDERS
     -------------------------------------------------
     Vice President and Acting Chief
     Financial Officer

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF EARNINGS


POLAROID CORPORATION AND SUBSIDIARY COMPANIES                                    Years ended December 31,
(IN MILLIONS, EXCEPT PER SHARE DATA)                                       1998            1999           2000
--------------------------------------------------------------------------------------------------------------------
NET SALES                                                                $1,845.9          $1,978.6      $1,855.6

   Cost of goods sold                                                     1,108.4           1,170.5       1,055.9
   Marketing, research, engineering and administrative
     expenses (Note 2)                                                      736.5             700.5         696.4
   Restructuring charges/(credits)(Note 2)                                   50.0                --          (5.8)
                                                                       -------------- --------------- --------------

TOTAL COSTS                                                               1,894.9           1,871.0       1,746.5
                                                                       -------------- --------------- --------------

PROFIT/(LOSS) FROM OPERATIONS                                               (49.0)            107.6         109.1

   Other income/(expense):
     Interest income                                                          2.9               2.7           5.5
     Other                                                                   64.8             (19.5)         28.6
                                                                       -------------- --------------- --------------

   Total other income/(expense)                                              67.7             (16.8)         34.1
   Interest expense                                                          57.6              77.4          85.3
                                                                       -------------- --------------- --------------

EARNINGS/(LOSS) BEFORE INCOME TAX EXPENSE                                   (38.9)             13.4          57.9
   Federal, state and foreign income tax expense (Note 4)                    12.1               4.7          20.2
                                                                       -------------- --------------- --------------

NET EARNINGS/(LOSS)                                                       $ (51.0)           $  8.7        $ 37.7
                                                                       ============== =============== ==============

BASIC EARNINGS/(LOSS) PER COMMON SHARE (NOTE 1)                           $ (1.15)           $  .20        $  .84

DILUTED EARNINGS/(LOSS) PER COMMON SHARE (NOTE 1)                         $ (1.15)           $  .20        $  .84

CASH DIVIDENDS PER COMMON SHARE                                           $   .60            $  .60        $  .60

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEET


POLAROID CORPORATION AND SUBSIDIARY COMPANIES                                               December 31,
(IN MILLIONS, EXCEPT NUMBER OF SHARES)                                                 1999              2000
--------------------------------------------------------------------------------- ---------------- -----------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                           $   92.0          $   97.2
   Receivables, less allowances of $23.9 in 1999 and $23.8 in 2000 (Note 6)               489.7             435.4
   Inventories (Notes 5 and 6)                                                            395.6             482.5
   Prepaid expenses and other assets (Note 4)                                             130.8             103.5
                                                                                  ---------------- -----------------
TOTAL CURRENT ASSETS                                                                    1,108.1           1,118.6

PROPERTY, PLANT AND EQUIPMENT:
   Land                                                                                    14.7               6.9
   Buildings                                                                              322.7             313.5
   Machinery and equipment                                                              1,620.1           1,597.5
   Construction in progress                                                                65.5              49.6
                                                                                  ---------------- -----------------
   Total property, plant and equipment                                                  2,023.0           1,967.5
     Less accumulated depreciation                                                      1,423.8           1,398.3
                                                                                  ---------------- -----------------
NET PROPERTY, PLANT AND EQUIPMENT                                                         599.2             569.2

DEFERRED TAX ASSETS (NOTE 4)                                                              243.7             279.5
OTHER ASSETS                                                                               89.0              75.7
                                                                                  ---------------- -----------------
TOTAL ASSETS                                                                           $2,040.0          $2,043.0
                                                                                  ================ =================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Short-term debt (Note 6)                                                            $  259.4          $  363.7
   Payables and accruals (Note 7)                                                         338.0             334.1
   Compensation and benefits (Notes 10 and 11)                                            138.1              76.7
   Federal, state and foreign income taxes (Note 4)                                        14.7              18.8
                                                                                  ---------------- -----------------
TOTAL CURRENT LIABILITIES                                                                 750.2             793.3

LONG-TERM DEBT (NOTE 8)                                                                   573.0             573.5
ACCRUED POSTRETIREMENT BENEFITS (NOTE 11)                                                 234.8             222.7
OTHER LONG-TERM LIABILITIES                                                               111.5              78.3
                                                                                  ---------------- -----------------
TOTAL LIABILITIES                                                                       1,669.5           1,667.8

PREFERRED STOCK, Series A and D, $1 par value, authorized 20,000,000 shares;
   all shares unissued                                                                       --                --

COMMON STOCKHOLDERS' EQUITY (NOTE 9)
   Common stock, $1 par value, authorized 150,000,000 shares (75,427,550 shares
     issued in 1999 and 2000)                                                              75.4              75.4
   Additional paid-in capital                                                             395.2             363.1
   Retained earnings                                                                    1,208.8           1,219.5
   Accumulated other comprehensive income                                                 (48.9)            (68.9)
   Less: Treasury stock, at cost (30,811,263 and 29,895,578 shares in 1999 and
         2000, respectively)                                                            1,259.7           1,213.8
         Deferred compensation                                                               .3                .1
                                                                                  ---------------- -----------------
Total common stockholders' equity                                                         370.5             375.2
                                                                                  ---------------- -----------------

TOTAL LIABILITIES AND COMMON STOCKHOLDERS' EQUITY                                      $2,040.0          $2,043.0
                                                                                  ================ =================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENT OF CASH FLOWS


POLAROID CORPORATION AND SUBSIDIARY COMPANIES                                   Year ended December 31,
(IN MILLIONS)                                                             1998            1999            2000
-------------------------------------------------------------------- --------------- --------------- ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net earnings/(loss)                                                   $ (51.0)        $   8.7         $  37.7
   Depreciation of property, plant and equipment                            90.7           105.9           113.9
   Gain on the sale of real estate                                         (68.2)          (11.7)          (21.8)
   Other non-cash items                                                     62.2            73.8            22.9
   Decrease/(increase) in receivables                                       79.0           (52.7)           41.8
   Decrease/(increase) in inventories                                      (28.4)           88.0          (100.6)
   Decrease in prepaids and other assets                                    39.0            62.4            32.9
   Increase/(decrease) in payables and accruals                             25.3           (16.5)            9.2
   Decrease in compensation and benefits                                   (21.0)          (72.5)         (105.0)
   Decrease in federal, state and foreign income taxes payable             (29.9)          (54.0)          (31.5)
                                                                     --------------- --------------- ---------------
   Net cash provided/(used) by operating activities                         97.7           131.4             (.5)
                                                                     --------------- --------------- ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Decrease/(increase) in other assets                                     (25.4)           16.5             4.5
   Additions to property, plant and equipment                             (191.1)         (170.5)         (129.2)
   Proceeds from the sale of property, plant and equipment                 150.5            36.6            56.6
   Acquisitions, net of cash acquired                                      (18.8)             --              --
                                                                     --------------- --------------- ---------------
   Net cash used by investing activities                                   (84.8)         (117.4)          (68.1)
                                                                     --------------- --------------- ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase/(decrease) in short-term debt (maturities 90 days
     or less)                                                              131.2           (86.2)          108.2
   Short-term debt (maturities of more than 90 days)
     Proceeds                                                               73.0            41.8              --
     Payments                                                             (117.2)          (24.9)             --
   Proceeds from issuance of long-term debt                                   --           268.2              --
   Repayment of long-term debt                                                --          (200.0)             --
   Cash dividends paid                                                     (26.5)          (26.6)          (27.0)
   Purchase of treasury stock                                              (45.5)             --              --
   Proceeds from issuance of shares in connection with stock
     incentive plan                                                          6.0              .3              .1
                                                                     --------------- --------------- ---------------
   Net cash provided/(used) by financing activities                         21.0           (27.4)           81.3
                                                                     --------------- --------------- ---------------

Effect of exchange rate changes on cash                                      3.1              .4            (7.5)
                                                                     --------------- --------------- ---------------

Net increase/(decrease) in cash and cash equivalents                        37.0           (13.0)            5.2

Cash and cash equivalents at beginning of year                              68.0           105.0            92.0
                                                                     --------------- --------------- ---------------

Cash and cash equivalents at end of year                                 $ 105.0         $  92.0         $  97.2
                                                                     =============== =============== ===============

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENT OF CHANGES IN COMMON STOCKHOLDERS' EQUITY


POLAROID CORPORATION AND SUBSIDIARY COMPANIES
(IN MILLIONS EXCEPT NUMBER OF SHARES)                                        Years ended December 31, 1998, 1999 and 2000
--------------------------------------------------------------- --------------------------------------------------------------
                                                                                                                Accumulated
                                                                                    Additional                     Other
                                                       Common           Common       Paid-In       Retained    Comprehensive
1998                                                     Shares         Stock        Capital       Earnings        Income
------------------------------------------------------ ------------- ------------- ------------- ------------- ---------------

Balance at beginning of period                         44,536,300         $75.4        $425.2      $1,304.1          $(39.8)
Comprehensive income:
   Net loss                                                                                           (51.0)
   Other comprehensive income:
     Unrealized gain/(loss) on available-for-sale
       securities (net of tax of $1.0)                                                                                  1.4
     Foreign currency translation adjustments (Note 1)                                                                  5.0

   Total comprehensive income/(loss)
Stock options exercised - tax benefit                                                      .9
Issuance of shares in connection with compensation
   and stock incentive plans (Note 10)                    192,197                        (4.1)
Dividends declared - common stock                                                                     (26.4)
Repurchase of shares                                   (1,213,600)
Common stock issued to ESOP (Notes 9 and 11)              474,720                        (8.6)
                                                       ------------- ------------- ------------- ------------- ---------------
Balance at end of period                               43,989,617         $75.4        $413.4      $1,226.7          $(33.4)
                                                       ============= ============= ============= ============= ===============



POLAROID CORPORATION AND SUBSIDIARY COMPANIES
(IN MILLIONS EXCEPT NUMBER OF SHARES)
---------------------------------------------------------------------------- ------------------
                                                                                     Total
                                                                                     Common
                                                        Treasury      Deferred    Stockholders'
1998                                                     Stock      Compensation     Equity
------------------------------------------------------------------- ------------- -------------

Balance at beginning of period                         $(1,279.4)         $(1.1)      $484.4
Comprehensive income:
   Net loss                                                                            (51.0)
   Other comprehensive income:
     Unrealized gain/(loss) on available-for-sale
       securities (net of tax of $1.0)                                                   1.4
     Foreign currency translation adjustments (Note 1)                                   5.0
                                                                                  -------------
   Total comprehensive income/(loss)                                                   (44.6)
Stock options exercised - tax benefit                                                     .9
Issuance of shares in connection with compensation
   and stock incentive plans (Note 10)                       9.7             .4          6.0
Dividends declared - common stock                                                      (26.4)
Repurchase of shares                                       (45.5)                      (45.5)
Common stock issued to ESOP (Notes 9 and 11)                23.7                        15.1
                                                      ------------- ------------- -------------
Balance at end of period                               $(1,291.5)         $ (.7)      $389.9
                                                      ============= ============= =============

                                                                                                                Accumulated
                                                                                    Additional                     Other
                                                         Common                      Paid-In       Retained    Comprehensive
1999                                                     Shares      Common Stock    Capital       Earnings        Income
------------------------------------------------------ ------------- ------------- ------------- ------------- ---------------
Balance at beginning of period                         43,989,617         $75.4        $413.4      $1,226.7          $(33.4)
Comprehensive income:
   Net earnings                                                                                         8.7
   Other comprehensive income:
     Unrealized gain/(loss) on available-for-sale
       securities (net of tax of $.3)                                                                                    .5
     Foreign currency translation adjustments (Note 1)                                                                (16.0)
   Total comprehensive income/(loss)
Issuance of shares in connection with compensation
   and stock incentive plans (Note 10)                      6,330                         (.4)
Dividends declared - common stock                                                                     (26.6)
Common stock issued to ESOP (Notes 9 and 11)              620,340                       (17.8)
                                                       ------------- ------------- ------------- ------------- ---------------
Balance at end of period                               44,616,287         $75.4        $395.2      $1,208.8          $(48.9)
                                                       ============= ============= ============= ============= ===============

                                                                                       Total
                                                                                       Common
                                                          Treasury      Deferred    Stockholders'
1999                                                       Stock      Compensation     Equity
------------------------------------------------------  ------------- ------------- -------------
Balance at beginning of period                          $(1,291.5)          $(.7)      $389.9
Comprehensive income:
   Net earnings                                                                           8.7
   Other comprehensive income:
     Unrealized gain/(loss) on available-for-sale
       securities (net of tax of $.3)                                                      .5
     Foreign currency translation adjustments (Note 1)                                  (16.0)
                                                                                    -------------
   Total comprehensive income/(loss)                                                     (6.8)
Issuance of shares in connection with compensation
   and stock incentive plans (Note 10)                         .6            .4            .6
Dividends declared - common stock                                                       (26.6)
Common stock issued to ESOP (Notes 9 and 11)                 31.2                        13.4
                                                       ------------- ------------- -------------
Balance at end of period                                $(1,259.7)          $(.3)      $370.5
                                                       ============= ============= =============

                                                                                                                Accumulated
                                                                                    Additional                     Other
                                                         Common                      Paid-In       Retained    Comprehensive
2000                                                     Shares      Common Stock    Capital       Earnings        Income
------------------------------------------------------ ------------- ------------- ------------- ------------- ---------------
Balance at beginning of period                         44,616,287         $75.4        $395.2      $1,208.8          $(48.9)
Comprehensive income:
   Net earnings                                                                                        37.7
   Other comprehensive income:
     Unrealized gain/(loss) on available-for-sale
       securities (net of tax benefit of $.6)                                                                          (1.1)
     Foreign currency translation adjustments (Note 1)                                                                (18.9)
   Total comprehensive income/(loss)
Issuance of shares in connection with compensation
   and stock incentive plans (Note 10)                      4,860                        (2.8)
Dividends declared - common stock                                                                     (27.0)
Common stock issued to ESOP (Notes 9 and 11)              910,825                       (29.3)
                                                       ------------- ------------- ------------- ------------- ---------------
Balance at end of period                               45,531,972         $75.4        $363.1      $1,219.5          $(68.9)
                                                       ============= ============= ============= ============= ===============

                                                                                       Total
                                                                                       Common
                                                          Treasury      Deferred    Stockholders'
2000                                                       Stock      Compensation     Equity
------------------------------------------------------  ------------- ------------- -------------
Balance at beginning of period                           $(1,259.7)          $(.3)      $370.5
Comprehensive income:
   Net earnings                                                                           37.7
   Other comprehensive income:
     Unrealized gain/(loss) on available-for-sale
       securities (net of tax benefit of $.6)                                             (1.1)
     Foreign currency translation adjustments (Note 1)                                   (18.9)
                                                                                    -------------
   Total comprehensive income/(loss)                                                       17.7
Issuance of shares in connection with compensation
   and stock incentive plans (Note 10)                         4.6            .2           2.0
Dividends declared - common stock                                                        (27.0)
Common stock issued to ESOP (Notes 9 and 11)                  41.3                        12.0
                                                        ------------- ------------- -------------
Balance at end of period                                 $(1,213.8)          $(.1)      $375.2
                                                        ============= ============= =============


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of Polaroid Corporation and its domestic and foreign subsidiaries, all of which are either wholly owned or majority owned (collectively, "the Company"). Intercompany accounts and transactions are eliminated.

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

DERIVATIVES:

The Company uses forward exchange contracts and purchased currency options to manage its exposure to foreign exchange rate fluctuations. The Company applies hedge accounting to these instruments based on its determination that these instruments effectively reduce the Company's exposure to foreign exchange rate fluctuations. The determination of hedge effectiveness is performed at the inception of the hedge and periodically over the life of the hedge.

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

PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment are stated at cost less accumulated depreciation. The estimated useful lives of the Company's assets for financial reporting are 20-40 years for buildings and 3-15 years for machinery and equipment.

LONG-LIVED ASSETS:

The Company evaluates its long-lived assets and certain identifiable intangible assets for impairment as events or changes in circumstances indicate that the carrying value of those assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets to be held and used by estimating the undiscounted future cash flows associated with the expected use and eventual disposition of those assets and compares that amount to the carrying value of those assets. When these comparisons indicate that the carrying value of those assets are greater than the respective undiscounted future cash flows, the Company recognizes an impairment loss for the amount that the carrying value exceeds the fair value. The Company evaluates the recoverability of long-lived assets to be disposed of, whether by sale or abandonment, by comparing the carrying value of those assets to their estimated fair value less costs to sell them. If the carrying value of assets to be disposed of exceeds the respective fair value less expected costs to sell, the Company recognizes an impairment loss for the amount of that excess.

OTHER LONG-TERM LIABILITIES:

Other long-term liabilities include amounts that are not expected to be settled within the next twelve months. Those amounts include pension, postemployment benefits and other non-current liabilities.

FOREIGN CURRENCY TRANSLATION:

Amounts in the financial statements related to foreign currency translation are determined using the principles of Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation." Assets and liabilities denominated in foreign functional currencies are translated at the exchange rate as of the balance sheet date. Translation adjustments are recorded as a separate component of shareholders' equity. Revenues, costs and expenses denominated in foreign functional currencies are translated at the weighted average exchange rate for the period. The U.S. dollar continues to be the functional currency for subsidiaries in highly inflationary economies.

PATENTS AND TRADEMARKS:

Patents and trademarks are valued at $1.

REVENUE RECOGNITION:

The Company recognizes revenue when all of the following criteria have been met: evidence exists that the customer is bound to the transaction; the product has been shipped to the customer; the sales price to the customer has been fixed or is determinable; and collectibility of the sales price is reasonably assured. Provisions for estimated sales returns and allowances are made at the time the products are sold.

PRODUCT WARRANTY:

Estimated product warranty costs are accrued at the time the products are sold.

SHIPPING AND HANDLING FEES AND COSTS:

The Company records shipping and handling fees and costs in marketing expenses and estimates that they were approximately $23.0 million in 1998 and approximately $26.0 million in both 1999 and 2000.

ADVERTISING COSTS:

The Company expenses the cost of advertising in the year incurred in accordance with American Institute of Certified Public Accountants' Statement of Position 93-7, "Reporting on Advertising Costs."

STOCK INCENTIVE PLANS:

The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and provides disclosure related to its stock-based compensation under the provisions of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). The Company allocates the cost of fixed stock award plans, including those with pro-rata vesting, on a straight-line basis over the vesting period.

EARNINGS/(LOSS) PER COMMON SHARE:

Basic earnings/(loss) per common share is computed by dividing net earnings/(loss) by the weighted average number of common shares outstanding for the period. Diluted earnings/(loss) per common share is calculated by adjusting the weighted average number of common shares outstanding for the period to assume that all potentially dilutive shares were issued. The numerators and denominators of the basic and diluted earnings/(loss) per common share computations for the Company's reported net earnings/(loss) are as follows:

                                                             NET
                                                          EARNINGS/        NUMBER OF         PER SHARE
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                    (LOSS)        COMMON SHARES        AMOUNT
------------------------------------------------------ ----------------- ---------------- -----------------

1998
----
Basic loss per share                                         $(51.0)             44.2           $(1.15)
                                                       ================= ================ =================

Diluted loss per share                                       $(51.0)             44.2           $(1.15)
                                                       ================= ================ =================

1999
----
Basic earnings per share                                       $ 8.7             44.3             $ .20
                                                       ================= ================ =================

Diluted earnings per share                                     $ 8.7             44.3             $ .20
                                                       ================= ================ =================

2000
----
BASIC EARNINGS PER SHARE                                      $ 37.7             45.0             $ .84
                                                       ================= ================ =================

DILUTED EARNINGS PER SHARE                                    $ 37.7             45.1             $ .84
                                                       ================= ================ =================

The weighted average of common shares outstanding for the calculation of diluted earnings/(loss) per share in 2000 includes the effect of certain stock awards granted during 2000 for which common shares have not been issued. The calculation of diluted earnings/(loss) per share in 1998, 1999 and 2000 does not include the effects of outstanding options for shares of common stock totaling
5.8 million, 6.2 million and 1.7 million, respectively, because the effects were anti-dilutive. In addition, the effect of .2 million, .3 million and .3 million of outstanding performance shares for 1998, 1999 and 2000, respectively, were not included because all of the performance criteria had not been satisfied.

NEW ACCOUNTING STANDARDS:

In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), that expresses the views of the SEC staff regarding the application of generally accepted accounting principles to certain revenue recognition issues. In June 2000, the SEC issued SAB No. 101B, "Second Amendment: Revenue Recognition in Financial Statements," which delayed the effective date of SAB 101 to periods no later than the fourth quarter of fiscal years beginning after December 15, 1999. The adoption of SAB 101 did not have a material impact on the Company's results of operations or financial position.

In September 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," which the Company adopted at the beginning of the fourth quarter of 2000. The accounting applies to income statement classification of shipping and handling fees. The adoption of EITF Issue No. 00-10 did not have a material impact on the Company's results of operations or financial position.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), that establishes accounting and reporting requirements for derivative instruments and for hedging activities. FAS 133 requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge of the exposures to changes in fair value of recognized assets or liabilities or unrecognized firm commitments, a hedge of the exposure to variable cash flows of a forecasted transaction, or a hedge of the foreign currency exposure of a net investment in a foreign operation, unrecognized firm commitments, an available-for-sale security or a foreign-currency denominated forecasted transaction. The accounting for changes in fair value under FAS 133 depends on the intended use of the derivative and the resulting designation.

In June 1999, the FASB issued FAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date of FAS 133 by one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" ("FAS 138"), which will be adopted concurrently with FAS 133. FAS 138 amends the accounting and reporting standards of FAS 133 for certain derivative instruments and hedging activities and incorporates conclusions reached by the FASB related to the Derivatives Implementation Group process. The Company does not believe that the adoption of these standards will have a material impact on the results of operations of financial position.

In May 2000, the EITF reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives" ("EITF 00-14"), which is effective for periods no later than the fiscal quarter beginning after March 31, 2001. This accounting applies to the recognition, measurement and income statement classification of sales incentives offered to customers such as discounts, coupons, rebates and free products or services. The Company will adopt the provisions of EITF 00-14 as of January 1, 2001 and, as a result, will reclassify certain sales incentives previously reported in marketing expenses as sales adjustments. However, the Company does not believe that the adoption of EITF 00-14 or the related reclassification will have a material impact on its results of operations or financial position.

RECLASSIFICATION:

Certain prior year information has been reclassified to conform with current year presentation of data.

2. SUPPLEMENTAL INFORMATION

RESEARCH, ENGINEERING AND DEVELOPMENT COSTS:


(IN MILLIONS)                                                         1998          1999          2000
----------------------------------------------------------------- ------------- ------------- -------------
Research, engineering and development costs                           $119.9         $85.5         $83.4

ADVERTISING COSTS:


(IN MILLIONS)                                                        1998          1999          2000
---------------------------------------------------------------- ------------- ------------- -------------
Advertising costs                                                     $112.1        $138.5        $160.2

At December 31, 1999, the amount of advertising costs reported as prepaid expenses on the consolidated balance sheet was $1.4 million. There were no advertising costs reported as a prepaid expense on the balance sheet at December 31, 2000.

INTEREST CAPITALIZATION:

The Company has capitalized interest costs relating to certain qualifying assets. In 1998, 1999 and 2000, the amounts of interest costs capitalized were $2.2 million, $3.0 million and $2.3 million, respectively.

CASH FLOW INFORMATION:

Cash payments for interest and income taxes were:


(IN MILLIONS)                                                          1998          1999         2000
----------------------------------------------------------------- ------------- ------------- -------------
Interest                                                                $56.0         $72.6         $81.7
Income taxes                                                             12.9          11.9          15.3

In 1998, the Company recorded non-cash items of $62.2 million in cash flow from operating activities which consisted primarily of $46.9 million for write-off of assets not related to restructuring and $15.1 million for the issuance of shares relating to the Retirement Savings Plan.

In 1999, the Company recorded non-cash items of $73.8 million in cash flow from operating activities which consisted primarily of $44.0 million of charges related to non-core businesses being rationalized or exited, $35.0 million to write-off the carrying value of its investment in Sterling Dry Imaging Systems, Inc. (see Note 2) and $13.4 million for the issuance of shares relating to the Retirement Savings Plan. Non-cash items also included a settlement gain of $24.5 million related to the Company's pension plan (see Note 11).

In 2000, the Company recorded non-cash items of $22.9 million in cash flow from operating activities which consisted primarily of $12.0 million for the issuance of shares relating to the Retirement Savings Plan.

ACQUISITIONS:

In 1998, the Company acquired two companies in the digital imaging industry, NBS Imaging Systems, Inc. and Appraisers Choice, Inc., for a total purchase price of $18.8 million.

RESTRUCTURING AND OTHER CHARGES:

In 1997, the Company recorded restructuring and other charges of $340.0 million which consisted of $151.5 million of severance costs, $162.5 million of impairment losses on certain long-lived assets and other asset write-downs and $9.5 million of exit costs associated with certain businesses. In addition, restructuring and other charges included approximately $16.5 million of inventory write-downs that were included in cost of goods sold. In 1998, the Company recorded a $50.0 million restructuring charge related to an expansion of the severance component of the 1997 program. These charges (collectively, the "1997 Program") were allocated to the non-segment Corporate category and were undertaken as the result of management's assessment of the Company's infrastructure, to strengthen its competitive cost position, to streamline operations and to improve profitability by consolidating and selling manufacturing facilities and reducing corporate overhead. The strategic objective of the 1997 Program was to reduce the cost of developing, manufacturing, selling and distributing the Company's products; to change and improve business processes; to deliver new products more efficiently; to improve financial performance; and to fundamentally alter how the Company conducts business globally.

Approximately $150.0 million of the charges recorded in 1997 for the 1997 Program related to an involuntary severance program under which approximately 1,800 employees (consisting of sales and marketing employees in the regional segments: Americas - 16%; Europe - 24%; Asia Pacific - 9%; primarily manufacturing employees in Global Operations - 36%; research and engineering employees in Research and Development - 5%; and administrative employees in the non-segment Corporate category - 10%) were expected to leave the Company. The 1998 extension to this involuntary severance program added approximately 1,000 additional employees (consisting of sales and marketing employees in the regional segments: Americas - 7%; Europe - 14%; Asia Pacific - 3%; primarily manufacturing employees in Global Operations - 65%; research and engineering employees in Research and Development - 10%; and administrative employees in the non-segment Corporate category - 1%). Of the total amount provided for severance, approximately $10.1 million related to pension curtailment costs and $4.7 million related to pension enhancement costs incurred primarily for certain non-U.S. employees that were terminated under this program.

In the Americas, European and Asia Pacific segments, the major impact of the 1997 Program consisted of reducing the number of employees associated with sales and marketing activities. The impact of the 1997 Program in the European segment also consisted of consolidating back office activities in a centralized location.

The impact of the 1997 Program in Global Operations consisted of reducing the number of direct and indirect employees located at manufacturing facilities in both the United States and Europe that were associated with the manufacture of instant film and, to a lesser degree, instant hardware, along with employees required to procure goods and services and distribute finished products. The 1997 Program in Global Operations also included employees at the Company's chemical manufacturing facility in Freetown, Massachusetts that the Company sold in February 1998.

The impact of the 1997 Program in Research and Development consisted of reducing the number of employees associated with research, engineering and development activities in the United States and to focus the Company's research and development activities on its core imaging business.

The 1997 Program affected the non-segment Corporate category by reducing the number of employees in the United States that support functions such as central marketing, finance, legal, information management, administration, human resources and facilities support.

Employee terminations under the 1997 Program were completed during the fourth quarter of 2000. As a result, the Company reversed $5.8 million of restructuring charges in the fourth quarter of 2000 that related primarily to accrued severance costs. The remaining accrual relates to a series of cash payments, totaling $5.1 million, that the Company will make in 2001 to certain employees who terminated in 2000. The Company has made $176.6 million of cash payments related to severance from the inception of the 1997 Program through December 31, 2000 to approximately 2,700 employees who were terminated under the 1997 Program.

The reserves established for the 1997 Program and related cash and non-cash charges are as follows:


                                                                  PENSION
                                                              ENHANCEMENT AND
(IN MILLIONS)                                 SEVERANCE        CURTAILMENTS       EXIT COSTS       TOTAL
---------------------------------------------------------------------------------------------------------
Balance at January 1, 1997                        $142.4                 $ --           $9.5        $151.9

Restructuring charges                               47.4                  2.6             --          50.0
Reclassification of pension enhancements            (2.4)                 2.4             --            --
Cash charges                                       (69.2)                  --           (7.1)        (76.3)
Non-cash charges                                      --                 (5.0)            --          (5.0)
                                            --------------------------------------------------------------

Balance at December 31, 1998                       118.2                   --            2.4         120.6

Reclassification of pension enhancements             (.7)                  .7             --            --
Cash charges                                       (68.9)                  --            (.2)        (69.1)
Non-cash charges                                      --                  (.7)            --           (.7)
                                            --------------------------------------------------------------

Balance at December 31, 1999                        48.6                   --            2.2          50.8

Cash charges                                       (38.5)                  --           (1.4)        (39.9)
Reversal of restructuring charges                   (5.0)                  --           (0.8)         (5.8)
                                            --------------------------------------------------------------

Balance at December 31, 2000                       $ 5.1                 $ --           $ --         $ 5.1
                                            ==============================================================

MEDICAL IMAGING

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

In a related transaction, during the second quarter of 1999, the Company acquired certain assets of SDIS consisting of machinery and equipment and intellectual property in return for the Company's preferred and common stock in SDIS, forgiveness of approximately $2.0 million of amounts owed the Company by SDIS and the Company's rights under certain supply and technology agreements with SDIS. The machinery and equipment and intellectual property acquired from SDIS were deemed to have no value by the Company. The Company recognized the cost of forgiveness of approximately $2.0 million in other income and expense.

GRAPHIC ARTS

In October 1999, the Company contributed the net assets of its graphics arts business to a joint venture. Under the terms of the agreement, the Company will not be required to provide any future funding to the joint venture. In consideration for its contribution, the Company received a redeemable preferred equity interest and a less than 20% common equity interest in the joint venture. In connection with this transaction the Company recorded charges of $15.7 million to increase reserves primarily for trade accounts receivable and inventories; $4.4 million for liabilities related to the disposition of this business and $3.0 million for severance costs related to approximately 30 employees who were terminated as a result of the agreement. The majority of these liabilities were paid by the end of 2000. In addition, the Company recorded an impairment loss of approximately $16.9 million based on its evaluation of the estimated fair value of its investment in the new joint venture. Of the $40.0 million charge, approximately $25.4 million was reported in cost of goods sold and approximately $14.6 million was reported in marketing and administrative expenses. On a segment basis, the Company allocated $5.2 million to the Americas Region; $2.5 million to the European Region; $11.1 million to Global Operations and $21.2 million to the non-segment Corporate category.

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

The Company may use forward exchange contracts to minimize the impact of currency fluctuations on its net monetary assets denominated in nonfunctional currencies. The term of these contracts typically does not exceed six months and the Company does not enter into forward exchange contracts for trading purposes. At December 31, 1999 and 2000, the aggregate notional value of the Company's outstanding forward exchange contracts was $101.6 million and $76.4 million, respectively.

Alternatively, the Company may engage in nonfunctional currency denominated borrowings. The Company determines the aggregate amount of such borrowings based on forecasts of each entity's nonfunctional currency denominated net monetary asset position and the relative strength of the functional currencies compared with the nonfunctional currencies. These borrowings create nonfunctional currency denominated liabilities that hedge the Company's nonfunctional currency denominated net monetary assets. Upon receipt of the borrowed nonfunctional currency denominated funds, the Company converts those funds to the functional currency at the spot exchange rate. Exchange gains and losses on the nonfunctional currency denominated borrowings are recognized in earnings as incurred. At December 31, 1999 and 2000, the amount of the Company's outstanding short-term debt incurred for hedging purposes was $24.4 million and $43.7 million, respectively (see Note 6).

The Company has limited flexibility to increase prices in local currency to offset the adverse impact of foreign exchange. As a result, the Company primarily purchases U.S. dollar call/foreign currency put options which allows it to protect a portion of its expected foreign currency denominated revenues from adverse currency exchange movement. The term of purchased options typically does not exceed 18 months and all of the options outstanding at December 31, 2000 expire in 2001. The Company does not write options or purchase call options for trading purposes. The notional value of the Company's outstanding option contracts, all of which were denominated in Japanese yen or euros, was $131.0 million and $126.1 million at December 31, 1999 and December 31, 2000, respectively.

FAIR VALUE:

The carrying amounts of cash, cash equivalents, trade accounts receivable, short-term debt and trade accounts payable approximate fair value because of the short maturity of these financial instruments. Other assets include investments in non-marketable private companies, publicly traded companies and certain equity investments held in a trust. Investments in private companies are carried at the lower of cost or net realizable value. The estimated aggregate fair market value of these investments approximated the carrying amount as of December 31, 1999 and 2000. Investments in publicly traded companies and equity investments held in the trust are reported at fair value with related unrealized gains and losses reported, net of tax, in accumulated other comprehensive income. The investments reported at fair value and the related unrealized and realized gains and losses were not material to the Company's financial position for the years ended December 31, 1999 and 2000.

The estimated fair value of the Company's forward exchange contracts and currency options generally reflect the estimated amounts the Company would receive or pay to terminate the contracts at the reporting dates, thereby taking into account the current unrealized gains or losses on open contracts. At December 31, 1999 and 2000, the net carrying value and fair value of derivative financial instruments were not material to the financial position of the Company.

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying amount and fair value of the Company's long-term debt was $573.0 million and $532.9 million, respectively at December 31, 1999 and $573.5 million and $344.3 million, respectively at December 31, 2000.

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

The Company would be exposed to credit risk if a counterparty to a forward exchange contract or a currency option were to fail to meet its contractual obligation, in which case the Company would be required to replace the contract at the market rate. The Company believes that the risk of financial loss due to the inability of counterparties to meet their obligation is remote and that any such loss would not be material to the results of operations of the Company. The Company minimizes its risk exposure from forward exchange contracts and purchased currency options by limiting counterparties to carefully selected major financial institutions.

The Company markets a substantial portion of its products to customers in the retail industry, a market in which a number of companies are highly leveraged. The Company continually evaluates the credit risk of these customers and believes that its allowances for doubtful accounts relative to its trade accounts receivable are adequate.

4. INCOME TAXES

An analysis of income tax expense follows:

(IN MILLIONS)                                                       CURRENT        DEFERRED       TOTAL
--------------------------------------------------------------------------------------------------------
1998
----
Federal                                                                $  .9        $  (.3)       $   .6
State                                                                     .5            --            .5
Foreign                                                                 16.6          (5.6)         11.0
                                                                  ---------------------------------------

    Total                                                              $18.0        $ (5.9)        $12.1
                                                                  =======================================

1999
----
Federal                                                                $ 1.1        $(17.2)       $(16.1)
State                                                                     .5           2.3           2.8
Foreign                                                                  5.6          12.4          18.0
                                                                  ---------------------------------------

    Total                                                              $ 7.2        $ (2.5)       $  4.7
                                                                  =======================================

2000
----
Federal                                                                $ 1.6           $.4        $  2.0
State                                                                    (.2)           --           (.2)
Foreign                                                                 14.8           3.6          18.4
                                                                  ---------------------------------------

    Total                                                              $16.2        $  4.0        $ 20.2
                                                                  =======================================

Prepaid income taxes and deferred income taxes result from future tax benefits and expenses related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. These differences predominately relate to U.S. operations. Carryforwards and tax overpayments are also included in prepaid income taxes. The net of deferred income tax assets and deferred income tax liabilities reflected on the consolidated balance sheet was a net asset of $330.4 million at December 31, 1999 and $327.7 million at December 31, 2000. The significant components of the amounts shown on the balance sheet as of December 31 are as follows:

(IN MILLIONS)                                                         1999          2000
-------------------------------------------------------------------------------------------
Deferred tax assets:
   Property, plant and equipment and trademarks                      $ (22.8)       $  (6.7)
   Inventory                                                            35.2           34.5
   Compensation and benefits                                            41.6           28.1
   Postretirement and postemployment benefits                          110.6          108.3
   Loss and credit carryforwards                                       202.6          202.1
   All other                                                             4.8          (14.7)
                                                                  --------------------------
                                                                       372.0          351.6
   Valuation allowance                                                 (30.3)         (10.6)
                                                                  --------------------------
Total deferred tax assets                                              341.7          341.0

Deferred tax liabilities:
   Property, plant and equipment and trademarks                          6.6            6.6
   Inventory                                                             4.9            4.6
   Compensation and benefits                                             1.5            2.6
   All other                                                            (1.7)           (.5)
                                                                  --------------------------
Total deferred tax liability                                            11.3           13.3
                                                                  --------------------------

   Net deferred tax asset                                             $330.4         $327.7
                                                                  ==========================

Valuation allowances of $30.3 million and $10.6 million were established at December 31, 1999 and 2000, respectively, for the prepaid taxes primarily associated with foreign tax credits. Foreign tax credits may be used to offset the U.S. income taxes due on income earned from foreign sources. However, the credit is limited by the total income included on the U.S. income tax return as well as the ratio of foreign source income to total income. Excess foreign tax credits may be carried back two years and forward five years. As of December 31, 1999 and 2000, the Company did not believe it was more likely than not that it would generate a sufficient level and proper mix of taxable income within the appropriate period to utilize all the foreign tax credits.

Management believes that it will obtain the full benefit of other deferred tax assets on the basis of its evaluation of the Company's anticipated profitability over the period of years that the temporary differences are expected to become tax deductions. It believes that sufficient book and taxable income will be generated when combined with effective tax strategies to realize the benefit of these tax assets. This assessment of profitability takes into account the Company's present and anticipated split of domestic and international earnings, planned tax strategies and the fact that the temporary differences related to postretirement and other postemployment benefits are deductible over a period of 30 to 40 years.

Management considered that as of December 31, 2000, the Company has a net operating loss carryforward of $498.4 million, of which $77.9 million expires in 2012; $145.7 million expires in 2018; $195.0 expires in 2019; and $79.8 million expires in 2020. The Company also has a foreign tax credit carryforward of $10.6 million (against which, there is a full valuation allowance) and an alternative minimum tax credit carryforward of $8.7 million as of December 31, 2000. Approximately $2.3 million of the foreign tax credit expires in 2001; $4.4 million expires in 2002; and $3.9 million expires in 2003. The alternative minimum tax credit does not expire. Management does believe it will earn sufficient U.S. income to utilize the net operating losses within the carryforward period. Nevertheless, there can be no assurance that the Company will generate any specific level of continuing earnings or where these earnings will be generated.

For alternative minimum tax purposes, the Company had an alternative minimum tax net operating loss carryforward of $418.7 million at the end of 2000, of which $51.3 will expire in 2012; $103.6 will expire in 2018; $126.1 million will expire in 2019; and $137.7 million will expire in 2020. In addition, the Company had an alternative minimum tax foreign tax credit carryforward at the end of 2000 of $11.2 million. Approximately $3.1 million expires in 2001; $4.5 million expires in 2002; and $3.6 million expires in 2003.

An analysis of earnings/(loss) before income tax expense follows:

(IN MILLIONS)                                                         1998           1999          2000
--------------------------------------------------------------------------------------------------------
Domestic                                                             $(33.6)        $(52.8)        $11.6
Foreign                                                                (5.3)          66.2          46.3
                                                                  ---------------------------------------

    Total                                                            $(38.9)        $ 13.4         $57.9
                                                                  =======================================

A reconciliation of differences between income tax computed at the statutory U.S. federal income tax rate (35% for all years presented) and the Company's reported income tax expense follows:

(IN MILLIONS)                                                          1998          1999          2000
--------------------------------------------------------------------------------------------------------
Income tax expense/(benefit) at U.S. statutory rate                   $(13.6)        $ 4.7         $20.2
State taxes                                                              1.5           2.6           (.1)
Benefit plan deductions                                                   .1          (2.8)         (1.4)
Loss carryforwards                                                      (4.0)           --            --
Nondeductible expenses/nontaxable income                                 1.0            .9            .7
Valuation allowance change                                               2.9            --         (19.7)
Tax effect resulting from foreign activities                            23.6           (.9)         21.2
Other                                                                     .6            .2           (.7)
                                                                  ---------------------------------------

Reported income tax expense                                           $ 12.1         $ 4.7         $20.2
                                                                  =======================================

Undistributed earnings of foreign subsidiaries held for reinvestment in overseas operations amounted to $474.7 million at December 31, 2000. Additional U.S. income taxes may be due upon remittance of those earnings (net of foreign tax reductions because of the distribution), but it is impractical to determine the amount of any such additional taxes. If all those earnings were distributed as dividends, foreign withholding taxes of approximately $24.9 million would be payable.

5.  INVENTORIES

The classification of inventories at December 31 follows:

(IN MILLIONS)                                                           1999          2000
-------------------------------------------------------------------------------------------
Raw materials                                                          $ 84.3        $ 86.6
Work-in-process                                                         135.8         164.0
Finished goods                                                          175.5         231.9
                                                                  --------------------------

    Total                                                              $395.6        $482.5
                                                                  ==========================

6. SHORT-TERM DEBT

At December 31, 2000, the Company had $363.7 million outstanding in short-term debt. The amounts outstanding were comprised of $320.0 million under the Amended Credit Agreement (defined below), $30.4 million under the U.K. Credit Agreement (defined below) and $13.3 million under uncommitted short-term lines of credit. At December 31, 1999, the Company had $259.4 million outstanding in short-term debt and the amounts outstanding were comprised of $235.0 million under the Amended Credit Agreement, $8.4 million under the U.K. Credit Agreement and $16.0 million under uncommitted short-term lines of credit.

In December 1998, the Company entered into a credit agreement for a maximum commitment of $350 million on a revolving basis that is scheduled to mature on December 31, 2001 (as amended, the "Amended Credit Agreement"). In connection with the Amended Credit Agreement, the Company entered into a security agreement and certain related documents that granted the lenders a first security interest in certain of the Company's domestic inventories and trade accounts receivable. Funds borrowed under the Amended Credit Agreement have borne interest, at the Company's option, at either the prime rate of J.P Morgan Chase & Co. ("Prime") plus a margin or LIBOR on euro-dollar loans plus a margin. The margins range from 0% to 1.275% for Prime-based loans and from 0.190% to 2.275% for euro-dollar loans based on the Company's credit rating. In addition, the Company has paid the lenders a facility fee ranging from 0.085% to 0.725% depending on the Company's credit rating, a commitment fee on unused commitments ranging from 0% to 0.025% depending on the Company's credit rating and a fee to the administrative agent. The weighted average interest rate on amounts outstanding under the Amended Credit Agreement was 7.6% and 8.7% at December 31, 1999 and 2000, respectively.

In August 1999, the Company's wholly-owned subsidiary, Polaroid (U.K.) Limited ("Polaroid U.K."), as borrower, and the Company as guarantor, entered into a loan agreement for a maximum commitment of 72.5 million euros or approximately $73.0 million at December 31, 1999 and $67.5 million at December 31, 2000 (the "U.K. Credit Agreement") that is scheduled to mature on December 31, 2001. Several of the Company's foreign subsidiaries granted the lenders under this facility a security interest in certain foreign inventories and receivables. Borrowings under the U.K. Credit Agreement facility have borne a margin approximately 25 basis points higher than that paid under the Amended Credit Agreement. The weighted average interest rate on amounts outstanding under the U.K. Credit Agreement was 7.5% and 7.6% at December 31, 1999 and 2000, respectively.

The Amended Credit Agreement and the U.K. Credit Agreement require the Company to maintain financial ratios related to the maximum level of debt to earnings before interest, taxes, depreciation, and amortization (the "Debt/EBITDA ratio") and minimum interest coverage (the "Interest Coverage ratio"). In addition to financial ratios, the Amended Credit Agreement and the U.K. Credit Agreement restrict, among other things, the Company's ability to do the following: make certain capital expenditures; make certain payments; incur debt in addition to the 2006 Notes (see Note 8); incur certain liens; make certain investments; enter into certain sale and leaseback transactions; merge, consolidate, sell or transfer all or substantially all of the Company's assets subject to certain financial conditions; enter into certain transactions with affiliates; and pay dividends and repurchase stock.

The Company entered into a waiver to the Amended Credit Agreement effective as of February 16, 2001, which waives defaults and potential defaults of the Interest Coverage Ratio and Debt/EBITDA Ratio covenants until May 15, 2001. The waiver provides for the availability of borrowings for actual cash needs arising in the ordinary course of business up to the maximum commitment of $350 million and grants the lenders a security interest in substantially all of the Company's personal property including equipment, patents, trademarks and other intellectual property and the capital stock of its subsidiaries and a mortgage on certain real estate, in each case, as permitted by the indentures under which certain of the Company's debt was issued. Because the U.K. Credit Agreement incorporates the covenants contained in the Amended Credit Agreement, a waiver of the U.K. Credit Agreement was entered into as of February 16, 2001, that waives defaults and potential defaults for the same period and under the same conditions as the waiver to the Amended Credit Agreement. The waiver to the U.K. Credit Agreement limits the availability of borrowings to a maximum commitment of 57 million euros or approximately $52 million at March 23, 2001.

During the waiver period, funds borrowed under the Amended Credit Agreement will bear interest, at the Company's option, at either Prime plus 1.525% or LIBOR plus 2.525% regardless of the Company's credit rating. In addition, the Company will pay the lenders a facility fee of 0.725%, a commitment fee on unused commitments of 0.025% and a fee to the administrative agent. Funds borrowed under the U.K. Credit Agreement will bear interest at LIBOR plus 2.5%.

If the Company is unsuccessful in its negotiations with its existing lenders, the lenders will have the right to demand repayment of their loans when the waivers expire, because the Company believes it will then be in default of the Amended Credit Agreement and the U.K. Credit Agreement. In addition, if the lenders under the Amended Credit Agreement and the U.K. Credit Agreement were to demand repayment of their loans, the Company could also be required to repay the amounts of debt outstanding that were issued under the Company's indentures because of the cross-default provisions in the indentures. There can be no assurance that the Company's existing lenders will agree to extend the waivers or to amend the Amended Credit Agreement and the U.K. Credit Agreement to eliminate the potential covenant violations that are expected to exist when the waivers expire or that the Company will be able to raise the required funds to refinance the Amended Credit Agreement and the U.K. Credit Agreement at maturity or earlier if the waivers expire without an extension or an amendment in place and the lenders demand repayment of their loans under these agreements.

The Company is considering all of its options with respect to amending and refinancing of the Amended Credit Agreement, the U.K. Credit Agreement and the 2002 Notes due January 15 (see Note 8) and has retained a financial advisor to assist it with these matters. The Company is currently involved in negotiations with its existing lenders with respect to amendments to the Amended Credit Agreement and the U.K. Credit Agreement and with several other financial institutions with respect to the possible refinancing of these agreements and the 2002 Notes. Based on these negotiations, the Company believes that it will be able to either extend the waivers or obtain amendments of the Amended Credit Agreement and the U.K. Credit Agreement through December 31, 2001 prior to the expiration of the waivers. The Company expects to complete the refinancing of the Amended Credit Agreement, the U.K. Credit Agreement and, if necessary, the 2002 Notes, in the second half of 2001.

In addition to the Amended Credit Agreement and the U.K. Credit Agreement, the Company has several uncommitted short-term lines of credit with maximum commitments of $23.0 million and $30.2 million at December 31, 1999 and 2000, respectively, with a number of commercial banks outside of the United States. The weighted average interest rates on amounts outstanding under these lines of credit was 3.2% and 3.6% at December 31, 1999 and 2000, respectively.

Interest expense on U.S. short-term borrowings was $8.9 million, $17.5 million and $25.3 million in 1998, 1999 and 2000, respectively. The weighted average interest rates on these borrowings were 6.6%, 7.6% and 8.7% in 1998, 1999 and 2000, respectively. Interest expense on foreign short-term borrowings was $8.4 million, $3.9 million and $2.6 million in 1998, 1999 and 2000, respectively. The weighted average interest rates on these borrowings were 4.4%, 4.3% and 5.2% in 1998, 1999 and 2000, respectively.

7.  PAYABLES AND ACCRUALS

The following items are included in payables and accruals at December 31:

(IN MILLIONS)                                                          1999          2000
-------------------------------------------------------------------------------------------
Trade accounts payable                                                 $180.0        $199.3
Reserve for marketing programs                                           31.0          38.2
Other accrued expenses and current liabilities                          127.0          96.6
                                                                  --------------------------

   Total                                                               $338.0        $334.1
                                                                  ==========================

8.  LONG-TERM DEBT

Long-term debt outstanding as of December 31 was as follows:

(IN MILLIONS)                                                           1999          2000
-------------------------------------------------------------------------------------------
6 3/4% Notes due January 15, 2002                                       $149.3        $149.7
7 1/4% Notes due January 15, 2007                                        148.7         148.8
11 1/2% Notes due February 15, 2006                                      275.0         275.0
                                                                  --------------------------

    Total                                                               $573.0        $573.5
                                                                  ==========================

In January 1997, the Company issued $300.0 million in debt securities consisting of $150 million 6 3/4% Notes due January 15, 2002 (the "2002 Notes") and $150 million 7 1/4% Notes due January 15, 2007 (the "2007 Notes") to refinance existing debt. The 2002 Notes were placed with a discount, at a price of 99.53% of par with a yield of 6.86%. The 2007 Notes were placed with a discount, at a price of 99.43% of par with a yield of 7.33%. The net proceeds from the sale of the Notes were used primarily for the payment of $150.0 million principal amount of the Company's 7 1/4% Notes due January 15, 1997 and to exercise the Company's right to repurchase the remaining principal amount of its $139.5 million 8% Subordinated Convertible Debentures due 2001. The balance of the net proceeds were used for general corporate purposes.

In February 1999, the Company issued $275 million of 11 1/2% Notes due February 15, 2006 (the "2006 Notes"). The 2006 Notes were placed at par value. The net proceeds of $268 million from the sale of the 2006 Notes were used primarily for the payment of $200 million aggregate principal amount of the Company's 8% Notes which were due on March 15, 1999 and for general corporate purposes, including reducing amounts outstanding under the Amended Credit Agreement and short-term lines of credit. The indenture, pursuant to which the 2006 Notes were issued, contains certain covenants that restrict, among other things, the Company's ability to do the following: make certain restricted payments, including dividends on and the purchase of the Company's common stock; incur additional debt and issue preferred stock; incur certain liens; enter into sale and leaseback transactions; enter into certain transactions with affiliates; and enter into certain mergers and consolidations or sell all or substantially all of the properties or assets of the Company. In addition, the indentures pursuant to which the 2002 Notes, 2007 Notes and 2006 Notes were issued contain cross-default provisions related to other debt, including the Amended Credit Agreement and the U.K. Credit Agreement (see Note 6).

The aggregate scheduled repayments on the Company's long-term debt outstanding at December 31, 2000 was $150.0 million in 2002 and $425.0 million in 2006 and thereafter.

9.  COMMON STOCKHOLDERS' EQUITY

In 1999 and 2000, the Company contributed .6 and .9 million shares, respectively, of its common stock valued at $13.4 million and $12.0 million, respectively, to the Company's Retirement Savings Plan (see Note 11). Shares held by the Company's Retirement Savings Plan on December 31, 1999 and 2000 were
7.4 million and 7.9 million, respectively, all of which were allocated to participants.

10.  INCENTIVE COMPENSATION AND STOCK INCENTIVE PLANS

The Company maintains annual incentive plans covering substantially all domestic employees and employees of manufacturing subsidiaries in the United Kingdom and the Netherlands. Amounts charged to operations for these annual cash incentive plans were $4.1 million in 1998, $15.2 million in 1999 and $.4 million in 2000.

In 1990, the Company adopted the Polaroid Stock Incentive Plan (the "1990 Plan") under which officers and other key employees could be granted stock options (either non-qualified or incentive), stock appreciation rights and restricted stock as incentives to increase revenues and profits. Up to 3,000,000 shares of the Company's common stock have been authorized for use under the 1990 Plan. Only stock option awards were made under the 1990 Plan.

In May 1993, the Company adopted the 1993 Polaroid Stock Incentive Plan (the "1993 Plan") under which officers and other key employees may be granted awards in the form of stock options (either non-qualified or incentive), stock appreciation rights, restricted stock, and any other form determined by the Board of Directors to be consistent with the 1993 Plan, as incentives to increase revenues and profits. A total of 3,000,000 shares of the Company's common stock was authorized for use under the 1993 Plan plus any unused shares from the 1990 Plan. In March 1997, the Company amended the 1993 Plan and authorized an additional 3,500,000 shares to be used under the plan. As a result, a maximum of 6,500,000 shares of the Company's common stock has been authorized for use under the 1993 Plan, plus any shares that become available under the 1990 Plan. In November 2000, as part of the Company's retention program, option holders were given the opportunity to surrender outstanding stock options which were not in the money, for a grant of restricted stock at a ratio of one share of restricted stock for each five stock options surrendered. In addition, supplemental restricted stock grants were made to certain executives. A total of 3,547,886 stock options were cancelled in 2000 as a result of this exchange. The number of common shares reserved for granting of future awards for officers and key employees was 1,119,699 at December 31, 1998, 517,108 at December 31, 1999 and 3,241,435 at December 31, 2000.

Prior to 1999, the stock options typically vested proportionately over approximately four years and could be exercised for approximately ten years from the date of grant, if the holder remained in the employ of the Company. In 1999, the Company changed the vesting period to three years for grants after September 1998 and the exercise period to seven years if the holder remained in the employ of the Company for grants after August 1999. In general, if the option holder's employment terminates for reasons other than a change of control or death no further vesting can occur.

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

Under the Directors' Plan, option awards are exercisable for a ten year period from the date of grant for stock options issued through December 31, 1999 and for a seven year period for stock options issued after December 31, 1999 if the director remains on the Board. Any vesting ceases when an individual terminates as a director, and a former director must exercise his or her vested stock options within one year from the date of termination or ten years from the date of grant, whichever is earlier. Up to 400,000 shares of the Company's authorized common stock may be issued under the Directors' Plan. As of December 31, 2000, a cumulative total of 189,400 stock options have been granted at prices ranging from $19.69 to $52.00 under the Directors' Plan.

A summary of the Company's fixed stock option awards as of December 31, 1998, 1999 and 2000 and changes during the years ending on those dates is presented below:


                                                      Number of Stock     Weighted-Average
                                                           Options         Exercise Price
                                                     ----------------------------------------
                                                       (IN THOUSANDS)
Outstanding at January 1, 1998                                  3,912               $37.16

   Granted                                                      2,159               $32.92
   Exercised                                                     (190)              $30.52
   Forfeited                                                     (114)              $39.38
                                                     -----------------
Outstanding at December 31, 1998                                5,767               $35.74

   Granted                                                      1,429               $25.63
   Exercised                                                       (9)              $24.80
   Forfeited                                                     (935)              $34.54
                                                     -----------------

OUTSTANDING AT DECEMBER 31, 1999                                6,252               $33.63

   Granted                                                        157               $17.76
   Exercised                                                       (5)              $24.79
   Forfeited                                                   (4,655)              $33.15
                                                     -----------------

OUTSTANDING AT DECEMBER 31, 2000                                1,749               $33.39
                                                     =================

Stock options exercisable at December 31:

                                                                          Weighted-Average
                                                      Number of Stock          Exercise
                                                          Options              Price
                                                    ----------------------------------------
                                                      (IN THOUSANDS)
1998                                                            2,760             $35.87
1999                                                            3,515             $36.36
2000                                                            1,502             $35.18

Weighted-average fair value of stock options granted during the year:

1998                                                                               $9.14
1999                                                                               $8.58
2000                                                                               $7.34

Stock options outstanding at December 31, 2000:

                                                            Weighted-Average
         Range of                    Number of            Remaining Contractual        Weighted-Average
      Exercise Prices              Stock Options                  Life                  Exercise Price
----------------------------------------------------------------------------------------------------------
                                  (IN THOUSANDS)                 (YEARS)
$12 to $18                                     106                        6.6                    $16.31
$19 to $28                                     510                        4.1                    $24.16
$31 to $46                                   1,115                        3.4                    $38.96
$47 to $57                                      18                        7.2                    $50.09
                             --------------------------
$12 to $57                                   1,749                        4.3                    $33.39
                             ==========================

Stock options exercisable at December 31, 2000:

         Range of                    Number of              Weighted-Average
      Exercise Prices              Stock Options             Exercise Price
--------------------------------------------------------------------------------
                                  (IN THOUSANDS)
$19 to $28                                     398                    $24.43
$31 to $46                                   1,088                    $38.90
$47 to $57                                      16                    $50.00
                             --------------------------
$19 to $57                                   1,502                    $35.18
                             ==========================

If compensation cost for the Company's fixed stock option awards had been determined based on fair value at grant date for awards under the plans consistent with FAS 123, the Company's net earnings/(loss) and basic earnings/(loss) per common share would have been changed to the pro forma amounts as follows:

(IN MILLIONS, EXCEPT PER SHARE DATA)                                  1998           1999          2000
--------------------------------------------------------------------------------------------------------
Net earnings/(loss):
   As reported                                                       $(51.0)          $8.7         $37.7
   Pro forma                                                          (59.0)            .7          34.9
Basic earnings/(loss) per share:
   As reported                                                        (1.15)           .20           .84
   Pro forma                                                          (1.33)           .02           .78
Diluted earnings/(loss) per share:
   As reported                                                        (1.15)           .20           .84
   Pro forma                                                          (1.33)           .02           .77

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

The fair value of each option grant was estimated on the grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

                                                                 1998            1999            2000
                                                            ---------------------------------------------
Dividend yield                                                 1.9%            2.4%            3.4%
Expected volatility                                           25.6%           36.6%           38.6%
Risk free interest rate                                        4.9%            5.8%            6.5%
Expected option life                                           5.5 years       5.0 years       5.3 years

Dividend equivalent payments on outstanding stock options of $1.3 million, $1.2 million and $.9 million were made in 1998, 1999 and 2000, respectively. No stock options were granted in 1998, 1999 or 2000 with dividend equivalents.

In January 2000, executives and key employees were granted shares of performance accelerated restricted stock (PARS) as a long-term incentive. In addition, a special grant of PARS was made to selected executives and key employees in July 2000 as part of a retention program. The PARS grants are subject to accelerated vesting of a portion of the award if the Company achieves certain performance goals during any year between 2000 and 2003. If the acceleration terms are not satisfied, the awards vest one third each year over the three year vesting period. One share of the Company's common stock will be issued for each share of PARS that vests. No shares of stock were issued on the grant date. A total of 891,280 PARS shares were granted at prices of $19.06 and $18.06. A total of $3.6 million was charged to expense under this program in 2000.

Under the 1993 Plan, the Company awarded 25,000 shares of restricted stock at $46.50 per share in 1995 and 15,000 shares of restricted stock at $45.88 per share in 1996. The 1995 restricted shares vest proportionately each year over a five year period. The 1996 restricted shares vested if the Company achieved certain financial objectives within a five year period. The value of the restricted stock issued was recorded as deferred compensation and is being amortized to compensation expense over a five year period from the award date. In 1999, 10,000 of the 1996 restricted shares were forfeited because the financial objectives were not achieved. In addition, the Company awarded 10,000 shares of restricted stock in 1998 that vest proportionately over a four year period. The receipt of the shares was deferred and the related cost is being accrued over the vesting period. In November 2000, as part of the Company's retention program, executives and key employees were given the opportunity to surrender certain outstanding stock options which were not in the money, for a grant of restricted stock at a ratio of one share of restricted stock for each five stock options surrendered. In addition, supplemental restricted stock grants were made to certain executives. This restricted stock award vests over a two year period at a rate of one-half each year. One share of the Company's common stock will be issued for each share of restricted stock that vests. No shares of stock were issued on the award date. A total of 961,579 shares of restricted stock were granted at a price of $7.63 under this program in 2000. Amounts charged to expense related to restricted stock were $.1 million, $.3 million and $.5 million in 1998, 1999 and 2000, respectively. The Company's balance sheet amounts for deferred compensation included $.3 million and $.1 million at December 31, 1999 and 2000, respectively, related to restricted stock issued under the 1993 Plan.

Officers and a limited number of senior executives of the Company are eligible to receive performance share awards payable in shares of the Company's common stock. These awards are tied to the achievement of specific financial metrics critical to the long-term success of the Company. Performance is measured over a three year period and is based on improvements in the Company's revenue and return on net assets. Awards are valued at the fair value of the Company's common stock on the date the awards are earned. No awards are made unless both of the threshold performance targets are reached. Amounts charged or credited to expense related to performance shares were $(.1) million, $2.3 million and $(1.0) million in 1998, 1999 and 2000, respectively.

11.  BENEFIT PLANS

The Company maintains a qualified noncontributory trusteed pension plan covering substantially all domestic employees. Through 1997, the benefits were based on years of service and final average compensation at retirement. Effective January 1, 1998, the Company adopted a pension plan change for most of its U.S. employees. The revised plan bases retirement benefits on an account balance that accumulates over the employee's working career. For certain employees, a ten year transition period from the previous pension formula to the new formula will apply. This plan change necessitated certain changes in plan assumptions including the rate of changes in salary increases. The effect of this plan change was reflected in the funded status of the Company's plans as of December 31, 1997. In general, the Company's policy is to fund the U.S. pension trust to the extent such contributions would be deductible under the funding standards established under the Internal Revenue Code. Plan assets consist primarily of high quality corporate and U.S. government bonds, asset-backed securities, publicly traded common stocks and investments in private equity and real estate.

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

Components of the Company's net periodic pension cost/(credit) are as follows:

(IN MILLIONS)                                                         1998          1999          2000
----------------------------------------------------------------- ------------- ------------- -------------
Service cost                                                           $ 26.3       $ 26.7        $ 22.0
Interest cost                                                            83.3         84.4          83.8
Expected return on assets                                              (102.0)      (109.8)       (114.5)
Amortization of:
   Unrecognized transition asset                                        (11.1)       (11.1)        (10.0)
   Unrecognized prior service cost                                        3.4          3.6           3.5
   Unrecognized gain                                                      (.9)         (.4)         (1.4)
Curtailment cost                                                          2.6           --            --
Settlement gain                                                            --        (24.5)         (1.4)
                                                                  ------------- ------------- -------------

    Net periodic pension cost/(credit)                              $     1.6      $ (31.1)      $ (18.0)
                                                                  ============= ============= =============


The following tables set forth the plans' reconciliations of projected benefit obligations, plan assets, funded status and amounts recognized in the Company's consolidated balance sheet at December 31:

(IN MILLIONS)                                                            1999              2000
------------------------------------------------------------------ ----------------- -----------------
Projected benefit obligation at beginning of year                        $1,339.9          $1,222.0
Service cost                                                                 26.7              22.0
Interest cost                                                                84.4              83.8
Plan participants' contributions                                               .7               1.1
Plan amendments                                                               4.5               2.9
Special termination benefits                                                   .7               1.3
Actuarial (gain)/loss                                                       (56.7)              2.7
Foreign currency exchange rate change                                       (17.5)            (15.3)
Transfers in                                                                  4.0                --
Benefits paid                                                              (164.7)           (123.7)
                                                                   ----------------- -----------------

   Projected benefit obligation at end of year                           $1,222.0          $1,196.8
                                                                   ================= =================


(IN MILLIONS)                                                            1999              2000
------------------------------------------------------------------ ----------------- -----------------
Fair value of plan assets at beginning of year                           $1,544.6          $1,507.7
Actual return on plan assets                                                145.8               7.6
Employer contributions                                                        4.6              18.9
Plan participants' contributions                                               .7               1.1
Transfers in                                                                  4.0                --
Benefits paid                                                              (164.7)           (123.7)
Foreign currency exchange rate change                                       (27.3)            (23.1)
                                                                   ----------------- -----------------

   Fair value of plan assets at end of year                              $1,507.7          $1,388.5
                                                                   ================= =================

(IN MILLIONS)                                                            1999              2000
------------------------------------------------------------------ ----------------- -----------------
Plan assets in excess of projected benefit obligation                     $ 285.7            $191.7
Unrecognized:
   Transition asset                                                         (24.3)            (13.6)
   Prior service cost                                                        31.0              30.0
   Gain                                                                    (336.3)           (218.8)
                                                                   ----------------- -----------------

   Accrued liability at end of year                                        $(43.9)           $(10.7)
                                                                   ================= =================


The assumptions used by the Company which have a significant effect on the amounts reported for pension accounting as of December 31 were as follows:

                                                                      1998          1999          2000
                                                                  ------------- ------------- -------------
Weighted average discount rate                                          6.7%          7.3%          7.3%
Weighted average rate of increase in compensation levels                3.8%          3.8%          3.8%
Weighted average expected long-term rate of return on assets            9.3%          9.4%          9.3%


The Company recorded a settlement gain of $24.5 million in 1999 related to the large number of employees that left the Company, primarily under the Company's involuntary severance program, and elected to receive lump sum benefit distributions under the Company's pension plan in 1999. The Company recorded approximately half of this gain in cost of goods sold and half in marketing and administrative expense. The gain was allocated to the non-segment Corporate category. In 2000, the Company recorded an additional settlement gain of $1.4 million related primarily to employees who left the Company in late 1999 and elected to receive lump sum benefit distributions under the Company's pension plan.

Effective January 1998, the Company began contributing an amount of the Company's common stock equal to 5% of each eligible domestic employees' pay to the ESOP fund. The amount charged to expense for this contribution in 1998, 1999 and 2000 was $15.1 million, $13.4 million and $12.0 million, respectively. Also in 1998, the Company began contributing an amount equal to 3% of each eligible domestic employees' annual pay in cash to the Retirement Savings Plan. The amount charged to expense for these cash contributions was $9.2 million, $8.2 million and $7.2 million in 1998, 1999 and 2000, respectively.

The Company currently provides certain health and life insurance benefits to eligible retired employees. Substantially all domestic employees who retire from the Company, and meet the minimum age and service requirements of 55 and 10 years, respectively, become eligible for these benefits. The plans are currently unfunded and may be modified in accordance with the terms of the plan documents. The Company funds these benefits on a pay-as-you-go basis. Substantially all eligible retirees are required to contribute to the cost of their health care benefits. Upon reaching age 65, eligible retirees' health care benefit coverage is coordinated with Medicare. In 1995, the Company established an amount it would contribute toward the cost of the retirees' selected medical plan coverage. The Company intended to annually review the amount it would contribute toward this coverage and intended, at its option, to make adjustments to this amount based on several considerations including financial factors, inflation of medical costs and other relevant factors. In 2000, the Company modified this benefit for a significant number of plan participants to further reduce its exposure to future medical inflation. Eligible retirees are not required to contribute to the cost of their life insurance benefits. Employees of most of the Company's subsidiaries outside of the United States are covered by government programs.

Components of the Company's net periodic postretirement benefit cost are as follows:

(IN MILLIONS)                                                          1998           1999          2000
------------------------------------------------------------------ -------------- ------------- -------------
Service cost                                                             $ 6.6          $6.2          $4.1
Interest cost                                                             16.8          17.2          16.8
Amortization of unrecognized prior service cost                          (10.6)         (9.0)         (9.4)
Curtailment gain                                                          (1.3)         (1.9)           --
                                                                   -------------- ------------- -------------

   Net periodic postretirement benefit cost                             $ 11.5         $12.5         $11.5
                                                                   ============== ============= =============


The following tables set forth the plan's reconciliations of accumulated postretirement benefit obligation and plan assets, the funded status of the plan and amounts recognized in the Company's consolidated balance sheet at December 31:

(IN MILLIONS)                                                          1999           2000
------------------------------------------------------------------ -------------- -------------
Accumulated postretirement benefit obligation
   at beginning of year                                                 $265.4        $247.1
Service cost                                                               6.2           4.1
Interest cost                                                             17.2          16.8
Plan amendment                                                              --         (34.3)
Plan participants' contributions                                           1.3           2.0
Actuarial (gain)/loss                                                    (22.8)          4.2
Benefits paid                                                            (20.2)        (21.7)
                                                                   -------------- -------------

   Accumulated postretirement benefit obligation at end of
     year                                                               $247.1        $218.2
                                                                   ============== =============

(IN MILLIONS)                                                          1999           2000
------------------------------------------------------------------ -------------- -------------
Fair value of plan assets at beginning of year                           $  --         $  --
Employer contributions                                                    18.9          19.7
Plan participants' contributions                                           1.3           2.0
Benefits paid                                                            (20.2)        (21.7)
                                                                   -------------- -------------

    Fair value of plan assets at end of year                             $  --         $  --
                                                                   ============== =============

(IN MILLIONS)                                                          1999           2000
------------------------------------------------------------------ -------------- -------------
Plan obligations in excess of plan assets                               $(247.1)      $(218.2)
Unrecognized:
    Prior service cost                                                     (6.0)        (30.9)
    Loss                                                                     .2           4.4
                                                                   -------------- -------------

    Accrued liability at end of year                                    $(252.9)      $(244.7)
                                                                   ============== =============


The Accumulated Postretirement Benefit Obligation ("APBO") at both December 31, 1999 and 2000 was determined using a discount rate of 7.5%. The assumed health care cost trend rate used in measuring the APBO at both December 31, 1999 and 2000 was 7.5%, declining gradually to an ultimate rate of 6% in 2007. These trend rates reflect the Company's current experience and expectation that future rates will decline.

The assumptions used above have an effect on the amounts reported. A one percentage point change in the Company's assumed health care cost trend rates would have the following effects for the year ended December 31, 2000:

(IN MILLIONS)                                                        1% Increase        1% Decrease
----------------------------------------------------------------- ------------------ ------------------
Effect on total of service and interest cost                                $.1               $(.1)

Effect on accumulated postretirement benefit obligation                    $1.5              $(1.3)


The Company has a Board of Directors' Retirement Plan (the "Directors' Retirement Plan") primarily for the benefit of former non-employee directors. The estimated present value of future benefit payments under the Directors' Retirement Plan is accrued annually based on the credited service up to the participants' actual retirement dates and is charged to expense. For the years 1998, 1999 and 2000, $.2 million, $.2 million and $.1 million, respectively, was charged to expense for the Directors' Retirement Plan.

12.  RENTAL EXPENSE AND LEASE COMMITMENTS

Minimum annual rental commitments at December 31, 2000, under noncancelable leases, principally for real estate, are payable as follows:

              (IN MILLIONS)
              2001                                               $21.6
              2002                                                19.0
              2003                                                15.3
              2004                                                14.1
              2005                                                13.8
              2006 and thereafter                                 80.2
                                                        -----------------
              Total minimum lease payments                      $164.0
                                                        =================

Minimum payments have not been reduced by minimum sublease rentals of $1.4 million due in the future under noncancelable subleases.

Many of the leases contain renewal options and some contain escalation clauses which require payments of additional rent to the extent of increases in the related operating costs.

Rental and lease expenses consisted of the following:

(IN MILLIONS)                                                         1998          1999          2000
----------------------------------------------------------------- ------------- ------------- -------------
Minimum rentals                                                          $26.5         $28.4         $28.4
Contingent rentals                                                         4.9           2.1           2.0
                                                                  ------------- ------------- -------------

    Total                                                                $31.4         $30.5         $30.4
                                                                  ============= ============= =============


Sublease income amounted to $1.7 million, $1.5 million and $3.5 million in 1998, 1999 and 2000, respectively.

13.  BUSINESS

NATURE OF OPERATIONS

The Company designs, develops, manufactures, and markets instant and digital imaging products and certain related products that include digital peripherals and software and system solutions. The Company's principal products, which are marketed in all of the Company's sales and marketing segments, are instant film, instant and digital cameras, digital peripherals and secure identification systems with software and systems solutions. In addition to its principle products, the Company designs, develops, manufactures and/or markets hardware accessories for the instant imaging market, conventional 35mm cameras and film and videotapes. The Company has also operated certain non-core businesses such as graphics, which was contributed to a joint venture in 1999 and polarizer and holography which had been exited by the end of the first quarter of 2000.

The Company sells its products directly to and through mass merchandisers; food, drug, discount and department stores; specialty stores; wholesalers; original equipment manufacturers; independent agents; retail outlets; and distributors.

SEGMENTS OF BUSINESS

The Company is managed in five primary segments: the Americas Region; the European Region; the Asia Pacific Region; Global Operations; and Research and Development. The Americas, European and Asia Pacific segments consist of sales and marketing operations. The Global Operations segment consists of worldwide activities associated with manufacturing, logistics, procurement, developing manufacturing processes for new products and inventory management. Research and Development consists of activities related to corporate research and engineering activities.

Each of the Company's segments are managed by senior executives who are directly responsible for the marketing, operational or technical strategies employed in that segment. The Company evaluates the performance of its segments based on profit from operations with consideration of assets employed. In the regional sales and marketing segments, profit from operations is based on standard product costs excluding intercompany margins and therefore reflects contribution to worldwide Company profits from third party sales. Non-standard manufacturing costs along with the cost of developing manufacturing processes for new products and regional warehousing and distribution costs are reported as incurred in the Global Operations segment. Costs related to research and engineering activities are reported as incurred in the Research and Development segment. The financial results of each segment are reviewed by the Company's chief operating decision-maker.

In addition to its segments, the Company has one category called Corporate, which it does not consider to be a segment. This category includes central marketing, centralized information systems, general and administrative functions and certain other corporate functions. Corporate also includes costs related to restructuring activities and certain other non-operating items.

Assets in the regional sales and marketing segments consist primarily of trade accounts receivable and fixed assets related to sales and administrative activities. Global Operations assets consist primarily of worldwide inventories and fixed assets related to manufacturing and distribution facilities. Research and Development assets consist primarily of fixed assets related to research and engineering activities. The assets in the Corporate category include cash and cash equivalents, prepaid expenses and other assets, deferred tax assets and other non-current assets.

The following is a summary of information related to the Company's segments at December 31. Certain prior year segment information has been reclassified to conform with the current year presentation.

SEGMENT INFORMATION

(IN MILLIONS)                                                1998             1999              2000
------------------------------------------------------ ----------------- ---------------- -----------------
NET SALES TO CUSTOMERS
Americas Region                                              $1,131.0          $1,230.1          $1,208.7
European Region                                                 449.0             427.7             353.9
Asia Pacific Region                                             265.9             320.8             293.0
Global Operations                                                  --                --                --
Research and Development                                           --                --                --
                                                       ----------------- ---------------- -----------------
    Subtotal Segments                                         1,845.9           1,978.6           1,855.6
Corporate                                                          --                --                --
                                                       ----------------- ---------------- -----------------
    Total                                                    $1,845.9          $1,978.6          $1,855.6
                                                       ================= ================ =================


(IN MILLIONS)                                                1998             1999              2000
------------------------------------------------------ ----------------- ---------------- -----------------
PROFIT/(LOSS) FROM OPERATIONS
Americas Region                                                $ 318.2          $ 332.7           $ 324.7
European Region                                                   36.1             81.3              40.2
Asia Pacific Region                                               59.0             76.6              72.0
Global Operations                                               (186.7)          (163.8)            (95.7)
Research and Development                                        (119.9)           (85.5)            (83.4)
                                                       ----------------- ---------------- -----------------
    Subtotal Segments                                            106.7            241.3             257.8
Corporate (1)                                                   (155.7)          (133.7)           (148.7)
                                                       ----------------- ---------------- -----------------
    Total                                                      $ (49.0)         $ 107.6           $ 109.1
                                                       ================= ================ =================

(1) PROFIT/LOSS FROM OPERATIONS FOR CORPORATE INCLUDES WORLDWIDE
    RESTRUCTURING CHARGES OF $50.0 MILLION IN 1998 AND A REVERSAL OF RESTRUCTURING CHARGES TOTALING $5.8 MILLION IN 2000.

------------------------------------------------------ ----------------- ---------------- -----------------

ASSETS
Americas Region                                                $ 253.6          $ 287.0           $ 305.6
European Region                                                  187.4            177.0             146.3
Asia Pacific Region                                               62.7             69.8              57.6
Global Operations                                                924.8            794.8             841.5
Research and Development                                          36.4             31.6              28.8
                                                       ----------------- ---------------- -----------------
    Subtotal Segments                                          1,464.9          1,360.2           1,379.8
Corporate                                                        732.8            679.8             663.2
                                                       ----------------- ---------------- -----------------
    Total                                                     $2,197.7         $2,040.0          $2,043.0
                                                       ================= ================ =================

------------------------------------------------------ ----------------- ---------------- -----------------
DEPRECIATION AND AMORTIZATION
Americas Region                                                   $4.7            $ 4.3             $ 8.1
European Region                                                    4.7              7.1               7.7
Asia Pacific Region                                                2.0              1.0                .9
Global Operations                                                 59.0             66.0              69.2
Research and Development                                           8.0              7.2               6.9
                                                       ----------------- ---------------- -----------------
    Subtotal Segments                                             78.4             85.6              92.8
Corporate                                                         15.0             22.9              22.7
                                                       ----------------- ---------------- -----------------
    Total                                                        $93.4           $108.5            $115.5
                                                       ================= ================ =================


(IN MILLIONS)                                                1998             1999              2000
------------------------------------------------------ ----------------- ---------------- -----------------
EXPENDITURES FOR LONG-LIVED ASSETS
Americas Region                                                  $10.4            $ 9.0             $20.0
European Region                                                    8.4              9.0               7.8
Asia Pacific Region                                                 .9               .5                .7
Global Operations                                                100.5             91.4              72.8
Research and Development                                           3.0              1.2               2.1
                                                       ----------------- ---------------- -----------------
    Subtotal Segments                                            123.2            111.1             103.4
Corporate                                                         67.9             59.4              25.8
                                                       ----------------- ---------------- -----------------
    Total                                                       $191.1           $170.5            $129.2
                                                       ================= ================ =================




GEOGRAPHIC INFORMATION
(IN MILLIONS)                                                1998             1999              2000
------------------------------------------------------ ----------------- ---------------- -----------------
NET SALES TO CUSTOMERS (2)
United States                                                 $ 983.9          $1,082.6          $1,051.5
Other foreign countries                                         862.0             896.0             804.1
                                                       ----------------- ---------------- -----------------

    Total                                                    $1,845.9          $1,978.6          $1,855.6
                                                       ================= ================ =================

(2) NET SALES ARE ATTRIBUTABLE TO COUNTRIES BASED ON LOCATION OF THE ENTITY RECORDING THE SALE WHICH GENERALLY IS THE SAME AS THE LOCATION OF THE CUSTOMER.


GEOGRAPHIC INFORMATION
(IN MILLIONS)                                                1998             1999              2000
------------------------------------------------------ ----------------- ---------------- -----------------

LONG-LIVED ASSETS
United States                                                  $450.5            $443.3            $414.9
Other foreign countries                                         116.0             155.9             154.3
                                                       ----------------- ---------------- -----------------

    Total                                                      $566.5            $599.2            $569.2
                                                       ================= ================ =================


The Company's principal products, which have been described above, represented approximately 85% of the Company's net sales in 1998 and approximately 90% in 1999 and in 2000, while sales of instant cameras and film represented approximately 75% of the Company's net sales in 1998 and 80% in both 1999 and 2000.

Sales to one customer, Wal-Mart Stores, Inc., amounted to approximately 13% of the Company's total net sales in 1998 and approximately 15% in both 1999 and 2000. These sales were recorded primarily in the Americas Region.

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

The Company, together with other parties, is currently designated a Potentially Responsible Party ("PRP") by the United States Environmental Protection Agency and certain state agencies with respect to the response costs for environmental remediation at several sites. The Company believes that its potential liability with respect to any site and with respect to all sites in the aggregate will not have a materially adverse effect on the financial condition or operating results of the Company.

Due to a wide range of estimates with regard to response costs at those sites and various other uncertainties, the Company cannot firmly establish its ultimate liability concerning those sites. In each case in which the Company is able to determine the likely exposure, such amount has been included in the Company's reserve for environmental liabilities. Where a range of comparably likely exposures exists, the Company has included in its reserve at least the minimum amount of the range. The Company's aggregate reserve for these liabilities as of December 31, 1999 and December 31, 2000 was $1.4 million and $.8 million, respectively, and the Company currently estimates that the majority of the reserve will be payable over the next two to three years. The Company reviews the analysis of the data that supports the adequacy of this reserve on a quarterly basis. The reserve for such liability does not provide for associated litigation costs, which, if any, are expected to be inconsequential in comparison with the amount of the reserve. The Company will continue to accrue in its reserve appropriate amounts from time to time as circumstances warrant. This reserve does not take into account potential recoveries from third parties.

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

The Company reviews its recurring internal expenditures on environmental matters, as well as capital expenditures related to environmental compliance, on a monthly basis and reviews its third-party expenditures on environmental matters on a quarterly basis. The Company believes that these expenditures have not had and will not have a materially adverse effect on the financial condition or operating results of the Company.

A consolidated suit was filed in United States District Court for the District of Massachusetts ("the Court") against the Company and certain of its officers by individuals claiming to have purchased stock in the Company and purporting to represent a class of its shareholders in actions alleging violations of federal securities law regarding public disclosure of information about the Company's business during a time between April 16, 1997 and August 28, 1998. On March 21, 2001, the Court issued an order dismissing these suits. The plaintiffs in this matter have 30 days to appeal the decision. The Company believes that these suits are without merit and will continue to defend them vigorously.

The Company is involved in other legal proceedings and claims arising in the ordinary course of business. The Company believes that the disposition of these matters will not have a materially adverse effect on its results of operations or financial condition.

15. SUBSEQUENT EVENTS

In February 2001, the Company announced a worldwide restructuring program designed to reduce overhead costs, realign the Company's resources and allow the Company to accelerate the implementation of its digital strategy. Accordingly, the Company will record pre-tax restructuring and other charges of approximately $80 million in the first quarter of 2001. The charges, which will be allocated to the non-segment Corporate category, will include approximately $50 million of severance costs and approximately $30 million of asset write-offs. The severance component of this program will result in the reduction of approximately 950 jobs over the next twelve months. Nearly half of the employees in this program will be from the Global Operations segment and the remainder from the Company's other segments and the non-segment Corporate category.

16.  SUPPLEMENTARY FINANCIAL INFORMATION

The section on pages 43-45 entitled Supplementary Financial Information has not been audited by the Company's independent auditors. Those auditors have, however, made a limited review of the 1999 and 2000 quarterly data on page 43 in accordance with standards established by the American Institute of Certified Public Accountants and that information is incorporated herein by reference. Because the Company's independent auditors did not audit the Company's quarterly data for either year, they express no opinion on such data.

QUARTERLY FINANCIAL DATA (UNAUDITED)
POLAROID CORPORATION AND SUBSIDIARY COMPANIES
(IN MILLIONS, EXCEPT PER SHARE AND STOCK PRICE DATA)

1999                                               FIRST             SECOND            THIRD            FOURTH            YEAR
--------------------------------------------- ----------------- ----------------- ---------------- ----------------- ---------------
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

*  RECORDED ON THE NEW YORK STOCK EXCHANGE COMPOSITE.

QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)
(IN MILLIONS, EXCEPT PER SHARE AND STOCK PRICE DATA)

2000                                               FIRST             SECOND            THIRD            FOURTH            YEAR
--------------------------------------------- ----------------- ----------------- ---------------- ----------------- ---------------
Net sales                                             $403.4            $487.8           $458.2             $506.2         $1,855.6
Profit/(loss) from operations                            9.2              50.7             48.5                 .7            109.1
Net earnings/(loss)                                     (1.4)             26.6             18.4               (5.9)            37.7
Basic earnings/(loss) per common share                  (.03)              .59              .41               (.13)             .84
Diluted earnings/(loss) per common share                (.03)              .59              .40               (.13)             .84
Cash dividends per common share                          .15               .15              .15                .15              .60
Stock prices*
   High                                                28.25             24.06            19.56              13.94            28.25
   Low                                                 17.94             17.31            13.44               5.56             5.56

Stockholders of record as of January 31, 2001: 8,529

*  RECORDED ON THE NEW YORK STOCK EXCHANGE COMPOSITE.

TEN YEAR FINANCIAL SUMMARY (UNAUDITED)
Polaroid Corporation and Subsidiary Companies
Years ended December 31
(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                 1991           1992          1993           1994          1995
                                                               ------------ ------------- -------------- -------------- ------------
CONSOLIDATED STATEMENT OF EARNINGS

NET SALES                                                       $2,070.6      $2,152.3       $2,244.9       $2,312.5       $2,236.9

   Cost of goods sold                                            1,082.5       1,178.0        1,296.5        1,324.2        1,298.6
   Marketing, research, engineering and administrative expenses    741.5         760.5          763.0          788.0          849.1
   Restructuring and other                                            --            --           44.0             --          247.0
   Special charges                                                    --            --             --             --             --
                                                               ------------ ------------- -------------- -------------- ------------

TOTAL COSTS                                                      1,824.0       1,938.5        2,103.5        2,112.2        2,394.7
                                                               ------------ ------------- -------------- -------------- ------------

PROFIT/(LOSS) FROM OPERATIONS                                      246.6         213.8          141.4          200.3         (157.8)

   Litigation settlement, net of employee incentives               871.6            --             --             --             --
   Other income                                                     23.4           7.8            8.2            7.0            8.5
   Interest expense                                                 58.4          58.5           47.9           46.6           52.1
                                                               ------------ ------------- -------------- -------------- ------------
EARNINGS/(LOSS) BEFORE INCOME TAX EXPENSE/(BENEFIT)              1,083.2         163.1          101.7          160.7         (201.4)
   Federal, state and foreign income tax expense/(benefit)         399.5          64.1           33.8           43.5          (61.2)
                                                               ------------ ------------- -------------- -------------- ------------

EARNINGS/(LOSS) BEFORE EXTRAORDINARY ITEM AND CUMULATIVE
   EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                     $  683.7      $   99.0       $   67.9       $  117.2       $ (140.2)
                                                               ============ ============= ============== ============== ============

NET EARNINGS/(LOSS)                                             $  683.7      $   99.0       $ (51.3)       $  117.2       $ (140.2)
                                                               ============ ============= ============== ============== ============

   Basic earnings/(loss) per common share before
     extraordinary item and cumulative effect of
     changes in accounting principle                            $  13.07      $   2.08       $   1.45       $   2.52       $ (3.09)
   Basic earnings/(loss) per common share                       $  13.07      $   2.08       $ (1.10)       $   2.52       $ (3.09)
   Diluted earnings/(loss) per common share before
     extraordinary item and cumulative effect of
     changes in accounting principle                            $  10.88      $   2.03       $   1.45       $   2.43       $ (3.09)
   Diluted earnings/(loss) per common share                     $  10.88      $   2.03       $ (1.10)       $   2.43       $ (3.09)
   Cash dividends per common share                              $    .60      $    .60       $    .60       $    .60       $    .60
   Common shares outstanding at end of year (in thousands)        48,919        46,668         46,806         45,998         45,533

TEN YEAR FINANCIAL SUMMARY (UNAUDITED) (CONTINUED)
Polaroid Corporation and Subsidiary Companies
Years ended December 31
(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                1996           1997          1998           1999           2000
                                                            -------------- ------------- -------------- -------------- -------------
CONSOLIDATED STATEMENT OF EARNINGS

NET SALES                                                      $2,275.2      $2,146.4       $1,845.9       $1,978.6       $1,855.6

   Cost of goods sold                                           1,283.8       1,229.8        1,108.4        1,170.5        1,055.9
   Marketing, research, engineering and
     administrative expenses                                      796.6         752.2          736.5          700.5          696.4
   Restructuring and other                                        110.0         323.5           50.0             --           (5.8)
   Special charges                                                 33.0            --             --             --             --
                                                            -------------- ------------- -------------- -------------- -------------

TOTAL COSTS                                                     2,223.4       2,305.5        1,894.9        1,871.0        1,746.5
                                                            -------------- ------------- -------------- -------------- -------------

PROFIT/(LOSS) FROM OPERATIONS                                      51.8         (159.1)        (49.0)         107.6          109.1

   Litigation settlement, net of employee incentives                 --            --             --             --             --
   Other income                                                    26.8          15.0           67.7          (16.8)          34.1
   Interest expense                                                47.4          47.8           57.6           77.4           85.3
                                                            -------------- ------------- -------------- -------------- -------------
EARNINGS/(LOSS) BEFORE INCOME TAX EXPENSE/(BENEFIT)                31.2         (191.9)        (38.9)          13.4           57.9
   Federal, state and foreign income tax expense/(benefit)         16.2          (65.2)         12.1            4.7           20.2
                                                            -------------- ------------- -------------- -------------- -------------

EARNINGS/(LOSS) BEFORE EXTRAORDINARY ITEM AND
   CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE         $   15.0        $(126.7)      $ (51.0)        $  8.7         $ 37.7
                                                            ============== ============= ============== ============== =============

NET EARNINGS/(LOSS)                                            $  (41.1)       $(126.7)      $ (51.0)        $  8.7         $ 37.7
                                                            ============== ============= ============== ============== =============

Basic earnings/(loss) per common share before
   extraordinary item and cumulative effect of
   changes in accounting principle                             $    .33        $(2.81)       $(1.15)         $  .20         $  .84
Basic earnings/(loss) per common share                         $  (.90)        $(2.81)       $(1.15)         $  .20         $  .84
Diluted earnings/(loss) per common share before
   extraordinary item and cumulative effect of
   changes in accounting principle                             $    .33        $(2.81)       $(1.15)         $  .20         $  .84
Diluted earnings/(loss) per common share                       $  (.90)        $(2.81)       $(1.15)         $  .20         $  .84
Cash dividends per common share                                $    .60        $   .60       $   .60         $  .60         $  .60
Common shares outstanding at end of year (in thousands)          44,819         44,536        43,990         44,616         45,532

TEN YEAR FINANCIAL SUMMARY (UNAUDITED) (CONTINUED)
Polaroid Corporation and Subsidiary Companies
Years ended December 31
(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                   1991           1992          1993          1994          1995
                                                ------------- ------------- ------------- ------------- -------------
SELECTED BALANCE SHEET INFORMATION

Working capital                                  $  684.7      $  778.5      $  826.7      $  879.7      $  730.3
Net property, plant and equipment                   549.4         657.3         718.2         747.3         691.0
Total assets                                      1,889.3       2,008.1       2,212.3       2,316.7       2,261.8
Long-term debt                                      471.8         637.4         602.3         566.0         526.7
Common stockholders' equity                         772.9         808.9         767.3         864.4         717.7

OTHER STATISTICAL DATA

Additions to property, plant and equipment       $  175.8      $  201.5      $  165.6      $  146.7      $  167.9
Depreciation                                     $   85.5      $   89.1      $  100.3      $  118.2      $  132.7
Payroll and benefits                             $  690.6      $  670.2      $  699.2      $  720.6      $  709.3
Number of employees, end of year                   12,003        12,359        12,048        12,104        11,662
Return on average common stockholders' equity*     148.6%         12.7%          9.3%         14.7%       (17.8%)

                                                   1996          1997           1998         1999           2000
                                                ------------- ------------- ------------- ------------- -------------
SELECTED BALANCE SHEET INFORMATION

Working capital                                  $  623.3      $  572.8      $  360.4      $  366.7      $  325.3
Net property, plant and equipment                   666.2         512.5         566.5         599.2         569.2
Total assets                                      2,201.6       2,132.7       2,197.7       2,040.0       2,043.0
Long-term debt                                      489.9         496.6         497.4         573.0         573.5
Common stockholders' equity                         658.2         484.4         389.9         370.5         375.2

OTHER STATISTICAL DATA

Additions to property, plant and equipment       $  121.8      $  134.3      $  191.1      $  170.5      $  129.2
Depreciation                                     $  118.3      $  111.5      $   90.7      $  105.9      $  113.9
Payroll and benefits                             $  641.2      $  608.6      $  564.4      $  545.2      $  498.0
Number of employees, end of year                   10,046        10,011         9,274         8,784         8,865
Return on average common stockholders' equity      (6.2%)       (19.7%)       (11.4%)          2.4%         10.1%

* 1993 IS SHOWN PRIOR TO THE CUMULATIVE EFFECTS OF FAS 106, 109 AND 112.